



04030735

PROCESSED
JUN 18 2004
THOMSON FINANCIAL



SEC MAIL RECEIVED PROCESSING JUN 14 2004 WASH. D.C. 181 SECTION

SUPPL

12G32BR

June 11, 2004

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Focus Energy Trust ("Focus") and FET Resources Ltd.
File No. 82-34761
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the following documents of Focus:

Interim Financial Statements September 30, 2003	November 26, 2003
Confirmation of Mailing	November 27, 2003
Press Release – Exchange Ratio on Exchangeable Shares	December 1, 2003
Press Release – Confirmation of Distribution	December 16, 2003
Press Release – Exchange Ratio on Exchangeable Shares	January 2, 2004
Press Release – Q1 Distributions	January 15, 2004
Press Release – Exchange Ratio on Exchangeable Shares	February 2, 2004
Press Release – Confirmation of Distribution	February 18, 2004
Press Release – Exchange Ratio on Exchangeable Shares	March 1, 2004
Press Release – Acquisition & Financing	March 8, 2004
Press Release – Confirmation of Distribution	March 15, 2004
Preliminary Short Form Prospectus - English	March 8, 2004
Preliminary Short Form Prospectus - French	March 8, 2004
Interim Financial Statements September 30, 2003 - French	March 8, 2004
Preliminary Receipt for Short Form Prospectus	March 9, 2004
MRRS Decision Document (Preliminary)	March 9, 2004
Alternative Monthly Report – Early Warning Report	March 10, 2004

dw 6/17

Suite 3250, 205 5th Avenue SW, Calgary, Alberta T2P 3V7
www.focusenergytrust.com Tel: [403] 781-8409 Fax: [403] 781-8408 Email: contact@focusenergytrust.com

Underwriting or Agency Agreement	March 15, 2004
MRRS Decision Document (Final)	March 15, 2004
Final Short Form Prospectus - English	March 15, 2004
Final Short Form Prospectus - French	March 15, 2004
Consent Letter of other experts	March 15, 2004
Consent Letter of underwriters' legal counsel	March 15, 2004
Consent Letter of issuer's legal counsel	March 15, 2004
Auditor's Consent Letter	March 15, 2004
MRRS Decision Document (Final) – Newfoundland & Labrador	March 16, 2004
Final Receipt - Quebec	March 16, 2004
Final Receipt – New Brunswick	March 16, 2004
Final Receipt – Nova Scotia	March 16, 2004
Press Release – Confirmation of Distribution	March 17, 2004
Press Release – Closing of Financing	March 23, 2004
Notice of Annual General Meeting	March 25, 2004
Press Release – 2003 Financial and Operating Results	March 26, 2004
Press Release – Exchange Ratio on Exchangeable Shares	April 1, 2004
Press Release – U.S. Income Tax Information	April 5, 2004
Press Release – Q2 Distributions	April 15, 2004
Annual Participation Fee for Reporting Issuers – Form 13-502F1	April 29, 2004
Notice of Meeting	April 29, 2004
Management Information Circular	April 29, 2004
Form of Proxy	April 29, 2004
Other – Annual General Meeting Voting Direction Form for FTX	April 29, 2004
Certificate re dissemination to shareholders	April 29, 2004
2003 Annual Report	April 29, 2004
Annual Financial Statements for 2003	April 29, 2004
MD&A for 2003	April 29, 2004
Press Release – Exchange Ratio on Exchangeable Shares	May 4, 2004
Press Release – 2004 1st Quarter Results	May 13, 2004
Confirmation of Mailing	May 14, 2004
Interim Financial Statements March 31, 2004	May 14, 2004
MD&A for March 31, 2004	May 14, 2004

News release via Canada NewsWire, Calgary 403-269-7605

82-34761

Attention Business/Financial Editors:
Focus Energy Trust Announces Third Quarter Results

CALGARY, Nov. 20 /CNW/ - Focus Energy Trust ("Focus") (FET.UN - TSX and FTX - TSX) released today its consolidated financial and operating results for the third quarter of 2003.

As Focus is the successor organization to Storm Energy Inc., comparative information for the quarter and nine months ended September 30, 2002 is for Storm Energy Inc. prior to the reorganization in August 2002.

<<

(000's of dollars, except where indicated)	Three Months ended September 30		Nine Months Ended September 30	
FINANCIAL	2003	2002	2003	2002
Oil and gas revenue, before royalties	26,740	25,869	85,100	90,170
Cash flow from operations (i)	15,200	232	48,679	40,180
Per Unit - basic & diluted	$ 0.48	$ 0.01	$ 1.62	$ 1.43
Cash distributions per Trust Unit	$ 0.42	$ 0.11	$ 1.245	$ 0.11
Net income	10,608	(4,885)	31,016	10,651
Per Unit - basic & diluted	$ 0.33	$ (0.17)	$ 1.03	$ 0.38
Capital expenditures, net	2,809	6,101	32,135	36,474
Long term debt plus working capital	25,520	38,076	25,897	38,076
Total Trust Units - outstanding (ii) (000's)	31,667	28,736	31,667	28,736
OPERATIONS				
Average daily production				
Crude oil (bbls/d)	2,336	4,375	2,380	5,627
NGLs (bbls/d)	508	496	494	515
Natural gas (mcf/d)	33,593	30,103	34,853	32,115
Barrels of oil equivalent (boe/d (at) 6:1)	8,443	9,888	8,682	11,494
Average product prices received				
Crude oil (CDN$/bbl)	$ 40.21	$ 42.03	$ 43.83	$ 38.63
Hedging settlements (CDN$/bbl)	$ (1.13)	$ (2.01)	$ (1.95)	$ (0.54)
NGLs (CDN$/bbl)	$ 34.18	$ 33.91	$ 35.68	$ 27.41
Natural gas (CDN$/mcf)	$ 5.47	$ 2.67	$ 6.54	$ 3.07
Hedging settlements (CDN$/mcf) (iii)	$ (0.50)	$ 0.08	$ (1.07)	$ 0.20
Netback per BOE				
Revenue (incl. hedging settlements) (iv)	$ 32.65	$ 28.44	$ 35.48	$ 28.74
Royalties, net of ARTC	$ (8.63)	$ (7.16)	$ (10.19)	$ (6.73)
Production expenses	$ (3.50)	$ (3.59)	$ (3.30)	$ (3.38)
Netback	$ 20.51	$ 17.69	$ 21.99	$ 18.63
Wells drilled (gross)	4	7	13	31
TRUST UNIT TRADING STATISTICS				
Unit prices High	$ 14.50	$ 10.63	$ 14.50	$ 10.63
(based on daily Low	$ 11.95	$ 9.60	$ 10.05	$ 9.60

closing price)	Close	$ 13.46	$ 10.63	$ 13.46	$ 10.63
Daily average trading volume		85,641	284,453	92,319	284,453

(i) Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and as such it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAPP.

(ii) Total Trust Units being Trust Units and Exchangeable Shares converted at 1.13623 at September 30, 2003

(iii) Based on hedging settlements, excludes mark-to-market amount of $0.44 and $0.10 per mcf for the quarter and nine months ended September 30, 2003, respectively.

(iv) Based on hedging settlements, excludes mark-to-market amount of $1.75 and $0.41 per boe for the quarter and nine months ended September 30, 2003, respectively.

Highlights

- We have completed our first full year of operations and maintained production volumes constant investing 25% of cash flow.
- Cash flow from operations for the third quarter of 2003 was $15.2 million or $0.48/unit.
- Based on the strong performance of the trust's asset base and our commodity price protection program, the trust anticipates that it will maintain its monthly distribution of $0.14/unit throughout the fourth quarter of 2003.
- Debt to cash flow of approximately 0.4 times provides for significant financial flexibility to take advantage of future investment opportunities.
- We have commenced our twelve well Tommy Lakes winter drilling program as well as the development drilling program at Loon Lake.

Message to Unitholders

This quarter marks our first full year of operation as a trust. We are pleased with the performance of the trust's asset base and its ability to provide further opportunities to create additional value for our unitholders. In particular the ability of these assets to maintain a constant production rate with a reinvestment of 25% cash flow is unique and representative of our asset quality.

In the third quarter the trust participated in the drilling of 4 gross (1.4 net) wells, which resulted in three new gas wells and one new oil well, all of which have been placed on production. With respect to the remainder of the year, we are active at Loon Lake with a 6 gross (2.6 net) well drilling program. At Tommy Lakes we are currently opening winter roads and anticipate kicking off our twelve well program in early December.

Volumes for the third quarter were as expected. The decrease from the Q2 level is the result of the Tommy wells coming off their flush production and the annual planned maintenance outage at Fort Nelson on the Westcoast system. We continue to forecast that volumes for 2003 will average 8,600 BOE/d.

Although natural gas prices have softened over the third quarter and appear to be relatively weak at the start of this heating season, we are comfortable that with 60% of our gas reference price protected at $7.02/mcf

(through Q4/2003 & Q1/2004), we have the ability to effectively manage our capital program and distribution profile.

OUTLOOK

The acquisition market continues to provide its challenges from both a quality and cost perspective. We continue to assess both property and corporate acquisition opportunities and sense that we may see a larger number of opportunities in the New Year. We are well positioned to undertake an acquisition of material size if, and when, an opportunity meets our criteria. We remain picky, patient, persistent and disciplined in our assessment of all acquisition opportunities.

We sincerely appreciate the support of all our unitholders throughout our first year of operation. We would also like to thank our employees for their tireless efforts and continued enthusiasm and excitement.

On behalf of the Board,

Derek W. Evans
President and Chief Executive Officer

Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") should be read in conjunction with Focus's annual MD&A and audited consolidated financial statements for the year ended December 31, 2002. Barrels of oil equivalent ("BOE") have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.

Reorganization per Plan of Arrangement Effective August 23, 2002

On August 20, 2002 the shareholders of Storm Energy Inc. approved the Plan of Arrangement which resulted in Focus Energy Trust commencing operations on August 23, 2002. Trust operations commenced with the new legal structure and business mandate pursuant to the Trust Indenture dated July 15, 2002, and with a new management team.

The Trust retained approximately 75 percent of the assets previously owned by Storm Energy Inc. These included all of the working interests in natural gas producing assets in the Tommy Lakes and Kotcho-Cabin areas of northeast British Columbia, the natural gas producing assets at Sylvan Lake and Pouce Coupe in Alberta as well as approximately 40 percent of the working interests in the oil producing areas in the Red Earth area of northern Alberta. This represented approximately 96 percent of the natural gas production and 46 percent of the oil production of Storm Energy Inc. prior to the Plan of Arrangement.

FET Resources Ltd., a wholly owned subsidiary of Focus, owns the oil and natural gas properties, and is the legal successor company to Storm Energy Inc. The transfer of assets to Storm Energy Ltd. on August 23, 2002 was a related party transaction at that time, and recorded at net book value. The financial statements for Focus Energy Trust are reported on a continuity of interests basis and include the financial results of Storm Energy Inc. to August 22, 2002.

The financial and operating results for the three and nine months ended September 30, 2003 reflect the operations and assets of the Trust. The financial and operating results for the three and nine months ended September 30, 2002 reflect the operations and assets of Storm Energy Inc. for the period January 1 to August 23, 2002 prior to the Plan of Arrangement. Included in the results for the three months ended September 30, 2002 are $12.7 million of reorganization costs related to the Plan of Arrangement.

Production Revenue

Production volumes in the third quarter of 2003 averaged 8,443 boe/d, compared with 8,997 in the second quarter of 2003. Average natural gas volumes were 10 percent lower in the third quarter as production stabilized from the new wells at Tommy Lakes, British Columbia which came on-stream in February and March and due to a planned maintenance outage at a Westcoast processing facility from mid-June to mid-July. This planned maintenance outage reduced average natural gas volumes from Cabin and Kotcho properties by approximately 6.7 mmcf/d during the 14 day outage period, and reduced third quarter average natural gas volumes by 1.4 mmcf/d. This was partially offset by a new 100 percent natural gas well at Pouce Coupe which came on production at the beginning of September. Average production of natural gas liquids and oil was essentially the same in the third quarter compared to the second quarter of 2003. Focus expects to have average production for 2003 of 8,600 boe/d.

Compared with the third quarter of 2002, production volumes in the third quarter of 2003 were 15 percent lower primarily as a result of the transfer out of oil producing assets as per the Plan of Arrangement effective August 23, 2002.

Production	Three Months Ended			Nine Months Ended	
	Sept 30, 2003	Jun 30, 2003	Sept 30, 2002	Sept 30, 2003	Sept 30, 2002
Crude oil (bbls/d)	2,336	2,361	4,375	2,380	5,627
NGLs (bbls/d)	508	501	496	494	515
Natural gas (mcf/d)	33,593	36,815	30,103	34,853	32,115
Total (boe/d)	8,443	8,997	9,888	8,682	11,494

Production revenue in the third quarter of 2003 was $26.7 million, compared with the $29.9 million realized in the second quarter of 2003. This change is largely due to a decrease in natural gas volumes, decreases in realized prices for natural gas (11 percent lower) and crude oil (four percent lower) which was offset by higher realized prices for natural gas liquids (up 11 percent), and a gain on the one natural gas commodity contract which is recorded on a mark to market basis. Average product prices, after hedging adjustments, realized for the third quarter of 2003 were $39.07 per barrel for crude oil and $4.97 per mcf of natural gas, compared with $40.64 per barrel of crude oil and $5.60 per mcf of natural gas in the second quarter of 2003. The prices realized for the third quarter of 2003 reflect the strengthening of the Canadian dollar and continued weakening of natural gas prices.

Compared to the same period of 2002, production revenue was $0.8 million higher than the $25.9 million realized in the third quarter of 2002 mainly due to higher natural gas realized prices offsetting volume declines as a result of the transfer out of oil producing assets as per the Plan of Arrangement. The realized product prices, after hedging adjustments, for the third quarter of 2002 were $40.02 per barrel of crude oil and $2.75 per mcf of natural gas.

Hedging

Focus utilizes a hedging program with financial instruments and physical delivery contracts to manage exposure to fluctuations in commodity prices and to provide greater certainty and stability to distributions.

A full description of the outstanding financial and physical contracts for commodity and foreign exchange are contained in Notes 7 and 8 of the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2003. All of the commodity and foreign exchange contracts have been entered into with parties that represent minimal counterparty risk.

Production revenue for the third quarter of 2003 includes a net loss of $0.4 million relating to financial instruments associated with commodity and foreign exchange contracts compared to a loss of $1.6 million in the second quarter of 2003. The third quarter net hedging loss includes a $243,000 loss on the settlement of crude oil financial contracts, a $1,542,000 loss on the settlement of natural gas financial contracts, and a $1,361,000 gain related to a contract for a natural gas ceiling which is accounted for based on the mark to market value.

Focus currently has a combination of physical sales contracts, financial fixed price swap contracts and financial collars that provide price protection on approximately 60% of natural gas volumes for October to December 2003 with a minimum reference price of CDN$6.67 per mcf and approximately 30% of natural gas volumes for 2004 with a minimum reference price of CDN$6.70 per mcf. For October to December 2003, fixed price swaps represent approximately 63% of expected crude oil volumes with a minimum reference price of CDN$37.83 per barrel and for 2004, fixed price swaps represent approximately 60% of expected crude oil volumes with a minimum reference price of CDN$37.29 per barrel.

Royalties

Royalties, excluding hedging and net of Alberta royalty tax credit, as a percentage of revenue were 24.7% in the third quarter of 2003 compared with 25.1% in the second quarter of 2003. The effective royalty percentage after the inclusion of hedging settlements in the third quarter of 2003 was 25.1% versus the 26.4% reported for the second quarter of 2003, reflecting lower hedging losses in the third quarter. Hedging gains do not attract royalties and hedging losses are not a reduction for royalty calculations.

Other Income

Other income primarily consists of third party processing and treating fees. Focus earns third party treating and processing income at our facilities at Kotcho, British Columbia and at our facilities in the Sylvan Lake and Golden areas of Alberta. Other income for the third quarter of 2003 was $0.5 million compared to $0.6 million in the second quarter of 2003 reflecting lower processing volumes at the Kotcho facilities in third quarter.

Production Expenses

Production expenses for the third quarter of 2003 were $3.50 per boe compared to $3.04 per boe in the second quarter of 2003 and $3.30 per boe for the first nine months of 2003. This increase in operating costs on a boe basis reflects the decrease in production volume for the quarter and the increased weighting to oil volumes which have higher operating expenses compared to natural gas. Focus expects that average production expenses for 2003 will be approximately $3.40 per boe. Production expenses in the third quarter of 2002 were $3.59 per boe.

Technical Services Agreement

Focus had a Technical Services Agreement with Storm Energy Ltd. which expired on June 30, 2003. Through that arrangement, Focus received services in respect of the operation of the assets and associated administrative services for a fee of $350,000 per month. The services previously provided under the agreement are now performed by employees of the Trust.

General and Administrative Expenses

General and administrative expenses, net of operating and capital recoveries, for the third quarter of 2003 were $977,000 compared to $874,000 for the second quarter of 2003. The increase results from general and

administrative expenses associated with increased staff levels and office expenses corresponding to the expiry of the Technical Services Agreement on June 30, 2003.

Capital recoveries to Focus as Operator are based on a percentage of the total capital program managed. The majority of the capital programs of Focus are operated by Focus and conducted during the winter season. As such, almost all of the capital recoveries occur in the winter months.

Gross general and administrative expenses for the third quarter of 2003 include $403,000 associated with the Executive Bonus Plan, compared to $483,000 for the second quarter of 2003.

No general and administrative expenses were capitalized in 2003 or 2002.

General and Administrative

(thousands)	Three Months Ended Sept 30, 2003	Jun 30, 2003	Sept 30, 2002	Nine Months Ended Sept 30, 2003	Sept 30, 2002
Gross G&A	$1,225	$1,095	$1,232	$3,209	$4,161
Overhead recoveries-operating	(225)	(226)	(221)	(675)	(880)
Overhead recoveries-capital	(23)	5	3	(277)	(769)
Net G&A	$977	$874	$1,014	$2,257	$2,512
Per boe	$1.26	$1.07	$1.11	$0.95	$0.80

Interest and Financing Expense

Interest and financing expenses for the third quarter of 2003 were $284,000 compared to $469,000 in the second quarter of 2003 reflecting lower average debt levels as proceeds from the June 25, 2003 equity issue were applied to outstanding debt resulting from the Lanaway and Loon Lake acquisition and slightly lower interest rates. The reduction in interest and financing expenses from the $562,000 reported for the third quarter of 2002 is mainly due to lower average debt levels.

Depletion, Depreciation, and Provision for Site Restoration and Abandonment

The depletion and depreciation rate for the third quarter of 2003 was $7.93 per boe compared to the first half rate of $7.62 per boe. This rate reflects the specific oil and gas properties owned by the Trust and incorporates the results of the independent reserve report dated December 31, 2002 as well as the assets purchased related to the Loon Lake and Lanaway property acquisitions and the disposition of the assets in the Ogston area which all closed late in the second quarter. The depletion and depreciation rate includes $28.5 million of future capital investment associated with the proven reserves in the reserve report. The depletion and depreciation expense for the third quarter of 2003 was $6.2 million lower than the $6.3 million in the second quarter of 2003 due to a higher depletion rate offset by lower production volumes. The depletion and depreciation expense reported in the third quarter of 2002 was $7.4 million or $8.13 per boe.

The provision for site restoration and abandonment of $0.2 million for each of the first three quarters of 2003 represents a rate of $0.21 per boe compared to $0.19 per boe reported in the fourth quarter of 2002. The increase reflects higher abandonment costs associated with new wells and infrastructure in the Tommy Lakes area. The two property acquisitions of the Trust during the second quarter of 2003 are estimated to slightly increase the provision for site restoration and abandonment of future periods. The site restoration expense reported in the third quarter of 2002 was $0.32 per boe or

$0.3 million.

Focus has established a reclamation fund for the purpose of funding estimated future environmental and reclamation obligations. At September 30, 2003, the fund balance was $870,000 consisting of interest-bearing bank deposits.

Income and Other Taxes

(thousands)	Three Months Ended Sept 30, 2003	Three Months Ended Jun 30, 2003	Three Months Ended Sept 30, 2002	Nine Months Ended Sept 30, 2003	Nine Months Ended Sept 30, 2002
Future income tax	$(585)	$(1,420)	$(2,600)	$(885)	$7,640
Current income tax	(2)	32	1,115	80	1,594
	(587)	(1,388)	(1,485)	(805)	9,234
Large corporations tax	220	205	57	630	208
Income and other taxes	$(367)	$(1,183)	$(1,428)	$(175)	$9,442

In June 2003, the Federal Government introduced legislation to reduce the general corporate income tax rate on income from resource activities from 28 percent to 21 percent and for the elimination of the existing 25 percent resource allowance deduction and introduced the deductibility of actual provincial and other Crown royalties paid all over a five year period. As a result of these changes, as well as a reduction in the Alberta corporate income tax rate from 13 percent to 12.5 percent, the expected future income tax rate is 37 percent compared to 42 percent at December 31, 2002.

At September 30, 2003, Focus has a future income tax liability of $41.2 million. Under Focus's structure, payments are made between FET Resources Ltd ("FET") and Focus transferring both income and future tax liability from FET to the individual Unitholders. Therefore it is the opinion of management that payments from FET through to Focus will greatly reduce or eliminate future income taxes. These payments in a period reduce future income tax liabilities previously recorded by FET, and are recognized as a recovery of income tax in the period incurred.

Capital Expenditures

(thousands)	Three Months Ended Sept 30, 2003	Three Months Ended Jun 30, 2003	Three Months Ended Sept 30, 2002	Nine Months Ended Sept 30, 2003	Nine Months Ended Sept 30, 2002
Land	$91	$12	$404	$107	$1,188
Seismic	-	-	(181)	-	1,032
Drilling and completion	1,417	(36)	3,406	6,525	22,432
Total exploration and development	1,508	(24)	3,629	6,632	24,652
Facilities, equipment and workovers	1,234	77	2,443	5,373	12,373
Acquisitions	14	22,020	(20)	22,034	-
Dispositions	-	(1,958)	-	(1,958)	-
Net operations	2,756	20,115	6,052	32,081	37,025
Field inventory	-	(146)	5	(146)	(681)
Administration assets	53	143	45	200	130
Net capital expenditures	$2,809	$20,112	$6,101	$32,135	$36,474

For the three months ended September 30, 2003 capital expenditures were $2.8 million. During this period, capital expenditures were approximately $1.8 million for the drilling of 4 gross wells (1.4 net). One gas well (1.0 net) was drilled at Pouce Coupe which came on-stream September 5th, one Slave Point oil well (0.23 net) at our new Loon Lake area which started production October 3rd, and two gas wells (0.21 net) in the Lanaway area which were put on production in October. In addition to the drilling, approximately $0.9 million was spent on workovers at Pouce Coupe, Loon Lake, and within the Red Earth area.

Of the $12.1 million of field expenditures to date in 2003, 68 percent has been spent as part of the Tommy Lakes winter development program, 16 percent for two new gas wells and a workover at Pouce Coupe, and the remaining 16 percent commencing work at Loon Lake with the drilling of one well and the recompletion of an additional two wells, participation in two wells at the Lanaway area which was acquired in May, enhancing facilities at Sylvan Lake, and participation in the four well drilling program at Ogston.

Focus has completed acquisitions at Lanaway and Loon Lake to date in 2003 for approximately $4.7 million and $17.3 million respectively. The Trust also disposed of the Ogston oil properties for proceeds of approximately $2 million.

Capital expenditures of Storm Energy Inc. in the third quarter of 2002 reflect the growth activities of an active exploration and production company.

Capitalization and Financial Resources

As at September 30, 2003 the Trust had a working capital deficiency of $4.5 million compared with working capital of $6.5 million as at June 30, 2003. This $11.0 million reduction in working capital is attributable to the $5.1 million cash balance of June 30, 2003 and a $6.1 million reduction in accounts receivable being applied to long term debt.

Bank debt outstanding at September 30, 2003 was $21.0 million compared with $34.0 million at June 30, 2003. Focus has a $70.0 million revolving term credit facility with a Canadian financial institution, secured by the Trust's oil and gas properties. The current credit facility revolves until May 31, 2004.

Long term debt plus working capital was $25.5 million at September 30, 2003 compared with $27.5 million at June 30, 2003 and $36.5 million at December 31, 2002. This reduction in net debt reflects Focus maintaining a balance between cash flow from operations compared to distributions and the capital program for field operations, and the financing benefit of Exchangeable Shares.

The Trust benefits from the retention of cash related to Exchangeable Shares. The holders of Exchangeable Shares do not receive monthly cash distributions, but instead have an adjustment each month to the Exchange Ratio based on the distribution paid on Trust Units. At October 31st, there were 3,979,068 Exchangeable Shares outstanding. The conversion of Exchangeable Shares into units is at the sole discretion of the holders of the Exchangeable Shares.

Capitalization Table

($ thousands except per unit and percent amounts)	Sept 30, 2003	Jun 30, 2003	Dec 31, 2002
Long term debt	$21,000	$34,000	$51,801
Less: Working capital (deficiency)	(4,520)	6,455	15,267

Net debt	$25,520	$27,545	$36,534
Units outstanding and issuable for Exchangeable Shares	31,667	31,493	28,966
Market price at end of period	$13.46	$12.09	$10.15
Market capitalization	$426,238	$380,750	$294,005
Total capitalization	$451,758	$408,295	$330,539
Net debt as a percentage of total capitalization	6%	7%	11%
Cash flow (annualized)	$64,905	$66,958	$52,946
Net debt to annualized cash flow	0.39	0.41	0.69

Cash Flow Reconciliation

($ thousands except per unit and percent amounts)	Three Months Ended Sept 30, 2003	Per Unit	Nine Months Ended Sept 30, 2003	Per Unit
Cash flow from operations	$ 15,200	$ 0.48	$ 48,679	$ 1.62
Less: Reclamation fund contributions	(669)	$ (0.02)	(870)	$ (0.03)
Less: Distributions calculated for Units and Exchangeable Shares	(13,285)	$ (0.42)	(37,442)	$ (1.245)
Plus: Distributions on FTX not paid in cash	2,320		7,887	
	3,566		18,254	
Capital expenditures - field operations	(2,796)	$ (0.09)	(12,060)	$ (0.40)
Applied to debt	$ 770		$ 6,194	
Payout ratio - per Unit including Exchangeable Shares	87%		77%	
Payout ratio - per Unit excluding Exchangeable Shares	72%		61%	

Cash Distributions

Focus has declared $1.245 of cash distributions to Unitholders with respect to production and operations of January to September 2003. Cash flow from operations during this same period was $1.62 per Unit. On a per unit basis, cash distributions represented 77% of cash flow from operations.

Focus Energy Trust announces its distribution policy on a quarterly basis, and actual amount of the cash distribution is dependent on the commodity price environment, production levels, and the amount of capital expenditures to be funded from cash flow as determined by the Board of Directors. On October 15, 2003, Focus announced a distribution policy for the fourth quarter of 2003 with estimated monthly distributions of $0.14 per trust unit on each of November 17, December 15 and January 15. The distribution

policy incorporates the withholding of approximately 15 to 20 per cent of cash flow for the financing of capital expenditures in order to provide more sustainable distributions in the long term.

Cash distributions of the Trust are essentially taxed to the unitholders as ordinary income. Of the $1.355 per unit distributed from January 1 to November 17, 2003, $0.153 was accrued in the calculation of 2002 taxable income.

Ex-Distribution Date	Record Date	Distribution Payment Date	Total Distribution
December 27, 2002	December 31, 2002	January 15, 2003	$0.11
January 29, 2003	January 31, 2003	February 17, 2003	$0.135
February 26, 2003	February 28, 2003	March 17, 2003	$0.135
March 27, 2003	March 31, 2003	April 15, 2003	$0.135
April 28, 2003	April 30, 2003	May 15, 2003	$0.14
May 28, 2003	May 31, 2003	June 16, 2003	$0.14
June 26, 2003	June 30, 2003	July 15, 2003	$0.14
July 29, 2003	July 31, 2003	August 15, 2003	$0.14
August 27, 2003	August 31, 2003	September 15, 2003	$0.14
September 26, 2003	September 30, 2003	October 15, 2003	$0.14
October 29, 2003	October 31, 2003	November 17, 2003	$0.14
November 26, 2003	November 30, 2003	December 15, 2003	$0.14
December 29, 2003	December 31, 2003	January 15, 2004	$0.14 ((x))

((x)) estimated and are subject to change

The Exchangeable shares of FET Resources Ltd. are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the Exchangeable shares and the cash flow related to the Exchangeable shares is retained by the Trust for reduction of debt or for additional capital expenditures. On August 23, 2002 with the formation of the Trust, the exchange ratio was one Focus Energy Trust Unit for one Exchangeable Share. The exchange ratio increased to 1.03291 as at December 31, 2002 and 1.13623 as at September 30, 2003. Effective November 17, 2003 the exchange ratio is 1.15722 Focus Energy Trust Units for one Exchangeable Share.

Consolidated Balance Sheets

	September 30, 2003	December 31, 2002
	(unaudited)	(Notes 1 and 3)
ASSETS		(audited)
Current assets		
Cash and cash equivalents	$ 736,846	$ 14,705,034
Accounts receivable	16,990,512	24,485,558
Prepaid expenses	806,358	1,081,605
	18,533,716	40,272,197
Capital assets	172,086,798	158,299,726
Reclamation fund	870,000	-

	$ 191,490,514	$ 198,571,923
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 18,913,101	$ 19,805,189
Cash distributions payable	3,764,537	3,846,991
Commodity contract	376,007	1,353,067
	23,053,645	25,005,247
Long term debt (note 4)	21,000,000	51,801,000
Provision for site restoration and abandonment	2,842,363	2,343,734
Future income taxes (note 10)	41,167,953	42,633,486
	88,063,961	121,783,467
UNITHOLDERS' EQUITY		
Unitholders' capital (note 5)	61,614,034	33,908,902
Exchangeable shares (note 5)	7,018,565	9,628,379
Accumulated income	75,364,240	44,348,355
Accumulated cash distributions	(40,570,286)	(11,097,180)
	103,426,553	76,788,456
	$ 191,490,514	$ 198,571,923

See Notes to Consolidated Financial Statements

Approval on behalf of the Board:

STUART G. CLARK
Director

GERALD A. ROMANZIN
Director

Consolidated Statements of Income and Accumulated Income
(unaudited)

	Three Months Ended, September 30,		Nine Months Ended, September 30,	
	2003	2002 (Note 1)	2003	2002 (Note 1)
Revenue				
Production revenue	$ 26,739,787	$ 25,869,262	$ 85,100,459	$ 90,170,429
Royalties	(6,702,914)	(6,511,371)	(24,142,229)	(21,103,141)
Facility income	514,040	57,876	1,990,418	964,526

Interest income	18,171	-	62,462	-
	20,569,084	19,415,767	63,011,110	70,031,814
Expenses				
Production	2,729,457	3,266,210	7,819,050	10,614,592
Technical Services Agreement	-	451,613	2,100,000	451,613
General and administrative	977,354	1,013,736	2,256,681	2,511,153
Interest and financing	283,667	562,441	1,148,416	1,754,605
Depletion and depreciation	6,175,121	7,397,608	18,347,509	20,820,714
Provision for site restoration and abandonment	163,249	289,799	498,629	1,068,426
Reorganization expenses (note 3)	-	12,717,078	-	12,717,078
	10,328,848	25,698,485	32,170,285	49,938,181
Income (loss) before income and other taxes	10,240,236	(6,282,718)	30,840,825	20,093,633
Income and other taxes				
Future income tax expense	585,114	2,600,326	885,076	(7,639,713)
Current and large corporations tax	(217,821)	(1,172,626)	(710,016)	(1,802,438)
	367,293	1,427,700	175,060	(9,442,151)
Net income (loss) for the period	10,607,529	(4,855,018)	31,015,885	10,651,482
Accumulated income, beginning of period	64,756,711	67,182,590	44,348,355	51,676,090
Transfer of assets and liabilities pursuant to Plan of Arrangement (note 3)		(33,200,787)		(33,200,787)

Accumulated income, end of period	$ 75,364,240	$ 29,126,785	$ 75,364,240	$ 29,126,785

Net income per Unit Basic and diluted	$ 0.33	$ (0.17)	$ 1.03	$ 0.38

Consolidated Statements of Cash Flows
(unaudited)

	Three Months Ended, September 30, 2003	Three Months Ended, September 30, 2002 (Note 1)	Nine Months Ended, September 30, 2003	Nine Months Ended, September 30, 2002 (Note 1)
Operating activities				
Net income for the period	$ 10,607,529	$ (4,855,018)	$ 31,015,885	$ 10,651,482
Add non-cash items:				
Non-cash general and administrative expenses	201,526	-	674,844	-
Unrealized gain on commodity contract	(1,362,622)	-	(977,060)	-
Depletion and depreciation	6,175,121	7,397,608	18,347,509	20,820,714
Provision for site restoration and abandonment	163,249	289,799	502,958	1,068,426
Future income tax expense (reduction)	(585,114)	(2,600,326)	(885,076)	7,639,713
Cash flow from operations	15,199,725	232,063	48,679,060	40,180,335
Actual site restoration paid	-	(6,245)	(4,329)	(6,647)
Net change in non-cash				

working capital items	8,352,210	4,543,869	8,932,978	(8,301,355)
	23,551,935	4,769,687	57,607,709	31,872,333
Financing activities				
Proceeds from issue of Trust Units (net of costs)	-	-	23,839,500	-
Issue of Exchangeable Shares	-	999,990	-	999,990
Proceeds from exercise of stock options	-	2,574,835	-	3,019,428
Increase (decrease) in long term debt	(13,000,000)	7,660,672	(30,801,000)	18,167,828
Cash distri-butions	(10,964,551)	(2,357,207)	(29,555,560)	(2,357,207)
	(23,964,551)	8,878,290	(36,517,060)	19,830,039
Investing activities				
Capital asset additions	(2,795,810)	(6,101,322)	(12,059,598)	(36,473,521)
Acquisitions	(13,465)	-	(22,033,652)	-
Proceeds on disposal of capital assets	-	-	1,958,669	-
Reclamation fund contributions	(669,000)	-	(870,000)	-
Net change in non-cash working capital items	(434,667)	(946,509)	(2,054,256)	(8,628,705)
	(3,912,942)	(7,047,831)	(35,058,837)	(45,102,226)
Increase in cash and cash equivalents during the period	(4,325,558)	6,600,146	(13,968,188)	6,600,146
Cash and cash equivalents, beginning	5,062,404	-	14,705,034	-
Cash and				

cash equivalents, ending	$ 736,846	$ 6,600,146	$ 736,846	$ 6,600,146
Supplementary cash flow information				
Cash income taxes paid	$ -	$ -	$ -	$ -
Cash interest paid	$ 265,269	$ 1,105,024	$ 487,324	$ 1,749,088

Notes to Consolidated Financial Statements

September 30, 2003 and 2002 (unaudited)

1. STRUCTURE OF THE TRUST AND BASIS OF PRESENTATION

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the Trust Units (the "Unitholders").

FET Resources Ltd. (the "Company") is a wholly-owned subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

Prior to the implementation of the Plan of Arrangement on August 23, 2002, the consolidated financial statements included the accounts of the Storm Energy Inc. and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to Storm Energy Inc. The consolidated financial statements of Focus Energy Trust include the accounts of the Trust, its subsidiaries (the Company and FET Gas Production Ltd.), and its share of a partnership. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") and, except as outlined below, are consistent with the accounting policies set out in the 2002 Annual Report of Focus Energy Trust.

2. SUMMARY OF ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies as the most recent annual financial statements. The note disclosure requirements for annual financial statements provide additional disclosure that is not required for interim financial statements. Accordingly, these interim financial statements should be read in conjunction with the financial statements included in the Trust's 2002 Annual Report.

3. TRANSFER OF ASSETS AND LIABILITIES PURSUANT TO PLAN OF ARRANGEMENT

Under the Plan of Arrangement, the Company transferred to Storm Energy Ltd. certain assets on August 23, 2002 being producing and exploratory oil and

gas properties, administrative assets and working capital, and an allocation of long term debt. As this was a related party transaction, assets and liabilities were transferred at book value. Details are as follows:

Petroleum and natural gas properties and equipment	$49,739,821
Office furniture and equipment	348,714
Leasehold improvements	37,454
Net working capital	1,575,566
Future income tax asset	191,551
Total assets transferred	51,893,106
Long term debt	24,292,399
Provision for site restoration and abandonment	1,067,731
Net assets transferred and reduction in retained earnings	$26,532,976

Associated with the Plan of Arrangement, the Company recorded reorganization costs of $12.7 million, with $9.6 million related to the cancellation of stock options, and advisory and other costs of $3.1 million.

4. LONG TERM DEBT

The Company has a revolving term facility with a Canadian financial institution. The Company has $70 million available under this facility. Advances bear interest at the bank's prime rate. The facility is subject to annual review by the bank and if certain conditions are not met the facility becomes a two year term loan with the first repayment due within 366 days. No current payments are required. The loan facility is secured by a floating charge debenture in the amount of $125 million covering all of the assets of the Company and a general security agreement.

5. UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

Total Trust Units of Focus Energy Trust (including conversion of Exchangeable Shares)	Number of Units	Consideration
Trust Units outstanding (i) (see (a) below)	26,889,552	$61,614,034
Trust Units issuable on conversion of Exchangeable Shares (ii) (see (b) below)	4,777,243	7,018,565
Balance as at September 30, 2003	31,666,795	$68,632,599

i. An unlimited number of Trust Units may be issued pursuant to the Trust Indenture.

ii. The exchange ratio at September 30, 2003 was 1.13623 Trust Units for each Exchangeable Share.

(a) Trust Units of Focus Energy Trust	Number of Units	Consideration
Balance as at December 31, 2002	22,804,905	$33,908,902
Issued on conversion of Exchangeable Shares (i)	1,925,012	2,609,814
Issued pursuant to the Executive Bonus Plan (ii)	59,635	675,361
Issued pursuant to new Trust Unit		

Offering	2,100,000	24,419,957
Balance as at September 30, 2003	26,889,552	$61,614,034

i. Issued on conversion of Exchangeable Shares with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged.

ii. Pursuant to the Executive Bonus Plan, 50% of all amounts due under such plan are payable through the issuance of Trust Units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.

(b) Exchangeable Shares of FET Resources Ltd.	Number of Shares	Consideration
Balance as at December 31, 2002	5,964,335	$ 9,628,379
Exchanged for Trust Units (i)	(1,759,867)	(2,609,814)
Balance as at September 30, 2003	4,204,468	$ 7,018,565

i. Cancellation on conversion to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged.

The Exchangeable shares of FET Resources Ltd. are convertible at any time into Trust Units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the Trust Units divided by the ten day weighted average Unit price preceding the record date. During the period of January 1 to September 30, 2003, a total of 1,759,867 Exchangeable Shares were converted into 1,925,012 Trust Units at exchange ratios prevailing at the time. The exchange ratio at the time of issuance on August 23, 2002 was one Trust Unit for each Exchangeable Share. At September 30, 2003, the exchange ratio was 1.13623 Trust Units for each Exchangeable Share. Cash distributions are not paid on the Exchangeable shares. On the tenth anniversary of the issuance of the Exchangeable Shares, subject to extension of such date by the Board of Directors of the Company, the Exchangeable Shares will be redeemed for Trust Units at a price equal to the value of that number of Trust Units based on the exchange ratio as at the last business day prior to the redemption date. The Exchangeable Shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

6. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Rights Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 1,500,000 rights, but the number of Units reserved for issuance upon the exercise of Rights shall not at any time exceed 5% of the aggregate number of issued and outstanding Units of the Trust and including the number of Units which may be issued on the exchange of the outstanding Exchangeable Shares.

The initial exercise price of rights granted under the Rights Plan is equal to the weighted average of the closing price of the Trust Units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per Unit basis, made by the Trust after the grant date which represent a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any

future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years, and vest equally over a four year period commencing on the first anniversary of the grant.

	Number of Rights	Weighted Average Exercise Price
Granted	643,000	$10.84
Reduction of exercise price for aggregate distributions		(0.99)
Balance as at September 30, 2003	643,000	$ 9.85

A summary of the plan as at September 30, 2003 is as follows:

Exercise Price at Grant Date	Adjusted Exercise Price	Number of Rights Outstanding	Remaining Contractual Life of Right (years)	Number of Rights Exercisable
$ 9.62	$ 8.08	280,000	3.94	70,000
$ 10.10	$ 8.89	40,000	4.22	-
$ 10.87	$ 9.90	40,000	4.37	-
$ 11.54	$ 10.84	6,000	4.60	-
$ 12.08	$ 11.66	264,000	4.77	-
$ 14.26	$ 14.12	8,000	4.92	-
$ 13.61	$ 13.47	5,000	4.96	-
$ 10.84	$ 9.85	643,000	4.35	70,000

The Trust has elected to continue to measure compensation cost based on the intrinsic value of the award at the date of the grant and recognize that cost, if any, over the vesting period. As the exercise price of the rights granted approximates the market price of the Trust Units at the date of grant, no compensation cost has been recognized in the statement of income.

As previously stated, the exercise price of the rights granted under the Rights Plan may be reduced in future periods in accordance with the terms of the Rights Plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures, the purchase and sale of capital assets, and debt repayment. Therefore, it is not possible to determine a fair value for the rights granted under the Rights Plan.

As it is not possible to determine the fair value of rights granted under the Rights Plan, compensation cost for pro forma disclosure purposes has been determined based on the amount that the market price of the Trust Units exceeds the exercise price at the date of the financial statements. For the quarter and nine months ended September 30, 2003, net income would be reduced by approximately $712,000 ($0.03 per Trust Unit) and $1,464,000 ($0.05 per Trust Unit), respectively, for the estimated compensation cost associated with the Rights Plan.

7. FINANCIAL INSTRUMENTS

The following financial contracts were outstanding at September 30, 2003. Settlement of these contracts, which have no book value, would have resulted in a net payment to the Trust of $231,895.

Financial Contracts	Daily Quantity	Contract Price	Price Index	Term
Crude oil - fixed price	500 bbls	$ 41.80 Cdn	WTI	September 2003 - August 2004
	900 bbls	$ 35.63 Cdn	WTI	September 2003 - December 2004
Natural gas - fixed price	3,000 MMBTU	$ 5.02 Cdn	Sumas	October 2002 - October 2003
	7,000 MMBTU	$ 5.18 Cdn	Sumas	November 2002 - October 2003
Natural Gas - costless collar	5,000 GJ	$5.56-6.75 Cdn	AECO	April 2003 - October 2003 (excl July)
	6,420 GJ	$5.75-8.03 Cdn	AECO	November 2003 - March 2004
Natural gas - floor(i)	8,420 GJ	$ 4.75 Cdn	AECO	April 2003 - October 2003

i. relates to natural gas ceiling described below

The following natural gas ceiling commodity contract is recorded on a mark to market basis as the contract does not represent an effective hedge. A liability of $376,007 is recorded on the consolidated balance sheet at September 30, 2003:

Financial Contract	Daily Quantity	Contract Price	Price Index	Term
April 2003 - Natural gas - ceiling	8,420 GJ	$4.90 Cdn	AECO	April 2003 - October 2003

8. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at September 30, 2003. Settlement of these contracts, which have no book value, would have resulted in a net payment to the Trust of approximately $3,619,414.

Physical Contracts	Daily Quantity	Contract Price	Price Index	Term
Natural gas - fixed price	5,000 MMBTU	$ 8.21 Cdn	Sumas	November 2003 - March 2004
	5,000 GJ	$ 7.21 Cdn	AECO	November 2003 - March 2004
	5,000 GJ	$ 6.11 Cdn	AECO	November 2003 - October 2004
	6,000 GJ	$ 5.20 Cdn	AECO	April 2004 - October 2004

9. PER UNIT AMOUNTS

Basic per unit calculations are based on the weighted average number of Trust Units (common shares prior to August 23, 2002) outstanding. Diluted calculations include additional Trust Units for the dilutive impact of rights outstanding pursuant to the Rights Plan. Net income per unit is as follows:

	Three Months Ended, September 30,		Nine Months Ended, September 30,	
	2003	2002	2003	2002
Net income				
Basic & diluted	$ 0.33	$ (0.17)	$ 1.03	$ 0.38

>>

i Basic per unit calculations are based on the weighted average number of Trust Units outstanding in 2003 of 31,630,593 for the quarter ended September 30, 2003 (28,187,567 trust units or common shares in 2002) and 30,073,947 for the nine months ended September 30, 2003 (28,030,061 trust units or common shares in 2002) which includes outstanding Exchangeable Shares converted at the quarter-end exchange ratio.

ii Diluted calculations include additional Trust Units in 2003 of 163,587 for the quarter ended September 30, 2003 and 105,242 for the nine months ended September 30, 2003 for the dilutive impact of the Rights Plan. There were no adjustments to net income in calculating dilutive per unit amounts.

10. INCOME TAX

In June 2003, the Federal Government introduced legislation to reduce the general corporate income tax rate on income from resource activities from 28% to 21% and for the elimination of the existing 25% resource allowance deduction and introduced the deductibility of actual provincial and other Crown royalties paid all over a five year period. As a result of these changes, as well as a reduction in the Alberta corporate income tax rate from 13% to 12.5%, the expected future income tax rate is 37% compared to 42% at December 31, 2002.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to Unitholders, and ensuring financial strength.

Forward-Looking Statements - Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking

statements and, accordingly, no assurance can be given that any of events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00018353E

/For further information: Derek W. Evans, President and Chief Executive Officer or William D. Ostlund, Vice President Finance and Chief Financial Officer, Focus Energy Trust, Telephone: (403) 781-8409, Telecopier: (403) 781-8408/

(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 17:48e 20-NOV-03


FOCUS
ENERGY TRUST


THREE MONTHS ENDED
SEPTEMBER 30, 2003

As Focus is the successor organization to Storm Energy Inc., comparative information for the quarter and nine months ended September 30, 2002 is for Storm Energy Inc. prior to the reorganization in August 2002.

(000s of dollars, except where indicated)	Three Months Ended September 30, 2003	2002	Six Months Ended, September 30, 2003	2002
FINANCIAL				
Oil and gas revenue, before royalties	**26,740**	25,869	**85,100**	90,170
Cash flow from operations (i)	**15,200**	232	**48,679**	40,180
Per Unit – basic & diluted	**$ 0.48**	$ 0.01	**$ 1.62**	$ 1.43
Cash distributions per Trust Unit	**$ 0.42**	0.11	**$ 1.245**	$ 0.11
Net income	**10,608**	(4,885)	**31,016**	10,651
Per Unit – basic & diluted	**$ 0.33**	$ (0.17)	**$ 1.03**	$ 0.38
Capital expenditures, net	**2,809**	6,101	**32,135**	36,474
Long-term debt plus working capital	**25,520**	38,076	**25,897**	38,076
Total Trust Units – outstanding (ii) (000's)	**31,667**	28,736	**31,667**	28,736
OPERATIONS				
Average daily production				
Crude oil (bbls/d)	**2,336**	4,375	**2,380**	5,627
NGLs (bbls/d)	**508**	496	**494**	515
Natural gas (mcf/d)	**33,593**	30,103	**34,853**	32,115
Barrels of oil equivalent (boe/d @ 6:1)	**8,443**	9,888	**8,682**	11,494
Average product prices received				
Crude oil (CDN$/bbl)	**$ 40.21**	$ 42.03	**$ 43.83**	$ 38.63
Hedging settlements (CDN$/bbl)	**$ (1.13)**	$ (2.01)	**$ (1.95)**	$ (0.54)
NGLs (CDN$/bbl)	**$ 34.18**	$ 33.91	**$ 35.68**	$ 27.41
Natural gas (CDN$/mcf)	**$ 5.47**	$ 2.67	**$ 6.54**	$ 3.07
Hedging settlements (CDN$/mcf) (iii)	**$ (0.50)**	$ 0.08	**$ (1.07)**	$ 0.20
Netback per BOE				
Revenue (incl. hedging settlements) (iv)	**$ 32.65**	$ 28.44	**$ 35.48**	$ 28.74
Royalties, net of ARTC	**$ (8.63)**	$ (7.16)	**$ (10.19)**	$ (6.73)
Production expenses	**$ (3.50)**	$ (3.59)	**$ (3.30)**	$ (3.38)
Netback	**$ 20.51**	$ 17.69	**$ 21.99**	$ 18.63
Well drilled (gross)	**4**	7	**13**	31
TRUST UNIT TRADING STATISTICS				
Unit prices (based on daily closing price)				
High	**$ 14.50**	$ 10.63	**$ 14.50**	$ 10.63
Low	**$ 11.95**	$ 9.60	**$ 10.05**	$ 9.60
Close	**$ 13.46**	$ 10.63	**$ 13.46**	$ 10.63
Daily average trading volume	**85,641**	284,453	**92,319**	284,453

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to Unitholders and ensuring financial strength.

(i) Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and as such it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAPP.

(ii) Total Trust Units being Trust Units and Exchangeable Shares converted at 1.13623 at September 30, 2003

(iii) Based on hedging settlements, excludes mark-to-market amount of $0.44 and $0.10 per mcf for the quarter and nine months ended September 30, 2003, respectively.

(iv) Based on hedging settlements, excludes mark-to-market amount of $1.75 and $0.41 per boe for the quarter and nine months ended September 30, 2003, respectively.

Third Quarter Highlights

- We have completed our first full year of operations and maintained production volumes constant, investing 25% of cash flow.
- Cash flow from operations for the third quarter of 2003 was $15.2 million or $0.48/unit.
- Based on the strong performance of the trust's asset base and our commodity price protection program, the trust anticipates that it will maintain its monthly distribution of $0.14/unit throughout the fourth quarter of 2003.
- Debt to cash flow of approximately 0.4 times provides for significant financial flexibility to take advantage of future investment opportunities.
- We have commenced our twelve well Tommy Lakes winter drilling program as well as the development drilling program at Loon Lake.

Message to Unitholders

This quarter marks our first full year of operation as a trust. We are pleased with the performance of the trust's asset base and its ability to provide further opportunities to create additional value for our unitholders. In particular, the ability of these assets to maintain a constant production rate with a reinvestment of 25% cash flow is unique and representative of our asset quality.

In the third quarter the trust participated in the drilling of 4 gross (1.4 net) wells, which resulted in three new gas wells and one new oil well, all of which have been placed on production. With respect to the remainder of the year, we are active at Loon Lake with a 6 gross (2.6 net) well drilling program. At Tommy Lakes we are currently opening winter roads and anticipate kicking off our twelve well program in early December.

Volumes for the third quarter were as expected. The decrease from the Q2 level is the result of the Tommy wells coming off their flush production and the annual planned maintenance outage at Fort Nelson on the Westcoast system. We continue to forecast that volumes for 2003 will average 8,600 BOE/d.

Although natural gas prices have softened over the third quarter and appear to be relatively weak at the start of this heating season, we are comfortable that with 60% of our gas reference price protected at $7.02/mcf (through Q4/2003 & Q1/2004), we have the ability to effectively manage our capital program and distribution profile.

OUTLOOK

The acquisition market continues to provide its challenges from both a quality and cost perspective. We continue to assess both property and corporate acquisition opportunities and sense that we may see a larger number of opportunities in the New Year. We are well positioned to undertake an acquisition of material size if, and when, an opportunity meets our criteria. We remain picky, patient, persistent and disciplined in our assessment of all acquisition opportunities.

We sincerely appreciate the support of all our unitholders throughout our first year of operation. We would also like to thank our employees for their tireless efforts and continued enthusiasm and excitement.

On behalf of the Board,

Derek W. Evans
President and Chief Executive Officer

Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") should be read in conjunction with Focus's annual MD&A and audited consolidated financial statements for the year ended December 31, 2002. Barrels of oil equivalent ("BOE") have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.

Reorganization per Plan of Arrangement Effective August 23, 2002

On August 20, 2002 the shareholders of Storm Energy Inc. approved the Plan of Arrangement which resulted in Focus Energy Trust commencing operations on August 23, 2002. Trust operations commenced with the new legal structure and business mandate pursuant to the Trust Indenture dated July 15, 2002, and with a new management team.

The Trust retained approximately 75 percent of the assets previously owned by Storm Energy Inc. These included all of the working interests in natural gas producing assets in the Tommy Lakes and Kotcho-Cabin areas of northeast British Columbia, the natural gas producing assets at Sylvan Lake and Pouce Coupe in Alberta as well as approximately 40 percent of the working interests in the oil producing areas in the Red Earth area of northern Alberta. This represented approximately 96 percent of the natural gas production and 46 percent of the oil production of Storm Energy Inc. prior to the Plan of Arrangement.

FET Resources Ltd., a wholly owned subsidiary of Focus, owns the oil and natural gas properties and is the legal successor company to Storm Energy Inc. The transfer of assets to Storm Energy Ltd. on August 23, 2002 was a related party transaction at that time, and recorded at net book value. The financial statements for Focus Energy Trust are reported on a continuity of interests basis and include the financial results of Storm Energy Inc. to August 22, 2002.

The financial and operating results for the three and nine months ended September 30, 2003 reflect the operations and assets of the Trust. The financial and operating results for the three and nine months ended September 30, 2002 reflect the operations and assets of Storm Energy Inc. for the period January 1 to August 23, 2002 prior to the Plan of Arrangement. Included in the results for the three months ended September 30, 2002 are $12.7 million of reorganization costs related to the Plan of Arrangement.

Production Revenue

Production volumes in the third quarter of 2003 averaged 8,443 boe/d, compared with 8,997 in the second quarter of 2003. Average natural gas volumes were 10 percent lower in the third quarter as production stabilized from the new wells at Tommy Lakes, British Columbia which came on-stream in February and March. Volumes were also lower due to a planned maintenance outage at a Westcoast processing facility from mid-June to mid-July. This planned maintenance outage reduced average natural gas volumes from Cabin and Kotcho properties by approximately 6.7 mmcf/d during the 14 day outage period, and reduced third quarter average natural gas volumes by 1.4 mmcf/d. This was partially offset by a new 100 percent natural gas well at Pouce Coupe which came on production at the beginning of September. Average production of natural gas liquids and oil was essentially the same in the third quarter compared to the second quarter of 2003. Focus expects to have average production for 2003 of 8,600 boe/d.

Compared with the third quarter of 2002, production volumes in the third quarter of 2003 were 15 percent lower. This was primarily a result of the transfer out of oil producing assets as per the Plan of Arrangement effective August 23, 2002.

Production	**Three Months Ended**			**Nine Months Ended**	
(thousands)	**Sept 30, 2003**	Jun 30, 2003	Sept 30, 2002	**Sept 30, 2003**	Sept 30, 2002
Crude oil (bbls/d)	**2,336**	2,361	4,375	**2,380**	5,627
NGLs (bbls/d)	**508**	501	496	**494**	515
Natural gas (mcf/d)	**33,593**	36,815	30,103	**34,853**	32,115
Total (boe/d)	**8,443**	8,997	9,888	**8,682**	11,494

Production revenue in the third quarter of 2003 was $26.7 million, compared with the $29.9 million realized in the second quarter of 2003. This change is largely due to a decrease in natural gas volumes, decreases in realized prices for natural gas (11 percent lower) and crude oil (four percent lower) which was offset by higher realized prices for natural gas liquids (up 11 percent), and a gain on the one natural gas commodity contract which is recorded on a mark to market basis. Average product prices, after hedging adjustments, realized for the third quarter of 2003 were $39.07 per barrel for crude oil and $4.97 per mcf of natural gas, compared with $40.64 per barrel of crude oil and $5.60 per mcf of natural gas in the second quarter of 2003. The prices realized for the third quarter of 2003 reflect the strengthening of the Canadian dollar and continued weakening of natural gas prices.

Compared to the same period of 2002, production revenue was $0.8 million higher than the $25.9 million realized in the third quarter of 2002. This was mainly due to higher natural gas realized prices offsetting volume declines as a result of the transfer out of oil producing assets, as per the Plan of Arrangement. The realized product prices, after hedging adjustments, for the third quarter of 2002 were $40.02 per barrel of crude oil and $2.75 per mcf of natural gas.

Hedging

Focus utilizes a hedging program with financial instruments and physical delivery contracts to manage exposure to fluctuations in commodity prices and to provide greater certainty and stability to distributions.

A full description of the outstanding financial and physical contracts for commodity and foreign exchange are contained in Notes 7 and 8 of the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2003. All of the commodity and foreign exchange contracts have been entered into with parties that represent minimal counterparty risk.

Production revenue for the third quarter of 2003 includes a net loss of $0.4 million relating to financial instruments associated with commodity and foreign exchange contracts compared to a loss of $1.6 million in the second quarter of 2003. The third quarter net hedging loss includes a $243,000 loss on the settlement of crude oil financial contracts, a $1,542,000 loss on the settlement of natural gas financial contracts, and a $1,361,000 gain related to a contract for a natural gas ceiling which is accounted for based on the mark to market value.

Focus currently has a combination of physical sales contracts, financial fixed price swap contracts and financial collars that provide price protection on approximately 60% of natural gas volumes for October to December 2003 with a minimum reference price of CDN$6.67 per mcf and approximately 30% of natural gas volumes for 2004 with a minimum reference price of CDN$6.70 per mcf. For October to December 2003, fixed price swaps represent approximately 63% of expected crude oil volumes with a minimum reference price of CDN$37.83 per barrel and for 2004, fixed price swaps represent approximately 60% of expected crude oil volumes with a minimum reference price of CDN$37.29 per barrel.

Royalties

Royalties, excluding hedging and net of Alberta royalty tax credit, as a percentage of revenue were 24.7% in the third quarter of 2003 compared with 25.1% in the second quarter of 2003. The effective royalty percentage after the inclusion of hedging settlements in the third quarter of 2003 was 25.1% versus the 26.4% reported for the second quarter of 2003, reflecting lower hedging losses in the third quarter. Hedging gains do not attract royalties and hedging losses are not a reduction for royalty calculations.

Other Income

Other income primarily consists of third party processing and treating fees. Focus earns third party treating and processing income at our facilities at Kotcho, British Columbia and at our facilities in the Sylvan Lake and Golden areas of Alberta. Other income for the third quarter of 2003 was $0.5 million compared to $0.6 million in the second quarter of 2003, reflecting lower processing volumes at the Kotcho facilities in third quarter.

Production Expenses

Production expenses for the third quarter of 2003 were $3.50 per boe compared to $3.04 per boe in the second quarter of 2003 and $3.30 per boe for the first nine months of 2003. This increase in operating costs on a boe basis reflects the decrease in production volume for the quarter and the increased weighting to oil volumes which have higher operating expenses compared to natural gas. Focus expects that average production expenses for 2003 will be approximately $3.40 per boe. Production expenses in the third quarter of 2002 were $3.59 per boe.

Technical Services Agreement

Focus had a Technical Services Agreement with Storm Energy Ltd. which expired on June 30, 2003. Through that arrangement, Focus received services in respect of the operation of the assets and associated administrative services for a fee of $350,000 per month. The services previously provided under the agreement are now performed by employees of the Trust.

General and Administrative Expenses

General and administrative expenses, net of operating and capital recoveries, for the third quarter of 2003 were $977,000 compared to $874,000 for the second quarter of 2003. The increase results from general and administrative expenses associated with increased staff levels and office expenses corresponding to the expiry of the Technical Services Agreement on June 30, 2003.

Capital recoveries to Focus as Operator are based on a percentage of the total capital program managed. The majority of the capital programs of Focus are operated by Focus and conducted during the winter season. As such, almost all of the capital recoveries occur in the winter months.

Gross general and administrative expenses for the third quarter of 2003 include $403,000 associated with the Executive Bonus Plan, compared to $483,000 for the second quarter of 2003.

No general and administrative expenses were capitalized in 2003 or 2002.

General and Administrative	**Three Months Ended**			**Nine Months Ended**	
(thousands)	**Sept 30, 2003**	*Jun 30, 2003*	*Sept 30, 2002*	**Sept 30, 2003**	*Sept 30, 2002*
Gross G&A	**$1,225**	$1,095	$1,232	**$3,209**	$4,161
Overhead recoveries-operating	**(225)**	(226)	(221)	**(675)**	(880)
Overhead recoveries-capital	**(23)**	5	3	**(277)**	(769)
Net G&A	**$977**	$874	$1,014	**$2,257**	$2,512
Per boe	**$1.26**	$1.07	$1.11	**$0.95**	$0.80

Interest and Financing Expense

Interest and financing expenses for the third quarter of 2003 were $284,000 compared to $469,000 in the second quarter of 2003, reflecting lower average debt levels as proceeds from the June 25, 2003 equity issue were applied to outstanding debt resulting from the Lanaway and Loon Lake acquisition and slightly lower interest rates. The reduction in interest and financing expenses from the $562,000 reported for the third quarter of 2002 is mainly due to lower average debt levels.

Depletion, Depreciation, and Provision for Site Restoration and Abandonment

The depletion and depreciation rate for the third quarter of 2003 was $7.93 per boe compared to the first half rate of $7.62 per boe. This rate reflects the specific oil and gas properties owned by the Trust and incorporates the results of the independent reserve report dated December 31, 2002, as well as the assets purchased related to the Loon Lake and Lanaway property acquisitions and the disposition of the assets in the Ogston area which all closed late in the second quarter. The depletion and depreciation rate includes $28.5 million of future capital investment associated with the proven reserves in the reserve report. The depletion and depreciation expense for the third quarter of 2003 was $6.2 million lower than the $6.3 million in the second quarter of 2003 due to a higher depletion rate offset by lower production volumes. The depletion and depreciation expense reported in the third quarter of 2002 was $7.4 million or $8.13 per boe.

The provision for site restoration and abandonment of $0.2 million for each of the first three quarters of 2003 represents a rate of $0.21 per boe compared to $0.19 per boe reported in the fourth quarter of 2002. The increase reflects higher abandonment costs associated with new wells and infrastructure in the Tommy Lakes area. The two property acquisitions of the Trust during the second quarter of 2003 are estimated to slightly increase the provision for site restoration and abandonment of future periods. The site restoration expense reported in the third quarter of 2002 was $0.32 per boe or $0.3 million.

Focus has established a reclamation fund for the purpose of funding estimated future environmental and reclamation obligations. At September 30, 2003 the fund balance was $870,000, consisting of interest-bearing bank deposits.

Income and Other Taxes		Three Months Ended		Nine Months Ended	
(thousands)	**Sept 30, 2003**	Jun 30, 2003	Sept 30, 2002	**Sept 30, 2003**	Sept 30, 2002
Future income tax	**$(585)**	$(1,420)	$(2,600)	**$(885)**	$7,640
Current income tax	**(2)**	32	1,115	**80**	1,594
	$(587)	$(1,388)	$(1,485)	**$(805)**	9,234
Large corporations tax	**220**	205	57	**630**	208
Income and other taxes	**$(367)**	$(1,183)	$(1,428)	**$(175)**	$9,442

In June 2003, the Federal Government introduced legislation to reduce the general corporate income tax rate on income from resource activities from 28 percent to 21 percent and for the elimination of the existing 25 percent resource allowance deduction and introduced the deductibility of actual provincial and other Crown royalties paid over a five year period. As a result of these changes, and a reduction in the Alberta corporate income tax rate from 13 percent to 12.5 percent, the expected future income tax rate is 37 percent compared to 42 percent at December 31, 2002.

At September 30, 2003, Focus has a future income tax liability of $41.2 million. Under Focus' structure, payments are made between FET Resources Ltd ("FET") and Focus, transferring both income and future tax liability from FET to the individual Unitholders. Therefore, it is the opinion of management that payments from FET through to Focus will greatly reduce or eliminate future income taxes. These payments in a period reduce future income tax liabilities previously recorded by FET, and are recognized as a recovery of income tax in the period incurred.

Capital Expenditures		Three Months Ended		Nine Months Ended	
(thousands)	**Sept 30, 2003**	Jun 30, 2003	Sept 30, 2002	**Sept 30, 2003**	Sept 30, 2002
Land	**$91**	$12	$404	**$107**	$1,188
Seismic	**–**	–	(181)	**–**	1,032
Drilling and completion	**1,417**	(36)	3,406	**6,525**	22,432
Total exploration and development	**1,508**	(24)	3,629	**6,632**	24,652
Facilities, equipment and workovers	**1,234**	77	2,443	**5,373**	12,373
Acquisitions	**14**	22,020	(20)	**22,034**	–
Dispositions	**–**	(1,958)	–	**(1,958)**	–
Net operations	**2,756**	20,115	6,052	**32,081**	37,025
Field inventory	**–**	(146)	5	**(146)**	(681)
Administration assets	**53**	143	45	**200**	130
Net capital expenditures	**$2,809**	$20,112	$6,101	**$32,135**	$36,474

For the three months ended September 30, 2003 capital expenditures were $2.8 million. During this period, capital expenditures were approximately $1.8 million for the drilling of 4 gross wells (1.4 net). One gas well (1.0 net) was drilled at Pouce Coupe which came on-stream September 5th, one Slave Point oil well (0.23 net) at our new Loon Lake area which started production October 3rd, and two gas wells (0.21 net) in the Lanaway area which were put on production in October. In addition to the drilling, approximately $0.9 million was spent on workovers at Pouce Coupe, Loon Lake and within the Red Earth area.

Of the $12.1 million of field expenditures to date in 2003, 68 percent has been spent as part of the Tommy Lakes winter development program, 16 percent for two new gas wells and a workover at Pouce Coupe. The remaining 16 percent was spent commencing work at Loon Lake with the drilling of one well and the recompletion of an additional two wells, participation in two wells at the Lanaway area which was acquired in May, enhancing facilities at Sylvan Lake and participation in the four well drilling program at Ogston.

Focus has completed acquisitions at Lanaway and Loon Lake to date in 2003 for approximately $4.7 million and $17.3 million respectively. The Trust also disposed of the Ogston oil properties for proceeds of approximately $2 million.

Capital expenditures of Storm Energy Inc. in the third quarter of 2002 reflect the growth activities of an active exploration and production company.

Capitalization and Financial Resources

As at September 30, 2003 the Trust had a working capital deficiency of $4.5 million compared with working capital of $6.5 million as at June 30, 2003. This $11.0 million reduction in working capital is attributable to the $5.1 million cash balance of June 30, 2003 and a $6.1 million reduction in accounts receivable being applied to long-term debt.

Bank debt outstanding at September 30, 2003 was $21.0 million compared with $34.0 million at June 30, 2003. Focus has a $70.0 million revolving term credit facility with a Canadian financial institution, secured by the Trust's oil and gas properties. The current credit facility revolves until May 31, 2004.

Long-term debt plus working capital was $25.5 million at September 30, 2003 compared with $27.5 million at June 30, 2003 and $36.5 million at December 31, 2002. This reduction in net debt reflects Focus maintaining a balance between cash flow from operations compared to distributions and the capital program for field operations, and the financing benefit of Exchangeable Shares.

The Trust benefits from the retention of cash related to Exchangeable Shares. The holders of Exchangeable Shares do not receive monthly cash distributions, but instead have an adjustment each month to the Exchange Ratio based on the distribution paid on Trust Units. At October 31st, there were 3,979,068 Exchangeable Shares outstanding. The conversion of Exchangeable Shares into units is at the sole discretion of the holders of the Exchangeable Shares.

Capitalization Table

($ thousands except per unit and percent amounts)	**Sept 30, 2003**	Jun 30, 2003	Dec 31, 2002
Long-term debt	**$21,000**	$34,000	$51,801
Less: Working capital (deficiency)	**(4,520)**	6,455	15,267
Net debt	**$25,520**	$27,545	$36,534
Units outstanding and issuable for Exchangeable Shares	**31,667**	31,493	28,966
Market price at end of period	**$13.46**	$12.09	$10.15
Market capitalization	**$426,238**	$380,750	$294,005
Total capitalization	**$451,758**	$408,295	$330,539
Net debt as a percentage of total capitalization	**6%**	7%	11%
Cash flow (annualized)	**$64,905**	$66,958	$52,946
Net debt to annualized cash flow	**0.39**	0.41	0.69

Cash Flow Reconciliation	**Three Months Ended**		**Nine Months Ended**	
($ thousands except per unit and percent amounts)	**Sept 30, 2003**	Per Unit	**Sept 30, 2003**	Per Unit
Cash flow from operations	$ 15,200	$ 0.48	$ 48,679	$ 1.62
Less: Reclamation fund contributions	(669)	$ (0.02)	(870)	$ (0.03)
Less: Distributions calculated for Units and Exchangeable Shares	(13,285)	$ (0.42)	(37,442)	$ (1.245)
Plus: Distributions on FTX not paid in cash	2,320		7,887	
	3,566		18,254	
Capital expenditures – field operations	(2,796)	$ (0.09)	(12,060)	$ (0.40)
Applied to debt	$ 770		$ 6,194	
Payout ratio – per Unit including Exchangeable Shares	87%		77%	
Payout ratio – per Unit excluding Exchangeable Shares	72%		61%	

Cash Distributions

Focus has declared $1.245 of cash distributions to Unitholders with respect to production and operations of January to September 2003. Cash flow from operations during this same period was $1.62 per Unit. On a per unit basis, cash distributions represented 77% of cash flow from operations.

Focus Energy Trust announces its distribution policy on a quarterly basis, and actual amount of the cash distribution is dependent on the commodity price environment, production levels and the amount of capital expenditures to be funded from cash flow as determined by the Board of Directors. On October 15, 2003, Focus announced a distribution policy for the fourth quarter of 2003, with estimated monthly distributions of $0.14 per trust unit on each of November 17, December 15 and January 15. The distribution policy incorporates the withholding of approximately 15 to 20 per cent of cash flow for the financing of capital expenditures in order to provide more sustainable distributions in the long-term.

Cash distributions of the Trust are essentially taxed to the unitholders as ordinary income. Of the $1.355 per unit distributed from January 1 to November 17, 2003, $0.153 was accrued in the calculation of 2002 taxable income.

Ex-Distribution Date	Record Date	Distribution Payment Date	Total Distribution
December 27, 2002	December 31, 2002	January 15, 2003	$0.11
January 29, 2003	January 31, 2003	February 17, 2003	$0.135
February 26, 2003	February 28, 2003	March 17, 2003	$0.135
March 27, 2003	March 31, 2003	April 15, 2003	$0.135
April 28, 2003	April 30, 2003	May 15, 2003	$0.14
May 28, 2003	May 31, 2003	June 16, 2003	$0.14
June 26, 2003	June 30, 2003	July 15, 2003	$0.14
July 29, 2003	July 31, 2003	August 15, 2003	$0.14
August 27, 2003	August 31, 2003	September 15, 2003	$0.14
September 26, 2003	September 30, 2003	October 15, 2003	$0.14
October 29, 2003	October 31, 2003	November 17, 2003	$0.14
November 26, 2003	November 30, 2003	December 15, 2003	$0.14
December 29, 2003 (*) estimated and are subject to change	December 31, 2003	January 15, 2004	$0.14(*)

The Exchangeable shares of FET Resources Ltd. are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the Exchangeable shares and the cash flow related to the Exchangeable shares is retained by the Trust for reduction of debt or for additional capital expenditures. On August 23, 2002, with the formation of the Trust, the exchange ratio was one Focus Energy Trust Unit for one Exchangeable Share. The exchange ratio increased to 1.03291 as at December 31, 2002 and 1.13623 as at September 30, 2003. Effective November 17, 2003, the exchange ratio is 1.15722 Focus Energy Trust Units for one Exchangeable Share.

Consolidated Balance Sheets

	September 30, 2003	December 31, 2002
ASSETS	**(unaudited)**	(Notes 1 and 3) (audited)
Current assets		
Cash and cash equivalents	**$ 736,846**	$14,705,034
Accounts receivable	**16,990,512**	24,485,558
Prepaid expenses	**806,358**	1,081,605
	18,533,716	40,272,197
Capital assets	**172,086,798**	158,299,726
Reclamation fund	**870,000**	–
	$191,490,514	$ 198,571,923
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**$ 18,913,101**	$ 19,805,189
Cash distributions payable	**3,764,537**	3,846,991
Commodity contract	**376,007**	1,353,067
	23,053,645	25,005,247
Long-term debt [note 4]	**21,000,000**	51,801,000
Provision for site restoration and abandonment	**2,843,363**	2,343,734
Future income taxes [note 10]	**41,167,953**	42,633,486
	88,063,961	121,783,467
UNITHOLDERS' EQUITY		
Unitholders' capital [note 5]	**61,614,034**	33,908,902
Exchangeable shares [note 5]	**7,018,565**	9,628,379
Accumulated income	**73,364,240**	44,348,355
Accumulated cash distributions	**(40,570,286)**	(11,097,180)
	103,426,553	76,788,456
	$191,490,514	$ 198,571,923

See Notes to Consolidated Financial Statements

Approval on behalf of the Board:

STUART G. CLARK
Director

GERALD A. ROMANZIN
Director

Consolidated Statements of Income and Accumulated Earnings (unaudited)

	Three Months Ended, September 30,		Nine Months Ended, September 30,	
	2003	2002	**2003**	2002
Revenue		(Note 1)		(Note 1)
Production revenue	$ **26,739,787**	$ 25,869,262	$ **85,100,459**	$ 90,170,429
Royalties	**(6,702,914)**	(6,511,371)	**(24,142,229)**	(21,103,141)
Facility income	**514,040**	57,876	**1,990,418**	964,526
Interest income	**18,171**	–	**62,462**	–
	20,569,084	19,415,767	**63,011,110**	70,031,814
Expenses				
Production	**2,729,457**	3,266,210	**7,819,050**	10,614,592
Technical Services Agreement	**–**	451,613	**2,100,000**	451,613
General and administrative	**977,354**	1,013,736	**2,256,681**	2,511,153
Interest and financing	**283,667**	562,441	**1,148,416**	1,754,605
Depletion and depreciation	**6,175,121**	7,397,608	**18,347,509**	20,820,714
Provision for site restoration and abandonment	**163,249**	289,799	**498,629**	1,068,426
Reorganization expenses [note 3]	**–**	12,717,078	**–**	12,717,078
	10,328,848	25,698,485	**32,170,285**	49,938,181
Income (loss) before income and other taxes	**10,240,236**	(6,282,718)	**30,840,825**	20,093,633
Income and other taxes				
Future income tax expense	**585,114**	2,600,326	**885,076**	(7,639,713)
Current and large corporations tax	**(217,821)**	(1,172,626)	**(710,016)**	(1,802,438)
	367,293	1,427,700	**175,060**	(9,442,151)
Net income (loss) for the period	**10,607,529**	(4,855,018)	**31,015,885**	10,651,482
Accumulated income, beginning of period	**64,756,711**	67,182,590	**44,348,355**	51,676,090
Transfer of assets and liabilities pursuant to Plan of Arrangement [note 3]		(33,200,787)		(33,200,787)
Accumulated income, end of period	$ **75,364,240**	$ 29,126,785	$ **75,364,240**	$ 29,126,785
Net income per Unit				
Basic and diluted	$ **0.33**	$ (0.17)	$ **1.03**	$ 0.38

Consolidated Statements of Cash Flows (unaudited)

	Three Months Ended, September 30,		Nine Months Ended, September 30,	
	2003	2002	**2003**	2002
Operating activities		(Note 1)		(Note 1)
Net income for the period	$ **10,607,529**	$ (4,855,018)	$ **31,015,885**	$ 10,651,482
Add non-cash items:				
Non-cash general and administrative expenses	**201,526**	–	**674,844**	–
Unrealized gain on commodity contract	**(1,362,622)**	–	**(977,060)**	–
Depletion and depreciation	**6,175,121**	7,397,608	**18,347,509**	20,820,714
Provision for site restoration and abandonment	**163,249**	289,799	**502,958**	1,068,426
Future income tax expense (reduction)	**(585,114)**	(2,600,326)	**(885,076)**	7,639,713
Cash flow from operations	**15,199,725**	232,063	**48,679,060**	40,180,335
Actual site restoration paid	–	(6,245)	**(4,329)**	(6,647)
Net change in non-cash working capital items	**8,352,210**	4,543,869	**8,932,978**	(8,301,355)
	23,551,935	4,769,687	**57,607,709**	31,872,333
Financing activities				
Proceeds from issue of Trust Units (net of costs)	–	–	**23,839,500**	–
Issue of Exchangeable Shares	–	999,990	–	999,990
Proceeds from exercise of stock options	–	2,574,835	–	3,019,428
Increase (decrease) in long-term debt	**(13,000,000)**	7,660,672	**(30,801,000)**	18,167,828
Cash distributions	**(10,964,551)**	(2,357,207)	**(29,555,560)**	(2,357,207)
	(23,964,551)	8,878,290	**(36,517,060)**	19,830,039
Investing activities				
Capital asset additions	**(2,795,810)**	(6,101,322)	**(12,059,598)**	(36,473,521)
Acquisitions	**(13,465)**	–	**(22,033,652)**	–
Proceeds on disposal of capital assets	–	–	**1,958,669**	–
Reclamation fund contributions	**(669,000)**	–	**(870,000)**	–
Net change in non-cash working capital items	**(434,667)**	(946,509)	**(2,054,256)**	(8,628,705)
	(3,912,942)	(7,047,831)	**(35,058,837)**	(45,102,226)
Increase in cash and cash equivalents during the period	**(4,325,558)**	6,600,146	**(13,968,188)**	6,600,146
Cash and cash equivalents, beginning	**5,062,404**	-	**14,705,034**	–
Cash and cash equivalents, ending	$ **736,846**	$ 6,600,146	$ **736,846**	$ 6,600,146
Supplementary cash flow information				
Cash income taxes paid	$ –	$ –	$ –	$ –
Cash interest paid	$ **265,269**	$ 1,105,024	$ **487,324**	$ 1,749,088

Notes to Consolidated Financial Statements

September 30, 2003 and 2002 (unaudited)

NOTE 1 STRUCTURE OF THE TRUST AND BASIS OF PRESENTATION

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the Trust Units (the "Unitholders").

FET Resources Ltd. (the "Company") is a wholly-owned subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

Prior to the implementation of the Plan of Arrangement on August 23, 2002, the consolidated financial statements included the accounts of the Storm Energy Inc. and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to Storm Energy Inc. The consolidated financial statements of Focus Energy Trust include the accounts of the Trust, its subsidiaries (the Company and FET Gas Production Ltd.), and its share of a partnership. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") and, except as outlined below, are consistent with the accounting policies set out in the 2002 Annual Report of Focus Energy Trust.

NOTE 2 SUMMARY OF ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies as the most recent annual financial statements. The note disclosure requirements for annual financial statements provide additional disclosure that is not required for interim financial statements. Accordingly, these interim financial statements should be read in conjunction with the financial statements included in the Trust's 2002 Annual Report.

NOTE 3 TRANSFER OF ASSETS AND LIABILITIES PURSUANT TO PLAN OF ARRANGEMENT

Under the Plan of Arrangement, the Company transferred to Storm Energy Ltd. certain assets on August 23, 2002 being producing and exploratory oil and gas properties, administrative assets and working capital, and an allocation of long-term debt. As this was a related party transaction, assets and liabilities were transferred at book value. Details are as follows:

Petroleum and natural gas properties and equipment	$	49,739,821
Office furniture and equipment		348,714
Leasehold improvements		37,454
Net working capital		1,575,566
Future income tax asset		191,551
Total assets transferred		51,893,106
Long-term debt		24,292,399
Provision for site restoration and abandonment		1,067,731
Net assets transferred and reduction in retained earnings	$	26,532,976

Associated with the Plan of Arrangement, the Company recorded reorganization costs of $12.7 million, with $9.6 million related to the cancellation of stock options, and advisory and other costs of $3.1 million.

NOTE 4 LONG-TERM DEBT

The Company has a revolving term facility with a Canadian financial institution. The Company has $70 million available under this facility. Advances bear interest at the bank's prime rate. The facility is subject to annual review by the bank and if certain conditions are not met the facility becomes a two year term loan with the first repayment due within 366 days. No current payments are required. The loan facility is secured by a floating charge debenture in the amount of $125 million covering all of the assets of the Company and a general security agreement.

NOTE 5 UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

Trust Units of Focus Energy Trust (including conversion of Exchangeable Shares)	Number of Units	Consideration
Trust Units outstanding *(i) (see (a) below)*	26,889,552	$61,614,034
Trust Units issuable on conversion of Exchangeable Shares *(ii) (see (b) below)*	4,777,243	7,018,565
Balance as at September 30, 2003	31,666,795	$68,632,599

i. An unlimited number of Trust Units may be issued pursuant to the Trust Indenture.
ii. The exchange ratio at September 30, 2003 was 1.13623 Trust Units for each Exchangeable Share.

(a) Trust Units of Focus Energy Trust	Number of Units	Consideration
Balance as at December 31, 2002	22,804,905	$33,908,902
Issued on conversion of Exchangeable Shares (i)	1,925,012	2,609,814
Issued pursuant to the Executive Bonus Plan (ii)	59,635	675,361
Issued pursuant to new Trust Unit Offering	2,100,000	24,419,957
Balance as at September 30, 2003	26,889,552	$61,614,034

i. Issued on conversion of Exchangeable Shares with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged.
ii. Pursuant to the Executive Bonus Plan, 50% of all amounts due under such plan are payable through the issuance of Trust Units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.

(b) Exchangeable Shares of FET Resources Ltd.	Number of Shares	Consideration
Balance as at December 31, 2002	5,964,335	$ 9,628,379
Exchanged for Trust Units (i)	(1,759,867)	(2,609,814)
Balance as at June 30, 2003	4,204,468	$ 7,018,565

i. Cancellation on conversion to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged.

The Exchangeable shares of FET Resources Ltd. are convertible at any time into Trust Units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the Trust Units divided by the ten day weighted average Unit price preceding the record date. During the period of January 1 to September 30, 2003, a total of 1,759,867 Exchangeable Shares were converted into 1,925,012 Trust Units at exchange ratios prevailing at the time. The exchange ratio at the time of issuance on August 23, 2002 was one Trust Unit for each Exchangeable Share. At September 30, 2003, the exchange ratio was 1.13623 Trust Units for each Exchangeable Share. Cash distributions are not paid on the Exchangeable shares. On the tenth anniversary of the issuance of the Exchangeable Shares, subject to extension of such date by the Board of Directors of the Company, the Exchangeable Shares will be redeemed for Trust Units at a price equal to the value of that number of Trust Units based on the exchange ratio as at the last business day prior to the redemption date. The Exchangeable Shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

NOTE 6 TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Rights Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 1,500,000 rights, but the number of Units reserved for issuance upon the exercise of Rights shall not at any time exceed 5% of the aggregate number of issued and outstanding Units of the Trust and including the number of Units which may be issued on the exchange of the outstanding Exchangeable Shares.

The initial exercise price of rights granted under the Rights Plan is equal to the weighted average of the closing price of the Trust Units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per Unit basis, made by the Trust after the

grant date which represent a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years, and vest equally over a four year period commencing on the first anniversary of the grant.

	Number of Rights	Weighted Average Exercise Price
Granted	643,000	$ 10.84
Reduction of exercise price for aggregate distributions		(0.99)
Balance as at September 30, 2003	643,000	$ 9.85

A summary of the plan as at September 30, 2003 is as follows:

Exercise Price at Grant Date	Adjusted Exercise Price	Number of Rights Outstanding	Remaining Contractual Life of Right (years)	Number of Rights Exercisable
$ 9.62	$ 8.08	280,000	3.94	70,000
$ 10.10	$ 8.89	40,000	4.22	–
$ 10.87	$ 9.90	40,000	4.37	–
$ 11.54	$ 10.84	6,000	4.60	–
$ 12.08	$ 11.66	264,000	4.77	–
$ 14.26	$ 14.12	8,000	4.92	–
$ 13.61	$ 13.47	5,000	4.96	–
$ 10.84	$ 9.85	643,000	4.35	70,000

The Trust has elected to continue to measure compensation cost based on the intrinsic value of the award at the date of the grant and recognize that cost, if any, over the vesting period. As the exercise price of the rights granted approximates the market price of the Trust Units at the date of grant, no compensation cost has been recognized in the statement of income.

As previously stated, the exercise price of the rights granted under the Rights Plan may be reduced in future periods in accordance with the terms of the Rights Plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures, the purchase and sale of capital assets, and debt repayment. Therefore, it is not possible to determine a fair value for the rights granted under the Rights Plan.

As it is not possible to determine the fair value of rights granted under the Rights Plan, compensation cost for pro forma disclosure purposes has been determined based on the amount that the market price of the Trust Units exceeds the exercise price at the date of the financial statements. For the quarter and nine months ended September 30, 2003, net income would be reduced by approximately $712,000 ($0.03 per Trust Unit) and $1,464,000 ($0.05 per Trust Unit), respectively, for the estimated compensation cost associated with the Rights Plan.

NOTE 7 FINANCIAL INSTRUMENTS

The following financial contracts were outstanding at September 30, 2003. Settlement of these contracts, which have no book value, would have resulted in a net payment to the Trust of $231,895.

Financial Contracts	Daily Quantity	Contract Price		Price Index	Term
Crude oil – fixed price	500 bbls	$ 41.80	Cdn	WTI	September 2003 – August 2004
	900 bbls	$ 35.63	Cdn	WTI	September 2003 – December 2004
Natural gas – fixed price	3,000 MMBTU	$ 5.02	Cdn	Sumas	October 2002 – October 2003
	7,000 MMBTU	$ 5.18	Cdn	Sumas	November 2002 – October 2003
Natural Gas – costless collar	5,000 GJ	$5.56-6.75	Cdn	AECO	April 2003 – October 2003 (excl July)
	6,420 GJ	$5.75-8.03	Cdn	AECO	November 2003 – March 2004
Natural gas – floor(i)	8,420 GJ	$4.75	Cdn	AECO	April 2003 – October 2003

i. relates to natural gas ceiling described below.

The following natural gas ceiling commodity contract is recorded on a mark to market basis as the contract does not represent an effective hedge. A liability of $376,007 is recorded on the consolidated balance sheet at September 30, 2003:

Financial Contract	Daily Quantity	Contract Price		Price Index	Term
Natural gas – ceiling	8,420 GJ	$4.90	Cdn	AECO	April 2003 – October 2003

NOTE 8 PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at September 30, 2003. Settlement of these contracts, which have no book value, would have resulted in a net payment to the Trust of approximately $3,619,414.

Physical Contracts	Daily Quantity	Contract Price		Price Index	Term
Natural gas – fixed price	5,000 MMBTU	$ 8.21	Cdn	Sumas	November 2003 – March 2004
	5,000 GJ	$ 7.21	Cdn	AECO	November 2003 – March 2004
	5,000 GJ	$ 6.11	Cdn	AECO	November 2003 – October 2004
	6,000 GJ	$ 5.20	Cdn	AECO	April 2004 - October 2004

NOTE 9 PER UNIT AMOUNTS

Basic per unit calculations are based on the weighted average number of Trust Units (common shares prior to August 23, 2002) outstanding. Diluted calculations include additional Trust Units for the dilutive impact of rights outstanding pursuant to the Rights Plan. Net income per unit is as follows:

	Three months ended September 30,		Nine months ended September 30,	
	2003	2002	**2003**	2002
Net income				
Basic & diluted	**$ 0.33**	$ (0.17)	**$ 1.03**	$ 0.38

i Basic per unit calculations are based on the weighted average number of Trust Units outstanding in 2003 of 31,630,593 for the quarter ended September 30, 2003 (28,187,567 trust units or common shares in 2002) and 30,073,947 for the nine months ended September 30, 2003 (28,030,061 trust units or common shares in 2002) which includes outstanding Exchangeable Shares converted at the quarter-end exchange ratio.

ii Diluted calculations include additional Trust Units in 2003 of 163,587 for the quarter ended September 30, 2003 and 105,242 for the nine months ended September 30, 2003 for the dilutive impact of the Rights Plan. There were no adjustments to net income in calculating dilutive per unit amounts.

NOTE 10 INCOME TAX

In June 2003, the Federal Government introduced legislation to reduce the general corporate income tax rate on income from resource activities from 28% to 21% and for the elimination of the existing 25% resource allowance deduction and introduced the deductibility of actual provincial and other Crown royalties paid all over a five year period. As a result of these changes, as well as a reduction in the Alberta corporate income tax rate from 13% to 12.5%, the expected future income tax rate is 37% compared to 42% at December 31, 2002.

Corporate Information

SENIOR MANAGEMENT

Derek W. Evans
President and C.E.O.

William D. Ostlund
Vice President, Finance and C.F.O.

Dennis M. Lawrence
Vice President, Engineering

Bryce H. Murdoch
Vice President, Geology

Al S. Pickering
Vice President, Land

David W. Sakal
Vice President, Operations

A. Kim Schoenroth
Controller

Grant A. Zawalsky
Corporate Secretary

DIRECTORS

Matthew J. Brister (3) (4)
John A. Brussa (3) (5)
Stuart G. Clark (1) (2)
Derek W. Evans
James H. McKelvie (2) (3)
Gerry A. Romanzin (2) (4) (5)

(1) Chairman of the Board
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Reserves Committee
(5) Member of the Corporate Governance Committee

HEAD OFFICE

Suite 3250, 205 – 5th Avenue S.W.
Calgary, Alberta, Canada T2P 2V7
Tel: (403) 781-8409
Fax: (403) 781-8408
www.focusenergytrust.com

STOCK EXCHANGE LISTING

TSX Listings:
Focus Energy Trust: **FET.UN**

FET Resources Ltd.: **FTX**
(Exchangeable Shares)

SOLICITORS

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

AUDITORS

KPMG LLP
Calgary, Alberta

BANKERS

C.I.B.C., Oil & Gas Group
Calgary, Alberta

ENGINEERING CONSULTANTS

Paddock Lindstrom & Associates Ltd.
Calgary, Alberta

REGISTRAR & TRANSFER AGENT

Valiant Trust Company
Calgary, Alberta

FOR FURTHER INFORMATION CONTACT:

Derek W. Evans
President and Chief Executive Officer
Tel: (403) 781-8405

William D. Ostlund
Vice President,
Finance and Chief Financial Officer
Tel: (403) 781-8406

FORWARD LOOKING STATEMENTS

Forward-Looking Statements – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


FOCUS
ENERGY TRUST



510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

November 26, 2003

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
New Brunswick Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
PEI Securities Commission *(via SEDAR)*
Newfoundland Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

Re: Focus Energy Trust
Mailing of Third Quarter Report
to Registered Unitholders

As the mailing agent for Focus Energy Trust, we are pleased to confirm the mailing of the third quarter report for the period ended September 30, 2003, to each of the Registered Unitholders of the subject trust on **November 26, 2003**.

We trust this is satisfactory.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Manager, Income Trusts

c.c. Focus Energy Trust
Attn: Mr. Bill Ostlund

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF INTERIM MAILING TO THE
OF	)	UNITHOLDERS OF **FOCUS ENERGY TRUST**
ALBERTA	)	("TRUST").

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **NOVEMBER 26, 2003** I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO **WERE THE REGISTERED HOLDERS OF UNITS OF THE TRUST;**

   (a) a copy of the THIRD QUARTER REPORT FOR THE PERIOD ENDED SEPTEMBER 30, 2003 marked EXHIBIT "A" and identified by me.

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF)
CALGARY IN THE PROVINCE OF ALBERTA)
THIS 26TH DAY OF NOVEMBER 2003.)
)
)
)

"Pam Elliott"
COMMISSIONER FOR OATHS IN AND FOR
THE PROVINCE OF ALBERTA
My commission expires on November 15, 2006.

"Cheryl Dahlager"
CHERYL DAHLAGER

News release via Canada NewsWire, Calgary 403-269-7605

82-34761

Attention Business Editors:
FET Resources Ltd. / Focus Energy Trust announces the increase to the FET exchangeable Share Exchange Ratio effective December 15, 2003

Focus Energy Trust - FET.UN -TSX
FET Resources Ltd. - FTX -TSX

CALGARY, Dec. 1 /CNW/ - FET Resources Ltd. along with Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.15722 to 1.16718. Such increase will be effective on December 15, 2003.

The following are the details on the calculation of the Exchange Ratio:

<<

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio (xx)	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
November 30, 2003	1.15722	$0.14	$14.0518	0.00996	December 15, 2003	1.16718

>>

(xx) The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 510, 550 - 6th Avenue SW, Calgary, Alberta, T2P 0S2, their telephone number is (403) 233-2801.

%SEDAR: 00018353E

/For further information: Focus Energy Trust, FET Resources Ltd., Derek Evans, President or Bill Ostlund, Chief Financial Officer at 403-781-8409/
(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 11:33e 01-DEC-03

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Focus Energy Trust Confirms Cash Distribution for January 15, 2004

CALGARY, Dec. 16 /CNW/ - Focus Energy Trust ("Focus") (FET.UN - TSX and FTX - TSX) confirms that the monthly cash distribution in respect of December production of Cdn $0.14 per trust unit will be paid on January 15, 2004 to unitholders of record on December 31, 2003. The ex-distribution date is December 29, 2003.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength.

%SEDAR: 00018353E

/For further information: Derek W. Evans, President and Chief Executive Officer or William D. Ostlund, Vice President Finance and Chief Financial Officer, Focus Energy Trust, Telephone: (403) 781-8409, Telecopier: (403) 781-8408/

(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 11:03e 16-DEC-03

Attention Business Editors:
Focus Energy Trust Confirms Cash Distribution for January 15, 2004

CALGARY, Dec. 16 /CNW/ - Focus Energy Trust ("Focus") (FET.UN - TSX and FTX - TSX) confirms that the monthly cash distribution in respect of December production of Cdn $0.14 per trust unit will be paid on January 15, 2004 to unitholders of record on December 31, 2003. The ex-distribution date is December 29, 2003.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength.

%SEDAR: 00018353E

/For further information: Derek W. Evans, President and Chief Executive Officer or William D. Ostlund, Vice President Finance and Chief Financial Officer, Focus Energy Trust, Telephone: (403) 781-8409, Telecopier: (403) 781-8408/

(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 11:03e 16-DEC-03

Attention Business Editors:
FET Resources Ltd. / Focus Energy Trust Announces the Increase to the FET Exchangeable Share Exchange Ratio Effective January 15, 2004

Focus Energy Trust - FET.UN -TSX
FET Resources Ltd. - FTX -TSX

CALGARY, Jan. 2 /CNW/ - FET Resources Ltd. along with Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.16718 to 1.17652. Such increase will be effective on January 15, 2004.

The following are the details on the calculation of the Exchange Ratio:

<<

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio (xx)	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
December 31, 2003	1.16718	$0.14	$14.9839	0.00934	January 15, 2004	1.17652

>>

(xx) The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 510, 550 - 6th Avenue SW, Calgary, Alberta, T2P 0S2, their telephone number is (403) 233-2801.

%SEDAR: 00018353E

/For further information: Focus Energy Trust, FET Resources Ltd., Derek Evans, President or Bill Ostlund, Chief Financial Officer, (403) 781-8409/
(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 15:22e 02-JAN-04

News release via Canada NewsWire, Calgary 403-269-7605 **82-34761**

Attention Business Editors:
Focus Energy Trust Continues Distributions of $0.14 Per Unit

CALGARY, Jan. 15 /CNW/ - Focus Energy Trust ("Focus") (FET.UN - TSX and FTX - TSX) announces today that the Board of Directors of FET Resources Ltd. has set the distribution policy for the first quarter of 2004 to continue monthly distributions of $0.14 per trust unit. Further, Focus has declared a distribution of $0.14 per trust unit to be paid on February 16, 2004 in respect of January production, for unitholders of record on January 31, 2004. The ex-distribution date is January 28, 2004.

<<

Record Date	Ex-Distribution Date	Distribution Date	Distribution per Unit
January 31	January 28	February 16, 2004	$0.14
February 29	February 25	March 15, 2004	$0.14 ((x))
March 31	March 29	April 15, 2004	$0.14 ((x))

((x)) Estimated distributions based upon current market outlook and are subject to change.

>>

The Exchangeable Shares of FET Resources Ltd. (FTX - TSX) are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the Exchangeable Shares.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, ensuring financial strength, and sustainability.

Forward-Looking Statements - Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00018353E

/For further information: Derek W. Evans, President and Chief Executive Officer or William D. Ostlund, Vice President Finance and Chief Financial Officer, Focus Energy Trust, 3250, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7, Telephone: (403) 781-8409, Telecopier: (403) 781-8408/

(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 11:33e 15-JAN-04

News release via Canada NewsWire, Calgary 403-269-7605

82-34761

Attention Business Editors:
FET Resources Ltd. / Focus Energy Trust Announces the Increase to the FET Exchangeable Share Exchange Ratio Effective February 16, 2004

Focus Energy Trust - FET.UN -TSX
FET Resources Ltd. - FTX -TSX

CALGARY, Feb. 2 /CNW/ - FET Resources Ltd. along with Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.17652 to 1.18611. Such increase will be effective on February 16, 2004.

The following are the details on the calculation of the Exchange Ratio:

<<

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio (xx)	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
January 31, 2004	1.17652	$0.14	$14.5917	0.00959	February 16, 2004	1.18611

>>

(xx) The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 510, 550 - 6th Avenue SW, Calgary, Alberta, T2P 0S2, their telephone number is (403) 233-2801.

%SEDAR: 00018353E

/For further information: Focus Energy Trust, FET Resources Ltd., Derek Evans, President or Bill Ostlund, Chief Financial Officer, at (403) 781-8409/
(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 12:42e 02-FEB-04

News release via Canada NewsWire, Calgary 403-269-7605 **82-34761**

Attention Business Editors:
Focus Energy Trust Confirms Cash Distribution for March 15, 2004

CALGARY, Feb. 18 /CNW/ - Focus Energy Trust ("Focus") (FET.UN - TSX and FTX - TSX) confirms that the monthly cash distribution in respect of February production of Cdn. $0.14 per trust unit will be paid on March 15, 2004 to unitholders of record on February 29, 2004. The ex-distribution date is February 25, 2004.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, ensuring financial strength, and sustainability.
%SEDAR: 00018353E

/For further information: Derek W. Evans, President and Chief Executive Officer or William D. Ostlund, Vice President Finance and Chief Financial Officer, Focus Energy Trust, Telephone: (403) 781-8409, Telecopier: (403) 781-8408/
(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 11:24e 18-FEB-04

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
FET Resources Ltd. / Focus Energy Trust Announces the Increase to the FET Exchangeable Share Exchange Ratio Effective March 15, 2004

Focus Energy Trust - FET.UN -TSX
FET Resources Ltd. - FTX -TSX

CALGARY, March 1 /CNW/ - FET Resources Ltd. along with Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.18611 to 1.19599. Such increase will be effective on March 15, 2004.

The following are the details on the calculation of the Exchange Ratio:

<<

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio (xx)	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
February 29, 2004	1.18611	$0.14	$14.1673	0.00988	March 15, 2004	1.19599

>>

(xx) The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 510, 550 - 6th Avenue SW, Calgary, Alberta, T2P 0S2, their telephone number is (403) 233-2801.

%SEDAR: 00018353E

/For further information: Focus Energy Trust; FET Resources Ltd., Derek Evans, President or Bill Ostlund, Chief Financial Officer at (403) 781-8409/
(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 10:32e 01-MAR-04

NEWS RELEASE

FOCUS ENERGY TRUST ANNOUNCES $110 MILLION PROPERTY ACQUISITION AND $ 74.5 MILLION OFFERING OF TRUST UNITS

Calgary, March 8, 2004 — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) is pleased to announce that it has entered into an agreement, subject to the usual conditions to close to acquire additional working interests at its Tommy Lakes property in northeastern British Columbia for $110 million before closing adjustments. The acquisition will be financed with a combination of debt drawn from Focus' existing credit facilities and a bought-deal financing of $74.5 million.

Tommy Lakes is a high quality long life natural gas property which has a large accumulation of natural gas in place and a key principal natural gas producing asset of the Trust. This property is operated by Focus, has low operating costs and a decline rate of less than 14%. The Tommy Lakes area also contains the main development opportunities of Focus.

The interests being acquired had average production per day for January and February 2004 of approximately 11.7 mmcf per day of natural gas and 250 barrels per day of natural gas liquids. Total proved and probable reserves for the property are 11.7 million barrels of oil equivalent, being 62.4 bcf of natural gas and 1.3 million barrels of natural gas liquids. Proven reserves represent 76.5% of total proved and probable reserves. Reserves are based on an independent engineering evaluation conducted by Paddock Lindstrom & Associates Ltd. effective April 1, 2004 and prepared in accordance with National Instrument 51-101. The acquisition represents 20,060 gross acres of undeveloped land (11,040 net acres), and the associated ownership in natural gas gathering and processing facilities. This acquisition provides accretion on cash flow, net asset value, production per unit and proved reserves per unit. The effective date of the agreement and the expected close date is April 1, 2004.

In connection with the acquisition, Focus announces that it has entered into an agreement to sell, to a syndicate of underwriters co-led by Scotia Capital Inc. and RBC Capital Markets and including CIBC World Markets Inc., TD Securities Inc., First Energy Capital Corp., Canaccord Capital Corporation, and Desjardins Securities Inc., 5,000,000 Trust Units at $14.90 per trust unit to raise gross proceeds of $74.5 million on a bought-deal basis. Closing is expected to occur on or about March 23, 2003. The net proceeds of the offering will be used to partially finance the acquisition described above.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any State in which such offer would be unlawful. The trust units offered will not and have not been registered under the *United States Securities Act of 1933* and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information, please contact:

Derek W. Evans
President and Chief Executive Officer
(403) 781-8405 dereke@focusenergytrust.com

or

William D. Ostlund
Vice President Finance and Chief Financial Officer
(403) 781-8406 billo@focusenergytrust.com

Focus Energy Trust 3250, 205- 5th Avenue S.W. Calgary, Alberta T2P 2V7
Telephone: (403) 781-8409 Telecopier: (403) 781-8408

Forward-Looking Statements – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws. Accordingly, these securities may not be offered or sold within the United States and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

New Issue **March 8, 2004**

PRELIMINARY SHORT FORM PROSPECTUS


FOCUS
ENERGY TRUST

$74,500,000
5,000,000 Units

This short form prospectus qualifies the distribution of 5,000,000 trust units ("Units") of Focus Energy Trust (the "Trust" or "Focus") at a price of $14.90 per Unit. The issued and outstanding Units are listed on the Toronto Stock Exchange (the "TSX") under the trading symbol "FET.UN". On March 5, 2004, the last trading day prior to the public announcement of the offering, the closing price of the Units on the TSX was $15.00. The Trust has applied to list the Units on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX. The offering price of the Units was determined by negotiation between FET Resources Ltd. ("FET Resources"), on behalf of the Trust, and Scotia Capital Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., TD Securities Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp. and Desjardins Securities Inc. (collectively, the "Underwriters").

Price: $14.90 per Unit

	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust [1]
Per Unit	$14.90	$0.745	$14.155
Total Offering	$74,500,000	$3,725,000	$70,775,000

Note:

(1) Before deducting expenses of the offering estimated to be $375,000, which will be paid from the general funds of the Trust.

Subscribers who purchase Units pursuant to the offering and who hold such Units on the relevant record date will be eligible to receive distributions commencing with the distribution anticipated to be payable on or about April 15, 2004, provided closing of the offering occurs by March 31, 2004, the anticipated record date for such distribution. Subscribers will not be eligible to receive the distribution to be paid on March 15, 2004, the record date for which was February 29, 2004.

In the opinion of counsel, subject to the qualifications and assumptions discussed under the heading "*Canadian Federal Income Tax Considerations*", the Units offered hereunder will, on the date of issue, be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Trust and delivered and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "*Plan of Distribution*" and subject to approval of certain legal matters relating to the offering on behalf of the Trust by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Bennett Jones LLP.

Scotia Capital Inc., RBC Dominion Securities Inc., CIBC World Markets Inc. and TD Securities Inc. are directly or indirectly owned by Canadian chartered banks which are lenders to FET Resources, a subsidiary of the Trust. Consequently, the Trust may be considered a "connected" issuer of Scotia Capital Inc., RBC Dominion Securities Inc., CIBC World Markets Inc. and TD Securities Inc. within the meaning of applicable Canadian securities legislation. See "*Relationship Among the Trust, FET Resources and Certain Underwriters*".

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about March 23, 2004 or such other date not later than April 16, 2004 as the Trust and the Underwriters may agree. Definitive certificates representing the Units will be available for delivery at closing. Subject to applicable laws, the Underwriters may, in connection with the offering, effect transactions which stabilize or maintain the market price of the Units at levels other than those which might otherwise prevail on the open market. See "*Plan of Distribution*".

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust and FET Resources believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

In particular, this short form prospectus, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- oil and natural gas production levels;
- capital expenditure programs;
- the quantity of the oil and natural gas reserves;
- projections of commodity prices and costs;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; and
- treatment under governmental regulatory regimes.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- fluctuations in foreign exchange or interest rates and stock market volatility;
- failure to realize the anticipated benefits of acquisitions; and
- the other factors discussed under "*Risk Factors*".

These factors should not be construed as exhaustive. Neither the Trust nor FET Resources undertakes any obligation to publicly update or revise any forward-looking statements.

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither the Trust nor FET Resources undertakes any obligation to publicly update or revise any forward-looking statements.

SELECTED ABBREVIATIONS AND DEFINITIONS

In this short form prospectus, the abbreviations and terms set forth below have the meanings indicated:

"°API" is an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil

"bbl" means one barrel

"bbls/d" means barrels per day

"bcf" means one billion cubic feet

"boe" means barrels of oil equivalent. A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of six mcf to one barrel.

"mbbls" means one thousand barrels

"mboe" means one thousand barrels of oil equivalent

"mcf" means one thousand cubic feet

"mcf/d" means one thousand cubic feet per day

"mmbbls" means one million barrels

"mmcf" means one million cubic feet

"mmcf/d" means one million cubic feet per day

"NGLs" means natural gas liquids

"boe/d" means barrels of oil equivalent per day

"ABCA" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Arrangement" means the plan of arrangement involving the Trust, Storm and New Storm completed on August 23, 2002 under the ABCA pursuant to which, among other things, the Trust indirectly acquired all of the issued and outstanding common shares of Storm, certain growth assets of Storm were acquired by New Storm and the shares of New Storm were distributed to the former holders of common shares of Storm;

"Board of Directors" or **"Board"** means the board of directors of FET Resources or its successors;

"Credit Facilities" has the meaning ascribed thereto in Note 1 to the table under "*Consolidated Capitalization of the Trust*";

"Distribution Record Date" means the last day of each calendar month or such other date as may be determined from time to time by the Trustee, except that December 31 shall in all cases be a Distribution Record Date;

"Effective Date" means August 23, 2002;

"FET Common Shares" means common shares of FET Resources;

"FET Exchangeable Shares" means exchangeable shares, series A of FET Resources;

"FET Notes" or **"Notes"** means the 14% unsecured subordinated notes of FET Resources issued in connection with the Arrangement;

"FET Resources" means FET Resources Ltd., a corporation incorporated under the ABCA;

"Focus" or the "Trust" means Focus Energy Trust, a trust formed pursuant to the laws of Alberta;

"Loon Lake Acquisition" means the acquisition of the Loon Lake Property by FET Resources as more particularly described under the heading "*Recent Developments – Loon Lake Acquisition*";

"Loon Lake Property" means the interests in oil and natural gas reserves and associated facilities located in the Trust's core area of Red Earth, Alberta acquired by FET Resources pursuant to the Loon Lake Acquisition as more particularly described under the heading "*Recent Developments - Loon Lake Acquisition*";

"New Storm" means Storm Energy Ltd., a corporation incorporated under the ABCA;

"NPI" means the net profits interest, commencing August 23, 2002, entitling the Trust to approximately 99% of the net cash flow generated from certain of the present and future oil and gas interests and related tangibles owned, directly or indirectly, by FET Resources after certain costs, expenditures and deductions;

"NPI Agreement" means the net profits interest agreement dated August 23, 2002, between FET Resources and the Trust;

"Paddock Report" means the report prepared by Paddock Lindstrom & Associates Ltd. dated March 1, 2004 which presents an evaluation of the natural gas, crude oil and natural gas liquids reserves for the Tommy Lakes Property at April 1, 2004;

"Permitted Investments" means: (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited; and (iii) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition;

"Purchase Agreement" means the purchase agreement dated March 5, 2004 among FET Resources, Focus B.C. Trust and the Vendor;

"Special Voting Right" means the special voting right of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"Storm" means Storm Energy Inc., a predecessor corporation to FET Resources, incorporated under the ABCA;

"Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder;

"Tommy Lakes Acquisition" means the acquisition of the Tommy Lakes Partnership, which owns a 50% interest in the Tommy Lakes Property, by Focus B.C. Trust and FET Resources pursuant to the Purchase Agreement;

"Tommy Lakes Partnership" means Tommy Lakes Partnership, a general partnership formed under the laws of Alberta;

"Tommy Lakes Property" means the oil and natural gas property owned by the Vendor and acquired by Focus B.C. Trust and FET Resources pursuant to the Purchase Agreement;

"Trust Indenture" means the amended and restated trust indenture dated July 15, 2002 pursuant to which the Trust is governed;

"Trustee" means Valiant Trust Company, or its successor as trustee of the Trust;

"Trust's AIF" means the renewal annual information form of the Trust dated May 16, 2003;

"TSX" means the Toronto Stock Exchange;

"Underwriters" means, collectively, Scotia Capital Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., TD Securities Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp. and Desjardins Securities Inc.;

"Underwriting Agreement" means the agreement dated as of March 8, 2004 among the Trust, FET Resources and the Underwriters in respect of the offering;

"United States" or **"U.S."** means the United States of America;

"Unitholders" or **"Unitholder"** means holders from time to time of the Units;

"Units" means trust units of the Trust;

"Vendor" means a senior Canadian oil and natural gas exploration and production company and partnership controlled by it;

"Voting and Exchange Trust Agreement" means the voting and exchange trust agreement entered into on the Effective Date; and

"Voting and Exchange Trust Agreement Trustee" means Valiant Trust Company, the initial trustee under the Voting and Exchange Trust Agreement, or such other trustee, from time to time appointed thereunder.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders.

All dollar amounts set forth in this short form prospectus are in Canadian dollars, except where otherwise indicated.

RESERVE DISCLOSURE

The Trust will be subject to National Instrument 51-101 ("NI 51-101"), which was implemented in September 2003 and requires public filings to apply the new standards in 2004, containing information as at the end of the Trust's financial year of December 31, 2003. NI 51-101 prescribes standards for the preparation and disclosure of oil and gas reserves and related estimates, requires the annual public filing of certain of those estimates and other information pertaining to oil and gas activities, and specifies responsibilities of corporate directors. In particular, the definitions of proved reserves and probable reserves contain specific quantifications of levels of certainty of 90% for proved reserves and of 50% for proved plus probable reserves. Additionally, evaluators have been made accountable to standards contained in NI 51-101. The reserve information contained in the AIF prepared by Paddock Lindstrom & Associates Ltd. ("Paddock") was prepared in accordance with National Policy 2-B ("NP 2-B"). Paddock has advised the Trust that the "proved reserves" and "proved plus half probable reserves" contained in its report prepared in accordance with NP 2-B will not be materially different than "proved reserves" and "proved plus probable reserves" prepared using the reserve definitions set forth in NI 51-101.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of FET Resources at 3250, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 2V7, telephone (403) 781-8409. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice President, Finance and Chief Financial Officer of FET Resources at the above-mentioned address and telephone number. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com. The Trust's SEDAR profile number is 18353.

The following documents of the Trust, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Trust's AIF and management's discussion and analysis of financial conditions and results of operations for the year ended December 31, 2002 incorporated by reference therein;

(b) the audited comparative consolidated financial statements of the Trust as at and for the year ended December 31, 2002, together with the notes thereto and the auditors' report thereon;

(c) the Trust's Information Circular – Proxy Statement dated April 8, 2003 relating to the annual and special meeting of Unitholders held on May 15, 2003, excluding the sections entitled "*Report of Compensation Committee*", "*Performance Chart*" and "*Corporate Governance*";

(d) the unaudited comparative consolidated financial statements of the Trust as at and for the nine month period ended September 30, 2003, which are contained in the Third Quarter Interim Report of the Trust; and

(e) the management's discussion and analysis of the financial conditions and results of operations for the nine months ended September 30, 2003.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

FOCUS ENERGY TRUST

General

The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 3250, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7. The Trust was established to:

- invest in securities of FET Resources and participate in the Arrangement;
- acquire the net profits interest under the NPI Agreement;
- acquire or invest in other securities of FET Resources and in the securities of any other entity including without limitation bodies corporate, partnerships or trusts, and borrowing funds or otherwise obtaining credit for that purpose;
- dispose of any part of the property of the Trust, including, without limitation, any securities of FET Resources;
- temporarily hold cash and investments for the purposes of paying the expenses and the liabilities of the Trust, make other Permitted Investments as contemplated by the Trust Indenture, pay amounts payable by the Trust in connection with the redemption of any Units, and make distributions to Unitholders; and
- pay costs, fees and expenses associated with the foregoing purposes or incidental thereto.

The Trustee is prohibited from acquiring any investment which: (a) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by section 5000 of the Tax Regulations; or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust. Currently, the only income to be received by the Trust is from the interest received on the principal amount of Notes and under the NPI Agreement. The Trust has been making monthly cash distributions to Unitholders (since October 15, 2002) of the interest income earned from the Notes and the income earned under the NPI Agreement, after expenses, if any, and any cash redemptions of Units.

Inter-Corporate Relationships

The following table provides the name, the percentage of voting securities owned by the Trust and the jurisdiction of incorporation, continuance or formation of the Trust's subsidiaries, partnerships and trusts either, direct and indirect, as at the date hereof.

	Percentage of voting securities (directly or indirectly)	Nature of Entity	Jurisdiction of Incorporation/Formation
FET Resources Ltd.	100%	Corporation	Alberta
FET Gas Production Ltd.	100%	Corporation	Alberta
Focus B.C. Trust	100%	Trust	Alberta
Tommy Lakes Partnership	100%	General Partnership	Alberta

Organizational Structure of the Trust

The following diagram sets forth the organizational structure of the Trust as at the date hereof.


Trust Unitholders(1)
Trust Units
Exchangeable Shareholders
Exchange Rights
Trust
100% Common Shares
100% Common Shares
100% Units
ExchangeCo
Focus B.C. Trust
FET Resources(3)
1%
40%
100%
99%
Redearth Partnership
FET Gas Production Ltd.(4)
Tommy Lakes Partnership

Notes:

(1) The Unitholders own 100% of the Trust.
(2) Cash flow represents payments made by FET Resources to the Trust in respect of interest payments on the Notes, income received by the Trust under the NPI Agreement and distributions made by Focus B.C. Trust. In addition to such amounts, prepayments in respect of principal on the Notes may be made from time to time by FET Resources to the Trust before the maturity of the Notes.
(3) FET Resources is a wholly owned subsidiary of the Trust. The Trust will invest funds raised through any subsequent issuance of Units in additional securities of FET Resources to enable FET Resources to make capital expenditures. In addition, the Trust may reinvest a portion of the income received from FET Resources as well as any repayments of principal on the Notes in securities of FET Resources to enable FET Resources to make capital expenditures.
(4) FET Gas Production Ltd. is a wholly owned subsidiary of FET Resources.

In accordance with the terms of the Trust Indenture and the Special Voting Right issued to the Trustee, holders of Units and holders of FET Exchangeable Shares are entitled to direct the Trust as to how to vote in respect of all matters to be placed before the Trust, including the election of directors of FET Resources, approving the Trust's financial statements, and appointing the auditors of the Trust.

DESCRIPTION OF BUSINESS

General

FET Resources is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in the provinces of British Columbia and Alberta. The business plan of FET Resources is to maximize returns to the Trust from FET Resources' oil and natural gas properties and related assets. Where possible, FET Resources intends to expand its reserve base through the selective addition of high-quality, long-life reserves with low risk development opportunities.

In reviewing potential properties or acquisitions, FET Resources will consider a number of factors, including: (i) the present value of the future revenue from such properties from the proved producing, total proved and established reserves; (ii) the amount of potential for additional reservoir development; (iii) whether sufficient infrastructure exists in the prospect to provide for increased activity; (iv) the cost of any potential development; (v) investments in properties that exhibit medium to long life reserves; and (vi) the ability of FET Resources to enhance the value of acquired properties through additional exploitation efforts and additional development drilling. **The Board of Directors may, in its discretion, approve asset or corporation acquisitions or investments that do not conform to these guidelines based upon the Board's consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life and asset quality.**

Significant Acquisitions and Significant Dispositions

Neither the Trust nor FET Resources made any significant acquisitions or dispositions in the fiscal year ended December 31, 2002, other than the reorganization of assets that occurred as a result of the Arrangement. During 2003 and 2004 to date, the only significant acquisition or disposition made by the Trust or FET Resources is the Tommy Lakes Acquisition (as described below).

RECENT DEVELOPMENTS

Loon Lake Acquisition

On June 4, 2003 the Trust announced the completion of the Loon Lake Acquisition for $20.8 million. At the time of the acquisition, the Loon Lake Property was comprised of 50 gross (20.6 net) producing oil wells producing 385 barrels per day of 38° API oil and 80 mcf per day of natural gas. The Loon Lake Acquisition includes both unit and non-unit interests at the Loon Lake Property. Approximately 84% of acquired production and 87% of the acquired reserves are represented by a 41.5% working interest in the Loon Slave Point G-Unit, which is operated by FET Resources. The Loon Lake Property also includes a five year drilling option to earn a 50% interest in 21 sections of undeveloped lands, and ownership in oil processing and power generation facilities. The Loon Lake Acquisition originally included a 50% working interest in 15 sections of land and 5 standing natural gas wells at FET Resources' Tommy Lakes natural gas property in northeastern British Columbia but subsequent to closing another working interest owner exercised its right of first refusal. The Trust received $3.2 million in proceeds upon exercise of the right of first refusal.

FET Resources acquired the properties from New Storm, which has three directors in common with FET Resources. The approval of the transaction was made by the unrelated directors of FET Resources based on an independent engineering evaluation.

Tommy Lakes Acquisition

On March 5, 2004, Focus, FET Resources and Focus B.C. Trust entered into the Purchase Agreement with the Vendor providing for the acquisition of the Tommy Lakes Partnership for the purchase price of approximately $110 million. The Acquisition of the Tommy Lakes Partnership will have an effective date and expected closing date of April 1, 2004. The Tommy Lakes Partnership owns 100% of the Tommy Lakes Property.

The Tommy Lakes Property consists of natural gas assets located in northeastern British Columbia which are currently producing approximately 2,170 boe/d (approximately 89% of which is natural gas). The production from the Tommy Lakes Property is operated by FET Resources. Management of FET Resources believes that the Tommy Lakes Property offers additional low risk development and optimization potential.

INFORMATION CONCERNING TOMMY LAKES PROPERTY

Certain information in this short form prospectus in respect of the Tommy Lakes Property has been taken from information provided by the Vendor.

Drilling History

The following table sets forth the number of gross and net wells in which the Vendor drilled or participated in drilling during the periods indicated:

	Nine Months Ended September 30, 2003		Year Ended December 31, 2002	
	Gross[1]	Net[2]	Gross[1]	Net[2]
Oil Wells	0.0	0.0	0.0	0.0
Gas Wells	5.0	2.5	12.0	6.0
Dry and Abandoned[3]	1.0	0.5	1.0	0.5
Total	6.0	3.0	13.0	6.5

Notes:

(1) **"Gross"** wells are defined as the total number of wells in which the Vendor has an interest.
(2) **"Net"** wells are defined as the aggregate of the numbers obtained by multiplying each gross well by the Vendor's percentage working interest therein.
(3) **"Dry"** refers to a well that is not productive. A productive well is a well which is capable of producing hydrocarbons in quantities considered by the operator to be sufficient to justify the costs required to complete, equip and produce the well.

Oil and Gas Wells

The following table sets forth the number and status of wells in which the Vendor has a material royalty or working interest which will be acquired effective April 1, 2004, which were producing or which the Vendor considered to be capable of production:

	Producing				Shut-in[1]			
	Crude Oil		Natural Gas		Crude Oil		Natural Gas	
	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]
Alberta	0	0	0	0	0	0	0	0
British Columbia	0	0	68	33.9	0	0	3	2.0
Saskatchewan	0	0	0	0	0	0	0	0
Total	0	0	68	33.9	0	0	3	2.0

Notes:

(1) **"Shut-in"** wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons.
(2) **"Gross"** wells are defined as the total number of wells in which the Vendor has an interest.
(3) **"Net"** wells are defined as the aggregate of the numbers obtained by multiplying each gross well by the Vendor's percentage working interest therein.

Principal Producing Properties

The following is a description of the principal properties comprising the Tommy Lakes Property on production or under development as at December 31, 2003. The term "net", when used to describe the Vendor's share of production, means the aggregate of the Vendor's working interest share before deduction of royalties owned by others. Reserve amounts are stated, before deduction of royalties, at April 1, 2004, based on escalating cost and price assumptions as evaluated in the Paddock Report (see "Statement of Reserves Data and Other Oil and Gas Information for the Tommy Lakes Property"). The following information in respect of gross and net acres of land is as at December 31, 2003 and information in respect of production is net to the Vendor and is as at December 31, 2003 except where otherwise indicated. The reserves set forth in the principal property description below are as presented in the Paddock Report. Such additional reserves are set forth on a consolidated basis in the oil and natural gas reserve tables set forth under the heading "Statement of Reserves Data and Other Oil and Gas Information for the Tommy Lakes Property". As at December 31, 2003, all of the Vendor's proved producing reserves were on production producing approximately 2,170 boe/d.

Tommy Lakes Property, British Columbia

The Vendor has an average 53% working interest in 48,425 gross acres (25,528 net acres) of land, of which 11,040 net acres were undeveloped and are strategically positioned for further natural gas exploitation and development. The Vendor's net production as at December 31, 2003 from this area was approximately 11.6 mmcf/d of natural gas and 240 bbls/d of NGLs. The Vendor does not operate these properties. This property is operated by FET Resources.

The Paddock Report assigned 47.8 bcf of proven natural gas reserves and 1,003 mbbls of NGLs reserves to this property. In addition, 14.6 bcf of probable natural gas reserves and 307 mbbls of NGLs reserves have been assigned to this property.

Undeveloped Lands

The following table summarizes the Vendor's undeveloped land holdings, in acres, as at December 31, 2003.

	Gross(1)	Net(2)	Average Working Interest
British Columbia	20,060	11,040	55%

Notes:

(1) "**Gross**" refers to the total acres in which the Vendor had an interest.
(2) "**Net**" refers to the total acres in which the Vendor had an interest, multiplied by the percentage working interest therein owned by the Vendor.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION FOR THE TOMMY LAKES PROPERTY

The statement of reserves data and other oil and gas information set forth below (the "Statement") is dated March 1, 2004. The effective date of the Statement is April 1, 2004 and the preparation date of the Statement is March 1, 2004.

Disclosure of Reserves Data

The reserves data set forth below (the "Reserves Data") for the Tommy Lakes Property is based upon an evaluation by Paddock with an effective date of April 1, 2004 as contained in the Paddock Report. The Reserves Data summarizes the oil, liquids and natural gas reserves of the Tommy Lakes Property and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Reserves Data conforms with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. FET Resources engaged Paddock to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

All of the Tommy Lakes Property's reserves are in Canada and, specifically, in the province of British Columbia.

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material.

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of April 1, 2004
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	NATURAL GAS		NATURAL GAS LIQUIDS	
	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)
Proved Producing	39,041	29,322	820	660
Proved Non-Producing	1,124	848	23	19
Total Proved Developed	40,165	30,170	843	679
Proved Undeveloped	7,601	5,699	160	128
Total Proved	47,766	35,869	1,003	807
Probable Additional	14,603	10,953	307	247
Total Proved + Probable	62,369	46,822	1,310	1,054

NET PRESENT VALUES OF FUTURE NET REVENUE BEFORE INCOME TAXES DISCOUNTED AT (%/year)

RESERVES CATEGORY	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
Proved Producing	160,958	119,217	96,120	81,469	71,311
Proved Non-Producing	4,531	3,403	2,737	2,304	2,000
Total Proved Developed	165,489	122,620	98,857	83,773	73,311
Proved Undeveloped	26,440	17,219	12,494	9,669	7,799
Total Proved	191,929	139,839	111,351	93,442	81,110
Probable Additional	54,506	32,282	22,098	16,409	12,817
Total Proved + Probable	246,435	172,121	133,449	109,851	93,927

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of April 1, 2004
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)
Proved Reserves	332,628	80,651	52,690	6,139	1,218	191,929
Proved Plus Probable Reserves	434,325	105,380	66,679	14,464	1,367	246,435

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of April 1, 2004
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	0
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but excluding solution gas from oil wells)	111,351
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	0
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but excluding solution gas from oil wells)	133,449

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of April 1, 2004
FORECAST PRICES AND COSTS

RESERVES CATEGORY	**NATURAL GAS**		**NATURAL GAS LIQUIDS**	
	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)
Proved Producing	39,041	29,335	820	660
Proved Non-Producing	1,124	848	23	19
Total Proved Developed	40,165	30,183	843	679
Proved Undeveloped	7,601	5,702	160	128
Total Proved	47,766	35,885	1,003	807
Probable Additional	14,603	10,959	307	247
Total Proved + Probable	62,369	46,844	1,310	1,054

NET PRESENT VALUES OF FUTURE NET REVENUE BEFORE INCOME TAXES DISCOUNTED AT (%/year)

RESERVES CATEGORY	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
Proved Producing	121,996	92,544	76,027	65,427	58,003
Proved Non-Producing	3,321	2,562	2,098	1,789	1,569
Total Proved Developed	125,317	95,106	78,125	67,216	59,572
Proved Undeveloped	18,572	11,901	8,447	6,391	5,042
Total Proved	143,889	107,007	86,572	73,607	64,614
Probable Additional	40,693	23,291	15,443	11,152	8,501
Total Proved + Probable	184,582	130,298	102,015	84,759	73,115

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of April 1, 2004
FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)
Proved Reserves	293,803	71,515	70,117	6,262	2,021	143,889
Proved Plus Probable Reserves	388,809	94,698	92,237	14,898	2,395	184,582

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of April 1, 2004
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	0
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but excluding solution gas from oil wells)	86,572
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	0
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but excluding solution gas from oil wells)	102,015

Definitions and Other Notes

In the tables set forth above in "Disclosure of Reserves Data" and elsewhere in this short form prospectus the following definitions and other notes are applicable:

(1) **"Gross"** means:

(a) in relation to the Vendor's interest in production and reserves, its "Vendor gross reserves", which are the Vendor's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Vendor;

(b) in relation to wells, the total number of wells in which the Vendor has an interest; and

(c) in relation to properties, the total area of properties in which the Vendor has an interest.

(2) **"Net"** means:

(a) in relation to the Vendor's interest in production and reserves, its "Vendor gross reserves", which are the Vendor's interest (operating and non-operating) share after deduction of royalties obligations, plus the Vendor's royalty interest in production or reserves.

(b) in relation to wells, the number of wells obtained by aggregating the Vendor's working interest in each of its gross wells; and

(c) in relation to the Vendor's interest in a property, the total area in which the Vendor has an interest multiplied by the working interest owned by the Vendor.

(3) **"Exploration well"** means a well that is not a development well, a service well or a stratigraphic test well.

(4) **"Development costs"** means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;

(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d) provide improved recovery systems.

(5) **"Development well"** means a well drilled inside the established limits of an oil and gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

(6) **"Exploration costs"** means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c) dry hole contributions and bottom hole contributions;

(d) costs of drilling and equipping exploratory wells; and

(e) costs of drilling exploratory type stratigraphic test wells.

(7) **"Service well"** means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.

(8) Definitions used for reserve categories are as follows:

The following definitions apply to both estimates of individual reserves entities and the aggregate of reserves for multiple entities.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

(a) analysis of drilling, geological, geophysical and engineering data;

(b) the use of established technology; and

(c) specified economic conditions (see the discussion of "Economic Assumptions" below).

Reserves are classified according to the degree of certainty associated with the estimates.

(d) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(e) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

"Economic Assumptions" will be the prices and costs used in the estimate, namely:

(f) constant prices and costs as at the preparation date of the evaluation (March 1, 2004); and

(g) forecast prices and costs.

Development and Production Status

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(a) Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainly.

(ii) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

(9) Forecast prices and costs

Future prices and costs that are:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which the Vendor is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast summary table under "- Pricing Assumptions" identifies benchmark reference pricing that apply to the Vendor.

(10) Constant prices and costs

Prices and costs used in an estimate that are:

(a) the Vendor's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Vendor is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), the Vendor's prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

(11) Estimated future abandonment and reclamation costs related to a property have been taken into account by Paddock in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs.

(12) Numbers may not add due to rounding.

(13) Both the constant and forecast price and cost assumptions assumed the continuance of current laws and regulations.

(14) The extended character of all factual data supplied to Paddock were accepted by Paddock as represented. No field inspection was conducted.

(15) The estimates of future net revenue presented in the tables above do not represent fair market value.

Pricing Assumptions

The following sets for the benchmark reference prices, as at April 1, 2004, reflected in the Reserves Data. These forecast price assumptions were provided by Paddock, the Corporation's independent qualified reserves evaluator for the Tommy Lakes Property. The constant prices as of the report date (March 1, 2004) were supplied to Paddock by the Corporation.

SUMMARY OF PRICING ASSUMPTIONS
as of April 1, 2004
CONSTANT PRICES AND COSTS

	OIL[1]				
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	NATURAL GAS[1] AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB [1] Field Gate ($Cdn/BBL)	EXCHANGE RATE[2] ($US/$Cdn)
April 1, 2004 and thereafter	$36.86	$48.07	$6.09	$40.38	$0.747

Notes:

(1) This summary table identifies benchmark reference pricing schedules that might apply to a *reporting issuer.*
(2) The exchange rate used to generate the benchmark reference prices in this table.

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
as of April 1, 2004
FORECAST PRICES AND COSTS

	OIL[1]					
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	NATURAL GAS[1] AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB [1] Field Gate ($Cdn/BBL)	INFLATION RATES[2] %/Year	EXCHANGE RATE[3] ($US/$Cdn)
Forecast						
2004	30.00	38.94	6.00	32.70	2%	0.750
2005	27.50	35.58	5.31	29.10	2%	0.750
2006	25.50	32.90	4.83	26.16	2%	0.750
2007	25.00	32.21	4.87	24.89	2%	0.750
2008	25.50	32.85	4.92	24.65	2%	0.750
2009	26.01	33.51	4.96	24.39	2%	0.750
2010	26.53	34.18	5.01	24.89	2%	0.750
2011	27.06	34.86	5.05	25.38	2%	0.750
Thereafter	Escalated at 2%/year	Escalated at 2%/year	Escalated at 2%/year	Escalated at 2%/year		

Notes:

(1) This summary table identifies benchmark reference pricing schedules that might apply to a *reporting issuer.*
(2) Inflation rates for forecasting prices and costs.
(3) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by the Vendor for the year ended December 31, 2003, were $5.59/mcf for natural gas and $32.16/bbl for natural gas liquids.

Additional Information Relating to Reserves Data

The recovery of the Proven Undeveloped and Probable reserves will occur primarily through the drilling of additional wells into the Tommy Lakes Halfway A Pool. The recovery of these reserves will be dependent on these future wells exhibiting similar

performance characteristics to the existing wells drilled into the pool. As Tommy Lakes is only accessible for drilling, completion and tie-in operations during the winter months, the specific timing of the development is dependent on weather conditions and access to the required equipment and services.

For 2003 approximately 38 % of the Trust's production was from the Tommy Lakes area. After giving effect to the acquisition, approximately 60% of the Trust's production will be from the Tommy Lakes area. All of this production is processed through the Jedney #2 Gas Plant owned and operated by Westcoast Gas Services Inc. Any disruption to the operation of the Jedney #2 Plant would have a significant impact on the production volumes of the Trust.

Future Development Costs

The following table sets forth development costs deducted in the estimation of the Vendor's future net revenue attributable to the reserve categories noted below.

	Forecast Prices and Costs				Constant Prices and Costs	
Year	Proved Reserves		Proved Plus Probable Reserves		Proved Reserves	
	0%	10%	0%	10%	0%	10%
2004	0	0	348	335	0	0
2005	6,262	5,557	6,794	6,029	6,139	5,488
2006	0	0	7,756	6,258	0	0
Thereafter	0	0	0	0	0	0
Total	6,262	5,557	14,898	12,622	6,139	5,448

Production History and Prices Received

The following table sets forth certain information in respect of production, product prices received, royalties, production expenses and netbacks received by the Vendor for each quarter in the most recently completed financial year of the Vendor.

	Natural Gas Production(1) (mcf/d)	Oil and NGLs Production (1) (bbls/d)	Natural Gas Price Received(2) ($/mcf)	Oil and NGLs Price Received(2) ($/bbl)	Royalty Expense(5) ($/boe)	Production Expenses(3)(4) ($/boe)	Netback Received(4) ($/boe)
<u>2002</u>							
First Quarter	10,375	198	3.88	21.63	4.35	3.57	13.53
Second Quarter	11,989	250	4.30	25.93	5.27	2.09	16.86
Third Quarter	10,120	225	3.57	29.78	4.23	1.89	13.40
Fourth Quarter	9,369	208	5.77	33.71	7.25	1.91	22.60
<u>2003</u>							
First Quarter	11,399	222	9.53	39.27	12.11	2.67	38.00
Second Quarter	14,140	292	5.18	29.67	9.30	1.33	18.30
Third Quarter	12,453	273	5.43	30.59	8.04	0.52	19.70
Fourth Quarter	11,518	243	4.18	30.52	4.95	1.29	16.72

Notes:

(1) Before deduction of royalties.
(2) Product prices are net of costs to transport the product to market, including charges on natural gas associated with the Westcoast Energy system for natural gas pipelines and liquids recovery processing.
(3) This figure includes all field operating expenses.
(4) The Vendor does not report royalties, operating expenses or netbacks received on a commodity basis.

DESCRIPTION OF UNITS

Units

An unlimited number of Units may be created and issued pursuant to the Trust Indenture. Each Unit shall entitle the holder thereof to one vote at any meeting of the holders of Units and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust

in the event of termination or winding-up of the Trust. All Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Units held by such holder and to one vote at all meetings of Unitholders for each Unit held.

The Units do not represent a traditional investment and should not be viewed by investors as "shares" in either FET Resources or the Trust. As holders of Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Unit will be a function of anticipated distributable income from FET Resources and the ability of FET Resources to effect long term growth in the value of the Trust. The market price of the Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Units.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Special Voting Rights

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Rights which will enable the Trust to provide voting rights to holders of FET Exchangeable Shares and, in the future, to holders of other exchangeable shares that may be issued by FET Resources or other subsidiaries of the Trust in connection with other exchangeable share transactions.

An unlimited number of Special Voting Rights may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Rights shall not be entitled to any distributions of any nature whatsoever from the Trust and shall be entitled to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors in the resolution authorizing the issuance of any Special Voting Rights. Except for the right to vote at meeting of the Unitholders, the Special Voting Rights shall not confer upon the holders thereof any other rights.

Under the terms of the Voting and Exchange Trust Agreement, the Trust has issued a Special Voting Right to the Voting and Exchange Trust Agreement Trustee for the benefit of every Person who received FET Exchangeable Shares pursuant to the Arrangement.

Issuance of Units

The Trust Indenture provides that Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Board of Directors may determine. The Trust Indenture also provides that FET Resources may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as FET Resources may determine.

Cash Distributions

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust earned from interest income on the Notes and from the income generated under the NPI, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Unitholders may, at the discretion of the Board of Directors, receive distributions in respect of prepayments of principal on the Notes made by FET Resources to the Trust before the maturity of the Notes. It is anticipated however, that the Trust will reinvest a substantial portion of the repayments of principal on the Notes to make capital expenditures to develop the business of FET Resources with a view to enhancing FET Resources' cash flow from operations.

For additional information respecting the Units, including information respecting Unitholders' limited liability, the redemption right attached to the Units, meetings of Unitholders, and amendments to the Trust Indenture, see "*Additional Information Respecting Focus Energy Trust*" at pages 20 through 25, inclusive, of the Trust's AIF.

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at December 31, 2002, September 30, 2003 and as at March 1, 2004, both before and after giving effect to the offering and the Tommy Lakes Acquisition.

Designation (Authorized)	As at December 31, 2002	As at September 30, 2003	As at March 1, 2004 before giving effect to the offering and the Tommy Lakes Acquisition	As at March 1, 2004 after giving effect to the offering and the Tommy Lakes Acquisition (4)
Bank Debt	$51,801,000	$21,000,000	$26,800,000	$66,400,000
($80 million) (1)				
Unitholders' Capital				
Units (2)	$33,908,902	$61,614,034	$64,742,462	$135,142,462
(unlimited)	(22,804,905 Units)	(26,889,552 Units)	(29,029,315 Units)	(34,029,315 Units)
Exchangeable Shares	$9,628,379	$7,018,565	$3,840,921	$3,840,921
(unlimited)	(5,964,335 shares)	(4,204,468 shares)	(2,415,481 shares)	(2,415,481 shares)
Special Voting Rights (3)	$ Nil	Nil	Nil	Nil
(unlimited)	(1 Unit; 6,160,621 votes)	(1 Unit; 4,777,242 votes)	(1 Unit; 2,889,181 votes)	(1 Unit; 2,889,181 votes)

Notes:

(1) FET Resources had a $70 million revolving term facility with a Canadian financial institution. On March 8, 2004 FET Resources Ltd. replaced its existing revolving term facility with a $70 million revolving term facility with four Canadian financial institutions. Advances bear interest at the lenders' prime rate or bankers' acceptances plus an applicable margin. FET Resources also has a $10 million operating facility with one lender under the term facility. The facilities are secured by a $300 million principal amount demand debenture containing a floating charge over all of FET Resources' assets and are subject to annual review where the lenders may redetermine the borrowing base.

(2) As at the date hereof 1,469,500 Units are reserved for issuance on exercise of rights to purchase Units under the Trust's unit rights incentive plan, of which 695,500 Unit Rights have been granted and are outstanding. In addition, as at the date hereof 809,958 Units are reserved for issuance in accordance with the Trust's executive bonus plan.

(3) See "*Description of Units - Special Voting Rights*" for a description of the Special Voting Rights.

(4) Based on the issuance of 5,000,000 Units for aggregate gross proceeds of $74,500,000 less the Underwriters' fee of $3,725,000 and expenses of the issue estimated to be $375,000, the net proceeds from this issue are estimated to be $70,400,000, which will be applied partially to fund the Tommy Lakes Acquisition.

(5) As at December 31, 2002 and September 30, 2003 the Trust had accumulated earnings of $44.3 million and $73.4 million, respectively and accumulated Unitholder distributions of $11.1 million and $40.6 million, respectively.

PRICE RANGE AND TRADING VOLUME OF THE UNITS

The outstanding Units are listed on the TSX under the trading symbol "FET.UN". The following table sets forth the price range and trading volume of the Units as reported by the TSX for the periods indicated.

Period	High ($)	Low ($)	Volume
2002			
August (29 to 30)	9.98	9.10	1,374,500
September	10.65	9.52	4,883,511
October	10.50	9.49	3,952,340
November	10.50	9.32	2,890,309
December	10.40	8.85	3,102,351

Period	High ($)	Low ($)	Volume
2003			
First Quarter	11.70	10.06	6,937,332
Second Quarter	12.85	10.80	5,217,702
Third Quarter	14.50	11.95	5,396,210
Fourth Quarter	15.30	13.25	4,689,510
2004			
January	15.08	14.20	2,297,330
February	14.64	13.10	2,227,262
March (1 - 5)	15.03	14.70	341,380

Note:

(1) The Units commenced trading on the TSX following the Arrangement on August 29, 2002.

On March 5, 2004, the last trading day prior to the public announcement of the offering, the closing price of the Units on the TSX was $15.00.

RECORD OF CASH DISTRIBUTIONS

The following table sets forth the per Unit amount of monthly cash distributions paid by the Trust for the months indicated since the completion of the Arrangement.

	Distribution Per Unit
2002	
September [1]	0.11
October	0.11
November	0.11
December	0.11
2003	
January	0.135
February	0.135
March	0.135
April	0.14
May	0.14
June	0.14
July	0.14
August	0.14
September	0.14
October	0.14
November	0.14
December	0.14
2004	
January	0.14
February	0.14 [2]

Notes:

(1) This distribution was the first cash distribution of the Trust following the completion of the Arrangement.

(2) The Trust announced on February 18, 2004 that the next monthly distribution of distributable cash of $0.14 per Unit will be paid on March 15, 2004 to Unitholders of record on February 29, 2004.

The Trust makes cash distributions on the 15th day of each month (or the first business day thereafter) to holders of Units of record on the immediately preceding Distribution Record Date.

Subscribers who purchase Units pursuant to the offering and who hold such Units on the relevant record date will be eligible to receive distributions commencing with the distribution anticipated to be payable on or about April 15, 2004, provided closing of the offering occurs by March 31, 2004, the anticipated record date for such distribution. Subscribers will not be eligible to receive the distribution to be paid on March 15, 2004, the record date for which was February 29, 2004.

USE OF PROCEEDS

The net proceeds to the Trust from the sale of the Units hereunder are estimated to be $70,400,000 after deducting the fees of $3,725,000 payable to the Underwriters and the estimated expenses of the issue of $375,000. See "*Plan of Distribution*". The net proceeds of the offering will be used by the Trust to subscribe for securities of FET Resources. FET Resources will use the net proceeds of the offering to fund the Tommy Lakes Acquisition.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Trust has agreed to issue and sell an aggregate of 5,000,000 Units to the Underwriters, and the Underwriters have severally agreed to purchase such Units on March 23, 2004 or such other date not later than April 16, 2004 as may be agreed among the parties to the Underwriting Agreement. Delivery of the Units is conditional upon payment at closing of $14.90 per Unit by the Underwriters to the Trust. The Underwriting Agreement provides that the Trust will pay the Underwriters' fee of $0.745 per Unit for Units issued and sold by the Trust, for an aggregate fee payable by the Trust of $3,725,000, in consideration for their services in connection with the offering. The terms of the offering were determined by negotiation between FET Resources, on behalf of the Trust, and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. Subject to certain exceptions contained in the Underwriting Agreement, if an Underwriter fails to purchase the Units which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Units. The Underwriters are, however, obligated to take up and pay for all Units if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust and FET Resources will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

It is expected that closing will occur on or about March 23, 2004 or such other date as the Trust and the Underwriters may agree, but not later than April 16, 2004. Definitive certificates representing the Units will be available for delivery at closing.

The Trust has been advised by the Underwriters that, in connection with the offering, the Underwriters may, subject to applicable laws, effect transactions which stabilize or maintain the market price of the Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that, subject to certain exceptions, it will not offer or issue, or enter into an agreement to offer or issue, Units or any securities convertible or exchangeable into Units for a period of 90 days subsequent to the closing date of the offering without the consent of Scotia Capital Inc. and RBC Dominion Securities Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld.

The Trust has applied to list the Units distributed pursuant to the offering on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX.

The Units offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

RELATIONSHIP AMONG THE TRUST, FET RESOURCES AND CERTAIN UNDERWRITERS

Scotia Capital Inc., RBC Dominion Securities Inc., CIBC World Markets Inc. and TD Securities Inc. are directly or indirectly owned by Canadian chartered banks (the "Banks") which are lenders to FET Resources. Accordingly, the Trust may be considered a "connected issuer" of these Underwriters under applicable Canadian securities legislation. Under the Credit Facilities described in Note 1 to the table under "*Consolidated Capitalization of the Trust*" FET Resources was indebted to the Banks for an aggregate amount of $26.8 million as at March 1, 2004. FET Resources is in compliance with all material terms of the agreements governing the Credit Facilities, and the Banks have not waived any material breach by FET Resources of such agreements since their execution. Neither the financial position of FET Resources nor the value of the security under the Credit Facilities has changed substantially since the indebtedness under the Credit Facilities was incurred.

The decision to distribute the Units offered hereby and the determination of the terms of the offering were made through negotiations between FET Resources on behalf of the Trust and the Underwriters. The Banks did not have any involvement in such decision or determination, but have been advised of the issuance and terms thereof. As a consequence of this offering, Scotia Capital Inc., RBC Dominion Securities Inc., CIBC World Markets Inc. and TD Securities Inc. will each receive their share of the underwriting fee payable by the Trust to the Underwriters.

INTEREST OF EXPERTS

Certain legal matters relating to the offering will be passed upon by Burnet, Duckworth & Palmer LLP on behalf of the Trust, and by Bennett Jones LLP on behalf of the Underwriters. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group and Bennett Jones LLP, as a group, own, directly or indirectly, less than 1% of the Units.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP and Bennett Jones LLP (collectively, "Counsel"), the following summary fairly describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a Unitholder who acquires Units pursuant to this offering and who, for purposes of the Tax Act, holds the Units as capital property and deals at arm's length with the Trust and the Underwriters. Generally speaking, the Units will be considered to be capital property to a Unitholder provided the holder does not hold the Units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Unitholders who might not otherwise be considered to hold their Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act to treat all "Canadian securities" as capital property. This summary is not applicable to: (i) a Unitholder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules; (ii) a Unitholder an interest in which would be a "tax shelter investment" as defined in the Tax Act; or (iii) a Unitholder that is a "specified financial institution" as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in the Units.

This summary is based upon the provisions of the Tax Act in force as of the date hereof and Counsel's understanding of the current published administrative practices of the Canada Revenue Agency ("CRA"). Except for specifically proposed amendments to the Tax Act that have been publicly announced by the federal Minister of Finance prior to the date hereof (the "Proposed Amendments"), this summary does not take into account or anticipate changes in the income tax law, whether by legislative, regulatory or judicial action, nor any changes in the administrative or assessing practices of the CRA. This summary is not exhaustive of all Canadian federal income tax considerations nor does it take into account any provincial, territorial or foreign tax considerations arising from the acquisition, ownership or disposition of the Units. Except as otherwise indicated, this summary is based on the assumption that all transactions described herein occur at fair market value.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of Units, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective Unitholders should consult their own tax advisors with respect to their particular circumstances.

Status of the Trust

Based upon representations made by FET Resources, in the opinion of Counsel, the Trust presently qualifies as a "mutual fund trust" as defined in the Tax Act, and this summary assumes that the Trust will continue to so qualify. Such status may depend on a number of factors including, but not restricted to, the nature of the Trust's assets and operations, the dispersion of ownership of Units and the level of ownership of Units by non-residents of Canada. Counsel is advised by FET Resources that it is intended that these requirements of the Tax Act will continue to be satisfied so that the Trust will continue to qualify as a mutual fund trust at all times throughout its existence, but there is no assurance that such qualification can be maintained. In the event that the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described below.

Income of the Trust

The Trust is subject to taxation in each taxation year on its income for the year as though it were a separate individual. The taxation year of the Trust is the calendar year.

The Trust is required to include in its income for a taxation year all interest on any investments held by the Trust, including interest on the FET Notes, notes owing from a subsidiary trust, income of the subsidiary trust that accrues to it to the end of the year or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. Provided that appropriate designations are made by the Trust, dividends which would otherwise be included in its income as dividends received on shares on taxable Canadian corporations, including on the FET Common Shares, owned by the Trust will be deemed to have been received by Unitholders and not by the Trust. The Trust will also be required to include in its income for each taxation year all amounts in respect of resource royalties paid by FET Resources. It has been represented to Counsel that the royalty interest granted to the Trust is a "Canadian resources property". Based on such representation, the cost to the Trust of such royalty interest has been added to the cumulative Canadian oil and gas property expense ("cumulative COGPE") of the Trust. The Trust is generally entitled to an annual deduction of 10% of the undeducted balance of its cumulative COGPE. The Trust may deduct in respect of each taxation year an amount not exceeding 20% of the total issue expenses of this offering and other offerings of its Units or debt obligations (subject to proration for a short taxation year) to the extent that those expenses were not otherwise deductible in a preceding year, and may also deduct reasonable management and administration fees incurred by it in the year.

To the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts of income which are paid or become payable by it to Unitholders in the year. An amount will be considered payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in the year to enforce payment of the amount. See "*Taxation of Unitholders Resident in Canada - Income from Units*". Under the Trust Indenture, the Trust generally will be required to pay all of its income each year to the Unitholders. Accordingly, it is anticipated that the Trust will generally not have any taxable income for purposes of the Tax Act. The Trust may, at its discretion, claim a deduction in computing income for a taxation year in an amount less than its income for the year that becomes payable to Unitholders in the year in order to utilize losses from prior taxation years. The Trust may choose not to claim all deductions in computing income and taxable income to the maximum extent allowed by the Tax Act.

Taxation of Unitholders Resident in Canada

Income from Units

Each Unitholder is generally required to include in computing their income for a particular taxation year the portion of the net income of the Trust that is payable to the Unitholder in that taxation year, whether or not the amount was actually paid to the Unitholder in that year. Income of a Unitholder from the Units will be considered to be income from property and not resource income (or "resource profits") for purposes of the Tax Act. Any loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as a loss of, a Unitholder.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost

base of the Unitholder's Units. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of a Unit, the adjusted cost base of the Units held by such Unitholder will generally be reduced by such amount.

A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 ⅔% on certain investment income, including taxable capital gains and certain income from a trust.

Adjusted Cost Base of Units

The cost to a Unitholder of a Unit will generally equal the purchase price of the Units plus the amount of any other reasonable costs incurred in connection with the purchase of such Units. These amounts will generally be required to be averaged with the adjusted cost base of all other Units held by the Unitholder at that time as capital property in order to determine the adjusted cost base of each Unit. Amounts distributed by the Trust to a Unitholder in respect of a Unit will reduce the Unitholder's adjusted cost base of the Unit to the extent that the amount distributed to the Unitholder is in excess of the Unitholder's portion of the net income of the Trust, determined under the principles discussed above. To the extent that the adjusted cost base to a holder of a Unit would otherwise be less than nil, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Unit in the year in which the negative amount arises, see "*Disposition of Units*". The Units will have a nil adjusted cost base at the commencement of the following year.

Disposition of Units

An actual or deemed disposition (other than in a tax deferred transaction) of Units by a Unitholder, whether on a redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater than (or less than) the aggregate of the adjusted cost base of the Units to the Unitholder plus any reasonable costs associated with the disposition. One-half of any capital gain realized by a Unitholder on a disposition of a Unit will be included in the Unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on a disposition of a Unit may be deducted against taxable capital gains realized by the Unitholder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder that is an individual or a trust, except for certain types of trusts, may give rise to alternative minimum tax depending on such Unitholder's circumstances. A Unitholder that throughout the relevant year is a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay additional refundable tax on certain investment income, including taxable capital gains.

Redemption of Units

A redemption of Units in consideration for cash or Redemption Notes or Notes (each as defined in the Trust's AIF), as the case may be, will be a disposition of such Units for proceeds of disposition equal to the amount of such cash or the lesser of the loss on fair market value of such Redemption Notes or such Notes, less any portion thereof that is considered to be a distribution out of the income of the Trust. Redeeming Unitholders will consequently realize a capital gain, or sustain a capital loss, depending upon whether such proceeds exceed, or are exceeded by, the adjusted cost base of the Units so redeemed. Holders of Redemption Notes or Notes generally will be required to include in income interest that is received or receivable or that accrues (depending on the status of the Unitholder as an individual, corporation or trust) on the Redemption Notes or Notes. The cost to a Unitholder of any property distributed to a Unitholder by the Trust will be deemed to be equal to the fair market value of such property at the time of distribution. Unitholders should consult with their own tax advisors as to the consequences of receiving Redemption Notes or Notes on a redemption.

Non Residents of Canada

Any distribution of income of the Trust to a Unitholder who is not resident or deemed to be resident in Canada for purposes of the Tax Act will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions

of a tax treaty between Canada and the Unitholder's jurisdiction of residence. For example, a Unitholder resident in the United States who is entitled to claim the benefit of the *Canada-US Income Tax Convention*, 1980 will be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed.

A disposition or deemed disposition of a Unit, whether on redemption, by virtue of capital distributions in excess of a Unitholder's adjusted cost base, or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a holder who is not resident or deemed to be resident in Canada provided that the Units are not "taxable Canadian property" of the Unitholder for the purposes of the Tax Act. Units will not generally be considered taxable Canadian property to such a holder unless: (a) the Unitholder holds or uses, or is deemed to hold or use the Units in the course of carrying on business in Canada; (b) the Units are "designated insurance property" of the Unitholder for purposes of the Tax Act; (c) at any time during the 60 month period immediately preceding the disposition of the Units the Unitholder or persons with whom the Unitholder did not deal at arm's length or any combination thereof, held 25% or more of the issued Units; or (d) the Trust is not a mutual fund trust for the purposes of the Tax Act on the date of disposition.

ELIGIBILITY FOR INVESTMENT

Provided the Trust qualifies as a mutual fund trust, the Units will generally be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (the "Plans"). Plans will not generally be liable for tax in respect of any distributions received from the Trust or any capital gain realized on the disposition on any Units. If the Trust ceases to qualify as a mutual fund trust, Units will cease to be qualified investments for Plans. Adverse tax consequences may apply to a Plan, or an annuitant thereunder, if the Plan acquires or holds property that is not a qualified investment for the plan.

Plans that own Units should consult their own tax advisors before deciding to exercise the redemption rights thereunder, as the consideration received on the redemption may, in certain circumstances, not be qualified investments for the Plan.

Provided the Trust restricts its holdings in foreign property within the limits provided in the Tax Act, and provided the Fund qualifies as a mutual fund trust the Units will not be foreign property for Plans (other than registered education savings plans), registered pension plans or other persons subject to tax under Part XI of the Tax Act. Registered education savings plans are not subject to tax under Part XI of the Tax Act.

RISK FACTORS

An investment in the Units is subject to certain risks. Investors should carefully consider the following risk factors as well as the risks described under "*Risk Factors*" in the Trust's AIF.

Possible Inability to Close Tommy Lakes Acquisition

Management believes that the risk of not closing the Tommy Lakes Acquisition is remote. If the Tommy Lakes Acquisition does not close, Focus will use the net proceeds of the offering of Units to repay bank indebtedness and for future acquisitions.

Possible Failure to Realize Anticipated Benefits of Acquisitions

The Trust has made the Loon Lake Acquisition and will make the Tommy Lakes Acquisition to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of such acquisitions will depend in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner, as well as the Trust's and FET Resources' ability to realize the anticipated growth opportunities from such acquisitions. The integration of FET Resources and the newly acquired properties will require the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process.

Possible Income Tax Changes

The Minister of Finance of Canada is expected to deliver a federal budget on March 23, 2004. There can be no assurance that income tax laws or other laws applicable to the Trust or the oil and natural gas industry generally will not be changed in a manner which adversely affects the Trust or Unitholders.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Trust to which the Trust or FET Resources is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are KPMG LLP, Chartered Accountants, Suite 1200, 205 – 5th Avenue S.W., Calgary, Alberta T2P 4B5. KPMG LLP, Chartered Accountants, became the auditors of the Trust effective April 8, 2003.

The transfer agent and registrar for the Units is Valiant Trust Company at its principal offices in Calgary, Alberta and through its co-agent, Equity Transfer Services Inc., at its office in Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENTS

Consent of Deloitte & Touche LLP

We have read the preliminary short form prospectus of Focus Energy Trust (the "Trust") dated March 8, 2004 relating to the sale and issue of trust units of the Trust (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents, except that we have not performed any audit or review procedures subsequent to February 28, 2003, which is the date of our auditors' report on the December 31, 2002 consolidated financial statements.

We consent to the incorporation by reference in the Prospectus of our report to the unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2002 and 2001 and the consolidated statements of income and accumulated income and cash flows for the years then ended. Our report is dated February 28, 2003.

Calgary, Canada
March 8, 2004

(Signed) "Deloitte & Touche LLP"
Chartered Accountants

Consent of KPMG LLP

The Board of Directors of FET Resources Ltd.:

We have read the short form prospectus of Focus Energy Trust (the "Trust") dated March •, 2004 relating to the sale and issue of trust units of the Trust (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned Prospectus of our report to the directors of FET Resources Ltd. on the audited Schedule of Revenues and Operating Expenses of the Tommy Lakes Property for each of the years in the three year period ended December 31, 2003. Our report is dated March 8, 2004.

Calgary, Canada
March •, 2004

Chartered Accountants

SCHEDULE A - PRO FORMA FINANCIAL STATEMENTS OF THE TRUST FOR THE YEAR ENDED DECEMBER 31, 2002 AND NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003

Compilation Report

The Board of Directors of FET Resources Ltd.:

We have read the accompanying unaudited pro forma consolidated balance sheet of Focus Energy Trust (the "Trust") as at September 30, 2003 and unaudited pro forma consolidated statements of income for the nine months ended September 30, 2003 and for the year ended December 31, 2002 (collectively, the "Pro Forma Statements"), and have performed the following procedures:

1. Compared the figures in the columns captioned "Focus Energy Trust" to the unaudited consolidated financial statements of Focus Energy Trust as at and for the nine months ended September 30, 2003, and the audited consolidated financial statements of Focus Energy Trust for the period ended December 31, 2002, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Storm Energy Assets" to a schedule of the amounts for the revenue and expenses of assets transferred to Storm Energy Ltd. under the Plan of Arrangement, and found them to be in agreement.

3. Compared the figures in the columns in the pro forma consolidated statements of income captioned "Tommy Lakes Property Acquisition" to a schedule that allocates the amounts in the audited Schedule of Revenue and Expenses of the Tommy Lakes Property for the year ended December 31, 2003 and to the audited Schedule of Revenue and Expenses of the Tommy Lakes Property for the year ended December 31, 2002 respectively, and found them to be in agreement.

4. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about;

   (a) the basis for determination of the pro forma adjustments;
   (b) whether the Pro Forma Statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and regulatory authorities in Canada.

   The officials of the Trust:

   (c) described to us the basis for determination of the pro forma adjustments, and
   (d) stated that the Pro Forma Statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and regulatory authorities in Canada.

5. Read the notes to the Pro Forma Statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Focus Energy Trust" and "Tommy Lakes Property Acquisition" as at and for the nine months ended September 30, 2003, and for the year ended December 31, 2002, and found the amounts in the columns captioned "Pro Forma Focus Energy Trust" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the Pro Forma Statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Canada
March •, 2004

(Signed) "•"
Chartered Accountants

PRO FORMA CONSOLIDATED BALANCE SHEET
As at September 30, 2003
(Unaudited)
(thousands)

	Focus Energy Trust	Pro Forma Adjustments	Notes	Pro Forma Focus Energy Trust
ASSETS				
Current Assets				
Cash and cash equivalents	$ 737			$ 737
Accounts receivable	16,991			16,991
Prepaid Expenses	806			806
	18,534			18,534
Capital Assets	172,087	110,000	3(i)	282,087
Reclamation fund	870			870
Goodwill		34,320	3(i)	34,320
	$ 191,491			$ 335,811
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$ 18,913			$ 18,913
Cash Distributions payable	3,764			3,764
Commodity contract	376			376
	23,053			23,053
Long term debt	21,000	39,600	3	60,600
Provision for site restoration and abandonment	2,843			2,843
Future income taxes	41,168	34,320	3(i)	75,488
	88,064			161,984
UNITHOLDERS' EQUITY				
Unitholders' Capital	61,614	70,400	3	132,014
Exchangeable shares	7,019			7,019
Accumulated income	75,364			75,364
Accumulated cash distributions	(40,570)			(40,570)
	103,427			173,827
	$ 191,491			$ 335,811

See accompanying notes

PRO FORMA CONSOLIDATED STATEMENT OF INCOME
For the Nine Months Ended September 30, 2003
(Unaudited)
(thousands, except per Unit amounts)

	Focus Energy Trust	Tommy Lakes Property Acquisition (Note 3)	Pro Forma Adjustments (Note 3)		Pro Forma Focus Energy Trust
Revenue					
Production income	$ 85,100	$ 23,587			$ 108,687
Royalties	(24,356)	(6,292)			(30,648)
Alberta Royalty Tax Credit	214				214
Other Income	2,053				2,053
	63,011				80,306
Expenses					
Production	7,819	944			8,763
Technical services agreement	2,100				2,100
General and administrative					
Direct	907		0	3c	907
Executive bonus plan	1,350		408	3d	1,758
Interest and financing	1,148		1,191	3e	2,339
Depletion and depreciation	18,347		6,977	3f	25,324
Provision for site restoration and abandonment	499		216	3f	715
	32,170				41,907
Income before income and other taxes	30,841				38,399
Income and other taxes					
Future income tax expense	(885)		(2,449)	3g	(3,334)
Current and Large corporations tax	710		246	3g	956
	(175)				(2,378)
Net income for the period	**$ 31,016**				**$ 40,777**
Weighted average number of Total Trust Units	30,074			3h	33,210
Net income per Trust Unit	$ 1.03				$ 1.23

See accompanying notes

PRO FORMA CONSOLIDATED STATEMENT OF INCOME

For the year ended December 31, 2002
(Unaudited)
(thousands, except per Unit amounts)

	Focus Energy Trust	Storm Energy Assets (Note 2)	Pro Forma Adjustments (Note 2)		Subtotal	Tommy Lakes Property Acquisition (Note 3)	Pro Forma Adjustments (Note 3)		Pro Forma Focus Energy Trust
Revenue									
Production income	$ 114,594	(30,094)			$ 84,500	$ 17,721			$ 102,220
Royalties	(28,091)	7,329			(20,762)	(3,756)			(24,518)
Alberta Royalty Tax Credit	390	(64)	(111)	2b	215				215
Other Income	1,751		(4)	2c	1,747				1,747
	88,644				65,700				79,664
Expenses									
Production	12,976	(3,551)			9,425	1,687			11,112
Technical services agreement	1,502		2,698	2d	4,200				4,200
General and administrative									
Direct	2,546		(1,946)	2d	600			3c	600
Executive bonus plan	554		853	2e	1,407		307	3d	1,714
Interest and financing	2,473		(558)	2f	1,914		1,524	3e	3,439
Depletion and depreciation	26,721		(5,759)	2g	20,962		7,715	3f	28,677
Provision for site restoration and abandonment	1,226		(458)	2h	768		239	3f	1,007
	47,998				39,277				50,749
Income from operations	40,646				26,423				28,915
Reorganization expenses	12,717				12,717				12,717
Income before income and other taxes	27,929				13,706				16,198
Income and other taxes									
Future income tax expense	6,673		(5,865)	2i	808		(3,936)	3g	(3,128)
Current and Large corporations tax	2,051		246	2i	2,297		324	3g	2,622
	8,724				3,105				(506)
Net income for the year	**$ 19,205**				**$ 10,601**				**$ 16,704**
Weighted average number of Total Trust Units	28,210			2j	28,210			3h	33,210
Net income per Trust Unit	$ 0.68				$ 0.38				$ 0.50

See accompanying notes

FOCUS ENERGY TRUST

Notes to the Proforma Consolidated Statement of Income
(Nine Months Ended September 30, 2003 and Year Ended December 31, 2002)
(Unaudited)

1. Basis of Presentation – Disposition to Storm Energy Ltd. August 23, 2002

The accompanying unaudited pro forma consolidated statements of income for the nine months ended September 30, 2003 and the year ended December 31, 2002 (the "Pro Forma Statements") have been prepared to reflect a significant disposition of assets by FET Resources Ltd. to Storm Energy Ltd. through the Plan of Arrangement which was effective on August 23, 2002. No adjustment to the consolidated statement of income for the nine months ended September 30, 2003 is required to account for the transaction.

The Plan of Arrangement converted Storm Energy Inc. from a corporation focused on oil and natural gas exploration and production into two new entities: (i) Storm Energy Ltd. a public corporation concentrating on the exploration and development of oil and natural gas reserves and (ii) Focus Energy Trust (the "Trust") a trust entity which will distribute a substantial portion of cash to its Unitholders. FET Resources Ltd., a wholly-owned subsidiary of the Trust holds working interests in certain oil and gas properties of Storm Energy Inc.

After giving effect to the Plan of Arrangement Focus Energy Trust's consolidated statement of income has been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to Storm Energy Inc.

The Pro Forma Statements include the accounts of the Trust, certain partnership interests and its wholly-owned subsidiaries FET Resources Ltd. and FET Gas Production Ltd.

The Pro Forma Statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The Pro Forma Statements give effect to the transactions and assumptions described in Note 2 as if they had occurred at January 1, 2002. The Pro Forma Statements are not indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

Accounting policies used in the preparation of the Pro Forma Statements are consistent with those in the audited consolidated financial statements of the Trust as at December 31, 2002. The Pro Forma Statements have been prepared from information derived from and should be read in conjunction with the 2002 audited consolidated financial statements of the Trust and Storm Energy Ltd. and the Plan of Arrangement. In the opinion of management, the Pro Forma Statements include all necessary adjustments for a fair presentation of the ongoing entity.

2. Pro Forma Assumptions and Adjustments – Disposition to Storm Energy Ltd. August 23, 2002

Under the Plan of Arrangement, Storm Energy Inc. was acquired by FET Resources Ltd., the consideration being shares in Storm Energy Ltd. and units of the Trust. As the former Storm Energy Inc. shareholder group owned Storm Energy Ltd. and the Trust (including its wholly-owned subsidiary company FET Resources Ltd.), no adjustment to carrying values of the assets and liabilities of Storm Energy Inc. is required to account for the transaction.

The Pro Forma Statements give effect to the following assumptions and adjustments:

(a) Under the Plan of Arrangement, the properties held within the consolidated entity of Storm Energy Inc. were transferred such that Storm Energy Ltd. holds a 60 percent working interest in certain oil properties and a 100 percent interest in exploration properties and FET Resources Ltd. holds a 40 percent working interest in certain oil properties and a 100 percent working interest in certain gas properties in eastern British Columbia and certain gas properties in Alberta. The net book value of capital assets of Storm Energy Inc. have been allocated to FET Resources Ltd. based on the portion of established oil and gas reserves allocated to FET Resources Ltd. as determined by independent reserve engineers.

(b) Pursuant to the Plan of Arrangement certain assets became ineligible for the Alberta Royalty Tax Credit.

(c) Other income relates to facilities and properties allocated to Storm Energy Ltd.

(d) Pursuant to the Technical Services Agreement, FET Resources Ltd. pays to Storm Energy Ltd. in respect of the management, development, exploitation and operations of the properties being transferred to FET Resources Ltd. a fee of $350,000 per month. The agreement terminated on June 30, 2003. Direct general and administrative expenses include compensation for the officers of FET Resources Ltd. and other estimated expenses based on actual expenses incurred by the Trust.

(e) The Executive Bonus Plan provides for a payment of 2.5 percent of Net Production Revenue (as defined in the Plan of Arrangement) for the year. The amount is settled half in cash and half through the issuance of Trust Units.

(f) As part of the Plan of Arrangement, the outstanding debt of Storm Energy Inc. was allocated between the two entities in a 36/64 ratio between Storm Energy Ltd. and FET Resources Ltd. New bank credit facilities were arranged for each of Storm Energy Ltd. and FET Resources Ltd. Accordingly, the interest has been recalculated based on debt of $24,292,399 being allocated to Storm Energy Ltd. Refer to Note 3 of Focus Energy Trust's consolidated financial statements dated December 31, 2002.

(g) Depletion and depreciation has been adjusted to reflect the application of the appropriate unit-of-production rate for the full cost pool allocated to Storm Energy Ltd. based on the estimated proved petroleum and natural gas reserves as determined by independent reserve engineers.

(h) The provision for site restoration and abandonment has been adjusted based on the historical provisions related to the facilities and properties allocated to Storm Energy Ltd.

(i) Future income tax has been calculated using the historical effective tax rate of Storm Energy Inc. and of Storm Energy Ltd. and based on the adjustments above. Large corporations tax has been allocated on a proportionate basis and reflects the change in organizational structure pursuant to the Plan of Arrangement.

(j) The net income per Trust Unit is based on the weighted average number of Trust Units (subsequent to the Plan of Arrangement) or common shares of Storm Energy Inc. (prior to the Plan of Arrangement) outstanding during the year.

(k) Costs of $12,717,078 related to the Plan of Arrangement are included in the Pro Forma Statements.

3. Basis of Presentation – Tommy Lakes Property Acquisition April 1, 2004

The accompanying unaudited pro forma consolidated statements of income for the nine months ended September 30, 2003 and the year ended December 31, 2002 have been prepared to reflect the following transactions:

(i) the acquisition of certain interests in a natural gas property (the "Tommy Lakes Property Acquisition") located in British Columbia effective April 1, 2004; and

(ii) the issuance of 5,000,000 Trust Units for gross proceeds of $74.5 million.

Under the agreement, Focus B.C. Energy Trust and 1082123 Alberta Ltd. are acquiring a partnership interest which holds working interests in the Tommy Lakes area for $110 million, before closing adjustments. Closing adjustments are estimated to be nil. Focus B.C. Energy Trust is a wholly owned subsidiary of Focus Energy Trust, and 1082123 Alberta Ltd. is a wholly owned subsidiary of FET Resources Ltd.

This transaction is being partially financed through a bought-deal financing for the issuance of 5,000,000 Trust Units at $14.90 for gross proceeds of $74,500,000 (net proceeds of $70,400,000 after Underwriters' fee of $3,725,000 and expenses of $375,000). Existing credit facilities will be used to finance the remaining $39,600,000.

The Pro Forma Statements gives effect to the following assumptions and adjustments:

(a) The acquisition of the Tommy Lakes Property has been accounted for using the purchase method of accounting for consideration of $110,000,000. The acquisition is recorded as Capital Assets of $110,000,000, Goodwill of $34,320,000, and Future Income Tax of $34,320,000.

(b) The issuance by Focus, as anticipated by this Prospectus, of 5,000,000 Trust Units for net proceeds of $70,400,000 after deducting Underwriters' fees of $3,725,000 and expenses of $375,000.

(c) Focus Energy Trust is the operator of the working interests acquired at Tommy Lakes, and there is no additional direct general and administrative expenses.

(d) The Executive Bonus Plan provides for a payment of 2.5 percent of Net Production Revenue up $80 million, and 2.0 percent of Net Production Revenue thereafter (as defined in the Plan of Arrangement) for the year. The amount is settled half in cash and half through the issuance of Trust Units.

(e) An increase in interest expense has been calculated by applying the average bank interest rate for the period to the change in bank loan after giving effect to the transactions in notes 3(i) and (ii).

(f) The provisions for depreciation and depletion and site restoration costs have been adjusted to reflect the application for the appropriate unit-of-production rate for the Trust based on the estimated proved petroleum and natural gas reserves of the Tommy Lake Property as determined by independent reserve engineers, after adjustments for the transactions described in Note 3(i).

(g) The income and other tax provisions have been adjusted to reflect the income tax provision related to the adjustments to the pro forma statements of income and the large corporations tax related to the transactions in notes 3(i) and (ii). For the purposes of this calculation, it has been assumed that 75% of the funds from operations from the Tommy Lakes Property is distributed to Unit Holders.

(h) The pro forma basic per unit amounts are based on the weighted average number of Focus Trust Units that would have been outstanding for the period had the equity issue noted in 3(ii) occurred on January 1, 2003 and January 1, 2002.

SCHEDULE B - STATEMENT OF REVENUE AND OPERATING EXPENSES FOR THE TOMMY LAKES PROPERTY

AUDITORS' REPORT

To the Board of Directors of FET Resources Ltd.

At the request of Focus Energy Trust, we have audited the schedule of revenue and expenses for the Tommy Lakes Property (the "Property") to be acquired by Focus Energy Trust pursuant to a purchase agreement dated March 4, 2004, for each of the years in the three year period ended December 31, 2003. This financial information is the responsibility of FET Resources Ltd. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenue and expenses of the Property referred to in the purchase agreement dated March 4, 2004 for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Canada
March 8, 2004

TOMMY LAKES PROPERTY

	Years ended December 31, 2003	2002	2001
Revenue	$ 28,268	$ 17,721	$ 10,862
Royalties	(7,587)	(3,756)	(2,450)
	20,681	13,964	8,412
Production expenses	(1,201)	(1,687)	(1,704)
Operating income	$ 19,480	$ 12,277	$ 6,708

See accompanying notes to schedule of revenue and expenses for the Property.

TOMMY LAKES PROPERTY

Notes to Schedule of Revenue and Expenses for the Properties

1. **Basis of presentation**

On March 8, 2004 Focus Energy Trust ("Focus") announced that they had entered into an agreement to acquire an oil and gas property (the "Property") for cash consideration of $110 million subject to closing adjustments. The Property consists of working interests in natural gas wells, facilities and undeveloped land at Tommy Lakes, British Columbia. Prior to this transaction, Focus has a working interest in the property and is the operator.

The schedule of revenue and expenses for the Property includes only amounts applicable to the working interest of the vendor of the Property. The schedule of revenue and expenses does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes for the Property as these amounts are based on the consolidated operations of the vendor of which the Property forms only a part.

2. **Significant accounting policies**

(a) Revenue:

Revenues associated with the sales of natural gas and liquids are recorded when title passes to the customer. The amounts recorded for revenues do not include any gains or losses from hedging activities that may have been undertaken by the vendor at a corporate level. Revenue is recorded net of expenses associated with the Westcoast Energy system charges for natural gas pipelines and liquids recovery processing.

(b) Royalties:

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with British Columbia Ministry of Energy and Mines regulations or the terms of individual royalty agreements.

(c) Operating expenses:

Operating expenses include amounts incurred to bring the natural gas and associated liquids to the surface, gather, and compress same and operating overhead recoveries as in accordance with the joint operating agreement.

CERTIFICATE OF THE TRUST

Dated: March 8, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

FOCUS ENERGY TRUST

By: FET RESOURCES LTD.

(Signed) Derek W. Evans
President and Chief Executive Officer

(Signed) William D. Ostlund
Vice President, Finance and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) John A. Brussa
Director

(Signed) Gerry A. Romanzin
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: March 8, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

Scotia Capital Inc.

By: (Signed) Mark Herman

RBC Dominion Securities Inc.

By: (Signed) Robi Contrada

CIBC World Markets Inc.

By: (Signed) Brenda A. Mason

TD Securities Inc.

By: (Signed) Gregory B. Saksida

Canaccord Capital Corporation

By: (Signed) Karl B. Staddon

FirstEnergy Capital Corp.

By: (Signed) M. Scott Bratt

Desjardins Securities Inc.

By: (Signed) Jake A. Herman

Un exemplaire du présent prospectus simplifié provisoire a été déposé auprès de l'autorité en valeurs mobilières de chacune des provinces canadiennes; toutefois, ce document n'est pas encore dans sa forme définitive aux fins de la vente de titres. Les renseignements qu'il contient sont susceptibles d'être complétés ou modifiés. Les titres qu'il décrit ne peuvent être vendus avant que les autorités en valeurs mobilières n'aient visé le prospectus simplifié.

Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts dans le présent prospectus simplifié; quiconque donne à entendre le contraire commet une infraction.

Les titres décrits dans le présent prospectus simplifié ne sont offerts que là où l'autorité compétente a accordé son visa; ils ne peuvent être proposés que par des personnes dûment inscrites. Ces titres n'ont pas été et ne seront pas inscrits en vertu de la Securities Act of 1933 *des États-Unis, en sa version modifiée, ou des lois sur les valeurs mobilières d'un État. Par conséquent, ces titres ne peuvent être placés ou vendus aux États-Unis et le présent prospectus simplifié ne constitue pas une offre de vente ou une sollicitation d'une offre d'achat de ces titres aux États-Unis. Voir « Mode de placement ».*

Nouvelle émission **Le 8 mars 2004**

PROSPECTUS SIMPLIFIÉ PROVISOIRE


FOCUS
ENERGY TRUST

74 500 000 $
5 000 000 de parts de fiducie

Le présent prospectus simplifié assure l'admissibilité du placement de 5 000 000 de parts de fiducie (les « parts ») de Focus Energy Trust (la « Fiducie » ou « Focus ») au prix de 14,90 $ chacune. Les parts émises et en circulation sont inscrites à la Bourse de Toronto (la « TSX ») sous le symbole « FET.UN ». Le 5 mars 2004, soit le jour de bourse précédant l'annonce du présent placement au public, le cours de clôture des parts s'est établi à 15,00 $ à la TSX. La Fiducie a demandé à la TSX d'inscrire les parts à sa cote. Cette inscription a pour condition que la Fiducie remplisse toutes les exigences en matière d'inscription de la TSX. Le prix d'émission des parts a été fixé par voie de négociation entre FET Resources Ltd. (« FET Resources »), pour le compte de la Fiducie, et Scotia Capitaux Inc., RBC Dominion valeurs mobilières Inc., Marchés mondiaux CIBC Inc., Valeurs Mobilières TD Inc., La Corporation Canaccord Capital, FirstEnergy Capital Corp. et Valeurs mobilières Desjardins inc. (collectivement, les « preneurs fermes »).

Prix : 14,90 $ par part

	Prix d'émission	Rémunération des preneurs fermes	Produit net pour la Fiducie[1]
Par part	14,90 $	0,745 $	14,155 $
Total du placement	74 500 000 $	3 725 000 $	70 775 000 $

Note

(1) Sans déduire les frais relatifs au présent placement, estimés à 375 000 $, qui seront réglés au moyen des fonds de la Fiducie affectés à des fins générales.

Les souscripteurs qui achètent des parts dans le cadre du présent placement et qui détiennent celles-ci à la date de clôture des registres pertinente auront droit aux distributions à compter de la distribution devant être versée vers le 15 avril 2004, à la condition que la clôture du présent placement ait lieu d'ici le 31 mars 2004, date de clôture des registres prévue relativement à cette distribution. Les souscripteurs n'auront pas droit à la distribution devant être versée aux porteurs de parts le 15 mars 2004, dont la date de clôture des registres est le 29 février 2004.

De l'avis des conseillers juridiques, compte tenu des réserves et des hypothèses dont il est question à la rubrique « *Considérations fiscales fédérales canadiennes* », à la date d'émission, les parts faisant l'objet des présentes constitueront des placements admissibles en vertu de la *Loi de l'impôt sur le revenu* (Canada) et du règlement y afférent pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés d'épargne-études.

Les preneurs fermes offrent conditionnellement les parts, sous les réserves d'usage concernant leur vente antérieure, leur émission par la Fiducie et leur remise et leur acceptation par les preneurs fermes, conformément aux conditions énoncées dans la convention de prise ferme dont il est question à la rubrique « *Mode de placement* » et sous réserve de l'approbation de certaines questions d'ordre juridique ayant trait au présent placement par Burnet, Duckworth & Palmer LLP, pour le compte de la Fiducie, et par Bennett Jones LLP, pour le compte des preneurs fermes.

Scotia Capitaux Inc., RBC Dominion valeurs mobilières Inc., Marchés mondiaux CIBC Inc. et Valeurs Mobilières TD Inc. appartiennent, directement ou indirectement, à des banques à charte canadiennes qui prêtent à FET Resources, filiale de la Fiducie. Par conséquent, la Fiducie peut être considérée comme un émetteur « associé » à Scotia Capitaux Inc., à RBC Dominion valeurs mobilières Inc., à Marchés mondiaux CIBC Inc. et à Valeurs Mobilières TD Inc., au sens des lois canadiennes sur les valeurs mobilières applicables. Voir « *Liens entre la Fiducie, FET Resources et certains preneurs fermes* ».

Les souscriptions de parts seront reçues sous réserve du droit de les rejeter ou de les répartir en totalité ou en partie et de clore les livres de souscription à tout moment sans avis. Il est prévu que la clôture aura lieu vers le 23 mars 2004 ou à une autre date, au plus tard le 16 avril 2004, dont la Fiducie et les preneurs fermes pourraient convenir. Les certificats définitifs représentant les parts pourront être remis à la clôture. Sous réserve des lois applicables, les preneurs fermes peuvent, dans le cadre du présent placement, faire des opérations visant à fixer ou à stabiliser le cours des parts à un niveau autre que celui qui serait formé sur le marché libre. Voir « *Mode de placement* ».

Les parts ne sont pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* et ils ne sont pas assurés en vertu de cette loi ni d'aucune autre loi. De plus, la Fiducie n'est pas une société de fiducie; elle n'est donc pas inscrite aux termes d'une loi régissant les sociétés de fiducie ou les sociétés de prêt, étant donné qu'elle n'exerce pas et n'a pas l'intention d'exercer les activités d'une société de fiducie.

TABLE DES MATIÈRES

MISE EN GARDE RELATIVE AUX ÉNONCÉS PROSPECTIFS

Certains énoncés faits dans le présent prospectus simplifié et dans certains documents qui y sont intégrés par renvoi constituent des énoncés prospectifs. Les mots « prévoir », « continuer », « estimer », « s'attendre à », « peut », « pourrait », « projeter », « devrait », « estimer » et les expressions similaires signalent des énoncés prospectifs. Ces énoncés comportent des risques, des incertitudes et d'autres facteurs connus et inconnus susceptibles de faire en sorte que les résultats ou les faits réels diffèrent considérablement de ceux qui sont exprimés dans ces énoncés prospectifs. La Fiducie et FET Resources estiment que les attentes qu'expriment ces énoncés prospectifs sont raisonnables, mais il n'est aucunement certain qu'elles se réaliseront. Par conséquent, les acquéreurs éventuels sont priés de ne pas se fier indûment aux énoncés prospectifs qui figurent dans le présent prospectus simplifié ou dans les documents qui y sont intégrés par renvoi. Ces énoncés ne sont valables qu'à la date du présent prospectus simplifié ou à la date indiquée dans les documents qui y sont intégrés par renvoi, selon le cas.

En particulier, le présent prospectus simplifié et les documents qui y sont intégrés par renvoi contiennent des énoncés prospectifs ayant trait à ce qui suit :

- les taux de production de pétrole et de gaz naturel;
- les programmes de dépenses en immobilisations;
- la quantité des réserves de pétrole et de gaz naturel;
- les projections relatives aux prix et aux coûts des marchandises;
- l'offre et la demande de pétrole et de gaz naturel;
- les attentes relatives à la capacité de réunir des capitaux et d'obtenir des réserves supplémentaires de façon constante par le biais d'acquisitions et d'activités de mise en valeur;
- le traitement prévu par la réglementation gouvernementale.

Les résultats réels pourraient différer sensiblement de ceux prévus dans ces énoncés prospectifs en raison des facteurs de risque énoncés ci-dessous et ailleurs dans le présent prospectus simplifié :

- la volatilité du prix du pétrole et du gaz naturel sur le marché;
- les responsabilités inhérentes aux activités pétrolières et gazières;
- l'incertitude inhérente à l'estimation des réserves de pétrole et de gaz naturel;
- la concurrence à l'égard, notamment, des capitaux, de l'acquisition des réserves, des terrains inexploités et du personnel compétent;
- l'évaluation incorrecte de la valeur des acquisitions;
- les problèmes géologiques et techniques et les problèmes relatifs au forage et au traitement;
- la fluctuation des cours du change et des taux d'intérêt et la volatilité des marchés boursiers;
- l'incapacité de réaliser les avantages prévus des acquisitions;
- les autres facteurs dont il est question à la rubrique « *Facteurs de risque* ».

Ces facteurs ne devraient pas être considérés comme exhaustifs. La Fiducie et FET Resources déclinent toute obligation de mettre à jour ou de réviser publiquement les énoncés prospectifs.

Les énoncés à l'égard des « réserves » ou des « ressources » sont réputés être des énoncés prospectifs du fait qu'ils comportent l'évaluation implicite, fondée sur certaines estimations et hypothèses, que les ressources et les réserves décrites peuvent être produites de façon rentable à l'avenir. Les lecteurs sont mis en garde que les listes des facteurs présentées ci-dessus ne sont pas exhaustives. Les énoncés prospectifs figurant dans le présent prospectus provisoire et les documents intégrés par renvoi dans celui-ci sont faits sous réserve de la présente mise en garde. La Fiducie et FET Resources déclinent toute obligation de mettre à jour ou de réviser publiquement les énoncés prospectifs.

ABRÉVIATIONS ET DÉFINITIONS

Dans le présent prospectus simplifié, les abréviations et les termes suivants ont le sens qui leur est donné ci-après :

« **°API** » est une indication de la densité spécifique du pétrole brut mesurée à l'échelle de densité API. Le pétrole liquide ayant une densité spécifique de 28 °API et plus est généralement appelé du pétrole brut léger.

« **b** » désigne un baril ou des barils

« **b/j** » désigne des barils par jour

« **Gpi^3** » désigne un milliard de pieds cubes

« **bep** » désigne des barils équivalents de pétrole. Un baril équivalent de pétrole est établi en convertissant un volume de gaz naturel en barils à raison de six kpi^3 par baril.

« **bep/j** » désigne des barils équivalents de pétrole par jour

« **kb** » désigne un millier de barils

« **kbep** » désigne un millier de barils équivalents de pétrole

« **kpi^3** » désigne un millier de pieds cubes

« **kpi^3/j** » désigne un millier de pieds cubes par jour

« **Mb** » désigne un million de barils

« **Mpi^3** » désigne un million de pieds cubes

« **Mpi^3/j** » désigne un million de pieds cubes par jour

« **LGN** » désigne les liquides de gaz naturel

« **acquisition de Loon Lake** » désigne l'acquisition de la propriété Loon Lake par FET Resources, qui est décrite plus amplement à la rubrique « *Faits nouveaux – Acquisition de Loon Lake* »;

« **acquisition de Tommy Lakes** » désigne l'acquisition par Focus B.C. Trust et FET Resources de Tommy Lakes Partnership, qui détient une participation de 50 % dans la propriété Tommy Lakes aux termes de la convention d'acquisition;

« **acte de fiducie** » désigne l'acte de fiducie modifié et mis à jour daté du 15 juillet 2002 qui régit la Fiducie;

« **actions échangeables de FET** » désigne les actions échangeables, série A de FET Resources;

« **actions ordinaires de FET** » désigne les actions ordinaires de FET Resources;

« **arrangement** » désigne le plan d'arrangement en vertu de la BCAA conclu entre la Fiducie, Storm et New Storm, qui a été réalisé le 23 août 2002, dans le cadre duquel, entre autres choses, la Fiducie a acquis indirectement la totalité des actions ordinaires émises et en circulation de Storm, New Storm a acquis certains éléments d'actif de croissance de Storm et les actions de New Storm ont été placées auprès des ex-porteurs d'actions ordinaires de Storm;

« **BCAA** » désigne la *Business Corporations Act* (Alberta), L.R.A. 2000, c. B-9, en sa version modifiée, y compris le règlement y afférent;

« **billets de FET** » ou « **billets** » désigne les billets subordonnés non garantis à 14 % de FET Resources émis dans le cadre de l'arrangement;

« **convention d'acquisition** » désigne la convention d'acquisition datée du 5 mars 2004 conclue entre FET Resources, Focus B.C. Trust et le vendeur;

« **conseil d'administration** » ou « **conseil** » désigne le conseil d'administration de FET Resources ou de ses successeurs;

« **convention de prise ferme** » désigne la convention conclue en date du 8 mars 2004 entre la Fiducie, FET Resources et les preneurs fermes relativement au présent placement;

« **convention de vote et d'échange** » désigne la convention de vote et d'échange conclue à la date d'effet;

« **convention relative à la PBN** » désigne la convention relative à la participation aux bénéfices nets datée du 23 août 2002 qui a été conclue entre FET Resources et la Fiducie;

« **date de clôture des registres aux fins d'une distribution** » désigne le dernier jour de chaque mois civil ou une autre date qui pourrait être fixée par le fiduciaire, sauf que le 31 décembre sera dans tous les cas une date de clôture des registres aux fins d'une distribution;

« **date d'effet** » désigne le 23 août 2002;

« **droit de vote spécial** » désigne le droit de vote spécial de la Fiducie, émis et attesté aux termes de l'acte de fiducie, qui est actuellement en circulation et donne droit aux avantages et fait l'objet des restrictions énoncés dans celui-ci;

« **États-Unis** » ou « **É.-U.** » désigne les États-Unis d'Amérique;

« **facilités de crédit** » a le sens qui lui est conféré à la note 1 du tableau de la rubrique « *Structure du capital consolidée de la Fiducie* »;

« **FET Resources** » désigne FET Resources Ltd., société par actions constituée en vertu de la BCAA;

« **fiduciaire** » désigne Valiant Trust Company ou son successeur à titre de fiduciaire de la Fiducie;

« **fiduciaire nommé aux termes de la convention de vote et d'échange** » désigne Valiant Trust Company, fiduciaire initial aux termes de la convention de vote et d'échange, ou tout autre fiduciaire nommé aux termes de celle-ci;

« **Focus** » **ou la** « **Fiducie** » désigne Focus Energy Trust, fiducie établie en vertu des lois de l'Alberta;

« **Loi de l'impôt** » désigne la *Loi de l'impôt sur le revenu* (Canada), L.R.C. 1985, c.1, 5e supplément, en sa version modifiée, y compris le règlement y afférent;

« **New Storm** » désigne Storm Energy Ltd., société par actions constituée en vertu de la BCAA;

« **notice annuelle de la Fiducie** » désigne la notice annuelle de renouvellement de la Fiducie datée du 16 mai 2003;

« **parts** » désigne les parts de fiducie de la Fiducie;

« **PBN** » désigne la participation au bénéfice net, commençant le 23 août 2002, donnant droit à la Fiducie à environ 99 % des rentrées de fonds nettes produites par certaines des participations pétrolières et gazières actuelles et futures et les biens corporels connexes appartenant, directement ou indirectement, à FET Resources, compte tenu de certains frais, dépenses et déductions;

« **placements autorisés** » désigne (i) les obligations émises ou garanties par le gouvernement du Canada ou d'une province canadienne ou un organisme ou un intermédiaire d'un tel gouvernement, (ii) les dépôts à terme, les certificats de placement garanti, les certificats de dépôt ou les acceptations bancaires émis ou garantis par une banque à charte canadienne ou d'autres institutions financières dont les titres d'emprunt ou les dépôts à court terme ont obtenu au moins la cote A ou l'équivalent de Standard & Poor's Corporation, Moody's Investors Service, Inc. ou Dominion Bond Rating Service Limited et (iii) le papier commercial ayant obtenu au moins la cote A ou l'équivalent de Dominion Bond Rating Service Limited, venant à échéance dans chacun des cas dans les 180 jours suivant la date de l'acquisition;

« **porteurs de parts** » ou « **porteur de parts** » désigne les porteurs des parts;

« **preneurs fermes** » désigne, collectivement, Scotia Capitaux Inc., RBC Dominion valeurs mobilières Inc., Marchés mondiaux CIBC Inc., Valeurs Mobilières TD Inc., La Corporation Canaccord Capital, FirstEnergy Capital Corp. et Valeurs mobilières Desjardins inc.;

« **propriété Loon Lake** » désigne les participations dans les réserves de pétrole et de gaz naturel et les installations connexes situées dans la zone principale de la Fiducie de Red Earth, en Alberta, devant être acquises par FET Resources dans le cadre de l'acquisition de Loon Lake, qui sont décrites plus amplement à la rubrique « *Faits nouveaux – Acquisition de Loon Lake* »;

« **propriété Tommy Lakes** » désigne la propriété pétrolifère et gazéifère appartenant au vendeur et acquise par Focus B.C. Trust et FET Resources aux termes de la convention d'acquisition;

« **rapport Paddock** » désigne le rapport dressé par Paddock Lindstrom & Associates Ltd. daté du 1er mars 2004, qui présente une évaluation du gaz naturel, du pétrole brut et des LGN relative à la propriété Tommy Lakes au 1er avril 2004;

« **Storm** » désigne Storm Energy Inc., société devancière de FET Resources, constituée en vertu de la BCAA;

« **Tommy Lakes Partnership** » désigne Tommy Lakes Partnership, société en nom collectif formée en vertu des lois de l'Alberta ;

« **TSX** » désigne la Bourse de Toronto;

« **vendeur** » désigne une grande société canadienne d'exploration et de production de pétrole et de gaz naturel bien établie et la société de personnes que celle-ci contrôle.

Le singulier englobe le pluriel et le masculin englobe le féminin, et vice versa.

Sauf indication contraire, toutes les sommes indiquées dans le présent prospectus simplifié sont exprimées en dollars canadiens.

PRÉSENTATION DES DONNÉES SUR LES RÉSERVES

La Fiducie sera assujettie à la norme canadienne 51-101 (la « norme 51-101 »), qui a été implantée en septembre 2003. Cette norme exige que les documents d'information déposés se conforment aux nouvelles exigences en 2004 et donnent l'information à la fin de l'exercice terminé le 31 décembre 2003 de la Fiducie. La norme 51-101 prescrit des exigences à l'égard de l'élaboration et de la présentation des réserves et de pétrole et de gaz et des estimations connexes, exige le dépôt annuel de certaines de ces estimations et d'autres renseignements sur les activités pétrolières et gazières et précise les responsabilités des administrateurs de sociétés. En particulier, les définitions des réserves prouvées et des réserves probables prévoient des degrés de certitude de 90 % pour les réserves prouvées et de 50 % pour les réserves prouvées et probables. En outre, les évaluateurs sont désormais tenus de respecter les exigences de la norme 51-101. Les données sur les réserves qui figurent dans la notice annuelle ont été dressées par Paddock Lindstrom & Associates Ltd. (« Paddock ») conformément à l'instruction générale C-2B (l'« instruction C-2B »). Paddock a avisé la Fiducie que les « réserves prouvées » et les « réserves prouvées et probables affectées d'un facteur de risque de 50 % » qui figurent dans son rapport dressé conformément à l'instruction C-2B ne seraient pas sensiblement différentes des « réserves prouvées » et des « réserves prouvées et probables » contenues dans les rapports dressés à l'aide des définitions des réserves stipulées dans la norme 51-101.

DOCUMENTS INTÉGRÉS PAR RENVOI

L'information intégrée par renvoi au présent prospectus simplifié provient de documents déposés auprès des commissions des valeurs mobilières ou d'autorités analogues au Canada. On peut se procurer sans frais un exemplaire des documents intégrés aux présentes par renvoi en s'adressant au vice-président, Finances et chef des finances de FET Resources au 205, 5th Avenue S.W., bureau 3250, Calgary (Alberta) T2P 2V7, téléphone (403) 781-8409. Aux fins de la province de Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer un exemplaire du dossier d'information en s'adressant au vice-président, Finances et chef des finances de FET Resources, à l'adresse et au numéro de téléphone indiqués ci-dessus. En outre, on peut obtenir les documents intégrés par renvoi aux présentes auprès des commissions des valeurs mobilières ou autorités similaires au Canada par l'intermédiaire du site Web de SEDAR, à l'adresse www.sedar.com. Le numéro de profil SEDAR de la Fiducie est le 18353.

Les documents suivants de la Fiducie, qui ont été déposés auprès des diverses commissions des valeurs mobilières ou autorités similaires des provinces canadiennes, sont expressément intégrés par renvoi au présent prospectus simplifié et en font partie intégrante :

a) la notice annuelle de la Fiducie et le rapport de gestion pour l'exercice terminé le 31 décembre 2002 qui y est intégré par renvoi;

b) les états financiers consolidés comparatifs vérifiés de la Fiducie pour l'exercice terminé le 31 décembre 2002 et à cette date, ainsi que les notes complémentaires et le rapport des vérificateurs y afférent;

c) la circulaire d'information de la Fiducie datée du 8 avril 2003 relative à l'assemblée annuelle et extraordinaire des porteurs de parts qui a eu lieu le 15 mai 2003, à l'exclusion des rubriques intitulées « *Rapport du comité de rémunération* », « *Graphique sur le rendement* » et « *Régie de la Fiducie* »;

d) les états financiers consolidés comparatifs non vérifiés de la Fiducie pour la période de neuf mois terminée le 30 septembre 2003 et à cette date, qui se trouvent dans le rapport intermédiaire du troisième trimestre de la Fiducie;

e) le rapport de gestion pour la période de neuf mois terminée le 30 septembre 2003.

Les avis de changement important (à l'exclusion des avis de changement important confidentiels), les états financiers intermédiaires comparatifs, les états financiers annuels comparatifs et le rapport des vérificateurs y afférent ainsi que les circulaires d'information (à l'exclusion des parties de celles-ci qu'il n'est pas nécessaire d'intégrer aux présentes par renvoi aux termes de la norme canadienne 44-101 des autorités en valeurs mobilières canadiennes) déposés par la Fiducie auprès des commissions des valeurs mobilières ou des organismes de réglementation similaires des provinces canadiennes entre la date du présent prospectus simplifié et la fin du présent placement sont réputés intégrés par renvoi au présent prospectus simplifié.

Tout énoncé faisant partie d'un document intégré aux présentes par renvoi, ou réputé l'être, est réputé modifié ou remplacé aux fins du présent prospectus simplifié dans la mesure où un énoncé fait dans les présentes ou dans un autre document déposé par la suite, qui est également intégré aux présentes par renvoi, ou réputé l'être, modifie ou remplace cet énoncé. Il n'est pas nécessaire que le nouvel énoncé indique qu'il modifie ou remplace un énoncé antérieur, ni qu'il donne d'autres renseignements énoncés dans le document qu'il modifie ou remplace. Si une telle modification ou un tel remplacement est fait, cela ne doit pas être réputé signifier, à quelque fin que ce soit, que l'énoncé modifié ou remplacé, au moment où il a été fait, constituait une information fausse ou trompeuse, un énoncé faux d'un fait important ou une omission d'énoncer un fait important qui est requis ou dont la mention est nécessaire pour faire en sorte qu'un énoncé ne soit pas faux ou trompeur à la lumière des circonstances dans lesquelles il a été fait. Tout énoncé ainsi modifié ou remplacé n'est pas réputé faire partie du présent prospectus simplifié, sauf dans la mesure où il est ainsi modifié ou remplacé.

FOCUS ENERGY TRUST

Introduction

La Fiducie est une fiducie de placement à capital variable sans personnalité morale régie par les lois de la province d'Alberta et établie conformément à l'acte de fiducie. Le siège social et établissement principal de la Fiducie est situé au 205, 5th Avenue S.W., bureau 3250, Calgary (Alberta) T2P 2V7. La Fiducie a été établie aux fins suivantes :

- investir dans les titres de FET Resources et participer à l'arrangement;
- acquérir la participation aux bénéfices nets aux termes de la convention relative à la PBN;
- acquérir d'autres titres de FET Resources et d'autres entreprises, y compris des personnes morales, des sociétés de personnes ou des fiducies, ou investir dans de tels titres, et emprunter des fonds ou obtenir d'autres formes de crédit à cette fin;
- aliéner quelque partie que ce soit de ses biens, y compris les titres de FET Resources;
- détenir temporairement des espèces et des placements dans le but de payer ses frais et ses dettes, faire d'autres placements autorisés conformément à l'acte de fiducie, régler les sommes qu'elle doit payer dans le cadre des rachats de parts de fiducie et verser des distributions aux porteurs de parts;
- payer les frais liés à ce qui précède.

Le fiduciaire ne peut acquérir des placements qui pourraient faire en sorte a) que le coût indiqué de tous les « biens étrangers » (au sens de la Loi de l'impôt) détenus par la Fiducie excède le plafond prescrit par l'article 5000 du Règlement de l'impôt ou b) que la Fiducie ne soit considérée ni comme une « fiducie d'investissement à participation unitaire » ni comme une « fiducie de fonds commun de placement » aux fins de la Loi de l'impôt.

Le fiduciaire peut déclarer payable aux porteurs de parts la totalité ou une partie du bénéfice net de la Fiducie. Il est actuellement prévu que le seul revenu que touchera la Fiducie proviendra de l'intérêt reçu sur le capital des billets et de la convention relative à la PBN. La Fiducie verse des distributions en espèces mensuelles aux porteurs de parts (depuis le 15 octobre 2002) constituées des intérêts créditeurs réalisés sur les billets et du revenu provenant de la convention relative à la PBN, déduction faite des frais, s'il y a lieu, et des rachats contre espèces de parts de fiducie.

Liens intersociétés

Le tableau suivant présente le nom, le pourcentage de titres comportant droit de vote appartenant à la Fiducie et le territoire de constitution, de prorogation ou de formation des filiales, des sociétés de personne et des fiducies de la Fiducie, directes et indirectes, à la date des présentes :

	Pourcentage de titres comportant droit de vote (directement ou indirectement)	Nature de l'entité	Territoire de constitution/formation
FET Resources Ltd.	100 %	Société par actions	Alberta
FET Gas Production Ltd.	100 %	Société par actions	Alberta
Focus B.C. Trust	100 %	Fiducie	Alberta
Tommy Lakes Partnership	100 %	Société en nom collectif	Alberta

Structure de la Fiducie

Le schéma suivant présente la structure de la Fiducie à la date des présentes.


Porteurs de parts
de la Fiducie(1)
Parts de fiducie
Actions
échangeables
Droits
d'échange
100 %
actions
ordinaires
Fiducie
100 % parts
ExchangeCo
100 % actions
ordinaires
Focus B.C.
Trust
FET Resources(3)
1 %
99 %
40 %
100 %
Redearth
Partnership
FET Gas
Production Ltd.(4)
Tommy Lakes
Partnership

Notes

(1) La Fiducie appartient en totalité aux porteurs de parts.

(2) Les rentrées de fonds représentent des versements effectués par FET Resources à la Fiducie à l'égard des versements d'intérêt sur les billets, le revenu réalisé par la Fiducie aux termes de la convention relative à la PBN et les distributions versées par Focus B.C. Trust. Outre ces sommes, FET Resources peut faire à la Fiducie des remboursements anticipés du capital des billets avant l'échéance de ces derniers.

(3) FET Resources est une filiale en propriété exclusive de la Fiducie. La Fiducie investira les fonds recueillis grâce à l'émission ultérieure de parts de fiducie dans des titres additionnels de FET Resources afin de permettre à cette dernière de faire des dépenses en immobilisations. En outre, la Fiducie pourrait réinvestir une tranche du revenu reçu de FET Resources ainsi que les remboursements du capital des billets dans des titres additionnels de FET Resources afin de permettre à cette dernière de faire des dépenses en immobilisations.

(4) FET Gas Production Ltd. est une filiale en propriété exclusive de FET Resources.

Conformément aux modalités de l'acte de fiducie et du droit de vote spécial émis au fiduciaire, les porteurs de parts et les porteurs d'actions échangeables de FET peuvent indiquer à la Fiducie comment voter relativement à toutes les questions qui sont soumises à cette dernière, y compris l'élection des administrateurs de FET Resources, l'approbation des états financiers de la Fiducie et la nomination de ses vérificateurs.

DESCRIPTION DES ACTIVITÉS

Introduction

FET Resources exerce activement des activités d'exploitation, de mise en valeur, d'acquisition et de production de pétrole et de gaz naturel en Colombie-Britannique et en Alberta. Le plan d'affaires de FET Resources consiste à maximiser le rendement que la Fiducie tire de ses propriétés pétrolifères et gazéifères et de son actif connexe. Lorsque cela sera possible, FET Resources compte accroître ses réserves en y ajoutant des réserves de qualité et de longue durée offrant un potentiel d'exploitation à faible risque.

Lorsqu'elle examine des participations ou des acquisitions éventuelles, FET Resources tient compte d'un certain nombre de facteurs, y compris (i) la valeur actualisée des produits futurs tirés de ces propriétés qui proviendront des réserves productives prouvées, des réserves prouvées totales et des réserves établies, (ii) le potentiel de mise en valeur du gisement, (iii) si l'infrastructure existante dans la zone d'intérêt est suffisante pour faire face à une activité accrue, (iv) le coût des activités de mise en valeur éventuelles, (v) les placements dans des propriétés qui comportent des réserves de moyenne ou de longue durée et (vi) la capacité de FET Resources d'augmenter la valeur des propriétés acquises au moyen d'activités d'exploitation et de forage de mise en valeur supplémentaires. **Le conseil d'administration peut, à sa discrétion, approuver des acquisitions d'éléments d'actif ou de sociétés ou des placements qui ne sont pas conformes à ces lignes directrices après avoir examiné les aspects qualitatifs des propriétés visées, y compris le profil de risque, le potentiel sur le plan technique, la durée des réserves et la qualité des éléments d'actif.**

Acquisitions et aliénations importantes

Ni la Fiducie ni FET Resources n'a réalisé d'acquisition ou d'aliénation de propriété importante au cours de l'exercice terminé le 31 décembre 2002, à l'exception de la restructuration de l'actif qui est survenue en raison de l'arrangement. Au cours de 2003 et de 2004 jusqu'à ce jour, la seule acquisition ou aliénation importante faite par la Fiducie ou FET Resources est l'acquisition de Tommy Lakes (décrite ci-dessous).

FAITS NOUVEAUX

Acquisition de Loon Lake

Le 4 juin 2003, la Fiducie a annoncé la réalisation de l'acquisition de Loon Lake en contrepartie de 20,8 M$. Au moment de l'acquisition, la propriété Loon Lake comptait 50 puits de pétrole productifs bruts (20,6 puits nets) produisant 385 b/j de pétrole à 38 °API et 80 kpi^3/j de gaz naturel. L'acquisition de Loon Lake vise des participations faisant ou non l'objet d'une exploitation concertée à la propriété Loon Lake. Environ 84 % de la production acquise et 87 % des réserves acquises sont représentées par un intérêt économique direct de 41,5 % dans la concession Loon Slave Point G, dont FET Resources est l'exploitante. La propriété Loon Lake comprend également une option de forage sur cinq ans permettant d'acquérir une participation de 50 % dans 21 sections de terrains inexploités et la propriété d'installations de traitement du pétrole et de production d'électricité. L'acquisition de Loon Lake visait initialement un intérêt économique direct de 50 % dans 15 sections de terrains et cinq puits de gaz naturel inactifs à la propriété gazéifère Tommy Lakes de FET Resources, située dans le nord-est de la Colombie-Britannique; toutefois, après la clôture, le propriétaire d'un autre intérêt économique direct a exercé son droit de préemption. La Fiducie a touché un produit de 3,2 M$ au moment de l'exercice du droit de préemption.

FET Resources a acquis les propriétés de New Storm, qui a trois administrateurs en commun avec elle. L'opération a été approuvée par les administrateurs non reliés de FET Resources d'après une évaluation technique indépendante.

Acquisition de Tommy Lakes

Le 5 mars 2004, Focus, FET Resources et Focus B.C. Trust ont conclu avec le vendeur la convention d'acquisition prévoyant l'acquisition de Tommy Lakes Partnership au prix d'achat d'environ 110 M$. L'acquisition de Tommy Lakes Partnership prendra effet le 1er avril 2004, soit sa date de clôture prévue. Tommy Lakes Partnership est propriétaire de la totalité de la propriété Tommy Lakes.

La propriété Tommy Lakes se compose d'éléments d'actif de gaz naturel situés dans le nord-est de la Colombie-Britannique, qui produisent actuellement environ 2 170 bep/j (dont environ 89 % de gaz naturel). La production tirée de la propriété Tommy Lakes est exploitée par FET Resources. La direction de FET Resources est d'avis que la propriété Tommy Lakes offre un potentiel supplémentaire de mise en valeur et d'optimisation à faible risque.

RENSEIGNEMENTS SUR LA PROPRIÉTÉ TOMMY LAKES

Certains renseignements sur la propriété Tommy Lakes figurant dans le présent prospectus simplifié sont tirés des renseignements fournis par le vendeur.

Historique de forage

Le tableau suivant indique le nombre de puits bruts et de puits nets au forage desquels le vendeur a procédé ou participé au cours des périodes indiquées :

	Période de neuf mois terminée le 30 septembre 2003		Exercice terminé le 31 décembre 2002	
	Bruts[1]	Nets[2]	Bruts[1]	Nets[2]
Puits de pétrole	0,0	0,0	0,0	0,0
Puits de gaz	5,0	2,5	12,0	6,0
Puits secs et abandonnés[3]	1,0	0,5	1,0	0,5
Total	6,0	3,0	13,0	6,5

Notes

(1) « **Puits bruts** » désigne le nombre total de puits dans lesquels le vendeur a une participation.

(2) « **Puits nets** » désigne la somme des nombres obtenus en multipliant chaque puits brut par l'intérêt économique direct du vendeur dans celui-ci, exprimé en pourcentage.

(3) « **Puits sec** » désigne un puits qui n'est pas productif. Un puits productif est un puits qui est capable de produire des hydrocarbures dans des quantités que l'exploitant juge suffisantes pour justifier les coûts requis pour conditionner et équiper un puits et le mettre en production.

Puits de pétrole et de gaz

Le tableau suivant indique le nombre et l'état des puits dans lesquels le vendeur a un droit de redevance ou un intérêt économique direct important qui seront acquis en date du 1er avril 2004, qui étaient productifs ou que le vendeur considérait comme susceptibles de l'être.

	Puits productifs				Puits fermés[1]			
	Pétrole brut		Gaz naturel		Pétrole brut		Gaz naturel	
	Bruts[2]	Nets[3]	Bruts[2]	Nets[3]	Bruts[2]	Nets[3]	Bruts[2]	Nets[3]
Alberta	0	0	0	0	0	0	0	0
Colombie-Britannique	0	0	68	33,9	0	0	3	2,0
Saskatchewan	0	0	0	0	0	0	0	0
Total	0	0	68	33,9	0	0	3	2,0

Notes

(1) « **Puits fermés** » désigne les puits dans lesquels on a découvert du pétrole brut ou du gaz naturel et qui peuvent être productifs, mais ne le sont pas en raison de l'absence d'installations de transport ou de marchés ou pour d'autres motifs.

(2) « **Puits bruts** » désigne le nombre de puits dans lesquels le vendeur a un intérêt.

(3) « **Puits nets** » désigne la somme des nombres obtenus en multipliant chaque puits brut par l'intérêt économique direct du vendeur dans celui-ci, exprimé en pourcentage.

Propriétés productives principales

Le texte qui suit décrit les propriétés principales constituant la propriété Tommy Lakes qui étaient en production ou en cours de mise en valeur au 31 décembre 2003. Le terme « net », lorsqu'il sert à décrire la quote-part du vendeur dans la production,

désigne le total de l'intérêt économique direct du vendeur sans déduire les redevances appartenant à d'autres. Les montants des réserves sont indiqués, sans déduire les redevances, au 1er avril 2004, selon les hypothèses de la hausse des prix et des coûts conformément à l'évaluation du rapport Paddock (voir « *Relevé des données relatives aux réserves et autre information concernant le pétrole et le gaz touchant la propriété Tommy Lakes* »). Les données suivantes sur les acres bruts et nets sont au 31 décembre 2003 et les données sur la production, nette pour le vendeur, sont au 31 décembre 2003, sauf indication contraire. Les réserves indiquées ci-dessous dans la description des propriétés principales sont telles qu'elles sont présentées dans le rapport Paddock. Ces réserves supplémentaires sont présentées sous forme consolidée dans les tableaux sur les réserves de pétrole et de gaz naturel figurant à la rubrique « *Relevé des données relatives aux réserves et autre information concernant le pétrole et le gaz touchant la propriété Tommy Lakes* ». Au 31 décembre 2003, la totalité des réserves prouvées productives du vendeur étaient en production et produisaient environ 2 170 bep/j.

Propriété Tommy Lakes, Colombie-Britannique

Le vendeur a un intérêt économique direct moyen de 53 % dans des terrains de 48 425 acres bruts (25 528 acres nets), dont 11 040 acres nets sont inexploités et sont situés stratégiquement aux fins d'autres activités d'exploitation et de mise en valeur de gaz naturel. La production nette du vendeur provenant de cette zone était d'environ 11,6 Mpi^3/j de gaz naturel et 240 b/j de LGN au 31 décembre 2003. FET Resources, et non le vendeur, exploite cette propriété.

Le rapport Paddock a attribué des réserves prouvées de 47,8 Gpi^3 de gaz naturel et des réserves de 1 003 kb de LGN à cette propriété. En outre, des réserves probables de 14,6 Gpi^3 de gaz naturel et des réserves de 307 kb de pétrole brut et de LGN ont été attribuées à cette propriété.

Terrains inexploités

Le tableau suivant présente les acres de terrains inexploités du vendeur au 31 décembre 2003 :

	Bruts(1)	**Nets**(2)	**Intérêt économique direct moyen**
Colombie-Britannique	20 060	11 040	55 %

Notes

(1) « **Bruts** » désigne le nombre total d'acres dans lesquels le vendeur avait une participation.
(2) « **Nets** » désigne le nombre total d'acres dans lesquels le vendeur avait un intérêt, multiplié par l'intérêt économique direct du vendeur dans ceux-ci, exprimé en pourcentage.

RELEVÉ DES DONNÉES RELATIVES AUX RÉSERVES ET AUTRE INFORMATION CONCERNANT LE PÉTROLE ET LE GAZ TOUCHANT LA PROPRIÉTÉ TOMMY LAKES

Le relevé des données relatives aux réserves et autre information concernant le pétrole et le gaz présenté ci-dessous (le « relevé ») est daté du 1er mars 2004. La date d'effet du relevé est le 1er avril 2004, et la date de son élaboration, le 1er mars 2004.

Présentation des données sur les réserves

Les données sur les réserves présentées ci-après (les « données sur les réserves ») relatives à la propriété Tommy Lakes sont fondées sur une évaluation effectuée par Paddock en date du 1er avril 2004, telle qu'elle figure dans le rapport Paddock. Les données sur les réserves résument les réserves de pétrole, de LGN et de gaz naturel de la propriété Tommy Lakes ainsi que la valeur actualisée nette des produits nets futurs relatifs à ces réserves établie au moyen des prix et des coûts constants et au moyen des prix et des coûts prévisionnels. Les données sur les réserves sont conformes aux exigences de la norme canadienne 51-101 sur l'information concernant les activités pétrolières et gazières (la « norme 51-101 »). D'autres renseignements qui n'étaient pas requis par la norme 51-101 ont été présentés afin d'assurer la continuité de l'information et de donner d'autres renseignements que nous estimons être importants pour le lecteur. FET Resources a chargé Paddock de fournir une évaluation des réserves prouvées et des réserves prouvées et probables. Aucune tentative n'a été faite pour évaluer les réserves possibles.

Toutes les réserves de la propriété Tommy Lakes sont situées au Canada, plus particulièrement, dans la province de Colombie-Britannique.

Les renseignements figurant aux présentes à l'égard des BEP peuvent être trompeurs, particulièrement si on les prend isolément. Un ratio de conversion en BEP de 6 kpi³ pour un baril est fondé sur une méthode de conversion en valeur d'énergie équivalente applicable principalement au bec de brûleur et ne représente pas une équivalence des valeurs à la tête du puits.

On ne doit pas présumer que les estimations des produits nets futurs présentées dans les tableaux ci-après représentent la juste valeur marchande des réserves. Il n'est pas certain que l'hypothèse des prix et des coûts constants et l'hypothèse des prix et des coûts prévisionnels s'avéreront et les écarts pourraient être importants.

Données sur les réserves (au moyen des prix et des coûts constants)

SOMMAIRE DES RÉSERVES DE PÉTROLE ET DE GAZ
ET VALEUR ACTUALISÉE NETTE DES PRODUITS NETS FUTURS
en date du 1er avril 2004
AU MOYEN DES PRIX ET DES COÛTS CONSTANTS

CATÉGORIE DE RÉSERVES	GAZ NATUREL		LIQUIDES DE GAZ NATUREL	
	Brutes (Mpi³)	Nettes (Mpi³)	Brutes (kb)	Nettes (kb)
Réserves prouvées productives	39 041	29 322	820	660
Réserves prouvées non productives	1 124	848	23	19
Total des réserves prouvées mises en valeur	40 165	30 170	843	679
Réserves prouvées inexploitées	7 601	5 699	160	128
Total des réserves prouvées	47 766	35 869	1 003	807
Réserves probables supplémentaires	14 603	10 953	307	247
Total des réserves prouvées et probables	62 369	46 822	1 310	1 054

CATÉGORIE DE RÉSERVES	VALEUR ACTUALISÉE NETTE DES PRODUITS NETS FUTURS AVANT LES IMPÔTS SUR LE REVENU ACTUALISÉS À (en pourcentage par année)				
	0	5	10	15	20
	(en milliers de dollars)				
Réserves prouvées productives	160 958	119 217	96 120	81 469	71 311
Réserves prouvées non productives	4 531	3 403	2 737	2 304	2 000
Total des réserves prouvées mises en valeur	165 489	122 620	98 857	83 773	73 311
Réserves prouvées inexploitées	26 440	17 219	12 494	9 669	7 799
Total des réserves prouvées	191 929	139 839	111 351	93 442	81 110
Réserves probables supplémentaires	54 506	32 282	22 098	16 409	12 817
Total des réserves prouvées et probables	246 435	172 121	133 449	109 851	93 927

TOTAL DES PRODUITS NETS FUTURS
(NON ACTUALISÉS)
en date du 1er avril 2004
AU MOYEN DES PRIX ET DES COÛTS CONSTANTS

CATÉGORIE DE RÉSERVES	PRODUITS	REDEVANCES	FRAIS D'EXPLOITATION	FRAIS DE MISE EN VALEUR	FRAIS D'ABANDON DES PUITS	PRODUITS NETS FUTURS AVANT LES IMPÔTS SUR LE REVENU
			(en milliers de dollars)			
Réserves prouvées	332 628	80 651	52 690	6 139	1 218	191 929
Réserves prouvées et probables	434 325	105 380	66 679	14 464	1 367	246 435

PRODUITS NETS FUTURS
PAR GROUPE DE PRODUCTION
en date du 1er avril 2004
AU MOYEN DES PRIX ET DES COÛTS CONSTANTS

CATÉGORIE DE RÉSERVES	GROUPE DE PRODUCTION	PRODUITS NETS FUTURS AVANT LES IMPÔTS SUR LE REVENU (actualisés au taux de 10 % par année) (en milliers de dollars)
Réserves prouvées	Pétrole brut léger et de densité moyenne (y compris le gaz dissous et les autres sous-produits)	0
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	0
	Gaz naturel (y compris les sous-produits mais à l'exclusion du gaz dissous provenant des puits de pétrole)	111 351
Réserves prouvées et probables	Pétrole brut léger et de densité moyenne (y compris le gaz dissous et les autres sous-produits)	0
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	0
	Gaz naturel (y compris les sous-produits mais à l'exclusion du gaz dissous provenant des puits de pétrole)	133 449

Données sur les réserves (au moyen des prix et des coûts prévisionnels)

SOMMAIRE DES RÉSERVES DE PÉTROLE ET DE GAZ
ET VALEUR ACTUALISÉE NETTE DES PRODUITS NETS FUTURS
en date 1er avril 2004
AU MOYEN DES PRIX ET DES COÛTS PRÉVISIONNELS

CATÉGORIE DE RÉSERVES	**GAZ NATUREL**		**LIQUIDES DE GAZ NATUREL**	
	Brutes (Mpi³)	Nettes (Mpi³)	Brutes (kb)	Nettes (kb)
Réserves prouvées productives	39 041	29 335	820	660
Réserves prouvées non productives	1 124	848	23	19
Total des réserves prouvées mises en valeur	40 165	30 183	843	679
Réserves prouvées inexploitées	7 601	5 702	160	128
Total des réserves prouvées	47 766	35 885	1 003	807
Réserves probables supplémentaires	14 603	10 959	307	247
Total des réserves prouvées et probables	62 369	46 844	1 310	1 054

CATÉGORIE DE RÉSERVES	**VALEUR ACTUALISÉE NETTE DES PRODUITS NETS FUTURS AVANT LES IMPÔTS SUR LE REVENU ACTUALISÉS (en pourcentage par année)**				
	0	5	10	15	20
	(en milliers de dollars)				
Réserves prouvées productives	121 996	92 544	76 027	65 427	58 003
Réserves prouvées non productives	3 321	2 562	2 098	1 789	1 569
Total des réserves prouvées mises en valeur	125 317	95 106	78 125	67 216	59 572
Réserves prouvées inexploitées	18 572	11 901	8 447	6 391	5 042
Total des réserves prouvées	143 889	107 007	86 572	73 607	64 614
Réserves probables supplémentaires	40 693	23 291	15 443	11 152	8 501
Total des réserves prouvées et probables	184 582	130 298	102 015	84 759	73 115

TOTAL DES PRODUITS NETS FUTURS
(NON ACTUALISÉS)
en date du 1er avril 2004
AU MOYEN DES PRIX ET DES COÛTS PRÉVISIONNELS

CATÉGORIE DE RÉSERVES	PRODUITS	REDEVANCES	FRAIS D'EXPLOITATION	FRAIS DE MISE EN VALEUR	FRAIS D'ABANDON DES PUITS	PRODUITS NETS FUTURS AVANT LES IMPÔTS SUR LE REVENU
			(en milliers de dollars)			
Réserves prouvées	293 803	71 515	70 117	6 262	2 021	143 889
Réserves prouvées et probables	388 809	94 698	92 237	14 898	2 395	184 582

PRODUITS NETS FUTURS
PAR GROUPE DE PRODUCTION
en date du 1er avril 2004
AU MOYEN DES PRIX ET DES COÛTS PRÉVISIONNELS

CATÉGORIE DE RÉSERVES	GROUPE DE PRODUCTION	PRODUITS NETS FUTURS AVANT LES IMPÔTS SUR LE REVENU (actualisés au taux de 10 % par année) (en milliers de dollars)
Réserves prouvées	Pétrole brut léger et de densité moyenne (y compris le gaz dissous et les autres sous-produits)	0
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	0
	Gaz naturel (y compris les sous-produits mais à l'exclusion du gaz dissous provenant des puits de pétrole)	86 572
Réserves prouvées et probables	Pétrole brut léger et de densité moyenne (y compris le gaz dissous et les autres sous-produits)	0
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	0
	Gaz naturel (y compris les sous-produits mais à l'exclusion du gaz dissous provenant des puits de pétrole)	102 015

Définitions et autres notes

Les définitions et autres notes suivantes s'appliquent aux tableaux présentés ci-dessus à la rubrique « *Présentation des données sur les réserves* » et ailleurs dans le présent prospectus simplifié :

(1) **« bruts »** ou **« brutes »** désigne :

a) à l'égard de l'intérêt du vendeur dans la production et les réserves, les « réserves brutes du vendeur », qui représentent la quote-part de l'intérêt (en exploitation ou hors exploitation) du vendeur sans déduire les redevances et sans inclure les droits de redevance de celui-ci;

b) à l'égard des puits, le nombre total de puits dans lesquels le vendeur a un intérêt;

c) à l'égard des terrains, le nombre total de terrains dans lesquels le vendeur a un intérêt.

(2) « **nets** » ou « **nettes** » désigne :

a) à l'égard de l'intérêt du vendeur dans la production et les réserves, les « réserves nettes du vendeur », qui représentent la quote-part de l'intérêt du vendeur (en exploitation et hors exploitation), déduction faite des redevances à payer, plus les droits de redevance du vendeur sur la production ou les réserves;

b) à l'égard des puits, le nombre de puits obtenus en additionnant l'intérêt économique direct du vendeur dans chacun de ses puits bruts;

c) à l'égard de la participation du vendeur dans un terrain, la superficie totale dans laquelle le vendeur a un intérêt, multipliée par l'intérêt économique direct dont le vendeur est propriétaire.

(3) « **puits d'exploration** » désigne un puits qui n'est ni un puits de développement, ni un puits de service ni un forage stratigraphique;

(4) « **frais de mise en valeur** » désigne les frais engagés afin d'accéder aux réserves et d'implanter des installations d'extraction, de traitement, de collecte et de stockage du pétrole et du gaz tirés des réserves. Plus précisément, les frais de mise en valeur, y compris les frais d'exploitation du matériel et des installations de soutien applicables et les autres frais liés aux activités de mise en valeur, sont les frais engagés afin de faire ce qui suit :

a) accéder aux emplacements de puits et les préparer en vue du forage, y compris la prospection de ceux-ci visant à déterminer les emplacements précis de forage de développement, le déblaiement, le drainage, la construction de routes, le déplacement de routes publiques, de conduites de gaz et de lignes électriques, le matériel de pompage et les têtes de puits;

b) forer et équiper les puits de développement, les puits de développement résultant de forages stratigraphiques et les puits de service, y compris les frais liés aux plate-formes et au matériel comme le tubage, les colonnes de production, le matériel de pompage et les têtes de puits;

c) acquérir, construire et mettre en place des installations de production comme les conduites d'écoulement, les séparateurs, les purificateurs, les réchauffeurs, les collecteurs, les appareils de mesure et les réservoirs de stockage, les installations de conditionnement et de traitement du gaz naturel et les systèmes de services généraux et d'évacuation des déchets;

d) mettre en place des systèmes de récupération améliorés.

(5) « **puits de développement** » désigne un puits foré dans les limites établies d'un gisement de pétrole ou de gaz, ou à proximité du bord d'un gisement, jusqu'à la profondeur d'un horizon stratigraphique reconnu comme productif;

(6) « **frais d'exploration** » désigne les frais engagés en vue de repérer des zones qui pourraient justifier une étude et d'étudier des zones particulières qui sont jugées susceptibles de contenir des réserves de pétrole et de gaz, y compris les frais des forages d'exploration et des forages stratigraphiques d'exploration. Les frais d'exploration peuvent être engagés avant ou après l'acquisition du terrain en question. Les frais d'exploration, qui comprennent les frais d'exploitation du matériel et des installations de soutien applicables et les autres frais liés aux activités d'exploration, sont les suivants :

a) les frais liés aux études topographiques, géochimiques, géologiques et géophysiques, les droits d'accès aux terrains pour effectuer ces études, les salaires et autres frais des géologues, des équipes géophysiques et du personnel effectuant ces études;

b) les frais de possession et de conservation des terrains non prouvés, comme les loyers différés, les impôts sur les terrains (autres que l'impôt sur les bénéfices et l'impôt sur le capital), les frais juridiques relatifs à la défense des titres et à la conservation des titres et des contrats de concession;

c) les contributions liées aux puits secs et aux conditionnements de puits;

d) les frais de forage et d'équipement des puits d'exploration;

e) les frais liés aux forages stratigraphiques d'exploration.

(7) « **puits de service** » désigne un puits foré ou complété en vue de soutenir la production dans un champ existant. Les puits de cette catégorie sont forés aux fins précises suivantes : injection de gaz (gaz naturel, propane, butane ou gaz de combustion), injection d'eau,

injection de vapeur, injection d'air, élimination de l'eau salée, approvisionnement d'eau en vue de l'injection, observation ou injection en vue de la combustion.

(8) Les définitions utilisées à l'égard des catégories de réserves sont les suivantes :

Les définitions qui suivent s'appliquent aux estimations tant d'entités de réserves individuelles qu'à l'ensemble des réserves d'entités multiples.

Catégories de réserves

Les réserves sont les quantités restantes estimatives de pétrole, de gaz naturel et de substances apparentées qu'on prévoit pouvoir récupérer de gisements connus, à partir d'une date donnée, en fonction de ce qui suit :

a) l'analyse des données de forage ainsi que des données géologiques, géophysiques et techniques;

b) l'utilisation de la technologie connue;

c) des conditions économiques précises (voir la partie traitant des « hypothèses économiques » ci-après).

Les réserves sont classées en fonction du degré de certitude qui se rattache aux estimations.

d) Les réserves prouvées sont les réserves qu'on estime récupérables avec un degré élevé de certitude. Il est probable que les quantités restantes effectivement récupérées seront supérieures aux réserves prouvées estimatives.

e) Les réserves probables sont les réserves additionnelles pour lesquelles la certitude de la récupération est inférieure à celle des réserves prouvées. Il est tout aussi probable que les quantités restantes effectivement récupérées seront supérieures ou inférieures à la somme des réserves prouvées et des réserves probables estimatives.

Les « hypothèses économiques » seront les prix et les coûts utilisés dans l'estimation, à savoir :

f) les prix et les coûts constants à la date à laquelle l'évaluation est effectuée (le 1er mars 2004);

g) les prix et les coûts prévisionnels.

Stade de la mise en valeur et de la production

Chacune des catégories de réserves (prouvées et probables) peut être divisée en réserves mises en valeur ou inexploitées :

a) Les réserves mises en valeur sont celles qu'on prévoit récupérer par l'entremise de puits existants et d'installations actuelles ou, à défaut d'installations déjà montées, dont la mise en production nécessiterait des dépenses peu élevées (par exemple, comparativement au coût du forage d'un puits). Les réserves mises en valeur peuvent être subdivisées en réserves productives ou non productives.

  (i) Les réserves mises en valeur productives sont les réserves qu'on prévoit récupérer d'intervalles de conditionnement ouverts au moment de l'estimation. Ces réserves peuvent être actuellement en production, ou, si elles sont inutilisées, elles doivent avoir été mises en production antérieurement et la date de reprise de la production doit être connue avec une certitude raisonnable;

  (ii) Les réserves mises en valeur non productives sont les réserves qui n'ont pas été mises en production ou qui ont antérieurement été en production, mais qui sont inutilisées et dont la date de reprise de la production est inconnue.

b) Les réserves inexploitées sont les réserves qu'on prévoit récupérer à partir de gisements connus dont la mise en production nécessiterait des dépenses considérables (par exemple, comparativement au coût du forage d'un puits). Elles doivent respecter pleinement les critères de la catégorie de réserves (prouvées ou probables) dont elles font partie.

Dans les gisements multipuits, il peut être approprié de répartir les réserves totales du gisement entre les catégories de réserves mises en valeur et de réserves inexploitées ou de subdiviser les réserves mises en valeur du gisement en réserves mises en valeur productives et réserves mises en valeur non productives. Cette répartition doit se fonder sur l'appréciation que fait l'auteur des estimations des

réserves qui seront récupérées des puits particuliers, sur les installations et intervalles de conditionnement pour le gisement ainsi que sur le stade respectif où se trouvent les réserves, soit de mise en valeur ou de production.

Degrés de certitude à l'égard des réserves présentées

Les degrés de certitude qualitatifs dont il est question dans les définitions données ci-dessus s'appliquent aux entités de réserves individuelles (qui s'entendent du niveau le plus bas auquel les calculs de réserves sont effectués) et aux réserves présentées (qui s'entendent de la somme la plus élevée des estimations d'entités individuelles pour lesquelles les estimations de réserves sont présentées). Les réserves présentées devraient viser les degrés de certitude suivants selon un ensemble donné de conditions économiques :

a) il existe une probabilité d'au moins 90 % que les quantités effectivement récupérées seront égales ou supérieures aux réserves prouvées estimatives;

b) il existe une probabilité d'au moins 50 % que les quantités effectivement récupérées seront égales ou supérieures à la somme des réserves prouvées et des réserves probables estimatives.

Une mesure quantitative des degrés de certitude se rattachant aux estimations établies pour les diverses catégories de réserves est souhaitable pour mieux comprendre les risques et incertitudes s'y rattachant. Cependant, la majorité des estimations de réserves seront effectuées par l'application de méthodes déterministes qui ne fournissent pas une mesure quantitative de la probabilité dérivée mathématiquement. En principe, il ne devrait pas y avoir de différence entre les estimations établies par l'application de méthodes probabilistes ou déterministes.

(9) Prix et coûts prévisionnels

Il s'agit des prix et des coûts futurs qui correspondent à l'un ou l'autre des critères suivants :

a) ceux qui sont généralement acceptés comme une perspective raisonnable;

b) dans la seule mesure où il existe des prix ou des coûts futurs fixes ou actuellement déterminables auxquels le vendeur est lié légalement par une obligation, contractuelle ou autre, de livrer un produit, y compris ceux qui se rapportent à une période de prolongation d'un contrat susceptible d'être prolongé, ces prix et coûts plutôt que ceux dont il est question à l'alinéa a).

Le tableau résumant les prévisions de la rubrique « – *Hypothèses relatives aux prix* » indique les prix de référence s'appliquant au vendeur.

(10) Prix et coûts constants

Il s'agit des prix et des coûts utilisés dans une estimation qui correspondent à l'un ou l'autre des critères suivants :

a) les prix et les coûts du vendeur à la date d'effet de l'estimation, maintenus constants pendant toute la durée estimative des terrains faisant l'objet de l'estimation;

b) dans la seule mesure où il existe des prix ou coûts futurs fixes ou actuellement déterminables auxquels le vendeur est lié légalement par une obligation, contractuelle ou autre, de livrer un produit, y compris ceux qui se rapportent à une période de prolongation d'un contrat susceptible d'être prolongé, ces prix et coûts plutôt que ceux dont il est question à l'alinéa a).

Aux fins de l'alinéa a), les prix du vendeur sont le prix affiché pour le pétrole et le prix au comptant pour le gaz, après les rajustements historiques pour le transport, la densité et les autres facteurs.

(11) Aux fins du calcul des réserves qui devraient être attribuées à un terrain, Paddock a tenu compte des frais d'abandon et de remise en état futurs estimatifs relatifs à ce terrain et, aux fins du calcul des produits nets futurs totaux tirés de celui-ci, des frais d'abandon de puits futurs estimatifs raisonnables.

(12) Les chiffres peuvent sembler inexacts, étant donné qu'ils ont été arrondis.

(13) Les hypothèses relatives aux prix et aux coûts constants et aux prix et aux coûts prévisionnels supposent le maintien des lois et règlements actuels.

(14) Paddock a accepté telles quelles toutes les données factuelles qui lui ont été données. Aucune inspection des champs n'a été effectuée.

(15) Les estimations des produits nets futurs présentées dans les tableaux précédents ne représentent pas la juste valeur marchande.

Hypothèses relatives aux prix

Les tableaux suivants présentent les prix de référence, en date du 1er avril 2004, reflétés dans les données sur les réserves. Ces hypothèses relatives aux prix prévisionnels ont été fournies par Paddock, évaluateur de réserves compétent indépendant de la Société, à l'égard de la propriété Tommy Lakes. Les prix constants en date du rapport (le 1er mars 2004) ont été fournis à Paddock par la Société.

RÉSUMÉ DES HYPOTHÈSES RELATIVES AUX PRIX
en date du 1er avril 2004
PRIX ET COÛTS CONSTANTS

	PÉTROLE[1]				
Année	WTI à Cushing (Oklahoma) ($ US/b)	Prix au pair à Edmonton 40° API ($ CA/b)	Prix du GAZ NATUREL[1] à l'AECO ($ CA/MBtu)	LGN FAB[1] à la sortie de l'usine ($ CA/b)	COURS DU CHANGE[2] ($ US/$ CA)
1er avril 2004 et par la suite	36,86 $	48,07 $	6,09 $	40,38 $	0,747 $

Notes

(1) Le présent tableau indique les prix de référence prévus qui pourraient s'appliquer à un *émetteur assujetti*.
(2) Cours du change employé pour établir les prix de référence du présent tableau.

RÉSUMÉ DES HYPOTHÈSES RELATIVES AUX PRIX
en date du 1er avril 2004
PRIX ET COÛTS PRÉVISIONNELS

	PÉTROLE[1]					
Année	WTI à Cushing (Oklahoma) ($ US/b)	Prix au pair à Edmonton 40° API ($ CA/b)	Prix du GAZ NATUREL[1] à l'AECO ($ CA/MBtu)	LGN FAB[1] à la sortie de l'usine ($ CA/b)	TAUX D'INFLATION[2] (en pourcentage annuel)	COURS DU CHANGE[3] ($ US/$ CA)
Prévisions						
2004	30,00	38,94	6,00	32,70	2 %	0,750
2005	27,50	35,58	5,31	29,10	2 %	0,750
2006	25,50	32,90	4,83	26,16	2 %	0,750
2007	25,00	32,21	4,87	24,89	2 %	0,750
2008	25,50	32,85	4,92	24,65	2 %	0,750
2009	26,01	33,51	4,96	24,39	2 %	0,750
2010	26,53	34,18	5,01	24,89	2 %	0,750
2011	27,06	34,86	5,05	25,38	2 %	0,750
Par la suite	Augmenté à 2 % par année	Augmenté à 2 % par année	Augmenté à 2 % par année	Augmenté à 2 % par année		

Notes

(1) Le présent tableau indique les prix de référence prévus qui pourraient s'appliquer à un *émetteur assujetti*.
(2) Taux d'inflation applicable aux prix et aux coûts prévisionnels.
(3) Cours du change employé pour établir les prix de référence du présent tableau.

Les prix historiques moyens pondérés réalisés par le vendeur pour l'exercice terminé le 31 décembre 2003 s'élevaient à 5,59 $/kpi³ pour le gaz naturel et à 32,16 $/b pour les LGN.

Renseignements supplémentaires relatifs aux données sur les réserves

La récupération des réserves prouvées inexploitées et des réserves probables se fera principalement au moyen du forage de puits supplémentaires dans le gisement Tommy Lakes Halfway A. La récupération de ces réserves dépendra du fait que ces puits futurs présentent ou non des caractéristiques de rendement similaires aux puits existants forés dans le gisement. Comme Tommy Lakes n'est accessible qu'en hiver aux fins du forage, du conditionnement et du raccordement de puits, le moment précis de la mise en valeur dépendra des conditions climatiques et de l'accessibilité du matériel et des services requis.

En 2003, environ 38 % de la production de la Fiducie est provenue de la zone Tommy Lakes. Compte tenu de l'acquisition, environ 60 % de la production de la Fiducie proviendra de cette zone. Toute cette production est traitée à l'usine à gaz Jedney n° 2, dont Westcoast Gas Services Inc. est propriétaire et exploitante. Toute perturbation de l'exploitation de l'usine Jedeny n° 2 aurait une incidence importante sur les volumes de production de la Fiducie.

Frais de mise en valeur futurs

Le tableau suivant présente les frais de mise en valeur déduits de l'estimation des produits nets futurs du vendeur attribuables aux catégories de réserves indiquées ci-dessous.

Année	Prix et coûts prévisionnels				Prix et coûts constants	
	Réserves prouvées		Réserves prouvées et réserves probables		Réserves prouvées	
	0 %	10 %	0 %	10 %	0 %	10 %
2004	0	0	348	335	0	0
2005	6 262	5 557	6 794	6 029	6 139	5 448
2006	0	0	7 756	6 258	0	0
Par la suite	0	0	0	0	0	0
Total	6 262	5 557	14 898	12 622	6 139	5 448

Historique de production et prix obtenus

Le tableau suivant présente certains renseignements relatifs à la production, aux prix obtenus pour les produits, aux redevances, aux frais de production et au revenu net touché par le vendeur pour chaque trimestre de son exercice terminé le plus récent.

	Production de gaz naturel(1) (kpi³/j)	Production de pétrole et de LGN(1) (b/j)	Prix obtenu pour le gaz naturel(2) ($/kpi³)	Prix obtenu pour le pétrole et les LGN(2) ($/b)	Droits de redevance(5) ($/bep)	Frais de production(3)(4) ($/bep)	Revenu net touché(4) ($/bep)
2002							
Premier trimestre	10 375	198	3,88	21,63	4,35	3,57	13,53
Deuxième trimestre	11 989	250	4,30	25,93	5,27	2,09	16,86
Troisième trimestre	10 120	225	3,57	29,78	4,23	1,89	13,40
Quatrième trimestre	9 369	208	5,77	33,71	7,25	1,91	22,60
2003							
Premier trimestre	11 399	222	9,53	39,27	12,11	2,67	38,00
Deuxième trimestre	14 140	292	5,18	29,67	9,30	1,33	18,30
Troisième trimestre	12 453	273	5,43	30,59	8,04	0,52	19,70
Quatrième trimestre	11 518	243	4,18	30,52	4,95	1,29	16,72

Notes

(1) Sans déduire les redevances.

(2) Les prix des produits tiennent compte des frais de transport des produits jusqu'au marché, y compris les frais sur le gaz naturel liés au réseau de gazoducs et à la récupération de liquides de Westcoast Energy.

(3) Ce chiffre comprend tous les frais d'exploitation sur le terrain.

(4) Le vendeur ne déclare pas les redevances, les frais d'exploitation et le revenu net touché selon la marchandise.

DESCRIPTION DES PARTS

Parts

Un nombre illimité de parts peuvent être créées et émises aux termes de l'acte de fiducie. Chaque part donne à son porteur le droit d'exprimer une voix à toutes les assemblées des porteurs de parts et représente une participation véritable indivise égale dans les distributions de la Fiducie (qu'elles soient faites sur le bénéfice net, les gains en capital réalisés nets ou d'autres sommes) et dans l'actif net de la Fiducie en cas de dissolution ou de liquidation de celle-ci. Toutes les parts en circulation permettent à leurs porteurs de recevoir une part égale des distributions de la Fiducie et, en cas de dissolution ou de liquidation de celle-ci, une part égale de l'actif net de la Fiducie. Toutes les parts ont égalité de rang, de façon proportionnelle, sans privilège ni priorité. Chaque part est transférable, ne comporte aucun droit de conversion ou droit préférentiel de souscription, permet à son porteur d'exiger que la Fiducie rachète une partie ou la totalité des parts qu'il détient et lui confère une voix par part détenue à toutes les assemblées des porteurs de parts.

Les parts ne constituent pas un mode de placement traditionnel et les épargnants ne devraient pas les considérer comme des « actions » de FET Resources ou de la Fiducie. Les porteurs de parts de la Fiducie, à ce titre, ne bénéficieront pas des droits prévus par la loi qui découlent habituellement de la propriété d'actions d'une société, par exemple le droit d'intenter un recours en cas d'abus ou une action oblique. Le cours d'une part sera fonction du revenu distribuable prévu de FET Resources et de la capacité de celle-ci d'obtenir la croissance à long terme de la valeur de la Fiducie. Le cours des parts de fiducie fluctuera en fonction d'un certain nombre d'éléments liés à la conjoncture du marché, notamment les taux d'intérêt, les prix des marchandises et la capacité de la Fiducie d'acquérir des éléments d'actif supplémentaires. L'évolution de la conjoncture du marché pourrait avoir une incidence défavorable sur le cours des parts.

Les parts ne sont pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* et ne sont pas assurées aux termes de cette loi ni d'aucune autre loi. De plus, la Fiducie n'est pas une société de fiducie; elle n'est donc pas inscrite aux termes d'une loi régissant les sociétés de fiducie et les sociétés de prêt, étant donné qu'elle n'exerce pas et n'a pas l'intention d'exercer les activités d'une société de fiducie.

Droits de vote spéciaux

Pour que la Fiducie dispose de plus de latitude afin d'effectuer des acquisitions d'entreprises, l'acte de fiducie permet la création de droits de vote spéciaux qui lui permettront d'accorder des droits de vote aux porteurs des actions échangeables de FET et, à l'avenir, aux porteurs d'autres actions échangeables que FET Resources ou d'autres filiales de la Fiducie pourraient émettre dans le cadre d'autres opérations visant des actions échangeables.

Un nombre illimité de droits de vote spéciaux peuvent être créés et émis aux termes de l'acte de fiducie. Les porteurs de droits de vote spéciaux n'auront pas droit aux distributions de quelque nature que ce soit versées par la Fiducie, mais ils auront droit, aux assemblées des porteurs de parts, au nombre de voix prescrit par le conseil d'administration dans la résolution autorisant l'émission de droits de vote spéciaux. Sauf pour ce qui est du droit de voter aux assemblées des porteurs de parts, les droits de vote spéciaux ne confèrent aucun autre droit à leurs porteurs.

Conformément aux modalités de la convention de vote et d'échange, la Fiducie a émis un droit de vote spécial au fiduciaire nommé aux termes de la convention de vote et d'échange au profit de toutes les personnes qui ont reçu des actions échangeables de FET dans le cadre de l'arrangement.

Émission de parts

L'acte de fiducie prévoit que des parts, y compris des droits, des bons de souscription et d'autres titres visant l'achat de parts, la conversion en parts ou l'échange contre des parts, peuvent être créées, émises, vendues et remises selon les modalités et aux moments établis par le conseil d'administration. L'acte de fiducie prévoit également que FET Resources peut autoriser la création et l'émission de débentures, de billets et d'autres titres d'emprunt de la Fiducie, selon les modalités, aux personnes et moyennant la contrepartie établies par FET Resources.

Distributions en espèces

Le fiduciaire peut déclarer payable aux porteurs de parts la totalité ou une partie du bénéfice net que la Fiducie tire des intérêts créditeurs sur les billets et du revenu obtenu aux termes de la PBN, déduction faite des frais et des obligations de la Fiducie exigibles et courus qui sont imputables à son bénéfice net. En outre, les porteurs de parts de la Fiducie peuvent, à la discrétion du conseil d'administration, toucher des distributions relativement aux remboursements anticipés du capital des billets effectués par FET Resources à la Fiducie avant l'échéance des billets. Toutefois, il est prévu que la Fiducie réinvestira une part considérable des remboursements du capital des billets en vue de faire des dépenses en immobilisations destinées à accroître l'exploitation de FET Resources et d'ainsi augmenter les fonds provenant de l'exploitation de celle-ci.

Pour obtenir de plus amples renseignements au sujet des parts, y compris au sujet de la responsabilité limitée des porteurs de parts, du droit au rachat de parts, des assemblées des porteurs de parts et des modifications de l'acte de fiducie, voir la rubrique « *Renseignements supplémentaires relatifs à Focus Energy Trust* » de la notice annuelle de la Fiducie.

STRUCTURE DU CAPITAL CONSOLIDÉE DE LA FIDUCIE

Le tableau suivant établit la structure du capital consolidée de la Fiducie au 31 décembre 2002 et au 30 septembre 2003 et au 1er mars 2004, compte tenu et non tenu du présent placement et de l'acquisition de Tommy Lakes.

Désignation (autorisée)	Au 31 décembre 2002	Au 30 septembre 2003	Au 1er mars 2004 compte non tenu du présent placement et de l'acquisition de Tommy Lakes	Au 1er mars 2004 compte tenu du présent placement et de l'acquisition de Tommy Lakes (4)
Dette bancaire				
(80 millions de dollars) (1)	51 801 000 $	21 000 000 $	26 800 000 $	66 400 000 $
Avoir des porteurs de parts				
Parts (2)	33 908 902 $	61 614 034 $	64 742 762 $	135 142 462 $
(nombre illimité)	(22 804 905 parts)	(26 889 552 parts)	(29 029 315 parts)	(34 029 315 parts)
Actions échangeables	9 628 379 $	7 018 565 $	3 842 921 $	3 840 921 $
(nombre illimité)	(5 964 335 actions)	(4 204 468 actions)	(2 415 481 actions)	(2 415 481 actions)
Droits de vote spéciaux (3)	Néant	Néant	Néant	Néant
(nombre illimité)	(1 part, 6 160 621 votes)	(1 part, 4 777 243 votes)	(1 part, 2 866 093 votes)	(1 part, 2 866 093 votes)

Notes

(1) FET Resources a une facilité de crédit à terme renouvelable de 70 millions de dollars auprès d'une institution financière canadienne. Le 8 mars 2004, FET Resources Ltd. a remplacé sa facilité de crédit à terme renouvelable par une facilité à terme renouvelable de 70 millions de dollars obtenur auprès de quatre institutions financières canadiennes. Les avances de fonds portent intérêt au taux préférentiel des prêteurs ou au taux des acceptations bancaires majoré d'une marge applicable. FET Resources a aussi une facilité d'exploitation de 10 millions de dollars avec un prêteur en vertu de la facilité de crédit. Les facilités sont garanties par le capital de 300 millions de dollars d'une débenture remboursable sur demande comportant une charge variable sur la totalité de l'actif de FET Resources; les facilités font l'objet d'une révision annuelle aux termes de laquelle les prêteurs peuvent réviser les modalités d'emprunt.

(2) À la date des présentes, 1 469 500 parts sont réservées aux fins d'émission à l'exercice des droits d'achat de parts en vertu du régime incitatif de droits à des parts de fiducie; 695 500 droits ont été octroyés et sont en circulation. De plus, à la date des présentes, 809 958 parts ont été réservées pour émission en vertu du régime de primes de la direction de la fiducie.

(3) Se reporter à la rubrique « Description des parts – Droits de vote spéciaux » pour une description des droits de vote spéciaux.

(4) Compte tenu de l'émission de 5 000 000 de parts pour un produit brut total de 74 500 000 $ moins les honoraires de 3 725 000 $ des preneurs fermes et des frais d'émission évalués à 375 000 $; le produit net de l'émission, évalué à 70 400 000 $, sera utilisé en partie pour financer l'acquisition de la propriété Tommy Lake.

(5) Au 31 décembre 2002 et au 30 septembre 2003, la fiducie avait des bénéfices non répartis s'élevant respectivement à 44,3 millions de dollars et à 73,4 millions de dollars et des distributions aux porteurs de parts accumulées de 11,1 millions de dollars et de 40,6 millions de dollars, respectivement.

VARIATION DU COURS ET VOLUME DE NÉGOCIATION DES PARTS

Les parts en circulation sont inscrites à la cote de la TSX sous le symbole « FET.UN ». Le tableau suivant présente les cours extrêmes et le volume de négociation des parts à la TSX pendant les périodes indiquées :

Période	Haut (en dollars)	Bas (en dollars)	Volume
2002			
Août (29 et 30)	9,98	9,10	1 374 500
Septembre	10,65	9,52	4 883 511
Octobre	10,50	9,49	3 952 340
Novembre	10,50	9,32	2 890 309
Décembre	10,40	8,85	3 102 351
2003			
Premier trimestre	11,70	10,06	6 937 332
Deuxième trimestre	12,85	10,80	5 217 702
Troisième trimestre	14,50	11,95	5 396 210
Quatrième trimestre	15,30	13,25	4 689 510
2004			
Janvier	15,08	14,20	2 297 330
Février	14,64	13,10	2 227 262
Mars (jusqu'au 5)	15,03	14,70	341 380

Note

(1) Les parts sont négociées à la TSX depuis la réalisation de l'arrangement, soit le 29 août 2002.

Le 5 mars 2004, soit le jour de bourse précédant l'annonce du présent placement au public, le cours de clôture des parts s'est établi à 15,00 $ à la TSX.

DISTRIBUTIONS EN ESPÈCES

Le tableau suivant présente le montant des distributions en espèces mensuelles par part versées par la Fiducie pour les mois indiqués depuis la réalisation de l'arrangement.

	Distribution par part
2002	
Septembre[(1)]	0,11
Octobre	0,11
Novembre	0,11
Décembre	0,11

	Distribution par part
2003	
Janvier	0,135
Février	0,135
Mars	0,135
Avril	0,14
Mai	0,14
Juin	0,14
Juillet	0,14
Août	0,14
Septembre	0,14
Octobre	0,14
Novembre	0,14
Décembre	0,14
2004	
Janvier	0,14
Février	0,14[(2)]

Notes

(1) Cette distribution était la première distribution en espèces faite par la Fiducie après la réalisation de l'arrangement.

(2) La Fiducie a annoncé le 18 février 2004 que la prochaine distribution mensuelle d'espèces distribuables de 0,14 $ par part sera versée le 15 mars 2004 aux porteurs de parts inscrits le 29 février 2004.

La Fiducie verse des distributions en espèces le 15e jour de chaque mois (ou le jour ouvrable suivant) aux porteurs de parts de fiducie inscrits à la date de clôture des registres aux fins d'une distribution précédente.

Les souscripteurs qui achètent des parts dans le cadre du présent placement et qui détiennent celles-ci à la date de clôture des registres pertinente auront droit aux distributions à compter de la distribution devant être versée vers le 15 avril 2004, à la condition que la clôture du présent placement ait lieu d'ici le 31 mars 2004, date de clôture des registres prévue relativement à cette distribution. Les souscripteurs n'auront pas droit à la distribution devant être versée aux porteurs de parts le 15 mars 2004, dont la date de clôture des registres est le 29 février 2004.

EMPLOI DU PRODUIT

Le produit net que la Fiducie tirera de la vente des parts qui font l'objet du présent prospectus est estimé à 70 400 000 $, déduction faite de la rémunération de 3 725 000 $ payable aux preneurs fermes et des frais d'émission estimés à 375 000 $. Voir « *Mode de placement* ». La Fiducie affectera le produit net tiré du présent placement à la souscription de titres de FET Resources. FET Resources affectera le produit net tiré du présent placement au financement de l'acquisition de Tommy Lakes.

MODE DE PLACEMENT

Aux termes de la convention de prise ferme, la Fiducie a convenu d'émettre et de vendre aux preneurs fermes, et ces derniers ont individuellement convenu d'acheter, un nombre global de 5 000 000 parts le 23 mars 2004, ou à une autre date, au plus tard le 16 avril 2004, dont les parties à la convention de prise ferme pourraient convenir. Les parts ne seront remises que si les preneurs fermes versent à la Fiducie, à la clôture, 14,90 $ par part. La convention de prise ferme prévoit que la Fiducie versera aux preneurs fermes une rémunération de 0,745 $ par part émise et vendue par la Fiducie, soit une rémunération globale de 3 725 000 $, en contrepartie de leurs services dans le cadre du présent placement. Les modalités du présent placement ont été établies par voie de négociation entre FET Resources, pour le compte de la Fiducie, et les preneurs fermes.

Les obligations des preneurs fermes aux termes de la convention de prise ferme sont individuelles et ces derniers peuvent y mettre fin, à leur discrétion, si certaines conditions se réalisent. Sous réserve de certaines exceptions prévues dans la convention de prise ferme, si l'un des preneurs fermes n'achète pas les parts qu'il avait convenu d'acheter, les autres preneurs fermes pourront, sans y être tenus, acheter les parts en question. Toutefois, les preneurs fermes sont tenus de prendre en livraison et de payer toutes les parts si au moins l'une d'entre elles est achetée aux termes de la convention de prise ferme. La convention de prise ferme prévoit

également que la Fiducie et FET Resources indemniseront les preneurs fermes ainsi que leurs administrateurs, les membres de leur direction, leurs mandataires, leurs actionnaires et leurs employés de certaines responsabilités et de certains frais.

Il est prévu que la clôture aura lieu vers le 23 mars 2004 ou à une autre date dont la Fiducie et les preneurs fermes pourraient convenir, au plus tard le 16 avril 2004. Les certificats définitifs représentant les parts pourront être remis à la clôture.

Les preneurs fermes ont avisé la Fiducie que, dans le cadre du présent placement, ils peuvent, sous réserve des lois applicables, faire des opérations visant à fixer ou à stabiliser le cours des parts à un niveau autre que celui qui serait formé sur le marché libre. Ces opérations, si elles sont commencées, peuvent être interrompues à tout moment.

La Fiducie a convenu de ne pas, sous réserve de certaines exceptions, pendant la période de 90 jours suivant la date de clôture du présent placement, placer ou émettre des parts ou des titres convertibles en parts ou échangeables contre des parts, ni s'engager à le faire, sans le consentement de Scotia Capitaux Inc. et de RBC Dominion valeurs mobilières Inc., pour le compte des preneurs fermes, qui ne pourra refuser ce consentement sans motif valable.

La Fiducie a demandé à la TSX d'inscrire les parts qui font l'objet du présent placement à sa cote. Cette inscription a pour condition que la Fiducie remplisse toutes les exigences en matière d'inscription de la TSX.

Les parts qui font l'objet des présentes n'ont pas été et ne seront pas inscrites en vertu de la *Securities Act of 1933* des États-Unis, en sa version modifiée (la « Loi sur les valeurs mobilières américaine »), ou des lois sur les valeurs mobilières d'un État. Par conséquent, elles ne peuvent être placées ni vendues aux États-Unis ni à des personnes des États-Unis (au sens donné au terme *U.S. Person* dans le règlement S de la Loi sur les valeurs mobilières américaine), sauf dans le cadre d'opérations dispensées des exigences d'inscription de la Loi sur les valeurs mobilières américaine ou des lois sur les valeurs mobilières applicables des États.

LIENS ENTRE LA FIDUCIE, FET RESOURCES ET CERTAINS PRENEURS FERMES

Scotia Capitaux Inc., RBC Dominion valeurs mobilières Inc., Marchés mondiaux CIBC Inc. et Valeurs Mobilières TD Inc. appartiennent, directement ou indirectement, à des banques à charte canadiennes (les « banques ») qui prêtent à FET Resources. Par conséquent, la Fiducie peut être considérée comme un « émetteur associé » à ces preneurs fermes en vertu des lois canadiennes sur les valeurs mobilières applicables. Au 1er mars 2004, FET Resources devait aux banques une somme globale de 26,8 M$ aux termes des facilités de crédit décrites à la note 1 du tableau qui figure à la rubrique « *Structure du capital consolidée de la Fiducie* ». FET Resources respecte toutes les modalités importantes des conventions régissant les facilités de crédit et les banques n'ont pas renoncé à leurs droits en cas de violation déterminante de ces conventions par FET Resources depuis la signature de celles-ci. Ni la situation financière de FET Resources ni la valeur de la garantie donnée à l'égard des facilités de crédit n'a changé sensiblement depuis que celles-ci ont été contractées.

La décision de placer les parts qui font l'objet des présentes a été prise, et les modalités du présent placement ont été établies, par voie de négociation entre FET Resources, pour le compte de la Fiducie, et les preneurs fermes. Les banques n'ont pris part ni à cette décision ni à l'établissement de ces modalités, mais elles ont été informées de l'émission et des modalités de celle-ci. En conséquence du présent placement, Scotia Capitaux Inc., RBC Dominion valeurs mobilières Inc., Marchés mondiaux CIBC Inc. et Valeurs Mobilières TD Inc. recevront leurs parts respectives de la rémunération payable aux preneurs fermes.

INTÉRÊTS DES EXPERTS

Certaines questions d'ordre juridique ayant trait au présent placement seront examinées par Burnet, Duckworth & Palmer LLP, pour le compte de la Fiducie, et par Bennett Jones LLP, pour le compte des preneurs fermes. À la date des présentes, les associés et les avocats salariés de Burnet, Duckworth & Palmer LLP et de Bennett Jones LLP sont collectivement propriétaires, directement ou indirectement, de moins de 1 % des parts.

CONSIDÉRATIONS FISCALES FÉDÉRALES CANADIENNES

De l'avis de Burnet, Duckworth & Palmer LLP et de Bennett Jones LLP (collectivement, les « conseillers juridiques »), le texte qui suit résume fidèlement les principales considérations fiscales fédérales canadiennes, en vertu de la Loi de l'impôt, généralement applicables au porteur de parts qui fait l'acquisition de parts dans le cadre du présent placement et qui, aux fins de la Loi de l'impôt, détient les parts à titre d'immobilisations et n'a aucun lien de dépendance avec la Fiducie et les preneurs fermes.

En général, les parts seront considérées comme des immobilisations pour leur porteur, à la condition que celui-ci ne les détienne pas dans le cadre de l'exploitation d'une entreprise de négociation de titres et qu'il ne les ait pas acquises au moyen d'une ou de plusieurs opérations considérées comme un risque de caractère commercial. Certaines parts qui, autrement, ne seraient pas considérées comme des immobilisations pourraient l'être, dans certaines circonstances, si leurs porteurs font le choix irrévocable permis par le paragraphe 39(4) de la Loi de l'impôt de considérer tous les titres canadiens comme des immobilisations. Le présent résumé ne s'applique pas (i) au porteur de parts qui est une « institution financière », au sens de la Loi de l'impôt, aux fins des règles d'évaluation à la valeur du marché, (ii) au porteur de parts dans lequel une participation constituerait un « abri fiscal déterminé » au sens de la Loi de l'impôt ni (iii) au porteur de parts qui constitue une « institution financière déterminée », au sens de la Loi de l'impôt. Un tel porteur devrait consulter son fiscaliste avant d'investir dans les parts.

Le présent résumé est fondé sur les dispositions de la Loi de l'impôt en vigueur en date des présentes et sur l'interprétation que donnent les conseillers juridiques aux pratiques administratives publiées actuelles de l'Agence du revenu du Canada (l'« ARC »). Sauf pour ce qui est des propositions expresses visant à modifier la Loi de l'impôt qui ont été annoncées publiquement par le ministre des Finances fédéral avant la date des présentes (les « modifications proposées »), le présent résumé ne tient pas compte ni ne prévoit de modifications de la législation en matière d'impôt sur le revenu, que ce soit par voie législative, réglementaire ou judiciaire, ni de modifications aux pratiques administratives ou de cotisation de l'ARC. Le présent résumé n'aborde pas toutes les considérations fiscales fédérales canadiennes possibles et ne tient pas compte des considérations fiscales provinciales, territoriales ou étrangères découlant de l'acquisition, de la propriété ou de la disposition de parts. Sauf indication contraire, le présent résumé repose sur l'hypothèse selon laquelle toutes les opérations décrites dans les présentes se font à la juste valeur marchande.

Le présent résumé est général et n'est pas destiné à constituer un avis fiscal ou juridique à l'intention des acquéreurs ou porteurs de parts éventuels, et il ne doit pas être interprété comme tel; aucune déclaration n'est faite quant aux conséquences fiscales applicables à un acquéreur ou porteur éventuel. Par conséquent, les porteurs de parts éventuels devraient consulter leur fiscaliste en ce qui a trait à leur situation particulière.

Régime fiscal de la Fiducie

Selon des déclarations faites par FET Resources, de l'avis des conseillers juridiques, la Fiducie est actuellement admissible à titre de « fiducie de fonds commun de placement » au sens de la Loi de l'impôt, et le présent résumé présume qu'elle continuera de l'être. Ce régime dépendra d'un certain nombre de facteurs, y compris la nature de l'actif et des activités de la Fiducie, la dispersion de la propriété des parts et la mesure dans laquelle celles-ci sont la propriété de non-résidents du Canada. Les conseillers juridiques ont été informés par FET Resources qu'il est prévu que la Fiducie continuera de remplir ces exigences de la Loi de l'impôt afin de demeurer admissible à titre de fiducie de fonds communs de placement pendant toute son existence, mais il n'est pas certain que cette admissibilité pourra être maintenue. Dans le cas contraire, les considérations fiscales pourraient être, à certains égards, considérablement différentes de celles qui sont décrites ci-dessous.

Revenu de la Fiducie

La Fiducie est assujettie à l'impôt au cours de chaque année d'imposition sur son revenu de l'année comme si elle était un particulier distinct. L'année d'imposition de la Fiducie correspond à l'année civile.

Aux fins du calcul de son revenu d'une année d'imposition, la Fiducie est tenue d'inclure tout l'intérêt sur les placements qu'elle détient, y compris l'intérêt sur les billets de FET, sur les billets dus par une fiducie filiale et sur le revenu de cette fiducie filiale qui lui revient jusqu'à la fin de l'année ou qu'elle peut recevoir ou qu'elle reçoit avant la fin de l'année, sauf dans la mesure où cet intérêt avait été pris en considération dans le calcul de son revenu d'une année d'imposition précédente. À la condition que la Fiducie fasse les attributions appropriées, tous les dividendes qu'elle aurait inclus dans son revenu à titre de dividendes reçus sur des actions de sociétés canadiennes imposables dont elle est propriétaire, y compris les actions ordinaires de FET, seront réputés avoir été reçus par les porteurs de parts et non par la Fiducie. La Fiducie sera également tenue d'inclure dans son revenu de chaque année d'imposition toutes les sommes relatives aux redevances pétrolières versées par FET Resources. Une déclaration a été faite aux conseillers juridiques selon laquelle le droit de redevance octroyé à la Fiducie constituait un « avoir minier canadien ». Conformément à cette déclaration, le coût pour la Fiducie de ce droit de redevance a été ajouté aux frais à l'égard de biens canadiens relatifs au pétrole et au gaz cumulatifs (les « FBCPG cumulatifs ») de la Fiducie. La Fiducie a généralement le droit de déduire annuellement 10 % du solde non déduit de ses FBCPG cumulatifs. La Fiducie peut déduire, à l'égard de chaque année d'imposition, une somme ne dépassant pas 20 % des frais d'émission totaux du présent placement et d'autres placements de parts ou de titres de créance (sous réserve d'un rajustement proportionnel dans le cas d'une année d'imposition abrégée), dans la

mesure où ces frais n'étaient pas déductibles au cours d'une année antérieure, et elle peut aussi déduire les frais de gestion et d'administration raisonnables qu'elle a engagés pendant l'année.

Dans la mesure où la Fiducie réalise un revenu pour une année d'imposition, une fois que les inclusions et déductions décrites ci-dessus ont été faites, elle pourra déduire la totalité des sommes qu'elle a versées ou doit verser aux porteurs de parts sur son revenu au cours de l'année. Une somme sera considérée comme payable à un porteur de parts au cours d'une année d'imposition seulement si elle lui est versée au cours de l'année par la Fiducie ou si le porteur de parts a le droit d'en exiger le versement au cours de l'année. Voir « *– Imposition des porteurs de parts résidents du Canada – Revenu tiré des parts* ». L'acte de fiducie prévoit que la Fiducie est généralement tenue de verser la totalité de son revenu chaque année aux porteurs de parts. Par conséquent, il est prévu que, en règle générale, la Fiducie n'aura pas de revenu imposable aux fins de la Loi de l'impôt. Aux fins du calcul de son revenu d'une année d'imposition, la Fiducie peut, à sa discrétion, demander une déduction d'un montant inférieur à son revenu de l'année qui devient payable aux porteurs de parts au cours de la même année, de façon à utiliser les pertes subies au cours d'années d'imposition antérieures. La Fiducie peut choisir de ne pas demander toutes les déductions dans la pleine mesure permise par la Loi de l'impôt aux fins du calcul de son revenu et de son revenu imposable.

Imposition des porteurs de parts résidents du Canada

Revenu tiré des parts

Chaque porteur de parts est généralement tenu d'inclure dans le calcul de son revenu d'une année d'imposition donnée la partie du bénéfice net de la Fiducie qui lui était payable au cours de l'année en question, que cette somme lui ait été ou non réellement versée au cours de l'année en question. Le revenu qu'un porteur de parts tire des parts sera considéré comme un revenu tiré de biens et non comme un revenu relatif à des ressources (ou des « bénéfices relatifs à des ressources ») aux fins de la Loi de l'impôt. Les pertes subies par la Fiducie aux fins de la Loi de l'impôt ne peuvent être attribuées aux porteurs de parts ni être traitées comme des pertes subies par ces derniers.

À la condition que la Fiducie effectue les attributions appropriées, la partie de ses gains en capital imposables nets et des dividendes imposables qui est payée ou payable à un porteur de parts conservera son caractère et sera traitée à ce titre entre les mains du porteur de parts aux fins de la Loi de l'impôt. La partie non imposable des gains en capital réalisés nets de la Fiducie qui est payée ou payable à un porteur de parts au cours d'une année ne sera pas incluse dans le calcul du revenu de celui-ci pour l'année en question ni ne réduira le prix de base rajusté des parts pour le porteur de parts. Toute autre somme en sus du bénéfice net de la Fiducie qui est payée ou payable par celle-ci à un porteur de parts au cours d'une année ne doit pas, de manière générale, être incluse dans le revenu du porteur de parts pour l'année en question. Toutefois, lorsqu'une telle somme devient payable à un porteur de parts, sauf à titre de produit de disposition d'une part, le prix de base rajusté des parts détenues par ce porteur de parts sera généralement réduit de cette somme.

Le porteur de parts qui, pendant toute l'année d'imposition pertinente, est une « société privée sous contrôle canadien », au sens de la Loi de l'impôt, pourrait être tenu de payer un impôt remboursable supplémentaire de 6 2/3 % sur certains revenus de placement, y compris les gains en capital imposables et certains revenus d'une fiducie.

Prix de base rajusté des parts

Le coût d'une part, pour le porteur de parts, correspond de manière générale au prix d'achat des parts majoré des autres frais raisonnables engagés dans le cadre de l'achat de celles-ci. En règle générale, il faut faire la moyenne de ces sommes et du prix de base rajusté de toutes les autres parts alors détenues par le porteur de parts à titre d'immobilisations afin d'obtenir le prix de base rajusté de chaque part. Les sommes distribuées à un porteur de parts par la Fiducie relativement à une part réduiront le prix de base rajusté de la part pour le porteur de parts, dans la mesure où elles excèdent la quote-part du porteur de parts dans le bénéfice net de la Fiducie, calculée selon les principes décrits ci-dessus. Dans la mesure où le prix de base rajusté d'une part, pour le porteur, serait inférieur à zéro, le nombre négatif sera réputé être un gain en capital réalisé par le porteur de parts au moment de la disposition de la part au cours de l'année où le nombre négatif est obtenu. Voir « *– Disposition de parts* ». Au début de l'année prochaine, le prix de base rajusté des parts correspondra à zéro.

Disposition de parts

La disposition réelle ou réputée de parts (autrement que dans le cadre d'une opération avec report d'impôt) par un porteur de parts, dans le cadre d'un rachat ou autrement, donne lieu à un gain (une perte) en capital dans la mesure où le produit de disposition (à l'exclusion de toute somme payable par la Fiducie qui doit par ailleurs être incluse dans le revenu du porteur de parts, tel qu'il est décrit ci-dessus) est supérieur (inférieur) au prix de base rajusté des parts pour le porteur de parts, plus les frais de disposition raisonnables. La moitié des gains en capital réalisés par le porteur de parts au moment de la disposition d'une part doit être incluse, en vertu de la Loi de l'impôt, dans son revenu de l'année de la disposition à titre de gain en capital imposable. La moitié des pertes en capital subies au moment de la disposition d'une part peut être déduite des gains en capital imposables réalisés par le porteur de parts au cours de l'année de la disposition, des trois années d'imposition antérieures ou d'une année d'imposition ultérieure, dans la mesure et dans les circonstances décrites dans la Loi de l'impôt.

Les gains en capital imposables réalisés par le porteur de parts qui est un particulier ou une fiducie, sauf certains types de fiducies, peuvent donner lieu à l'impôt minimum de remplacement, selon la situation du porteur de parts. Le porteur de parts qui, pendant toute l'année pertinente, est une « société privée sous contrôle canadien » au sens de la Loi de l'impôt pourrait être tenu de payer un impôt remboursable supplémentaire sur certains revenus de placement, y compris les gains en capital imposables.

Rachat de parts

Le rachat de parts en contrepartie d'espèces, de billets de rachat ou de billets (au sens donné à chacun de ces termes dans la notice annuelle de la Fiducie), selon le cas, constitue une disposition de ces parts en contrepartie d'un produit de disposition correspondant à la somme en espèces ou au moindre de la perte sur la juste valeur marchande de ces billets de rachat ou de ces billets, moins toute tranche de celui-ci qui est considérée comme une distribution sur le revenu de la Fiducie. En conséquence, les porteurs de parts qui font racheter leurs parts réaliseront un gain en capital, ou subiront une perte en capital, dans la mesure où le produit est supérieur, ou inférieur, au prix de base rajusté des parts ainsi rachetées. Les porteurs de billets de rachat ou de billets sont généralement tenus d'inclure dans leur revenu l'intérêt qu'ils ont reçus, qu'ils recevront ou qui leur revient (selon que le porteur de parts est un particulier, une société par actions ou une fiducie) sur ceux-ci. Le coût, pour un porteur de parts, d'un bien qui lui est distribué par la Fiducie sera réputé correspondre à la juste valeur marchande de ce bien au moment de la distribution. Les porteurs de parts devraient consulter leurs fiscalistes quant aux conséquences de la réception de billets de rachat au moment d'un rachat.

Non-résidents du Canada

La somme que la Fiducie distribue sur son revenu à un porteur de parts qui n'est pas ni n'est réputé être un résident du Canada aux fins de la Loi de l'impôt sera généralement assujettie à une retenue d'impôt canadien au taux de 25 %, à moins que ce taux ne soit réduit par les dispositions d'une convention fiscale conclue entre le Canada et le territoire de résidence du porteurs de parts. Par exemple, les porteurs de parts résidents des États-Unis qui peuvent bénéficier de la *Convention fiscale de 1980 entre le Canada et les États-Unis d'Amérique* pourront faire ramener le taux de retenue d'impôt à 15 % du montant des distributions sur le revenu.

La disposition réelle ou réputée d'une part, dans le cadre d'un rachat, en raison de distributions sur le capital excédant le prix de base rajusté de la part pour un porteur de parts, ou autrement, ne donnera pas lieu à un gain en capital assujetti à l'impôt en vertu de la Loi de l'impôt pour un porteur qui n'est pas ni n'est réputé être un résident du Canada, à la condition que la part en question ne soit pas un « bien canadien imposable » du porteur de parts aux fins de la Loi de l'impôt. Les parts ne constitueront généralement pas des biens canadiens imposables pour un tel porteur, à moins que a) le porteur de parts ne les détienne ou ne les utilise, ou ne soit réputé les détenir ou les utiliser, dans le cadre de l'exploitation d'une entreprise au Canada, b) les parts ne constituent des « biens d'assurance désignés » du porteur de parts aux fins de la Loi de l'impôt, c) à tout moment au cours de la période de 60 mois précédant la disposition des parts, le porteur de parts ou les personnes qui ont des liens de dépendance avec celui-ci, ou le porteur de parts et ces personnes, n'aient été propriétaires de 25 % et plus des parts émises ou d) la Fiducie ne soit pas une fiducie de fonds commun de placement aux fins de la Loi de l'impôt à la date de la disposition.

ADMISSIBILITÉ À DES FINS DE PLACEMENT

Si la Fiducie est admissible à titre de fiducie de fonds commun de placement, les parts constitueront généralement des placements admissibles en vertu de la Loi de l'impôt pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds

enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés d'épargne-études (les « régimes »). Les régimes ne seront généralement pas tenus de payer de l'impôt à l'égard des distributions reçues de la Fiducie ou des gains en capital réalisés au moment de la disposition de parts. Si la Fiducie cesse d'être admissible à titre de fiducie de fonds commun de placement, les parts cesseront de constituer des placements admissibles pour les régimes. Si un régime acquiert ou détient des biens qui ne constituent pas des placements admissibles, cela pourrait avoir des répercussions fiscales défavorables sur le régime en question ou le rentier de celui-ci.

Les régimes qui sont propriétaires de parts devraient consulter leurs fiscalistes avant de décider d'exercer leur droit au rachat, étant donné que la contrepartie reçue au moment du rachat pourrait, dans certaines circonstances, ne pas constituer un placement admissible pour ces régimes.

Si la Fiducie limite les biens étrangers qu'elle détient conformément au plafond prescrit dans la Loi de l'impôt et qu'elle est admissible à titre de fiducie de fonds commun de placement, les parts ne constitueront pas des biens étrangers pour les régimes (à l'exception des régimes enregistrés d'épargne-études), les régimes de pension agréés et d'autres personnes assujetties à l'impôt de la Partie XI de la Loi de l'impôt. Les régimes enregistrés d'épargne-études ne sont pas assujettis à cet impôt.

FACTEURS DE RISQUE

Un placement dans les parts comporte certains risques. Les épargnants devraient évaluer soigneusement les facteurs de risque suivants, ainsi que ceux qui sont décrits à la rubrique « *Facteurs de risque* » de la notice annuelle de la Fiducie.

Incapacité possible de conclure l'acquisition de Tommy Lakes

La direction estime que le risque de ne pas conclure l'acquisition de Tommy Lakes est minime. Si l'acquisition de Tommy Lakes n'est pas conclue, Focus affectera le produit net du placement de parts au remboursement de la dette bancaire et au financement d'acquisitions futures.

Échec possible de la matérialisation des avantages prévus des acquisitions

La Fiducie a réalisé l'acquisition de Loon Lake et réalisera l'acquisition de Tommy Lakes afin de renforcer sa situation dans le secteur du pétrole et du gaz naturel et de susciter la possibilité de concrétiser certains avantages, notamment des économies de coûts éventuelles. La matérialisation des avantages de ces acquisitions dépendra en partie de la réussite du regroupement des fonctions et de l'intégration opportune et efficace des exploitations et des méthodes, ainsi que de la capacité de la Fiducie et de FET Resources de tirer profit des possibilités de croissance attendues de ces acquisitions. L'intégration de FET Resources et des propriétés nouvellement acquises exigera beaucoup d'efforts, de temps et de ressources de la part de la direction, qui pourrait ainsi ne plus être en mesure de consacrer son attention et ses ressources à d'autres occasions stratégiques et aux questions relatives à l'exploitation au cours de ce processus.

Modifications possibles apportées à l'impôt sur le revenu

Le ministre des Finances du Canada devrait présenter un budget fédéral le 23 mars 2004. Il n'est aucunement assuré que les lois fiscales ou d'autres lois applicables à la Fiducie ou au secteur pétrolier et gazier en général ne seront pas modifiées d'une manière qui aurait une incidence défavorable sur la Fiducie ou les porteurs de parts.

LITIGES

Il n'y a aucun litige en cours auquel la Fiducie ou FET Resources est partie ou qui viserait l'un ou l'autre de leurs biens respectifs et qui présenterait de l'importance pour la Fiducie, et aucun litige de cette nature ne semble imminent.

VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de la Fiducie sont KPMG s.r.l., comptables agréés, 205, 5th Avenue S.W., bureau 1200, Calgary (Alberta) T2P 4B5. KPMG s.r.l., comptables agréés, sont devenus les vérificateurs de la Société en date du 8 avril 2003.

Valiant Trust Company, à son bureau principal de Calgary, en Alberta, et par l'entremise de son coagent, Equity Transfer Services Inc., à son bureau principal de Toronto, en Ontario, est l'agent des transferts et agent chargé de la tenue des registres des parts.

DROIT DE RÉSOLUTION ET SANCTIONS CIVILES

Les lois établies par diverses autorités législatives au Canada confèrent à l'acquéreur un droit de résolution qui ne peut être exercé que dans les deux jours ouvrables suivant la réception ou la réception présumée du prospectus et des modifications. Ces lois permettent également à l'acquéreur de demander la nullité ou, dans certains cas, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus ou des modifications contenant des informations fausses ou trompeuses ou par suite de la non-transmission du prospectus ou des modifications. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

CONSENTEMENTS DES VÉRIFICATEURS

Consentement de Deloitte & Touche s.r.l.

Nous avons lu le prospectus simplifié provisoire de Focus Energy Trust (la « Fiducie ») daté du 8 mars 2004 relatif à l'émission et à la vente de parts de la Fiducie (le « prospectus »). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention du vérificateur à l'égard des documents de placement. Nous n'avons toutefois pas exécuté de procédés de vérification ou d'examen après le 28 février 2003, qui est la date de notre rapport des vérificateurs portant sur les états financiers consolidés au 31 décembre 2002.

Nous consentons à ce que soit intégré par renvoi dans le présent prospectus notre rapport aux porteurs de parts de la Fiducie portant sur les bilans consolidés de la Fiducie aux 31 décembre 2002 et 2001 et sur les états consolidés des résultats et des bénéfices non répartis et des flux de trésorerie des exercices terminés à ces dates. Notre rapport est daté du 28 février 2003.

Calgary, Canada
Le 8 mars 2004

(signé) « Deloitte & Touche s.r.l. »
Comptables agréés

Consentement de KPMG s.r.l.

Au conseil d'administration de FET Resources Ltd.:

Nous avons lu le prospectus simplifié de Focus Energy Trust (la « Fiducie ») daté du • mars 2004 relatif à la vente et à l'émission de parts de la Fiducie (le « prospectus »). Nous nous sommes conformés aux normes de vérification généralement reconnues du Canada concernant l'intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit inclus dans le prospectus susmentionné notre rapport aux administrateurs de FET Resources Ltd. portant sur le tableau des produits et des charges d'exploitation de la propriété de Tommy Lakes de chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2003. Notre rapport est daté du 8 mars 2004.

Calgary, Canada
Le • mars 2004

(signé) « •»
Comptables agréés

ANNEXE A – ÉTATS FINANCIERS PRO FORMA DE LA FIDUCIE POUR L'EXERCICE TERMINÉ LE 31 DÉCEMBRE 2002 ET LA PÉRIODE DE NEUF MOIS TERMINÉE LE 30 SEPTEMBRE 2003

Rapport sur la compilation

Aux administrateurs de FET Resources Ltd. :

Nous avons lu le bilan consolidé pro forma non vérifié de Focus Energy Trust (la « Fiducie ») au 30 septembre 2003 et les états consolidés des résultats pro forma non vérifiés pour la période de neuf mois terminée le 30 septembre 2003 et pour l'exercice terminé le 31 décembre 2002 (collectivement, les « états pro forma »), qui se trouvent ci-joints, et nous avons mis en oeuvre les procédés suivants :

1. Nous avons comparé les chiffres des colonnes portant l'en-tête « Focus Energy Trust » avec ceux des états financiers consolidés non vérifiés de Focus Energy Trust au 30 septembre 2003 ainsi que pour la période de neuf mois terminée à cette date, et avec ceux des états financiers consolidés vérifiés de Focus Energy Trust pour l'exercice terminé le 31 décembre 2002, respectivement, et nous avons constaté qu'ils concordaient.
2. Nous avons comparé les chiffres des colonnes portant l'en-tête « Actifs de Storm Energy » avec ceux du tableau des produits et des charges se rapportant aux actifs cédés à Storm Energy Ltd. aux termes de l'arrangement, et nous avons constaté qu'ils concordaient.
3. Nous avons comparé les chiffres des colonnes des états consolidés des résultats pro forma portant l'en-tête « Acquisition de la propriété de Tommy Lakes » avec ceux d'un tableau qui ventile les montants figurant dans le tableau vérifié des produits et des charges de la propriété de Tommy Lakes pour l'exercice terminé le 31 décembre 2003, et avec ceux du tableau vérifié des produits et des charges de la propriété de Tommy Lakes pour l'exercice terminé le 31 décembre 2002, respectivement, et nous avons constaté qu'ils concordaient.
4. Nous avons pris des renseignements auprès de certains représentants de la Fiducie, responsables des questions financières et comptables, au sujet :
   a) du mode de détermination des rajustements pro forma;
   b) de la conformité des états pro forma, à tous les égards importants sur le plan de la forme, aux exigences réglementaires des diverses commissions des valeurs mobilières et organismes de réglementation canadiens.

   Ces représentants :

   c) nous ont décrit le mode de détermination des ajustements pro forma;
   d) ont déclaré que les états pro forma sont conformes, à tous les égards importants sur le plan de la forme, aux exigences réglementaires des diverses commissions des valeurs mobilières et organismes de réglementation canadiens.
5. Nous avons lu les notes complémentaires des états pro forma, et nous avons constaté qu'elles étaient cohérentes avec le mode de détermination des rajustements pro forma qui m'a été décrit
6. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les colonnes portant les en-têtes « Focus Energy Trust » et « Acquisition de la propriété de Tommy Lakes » au 30 septembre 2003, ainsi que pour la période de neuf mois terminée à cette date et pour l'exercice terminé le 31 décembre 2002, et nous avons constaté que les montants dans la colonne portant l'en-tête « Focus Energy Trust pro forma » étaient arithmétiquement exacts.

Les états financiers pro forma sont fondés sur les hypothèses de la direction et sur des ajustements qui sont par nature subjectifs. Les procédés décrits ci-dessus sont considérablement restreints par rapport à ceux d'une vérification ou d'un examen, qui visent l'expression d'une assurance à l'égard des hypothèses de la direction, des ajustements pro forma, et de l'application des ajustements à l'information financière historique. Par conséquent, nous n'exprimons aucune assurance de cette nature. Les procédés décrits ci-dessus ne permettent pas nécessairement de déceler tous les faits qui sont significatifs par rapport aux états financiers pro forma et, par conséquent, nous ne faisons aucune déclaration quant à la suffisance des procédés par rapport aux besoins d'un lecteur de ces états.

Calgary, Canada

Le • mars 2004

(signé) « • »

Comptables agréés

BILAN CONSOLIDÉ PRO FORMA
Au 30 septembre 2003
(Non vérifié)
(en milliers)

	Focus Energy Trust	Ajustements pro forma	Notes	Focus Energy Trust pro forma
ACTIF				
Actif à court terme				
Espèces et quasi-espèces	737 $			737 $
Débiteurs	16 991			16 991
Charges payées d'avance	806			806
	18 534			18 534
Immobilisations	172 087	110 000	3 i)	282 087
Fonds pour remise en état	870			870
Écart d'acquisition		34 320	3 i)	34 320
	191 491 $			335 811 $
PASSIF				
Passif à court terme				
Créditeurs et charges à payer	18 913 $			18 913 $
Distributions au comptant à payer	3 764			3 764
Contrat de marchandises	376			376
	23 053			23 053
Dette à long terme	21 000	39 600	3	60 600
Provision pour restauration et abandon des lieux	2 843			2 843
Impôts futurs	41 168	34 320	3 i)	75 488
	88 064			161 984
AVOIR DES PORTEURS DE PARTS				
Capital des porteurs de parts	61 614	70 400	3	132 014
Actions échangeables	7 019			7 019
Bénéfices non répartis	75 364			75 364
Distributions au comptant non réparties	(40 570)			(40 570)
	103 427			173 827
	191 491 $			335 811 $

Se reporter aux notes afférentes à l'état consolidé des résultats pro forma.

ÉTAT CONSOLIDÉ DES RÉSULTATS PRO FORMA
Pour la période de neuf mois terminée le 30 septembre 2003
(Non vérifié)
(en milliers, sauf les montants par part)

	Focus Energy Trust	Acquisition de la propriété de Tommy Lakes (note 3)	Ajustements pro forma (note 3)		Focus Energy Trust pro forma
Produits					
Produits tirés de la production	85 100 $	23 587 $			108 687 $
Redevances	(24 356)	(6 292)			(30 648)
Crédit d'impôt de l'Alberta au titre des redevances	214				214
Autres produits	2 053				2 053
	63 011				80 306
Charges					
Production	7 819	944			8 763
Convention de services techniques	2 100				2 100
Frais généraux et administratifs					
Directs	907		0	3 c	907
Programme de primes des cadres	1 350		430	3 d	1 758
Intérêts et financement	1 148		1 187	3 e	2 339
Épuisement et amortissement	18 347		6 977	3 f	25 324
Provision pour restauration et abandon des lieux	499		216	3 f	715
	32 170				41 907
Bénéfice avant impôts sur les bénéfices et autres impôts	30 841				38 399
Impôts sur les bénéfices et autres impôts					
Charge d'impôts futurs	(885)		(2 449)	3 g	(3 334)
Impôts exigibles et impôt des grandes sociétés	710		246	3 g	956
	(175)				(2 378)
Bénéfice net de la période	**31 016 $**				**40 777 $**
Nombre moyen pondéré total de parts de fiducie	30 074			3 h	33 210
Bénéfice net par part de fiducie	1,03 $				1,23 $

Se reporter aux notes afférentes à l'état consolidé des résultats pro forma.

ÉTAT CONSOLIDÉ DES RÉSULTATS PRO FORMA
Pour l'exercice terminé le 31 décembre 2002
(Non vérifié)
(en milliers, sauf les montants par part)

	Focus Energy Trust	Actifs de Storm Energy (note 2)	Ajustement pro forma (Note 2)		Sous-total	Acquisition de la propriété de Tommy Lakes (note 3)	Ajustements pro forma (note 3)		Focus Energy Trust pro forma
Produits									
Produits tirés de la production	114 594 $	(30 094)			84 500 $	17 721 $			102 220 $
Redevances	(28 091)	7 329			(20 762)	(3 756)			(24 518)
Crédit d'impôt de l'Alberta au titre des redevances	390	(64)	(111)	2 b	215				215
Autres produits	1 751		(4)	2 c	1 747				1 747
	88 644				65 700				79 664
Charges									
Production	12 976	(3 551)			9 425	1 687			11 112
Convention de services techniques	1 502		2 698	2 d	4 200				4 200
Frais généraux et administratifs									
Directs	2 546		(1 946)	2 d	600			3 c	800
Programme de primes des cadres	554		853	2 e	1 407		307	3 d	1 714
Intérêts et financement	2 473		(558)	2 f	1 914		1 524	3 e	3 439
Épuisement et amortissement	26 721		(5 759)	2 g	20 962		7 715	3 f	28 677
Provision pour restauration et abandon des lieux	1 226		(458)	2 h	768		239	3 f	1 007
	47 998				39 277				50 749
Bénéfice d'exploitation	40 646				26 423				28 915
Charges liées à la réorganisation	12 717				12 717				12 717
Bénéfice avant impôts sur les bénéfices et autres impôts	27 929				13 706				16 198
Impôts sur les bénéfices et autres impôts									
Charge d'impôts futurs	6 673		(5 865)	2 i	808		(3 936)	3 g	(3 128)
Impôts exigibles et impôts des grandes sociétés	2 051		246	2 i	2 297		324	3 g	2 622
	8 724				3 105				(506)
Bénéfice net de l'exercice	**19 205 $**				**10 601 $**				**16 704 $**
Nombre moyen pondéré total de parts de fiducie	28 210			2 j	28 210			3 h	33 210
Bénéfice net par part de fiducie	0.68 $				0,38 $				0.50 $

Se reporter aux notes afférentes à l'état consolidé des résultats pro forma.

FOCUS ENERGY TRUST

Notes afférentes à l'état consolidé des résultats pro forma
(Période de neuf mois arrêtée le 30 septembre 2003 et exercice terminé le 31 décembre 2002)
(Non vérifié)

1. Mode de présentation – Cession à Storm Energy Ltd. le 23 août 2002

Les états consolidés des résultats pro forma non vérifiés ci-joints pour la période de neuf mois terminée le 30 septembre 2003 et l'exercice terminé le 31 décembre 2002 (les « états pro forma ») ont été préparés pour refléter la cession importante d'actifs par FET Resources Ltd. à Storm Energy Ltd. par le biais de l'arrangement qui est entré en vigueur le 23 août 2002. Aucun ajustement à l'état consolidé des résultats pro forma pour la période de neuf mois terminée le 30 septembre 2003 n'est exigé pour comptabiliser l'opération.

Aux termes de l'arrangement, Storm Energy Inc. a été convertie d'une société dont les activités se centraient sur l'exploration et la production pétrolières et gazières en deux entités distinctes : i) Storm Energy Ltd., société ouverte dont les activités sont centrées sur l'exploration et la mise en valeur de réserves de pétrole et de gaz naturel et ii) Focus Energy Trust (la « Fiducie »), fiducie qui distribuera une part importante des liquidités à ses porteurs de parts. FET Resources Ltd., filiale en propriété exclusive de la Fiducie, détient des intérêts économiques directs dans certaines propriétés pétrolifères et gazéifères de Storm Energy Inc.

Compte tenu de l'arrangement, l'état consolidé des résultats de Focus Energy Trust a été préparé selon la méthode de la continuité des intérêts communs, méthode qui reconnaît la Fiducie à titre de société remplaçante de Storm Energy Inc.

Les états pro forma comprennent les comptes de la Fiducie, certaines participations dans une société, et de ses filiales en propriété exclusive, FET Resources Ltd. et FET Gas Production Ltd.

Les états pro forma ont été préparés par la direction conformément aux principes comptables généralement reconnus du Canada. Les états pro forma donnent effet aux opérations et aux hypothèses décrites à la note 2 comme si elles avaient eu lieu le 1er janvier 2002. Les états pro forma ne sont pas nécessairement représentatifs des résultats qui auraient été obtenus si les événements reflétés aux présentes avaient eu lieu aux dates indiquées ni des résultats qui pourraient être obtenus à l'avenir.

Les conventions comptables utilisées dans la préparation des états pro forma sont conformes à celles qui sont utilisées dans les états financiers consolidés vérifiés de la Fiducie au 31 décembre 2002. Les états pro forma ont été dressés à l'aide de renseignements dérivés des états financiers consolidés vérifiés pour 2002 de la Fiducie et de Storm Energy Ltd. et doivent être lus à la lumière de ceux-ci; ils ont également été dressés à l'aide de l'arrangement. De l'avis de la direction, les états pro forma comprennent tous les rajustements nécessaires pour la juste présentation de l'entité résultante.

2. Hypothèses et ajustements pro forma– Cession à Storm Energy Ltd. le 23 août 2002

Aux termes de l'arrangement, Storm Energy Inc. a été acquise par FET Resources Ltd., pour une contrepartie en actions de Storm Energy Ltd. et des parts de la Fiducie. Étant donné que l'ancien groupe d'actionnaires de Storm Energy Inc. détenait Storm Energy Ltd. et la Fiducie (y compris sa filiale en propriété exclusive FET Resources Ltd.), aucun ajustement à la valeur comptable des actifs et des passifs de Storm Energy Inc. n'est exigé pour comptabiliser l'opération.

Les états pro forma donnent effet aux hypothèses et ajustements suivants :

a) Aux termes de l'arrangement, les propriétés détenues par l'entité consolidée Storm Energy Inc. ont été transférées afin que Storm Energy Ltd. détienne un intérêt économique direct de 60 % dans certaines propriétés pétrolifères et une participation de 100 % dans des propriétés d'exploration, alors que FET Resources Ltd. détient un intérêt économique direct de 40 % dans certaines propriétés pétrolifères et une participation de 100 % dans certaines propriétés gazéifères dans l'est de la Colombie-Britannique et certaines propriétés gazéifères en Alberta. La valeur comptable nette des immobilisations de Storm Energy Inc. a été attribuée à FET Resources Ltd. en fonction de la partie des réserves établies de pétrole et de gaz attribuées à FET Resources Ltd., tel qu'il a été déterminé par des ingénieurs indépendants spécialisés.

b) Aux termes de l'arrangement, certains actifs sont devenus inadmissibles au crédit d'impôt de l'Alberta au titre des redevances.

c) Les autres produits sont liés aux installations et aux propriétés attribuées à Storm Energy Ltd.

d) Aux termes de la convention de services techniques, FET Resources Ltd. verse des frais de gestion, de mise en valeur, d'exploitation et de fonctionnement à Storm Energy Ltd. pour les propriétés transférées à FET Resources Ltd. à raison de 350 000 $ par mois. La convention prend fin le 30 juin 2003. Les frais généraux et administratifs directs comprennent la rémunération des dirigeants de FET Resources Ltd. et d'autres frais estimatifs calculés en fonction de charges réelles engagées par la Fiducie.

e) Le programme de primes des cadres donne lieu au paiement de 2,5 % des produits nets tirés de la production pour l'exercice (tel qu'il est défini dans l'arrangement). La première moitié de la prime est versée au comptant et la deuxième, par le biais de l'émission de parts de fiducie.

f) Dans le cadre de l'arrangement, l'encours de la dette de Storm Energy Inc. a été réparti selon un ratio de 36/64 entre Storm Energy Ltd. et FET Resources Ltd. De nouvelles facilités de crédit bancaires ont obtenues pour Storm Energy Ltd. et FET Resources Ltd. Par conséquent, l'intérêt a été recalculé en fonction d'une dette de 24 292 399 $ attribuée à Storm Energy Ltd. Se reporter à la note 3 afférente aux états financiers consolidés de Focus Energy Trust datés du 31 décembre 2002.

g) L'épuisement et l'amortissement ont été ajustés pour refléter l'application de l'amortissement proportionnel au rendement approprié pour tout le groupe de coûts attribué à Storm Energy Ltd. en fonction de l'évaluation des réserves prouvées de pétrole et de gaz naturel, telles qu'elles ont été déterminées par des ingénieurs indépendants spécialisés.

h) La provision pour restauration et abandon des lieux a été ajustée en fonction de provisions historiques liées aux installations et aux propriétés attribuées à Storm Energy Ltd.

i) Les impôts futurs ont été calculés à l'aide du taux d'imposition réel original de Storm Energy Inc. et de Storm Energy Ltd., ainsi qu'en fonction des ajustements ci-dessus. L'impôt des grandes sociétés a été attribué sur une base proportionnelle et reflète le changement de structure organisationnelle aux termes de l'arrangement.

j) Le bénéfice net par part de fiducie est calculé en fonction du nombre moyen pondéré de parts de fiducie (après l'arrangement) ou d'actions ordinaires de Storm Energy Inc. (avant l'arrangement) en circulation au cours de l'exercice.

k) Des frais de 12 717 078 $ liés à l'arrangement sont compris dans l'état pro forma.

3. Mode de présentation – Acquisition de la propriété de Tommy Lakes le 1er avril 2004

Les états consolidés des résultats pro forma non vérifiés ci-joints pour la période terminée le 30 septembre 2003 et l'exercice terminé le 31 décembre 2002 ont été préparés pour refléter les opérations suivantes :

a) l'acquisition de certaines participations dans une propriété gazéifère (« acquisition de la propriété de Tommy Lakes ») située en Colombie-Britannique avec effet le 1er avril 2004;

b) l'émission de 5 000 000 de parts de fiducie pour un produit brut de 74,5 millions de dollars.

Aux termes de l'entente, Focus B.C. Energy Trust et 1082123 Alberta Ltd. acquièrent une participation dans une société qui détient des participations de concessionnaire dans la région Tommy Lakes en contrepartie de 110 millions de dollars, avant les ajustements de clôture. Les ajustements de clôture sont estimés à néant. Focus B.C. Energy Trust est une filiale en propriété exclusive de Focus Energy Trust, et 1082123 Alberta Ltd. est une filiale en propriété exclusive de FET Resources Ltd.

Cette opération a été financée en partie au moyen d'une convention de prise en ferme dans le cadre laquelle 5 000 000 de parts de fiducie ont été émises à un prix de 14,90 $, pour un produit brut de 74 500 000 $ (produit net de 70 400 000 $ après les honoraires des preneurs fermes de 3 725 000 $ et des frais de 375 000 $). Les facilités de crédit existantes serviront à financer le solde de 39 600 000 $.

L'état pro forma donne effet aux hypothèses et aux ajustements suivants :

a) L'acquisition de la propriété de Tommy Lakes a été comptabilisée selon la méthode de l'acquisition, pour une contrepartie de 110 000 000 $. L'acquisition a été comptabilisée comme suit : 110 000 000 $ au poste Immobilisations, 34 320 000 $ au poste Écart d'acquisition et 34 320 000$ au poste Impôts futurs.

b) L'émission par Focus, conformément aux prévisions énoncées dans le présent prospectus, de 5 000 000 de parts de fiducie pour un produit net de 70 400 000 $ après déduction des honoraires des preneurs fermes de 3 725 000 $ et des frais de 375 000 $.

c) Focus Energy Trust est l'exploitant des participations de concessionnaire acquises de Tommy Lakes, et il n'y a aucuns frais généraux et administratifs directs.

d) Le programme de primes des cadres donne lieu au paiement de 2,5 % des produits nets tirés de la production jusqu'à concurrence de 80 millions de dollars et de 2,0 % des produits nets tirés de la production pour l'exercice par la suite (tel qu'il est défini dans l'arrangement). La première moitié de la prime est versée au comptant et la deuxième, par le biais de l'émission de parts de fiducie.

e) L'augmentation des intérêts débiteurs a été calculée par application du taux d'intérêt bancaire moyen pour la période à la variation du prêt bancaire, après la prise en compte des opérations mentionnées aux notes 3 i) et 3 ii).

f) Les provisions pour épuisement et amortissement et restauration des lieux ont été ajustées pour refléter l'application de l'amortissement proportionnel au rendement approprié attribué à la Fiducie en fonction de l'évaluation des réserves prouvées de pétrole et de gaz naturel de la propriété de Tommy Lake, telles qu'elles ont été déterminées par des ingénieurs indépendants spécialisés, après rajustements pour tenir compte des opérations mentionnées à la note 3 i).

g) Les provisions pour impôts sur les bénéfices et autres impôts ont été ajustées pour refléter la provision pour impôts sur les bénéfices se rapportant aux ajustements apportés aux états des résultats pro forma ainsi que l'impôt des grandes sociétés se rapportant aux opérations énoncées aux note 3 i) et ii). Aux fins de ce calcul, il a été présumé que 75 % des rentrées de fonds liées à l'exploitation provenant de la propriété de Tommy Lakes seraient distribuées aux porteurs de parts.

h) Le résultat de base pro forma par part est calculé en fonction du nombre moyen pondéré de parts de Focus Trust qui auraient été en circulation au cours de la période si l'émission de parts dont il est question à la note 3 ii) avait eu lieu les 1er janvier 2003 et 1er janvier 2002.

ANNEXE B –TABLEAU DES PRODUITS ET DES CHARGES D'EXPLOITATION DE LA PROPRÉTÉ DE TOMMY LAKES

RAPPORT DES VÉRIFICATEURS

Aux administrateurs de FET Resources Ltd.

À la demande de Focus Energy Trust, nous avons vérifié le tableau des produits et des charges de la propriété de Tommy Lakes (la « propriété ») qui sera acquise par Focus Energy Trust aux termes d'une convention d'achat datée du 4 mars 2004 et pour chacun des exercices de la période de trois ans terminée le 31 décembre 2003. La responsabilité de ces informations financières incombe à la direction de FET Resources Ltd. Notre responsabilité consiste à exprimer une opinion sur ces informations financières en nous fondant sur notre vérification.

Notre vérification a été effectuée conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les informations financières sont exemptes d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les informations financières. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des informations financières.

À notre avis, ces informations financières donnent, à tous les égards importants, une image fidèle des produits et des charges de la propriété dont il est question dans la convention d'achat datée du 4 mars 2004 pour chacun des exercices de la période de trois ans terminée le 31 décembre 2003 selon les principes comptables généralement reconnus du Canada.

Comptables agréés

Calgary, Canada
Le 8 mars 2004

PROPRIÉTÉ DE TOMMY LAKES

	Exercices terminés les 31 décembre		
	2003	2002	2001
Produits	28 268 $	17 721 $	10 862 $
Redevances	(7 587)	(3 756)	(2 450)
	20 681	13 964	8 412
Charges liées à la production	(1 201)	(1 687)	(1 704)
Bénéfice d'exploitation	19 480 $	12 277 $	6 708 $

Se reporter aux notes afférentes au tableau des produits et des charges de la propriété.

PROPRIÉTÉ DE TOMMY LAKES

Notes afférentes au tableau des produits et des charges de la propriété

---

1. Mode de présentation

Le 8 mars 2004, Focus Energy Trust (« Focus ») a annoncé qu'elle avait conclu une entente visant l'acquisition d'une propriété pétrolifère et gazéifère (la « propriété ») pour une contrepartie au comptant de 110 millions de dollars, sous réserve d'ajustements de clôture. La propriété consiste en participations de concessionnaire dans des puits de gaz naturel, des installations et des terrains non mis en valeur à Tommy Lakes, en Colombie-Britannique. Avant cette opération, Focus détenait une participation de concessionnaire dans cette propriété et en était l'exploitant.

Le tableau des produits et des charges de la propriété inclut uniquement les montants se rapportant à la participation de concessionnaire du vendeur de la propriété. Le tableau des produits et des charges n'inclut aucune provision pour épuisement et amortissement, restauration des lieux, coûts des investissements futurs, moins-value des propriétés non évaluées, frais généraux et administratifs et impôts sur les bénéfices de la propriété, étant donné que ces montants sont fondés sur les activités consolidées du vendeur dont la propriété ne constitue qu'une partie.

2. Principales conventions comptables

a) Produits

Les produits tirés de la vente de gaz naturel et de liquides de gaz naturel sont comptabilisés lorsque le titre de propriété est transféré au client. Les montants inscrits au titre des produits ne comprennent aucun gain ni perte découlant des activités de couverture qui auraient pu être menées par le vendeur à l'échelle de l'entreprise. Les produits sont comptabilisés déduction faite des frais se rapportant aux charges du système de Westcoast Energy pour le processus de récupération des gazoducs et des liquides de gaz naturel.

b) Redevances

Les redevances sont comptabilisées au moment où le produit est fabriqué et vendu. Les redevances sont calculées conformément à la réglementation du ministère de l'Énergie et des Mines de la Colombie-Britannique ou selon les modalités des ententes de redevances individuelles.

c) Charges d'exploitation

Les charges d'exploitation comprennent les sommes engagées pour amener à la surface, recueillir et comprimer le gaz naturel et les liquides de gaz naturel, ainsi que les recouvrements des frais généraux d'exploitation conformément au contrat d'exploitation conjoint.

ATTESTATION DE LA FIDUCIE

Le 8 mars 2004

Le présent prospectus simplifié, ainsi que les documents intégrés aux présentes par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus simplifié, selon les exigences des lois sur les valeurs mobilières de chacune des provinces canadiennes. Aux fins de la province de Québec, le présent prospectus simplifié, avec le complément du dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'influer sur la valeur ou le cours des titres devant faire l'objet du placement.

Pour FOCUS ENERGY TRUST,

FET RESOURCES LTD.,

(signé) Derek W. Evans
Président et chef de la direction

(signé) William D. Ostlund
Vice-président, Finances et chef des finances

AU NOM DU CONSEIL D'ADMINISTRATION,

(signé) John A. Brussa
Administrateur

(signé) Gerry A. Romanzin
Administrateur

ATTESTATION DES PRENEURS FERMES

Le 8 mars 2004

À notre connaissance, le présent prospectus simplifié, ainsi que les documents intégrés aux présentes par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus simplifié, selon les exigences des lois sur les valeurs mobilières de chacune des provinces canadiennes. Aux fins de la province de Québec, à notre connaissance, le présent prospectus simplifié, avec le complément du dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'influer sur la valeur ou le cours des titres devant faire l'objet du placement.

Pour Scotia Capitaux Inc.,

(signé) Mark Herman

Pour RBC Dominion valeurs mobilières Inc.,

(signé) Robi Contrada

Pour Marchés mondiaux CIBC Inc.,

(signé) Brenda A. Mason

Pour Valeurs Mobilières TD Inc.,

(signé) Gregory B. Saksida

Pour La Corporation Canaccord Capital,

(signé) Karl B. Staddon

Pour FirstEnergy Capital Corp.,

(signé) M. Scott Bratt

Pour Valeurs mobilières Desjardins inc.,

(signé) Jake A. Herman


FOCUS
ENERGY TRUST

Rapport de gestion

Le rapport de gestion doit être lu à la lumière de l'analyse par la direction annuelle de Focus ainsi que des états financiers consolidés vérifiés de l'exercice terminé le 31 décembre 2002. Les montants par baril équivalent de pétrole (« bep ») ont été calculés à l'aide d'un taux de conversion de six mille pieds cubes de gaz naturel pour un baril de pétrole.

Réorganisation aux termes d'un plan d'arrangement prenant effet le 23 août 2002

Le 20 août 2002, les actionnaires de Storm Energy Inc. ont approuvé le plan d'arrangement qui a donné lieu à l'entrée en activité de Focus Energy Trust le 23 août 2002. La Fiducie est entrée en activité dotée d'une nouvelle structure légale et d'un nouveau mandat d'affaires aux termes d'un acte de fiducie daté du 15 juillet 2002, avec, en place, une nouvelle équipe de gestion.

La Fiducie a conservé environ 75 % de l'actif appartenant précédemment à Storm Energy Inc. Cet actif comprend la totalité des intérêts économiques directs dans des biens productifs de gaz naturel dans les zones Tommy Lakes et Kotcho-Cabin, dans le nord-est de la Colombie-Britannique, les biens productifs de gaz naturel situés à Sylvan Lake et Pouce Coupe, en Alberta, de même qu'environ 40 % des intérêts économiques directs dans les biens productifs de pétrole dans la zone Red Earth, dans le nord de l'Alberta. Cela représente environ 96 % de la production de gaz naturel et 46 % de la production de pétrole de Storm Energy Inc. avant le plan d'arrangement.

FET Resources Ltd., filiale en propriété exclusive de Focus et propriétaire des propriétés pétrolifères et gazéifères, est également la société absorbante, sur le plan juridique, de Storm Energy Inc. Le transfert des actifs à Storm Energy Ltd., le 23 août 2002, constituait une opération entre apparentés à l'époque, et celle-ci a été constatée à la valeur comptable nette. Les états financiers de Focus Energy Trust sont présentés selon la méthode de la continuité des intérêts communs et ils comprennent les résultats financiers de Storm Energy Inc. au 22 août 2002.

Les résultats financiers et les résultats d'exploitation des périodes de trois mois et de neuf mois terminées le 30 septembre 2003 reflètent les activités d'exploitation et les actifs de Focus Energy Trust (la « Fiducie »). Les résultats financiers et les résultats d'exploitation des périodes de trois mois et de neuf mois terminées le 30 septembre 2002 reflètent les activités d'exploitation et les actifs de Storm Energy Inc. pour la période allant du 1er janvier au 23 août 2002, avant le plan d'arrangement. Des coûts de restructuration de 12,7 millions de dollars relatifs au plan d'arrangement sont inclus dans les résultats du trimestre terminé le 30 septembre 2002.

Produits tirés de la production

Les volumes de production du troisième trimestre de 2003 se sont situés en moyenne à 8 443 bep/j, contre 8 997 bep/j au deuxième trimestre de 2003. Les volumes moyens de gaz naturel ont été de 10 pour cent moins élevés au troisième trimestre, la production tirée des nouveaux puits forés à Tommy Lakes, en Colombie-Britannique et mis en fonction en février et en mars s'étant stabilisée. La baisse des volumes également est également attribuable à une interruption de service prévue à des fins d'entretien à une installation de traitement de Westcoast au cours de la période allant de la mi-juin à la mi-juillet. Cette interruption de service a réduit d'environ 6,7 Mpi^3/j les volumes moyens de gaz naturel provenant des propriétés de Cabin et Kotcho durant les 14 jours d'interruption de service, et de 1,4 Mpi^3/j les volumes moyens de gaz naturel du troisième trimestre. Cette réduction a été, en partie, compensée par la mise en production, au début de septembre, d'un nouveau puits de gaz naturel à 100 pour cent à Pouce Coupe. La production moyenne de liquides de gaz naturel et de pétrole a été sensiblement la même au troisième trimestre, par rapport à la production du deuxième trimestre de 2003. Focus prévoit obtenir une production moyenne de 8 600 bep/j en 2003.

Les volumes de production du troisième trimestre de 2003 ont été de 15 pour cent inférieurs à ceux du troisième trimestre de 2002. Cette diminution est essentiellement attribuable à la cession de biens productifs de pétrole, selon le plan d'arrangement entré en vigueur le 23 août 2002.

	Trois mois terminés les			Neuf mois terminés les	
Production (en milliers)	**30 septembre 2003**	30 juin 2003	30 septembre 2002	**30 septembre 2003**	30 septembre 2002
Pétrole brut (b/j)	**2 336**	2 361	4 375	**2 380**	5 627
LGN (b/j)	**508**	501	496	**494**	515
Gaz naturel (kpi^3/j)	**33 593**	36 815	30 103	**34 853**	32 115
Total (bep/j)	**8 443**	8 997	9 888	**8 682**	11 494

Au cours du troisième trimestre de 2003, les produits tirés de la production se sont élevés à 26,7 millions de dollars, contre 29,9 millions de dollars réalisés au deuxième trimestre de 2003. Cet écart s'explique, dans une large mesure, par un fléchissement des volumes de gaz naturel et par une baisse des prix réalisés pour le gaz naturel (un recul de 11 pour cent) et pour le pétrole brut (un recul de 4 pour cent), baisses qui ont été neutralisées par un relèvement des prix réalisés pour les liquides de gaz naturel (en hausse de 11 pour cent) et par un gain sur le seul contrat de marchandises mettant en cause le gaz naturel, qui est inscrit selon une évaluation à la valeur du marché. Après rajustements pour tenir compte des opérations de couverture, les prix moyens des produits réalisés pour le troisième trimestre de 2003 se sont élevés à 39,07 $ le baril de pétrole brut et à 4,97 $ le kpi^3 de gaz naturel, contre 40,64 $ le baril de pétrole brut et 5,50 $ le kpi^3 de gaz naturel au deuxième trimestre de 2003. Les prix réalisés pour le troisième trimestre de 2003 reflètent le raffermissement du dollar canadien et l'affaiblissement continu des prix du gaz naturel.

Par rapport aux produits constatés au cours de la même période de 2002, les produits tirés de la production ont été de 0,8 million de dollars supérieurs aux produits de 25,9 millions de dollars réalisés au troisième trimestre de 2002. Cette augmentation était surtout attribuable à la hausse des prix réalisés pour le gaz naturel, hausse qui a contrebalancé la baisse des volumes consécutive à la cession des actifs productifs de pétrole, selon le plan d'arrangement. Pour le troisième trimestre de 2002, les prix réalisés pour les produits, après rajustements pour tenir compte des opérations de couverture, se sont élevés à 40,02 $ le baril de pétrole brut et à 2,75 $ le kpi^3 de gaz naturel.

Opération de couverture

Focus a recours à un programme de couverture assorti d'instruments financiers et de contrats de livraison physiques pour gérer les risques liés à la fluctuation des prix des marchandises et pour donner aux distributions un caractère plus certain et plus stable.

Les notes 7 et 8 afférentes aux états financiers consolidés intermédiaires non vérifiés des périodes de trois et neuf mois terminés le 30 septembre 2003 donnent une description complète de tous les contrats financiers et physiques sur marchandises et des contrats de change en vigueur. Tous les contrats sur marchandises et de change ont été conclus avec des parties qui représentent un risque minimal de contrepartie.

Les produits tirés de la production pour le troisième trimestre de 2003 comprennent une perte nette de 0,4 million de dollars se rapportant à des instruments financiers liés aux contrats sur marchandises et aux contrats de change, contre une perte de 1,6 million de dollars au deuxième trimestre de 2003. La perte nette de couverture du troisième trimestre est constituée d'une perte de 243 000 $ lors du règlement de contrats financiers de pétrole brut, d'une perte de 1 542 000 $ lors du règlement de contrats financiers de gaz naturel et d'un gain de 1 361 000 $ sur un contrat à taux plafond pour le gaz naturel qui est comptabilisé d'après une évaluation à la valeur du marché.

Focus dispose actuellement d'une combinaison de contrats de vente physiques, de contrats de swaps financiers à prix fixe et de tunnels qui lui assurent une protection des prix sur environ 60 % de ses volumes de production de gaz naturel pour la période d'octobre à décembre 2003 à un prix de référence minimum de 6,67 $ CA le kpi^3 et sur environ 30 % des volumes de gaz naturel pour 2004 à un prix de référence minimum de 6,70 $ CA le kpi^3. Pour la période allant d'octobre à décembre 2003, les swaps de prix fixes représentent environ 63 % des volumes de pétrole brut prévus, au prix de référence minimum de 37,83 $ CA le baril et, pour 2004, les swaps de prix fixes représentent environ 60 % des volumes de pétrole brut prévus au prix de référence minimum de 37,29 $ CA le baril.

Redevances

Les redevances, compte non tenu des opérations de couverture et déduction faite du crédit d'impôt de l'Alberta au titre des redevances, en pourcentage des produits, se sont établies à 24,7 % au troisième trimestre de 2003, contre 25,1 % au deuxième trimestre de 2003. Le pourcentage effectif des redevances, après la prise en compte des rajustements pour tenir compte des règlements au titre des couvertures au troisième trimestre de 2003 a été de 25,1 %, contre 26,4 % déclaré au deuxième trimestre de 2003, reflétant une baisse des pertes de couverture au troisième trimestre. Les gains de couverture ne sont pas assujettis à des redevances et les pertes de couverture ne sont pas déduites dans le calcul des redevances.

Autres produits

Les autres produits sont constitués essentiellement de frais de traitement et d'épuration imputés à des tiers. Focus reçoit de tiers des produits liés au traitement et à l'épuration du pétrole et du gaz à ses installations de Kotcho, en Colombie-Britannique, et à ses installations de Sylvan Lake et de Golden, en Alberta. Pour le troisième trimestre de 2003, les autres produits se sont chiffrés à 0,5 million de dollars, contre 0,6 million de dollars au deuxième trimestre de 2003, reflétant une baisse des volumes traités aux installations de Kotcho au troisième trimestre.

Charges de production

Les charges de production du troisième trimestre de 2003 se sont élevées à 3,50 $ par bep, contre 3,04 $ par bep au deuxième trimestre de 2003 et à 3,30 $ par bep pour les neuf premiers mois de 2003. La hausse des frais d'exploitation par bep est attribuable à la diminution du volume de production pour le trimestre et à la pondération accrue attribuée à des volumes de pétrole dont les frais d'exploitation sont supérieurs à ceux du gaz naturel. Focus prévoit qu'en 2003, les charges de production moyennes seront d'environ 3,40 $ par bep. Les charges de production du troisième trimestre de 2002 ont été de 3,59 $ par bep.

Convention de services techniques

Focus a conclu avec Storm Energy Ltd. une convention de services techniques qui est échue depuis le 30 juin 2003. Aux termes de cette convention, Focus a versé une somme de 350 000 $ par mois en contrepartie de services d'exploitation de l'actif et de services administratifs connexes. Les services qui étaient auparavant prodigués en vertu de la convention sont maintenant fournis par des employés de la Fiducie.

Frais généraux et administratifs

Au troisième trimestre de 2003, les frais généraux et administratifs, déduction faite des recouvrements de frais d'exploitation et de capital, se sont élevés à 977 000 $, contre 874 000 $ au deuxième trimestre de 2003. Cette hausse des frais généraux et administratifs découle de l'accroissement du nombre d'employés et de la hausse des frais de bureau connexes du fait de l'expiration de la convention de services techniques, le 30 juin 2003.

Les recouvrements de capital revenant à Focus en tant qu'exploitant se fondent sur un pourcentage du programme d'immobilisations total géré. Focus exploite la plupart des programmes d'immobilisations qu'elle met en œuvre au cours de l'hiver. À ce titre, presque tous les recouvrements de capital ont lieu en hiver.

Les frais généraux et administratifs bruts du troisième trimestre de 2003 comprennent une somme de 403 000 $ liée au régime de primes des hauts dirigeants, contre une somme de 483 000 $ au deuxième trimestre de 2003.

Aucune somme n'a été capitalisée en 2003 et en 2002 au titre des frais généraux et administratifs.

Frais généraux et administratifs

	Trois mois terminés les			**Neuf mois terminés les**	
(en milliers)	**30 septembre 2003**	30 juin 2003	30 septembre 2002	**30 septembre 2003**	30 septembre 2002
Frais généraux et administratifs bruts	**1 225 $**	1 095 $	1 232 $	**3 209 $**	4 161 $
Recouvrement des frais généraux – frais d'exploitation	**(225)**	(226)	(221)	**(675)**	(880)
Recouvrement des frais généraux – capital	**(23)**	5	3	**(277)**	(769)
Frais généraux et administratifs nets	**977 $**	874 $	1 014 $	**2 257 $**	2 512 $
Par bep	**1,26 $**	1,07 $	1,11 $	**0,95 $**	0,80 $

Intérêts débiteurs et frais de financement

Au troisième trimestre de 2003, les intérêts débiteurs et les frais de financement se sont élevés à 284 000 $, contre 469 000 $ au deuxième trimestre de 2003, reflétant la baisse des soldes moyens de la dette étant donné que le produit tiré de l'émission de titres du 25 juin 2003 a servi à réduire l'encours de la dette qui avait été contractée pour l'acquisition de Lanaway et de Loon Lake. Cette diminution des intérêts débiteurs et des frais de financement est également attribuable à une légère baisse des taux d'intérêt. La diminution des intérêts débiteurs et des frais de financement par rapport au montant de 562 000 $ déclaré au troisième trimestre de 2002 s'explique surtout par la diminution des soldes moyens de la dette.

Épuisement, amortissement et provision pour restauration et abandon des lieux

Le taux d'épuisement et d'amortissement du troisième trimestre de 2003 a été de 7,93 $ par bep, contre 7,62 $ par bep pour le premier semestre. Ce taux reflète les propriétés pétrolifères et gazéifères appartenant expressément à la Fiducie et tient compte des résultats du rapport indépendant sur les réserves daté du 31 décembre 2002, de même que des biens acquis dans le cadre de l'acquisition des propriétés Lanaway et Loon Lake et de la cession des actifs de la zone d'Ogston, opérations qui ont toutes été conclues vers la fin du deuxième trimestre. Le taux d'épuisement et d'amortissement comprend une somme de 28,5 millions de dollars au titre d'investissements de capitaux futurs relatifs aux réserves prouvées indiquées dans le rapport sur les réserves. Les charges liées à l'épuisement et à l'amortissement du troisième trimestre de 2003 étaient de 6,2 millions de dollars inférieures aux charges de 6,3 millions de dollars du deuxième trimestre de 2003 et ce, parce que la hausse du taux d'épuisement a été compensée par une baisse des volumes de production. Les charges liées à l'épuisement et à l'amortissement constatées au troisième trimestre de 2002 se sont élevées à 7,4 millions de dollars ou 8,13 $ par bep.

Pour chacun des trois premiers trimestres de 2003, la provision pour restauration et abandon des lieux s'est élevée à 0,2 million de dollars, soit un taux de 0,21 $ par bep, contre 0,19 $ par bep au quatrième trimestre de 2002. La hausse reflète l'accroissement des frais d'abandon des lieux relativement à de nouveaux puits et à l'infrastructure dans la région de Tommy Lakes. L'acquisition par la Fiducie de deux propriétés au cours du deuxième trimestre de 2003 devrait faire augmenter légèrement la provision pour restauration et abandon des lieux de périodes futures. Les frais de restauration des lieux constatés au cours du troisième trimestre de 2002 se sont élevés à 0,32 $ par bep ou à 0,3 million de dollars.

Focus a établi un fonds de régénération afin de financer ses obligations futures en matière d'environnement et de régénération. Au 30 septembre 2003, le solde du fonds était de 870 000 $, se composant de dépôts bancaires portant intérêt.

Impôts sur les bénéfices et autres impôts

	Trois mois terminés les			**Neuf mois terminés les**	
(en milliers)	**30 septembre 2003**	30 juin 2003	30 septembre 2002	**30 septembre 2003**	30 septembre 2002
Impôts futurs	**(585)$**	(1 420)$	(2 600)$	**(885)$**	7 640 $
Impôts exigibles	**(2)**	32	1 115	**80**	1 594
	(587)$	(1 388)$	(1 485)$	**(805)$**	9 234 $
Impôt des grandes sociétés	**220**	205	57	**630**	208
Impôts sur les bénéfices et autres impôts	**(367)$**	(1 183)$	(1 428)$	**(175)$**	9 442 $

En juin 2003, le gouvernement fédéral a présenté une mesure législative visant à faire passer de 28 pour cent à 21 pour cent le taux de l'impôt général des sociétés sur le bénéfice tiré des activités relatives aux ressources et à éliminer la déduction existante relative aux ressources, qui est de 25 pour cent; le gouvernement a instauré également une mesure permettant de déduire les redevances provinciales et autres redevances à la Couronne actuelles payées sur une période de cinq ans. En raison de ces changements et de la réduction du taux d'imposition des sociétés de l'Alberta, qui est passé de 13 pour cent à 12,5 pour cent, le taux d'imposition futur prévu est maintenant de 37 pour cent, alors qu'il était de 42 pour cent au 31 décembre 2002.

Au 30 septembre 2003, Focus dispose d'un passif d'impôts futurs de 41,2 millions de dollars. Conformément à la structure de Focus, des paiements sont faits entre FET Resources Ltd. (« FET ») et Focus en vue de faire passer le bénéfice et le passif d'impôts futurs de FET à chaque porteur de parts. La direction est ainsi d'avis que les paiements de FET par l'entremise de Focus auront pour effet de réduire grandement ou d'éliminer les impôts futurs. Ces paiements au cours d'une période donnée réduisent les passifs d'impôts futurs inscrits précédemment par FET et sont constatés à titre de recouvrement des impôts sur les bénéfices de la période en cause.

Dépenses en immobilisations

	Trois mois terminés les			**Neuf mois terminés les**	
(en milliers)	**30 septembre 2003**	30 juin 2003	30 septembre 2002	**30 septembre 2003**	30 septembre 2002
Terrains	**91 $**	12 $	**404 $**	107 $	1 188 $
Données sismiques	–	–	**(181)**	–	1 032
Forage et achèvement	**1 417**	(36)	**3 406**	6 525	22 432
Total des frais d'exploration et de mise en valeur	**1 508**	(24)	**3 629**	6 632	24 652
Installations, matériel et reconditionnements	**1 234**	77	**2 443**	5 373	12 373
Acquisitions	**14**	22 020	**(20)**	22 034	–
Cessions	-	(1 958)	-	(1 958)	–
Frais d'exploration nets	**2 756**	20 115	**6 052**	32 081	37 025
Stocks sur le terrain	–	(146)	**5**	(146)	(681)
Éléments d'actif liés à l'administration	**53**	143	**45**	200	130
Dépenses en immobilisations nettes	**2 809 $**	20 112 $	**6 101 $**	32 135 $	36 474 $

Pour les trois mois terminés le 30 septembre 2003, les dépenses en immobilisations se sont élevées à 2,8 millions de dollars. Au cours de cette période, des dépenses en immobilisations d'environ 1,8 million de dollars ont été engagées pour le forage de 4 puits bruts (1,4 puits net). Un puits de gaz (1,0 puits net) a été foré à Pouce Coupe, qui a été mis en service le 5 septembre, un puits de pétrole (0,23 puits net) a été foré à Slave Point dans la région nouvellement acquise de Loon Lake, et dont la production a débuté le 3 octobre, et deux puits de gaz (0,21 puits net) forés dans la région de Lanaway ont été mis en production en octobre. En plus des dépenses engagées dans les travaux de forage, une tranche d'environ 0,9 million de dollars a été consacrée à des travaux de reconditionnement à Pouce Coupe, à Loon Lake et à l'intérieur de la zone de Red Earth.

Sur les 12,1 millions de dollars engagés jusqu'ici en 2003 pour des dépenses sur le terrain, une tranche de 68 pour cent a été versée dans le cadre du programme de développement hivernal à Tommy Lakes, une autre de 16 pour cent pour deux nouveaux puits de gaz et des travaux de reconditionnement à Pouce Coupe. La tranche résiduelle de 16 pour cent a été consacrée aux travaux préliminaires à Loon Lake avec le forage d'un puits et la remise en production de deux autres puits ainsi qu'à une participation au programme de forage de quatre puits à Ogston.

À ce jour en 2003, Focus a conclu des acquisitions à Lanaway et à Loon Lake respectivement, pour environ 4,7 millions de dollars et 17,3 millions de dollars. La Fiducie a également vendu les gisements pétrolifères de Ogston pour un produit d'environ 2 millions de dollars.

Les dépenses en immobilisations de Storm Energy Inc. au cours du troisième trimestre de 2002 reflètent les activités d'une société d'exploration et de production en pleine croissance.

Structure du capital et ressources financières

Au 30 septembre 2003, la Fiducie avait une insuffisance de fonds de roulement de 4,5 millions de dollars, contre un fonds de roulement de 6,5 millions de dollars au 30 juin 2003. Cette diminution de 11,0 millions de dollars du fonds de roulement est attribuable au solde de caisse de 5,1 millions de dollars du 30 juin 20003 et à une baisse de 6,1 millions de dollars des débiteurs qui sont portés en réduction de la dette à long terme.

Au 30 septembre 2003, l'encours de la dette bancaire s'établissait à 21,0 millions de dollars, contre 34,0 millions de dollars au 30 juin 2003. Focus dispose d'une facilité de crédit à terme renouvelable de 70,0 millions de dollars auprès d'un établissement financier canadien, garantie par les propriétés pétrolifères et gazéifères de la Fiducie. La facilité de crédit actuelle est renouvelable jusqu'au 31 mai 2004.

La dette à long terme plus le fonds de roulement s'est élevée à 25,5 millions de dollars au 30 septembre 2003, contre 27,5 millions de dollars au 30 juin 2003 et 36,5 millions de dollars au 31 décembre 2002. Cette diminution du montant net de la dette s'explique par le fait que Focus vise à maintenir un équilibre entre les flux de trésorerie provenant de l'exploitation par rapport aux distributions et au programme de dépenses en immobilisations pour les activités sur le terrain, et l'avantage financier des actions échangeables.

La Fiducie tire profit de la retenue des sommes au comptant liées aux actions échangeables. Les porteurs d'actions échangeables ne reçoivent pas de distributions mensuelles au comptant; ils bénéficient plutôt d'un rajustement mensuel du ratio d'échange calculé en fonction de la distribution versée sur les parts de fiducie. Au 31 octobre, il y avait 3 979 068 actions échangeables en circulation. La conversion des actions échangeables en parts se fait à la seule discrétion de leurs porteurs.

Structure du capital

(en milliers, sauf les données par part et les pourcentages)	**30 septembre 2003**	30 juin 2003	31 décembre 2002
Dette à long terme	**21 000 $**	34 000 $	51 801 $
Moins : fonds de roulement (insuffisance)	**(4 520)**	6 455	15 267
Dette nette	**25 520 $**	27 545 $	36 534 $
Parts en circulation et pouvant être émises contre des actions échangeables	**31 667**	31 493	28 966
Cours à la fin de la période	**13,46 $**	12,09 $	10,15 $
Capitalisation boursière	**426 238 $**	380 750 $	294 005 $
Total de la structure du capital	**451 758 $**	408 295 $	330 539 $
Dette nette en pourcentage du total de la structure du capital	**6 %**	7 %	11%
Flux de trésorerie (annualisés)	**64 905 $**	66 958 $	52 946 $
Dette nette par rapport aux flux de trésorerie annualisés	**0,39**	0,41	0,69

Rapprochement des flux de trésorerie

(en milliers, sauf les données par part et les pourcentages)	Trois mois terminés le 30 septembre 2003	Par part	Neuf mois terminés le 30 septembre 2003	Par part
Flux de trésorerie liés à l'exploitation	**15 200 $**	0,48 $	48 679 $	1,62 $
Moins : apports au fonds de régénération	**(669)**	(0,02)$	(870)	(0,03)$
Moins : Distributions calculées pour les parts et les actions échangeables	**(13 285)**	(0,42)$	(37 442)	(1 245)$
Plus : Distributions sur FTX non versées au comptant	**2 320**		7 887	
	3 566		18 254	
Dépenses en immobilisations – exploitation sur le terrain	**(2 796)**	(0,09)$	(12 060)	(0,40)$
Portés en réduction de la dette	**770 $**		6 194 $	
Ratio de distribution – par part, y compris les actions échangeables	**87 %**		77 %	
Ratio de distribution – par part, les actions échangeables non comprises	**72 %**		61 %	

Distributions au comptant

Focus a déclaré des distributions au comptant de 1,245 $ aux porteurs de parts à l'égard de la production et de l'exploitation de la période allant de janvier à septembre 2003. Les flux de trésorerie liés à l'exploitation de cette même période se sont établis à 1,62 $ par part. Par part, les distributions au comptant ont représenté 77 % des flux de trésorerie liés à l'exploitation.

Focus Energy Trust annonce trimestriellement sa politique en matière de distributions . Il appartient au conseil d'administration de déterminer le montant réel des distributions au comptant, qui est tributaire du prix pratiqué pour les marchandises, des niveaux de production et du montant des dépenses en immobilisations devant être financées par les rentrées de fonds. Le 15 octobre 2003, Focus a annoncé une politique en matière de distributions pour le quatrième trimestre de 2003, qui se fonde sur une estimation des distributions mensuelles de 0,14 $ par part de fiducie, devant être versées les 17 novembre, 15 décembre et 15 janvier. La politique en matière de distributions prévoit la retenue d'environ 15 à 20 pour cent des flux de trésorerie aux fins du financement des dépenses en immobilisations, de manière à assurer une plus grande durabilité des distributions à long terme.

Les distributions au comptant de la Fiducie sont essentiellement imposables dans les mains des porteurs de parts à titre de revenu ordinaire. Des distributions de 1,355 $ par part versées du 1er janvier au 17 novembre 2003, une tranche de 0,153 $ a été prise en compte dans le calcul du revenu imposable de 2002.

Date ex-distribution	Date de clôture des registres	Date de paiement des distributions	Distribution totale
27 décembre 2002	31 décembre 2002	15 janvier 2003	0,11 $
29 janvier 2003	31 janvier 2003	17 février 2003	0,135 $
26 février 2003	28 février 2003	17 mars 2003	0,135 $
27 mars 2003	31 mars 2003	15 avril 2003	0,135 $
28 avril 2003	30 avril 2003	15 mai 2003	0,14 $
28 mai 2003	31 mai 2003	16 juin 2003	0,14 $
26 juin 2003	30 juin 2003	15 juillet 2003	0,14 $
29 juillet 2003	31 juillet 2003	15 août 2003	0,14 $
27 août 2003	31 août 2003	15 septembre 2003	0,14 $
26 septembre 2003	30 septembre 2003	15 octobre 2003	0,14 $
29 octobre 2003	31 octobre 2003	17 novembre 2003	0,14 $
26 novembre 2003	30 novembre 2003	15 décembre 2003	0,14 $
29 décembre 2003	31 décembre 2003	15 janvier 2004	0,14 $ *)
*) Montant estimatif et sujet à des changements			

Les actions échangeables de FET Resources Ltd. peuvent être converties en parts de fiducie de Focus selon le ratio d'échange, qui est rajusté mensuellement pour tenir compte de la distribution versée sur les parts de fiducie. Aucune distribution au comptant n'est versée sur les actions échangeables et les flux de trésorerie liés aux actions échangeables sont conservés par la Fiducie, qui les affecte à la réduction de la dette ou aux dépenses en immobilisations supplémentaires. Le 23 août 2002, avec la constitution de la Fiducie, le ratio d'échange était le suivant : une part de fiducie de Focus Energy Trust pour une action échangeable. Le ratio d'échange s'est accru pour atteindre 1,03291 au 31 décembre 2002 et 1,13623 au 30 septembre 2003. Depuis le 17 novembre 2003, le ratio d'échange est de 1,15722 parts de fiducie de Focus Energy Trust pour une action échangeable.

Bilans consolidés

	30 septembre 2003 (non vérifié)	31 décembre 2002 (notes 1 et 3) (vérifié)
ACTIF		
Actif à court terme		
Espèces et quasi-espèces	**736 846 $**	14 705 034 $
Débiteurs	**16 990 512**	24 485 558
Charges payées d'avance	**806 358**	1 081 605
	18 533 716	40 272 197
Immobilisations	**172 086 798**	158 299 726
Fonds de régénération	**870 000**	–
	191 490 514 $	198 571 923 $
PASSIF		
Passif à court terme		
Créditeurs et charges à payer	**18 913 101 $**	19 805 189 $
Distributions au comptant à payer	**3 764 537**	3 846 991
Contrat sur marchandises	**376 007**	1 353 067
	23 053 645	25 005 247
Dette à long terme (note 4)	**21 000 000**	51 801 000
Provision pour restauration et abandon des lieux	**2 843 363**	2 343 734
Impôts futurs (note 10)	**41 167 953**	42 633 486
	88 063 961	121 783 467
AVOIR DES PORTEURS DE PARTS		
Capital des porteurs de parts (note 5)	**61 614 034**	33 908 902
Actions échangeables (note 5)	**7 018 565**	9 628 379
Bénéfices non répartis	**73 364 240**	44 348 355
Distributions au comptant accumulées	**(40 570 286)**	(11 097 180)
	103 426 553	76 788 456
	191 490 514 $	198 571 923 $

Se reporter aux notes afférentes aux états financiers consolidés.

Au nom du conseil d'administration,

(signé)
STUART G. CLARK
Administrateur

(signé)
GERALD A. ROMANZIN
Administrateur

États consolidés des résultats et des bénéfices non répartis (non vérifié)

	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2003	2002	**2003**	2002
		(note 1)		(note 1)
Produits				
Produits tirés de la production	**26 739 787 $**	25 869 262 $	**85 100 459 $**	90 170 429 $
Redevances	**(6 702 914)**	(6 511 371)	**(24 142 229)**	(21 103 141)
Produits tirés des installations	**514 040**	57 876	**1 990 418**	964 526
Intérêts créditeurs	**18 171**	–	**62 462**	–
	20 569 084	19 415 767	**63 011 110**	70 031 814
Charges				
Production	**2 729 457**	3 266 210	**7 819 050**	10 614 592
Convention de services techniques	**–**	451 613	**2 100 000**	451 613
Frais généraux et administratifs	**977 354**	1 013 736	**2 256 681**	2 511 153
Intérêts et financement	**283 667**	562 441	**1 148 416**	1 754 605
Épuisement et amortissement	**6 175 121**	7 397 608	**18 347 509**	20 820 714
Provision pour restauration et abandon des lieux	**163 249**	289 799	**498 629**	1 068 426
Dépenses de réorganisation (note 3)	**–**	12 717 078	**– $**	12 717 078
	10 328 848	25 698 485	**32 170 285**	49 938 181
Bénéfice (perte) avant les impôts sur les bénéfices et autres impôts	**10 240 236**	(6 282 718)	**30 840 825**	20 093 633
Impôts sur les bénéfices et autres impôts				
Charge d'impôts futurs	**585 114**	2 600 326	**885 076**	(7 639 713)
Impôts exigibles et impôt des grandes sociétés	**(217 821)**	(1 172 626)	**(710 016)**	(1 802 438)
	367 293	1 427 700	**175 060**	(9 442 151)
Bénéfice net (perte nette) de la période	**10 607 529**	(4 855 018)	**31 015 885**	10 651 482
Bénéfices non répartis au début de la période	**64 756 711**	67 182 590	**44 348 355**	51 676 090
Cession d'actifs et de passifs aux termes du plan d'arrangement (note 3)		(33 200 787)		(33 200 787)
Bénéfices non répartis à la fin de la période	**75 364 240 $**	29 126 785 $	**75 364 240 $**	29 126 785 $
Bénéfice net par part				
De base et dilué	**0,33 $**	(0,17) $	**1,03 $**	0,38 $

États consolidés des flux de trésorerie
(non vérifié)

	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2003	2002	**2003**	2002
		(note 1)		(note 1)
Activités d'exploitation				
Bénéfice net de la période	**10 607 529 $**	(4 855 018) $	**31 015 885 $**	10 651 482 $
Ajouter les éléments hors caisse :				
Frais généraux et administratifs hors caisse	**201 526**	–	**674 844**	–
Gain non réalisé sur le contrat sur marchandises	**(1 362 622)**	–	**(977 060)**	–
Épuisement et amortissement	**6 175 121**	7 397 608	**18 347 509**	20 820 714
Provision pour restauration et abandon des lieux	**163 249**	289 799	**502 958**	1 068 426
Charge (réduction) d'impôts futurs	**(585 114)**	(2 600 326)	**(885 076)**	7 639 713
Flux de trésorerie liés aux activités d'exploitation	**15 199 725**	232 063	**48 679 060**	40 180 335
Frais de restauration des lieux réellement payés	**–**	(6 245)	**(4 329)**	(6 647)
Variation nette des éléments hors caisse du fonds de roulement	**8 352 210**	4 543 869	**8 932 978**	(8 301 355)
	23 551 935	4 769 687	**57 607 709**	31 872 333
Activités de financement				
Produit tiré de l'émission de parts de fiducie (déduction faite des frais)	**–**	–	**23 839 500**	–
Émission d'actions échangeables	**–**	999 990	**–**	999 990
Produit tiré de la levée d'options sur actions	**–**	2 574 835	**–**	3 019 428
Augmentation (diminution) de la dette à long terme	**(13 000 000)**	7 660 672	**(30 801 000)**	18 167 828
Distributions au comptant	**(10 964 551)**	(2 357 207)	**(29 555 560)**	(2 357 207)
	(23 964 551)	8 878 290	**(36 517 060)**	19 830 039
Activités d'investissement				
Acquisition d'immobilisations	**(2 795 810)**	(6 101 322)	**(12 059 598)**	(36 473 521)
Acquisitions	**(13 465)**	–	**(22 033 652)**	–
Produit tiré de la cession d'immobilisations	**–**	–	**1 958 669**	–
Apports au fonds de régénération	**(669 000)**	–	**(870 000)**	–
Variation nette des éléments hors caisse du fonds de roulement	**(434 667)**	(946 509)	**(2 054 256)**	(8 628 705)
	(3 912 942)	(7 047 831)	**(35 058 837)**	(45 102 226)
Augmentation des espèces et quasi-espèces au cours de la période	**(4 325 558)**	6 600 146	**(13 968 188)**	6 600 146
Espèces et quasi-espèces au début de la période	**5 062 404**	–	**14 705 034**	–
Espèces et quasi-espèces à la fin de la période	**736 846 $**	**6 600 146 $**	**736 846 $**	6 600 146 $
Renseignements supplémentaires sur les flux de trésorerie				
Impôts payés au comptant	**– $**	– $	**– $**	– $
Intérêts versés au comptant	**265 269 $**	1 105 024 $	**487 324 $**	1 749 088 $

Notes afférentes aux états financiers consolidés

30 septembre 2003 et 2002 (non vérifié)

NOTE 1 STRUCTURE DE LA FIDUCIE ET MODE DE PRÉSENTATION

Focus Energy Trust (la « Fiducie ») a été établie le 23 août 2002 conformément au plan d'arrangement visant la Fiducie, Storm Energy Inc., FET Resources Ltd. et Storm Energy Ltd. La Fiducie est une fiducie d'investissement à capital variable sans personnalité morale régie par les lois de la province d'Alberta et créée aux termes d'un acte de fiducie (l'« acte de fiducie »). Valiant Trust Company a été nommée fiduciaire aux termes de l'acte de fiducie. Les bénéficiaires de la Fiducie sont les porteurs de parts de fiducie (les « porteurs de parts »).

FET Resources Ltd. (la « Société ») est une filiale en propriété exclusive de la Fiducie. Conformément au plan d'arrangement, la Société est devenue la société absorbante de Storm Energy Inc. lors du regroupement survenu le 23 août 2002. Les activités de la Société sont l'exploitation, la mise en valeur, l'acquisition de propriétés et la production de pétrole et de gaz naturel.

Avant la mise en œuvre du plan d'arrangement le 23 août 2002, les états financiers consolidés comprenaient les comptes de Storm Energy Inc. et de ses filiales. Après l'entrée en vigueur du plan d'arrangement, les états financiers consolidés ont été préparés selon la méthode de la continuité des intérêts communs, méthode qui reconnaît la Fiducie comme l'entité absorbante de Storm Energy Inc. Les états financiers consolidés de Focus Energy Trust comprennent les comptes de la Fiducie, de ses filiales (la Société et FET Gas Production Ltd.) et sa quote-part d'une société de personnes. Les états financiers consolidés ont été préparés par la direction conformément aux principes comptables généralement reconnus (les « PCGR ») du Canada et, à l'exception de ce qui est précisé ci-après, ils sont conformes aux conventions comptables décrites dans le rapport annuel de 2002 de Focus Energy Trust.

NOTE 2 PRINCIPALES CONVENTIONS COMPTABLES

Les présents états financiers intermédiaires sont présentés selon les mêmes conventions comptables que celles qui sont utilisées pour dresser les états financiers annuels les plus récents. Les exigences en matière d'information par voie de notes aux états financiers annuels donnent lieu à la présentation de renseignements qui ne sont pas exigés dans les états financiers intermédiaires. Par conséquent, les présents états financiers intermédiaires doivent être lus à la lumière des états financiers compris dans le rapport annuel de 2002 de la Fiducie.

NOTE 3 CESSION D'ACTIFS ET DE PASSIFS AUX TERMES DU PLAN D'ARRANGEMENT

Aux termes du plan d'arrangement, la Société a cédé certains actifs à Storm Energy Ltd. le 23 août 2002, soit des propriétés pétrolifères et gazéifères de production et d'exploration, des actifs liés à l'administration et au fonds de roulement et une tranche de la dette à long terme. Étant donné qu'il s'agit d'une opération entre apparentés, les actifs et les passifs ont été cédés à la valeur comptable. Le détail est présenté dans le tableau qui suit :

Propriétés pétrolifères et gazéifères et matériel connexe	**49 739 821 $**
Mobilier et matériel de bureau	**348 714**
Améliorations locatives	**37 454**
Fonds de roulement net	**1 575 566**
Actif d'impôts futurs	**191 551**
Total des actifs cédés	**51 893 106**
Dette à long terme	**24 292 399**
Provision pour restauration et abandon des lieux	**1 067 731**
Actifs nets cédés et réduction des bénéfices non répartis	**26 532 976 $**

Dans le cadre du plan d'arrangement, la Société a inscrit des coûts de réorganisation de 12,7 millions de dollars, dont une tranche de 9,6 millions de dollars relativement à l'annulation des options sur actions et une autre de 3,1 millions de dollars pour des frais de conseiller et autres coûts.

NOTE 4 DETTE À LONG TERME

La Société dispose d'une facilité de crédit à terme renouvelable consentie par un établissement financier canadien. La Société peut puiser 70 millions de dollars dans cette facilité. Les avances portent intérêt au taux préférentiel de la banque. La facilité fait l'objet d'un examen annuel par la banque et, si certaines conditions ne sont pas respectées, la facilité devient un emprunt à terme de deux ans et le premier remboursement arrive à échéance dans un délai de 366 jours. Aucun versement n'est exigible actuellement. La facilité d'emprunt est garantie par une débenture de 125 millions de dollars représentant une charge flottante sur tout l'actif de la Société et par une convention de garantie générale.

NOTE 5 CAPITAL DES PORTEURS DE PARTS ET ACTIONS ÉCHANGEABLES

Parts de fiducie de Focus Energy Trust (y compris la conversion des actions échangeables)	Nombre de parts	Contrepartie
Parts de fiducie en circulation [i] *[voir a) ci-dessous]*	26 889 552	61 614 034 $
Parts de fiducie pouvant être émises à la conversion des actions échangeables[ii] *[voir b) ci-dessous]*	4 777 243	7 018 565
Solde au 30 septembre 2003	31 666 795	68 632 599 $

i) Un nombre illimité de parts de fiducie peuvent être émises conformément à l'acte de fiducie.

ii) Au 30 septembre 2003, le ratio d'échange était de 1,13623 part de fiducie par action échangeable.

NOTE 5 CAPITAL DES PORTEURS DE PARTS ET ACTIONS ÉCHANGEABLES (suite)

a) Parts de fiducie de Focus Energy Trust	Nombre de parts	Contrepartie
Solde au 31 décembre 2002	22 804 905	33 908 902 $
Émises à la conversion des actions échangeables[i)]	1 925 012	2 609 814
Émises aux termes du régime de primes des hauts dirigeants[ii)]	59 635	675 361
Émises aux termes du nouveau placement de parts de fiducie	2 100 000	24 419 957
Solde au 30 septembre 2003	26 889 552	61 614 034 $

i) Émises à la conversion des actions échangeables, et la contrepartie inscrite correspond à la valeur comptable des actions échangeables échangées.

ii) Aux termes du régime de primes des hauts dirigeants, la moitié de tous les montants payables le sont par l'émission de parts de fiducie évaluées au cours moyen pondéré des cinq derniers jours de négociation du mois auquel se rapporte la prime.

b) Actions échangeables de FET Resources Ltd.	Nombre d'actions	Contrepartie
Solde au 31 décembre 2002	5 964 335	9 628 379 $
Échangées contre des parts de fiducie[i)]	(1 759 867)	(2 609 814)
Solde au 30 juin 2003	4 204 468	7 018 565 $

i) Annulées à la conversion en parts de fiducie, et la contrepartie inscrite correspond à la valeur comptable des actions échangeables échangées.

Les actions échangeables de FET Resources Ltd. peuvent être converties en parts de fiducie en tout temps (au gré du porteur) selon le ratio d'échange. Le ratio d'échange augmente mensuellement en fonction de la distribution au comptant versée sur les parts de fiducie, divisée par le prix moyen pondéré par part des dix jours précédant la date de clôture des registres. Au cours de la période allant du 1er janvier au 30 septembre 2003, un total de 1 759 867 actions échangeables ont été converties en 1 925 012 parts de fiducie selon les ratios d'échange alors en vigueur. Le ratio d'échange au moment de l'émission du 23 août 2002 était de une part de fiducie pour chaque action échangeable. Au 30 septembre 2003, le ratio d'échange était de 1,13623 part de fiducie pour chaque action échangeable. Aucune distribution au comptant n'est versée sur les actions échangeables. Au dixième anniversaire de l'émission des actions échangeables, sous réserve d'un report de la date par le conseil d'administration de la Société, les actions échangeables seront rachetées en échange de parts de fiducie à un prix correspondant à la valeur du nombre de parts de fiducie selon le ratio d'échange en vigueur le dernier jour ouvrable précédant la date de rachat. Les actions échangeables de FET Resources Ltd. sont cotées à la Bourse de Toronto sous le symbole FTX.

NOTE 6 RÉGIME DE DROITS DE SOUSCRIPTION DE PARTS DE FIDUCIE

Le régime de droits de souscription de parts de fiducie (le « régime de droits de souscription ») a été établi le 23 août 2002 dans le cadre du plan d'arrangement. La Fiducie peut octroyer des droits de souscription aux employés, aux administrateurs, aux conseillers et à d'autres fournisseurs de services de la Fiducie ou de ses filiales. La Fiducie est autorisée à octroyer jusqu'à 1 500 000 droits de souscription, mais le nombre de parts réservées pour l'émission à l'exercice de droits ne peut en aucun cas excéder 5 % du nombre total de parts de fiducie émises et en circulation en tenant compte des parts pouvant être émises à l'échange d'actions échangeables en circulation.

NOTE 6 RÉGIME DE DROITS DE SOUSCRIPTION DE PARTS DE FIDUCIE (suite)

Le prix d'exercice initial de chaque droit de souscription attribué aux termes du régime de droits de souscription correspond au prix de clôture moyen pondéré des parts de fiducie des cinq jours de négociation précédant la date d'octroi. Le prix d'exercice d'un droit de souscription est calculé en soustrayant du prix d'octroi le total de toutes les distributions par part effectuées par la Fiducie après la date d'octroi représentant un rendement de plus de 0,833 % des coûts inscrits des immobilisations de la Fiducie moins les charges liées d'épuisement et d'amortissement et tout passif d'impôts futurs associé à de telles immobilisations à la fin de chaque mois. Si ce test est respecté, le montant complet de la distribution est alors soustrait du prix d'octroi. Les droits de souscription ont une durée de cinq ans et sont acquis en tranches égales sur une période de quatre ans, à partir du premier anniversaire de la date d'octroi.

	Nombre de droits de souscription	Prix d'exercice moyen pondéré
Octroyés	643 000	10,84 $
Réduction du prix d'exercice pour la totalité des distributions		(0,99)
Solde au 30 septembre 2003	643 000	9,85 $

Au 30 septembre 2003, le régime se résume comme suit :

Prix d'exercice à la date d'octroi	Prix d'exercice ajusté	Nombre de droits de souscription en vigueur	Durée contractuelle résiduelle des droits de souscription (années)	Nombre de droits de souscription pouvant être exercés
9,62 $	8,08 $	280 000	3,94	70 000
10,10 $	8,89 $	40 000	4,22	–
10,87 $	9,90 $	40 000	4,37	–
11,54 $	10,84 $	6 000	4,60	–
12,08 $	11,66 $	264 000	4,77	–
14,26 $	14,12 $	8 000	4,92	–
13,61 $	13,47 $	5 000	4,96	–
10,84 $	9,85 $	643 000	4,35	70 000

La Fiducie a choisi de continuer à mesurer le coût de rémunération en se basant sur la valeur intrinsèque de l'attribution à la date d'octroi et à constater ce coût, le cas échéant, au cours de la période d'acquisition des droits. Étant donné que le prix d'exercice des droits octroyés se rapproche du prix du marché des parts de fiducie à la date d'octroi, aucun coût de rémunération n'a été comptabilisé dans l'état des résultats.

Comme il est indiqué plus avant, le prix d'exercice des droits octroyés en vertu du régime de droits de souscription pourrait être réduit au cours de périodes ultérieures conformément aux modalités du régime. Il n'est pas possible d'estimer de manière raisonnable le montant de la réduction, car il dépend d'un certain nombre de facteurs qui comprennent, entre autres, les prix futurs reçus à la vente de pétrole et de gaz naturel, la production future de pétrole et de gaz naturel, la détermination des montants à retenir sur les distributions futures en vue de financer les dépenses en immobilisations, les opérations d'achat et de vente d'immobilisations et le remboursement de la dette. Il est donc impossible d'établir la juste valeur des droits attribués dans le cadre du régime de droits de souscription.

NOTE 6 RÉGIME DE DROITS DE SOUSCRIPTION DE PARTS DE FIDUCIE (suite)

Étant donné qu'il est impossible de déterminer la juste valeur des droits attribués en vertu du régime de droits de souscription, le coût de rémunération aux fins de la présentation de l'information pro forma a été établli à partir de l'excédent du cours du marché des parts de fiducie sur le prix d'exercice à la date des états financiers. Pour les périodes de trois mois et de neuf mois terminées le 30 septembre 2003, le bénéfice net aurait été réduit respectivement d'environ 712 000 $ ou de 0,03 $ par part de fiducie et de 1 464 000 $ ou de 0,05 $ par part de fiducie, relativement au coût de rémunération estimatif lié au régime de droits de souscription.

NOTE 7 INSTRUMENTS FINANCIERS

Le tableau suivant présente les contrats en vigueur au 30 septembre 2003. Le règlement de ces contrats, qui n'ont pas de valeur comptable, aurait donné lieu à un décaissement net de 231 895 $ par la Fiducie.

Contrats financiers	Quantité quotidienne	Prix des contrats		Prix de référence	Durée
Pétrole brut – prix fixe	500 barils	41,80	$ CA	WTI	septembre 2003 – août 2004
	900 barils	35,63	$ CA	WTI	septembre 2003 – décembre 2004
Gaz naturel – prix fixe	3 000 millions de BTU	5,02	$ CA	Sumas	octobre 2002 – octobre 2003
	7 000 millions de BTU	5,18	$ CA	Sumas	novembre 2002 – octobre 2003
Gaz naturel – tunnel sans frais	5 000 GJ	5,56 $ à 6,75	$ CA	AECO	avril 2003 – octobre 2003 (à l'exception de juillet)
	6 420 GJ	5,75 $ à 8,03	$ CA	AECO	novembre 2003 – mars 2004
Gaz naturel – prix plancher [i)]	8 420 GJ	4,75	$ CA	AECO	avril 2003 – octobre 2003

i) lié au prix plafond décrit ci-dessous.

Le contrat sur marchandises suivant assorti d'un prix plafond du gaz naturel est inscrit à la valeur du marché étant donné qu'il ne constitue pas une couverture efficace. Un passif de 376 007 $ est inscrit au bilan consolidé au 30 septembre 2003.

Contrat financier	Quantité quotidienne	Prix stipulé au contrat		Prix de référence	Durée
Gaz naturel – prix plafond	8 420 GJ	4,90	$ CA	AECO	avril 2003 – octobre 2003

NOTE 8 CONTRATS DE VENTE

En plus des contrats financiers décrits ci-dessus, les contrats physiques suivants étaient en vigueur au 30 septembre 2003. Le règlement de ces contrats, qui n'ont pas de valeur comptable, aurait donné lieu à un décaissement net d'environ 3 619 414 $ de la part de la Fiducie.

Contrats physiques	Quantité quotidienne	Prix stipulés aux contrats		Prix de référence	Durée
Gaz naturel – prix fixe	5 000 millions de BTU	8,21	$ CA	Sumas	novembre 2003 – mars 2004
	5 000 GJ	*7,21 $*	$ CA	AECO	novembre 2003 – mars 2004
	5 000 GJ	6,11 $	$ CA	AECO	novembre 2003 – octobre 2004
	6 000 GJ	5,20	$ CA	AECO	avril 2004 – octobre 2004

NOTE 9 MONTANTS PAR PART

Les calculs des montants de base par part reposent sur le nombre moyen pondéré de parts de fiducie (ou d'actions ordinaires, avant la période précédant le 23 août 2002) en circulation. Les calculs des montants *dilués comprennent les parts de fiducie supplémentaires pour tenir compte de l'effet dilutif* des droits en vigueur aux termes du régime de droits de souscription. Le bénéfice net par part, s'établit comme suit :

	Trois mois terminés les 30 septembre		**Neuf mois terminés les 30 septembre**	
	2003	2002	**2003**	2002
Bénéfice net de base et dilué	**0,33 $**	(0,17)$	**1,03 $**	0,38 $

i) Les calculs des montants de base par part reposent sur le nombre moyen pondéré de parts de fiducie en circulation en 2003, qui est de 31 630 593 pour le trimestre terminé le 30 septembre 2003 (28 187 567 parts de fiducie ou d'actions ordinaires en 2002) et de 30 073 947 pour la période de neuf mois terminée le 30 septembre 2003 (28 030 061 parts de fiducie ou actions ordinaires en 2002), ce qui inclut les actions échangeables en circulation converties selon le ratio d'échange à la fin du trimestre.

ii) En 2003, les calculs des montants dilués comprennent 163 587 parts de fiducie supplémentaires pour le trimestre terminé le 30 septembre 2003 et 105 242 pour la période de neuf mois terminée le 30 septembre 2003 afin de tenir compte de l'effet dilutif du régime de droits de souscription. Il n'y a eu aucun rajustement au bénéfice net lors du calcul des montants dilutifs par part.

NOTE 10 IMPÔTS SUR LES BÉNÉFICES

En juin 2003, le gouvernement fédéral a présenté une mesure législative visant à réduire de 28 % à 21 % le taux général d'imposition des sociétés appliqué au bénéfice tiré des activités dans le secteur des ressources et à éliminer la déduction de 25 % relative à des ressources. Le gouvernement a instauré la déductibilité des redevances provinciales et autres redevances à la Couronne courantes qui ont été versées sur une période de cinq ans. En raison de ces changements, et de la réduction du taux général d'imposition des sociétés de l'Alberta, qui est passé de 13 % à 12,5 %, le taux d'imposition futur prévu est maintenant de 37 % alors qu'il était de 42 % au 31 décembre 2002.


AUTORITÉ
DES MARCHÉS
FINANCIERS

Direction du marché
des capitaux

82-34761

DÉCISION N° : 2004-MC-0776

NUMÉRO DE PROJET SÉDAR: 619872

VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE

Focus Energy Trust

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1, le visa est octroyé à votre prospectus simplifié provisoire du 8 mars 2004.

L'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers »),

Le 8 mars 2004

Date du visa

(s) Eve Poirier

Eve Poirier
Chef du Service du financement des sociétés

/pg

Agence nationale d'encadrement du secteur financier
800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 * Télécopieur : (514) 873-6155



IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

FOCUS ENERGY TRUST

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a preliminary Short Form Prospectus of the above issuer dated March 8, 2004.

DATED at Calgary, Alberta this March 8, 2004

"Agnes Lau"

Agnes Lau
Deputy Director, Capital Markets

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 00619872

FOCUS ENERGY TRUST

EARLY WARNING REPORT FILED PURSUANT TO NATIONAL INSTRUMENT 62-103 SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA) SECTION 141 OF THE SECURITIES ACT (ALBERTA) SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN) SECTION 92 OF THE SECURITIES ACT (MANITOBA) SECTION 101 OF THE SECURITIES ACT (ONTARIO) SECTION 147.11 OF THE SECURITIES ACT (QUEBEC) SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA) SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND)

(a) **The name and address of the eligible institutional investor.**

Goodman & Company, Investment Counsel Ltd. ("G&C")
(formerly Dynamic Mutual Funds Ltd.)
Scotia Plaza, 40 King Street West
Suite 5500
Toronto, Ontario M5H 4A9

(b) **The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements.**

Not applicable as this is an initial report.

(c) **The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made.**

G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, has acquired an aggregate of 3,375,440 trust units of Focus Energy Trust ("Focus Energy"). This represents an approximate 10.58% interest in Focus Energy, as of February 29, 2004.

(d) **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:**

(i) **the eligible institutional investor, either alone or together with any joint actors, has ownership and control,**

Not applicable.

(ii) **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor, and**

Not applicable.

(iii) **the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.**

G&C, through one or more mutual funds or other client accounts managed by it, exercises control or direction over 3,375,440 trust units of Focus Energy, representing an approximate 10.58% interest in Focus Energy.

(e) **The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.**

The securities of Focus Energy acquired by G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, are held for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

(f) **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.**

Not applicable.

(g) **The names of any joint actors in connection with the disclosure required by this Form.**

Not applicable.

(h) **If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 (Alternative Monthly Reporting System) in respect of the reporting issuer's securities.**

Not applicable.

(i) **Goodman & Company, Investment Counsel Ltd. is eligible to file reports under Part 4 in respect of the reporting issuer.**

DATED this 10th day of March, 2004.

GOODMAN & COMPANY,
INVESTMENT COUNSEL LTD.

Per: ______________________________
Name: Oscar Belaiche
Title: Vice President, Counselling

March 8, 2004

Focus Energy Trust
FET Resources Ltd.
c/o Suite 3250, 205 - 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

Attention: **Derek Evans**
President and Chief Executive Officer

Dear Sir:

Re: Offering of Trust Units

Scotia Capital Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., TD Securities Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp. and Desjardins Securities Inc. (collectively, the "**Underwriters**") understand that Focus Energy Trust (the "**Trust**") proposes to issue and sell 5,000,000 Trust Units (the "**Units**").

The Underwriters understand that the principal assets of the Trust consist of the issued and outstanding common shares of FET Resources Ltd. ("FET"), the Notes (as hereinafter defined) and the NPI (as hereinafter defined).

The Underwriters understand that the net proceeds from the sale of the Units will be used to partially fund the acquisition by the Trust of an additional working interest in the Tommy Lakes Property (as hereinafter defined) pursuant to the Purchase Agreement (as hereinafter defined).

Upon and subject to the terms and conditions set forth below, the Underwriters hereby severally, and not jointly, offer to purchase from the Trust, and, by its acceptance hereof, the Trust agrees to sell to the Underwriters, at the Closing Time (as hereinafter defined), all but not less than all of the Units at a price of $14.90 per Trust Unit, being an aggregate purchase price of $74,500,000 which purchase price shall be payable by the Underwriters at the Closing Time.

In consideration of the Underwriters' agreement to purchase the Units and to offer them to the public, which agreement will result from the Trust's acceptance of this offer, and in consideration of the services rendered and to be rendered by the Underwriters in connection herewith, the Trust agrees to pay to the Underwriters at the Closing Time a fee of $3,725,000 (the "**Underwriting Fee**"), against receipt of the purchase price for the Units. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to Goods & Services Tax provided for in the *Excise Tax Act* (Canada) ("**GST**") as any taxable supplies provided will be incidental to the exempt financial services provided.

TERMS AND CONDITIONS

This agreement shall be subject to the following terms and conditions:

1. Definitions and Interpretation

1.1 In this agreement:

(a) "**agreement**", "**hereto**", "**herein**", "**hereunder**", "**hereof**" and similar expressions refer to the agreement resulting from the acceptance by the Trust and FET of this offer and not to any particular section or other portion of this agreement;

(b) "**ASC**" means the Alberta Securities Commission;

(c) "**business day**" means a day which is not a Saturday or Sunday or a legal holiday in the Province of Alberta;

(d) "**Closing**" means the completion of the issue and sale by the Trust and the purchase by the Underwriters of the Units pursuant to this agreement;

(e) "**Closing Date**" means March 23, 2004, or such other date not later than April 16, 2004 as the Underwriters and the Trust and FET may agree upon in writing;

(f) "**Closing Time**" means 6:45 a.m. (Calgary time) on the Closing Date or such other time on such date as the Underwriters and the Trust and FET may agree upon;

(g) "**distribution**" means "distribution" or "distribution to the public", which terms have the meanings attributed thereto under applicable Securities Laws;

(h) "**Distribution Period**" means the period from the date hereof to the completion of the distribution of the Units;

(i) "**Documents**" means, collectively, the documents incorporated by reference in the Prospectus and any Subsequent Disclosure Documents including, without limitation:

   (i) the renewal annual information form of the Trust dated May 16, 2003, including management's discussion and analysis of the Trust for the year ended December 31, 2002 included therein;

   (ii) the Trust Financial Statements;

   (iii) management's discussion and analysis of the Trust for the nine months ended September 30, 2003; and

   (iv) the proxy statement and information circular of the Trust dated April 8, 2003 for the annual meeting of unitholders held on May 15, 2003, excluding the sections entitled "Report of Compensation Committee", "Performance Chart" and "Corporate Governance";

(j) "**Exchangeable Shares**" means the series A exchangeable shares in the capital of FET;

(k) "**Focus Entities**" means, collectively and taken as a whole, the Trust, FET, FET Gas Production Ltd. and FET ExchangeCo Ltd. and "**Focus Entity**" means any one of them;

(l) "**material adverse effect**" means, with respect to an entity or group of entities, a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of that entity or group of entities;

(m) "**Material Agreements**" means, collectively, the following:

(i) the Trust Indenture;

(ii) the Note Indenture;

(iii) the NPI Agreement;

(iv) the Administration Agreement dated August 23, 2002 between FET and the Trust;

(v) the Credit Agreement dated March 5, 2004 between FET and certain financial institutions;

(vi) the Partnership Agreement dated August 23, 2002 among Storm Energy Ltd., FET and Redearth Energy Inc.;

(vii) the Support Agreement dated August 23, 2002 between FET and the Trust;

(viii) the Technical Services Agreement dated August 23, 2002 between FET and Storm Energy Ltd.;

(ix) the Voting and Exchange Trust Agreement dated August 23, 2002 among FET, the Trust, FET ExchangeCo Ltd. and Valiant Trust Company, as trustee; and

(x) the Purchase Agreement;

(n) "**material change**", "**material fact**" and "**misrepresentation**" have the meanings attributed thereto under applicable Securities Laws;

(o) "**McDaniel**" means McDaniel & Associates Consultants Ltd., independent oil and natural gas reservoir engineers, Calgary, Alberta;

(p) "**Mutual Reliance Procedures**" means the mutual reliance review system procedures provided for under National Policy 43-201, Mutual Reliance Review System for Prospectuses and Annual Information Forms, of the Securities Commissions and the securities regulatory authorities of the territories of Canada;

(q) "**Note Indenture**" means the Note Indenture dated August 23, 2002 between FET and Valiant Trust Company, as trustee, providing for the creation and issuance of the Notes;

(r) "**Notes**" means the 14% unsecured subordinated notes of FET issued in connection with the plan of arrangement completed on August 23, 2002 involving the Trust, Storm Energy Ltd. and Storm Energy Inc.;

(s) "**NPI**" means the net profits interest granted pursuant to the NPI Agreement entitling the Trust to approximately 99% of the net cash flow generated from certain of the present and future oil and gas interests and related tangibles owned, directly or indirectly, by FET after certain costs, expenditures and deductions;

(t) "**NPI Agreement**" means the Net Profits Interest Agreement dated August 23, 2002 between FET and the Trust;

(u) "**Paddock**" means Paddock Lindstrom & Associates Ltd., independent oil and natural gas reservoir engineers, Calgary, Alberta;

(v) "**Paddock-McDaniel Reports – Focus Properties**" means the reports to be prepared by Paddock and McDaniel evaluating the oil, natural gas and natural gas liquid reserves and future net production revenues attributable to the properties of the Trust;

(w) "**Paddock Report – Tommy Lakes Property**" means the report prepared by Paddock dated March 1, 2004 and effective as of April 1, 2004, evaluating the oil, natural gas and natural gas liquid reserves and future net production revenues attributable to the Tommy Lakes Property, a summary of which is included in the Prospectus;

(x) "**Preliminary Prospectus**" means the English and French language versions (unless the context otherwise requires) of the preliminary short form prospectus of the Trust dated March 8, 2004 relating to the distribution of the Units and, unless the context otherwise requires, includes all documents incorporated therein by reference;

(y) "**Pro Forma Financial Statements**" means the unaudited pro forma consolidated financial statements of the Trust, together with the compilation report thereon and the notes thereto, as contained in the Prospectus;

(z) "**Prospectus**" means the English and French language versions (unless the context otherwise requires) of the final short form prospectus of the Trust relating to the distribution of the Units and, unless the context otherwise requires, includes all documents incorporated therein by reference;

(aa) "**Prospectus Amendment**" means the English and French language versions of any amendment to the Preliminary Prospectus or the Prospectus, other than

merely by incorporation by reference into the Preliminary Prospectus or the Prospectus of Subsequent Disclosure Documents;

(bb) "**Provinces**" means the provinces of Canada;

(cc) "**Public Record**" means all information filed by or on behalf of the Trust with the Securities Commissions, including without limitation, the Documents, the Preliminary Prospectus, the Prospectus, any Subsequent Disclosure Documents and any other information filed with any Securities Commission in compliance, or intended compliance, with any applicable Securities Laws;

(dd) "**Purchase Agreement**" means the purchase agreement dated March 5, 2004 pursuant to which the Trust shall acquire the Tommy Lakes Partnership, which holds a working interest in the Tommy Lakes Property, upon the terms and subject to the conditions set forth therein;

(ee) "**Securities Commissions**" means the securities commissions or other securities regulatory authorities in the Provinces;

(ff) "**Securities Laws**" means the securities acts or similar statutes of the Provinces and all regulations, rules, policy statements, notices and blanket orders or rulings thereunder;

(gg) "**Special Voting Rights**" means the special voting rights issued pursuant to the Trust Indenture;

(hh) "**Subsequent Disclosure Documents**" means any financial statements, information circulars, annual information forms, material change reports, press releases or other documents filed by the Trust after the date of this agreement and before the end of the Distribution Period which are, or are deemed to be, incorporated by reference into the Preliminary Prospectus, the Prospectus or any Prospectus Amendment;

(ii) "**subsidiary**" has the meaning assigned thereto in the *Securities Act* (Alberta);

(jj) "**Tax Act**" means the *Income Tax Act* (Canada);

(kk) "**Tax Opinions**" means the opinion of Burnet, Duckworth & Palmer LLP and the opinion of Bennett Jones LLP summarizing the principal Canadian federal income tax consequences applicable to the purchasers of the Units;

(ll) "**Tommy Lakes Property**" means the property located in the Tommy Lakes area, British Columbia, in respect of which the Trust shall acquire an additional working interest pursuant to the Purchase Agreement;

(mm) "**Tommy Lakes Property Financial Statements**" means the audited schedule of revenue and expenses for the Tommy Lakes Property as at and for the years ended December 31, 2003, 2002 and 2001, together with the notes thereto and the auditors' report thereon, as contained in the Prospectus;

(nn) "**Trust Financial Statements**" means, collectively, the audited comparative consolidated financial statements of the Trust as at and for the years ended December 31, 2002 and 2001, together with the notes thereto and the auditors' report thereon, and the comparative consolidated financial statements of the Trust as at and for the nine months ended September 30, 2003;

(oo) "**Trust Indenture**" means the Trust Indenture dated as of July 15, 2002 between the Trustee and Storm Energy Inc. pursuant to which the Trust was established, as may be amended, supplemented or restated from time to time;

(pp) "**Trust Units**" means the trust units in the Trust created, issued and certified under the Trust Indenture representing equal undivided beneficial interests in the Trust, and for greater certainty, includes the Units to be sold pursuant to this agreement; and

(qq) "**Trustee**" means Valiant Trust Company and its successors as trustee of the Trust.

Other terms which are defined elsewhere in this agreement have the meanings so ascribed.

2. <u>Filing of Prospectus</u>

2.1 The Trust represents and warrants that it is eligible to file a short form prospectus under National Instrument 44-101, Short Form Prospectus Distributions, of the Securities Commissions and the simplified prospectus rules of the *Securities Act* (Québec), for the distribution of the Units.

2.2 The Trust shall:

(a) prepare and file the Preliminary Prospectus (in the English and French languages, as appropriate) and other documents required under the Securities Laws with the Securities Commissions pursuant to the Mutual Reliance Procedures not later than 5:00 p.m. (Calgary time) on March 8, 2004, and obtain a preliminary decision document dated March 8, 2004 from the ASC, as principal regulator, under the Mutual Reliance Procedures evidencing that a receipt has been issued for the Preliminary Prospectus in each Province;

(b) forthwith after any comments with respect to the Preliminary Prospectus have been received from and resolved with the Securities Commissions, but not later than 10:00 a.m. (Calgary time) on March 15, 2004 (or such later date as may be agreed to in writing by the Trust, FET and the Underwriters):

(i) prepare and file the Prospectus (in the English and French languages, as appropriate) and other documents required under the Securities Laws with the Securities Commissions pursuant to the Mutual Reliance Procedures; and

(ii) obtain a final decision document from the ASC, as principal regulator, under the Mutual Reliance Procedures evidencing that a receipt has been issued for the Prospectus in each Province;

and otherwise fulfil all legal requirements to enable the Units to be offered and sold to the public in each of the Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Province; and

(c) during the Distribution Period, promptly take all additional steps and proceedings that from time to time may be required under the Securities Laws to continue to qualify the Units for distribution in each of the Provinces or, in the event that the Units have, for any reason, ceased to so qualify, to again qualify the Units for distribution.

2.3 Prior to the filing of each of the Preliminary Prospectus and the Prospectus and, during the Distribution Period, prior to the filing with any Securities Commissions of any Subsequent Disclosure Documents or Prospectus Amendment, the Trust and FET shall have allowed the Underwriters and their counsel to participate fully in the preparation of, and to approve the form of, such documents and to have reviewed any documents incorporated by reference therein.

2.4 During the Distribution Period, the Trust and FET shall allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters to execute responsibly the certificates required to be executed by it in the Preliminary Prospectus, the Prospectus and in any Prospectus Amendment, including with respect to the proposed Tommy Lakes Property acquisition as described in the Preliminary Prospectus and Prospectus.

3. <u>Delivery of Prospectus and Related Documents</u>

3.1 The Trust shall deliver or cause to be delivered to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

(i) copies of the Preliminary Prospectus and the Prospectus, as the case may be, each in the English and French languages, signed as required by the Securities Laws; and

(ii) copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

(b) as soon as they are available, copies of the English and French language versions, as applicable, of any Subsequent Disclosure Documents and any Prospectus Amendment required to be filed under any of the Securities Laws, signed as required by the Securities Laws and including copies of any documents or

information incorporated by reference therein which have not been previously delivered to the Underwriters;

(c) at the respective times of delivery to the Underwriters pursuant to this section 3.1 of the French language version of the Preliminary Prospectus and Prospectus;

(i) an opinion of counsel in Québec addressed to the Trust, FET and the Underwriters and dated the date of the Preliminary Prospectus and the Prospectus, as applicable, to the effect that the French version thereof and of any documents incorporated therein by reference (except for any financial statements and financial information which are the subject of the opinion of the auditors referred to below, as to which no opinion need to be expressed by Quebec counsel) is in all material respects a complete and proper translation of the English version thereof and that the English and French versions are not susceptible of any materially different interpretation with respect to any material matter contained therein; and

(ii) an opinion of the auditors of the Trust addressed to the Trust and the Underwriters and dated the date of the Preliminary Prospectus and the Prospectus, as applicable, to the effect that the French version of the financial statements and financial information of the Trust set forth therein or incorporated therein by reference and as to which no opinion has been expressed by Quebec counsel is in all material respects a complete and proper translation of the English version thereof and that the English and French versions thereof are not susceptible of any materially different interpretation with respect to any material matter contained therein; and

(d) at the time of delivery to the Underwriters pursuant to this section 3.1 of the Prospectus, comfort letters from the current and former auditors of the Trust and from the auditors of the Tommy Lakes Property dated the date of the Prospectus and satisfactory in form and substance to the Underwriters, with respect to the financial and accounting information relating to the Trust, contained in or incorporated by reference into the Prospectus, which comfort letters shall be based on a review by the auditors having a cut-off date of not more than two business days prior to the date of the comfort letters and shall be in addition to any comfort letters which must be filed with securities regulatory authorities pursuant to applicable Securities Laws; and at the time any Subsequent Disclosure Document is filed, similar comfort letters shall be delivered by such auditors with respect to the financial and accounting information in such Subsequent Disclosure Document, which comfort letters shall be based on a review by such auditors having a cut-off date of no more than two business days prior to the date of such comfort letters.

3.2 The delivery by the Trust to the Underwriters of the Preliminary Prospectus and the Prospectus shall constitute a representation and warranty to the Underwriters by each of the Trust and FET that:

(a) the information and statements contained in the Preliminary Prospectus or the Prospectus, as the case may be, (except any information and statements relating solely to and provided by the Underwriters) constitutes full, true and plain disclosure of all material facts relating to the Units; and

(b) the Preliminary Prospectus or the Prospectus, as the case may be, does not contain a misrepresentation.

Such delivery shall also constitute the consent of each of the Trust and FET to the use of the Preliminary Prospectus or the Prospectus, as the case may be, by the Underwriters in connection with the distribution of the Units in the Provinces.

4. Commercial Copies of Prospectus

4.1 The Trust shall cause to be delivered to the Underwriters, as soon as practicable and in any event (a) by the end of the second business day following the date of the filing of the Preliminary Prospectus, and (b) by 12:00 p.m. (local time) on the second business day following the date of the filing of the Prospectus, as the case may be, with the Securities Commissions, at offices in the city of Toronto designated by the Underwriters, the number of commercial copies of the Preliminary Prospectus and the Prospectus previously specified by the Underwriters in writing to the Trust.

4.2 The Trust shall from time to time deliver to the Underwriters as soon as practicable at the offices in the city of Toronto designated by the Underwriters the number of copies of documents incorporated, or containing information incorporated, by reference in the Preliminary Prospectus and the Prospectus, and of any Subsequent Disclosure Documents or any Prospectus Amendment, which the Underwriters may from time to time request.

5. Distribution of Units

5.1 The Underwriters shall offer the Units for sale to the public, directly and through banking and selling group members, to the public in the Provinces upon the terms and conditions set forth in the Prospectus, any Prospectus Amendment and this agreement and only in compliance with applicable Securities Laws. The Underwriters will not solicit offers to purchase or sell the Units so as to require registration of the Units or filing of a prospectus, registration statement or other notice or document with respect to the distribution of the Units under the laws of any jurisdiction other than the Provinces, and will require each banking and selling group member to agree with the Underwriters not to so solicit or sell. For purposes of this section 5, the Underwriters shall be entitled to assume that the Units are qualified for distribution in any Province where a receipt or similar document for the Prospectus has been obtained from the applicable Securities Commission (including pursuant to the decision document issued by the ASC under the Mutual Reliance Procedures) following the filing of the Prospectus unless the Underwriters receive notice to the contrary from the Trust or the applicable Securities Commission. The Underwriters shall use all reasonable efforts to complete and to cause any banking and selling group members to complete the distribution of the Units as soon as possible after the Closing Time.

5.2 The Underwriters will notify the Trust when the Underwriters have ceased distribution of the Units and shall, as soon as practicable, provide the Trust with a breakdown of the number of Units distributed in each of the Provinces where such breakdown is required for the purpose of calculating fees payable to the Securities Commissions, and forthwith upon completion of the distribution of the Units provide to the Securities Commissions notice to that effect, if required by applicable Securities Laws.

5.3 Notwithstanding the foregoing provisions of this section 5, no Underwriter shall be liable to the Trust or FET as a result of the violation by another Underwriter or banking or selling group member under this section 5 if the former Underwriter is not also in default.

6. Material Changes

6.1 During the Distribution Period, the Trust and FET shall promptly notify the Underwriters in writing, with full particulars, of:

(a) any change (actual, contemplated or threatened) in the business, affairs, (financial or otherwise) operations, assets, liabilities (contingent or otherwise), capital or ownership of any Focus Entity;

(b) any change in any matter covered by a statement contained or incorporated by reference in the Preliminary Prospectus, the Prospectus or any Subsequent Disclosure Document or Prospectus Amendment, including any change with respect to the proposed Tommy Lakes Property acquisition described therein; or

(c) the occurrence of any other fact or event;

which change or occurrence is, or may be, of such a nature as to render the Preliminary Prospectus, the Prospectus, any Subsequent Disclosure Document or any Prospectus Amendment misleading or untrue in any material respect or would result in any of such documents containing a misrepresentation or which would result in any of such documents not complying in any material respect with any of the Securities Laws or which change or occurrence would reasonably be expected to have a significant effect on the market price or value of the Units. Each of the Trust and FET shall in good faith discuss with the Underwriters any change or occurrence (actual or proposed) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this section and, in any event, prior to making any filing referred to in section 6.3.

6.2 During the Distribution Period, the Trust will promptly inform the Underwriters of the full particulars of:

(a) any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus or any part of the Public Record or for any additional information;

(b) the issuance by any Securities Commission or similar regulatory authority, the Toronto Stock Exchange or any other competent authority of any order to cease or

suspend trading of any securities of the Trust or of the institution or threat of institution of any proceedings for that purpose; and

(c) the receipt by the Trust or FET of any communication from any Securities Commission or similar regulatory authority, the Toronto Stock Exchange or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any Prospectus Amendment, any other part of the Public Record or the distribution of the Units.

6.3 The Trust shall promptly comply with all applicable filing and other requirements, if any, under the Securities Laws arising as a result of any change, event or circumstance referred to in section 6.1 and shall prepare and file under all applicable Securities Laws, with all possible dispatch, and in any event within any time limit prescribed under applicable Securities Laws, any Subsequent Disclosure Document or Prospectus Amendment as may be required under applicable Securities Laws; provided that the Trust and FET shall have allowed the Underwriters and their counsel to participate fully in the preparation of any Subsequent Disclosure Document or Prospectus Amendment, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill its obligations as underwriters and in order to enable the Underwriters to execute responsibly the certificate required to be executed by it in any Prospectus Amendment and the Underwriters shall have approved the form of any Prospectus Amendment, such approval not to be unreasonably withheld and to be provided in a timely manner. The Trust shall further promptly deliver to the Underwriters and the Underwriters' counsel a copy of each Prospectus Amendment in the English and French languages and each Subsequent Disclosure Document in the English and French languages as filed with the Securities Commissions, and opinions and letters with respect to each such Prospectus Amendment and Subsequent Disclosure Document substantially similar to those referred to in sections 3.1(c) and 3.1(d) above.

6.4 The delivery to the Underwriters of each Prospectus Amendment and Subsequent Disclosure Document shall constitute a representation and warranty to the Underwriters by the Trust and FET with respect to the Prospectus as amended, modified or superseded by such Prospectus Amendment or Subsequent Disclosure Document and by each Prospectus Amendment and Subsequent Disclosure Document previously delivered to the Underwriters as aforesaid, to the same effect as set forth in sections 3.2(a) and 3.2(b) above. Such delivery shall also constitute the consent of the Trust and FET to the use of the Prospectus, as amended or supplemented by any such document, by the Underwriters in connection with the distribution of the Units in the Provinces.

6.5 During the Distribution Period, the Trust will allow the Underwriters and their counsel to review any press releases to be issued by the Trust prior to the dissemination of the press releases to the public.

7. Representations, Warranties and Covenants

7.1 Each of the Trust and FET jointly and severally represents, warrants and covenants to and with the Underwriters, and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Units, that:

(a) each of the Focus Entities has been duly created and organized and is validly existing under the laws of the Province of Alberta;

(b) each of the Focus Entities has all requisite corporate, trust or partnership power and authority, as applicable, to carry on its business as now conducted by it and to own, lease and operate its properties and assets;

(c) the Trust is the direct or indirect beneficial owner of all of the outstanding common shares of FET, FET Gas Production Ltd. and FET ExchangeCo Ltd.;

(d) the Trust is authorized to issue an unlimited number of Trust Units and an unlimited number of Special Voting Rights, of which 29,029,315 Trust Units and one Special Voting Right are issued and outstanding as at the date hereof. Such Special Voting Right entitles the holders of the Exchangeable Shares to 2,889,181 votes at meetings of unitholders of the Trust;

(e) FET is authorized to issue an unlimited number of Exchangeable Shares, of which 2,415,481 are issued and outstanding as at the date hereof;

(f) the Trust has the requisite power, authority and capacity to issue the Units as provided for herein and to enter into this agreement and perform its obligations hereunder; and at the Closing Date, upon receipt by the Trust of the purchase price therefor, the Trust Units will be duly and validly issued as fully paid and non-assessable;

(g) no person holds any securities convertible or exchangeable into securities of any Focus Entity or has any agreement or option or right or privilege capable of becoming an agreement for the purchase, subscription or issuance of any unissued trust units, shares, warrants, partnership units or other securities of any Focus Entity, except for: (i) Trust Units which may be issued pursuant to the Trust's trust unit rights incentive plan, (ii) Trust Units which may be issued pursuant to the Trust's executive bonus plan, and (iii) Trust Units which may be issued upon the exchange of Exchangeable Shares;

(h) FET has the necessary corporate power and authority to execute the Preliminary Prospectus, the Prospectus and any Prospectus Amendment on behalf of the Trust;

(i) each of the Trust and FET has the necessary trust or corporate power and authority to execute this agreement, to perform its obligations hereunder and to carry out the transactions contemplated hereby, and this agreement has been duly authorized, executed and delivered by the Trust and FET, as applicable, and

constitutes a legal, valid and binding obligation of the Trust and FET enforceable in accordance with its terms;

(j) the Trust Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of the Trust as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Trust as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(k) to the best of its knowledge, the Tommy Lakes Property Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein attributable to the Tommy Lakes Property as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) in respect of the Tommy Lakes Property as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(l) the Pro Forma Financial Statements have been prepared in accordance with generally accepted accounting principles in Canada, consistently applied, have been prepared and presented in accordance with applicable Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in the Pro Forma Financial Statements are suitably supported and consistent with the financial results of the Trust and the Tommy Lakes Property, and such statements provide a reasonably basis for the compilation of the Pro Forma Financial Statements and the Pro Forma Financial Statements accurately reflect such assumptions;

(m) subsequent to September 30, 2003, other than has been publicly disclosed and filed with the Securities Commissions:

(i) there has not been any material change (financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Focus Entities; and

(ii) the Focus Entities have carried on business in the ordinary course;

(n) there are no actions, proceedings or investigations (whether or not purportedly by or on behalf of any Focus Entity) pending or, to the knowledge of the Trust or FET threatened against or affecting any Focus Entity at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which in any way materially adversely affects or may materially adversely affect the business, operations or condition of the Focus Entities (financial or otherwise) or their property or assets

or which questions or may question the validity of the issuance of the Units or any action taken or to be taken by the Trust or FET pursuant to or in connection with this agreement;

(o) except as disclosed in the Trust Financial Statements, none of the Focus Entities has any material contingent liabilities or any material tax liabilities;

(p) the Trust qualifies as a mutual fund trust under the Tax Act and the Trust has conducted and will conduct its affairs so as to continue to qualify as a mutual fund trust under the Tax Act;

(q) to the best of its knowledge, after due inquiry, non-residents of Canada (as that term is used in the Tax Act) do not beneficially own more than 35% of the issued and outstanding Trust Units as at the date hereof;

(r) the execution and delivery of this agreement, the performance by the Trust and FET of their obligations hereunder, and the sale and delivery of the Units by the Trust at the Closing Time, do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with:

(i) any statute, rule or regulation applicable to any Focus Entity;

(ii) any terms, conditions or provisions of the articles, by-laws, constating documents (including the Material Agreements) or resolutions of the directors (or any committee thereof), shareholders or unitholders, as the case may be, of any Focus Entity which are in effect as at the date hereof;

(iii) any terms, conditions or provisions of any indenture, agreement or instrument (including the Material Agreements) to which any Focus Entity is a party or by which any of them are contractually bound as at the date hereof or the Closing Date; or

(iv) any judgment, decree or order of any court, governmental agency or body or regulatory authority having jurisdiction over or binding any Focus Entity or its properties or assets;

and will not result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of any Focus Entity pursuant to any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which any Focus Entity is a party or by which it is bound or to which any of the property or assets of any Focus Entity is subject;

(s) except such as shall have been made or obtained at or before the Closing Time under the Securities Laws, no consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental agency or body or regulatory authority is required for the execution, delivery and performance by

each of the Trust and FET of this agreement, the sale of the Units as contemplated herein, or the consummation of the transactions contemplated herein;

(t) no Focus Entity has received notice from any court, governmental agency or body or regulatory authority of any restriction on its ability or of a requirement for it to qualify, nor is any Focus Entity otherwise aware of any restriction on its ability or of a requirement for it to qualify, to conduct its business as it is currently proposed to be conducted, or to own, lease and operate its properties other than any such restriction or requirement that would not have a material adverse effect on the Focus Entities;

(u) each Focus Entity has conducted and is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted, including, without limitation, performing its obligations under the Material Agreements, if any, to which it is a party;

(v) no Focus Entity is in violation of its constating documents (including, where applicable, the Material Agreements) or by-laws and no Focus Entity is in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other instrument to which it is a party or by which it may be bound or to which any of its property or assets is subject, except for any violation or default which would not have a material adverse effect on the Focus Entities;

(w) the Trust is a "reporting issuer" in the provinces of British Columbia, Alberta, Saskatchewan, Ontario, Québec, Newfoundland and Labrador and Nova Scotia within the meaning of the applicable Securities Laws of such provinces and has equivalent status in the provinces of Manitoba, Prince Edward Island and New Brunswick and is not in default of any requirement of the applicable Securities Laws;

(x) to the best of its knowledge, after due inquiry, the Trust is eligible to file the Preliminary Prospectus and the Prospectus and to distribute Units to persons resident in those Provinces in which it is not currently a reporting issuer;

(y) the Trust Units, Special Voting Rights and Exchangeable Shares have attributes substantially as set forth in the Prospectus;

(z) the issued and outstanding Trust Units are listed and posted for trading on the Toronto Stock Exchange;

(aa) the issued and outstanding Exchangeable Shares are listed and posted for trading on the Toronto Stock Exchange;

(bb) Valiant Trust Company is the duly appointed registrar and transfer agent of the Trust with respect to the Trust Units at its principal office in the city of Calgary and through its co-agent, Equity Transfer Services Inc., at its office in Toronto;

(cc) the minute books of each Focus Entity contain full, true and correct copies of the constating documents of such entities and, at the Closing Time, will contain copies of all material minutes of all meetings and all consent resolutions of the directors (including any committees of the board of directors), partners and shareholders of such entities, as applicable, and all such meetings were duly called and properly held and all such resolutions were properly adopted except to the extent that any such failure could not reasonably be expected to have a materially adverse effect on the Focus Entities;

(dd) each of the Material Agreements has been duly authorized and executed by the Focus Entities that are parties thereto and is a legal, valid and binding obligation of such Focus Entities enforceable against such Focus Entities in accordance with its terms (subject to the general qualifications that enforceability may be limited by bankruptcy, insolvency or other laws affecting creditor's rights generally and that equitable remedies, including the remedies of the specific performance and injunctive relief, are available only in the discretion of the applicable court), and each Focus Entity which is a party to any such agreement is in compliance with the terms of such agreements;

(ee) it has no reason to believe that the Paddock Report – Tommy Lakes Property was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, it has no knowledge of a material adverse change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in such report; and the Focus Entities have made available to each of Paddock and McDaniel, as appropriate, prior to the date hereof, for the purpose of preparing the Paddock-McDaniel Reports – Focus Properties and the Paddock Report – Tommy Lakes Property, all information requested by Paddock and McDaniel, which information does not contain a misrepresentation;

(ff) to the best of its knowledge, the vendor under the Purchase Agreement has made available to Paddock, prior to the issuance of the Paddock Report – Tommy Lakes Property for the purpose of preparing such report, all information requested by Paddock, and such information does not contain a misrepresentation;

(gg) neither the Trust nor FET is aware of any defects, failures or impairments in the title of the Focus Entities to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current production volumes of the Focus Entities; or (iii) the current cash flow of the Focus Entities;

(hh) other than has been disclosed in the Public Record, there has not occurred any material spills, emissions or pollution on any property of any Focus Entity, nor has any Focus Entity been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable environmental laws or regulations any of which might reasonably be expected to materially adversely affect the business of the Focus Entities;

(ii) no order, ruling or determination having the effect of ceasing, suspending or restricting trading in any securities of the Trust or the sale of the Units has been issued and no proceedings, investigations or inquiry for such purpose are pending or, to the knowledge of the Trust or FET is contemplated or threatened; and

(jj) with such exceptions as are not material to the Focus Entities, each Focus Entity has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by any Focus Entity and to the knowledge of the Trust and FET, there are no actions, suits, proceedings, investigations or claims threatened or pending against any Focus Entity in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority.

7.2 Each of the Trust and FET covenants and agrees with and in favour of the Underwriters that the purchase price for the Units (net of related costs) received by the Trust from the Underwriters will be used for the purposes described in the Prospectus.

7.3 The Trust covenants and agrees with and in favour of the Underwriters that the Trust will not make any distribution to holders of Trust Units for which the record date for determining the holders of Trust Units entitled to such distribution is prior to the Closing Date, other than the previously announced monthly distribution of $0.14 per Trust Unit which is payable on March 15, 2004 to unitholders of record on February 29, 2004.

8. Closing

8.1 The Closing of the purchase and sale of the Units shall take place at the Closing Time at the offices of Burnet, Duckworth & Palmer LLP in Calgary, Alberta. Subject to the conditions set forth in section 9, at the Closing Time, the Trust shall deliver to Scotia Capital Inc., on behalf of the Underwriters, a certificate in the name of "Scotia Capital Inc." or in such other name or names as Scotia Capital Inc. may notify the Trust not less than one business day before the Closing Date, representing the number of Units purchased by the Underwriters at Closing, against payment by the Underwriters to the Trust of the purchase price therefor, less the Underwriting Fee. Such certificate shall be

immediately exchanged for certificates representing the same aggregate number of Units which will be released that day at such of the principal offices of Valiant Trust Company in the city of Calgary and registered in such names as shall be designated in writing to Valiant Trust Company by the Underwriters or its agents in sufficient time prior to the Closing Date, to permit such release. All payments at the Closing Time shall be made by certified cheque, bank draft or wire transfer in immediately available Canadian funds. All such exchanges of certificates are to be made without cost to the Underwriters or the members of any selling group (other than applicable transfer taxes, if any).

9. Conditions Precedent

9.1 The following are conditions precedent to the obligations of the Underwriters to close the transaction contemplated by this agreement, which conditions each of the Trust and FET covenants to exercise its best efforts to have fulfilled at or prior to the Closing Time and which conditions may be waived in writing in whole or in part by the Underwriters:

(a) at the Closing Time, the Trust shall have delivered to the Underwriters a certificate on behalf of the Trust and FET, dated the Closing Date and signed by the Chief Executive Officer and the Chief Financial Officer of or by such other officers as the Underwriters may approve, certifying that:

(i) the Trust and FET have complied with and satisfied in all material respects, all terms, conditions and covenants of this agreement to be complied with or satisfied by them at or prior to the Closing Time;

(ii) except for changes contemplated by this agreement, the representations and warranties of the Trust and FET contained herein are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

(iii) no order, ruling or determination having the effect of ceasing trading in the Trust Units in any of the Provinces has been issued and no proceedings for such purpose are pending or, to the knowledge of the persons signing such certificate, contemplated or threatened; and

(iv) there has been no adverse material change, financial or otherwise, to such date in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Focus Entities, other than disclosed in the Prospectus or any Prospectus Amendment.

(b) at the Closing Time, the Trust shall have furnished to the Underwriters evidence that the Units have been conditionally approved for listing on the Toronto Stock Exchange and that the Units will be posted for trading at the opening of trading on the Closing Date;

(c) at the Closing Time, the Underwriters shall have received letters of the current and former auditors of the Trust and from the auditors of the Tommy Lakes Property updating the letters referred to in section 3.1(d) above to the Closing

Time (and to include any applicable Subsequent Disclosure Documents), such letters to be in form and substance satisfactory to the Underwriters and their counsel, provided that such letters shall be based on a review by the auditors having a cut-off date not more than two business days prior to the Closing Date;

(d) at the Closing Time, the Underwriters shall have received an appropriate legal opinion, dated the Closing Date, from Quebec counsel as to compliance with the laws of Quebec relating to the use of the French language, which opinion shall be in form and substance satisfactory to the Underwriters' counsel; and

(e) at the Closing Time, the Underwriters shall have received favourable legal opinions dated the Closing Date, on behalf of the Focus Entities from Burnet, Duckworth & Palmer LLP, and on behalf of the Underwriters from Bennett Jones LLP, with respect to all such matters as the Underwriters may reasonably request (including, without limitation, the execution, delivery and enforceability of this agreement, the issue of the Units and their offering and sale as contemplated by the Prospectus) and such other certificates and documents as the Underwriters and their counsel may reasonably request.

It is understood that counsel for the Underwriters may rely on the opinions of counsel for the Trust as to matters which relate specifically to the Focus Entities and that counsel for the Trust and the Underwriters may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Trust and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors' rights laws and public policy considerations.

10. Termination

10.1 In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at the Underwriter's option, to terminate and cancel its obligations under this agreement, without any liability on its part, if:

(a) prior to the Closing Time, any inquiry, investigation or other proceeding is announced, commenced or threatened or any order or ruling is issued (and has not been rescinded, revoked or withdrawn) by any securities regulatory authority, the Toronto Stock Exchange or any other competent authority, or there is any change of law or the interpretation or administration thereof, which operates to prevent or restrict or suspend or to materially adversely affect the trading or the distribution of the Trust Units (or any of them) in the Provinces;

(b) prior to the Closing Time, there shall occur any change as is contemplated in section 6.1 hereof (other than a change related solely to the Underwriters) which in its opinion would reasonably be expected to have a material adverse effect on the market price or value of the Units;

(c) prior to the Closing Time, there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation, or any other occurrence of any nature whatsoever which, in its opinion, acting reasonably, seriously adversely affects or will seriously adversely affect the financial markets or the business, operations or affairs of the Focus Entities;

(d) prior to the Closing Time, there is announced any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof and such change renders the Tax Opinions inapplicable, which in the opinion of the Underwriters may prevent or operate to prevent or restrict the distribution of, or trading in, the Units or the trading in any other securities of the Trust;

(e) prior to the filing of the Prospectus, the Underwriters shall become aware, as a result of its due diligence review, of any material adverse information or fact with respect to any Focus Entity which had not been publicly disclosed prior to the date of this agreement, which in its opinion, acting reasonably, may seriously adversely affect the value or market price of the Units or the investment quality or marketability of the Units; or

(f) the Trust or FET shall be in breach of default under or non-compliance with any material representation, warranty, term or condition of this agreement.

Any such termination shall be effected by giving written notice to the Trust at any time prior to the Closing Time. In the event of a termination by the Underwriters pursuant to this section 10.1, there shall be no further liability on the part of the Underwriters, or any one of them, or of the Trust and FET to the Underwriters except in respect of the payment of the expenses referred to in section 14 hereof as shall have been incurred as of the time of such termination and in respect of any liability of the Trust and FET to the Underwriters which may have arisen or may thereafter arise under sections 12.1 or 12.3 hereof.

11. Conditions

11.1 All representations, warranties, terms and conditions of this agreement shall be construed as conditions and any breach or failure to comply in all material respects with any such representations, warranties, terms or conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligation to purchase the Units by notice in writing to that effect given to the Trust at or prior to the Closing Time. The Underwriters may waive in whole or in part or extend the time for compliance with any of such, representations, warranties, terms and conditions without prejudice to its rights in respect of any other of such representations, warranties, terms and conditions or any other breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

12. Indemnification

12.1 Each of the Trust and FET (collectively, the "**Indemnitors**"), jointly and severally, covenants and agrees to indemnify and hold harmless each of the Underwriters and each of their respective directors, officers, employees, shareholders and agents (collectively, the "**Indemnified Parties**") from and against all liabilities, claims, demands, losses (other than loss of profit in connection with the distribution of the Units), costs, damages and expenses in any way caused by or arising directly or indirectly from or in consequence of:

(a) any information or statement (except any information or statement relating solely to the Underwriters) in the Preliminary Prospectus, the Prospectus, any Prospectus Amendment, any Subsequent Disclosure Document or in any other document or material filed or delivered pursuant hereto being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to the Underwriters) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(b) any order made or any, investigation or proceeding commenced or threatened by any securities regulatory or other authority based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriters) in the Preliminary Prospectus, the Prospectus or in any Prospectus Amendment or in any other document or material filed or delivered pursuant hereto, preventing or restricting the trading in or the distribution of the Units, or any of them, in any of the Provinces;

(c) the breach of any representations, warranties or covenants of the Trust or FET contained herein or delivered pursuant hereto; or

(d) the Trust not complying with any requirement of applicable Securities Laws or the by-laws, rules or policies of the Toronto Stock Exchange in connection with the transaction contemplated herein;

provided that none of the Indemnitors shall be liable to an Indemnified Party in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise directly or indirectly by reason of the negligence, fraud or wilful misconduct of such Indemnified Party or the breach by any such Indemnified Party of any of its covenants herein provided for or of applicable Securities Laws or other laws in connection with the transaction contemplated herein.

12.2 In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in section 12.1 is due in accordance with its terms but is held by a court to be unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any liabilities, claims, demands, losses, costs, damages and expenses referred to therein, the Indemnitors shall contribute to the amount paid or payable (or, if

such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(a) in such proportion as is appropriate to reflect the relative benefits received by the Indemnitors on the one hand and the Underwriters on the other from the distribution of the Units; or

(b) if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault of the Indemnitors on the one hand and the Underwriters on the other in connection with the matters or things referred to in section 12.1 which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations;

provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee or any portion thereof actually received. The relative benefits received by the Indemnitors on the one hand and the Underwriters on the other shall be deemed to be in the same ratio as the total proceeds from the distribution of the Units (net of the Underwriting Fee payable to the Underwriters but before deducting expenses) received by the Trust is to the Underwriting Fee received by the Underwriters. The relative fault of the Indemnitors on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the matters or things referred to in section 12.1 which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Indemnitors or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in section 12.1. The parties agree that it would not be just and equitable if contribution pursuant to this section 12.2 were determined by any method of allocation which does not take into account the equitable considerations referred to above in this section 12.2.

12.3 If any matter or thing contemplated by this section 12 shall be asserted against any Indemnified Party, the Indemnified Party concerned shall promptly notify the Indemnitors and the Underwriters of the nature of such claim (provided that any failure to so notify promptly shall relieve the Indemnitors of liability under this section 12 only to the extent that such failure prejudices the ability of the Indemnitors to defend such claim), and the Indemnitors shall, subject as hereinafter provided, be entitled (but not required) to assume the defence of any suit or proceeding (including any governmental or regulatory investigation or proceeding) brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party (whose acceptance shall not be unreasonably withheld) and no admission of liability or settlement shall be made by the Indemnitors or any Indemnified Party in respect of any Indemnified Party without, in each case, the prior written consent of the other party, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate

counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Indemnitors fail to assume the defence of such suit on behalf of the Indemnified Party within a reasonable period of time; or (ii) the employment of such counsel has been authorized in writing by the Indemnitors; or (iii) the named parties to any such suit or proceeding include both the Indemnified Party on the one hand and any of the Indemnitors on the other and the Indemnified Party shall have received a written opinion from counsel acceptable to the Indemnitors, acting reasonably, that representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case, if such Indemnified Party notifies the Indemnitors in writing that it elects to employ separate counsel at the expense of the Indemnitors, the Indemnitors shall not have the right to assume the defence of such suit or proceeding on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party, it being understood, however, that the Indemnitors shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm for all such Indemnified Parties). None of the Indemnitors shall be liable for any settlement of any action or suit effected without its written consent. It is the intention of the Indemnitors to constitute each of the Underwriters as trustees for the Underwriters' respective directors, officers, employees, shareholders and agents of the covenants of the Indemnitors under section 12.1 with respect to the Underwriters' directors, officers, employees, shareholders and agents, and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

12.4 The rights provided in this section 12 shall be in addition to and not in derogation of any other right which the Underwriters may have by statute or otherwise at law.

13. Obligations of the Underwriters

13.1 The obligations of the Underwriters to purchase the Units at the Closing Time shall be several and not joint in that each Underwriter shall be obligated to purchase only the percentage of the Units respectively set out opposite its name below:

Scotia Capital Inc.	30%
RBC Dominion Securities Inc.	30%
CIBC World Markets Inc.	15%
TD Securities Inc.	15%
Canaccord Capital Corporation	4%
FirstEnergy Capital Corp.	4%
Desjardins Securities Inc.	2%
	100%

13.2 If one or more of the Underwriters fails to purchase at the Closing Time its applicable percentage of the total number of Units (a "Refusing Underwriter"), then provided that the number of Units to be purchased by the Refusing Underwriter and any other Refusing Underwriter exceeds 5% of the total number of Units to be purchased at the Closing Time, the remaining Underwriters shall have the right, but not the obligation, to purchase

on a pro rata basis (or on such other basis as may be agreed to by the remaining Underwriters) all, but not less than all, of the Units which would otherwise have been purchased by the defaulting Underwriter or Underwriters, and the remaining Underwriters shall also have the right, by notice in writing to the Trust, to postpone the Closing Time for a period not exceeding five business days to determine whether or not to exercise such right to purchase. In the event that such right is not exercised, the Underwriter or Underwriters which are able and willing to purchase shall be relieved of all obligations to the Trust on submission to the Trust and FET of reasonable evidence of its or their ability and willingness to fulfil its or their obligations hereunder at the Closing Time.

13.3 If the number of Units to be purchased by the Refusing Underwriter and any other Refusing Underwriter is 5% or less of the total number of Units to be purchased at the Closing Time, the other Underwriters shall have the right, but not the obligation, severally to purchase, on a pro rata basis or such other basis as may be agreed by them, the Units which the Refusing Underwriter was to have purchased, provided that in the event such right is exercised the remaining Underwriters shall have the right to postpone the Closing Time for such period, not to exceed five business days, as they shall determine in order to effect any necessary changes in the Prospectus or in any other document or in order to make any necessary arrangements. In the event such right is not exercised, the total number of Units to be purchased hereunder shall be reduced by the number of Units which the Refusing Underwriter was to have purchased.

13.4 Nothing in this section 13 shall obligate the Trust to sell to one or any of the Underwriters less than all of the Units or shall relieve any Underwriter in default from liability to the Trust or FET or to any non-defaulting Underwriter in respect of its default hereunder. In the event of a termination by the Trust or FET of their obligations under this agreement, there shall be no further liability on the part of the Trust or FET to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under sections 12 and 14.

14. Expenses

14.1 Whether or not the transactions herein contemplated shall be completed, all expenses of or incidental to the issue and offering of the Units shall be borne by the Trust, including, without limitation, all costs and expenses of or incidental to the preparation, filing, French translation, reproduction and delivery of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment, all stock exchange listing fees and Securities Commission filing fees, the fees and expenses of the Trust's counsel, the fees and expenses of agent counsel retained by the Trust's counsel, and the fees and expenses of the auditors and engineers of the Trust relating to the transactions contemplated herein.

15. Restrictions on Further Issuances

15.1 During the period commencing on the date hereof and ending on the day which is 90 days following the Closing Date, the Trust shall not, without the prior written consent of Scotia Capital Inc. and RBC Dominion Securities Inc. on behalf of the Underwriters after consultation with the Underwriters, which consent shall not be unreasonably withheld,

directly or indirectly, issue, sell, offer to sell, grant any option for the sale of, or otherwise dispose of any Trust Units or any other securities convertible or exercisable into Trust Units (other than pursuant to the Trust's trust unit rights incentive plan, or the Trust's executive bonus plan or upon the exchange of issued and outstanding Exchangeable Shares), agree to become bound to do so, or disclose to the public any intention to do so.

16. Notices

16.1 Any notices or other communication to be given hereunder shall, in the case of notice to the Trust or FET, be addressed to the Trust at the address on page 1 hereof (fax no. (403) 781-8408), with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue SW
Calgary, Alberta T2P 3N9

Attention: Grant Zawalsky
Fax No.: (403) 260-0332

and, in the case of notice to the Underwriters, be addressed to Scotia Capital Inc. and RBC Dominion Securities Inc. on behalf of the Underwriters as follows:

Scotia Capital Inc.
Suite 2000
700 - 2nd Street S.W.
Calgary, Alberta T2P 2W1

Attention: Craig Langpap
Fax No.: (403) 298-4099

RBC Dominion Securities Inc.
1100 Bankers Hall West
888 – 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Robi Contrada
Fax No.: (403) 299-6900

with a copy to:

Bennett Jones LLP
4500 Bankers Hall East
855 - 2nd Street S.W.
Calgary, Alberta T2P 4K7

Attention: Perry Spitznagel
Fax No.: (403) 265-7219

Any notice or other communication shall be in writing and, unless delivered personally to a responsible officer of the addressee, shall be given by facsimile, and shall be deemed to be given at the time sent by facsimile or delivered, if sent by facsimile or delivered to the recipient on a business day (in Calgary) and before 5:00 p.m. (Calgary time) on such business day, and otherwise shall be deemed to be given at 9:00 a.m. (Calgary time) on the next following business day (in Calgary). Any party may change its address for notice by notice to the other parties hereto given in the manner herein provided.

17. Authority to Act on Behalf of Underwriters

The Trust and FET shall be entitled to and shall act on any notice or other communication given by or on behalf of the Underwriters by Scotia Capital Inc. and RBC Dominion Securities Inc., which shall represent the Underwriters and which has the authority to bind the Underwriters, except in respect of: (i) a notice of termination given pursuant to section 10, which notice may be given by any Underwriter; (ii) an agreement of settlement given under section 12, which may be given only by the Underwriter affected thereby; or (iii) the exercise of an Underwriter's right under Section 13, which must be exercised only by the Underwriter affected thereby. Each Underwriter shall consult fully with any other with respect to any such notice or other communication. Acceptance of this offer by the Trust and FET shall constitute their respective authority for accepting notification of any such matters from Scotia Capital Inc. and RBC Dominion Securities Inc.

18. Distributions

The Trust and FET agree that it is a material term of this Agreement and the determination of the purchase price of the Units that the cash distribution payable on or about April 15, 2004 to Unitholders of record on March 31, 2004, and thereafter all other monthly cash distributions on the Trust Units, be paid on the Units purchased hereunder to Unitholders of record on the applicable record date. Accordingly, the Trust and FET agree that if for any reason Closing occurs after March 31, 2004, the Trust and FET shall, at the request of the Underwriters, reduce the purchase price for the Units purchased hereunder by the amount of any such distributions on the Units, and the Underwriters shall have the right to postpone the Closing Time for such period, not exceeding 10 Business Days, in order that the required changes in the Prospectus and in any other documents or arrangement may be effected.

19. Limitation on Liability of Trust and Unitholders

The parties hereto acknowledge that FET is entering into this Agreement solely on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon FET or any of the unitholders of the Trust, and that any recourse against the Trust or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture.

20. Miscellaneous

20.1 The representations and warranties contained in this agreement shall survive the purchase by the Underwriters of the Units and shall continue in full force and effect unaffected by any subsequent disposition by the Underwriters of the Units.

20.2 Time shall be of the essence of this agreement.

20.3 This agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original but which together shall constitute one and the same agreement.

20.4 If any provision of this agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this agreement and such void or unenforceable provision shall be severable from this agreement.

20.5 This agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta.

20.6 Each party to this agreement covenants and agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this agreement or of any agreement or other document executed pursuant to this agreement or any of the respective obligations intended to be created hereby or thereby.

20.7 It is understood that the terms and conditions of this agreement shall supersede any written agreement between the Underwriters and the Trust and FET in respect of the offer and sale of the Units.

If the foregoing is acceptable to you, please signify such acceptance by executing and returning the enclosed copy of this letter to the Underwriters. Such acceptance will constitute an agreement for the purchase by the Underwriters and sale by the Trust of the Units on the terms set out herein.

Yours truly,

SCOTIA CAPITAL INC.

By: "*Mark Herman*"
Mark Herman

RBC DOMINION SECURITIES INC.

By: "*Robi Contrada*"
Robi Contrada

CIBC WORLD MARKETS INC.

By: "*Brenda A. Mason*"
Brenda A. Mason

TD SECURITIES INC.

By: "*Gregory B. Saksida*"
Gregory B. Saksida

CANACCORD CAPITAL CORPORATION

By: "*Karl B. Staddon*"
Karl B. Staddon

FIRSTENERGY CAPITAL CORP.

By: "*M. Scott Bratt*"
M. Scott Bratt

DESJARDINS SECURITIES INC.

By: "*Jake A. Herman*"
Jake A. Herman

Accepted as of the 8th day of March, 2004.

FOCUS ENERGY TRUST, by FET Resources Ltd.	**FET RESOURCES LTD.**
By: *"Derek Evans"*	By: *"Derek Evans"*
Derek Evans	Derek Evans


ASC
Alberta Securities Commission

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

FOCUS ENERGY TRUST

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick and Prince Edward Island have been issued for a Short Form Prospectus of the above issuer dated March 15, 2004.

DATED at Calgary, Alberta this March 15, 2004

"Agnes Lau"
Agnes Lau
Deputy Director, Capital Markets

SEDAR Project # 00619872

 82-34761

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws. Accordingly, these securities may not be offered or sold within the United States and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

New Issue **March 15, 2004**

SHORT FORM PROSPECTUS


FOCUS
ENERGY TRUST

$74,500,000
5,000,000 Units

This short form prospectus qualifies the distribution of 5,000,000 trust units ("Units") of Focus Energy Trust (the "Trust" or "Focus") at a price of $14.90 per Unit. The issued and outstanding Units are listed on the Toronto Stock Exchange (the "TSX") under the trading symbol "FET.UN". On March 5, 2004, the last trading day prior to the public announcement of the offering, the closing price of the Units on the TSX was $15.00. On March 12, 2004, the closing price of the Units on the TSX was $14.86. The TSX has conditionally approved the listing of the Units offered hereunder. Listing is subject to the Trust fulfilling all of the listing requirements of the TSX on or before June 7, 2004. The offering price of the Units was determined by negotiation between FET Resources Ltd. ("FET Resources"), on behalf of the Trust, and Scotia Capital Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., TD Securities Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp. and Desjardins Securities Inc. (collectively, the "Underwriters").

Price: $14.90 per Unit

	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust [(1)]
Per Unit	$14.90	$0.745	$14.155
Total Offering	$74,500,000	$3,725,000	$70,775,000

Note:

(1) Before deducting expenses of the offering estimated to be $375,000, which will be paid from the general funds of the Trust.

Subscribers who purchase Units pursuant to the offering and who hold such Units on the relevant record date will be eligible to receive distributions commencing with the distribution anticipated to be payable on or about April 15, 2004, provided closing of the offering occurs by March 31, 2004, the anticipated record date for such distribution. Subscribers will not be eligible to receive the distribution to be paid on March 15, 2004, the record date for which was February 29, 2004.

In the opinion of counsel, subject to the qualifications and assumptions discussed under the heading "*Canadian Federal Income Tax Considerations*", the Units offered hereunder will, on the date of issue, be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Trust and delivered and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "*Plan of Distribution*" and subject to approval of certain legal matters relating to the offering on behalf of the Trust by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Bennett Jones LLP.

Scotia Capital Inc., RBC Dominion Securities Inc. and CIBC World Markets Inc. are directly or indirectly owned by Canadian chartered banks which are lenders to FET Resources, a subsidiary of the Trust. Consequently, the Trust may be considered a "connected" issuer of Scotia Capital Inc., RBC Dominion Securities Inc. and CIBC World Markets Inc.

within the meaning of applicable Canadian securities legislation. See "*Relationship Among the Trust, FET Resources and Certain Underwriters*".

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about March 23, 2004 or such other date not later than April 16, 2004 as the Trust and the Underwriters may agree. Definitive certificates representing the Units will be available for delivery at closing. Subject to applicable laws, the Underwriters may, in connection with the offering, effect transactions which stabilize or maintain the market price of the Units at levels other than those which might otherwise prevail on the open market. See "*Plan of Distribution*".

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust and FET Resources believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

In particular, this short form prospectus, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- oil and natural gas production levels;
- capital expenditure programs;
- the quantity of the oil and natural gas reserves;
- projections of commodity prices and costs;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; and
- treatment under governmental regulatory regimes.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- fluctuations in foreign exchange or interest rates and stock market volatility;
- failure to realize the anticipated benefits of acquisitions; and
- the other factors discussed under "*Risk Factors*".

These factors should not be construed as exhaustive. Neither the Trust nor FET Resources undertakes any obligation to publicly update or revise any forward-looking statements.

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither the Trust nor FET Resources undertakes any obligation to publicly update or revise any forward-looking statements.

SELECTED ABBREVIATIONS AND DEFINITIONS

In this short form prospectus, the abbreviations and terms set forth below have the meanings indicated:

"°API" is an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil

"bbl" means one barrel

"bbls/d" means barrels per day

"bcf" means one billion cubic feet

"boe" means barrels of oil equivalent. A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of six mcf to one barrel.

"boe/d" means barrels of oil equivalent per day

"mbbls" means one thousand barrels

"mboe" means one thousand barrels of oil equivalent

"mcf" means one thousand cubic feet

"mcf/d" means one thousand cubic feet per day

"mmbbls" means one million barrels

"mmcf" means one million cubic feet

"mmcf/d" means one million cubic feet per day

"NGLs" means natural gas liquids

"ABCA" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Arrangement" means the plan of arrangement involving the Trust, Storm and New Storm completed on August 23, 2002 under the ABCA pursuant to which, among other things, the Trust indirectly acquired all of the issued and outstanding common shares of Storm, certain growth assets of Storm were acquired by New Storm and the shares of New Storm were distributed to the former holders of common shares of Storm;

"Board of Directors" or **"Board"** means the board of directors of FET Resources or its successors;

"Credit Facilities" has the meaning ascribed thereto in Note 1 to the table under "*Consolidated Capitalization of the Trust*";

"Distribution Record Date" means the last day of each calendar month or such other date as may be determined from time to time by the Trustee, except that December 31 shall in all cases be a Distribution Record Date;

"Effective Date" means August 23, 2002;

"FET Common Shares" means common shares of FET Resources;

"FET Exchangeable Shares" means exchangeable shares, series A of FET Resources;

"FET Notes" or **"Notes"** means the 14% unsecured subordinated notes of FET Resources issued in connection with the Arrangement;

"FET Resources" means FET Resources Ltd., a corporation incorporated under the ABCA;

"Focus" or the "Trust" means Focus Energy Trust, a trust formed pursuant to the laws of Alberta;

"Loon Lake Acquisition" means the acquisition of the Loon Lake Property by FET Resources as more particularly described under the heading "*Recent Developments – Loon Lake Acquisition*";

"Loon Lake Property" means the interests in oil and natural gas reserves and associated facilities located in the Trust's core area of Red Earth, Alberta acquired by FET Resources pursuant to the Loon Lake Acquisition as more particularly described under the heading "*Recent Developments - Loon Lake Acquisition*";

"New Storm" means Storm Energy Ltd., a corporation incorporated under the ABCA;

"NPI" means the net profits interest, commencing August 23, 2002, entitling the Trust to approximately 99% of the net cash flow generated from certain of the present and future oil and gas interests and related tangibles owned, directly or indirectly, by FET Resources after certain costs, expenditures and deductions;

"NPI Agreement" means the net profits interest agreement dated August 23, 2002, between FET Resources and the Trust;

"Paddock Report" means the report prepared by Paddock Lindstrom & Associates Ltd. dated March 1, 2004 which presents an evaluation of the natural gas, crude oil and natural gas liquids reserves for the Tommy Lakes Property at April 1, 2004;

"Permitted Investments" means: (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited; and (iii) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition;

"Purchase Agreement" means the purchase agreement dated March 5, 2004 among FET Resources, Focus B.C. Trust and the Vendor;

"Special Voting Right" means the special voting right of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"Storm" means Storm Energy Inc., a predecessor corporation to FET Resources, incorporated under the ABCA;

"Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder;

"Tommy Lakes Acquisition" means the acquisition of the Tommy Lakes Partnership, which owns the Tommy Lakes Property, by Focus B.C. Trust and FET Resources pursuant to the Purchase Agreement;

"Tommy Lakes Partnership" means Tommy Lakes Partnership, a general partnership formed under the laws of Alberta;

"Tommy Lakes Property" means an approximately 50% interest in the West Tommy Lakes oil and natural gas property owned by the Vendor and acquired by Focus B.C. Trust and FET Resources pursuant to the Purchase Agreement;

"Trust Indenture" means the amended and restated trust indenture dated July 15, 2002 pursuant to which the Trust is governed;

"Trustee" means Valiant Trust Company, or its successor as trustee of the Trust;

"Trust's AIF" means the renewal annual information form of the Trust dated May 16, 2003;

"TSX" means the Toronto Stock Exchange;

"Underwriters" means, collectively, Scotia Capital Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., TD Securities Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp. and Desjardins Securities Inc.;

"Underwriting Agreement" means the agreement dated as of March 8, 2004 among the Trust, FET Resources and the Underwriters in respect of the offering;

"United States" or **"U.S."** means the United States of America;

"Unitholders" or **"Unitholder"** means holders from time to time of the Units;

"Units" means trust units of the Trust;

"Vendor" means a senior Canadian oil and natural gas exploration and production company and partnership controlled by it;

"Voting and Exchange Trust Agreement" means the voting and exchange trust agreement entered into on the Effective Date; and

"Voting and Exchange Trust Agreement Trustee" means Valiant Trust Company, the initial trustee under the Voting and Exchange Trust Agreement, or such other trustee, from time to time appointed thereunder.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders.

All dollar amounts set forth in this short form prospectus are in Canadian dollars, except where otherwise indicated.

RESERVE DISCLOSURE

The Trust will be subject to National Instrument 51-101 ("NI 51-101"), which was implemented in September 2003 and requires public filings to apply the new standards in 2004, containing information as at the end of the Trust's financial year of December 31, 2003. NI 51-101 prescribes standards for the preparation and disclosure of oil and gas reserves and related estimates, requires the annual public filing of certain of those estimates and other information pertaining to oil and gas activities, and specifies responsibilities of corporate directors. In particular, the definitions of proved reserves and probable reserves contain specific quantifications of levels of certainty of 90% for proved reserves and of 50% for proved plus probable reserves. Additionally, evaluators have been made accountable to standards contained in NI 51-101. The reserve information contained in the AIF prepared by Paddock Lindstrom & Associates Ltd. ("Paddock") was prepared in accordance with National Policy 2-B ("NP 2-B"). Paddock has advised the Trust that the "proved reserves" and "proved plus half probable reserves" contained in its report prepared in accordance with NP 2-B will not be materially different than "proved reserves" and "proved plus probable reserves" prepared using the reserve definitions set forth in NI 51-101.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of FET Resources at 3250, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 2V7, telephone (403) 781-8409. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice President, Finance and Chief Financial Officer of FET Resources at the above-mentioned address and telephone number. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com. The Trust's SEDAR profile number is 18353.

The following documents of the Trust, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Trust's AIF;

(b) the audited comparative consolidated financial statements of the Trust as at and for the year ended December 31, 2002, together with the notes thereto and the auditors' report thereon;

(c) the management's discussion and analysis of financial conditions and results of operations for the year ended December 31, 2002;

(d) the Trust's Information Circular – Proxy Statement dated April 8, 2003 relating to the annual meeting of Unitholders held on May 15, 2003, excluding the sections entitled "*Report of Compensation Committee*", "*Performance Chart*" and "*Corporate Governance*";

(e) the unaudited comparative consolidated financial statements of the Trust as at and for the nine month period ended September 30, 2003, which are contained in the Third Quarter Interim Report of the Trust; and

(f) the management's discussion and analysis of the financial conditions and results of operations for the nine months ended September 30, 2003.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

FOCUS ENERGY TRUST

General

The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 3250, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7. The Trust was established to:

- invest in securities of FET Resources and participate in the Arrangement;
- acquire the net profits interest under the NPI Agreement;
- acquire or invest in other securities of FET Resources and in the securities of any other entity including without limitation bodies corporate, partnerships or trusts, and borrowing funds or otherwise obtaining credit for that purpose;
- dispose of any part of the property of the Trust, including, without limitation, any securities of FET Resources;
- temporarily hold cash and investments for the purposes of paying the expenses and the liabilities of the Trust, make other Permitted Investments as contemplated by the Trust Indenture, pay amounts payable by the Trust in connection with the redemption of any Units, and make distributions to Unitholders; and
- pay costs, fees and expenses associated with the foregoing purposes or incidental thereto.

The Trustee is prohibited from acquiring any investment which: (a) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by section 5000 of the Tax Regulations; or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust. Currently, the only income to be received by the Trust is from the interest received on the principal amount of Notes and under the NPI Agreement. The Trust has been making monthly cash distributions to Unitholders (since October 15, 2002) of the interest income earned from the Notes and the income earned under the NPI Agreement, after expenses, if any, and any cash redemptions of Units.

Inter-Corporate Relationships

The following table provides the name, the percentage of voting securities owned by the Trust and the jurisdiction of incorporation, continuance or formation of the Trust's subsidiaries, partnerships and trusts either, direct and indirect, as at the date hereof.

	Percentage of voting securities (directly or indirectly)	Nature of Entity	Jurisdiction of Incorporation/Formation
FET Resources Ltd.	100%	Corporation	Alberta
FET Gas Production Ltd.	100%	Corporation	Alberta
Focus B.C. Trust	100%	Trust	Alberta
Tommy Lakes Partnership	100%	General Partnership	Alberta

Organizational Structure of the Trust

The following diagram sets forth the organizational structure of the Trust as at the date hereof.


Trust Unitholders(1)
Trust Units
Exchangeable Shareholders
Exchange Rights
Trust
100% Common Shares
ExchangeCo
100% Common Shares
100% Units
Focus B.C. Trust
FET Resources(3)
1%
40%
100%
99%
Redearth Partnership
FET Gas Production Ltd.(4)
Tommy Lakes Partnership

Notes:

(1) The Unitholders own 100% of the Trust.

(2) Cash flow represents payments made by FET Resources to the Trust in respect of interest payments on the Notes, income received by the Trust under the NPI Agreement and distributions made by Focus B.C. Trust. In addition to such amounts, prepayments in respect of principal on the Notes may be made from time to time by FET Resources to the Trust before the maturity of the Notes.

(3) FET Resources is a wholly owned subsidiary of the Trust. The Trust will invest funds raised through any subsequent issuance of Units in additional securities of FET Resources to enable FET Resources to make capital expenditures. In addition, the Trust may reinvest a portion of the income received from FET Resources as well as any repayments of principal on the Notes in securities of FET Resources to enable FET Resources to make capital expenditures.

(4) FET Gas Production Ltd. is a wholly owned subsidiary of FET Resources.

In accordance with the terms of the Trust Indenture and the Special Voting Right issued to the Trustee, holders of Units and holders of FET Exchangeable Shares are entitled to direct the Trust as to how to vote in respect of all matters to be placed before the Trust, including the election of directors of FET Resources, approving the Trust's financial statements, and appointing the auditors of the Trust.

DESCRIPTION OF BUSINESS

General

FET Resources is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in the provinces of British Columbia and Alberta. The business plan of FET Resources is to maximize returns to the Trust from FET Resources' oil and natural gas properties and related assets. Where possible, FET Resources intends to expand its reserve base through the selective addition of high-quality, long-life reserves with low risk development opportunities.

In reviewing potential properties or acquisitions, FET Resources will consider a number of factors, including: (i) the present value of the future revenue from such properties from the proved producing, total proved and established reserves; (ii) the amount of potential for additional reservoir development; (iii) whether sufficient infrastructure exists in the prospect to provide for increased activity; (iv) the cost of any potential development; (v) investments in properties that exhibit medium to long life reserves; and (vi) the ability of FET Resources to enhance the value of acquired properties through additional exploitation efforts and additional development drilling. **The Board of Directors may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to these guidelines based upon the Board's consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life and asset quality.**

Significant Acquisitions and Significant Dispositions

Neither the Trust nor FET Resources made any significant acquisitions or dispositions in the fiscal year ended December 31, 2002, other than the reorganization of assets that occurred as a result of the Arrangement. During 2003 and 2004 to date, the only significant acquisition or disposition made by the Trust or FET Resources is the Tommy Lakes Acquisition (as described below).

RECENT DEVELOPMENTS

Loon Lake Acquisition

On June 4, 2003 the Trust announced the completion of the Loon Lake Acquisition for $20.8 million, before closing adjustments and the subsequent exercise of a right of first refusal by another working interest owner. At the time of the acquisition, the Loon Lake Property was comprised of 50 gross (20.6 net) producing oil wells producing 385 barrels per day of 38° API oil and 80 mcf per day of natural gas. The Loon Lake Acquisition includes both unit and non-unit interests at the Loon Lake Property. Approximately 84% of acquired production and 87% of the acquired reserves are represented by a 41.5% working interest in the Loon Slave Point G-Unit, which is operated by FET Resources. The Loon Lake Property also includes a five year drilling option to earn a 50% interest in 21 sections of undeveloped lands, and ownership in oil processing and power generation facilities. The Loon Lake Acquisition originally included a 50% working interest in 15 sections of land and 5 standing natural gas wells at FET Resources' Tommy Lakes natural gas property in northeastern British Columbia but subsequent to closing another working interest owner exercised its right of first refusal. The Trust received $3.2 million in proceeds upon exercise of the right of first refusal.

FET Resources acquired the properties from New Storm, which has three directors in common with FET Resources. The approval of the transaction was made by the unrelated directors of FET Resources based on an independent engineering evaluation.

Tommy Lakes Acquisition

On March 5, 2004, Focus, FET Resources and Focus B.C. Trust entered into the Purchase Agreement with the Vendor providing for the acquisition of the Tommy Lakes Partnership for the purchase price of approximately $110 million. The acquisition of the Tommy Lakes Partnership will have an effective date and expected closing date of April 1, 2004. The Tommy Lakes Partnership owns 100% of the Tommy Lakes Property, and following the acquisition, Focus will own and operate all of the Tommy Lakes Property.

The Tommy Lakes Property consists of natural gas assets located in northeastern British Columbia which had average net production for January and February of approximately 2,170 boe/d (approximately 89% of which is natural gas). The production from the Tommy Lakes Property is operated by FET Resources. Management of FET Resources believes that the Tommy Lakes Property offers additional low risk development and optimization potential.

INFORMATION CONCERNING TOMMY LAKES PROPERTY

Certain information in this short form prospectus in respect of the Tommy Lakes Property has been taken from information provided by the Vendor.

Drilling History

The following table sets forth the number of gross and net wells in which the Vendor drilled or participated in drilling during the periods indicated:

	Nine Months Ended September 30, 2003		Year Ended December 31, 2002	
	Gross(1)	Net(2)	Gross(1)	Net(2)
Oil Wells	0.0	0.0	0.0	0.0
Gas Wells	5.0	2.5	12.0	6.0
Dry and Abandoned(3)	1.0	0.5	1.0	0.5
Total	6.0	3.0	13.0	6.5

Notes:

(1) **"Gross"** wells are defined as the total number of wells in which the Vendor has an interest.
(2) **"Net"** wells are defined as the aggregate of the numbers obtained by multiplying each gross well by the Vendor's percentage working interest therein.
(3) **"Dry"** refers to a well that is not productive. A productive well is a well which is capable of producing hydrocarbons in quantities considered by the operator to be sufficient to justify the costs required to complete, equip and produce the well.

Oil and Gas Wells

The following table sets forth the number and status of wells in which the Vendor has a material royalty or working interest which will be acquired effective April 1, 2004, which were producing or which the Vendor considered to be capable of production:

	Producing				Shut-in(1)			
	Crude Oil		Natural Gas		Crude Oil		Natural Gas	
	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
Alberta	0	0	0	0	0	0	0	0
British Columbia	0	0	68	33.9	0	0	3	2.0
Saskatchewan	0	0	0	0	0	0	0	0
Total	0	0	68	33.9	0	0	3	2.0

Notes:

(1) **"Shut-in"** wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons.
(2) **"Gross"** wells are defined as the total number of wells in which the Vendor has an interest.
(3) **"Net"** wells are defined as the aggregate of the numbers obtained by multiplying each gross well by the Vendor's percentage working interest therein.

Principal Producing Properties

The following is a description of the principal properties comprising the Tommy Lakes Property on production or under development as at December 31, 2003. The term "net", when used to describe the Vendor's share of production, means the aggregate of the Vendor's working interest share before deduction of royalties owned by others. Reserve amounts are stated, before deduction of royalties, at April 1, 2004, based on escalating cost and price assumptions as evaluated in the Paddock Report (see "Statement of Reserves Data and Other Oil and Gas Information for the Tommy Lakes Property"). The following information in respect of gross and net acres of land is as at December 31, 2003 and information in respect of production is net to the Vendor and is as at April 1, 2004 except where otherwise indicated. The reserves set forth in the principal property description below are as presented in the Paddock Report. Such additional reserves are set forth on a consolidated basis in the oil and natural gas reserve tables set forth under the heading "Statement of Reserves Data and Other Oil and Gas Information for the Tommy Lakes Property". All of the vendor's proved producing reserves are anticipated to be on production by April 1, 2004. Information in respect of gross and net acres of land is at December 31, 2003.

Tommy Lakes Property, British Columbia

The Vendor has an average 53% working interest in 48,425 gross acres (25,528 net acres) of land, of which 11,040 net acres are undeveloped and are strategically positioned for further natural gas exploitation and development. The Vendor's average net production for January and February 2004 from this area was approximately 2,170 boe/d, being 11.6 mmcf/d of natural gas and 240 bbls/d of NGLs. The Vendor does not operate this property. This property is operated by FET Resources.

The Paddock Report, effective April 1, 2004, assigned 47.8 bcf of proven natural gas reserves and 1,003 mbbls of NGLs reserves to this property. In addition, 14.6 bcf of probable natural gas reserves and 307 mbbls of NGLs reserves have been assigned to this property.

Undeveloped Lands

The following table summarizes the Vendor's undeveloped land holdings, in acres, as at December 31, 2003.

	Gross[(1)]	**Net**[(2)]	**Average Working Interest**
British Columbia	20,060	11,040	55%

Notes:

(1) "**Gross**" refers to the total acres in which the Vendor had an interest.
(2) "**Net**" refers to the total acres in which the Vendor had an interest, multiplied by the percentage working interest therein owned by the Vendor.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION FOR THE TOMMY LAKES PROPERTY

The statement of reserves data and other oil and gas information set forth below (the "Statement") is dated March 1, 2004. The effective date of the Statement is April 1, 2004 and the preparation date of the Statement is March 1, 2004.

Disclosure of Reserves Data

The reserves data set forth below (the "Reserves Data") for the Tommy Lakes Property is based upon an evaluation by Paddock with an effective date of April 1, 2004 as contained in the Paddock Report. The Reserves Data summarizes the oil, liquids and natural gas reserves of the Tommy Lakes Property and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Reserves Data conforms with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. FET Resources engaged Paddock to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

All of the Tommy Lakes Property's reserves are in Canada and, specifically, in the province of British Columbia.

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material.

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of April 1, 2004
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	NATURAL GAS		NATURAL GAS LIQUIDS	
	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)
Proved Producing	39,041	29,322	820	660
Proved Non-Producing	1,124	848	23	19
Total Proved Developed	40,165	30,170	843	679
Proved Undeveloped	7,601	5,699	160	128
Total Proved	47,766	35,869	1,003	807
Probable Additional	14,603	10,953	307	247
Total Proved + Probable	62,369	46,822	1,310	1,054

	NET PRESENT VALUES OF FUTURE NET REVENUE BEFORE INCOME TAXES DISCOUNTED AT (%/year)				
RESERVES CATEGORY	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
Proved Producing	160,958	119,217	96,120	81,469	71,311
Proved Non-Producing	4,531	3,403	2,737	2,304	2,000
Total Proved Developed	165,489	122,620	98,857	83,773	73,311
Proved Undeveloped	26,440	17,219	12,494	9,669	7,799
Total Proved	191,929	139,839	111,351	93,442	81,110
Probable Additional	54,506	32,282	22,098	16,409	12,817
Total Proved + Probable	246,435	172,121	133,449	109,851	93,927

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of April 1, 2004
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)
Proved Reserves	332,628	80,651	52,690	6,139	1,218	191,929
Proved Plus Probable Reserves	434,325	105,380	66,679	14,464	1,367	246,435

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of April 1, 2004
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	0
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but excluding solution gas from oil wells)	111,351
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	0
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but excluding solution gas from oil wells)	133,449

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of April 1, 2004
FORECAST PRICES AND COSTS

RESERVES CATEGORY	**NATURAL GAS**		**NATURAL GAS LIQUIDS**	
	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)
Proved Producing	39,041	29,335	820	660
Proved Non-Producing	1,124	848	23	19
Total Proved Developed	40,165	30,183	843	679
Proved Undeveloped	7,601	5,702	160	128
Total Proved	47,766	35,885	1,003	807
Probable Additional	14,603	10,959	307	247
Total Proved + Probable	62,369	46,844	1,310	1,054

RESERVES CATEGORY	NET PRESENT VALUES OF FUTURE NET REVENUE BEFORE INCOME TAXES DISCOUNTED AT (%/year) 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
Proved Producing	121,996	92,544	76,027	65,427	58,003
Proved Non-Producing	3,321	2,562	2,098	1,789	1,569
Total Proved Developed	125,317	95,106	78,125	67,216	59,572
Proved Undeveloped	18,572	11,901	8,447	6,391	5,042
Total Proved	143,889	107,007	86,572	73,607	64,614
Probable Additional	40,693	23,291	15,443	11,152	8,501
Total Proved + Probable	184,582	130,298	102,015	84,759	73,115

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of April 1, 2004
FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)
Proved Reserves	293,803	71,515	70,117	6,262	2,021	143,889
Proved Plus Probable Reserves	388,809	94,698	92,237	14,898	2,395	184,582

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of April 1, 2004
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	0
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but excluding solution gas from oil wells)	86,572
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	0
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but excluding solution gas from oil wells)	102,015

Definitions and Other Notes

In the tables set forth above in "Disclosure of Reserves Data" and elsewhere in this short form prospectus the following definitions and other notes are applicable:

(1) **"Gross"** means:

(a) in relation to the Vendor's interest in production and reserves, its "Vendor gross reserves", which are the Vendor's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Vendor;

(b) in relation to wells, the total number of wells in which the Vendor has an interest; and

(c) in relation to properties, the total area of properties in which the Vendor has an interest.

(2) **"Net"** means:

(a) in relation to the Vendor's interest in production and reserves, its "Vendor gross reserves", which are the Vendor's interest (operating and non-operating) share after deduction of royalties obligations, plus the Vendor's royalty interest in production or reserves.

(b) in relation to wells, the number of wells obtained by aggregating the Vendor's working interest in each of its gross wells; and

(c) in relation to the Vendor's interest in a property, the total area in which the Vendor has an interest multiplied by the working interest owned by the Vendor.

(3) **"Exploration well"** means a well that is not a development well, a service well or a stratigraphic test well.

(4) **"Development costs"** means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;

(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d) provide improved recovery systems.

(5) **"Development well"** means a well drilled inside the established limits of an oil and gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

(6) **"Exploration costs"** means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c) dry hole contributions and bottom hole contributions;

(d) costs of drilling and equipping exploratory wells; and

(e) costs of drilling exploratory type stratigraphic test wells.

(7) **"Service well"** means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.

(8) Definitions used for reserve categories are as follows:

The following definitions apply to both estimates of individual reserves entities and the aggregate of reserves for multiple entities.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

(a) analysis of drilling, geological, geophysical and engineering data;

(b) the use of established technology; and

(c) specified economic conditions (see the discussion of "Economic Assumptions" below).

Reserves are classified according to the degree of certainty associated with the estimates.

(d) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(e) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

"Economic Assumptions" will be the prices and costs used in the estimate, namely:

(f) constant prices and costs as at the preparation date of the evaluation (March 1, 2004); and

(g) forecast prices and costs.

Development and Production Status

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(a) Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

(9) Forecast prices and costs

Future prices and costs that are:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which the Vendor is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast summary table under "- Pricing Assumptions" identifies benchmark reference pricing that apply to the Vendor.

(10) Constant prices and costs

Prices and costs used in an estimate that are:

(a) the Vendor's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Vendor is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), the Vendor's prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

(11) Estimated future abandonment and reclamation costs related to a property have been taken into account by Paddock in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs.

(12) Numbers may not add due to rounding.

(13) Both the constant and forecast price and cost assumptions assumed the continuance of current laws and regulations.

(14) The extended character of all factual data supplied to Paddock were accepted by Paddock as represented. No field inspection was conducted.

(15) The estimates of future net revenue presented in the tables above do not represent fair market value.

Pricing Assumptions

The following sets for the benchmark reference prices, as at April 1, 2004, reflected in the Reserves Data. These forecast price assumptions were provided by Paddock, the Corporation's independent qualified reserves evaluator for the Tommy Lakes Property. The constant prices as of the report date (March 1, 2004) were supplied to Paddock by the Corporation.

SUMMARY OF PRICING ASSUMPTIONS
as of April 1, 2004
CONSTANT PRICES AND COSTS

Year	OIL[1] WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	NATURAL GAS[1] AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB [1] Field Gate ($Cdn/BBL)	EXCHANGE RATE[2] ($US/$Cdn)
April 1, 2004 and thereafter	$36.86	$48.07	$6.09	$40.38	$0.747

Notes:

(1) This summary table identifies benchmark reference pricing schedules that might apply to a *reporting issuer*.
(2) The exchange rate used to generate the benchmark reference prices in this table.

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
as of April 1, 2004
FORECAST PRICES AND COSTS

Year	OIL[1] WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	NATURAL GAS[1] AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB [1] Field Gate ($Cdn/BBL)	INFLATION RATES[2] %/Year	EXCHANGE RATE[3] ($US/$Cdn)
Forecast						
2004	30.00	38.94	6.00	32.70	2%	0.750
2005	27.50	35.58	5.31	29.10	2%	0.750
2006	25.50	32.90	4.83	26.16	2%	0.750
2007	25.00	32.21	4.87	24.89	2%	0.750
2008	25.50	32.85	4.92	24.65	2%	0.750
2009	26.01	33.51	4.96	24.39	2%	0.750
2010	26.53	34.18	5.01	24.89	2%	0.750
2011	27.06	34.86	5.05	25.38	2%	0.750
Thereafter	Escalated at 2%/year	Escalated at 2%/year	Escalated at 2%/year	Escalated at 2%/year		

Notes:

(1) This summary table identifies benchmark reference pricing schedules that might apply to a *reporting issuer*.
(2) Inflation rates for forecasting prices and costs.
(3) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by the Vendor for the year ended December 31, 2003, were $5.59/mcf for natural gas and $32.16/bbl for natural gas liquids.

Additional Information Relating to Reserves Data

The recovery of the Proven Undeveloped and Probable reserves will occur primarily through the drilling of additional wells into the Tommy Lakes Halfway A Pool. The recovery of these reserves will be dependent on these future wells exhibiting similar

performance characteristics to the existing wells drilled into the pool. As Tommy Lakes is only accessible for drilling, completion and tie-in operations during the winter months, the specific timing of the development is dependent on weather conditions and access to the required equipment and services.

For 2003 approximately 38% of the Trust's production was from the Tommy Lakes area. After giving effect to the acquisition, approximately 60% of the Trust's production will be from the Tommy Lakes area. All of this production is processed through the Jedney #2 Gas Plant owned and operated by Westcoast Gas Services Inc. Any disruption to the operation of the Jedney #2 Plant would have a significant impact on the production volumes of the Trust.

Future Development Costs

The following table sets forth development costs deducted in the estimation of the Vendor's future net revenue attributable to the reserve categories noted below.

Year	Forecast Prices and Costs				Constant Prices and Costs			
	Proved Reserves		Proved Plus Probable Reserves		Proved Reserves		Proved Plus Probable Reserves	
	0%	10%	0%	10%	0%	10%	0%	10%
2004	0	0	348	335	0	0	348	335
2005	6,262	5,557	6,794	6,029	6,139	5,488	6,661	5,911
2006	0	0	7,756	6,258	0	0	7,455	6,015
Thereafter	0	0	0	0	0	0	0	0
Total	6,262	5,557	14,898	12,622	6,139	5,448	14,464	12,261

Production History and Prices Received

The following table sets forth certain information in respect of production, product prices received, royalties, production expenses and netbacks received by the Vendor for each quarter in the most recently completed financial year of the Vendor.

	Natural Gas Production(1) (mcf/d)	Oil and NGLs Production (1) (bbls/d)	Natural Gas Price Received(2) ($/mcf)	Oil and NGLs Price Received(2) ($/bbl)	Royalty Expense(5) ($/boe)	Production Expenses(3)(4) ($/boe)	Netback Received(4) ($/boe)
2002							
First Quarter	10,375	198	3.88	21.63	4.35	3.57	13.53
Second Quarter	11,989	250	4.30	25.93	5.27	2.09	16.86
Third Quarter	10,120	225	3.57	29.78	4.23	1.89	13.40
Fourth Quarter	9,369	208	5.77	33.71	7.25	1.91	22.60
2003							
First Quarter	11,399	222	9.53	39.27	12.11	2.67	38.00
Second Quarter	14,140	292	5.18	29.67	9.30	1.33	18.30
Third Quarter	12,453	273	5.43	30.59	8.04	0.52	19.70
Fourth Quarter	11,518	243	4.18	30.52	4.95	1.29	16.72

Notes:

(1) Before deduction of royalties.
(2) Product prices are net of costs to transport the product to market, including charges on natural gas associated with the Westcoast Energy system for natural gas pipelines and liquids recovery processing.
(3) This figure includes all field operating expenses.
(4) The Vendor does not report royalties, operating expenses or netbacks received on a commodity basis.

DESCRIPTION OF UNITS

Units

An unlimited number of Units may be created and issued pursuant to the Trust Indenture. Each Unit shall entitle the holder thereof to one vote at any meeting of the holders of Units and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Units outstanding from time to time shall be entitled to equal shares of

any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Units held by such holder and to one vote at all meetings of Unitholders for each Unit held.

The Units do not represent a traditional investment and should not be viewed by investors as "shares" in either FET Resources or the Trust. As holders of Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Unit will be a function of anticipated distributable income from FET Resources and the ability of FET Resources to effect long term growth in the value of the Trust. The market price of the Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Units.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Special Voting Rights

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Rights which will enable the Trust to provide voting rights to holders of FET Exchangeable Shares and, in the future, to holders of other exchangeable shares that may be issued by FET Resources or other subsidiaries of the Trust in connection with other exchangeable share transactions.

An unlimited number of Special Voting Rights may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Rights shall not be entitled to any distributions of any nature whatsoever from the Trust and shall be entitled to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors in the resolution authorizing the issuance of any Special Voting Rights. Except for the right to vote at meeting of the Unitholders, the Special Voting Rights shall not confer upon the holders thereof any other rights.

Under the terms of the Voting and Exchange Trust Agreement, the Trust has issued a Special Voting Right to the Voting and Exchange Trust Agreement Trustee for the benefit of every person who received FET Exchangeable Shares pursuant to the Arrangement.

Issuance of Units

The Trust Indenture provides that Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Board of Directors may determine. The Trust Indenture also provides that FET Resources may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as FET Resources may determine.

Cash Distributions

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust earned from interest income on the Notes and from the income generated under the NPI, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Unitholders may, at the discretion of the Board of Directors, receive distributions in respect of prepayments of principal on the Notes made by FET Resources to the Trust before the maturity of the Notes. It is anticipated however, that the Trust will reinvest a substantial portion of the repayments of principal on the Notes to make capital expenditures to develop the business of FET Resources with a view to enhancing FET Resources' cash flow from operations.

For additional information respecting the Units, including information respecting Unitholders' limited liability, the redemption right attached to the Units, meetings of Unitholders, and amendments to the Trust Indenture, see "*Additional Information Respecting Focus Energy Trust*" at pages 20 through 25, inclusive, of the Trust's AIF.

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at December 31, 2002, September 30, 2003 and as at March 1, 2004, both before and after giving effect to the offering and the Tommy Lakes Acquisition.

Designation (Authorized)	As at December 31, 2002	As at September 30, 2003	As at March 1, 2004 before giving effect to the offering and the Tommy Lakes Acquisition	As at March 1, 2004 after giving effect to the offering and the Tommy Lakes Acquisition [4]
Bank Debt	$51,801,000	$21,000,000	$26,800,000	$66,400,000
($80 million) [1]				
Unitholders' Capital				
Units [2]	$33,908,902	$61,614,034	$64,742,462	$135,142,462
(unlimited)	(22,804,905 Units)	(26,889,552 Units)	(29,029,315 Units)	(34,029,315 Units)
Exchangeable Shares	$9,628,379	$7,018,565	$3,840,921	$3,840,921
(unlimited)	(5,964,335 shares)	(4,204,468 shares)	(2,415,481 shares)	(2,415,481 shares)
Special Voting Rights [3]	$ Nil	Nil	Nil	Nil
(unlimited)	(1 Unit; 6,160,621 votes)	(1 Unit; 4,777,242 votes)	(1 Unit; 2,889,181 votes)	(1 Unit; 2,889,181 votes)

Notes:

(1) FET Resources had a $70 million revolving term facility with a Canadian financial institution. On March 8, 2004 FET Resources Ltd. replaced its existing revolving term facility with a $70 million revolving term facility with four Canadian financial institutions. Advances bear interest at the lenders' prime rate or bankers' acceptances plus an applicable margin. FET Resources also has a $10 million operating facility with one lender under the term facility. The facilities are secured by a $300 million principal amount demand debenture containing a floating charge over all of FET Resources' assets and are subject to annual review where the lenders may redetermine the borrowing base.

(2) As at the date hereof 1,469,500 Units are reserved for issuance on exercise of rights to purchase Units under the Trust's unit rights incentive plan, of which 695,500 Unit Rights have been granted and are outstanding. In addition, as at the date hereof 809,958 Units are reserved for issuance in accordance with the Trust's executive bonus plan.

(3) See "*Description of Units - Special Voting Rights*" for a description of the Special Voting Rights.

(4) Based on the issuance of 5,000,000 Units for aggregate gross proceeds of $74,500,000 less the Underwriters' fee of $3,725,000 and expenses of the issue estimated to be $375,000, the net proceeds from this issue are estimated to be $70,400,000, which will be applied partially to fund the Tommy Lakes Acquisition.

(5) As at December 31, 2002 and September 30, 2003 the Trust had accumulated earnings of $44.3 million and $75.4 million, respectively and accumulated Unitholder distributions of $11.1 million and $40.6 million, respectively.

PRICE RANGE AND TRADING VOLUME OF THE UNITS

The outstanding Units are listed on the TSX under the trading symbol "FET.UN". The following table sets forth the price range and trading volume of the Units as reported by the TSX for the periods indicated.

Period	High ($)	Low ($)	Volume
2002			
August (29 to 30)	9.98	9.10	1,374,500
September	10.65	9.52	4,883,511
October	10.50	9.49	3,952,340
November	10.50	9.32	2,890,309
December	10.40	8.85	3,102,351

Period	High ($)	Low ($)	Volume
2003			
First Quarter	11.70	10.06	6,937,332
Second Quarter	12.85	10.80	5,217,702
Third Quarter	14.50	11.95	5,396,210
Fourth Quarter	15.30	13.25	4,689,510
2004			
January	15.08	14.20	2,297,330
February	14.64	13.10	2,227,262
March (1 - 5)	15.03	14.70	341,380

Note:

(1) The Units commenced trading on the TSX following the Arrangement on August 29, 2002.

On March 5, 2004, the last trading day prior to the public announcement of the offering, the closing price of the Units on the TSX was $15.00. On March 12, 2004, the closing price of the Units on the TSX was $14.86.

RECORD OF CASH DISTRIBUTIONS

The following table sets forth the per Unit amount of monthly cash distributions paid by the Trust for the months indicated since the completion of the Arrangement.

	Distribution Per Unit
2002	
September [(1)]	0.11
October	0.11
November	0.11
December	0.11
2003	
January	0.135
February	0.135
March	0.135
April	0.14
May	0.14
June	0.14
July	0.14
August	0.14
September	0.14
October	0.14
November	0.14
December	0.14
2004	
January	0.14
February	0.14 [(2)]

Notes:

(1) This distribution was the first cash distribution of the Trust following the completion of the Arrangement.

(2) The Trust announced on February 18, 2004 that the next monthly distribution of distributable cash of $0.14 per Unit will be paid on March 15, 2004 to Unitholders of record on February 29, 2004.

The Trust makes cash distributions on the 15th day of each month (or the first business day thereafter) to holders of Units of record on the immediately preceding Distribution Record Date.

Subscribers who purchase Units pursuant to the offering and who hold such Units on the relevant record date will be eligible to receive distributions commencing with the distribution anticipated to be payable on or about April 15, 2004, provided closing of the offering occurs by March 31, 2004, the anticipated record date for such distribution. Subscribers will not be eligible to receive the distribution to be paid on March 15, 2004, the record date for which was February 29, 2004.

USE OF PROCEEDS

The net proceeds to the Trust from the sale of the Units hereunder are estimated to be $70,400,000 after deducting the fees of $3,725,000 payable to the Underwriters and the estimated expenses of the issue of $375,000. See "*Plan of Distribution*". The net proceeds of the offering will be used by the Trust to subscribe for securities of FET Resources. FET Resources will use the net proceeds of the offering to fund the Tommy Lakes Acquisition.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Trust has agreed to issue and sell an aggregate of 5,000,000 Units to the Underwriters, and the Underwriters have severally agreed to purchase such Units on March 23, 2004 or such other date not later than April 16, 2004 as may be agreed among the parties to the Underwriting Agreement. Delivery of the Units is conditional upon payment at closing of $14.90 per Unit by the Underwriters to the Trust. The Underwriting Agreement provides that the Trust will pay the Underwriters' fee of $0.745 per Unit for Units issued and sold by the Trust, for an aggregate fee payable by the Trust of $3,725,000, in consideration for their services in connection with the offering. The terms of the offering were determined by negotiation between FET Resources, on behalf of the Trust, and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. Subject to certain exceptions contained in the Underwriting Agreement, if an Underwriter fails to purchase the Units which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Units. The Underwriters are, however, obligated to take up and pay for all Units if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust and FET Resources will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

It is expected that closing will occur on or about March 23, 2004 or such other date as the Trust and the Underwriters may agree, but not later than April 16, 2004. Definitive certificates representing the Units will be available for delivery at closing.

If for any reason closing occurs after March 31, 2004, the purchase price for the Units shall be reduced by the amount of any distributions on Units payable to Unitholders of record on March 31, 2004, and the Underwriters shall have the right to postpone closing for a period of not more than 10 business days in order to permit the required changes to this short form prospectus and any other applicable documents to be made.

The Trust has been advised by the Underwriters that, in connection with the offering, the Underwriters may, subject to applicable laws, effect transactions which stabilize or maintain the market price of the Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that, subject to certain exceptions, it will not offer or issue, or enter into an agreement to offer or issue, Units or any securities convertible or exchangeable into Units for a period of 90 days subsequent to the closing date of the offering without the consent of Scotia Capital Inc. and RBC Dominion Securities Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld.

The TSX has conditionally approved the listing of the Trust Units offered hereunder. Listing is subject to the Trust fulfilling all of the listing requirements of the TSX on or before June 7, 2004.

The Units offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly may not be offered or sold within the United States or to

U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

RELATIONSHIP AMONG THE TRUST, FET RESOURCES AND CERTAIN UNDERWRITERS

Scotia Capital Inc., RBC Dominion Securities Inc. and CIBC World Markets Inc. are directly or indirectly owned by Canadian chartered banks (the "Banks") which are lenders to FET Resources. Accordingly, the Trust may be considered a "connected issuer" of these Underwriters under applicable Canadian securities legislation. Under the Credit Facilities described in Note 1 to the table under "*Consolidated Capitalization of the Trust*" FET Resources was indebted to the Banks for an aggregate amount of $26.8 million as at March 1, 2004. FET Resources is in compliance with all material terms of the agreements governing the Credit Facilities, and the Banks have not waived any material breach by FET Resources of such agreements since their execution. Neither the financial position of FET Resources nor the value of the security under the Credit Facilities has changed substantially since the indebtedness under the Credit Facilities was incurred.

The decision to distribute the Units offered hereby and the determination of the terms of the offering were made through negotiations between FET Resources on behalf of the Trust and the Underwriters. The Banks did not have any involvement in such decision or determination, but have been advised of the issuance and terms thereof. As a consequence of this offering, Scotia Capital Inc., RBC Dominion Securities Inc. and CIBC World Markets Inc. will each receive their share of the underwriting fee payable by the Trust to the Underwriters.

INTEREST OF EXPERTS

Certain legal matters relating to the offering will be passed upon by Burnet, Duckworth & Palmer LLP on behalf of the Trust, and by Bennett Jones LLP on behalf of the Underwriters. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group and Bennett Jones LLP, as a group, own, directly or indirectly, less than 1% of the Units. Further, as at the date hereof, the principals of Paddock, as a group, beneficially own, directly or indirectly, less than 1% of the Units.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP and Bennett Jones LLP (collectively, "Counsel"), the following summary fairly describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a Unitholder who acquires Units pursuant to this offering and who, for purposes of the Tax Act, holds the Units as capital property and deals at arm's length with the Trust and the Underwriters. Generally speaking, the Units will be considered to be capital property to a Unitholder provided the holder does not hold the Units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Unitholders who might not otherwise be considered to hold their Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act to treat all "Canadian securities" as capital property. This summary is not applicable to: (i) a Unitholder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules; (ii) a Unitholder an interest in which would be a "tax shelter investment" as defined in the Tax Act; or (iii) a Unitholder that is a "specified financial institution" as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in the Units.

This summary is based upon the provisions of the Tax Act in force as of the date hereof and Counsel's understanding of the current published administrative practices of the Canada Revenue Agency ("CRA"). Except for specifically proposed amendments to the Tax Act that have been publicly announced by the federal Minister of Finance prior to the date hereof (the "Proposed Amendments"), this summary does not take into account or anticipate changes in the income tax law, whether by legislative, regulatory or judicial action, nor any changes in the administrative or assessing practices of the CRA. This summary is not exhaustive of all Canadian federal income tax considerations nor does it take into account any provincial, territorial or foreign tax considerations arising from the acquisition, ownership or disposition of the Units. Except as otherwise indicated, this summary is based on the assumption that all transactions described herein occur at fair market value.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of Units, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective Unitholders should consult their own tax advisors with respect to their particular circumstances.

Status of the Trust

Based upon representations made by FET Resources, in the opinion of Counsel, the Trust presently qualifies as a "mutual fund trust" as defined in the Tax Act, and this summary assumes that the Trust will continue to so qualify. Such status may depend on a number of factors including, but not restricted to, the nature of the Trust's assets and operations, the dispersion of ownership of Units and the level of ownership of Units by non-residents of Canada. Counsel is advised by FET Resources that it is intended that these requirements of the Tax Act will continue to be satisfied so that the Trust will continue to qualify as a mutual fund trust at all times throughout its existence, but there is no assurance that such qualification can be maintained. In the event that the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described below.

Income of the Trust

The Trust is subject to taxation in each taxation year on its income for the year as though it were a separate individual. The taxation year of the Trust is the calendar year.

The Trust is required to include in its income for a taxation year all interest on any investments held by the Trust, including interest on the FET Notes, notes owing from a subsidiary trust, income of the subsidiary trust that accrues to it to the end of the year or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. Provided that appropriate designations are made by the Trust, dividends which would otherwise be included in its income as dividends received on shares on taxable Canadian corporations, including on the FET Common Shares, owned by the Trust will be deemed to have been received by Unitholders and not by the Trust. The Trust will also be required to include in its income for each taxation year all amounts in respect of resource royalties paid by FET Resources. It has been represented to Counsel that the royalty interest granted to the Trust is a "Canadian resources property". Based on such representation, the cost to the Trust of such royalty interest has been added to the cumulative Canadian oil and gas property expense ("cumulative COGPE") of the Trust. The Trust is generally entitled to an annual deduction of 10% of the undeducted balance of its cumulative COGPE. The Trust may deduct in respect of each taxation year an amount not exceeding 20% of the total issue expenses of this offering and other offerings of its Units or debt obligations (subject to proration for a short taxation year) to the extent that those expenses were not otherwise deductible in a preceding year, and may also deduct reasonable management and administration fees incurred by it in the year.

To the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts of income which are paid or become payable by it to Unitholders in the year. An amount will be considered payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in the year to enforce payment of the amount. See "*Taxation of Unitholders Resident in Canada - Income from Units*". Under the Trust Indenture, the Trust generally will be required to pay all of its income each year to the Unitholders. Accordingly, it is anticipated that the Trust will generally not have any taxable income for purposes of the Tax Act. The Trust may, at its discretion, claim a deduction in computing income for a taxation year in an amount less than its income for the year that becomes payable to Unitholders in the year in order to utilize losses from prior taxation years. The Trust may choose not to claim all deductions in computing income and taxable income to the maximum extent allowed by the Tax Act.

Taxation of Unitholders Resident in Canada

Income from Units

Each Unitholder is generally required to include in computing their income for a particular taxation year the portion of the net income of the Trust that is payable to the Unitholder in that taxation year, whether or not the amount was actually paid to the Unitholder in that year. Income of a Unitholder from the Units will be considered to be income from property and not resource income (or "resource profits") for purposes of the Tax Act. Any loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as a loss of, a Unitholder.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost

base of the Unitholder's Units. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of a Unit, the adjusted cost base of the Units held by such Unitholder will generally be reduced by such amount.

A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 ⅔% on certain investment income, including taxable capital gains and certain income from a trust.

Adjusted Cost Base of Units

The cost to a Unitholder of a Unit will generally equal the purchase price of the Units plus the amount of any other reasonable costs incurred in connection with the purchase of such Units. These amounts will generally be required to be averaged with the adjusted cost base of all other Units held by the Unitholder at that time as capital property in order to determine the adjusted cost base of each Unit. Amounts distributed by the Trust to a Unitholder in respect of a Unit will reduce the Unitholder's adjusted cost base of the Unit to the extent that the amount distributed to the Unitholder is in excess of the Unitholder's portion of the net income of the Trust, determined under the principles discussed above. To the extent that the adjusted cost base to a holder of a Unit would otherwise be less than nil, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Unit in the year in which the negative amount arises, see "*Disposition of Units*". The Units will have a nil adjusted cost base at the commencement of the following year.

Disposition of Units

An actual or deemed disposition (other than in a tax deferred transaction) of Units by a Unitholder, whether on a redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater than (or less than) the aggregate of the adjusted cost base of the Units to the Unitholder plus any reasonable costs associated with the disposition. One-half of any capital gain realized by a Unitholder on a disposition of a Unit will be included in the Unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on a disposition of a Unit may be deducted against taxable capital gains realized by the Unitholder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder that is an individual or a trust, except for certain types of trusts, may give rise to alternative minimum tax depending on such Unitholder's circumstances. A Unitholder that throughout the relevant year is a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay additional refundable tax on certain investment income, including taxable capital gains.

Redemption of Units

A redemption of Units in consideration for cash or Redemption Notes or Notes (each as defined in the Trust's AIF), as the case may be, will be a disposition of such Units for proceeds of disposition equal to the amount of such cash or the lesser of the loss on fair market value of such Redemption Notes or such Notes, less any portion thereof that is considered to be a distribution out of the income of the Trust. Redeeming Unitholders will consequently realize a capital gain, or sustain a capital loss, depending upon whether such proceeds exceed, or are exceeded by, the adjusted cost base of the Units so redeemed. Holders of Redemption Notes or Notes generally will be required to include in income interest that is received or receivable or that accrues (depending on the status of the Unitholder as an individual, corporation or trust) on the Redemption Notes or Notes. The cost to a Unitholder of any property distributed to a Unitholder by the Trust will be deemed to be equal to the fair market value of such property at the time of distribution. Unitholders should consult with their own tax advisors as to the consequences of receiving Redemption Notes or Notes on a redemption.

Non Residents of Canada

Any distribution of income of the Trust to a Unitholder who is not resident or deemed to be resident in Canada for purposes of the Tax Act will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions

of a tax treaty between Canada and the Unitholder's jurisdiction of residence. For example, a Unitholder resident in the United States who is entitled to claim the benefit of the *Canada-US Income Tax Convention,* 1980 will be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed.

A disposition or deemed disposition of a Unit, whether on redemption, by virtue of capital distributions in excess of a Unitholder's adjusted cost base, or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a holder who is not resident or deemed to be resident in Canada provided that the Units are not "taxable Canadian property" of the Unitholder for the purposes of the Tax Act. Units will not generally be considered taxable Canadian property to such a holder unless: (a) the Unitholder holds or uses, or is deemed to hold or use the Units in the course of carrying on business in Canada; (b) the Units are "designated insurance property" of the Unitholder for purposes of the Tax Act; (c) at any time during the 60 month period immediately preceding the disposition of the Units the Unitholder or persons with whom the Unitholder did not deal at arm's length or any combination thereof, held 25% or more of the issued Units; or (d) the Trust is not a mutual fund trust for the purposes of the Tax Act on the date of disposition.

ELIGIBILITY FOR INVESTMENT

Provided the Trust qualifies as a mutual fund trust, the Units will generally be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (the "Plans"). Plans will not generally be liable for tax in respect of any distributions received from the Trust or any capital gain realized on the disposition on any Units. If the Trust ceases to qualify as a mutual fund trust, Units will cease to be qualified investments for Plans. Adverse tax consequences may apply to a Plan, or an annuitant thereunder, if the Plan acquires or holds property that is not a qualified investment for the plan.

Plans that own Units should consult their own tax advisors before deciding to exercise the redemption rights thereunder, as the consideration received on the redemption may, in certain circumstances, not be qualified investments for the Plan.

Provided the Trust restricts its holdings in foreign property within the limits provided in the Tax Act, and provided the Fund qualifies as a mutual fund trust the Units will not be foreign property for Plans (other than registered education savings plans), registered pension plans or other persons subject to tax under Part XI of the Tax Act. Registered education savings plans are not subject to tax under Part XI of the Tax Act.

RISK FACTORS

An investment in the Units is subject to certain risks. Investors should carefully consider the following risk factors as well as the risks described under "*Risk Factors*" in the Trust's AIF.

Possible Inability to Close Tommy Lakes Acquisition

Management believes that the risk of not closing the Tommy Lakes Acquisition is remote. If the Tommy Lakes Acquisition does not close, Focus will use the net proceeds of the offering of Units to repay bank indebtedness and for future acquisitions.

Possible Failure to Realize Anticipated Benefits of Acquisitions

The Trust has made the Loon Lake Acquisition and will make the Tommy Lakes Acquisition to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of such acquisitions will depend in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner, as well as the Trust's and FET Resources' ability to realize the anticipated growth opportunities from such acquisitions. The integration of FET Resources and the newly acquired properties will require the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process.

Possible Income Tax Changes

The Minister of Finance of Canada is expected to deliver a federal budget on March 23, 2004. There can be no assurance that income tax laws or other laws applicable to the Trust or the oil and natural gas industry generally will not be changed in a manner which adversely affects the Trust or Unitholders.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Trust to which the Trust or FET Resources is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are KPMG LLP, Chartered Accountants, Suite 1200, 205 – 5th Avenue S.W., Calgary, Alberta T2P 4B5. KPMG LLP, Chartered Accountants, became the auditors of the Trust effective April 8, 2003.

The transfer agent and registrar for the Units is Valiant Trust Company at its principal offices in Calgary, Alberta and through its co-agent, Equity Transfer Services Inc., at its office in Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENTS

Consent of Deloitte & Touche LLP

We have read the short form prospectus of Focus Energy Trust (the "Trust") dated March 15, 2004 relating to the sale and issue of trust units of the Trust (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents, except that we have not performed any audit or review procedures subsequent to February 28, 2003, which is the date of our auditors' report on the December 31, 2002 consolidated financial statements.

We consent to the incorporation by reference in the Prospectus of our report to the unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2002 and 2001 and the consolidated statements of income and accumulated income and cash flows for the years then ended. Our report is dated February 28, 2003.

Calgary, Canada
March 15, 2004

(Signed) "Deloitte & Touche LLP"
Chartered Accountants

Consent of KPMG LLP

The Board of Directors of FET Resources Ltd.:

We have read the short form prospectus of Focus Energy Trust (the "Trust") dated March 15, 2004 relating to the sale and issue of trust units of the Trust (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above–mentioned Prospectus of our report to the directors of FET Resources Ltd. on the audited Schedule of Revenues and Operating Expenses of the Tommy Lakes Property for each of the years in the three year period ended December 31, 2003. Our report is dated March 8, 2004.

Calgary, Canada
March 15, 2004

(Signed) "KPMG LLP"
Chartered Accountants

SCHEDULE A - PRO FORMA FINANCIAL STATEMENTS OF THE TRUST FOR THE YEAR ENDED DECEMBER 31, 2002 AND NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003

Compilation Report

The Board of Directors of FET Resources Ltd.:

We have read the accompanying unaudited pro forma consolidated balance sheet of Focus Energy Trust (the "Trust") as at September 30, 2003 and unaudited pro forma consolidated statements of income for the nine months ended September 30, 2003 and for the year ended December 31, 2002 (collectively, the "Pro Forma Statements"), and have performed the following procedures:

1. Compared the figures in the columns captioned "Focus Energy Trust" to the unaudited consolidated financial statements of Focus Energy Trust as at and for the nine months ended September 30, 2003, and the audited consolidated financial statements of Focus Energy Trust for the period ended December 31, 2002, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Storm Energy Assets" to a schedule of the amounts for the revenue and expenses of assets transferred to Storm Energy Ltd. under the Plan of Arrangement, and found them to be in agreement.

3. Compared the figures in the columns in the pro forma consolidated statements of income captioned "Tommy Lakes Property Acquisition" to a schedule that allocates the amounts in the audited Schedule of Revenue and Production Expenses of the Tommy Lakes Property for the year ended December 31, 2003 and to the audited Schedule of Revenue and Production Expenses of the Tommy Lakes Property for the year ended December 31, 2002 respectively, and found them to be in agreement.

4. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about;

   (a) the basis for determination of the pro forma adjustments;
   (b) whether the Pro Forma Statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and regulatory authorities in Canada.

   The officials of the Trust:

   (c) described to us the basis for determination of the pro forma adjustments, and
   (d) stated that the Pro Forma Statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and regulatory authorities in Canada.

5. Read the notes to the Pro Forma Statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Focus Energy Trust" and "Tommy Lakes Property Acquisition" as at and for the nine months ended September 30, 2003, and for the year ended December 31, 2002, and found the amounts in the columns captioned "Pro Forma Focus Energy Trust" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the Pro Forma Statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Canada
March 15, 2004

(Signed) "KPMG LLP"
Chartered Accountants

PRO FORMA CONSOLIDATED BALANCE SHEET
As at September 30, 2003
(Unaudited)
(thousands)

	Focus Energy Trust	Pro Forma Adjustments	Notes	Pro Forma Focus Energy Trust
ASSETS				
Current Assets				
Cash and cash equivalents	$ 737			$ 737
Accounts receivable	16,991			16,991
Prepaid Expenses	806			806
	18,534			18,534
Capital Assets	172,087	110,000	3(i)	282,087
Reclamation fund	870			870
Goodwill		34,320	3(i)	34,320
	$ 191,491			$ 335,811
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$ 18,913			$ 18,913
Cash Distributions payable	3,764			3,764
Commodity contract	376			376
	23,053			23,053
Long term debt	21,000	39,600	3	60,600
Provision for site restoration and abandonment	2,843			2,843
Future income taxes	41,168	34,320	3(i)	75,488
	88,064			161,984
UNITHOLDERS' EQUITY				
Unitholders' Capital	61,614	70,400	3	132,014
Exchangeable shares	7,019			7,019
Accumulated income	75,364			75,364
Accumulated cash distributions	(40,570)			(40,570)
	103,427			173,827
	$ 191,491			$ 335,811

See accompanying notes

PRO FORMA CONSOLIDATED STATEMENT OF INCOME
For the Nine Months Ended September 30, 2003
(Unaudited)
(thousands, except per Unit amounts)

	Focus Energy Trust	Tommy Lakes Property Acquisition (Note 3)	Pro Forma Adjustments (Note 3)		Pro Forma Focus Energy Trust
Revenue					
Production income	$ 85,100	$ 23,587			$ 108,687
Royalties	(24,356)	(6,292)			(30,648)
Alberta Royalty Tax Credit	214				214
Other Income	2,053				2,053
	63,011				80,306
Expenses					
Production	7,819	944			8,763
Technical services agreement	2,100				2,100
General and administrative					
Direct	907		0	3c	907
Executive bonus plan	1,350		408	3d	1,758
Interest and financing	1,148		1,191	3e	2,339
Depletion and depreciation	18,347		6,977	3f	25,324
Provision for site restoration and abandonment	499		216	3f	715
	32,170				41,907
Income before income and other taxes	30,841				38,399
Income and other taxes					
Future income tax expense	(885)		(2,449)	3g	(3,334)
Current and Large corporations tax	710		246	3g	956
	(175)				(2,378)
Net income for the period	**$ 31,016**				**$ 40,777**
Weighted average number of Total Trust Units	30,074			3h	33,210
Net income per Trust Unit	$ 1.03				$ 1.23

See accompanying notes

PRO FORMA CONSOLIDATED STATEMENT OF INCOME
For the year ended December 31, 2002
(Unaudited)
(thousands, except per Unit amounts)

	Focus Energy Trust	Storm Energy Assets (Note 2)	Pro Forma Adjustments (Note 2)		Subtotal	Tommy Lakes Property Acquisition (Note 3)	Pro Forma Adjustments (Note 3)		Pro Forma Focus Energy Trust
Revenue									
Production income	$ 114,594	(30,094)			$ 84,500	$ 17,720			$ 102,220
Royalties	(28,091)	7,329			(20,762)	(3,756)			(24,518)
Alberta Royalty Tax Credit	390	(64)	(111)	2b	215				215
Other Income	1,751		(4)	2c	1,747				1,747
	88,644				65,700				79,664
Expenses									
Production	12,976	(3,551)			9,425	1,687			11,112
Technical services agreement	1,502		2,698	2d	4,200				4,200
General and administrative									
Direct	2,546		(1,946)	2d	600			3c	600
Executive bonus plan	554		853	2e	1,407		307	3d	1,714
Interest and financing	2,473		(558)	2f	1,914		1,525	3e	3,439
Depletion and depreciation	26,721		(5,759)	2g	20,962		7,715	3f	28,677
Provision for site restoration and abandonment	1,226		(458)	2h	768		239	3f	1,007
	47,998				39,277				50,749
Income from operations	40,646				26,423				28,915
Reorganization expenses	12,717				12,717				12,717
Income before income and other taxes	27,929				13,706				16,198
Income and other taxes									
Future income tax expense	6,673		(5,865)	2i	808		(3,936)	3g	(3,128)
Current and Large corporations tax	2,051		246	2i	2,297		325	3g	2,622
	8,724				3,105				(506)
Net income for the year	**$ 19,205**				**$ 10,601**				**$ 16,704**
Weighted average number of Total Trust Units	28,210			2j	28,210			3h	33,210
Net income per Trust Unit	$ 0.68				$ 0.38				$ 0.50

See accompanying notes

FOCUS ENERGY TRUST

Notes to the Proforma Consolidated Statement of Income
(Nine Months Ended September 30, 2003 and Year Ended December 31, 2002)
(Unaudited)

1. Basis of Presentation – Disposition to Storm Energy Ltd. August 23, 2002

The accompanying unaudited pro forma consolidated statements of income for the nine months ended September 30, 2003 and the year ended December 31, 2002 (the "Pro Forma Statements") have been prepared to reflect a significant disposition of assets by FET Resources Ltd. to Storm Energy Ltd. through the Plan of Arrangement which was effective on August 23, 2002. No adjustment to the consolidated statement of income for the nine months ended September 30, 2003 is required to account for the transaction.

The Plan of Arrangement converted Storm Energy Inc. from a corporation focused on oil and natural gas exploration and production into two new entities: (i) Storm Energy Ltd. a public corporation concentrating on the exploration and development of oil and natural gas reserves and (ii) Focus Energy Trust (the "Trust") a trust entity which will distribute a substantial portion of cash to its Unitholders. FET Resources Ltd., a wholly-owned subsidiary of the Trust holds working interests in certain oil and gas properties of Storm Energy Inc.

After giving effect to the Plan of Arrangement Focus Energy Trust's consolidated statement of income has been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to Storm Energy Inc.

The Pro Forma Statements include the accounts of the Trust, certain partnership interests and its wholly-owned subsidiaries FET Resources Ltd. and FET Gas Production Ltd.

The Pro Forma Statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The Pro Forma Statements give effect to the transactions and assumptions described in Note 2 as if they had occurred at January 1, 2002. The Pro Forma Statements are not indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

Accounting policies used in the preparation of the Pro Forma Statements are consistent with those in the audited consolidated financial statements of the Trust as at December 31, 2002. The Pro Forma Statements have been prepared from information derived from and should be read in conjunction with the 2002 audited consolidated financial statements of the Trust and Storm Energy Ltd. and the Plan of Arrangement. In the opinion of management, the Pro Forma Statements include all necessary adjustments for a fair presentation of the ongoing entity.

2. Pro Forma Assumptions and Adjustments – Disposition to Storm Energy Ltd. August 23, 2002

Under the Plan of Arrangement, Storm Energy Inc. was acquired by FET Resources Ltd., the consideration being shares in Storm Energy Ltd. and units of the Trust. As the former Storm Energy Inc. shareholder group owned Storm Energy Ltd. and the Trust (including its wholly-owned subsidiary company FET Resources Ltd.), no adjustment to carrying values of the assets and liabilities of Storm Energy Inc. is required to account for the transaction.

The Pro Forma Statements give effect to the following assumptions and adjustments:

(a) Under the Plan of Arrangement, the properties held within the consolidated entity of Storm Energy Inc. were transferred such that Storm Energy Ltd. holds a 60 percent working interest in certain oil properties and a 100 percent interest in exploration properties and FET Resources Ltd. holds a 40 percent working interest in certain oil properties and a 100 percent working interest in certain gas properties in eastern British Columbia and certain gas properties in Alberta. The net book value of capital assets of Storm Energy Inc. have been allocated to FET Resources Ltd. based on the portion of established oil and gas reserves allocated to FET Resources Ltd. as determined by independent reserve engineers.

(b) Pursuant to the Plan of Arrangement certain assets became ineligible for the Alberta Royalty Tax Credit.

(c) Other income relates to facilities and properties allocated to Storm Energy Ltd.

(d) Pursuant to the Technical Services Agreement, FET Resources Ltd. pays to Storm Energy Ltd. in respect of the management, development, exploitation and operations of the properties being transferred to FET Resources Ltd. a fee of $350,000 per month. The agreement terminated on June 30, 2003. Direct general and administrative expenses include compensation for the officers of FET Resources Ltd. and other estimated expenses based on actual expenses incurred by the Trust.

(e) The Executive Bonus Plan provides for a payment of 2.5 percent of Net Production Revenue (as defined in the Plan of Arrangement) for the year. The amount is settled half in cash and half through the issuance of Trust Units.

(f) As part of the Plan of Arrangement, the outstanding debt of Storm Energy Inc. was allocated between the two entities in a 36/64 ratio between Storm Energy Ltd. and FET Resources Ltd. New bank credit facilities were arranged for each of Storm Energy Ltd. and FET Resources Ltd. Accordingly, the interest has been recalculated based on debt of $24,292,399 being allocated to Storm Energy Ltd. Refer to Note 3 of Focus Energy Trust's consolidated financial statements dated December 31, 2002.

(g) Depletion and depreciation has been adjusted to reflect the application of the appropriate unit-of-production rate for the full cost pool allocated to Storm Energy Ltd. based on the estimated proved petroleum and natural gas reserves as determined by independent reserve engineers.

(h) The provision for site restoration and abandonment has been adjusted based on the historical provisions related to the facilities and properties allocated to Storm Energy Ltd.

(i) Future income tax has been calculated using the historical effective tax rate of Storm Energy Inc. and of Storm Energy Ltd. and based on the adjustments above. Large corporations tax has been allocated on a proportionate basis and reflects the change in organizational structure pursuant to the Plan of Arrangement.

(j) The net income per Trust Unit is based on the weighted average number of Trust Units (subsequent to the Plan of Arrangement) or common shares of Storm Energy Inc. (prior to the Plan of Arrangement) outstanding during the year.

(k) Costs of $12,717,078 related to the Plan of Arrangement are included in the Pro Forma Statements.

3. Basis of Presentation – Tommy Lakes Property Acquisition April 1, 2004

The accompanying unaudited pro forma consolidated statements of income for the nine months ended September 30, 2003 and the year ended December 31, 2002 have been prepared to reflect the following transactions:

(i) the acquisition of certain interests in a natural gas property (the "Tommy Lakes Property Acquisition") located in British Columbia effective April 1, 2004; and

(ii) the issuance of 5,000,000 Trust Units for gross proceeds of $74.5 million.

Under the agreement, Focus B.C. Energy Trust and 1082123 Alberta Ltd. are acquiring a partnership interest which holds working interests in the Tommy Lakes area for $110 million, before closing adjustments. Closing adjustments are estimated to be nil. Focus B.C. Energy Trust is a wholly owned subsidiary of Focus Energy Trust, and 1082123 Alberta Ltd. is a wholly owned subsidiary of FET Resources Ltd.

This transaction is being partially financed through a bought-deal financing for the issuance of 5,000,000 Trust Units at $14.90 for gross proceeds of $74,500,000 (net proceeds of $70,400,000 after Underwriters' fee of $3,725,000 and expenses of $375,000). Existing credit facilities will be used to finance the remaining $39,600,000.

The Pro Forma Statements gives effect to the following assumptions and adjustments:

(a) The acquisition of the Tommy Lakes Property has been accounted for using the purchase method of accounting for consideration of $110,000,000. The acquisition is recorded as Capital Assets of $110,000,000, Goodwill of $34,320,000, and Future Income Tax of $34,320,000.

(b) The issuance by Focus, as anticipated by this Prospectus, of 5,000,000 Trust Units for net proceeds of $70,400,000 after deducting Underwriters' fees of $3,725,000 and expenses of $375,000.

(c) Focus Energy Trust is the operator of the working interests acquired at Tommy Lakes, and there is no additional direct general and administrative expenses.

(d) The Executive Bonus Plan provides for a payment of 2.5 percent of Net Production Revenue up $80 million, and 2.0 percent of Net Production Revenue thereafter (as defined in the Plan of Arrangement) for the year. The amount is settled half in cash and half through the issuance of Trust Units.

(e) An increase in interest expense has been calculated by applying the average bank interest rate for the period to the change in bank loan after giving effect to the transactions in notes 3(i) and (ii).

(f) The provisions for depreciation and depletion and site restoration costs have been adjusted to reflect the application for the appropriate unit-of-production rate for the Trust based on the estimated proved petroleum and natural gas reserves of the Tommy Lake Property as determined by independent reserve engineers, after adjustments for the transactions described in Note 3(i).

(g) The income and other tax provisions have been adjusted to reflect the income tax provision related to the adjustments to the pro forma statements of income and the large corporations tax related to the transactions in notes 3(i) and (ii). For the purposes of this calculation, it has been assumed that 75% of the funds from operations from the Tommy Lakes Property is distributed to Unit Holders.

(h) The pro forma basic per unit amounts are based on the weighted average number of Focus Trust Units that would have been outstanding for the period had the equity issue noted in 3(ii) occurred on January 1, 2003 and January 1, 2002.

SCHEDULE B - STATEMENT OF REVENUE AND PRODUCTION EXPENSES FOR THE TOMMY LAKES PROPERTY

AUDITORS' REPORT

To the Board of Directors of FET Resources Ltd.

At the request of Focus Energy Trust, we have audited the schedule of revenue and production expenses for the Tommy Lakes Property (the "Property") to be acquired by Focus Energy Trust pursuant to a purchase agreement dated March 4, 2004, for each of the years in the three year period ended December 31, 2003. This financial information is the responsibility of FET Resources Ltd. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenue and expenses of the Property referred to in the purchase agreement dated March 4, 2004 for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Canada
March 8, 2004

(Signed) "KPMG LLP"
Chartered Accountants

TOMMY LAKES PROPERTY

	Years ended December 31,		
	2003	2002	2001
Revenue	$ 28,268	$ 17,721	$ 10,862
Royalties	(7,587)	(3,756)	(2,450)
	20,681	13,964	8,412
Production expenses	(1,201)	(1,687)	(1,704)
Operating income	$ 19,480	$ 12,277	$ 6,708

See accompanying notes to schedule of revenue and production expenses for the Property.

TOMMY LAKES PROPERTY

Notes to Schedule of Revenue and Production Expenses for the Properties

---

1. Basis of presentation

On March 8, 2004 Focus Energy Trust ("Focus") announced that they had entered into an agreement to acquire an oil and gas property (the "Property") for cash consideration of $110 million subject to closing adjustments. The Property consists of working interests in natural gas wells, facilities and undeveloped land at Tommy Lakes, British Columbia. Prior to this transaction, Focus has a working interest in the property and is the operator.

The schedule of revenue and production expenses for the Property includes only amounts applicable to the working interest of the vendor of the Property. The schedule of revenue and production expenses does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes for the Property as these amounts are based on the consolidated operations of the vendor of which the Property forms only a part.

2. *Significant accounting policies*

(a) Revenue:

Revenues associated with the sales of natural gas and liquids are recorded when title passes to the customer. The amounts recorded for revenues do not include any gains or losses from hedging activities that may have been undertaken by the vendor at a corporate level. Revenue is recorded net of expenses associated with the Westcoast Energy system charges for natural gas pipelines and liquids recovery processing.

(b) Royalties:

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with British Columbia Ministry of Energy and Mines regulations or the terms of individual royalty agreements.

(c) Operating expenses:

Operating expenses include amounts incurred to bring the natural gas and associated liquids to the surface, gather, and compress same and operating overhead recoveries as in accordance with the joint operating agreement.

CERTIFICATE OF THE TRUST

Dated: March 15, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

FOCUS ENERGY TRUST

By: FET RESOURCES LTD.

(Signed) Derek W. Evans
President and Chief Executive Officer

(Signed) William D. Ostlund
Vice President, Finance and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) John A. Brussa
Director

(Signed) Gerry A. Romanzin
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: March 15, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

Scotia Capital Inc.

By: (Signed) Mark Herman

RBC Dominion Securities Inc.

By: (Signed) Robi Contrada

CIBC World Markets Inc.

By: (Signed) Brenda A. Mason

TD Securities Inc.

By: (Signed) Gregory B. Saksida

Canaccord Capital Corporation

By: (Signed) Karl B. Staddon

FirstEnergy Capital Corp.

By: (Signed) M. Scott Bratt

Desjardins Securities Inc.

By: (Signed) Jake A. Herman

Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts dans le présent prospectus simplifié contraire commet une infraction.

82-34761

Les titres décrits dans le présent prospectus simplifié ne sont offerts que là où l'autorité compétente a accordé son visa; ils ne peuvent être proposés que par des personnes dûment inscrites. Ces titres n'ont pas été et ne seront pas inscrits en vertu de la Securities Act of 1933 *des États-Unis, en sa version modifiée, ou des lois sur les valeurs mobilières d'un État. Par conséquent, ces titres ne peuvent être placés ou vendus aux États-Unis et le présent prospectus simplifié ne constitue pas une offre de vente ou une sollicitation d'une offre d'achat de ces titres aux États-Unis. Voir « Mode de placement ».*

Nouvelle émission **Le 15 mars 2004**

PROSPECTUS SIMPLIFIÉ


FOCUS
ENERGY TRUST

74 500 000 $
5 000 000 de parts de fiducie

Le présent prospectus simplifié assure l'admissibilité du placement de 5 000 000 de parts de fiducie (les « parts ») de Focus Energy Trust (la « Fiducie » ou « Focus ») au prix de 14,90 $ chacune. Les parts émises et en circulation sont inscrites à la Bourse de Toronto (la « TSX ») sous le symbole « FET.UN ». Le 5 mars 2004, soit le jour de bourse précédant l'annonce du présent placement au public, le cours de clôture des parts s'est établi à 15,00 $ à la TSX. Le 12 mars 2004, le cours de clôture des parts s'est établi à 14,86 $ à la TSX. La TSX a approuvé l'inscription à sa cote des parts faisant l'objet du présent placement, à la condition que la Fiducie remplisse toutes ses exigences en matière d'inscription au plus tard le 7 juin 2004. Le prix d'émission des parts a été fixé par voie de négociation entre FET Resources Ltd. (« FET Resources »), pour le compte de la Fiducie, et Scotia Capitaux Inc., RBC Dominion valeurs mobilières Inc., Marchés mondiaux CIBC Inc., Valeurs Mobilières TD Inc., La Corporation Canaccord Capital, FirstEnergy Capital Corp. et Valeurs mobilières Desjardins inc. (collectivement, les « preneurs fermes »).

Prix : 14,90 $ par part

	Prix d'émission	Rémunération des preneurs fermes	Produit net pour la Fiducie[(1)]
Par part	14,90 $	0,745 $	14,155 $
Total du placement	74 500 000 $	3 725 000 $	70 775 000 $

Note

(1) Sans déduire les frais relatifs au présent placement, estimés à 375 000 $, qui seront réglés au moyen des fonds de la Fiducie affectés à des fins générales.

Les souscripteurs qui achètent des parts dans le cadre du présent placement et qui détiennent celles-ci à la date de clôture des registres pertinente auront droit aux distributions à compter de la distribution devant être versée vers le 15 avril 2004, à la condition que la clôture du présent placement ait lieu d'ici le 31 mars 2004, date de clôture des registres prévue relativement à cette distribution. Les souscripteurs n'auront pas droit à la distribution devant être versée aux porteurs de parts le 15 mars 2004, dont la date de clôture des registres est le 29 février 2004.

De l'avis des conseillers juridiques, compte tenu des réserves et des hypothèses dont il est question à la rubrique « *Considérations fiscales fédérales canadiennes* », à la date d'émission, les parts faisant l'objet des présentes constitueront des placements admissibles en vertu de la *Loi de l'impôt sur le revenu* (Canada) et du règlement y afférent pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés d'épargne-études.

Les preneurs fermes offrent conditionnellement les parts, sous les réserves d'usage concernant leur vente antérieure, leur émission par la Fiducie et leur remise et leur acceptation par les preneurs fermes, conformément aux conditions énoncées dans la convention de prise ferme dont il est question à la rubrique « *Mode de placement* » et sous réserve de l'approbation de certaines questions d'ordre juridique ayant trait au présent placement par Burnet, Duckworth & Palmer LLP, pour le compte de la Fiducie, et par Bennett Jones LLP, pour le compte des preneurs fermes.

Scotia Capitaux Inc., RBC Dominion valeurs mobilières Inc. et Marchés mondiaux CIBC Inc. appartiennent, directement ou indirectement, à des banques à charte canadiennes qui prêtent à FET Resources, filiale de la Fiducie. Par conséquent, la Fiducie peut être considérée comme un émetteur « associé » à Scotia Capitaux Inc., à RBC Dominion valeurs mobilières Inc. et à Marchés mondiaux CIBC Inc., au sens des lois canadiennes sur les valeurs mobilières applicables. Voir « *Liens entre la Fiducie, FET Resources et certains preneurs fermes* ».

Les souscriptions de parts seront reçues sous réserve du droit de les rejeter ou de les répartir en totalité ou en partie et de clore les livres de souscription à tout moment sans avis. Il est prévu que la clôture aura lieu vers le 23 mars 2004 ou à une autre date, au plus tard le 16 avril 2004, dont la Fiducie et les preneurs fermes pourraient convenir. Les certificats définitifs représentant les parts pourront être remis à la clôture. Sous réserve des lois applicables, les preneurs fermes peuvent, dans le cadre du présent placement, faire des opérations visant à fixer ou à stabiliser le cours des parts à un niveau autre que celui qui serait formé sur le marché libre. Voir « *Mode de placement* ».

Les parts ne sont pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* et ils ne sont pas assurés en vertu de cette loi ni d'aucune autre loi. De plus, la Fiducie n'est pas une société de fiducie; elle n'est donc pas inscrite aux termes d'une loi régissant les sociétés de fiducie ou les sociétés de prêt, étant donné qu'elle n'exerce pas et n'a pas l'intention d'exercer les activités d'une société de fiducie.

TABLE DES MATIÈRES

MISE EN GARDE RELATIVE AUX ÉNONCÉS PROSPECTIFS

Certains énoncés faits dans le présent prospectus simplifié et dans certains documents qui y sont intégrés par renvoi constituent des énoncés prospectifs. Les mots « prévoir », « continuer », « estimer », « s'attendre à », « peut », « pourrait », « projeter », « devrait », « estimer » et les expressions similaires signalent des énoncés prospectifs. Ces énoncés comportent des risques, des incertitudes et d'autres facteurs connus et inconnus susceptibles de faire en sorte que les résultats ou les faits réels diffèrent considérablement de ceux qui sont exprimés dans ces énoncés prospectifs. La Fiducie et FET Resources estiment que les attentes qu'expriment ces énoncés prospectifs sont raisonnables, mais il n'est aucunement certain qu'elles se réaliseront. Par conséquent, les acquéreurs éventuels sont priés de ne pas se fier indûment aux énoncés prospectifs qui figurent dans le présent prospectus simplifié ou dans les documents qui y sont intégrés par renvoi. Ces énoncés ne sont valables qu'à la date du présent prospectus simplifié ou à la date indiquée dans les documents qui y sont intégrés par renvoi, selon le cas.

En particulier, le présent prospectus simplifié et les documents qui y sont intégrés par renvoi contiennent des énoncés prospectifs ayant trait à ce qui suit :

- les taux de production de pétrole et de gaz naturel;
- les programmes de dépenses en immobilisations;
- la quantité des réserves de pétrole et de gaz naturel;
- les projections relatives aux prix et aux coûts des marchandises;
- l'offre et la demande de pétrole et de gaz naturel;
- les attentes relatives à la capacité de réunir des capitaux et d'obtenir des réserves supplémentaires de façon constante par le biais d'acquisitions et d'activités de mise en valeur;
- le traitement prévu par la réglementation gouvernementale.

Les résultats réels pourraient différer sensiblement de ceux prévus dans ces énoncés prospectifs en raison des facteurs de risque énoncés ci-dessous et ailleurs dans le présent prospectus simplifié :

- la volatilité du prix du pétrole et du gaz naturel sur le marché;
- les responsabilités inhérentes aux activités pétrolières et gazières;
- l'incertitude inhérente à l'estimation des réserves de pétrole et de gaz naturel;
- la concurrence à l'égard, notamment, des capitaux, de l'acquisition des réserves, des terrains inexploités et du personnel compétent;
- l'évaluation incorrecte de la valeur des acquisitions;
- les problèmes géologiques et techniques et les problèmes relatifs au forage et au traitement;
- la fluctuation des cours du change et des taux d'intérêt et la volatilité des marchés boursiers;
- l'incapacité de réaliser les avantages prévus des acquisitions;
- les autres facteurs dont il est question à la rubrique « *Facteurs de risque* ».

Ces facteurs ne devraient pas être considérés comme exhaustifs. La Fiducie et FET Resources déclinent toute obligation de mettre à jour ou de réviser publiquement les énoncés prospectifs.

Les énoncés à l'égard des « réserves » ou des « ressources » sont réputés être des énoncés prospectifs du fait qu'ils comportent l'évaluation implicite, fondée sur certaines estimations et hypothèses, que les ressources et les réserves décrites peuvent être produites de façon rentable à l'avenir. Les lecteurs sont mis en garde que les listes des facteurs présentées ci-dessus ne sont pas exhaustives. Les énoncés prospectifs figurant dans le présent prospectus et les documents intégrés par renvoi dans celui-ci sont faits sous réserve de la présente mise en garde. La Fiducie et FET Resources déclinent toute obligation de mettre à jour ou de réviser publiquement les énoncés prospectifs.

ABRÉVIATIONS ET DÉFINITIONS

Dans le présent prospectus simplifié, les abréviations et les termes suivants ont le sens qui leur est donné ci-après :

« **°API** » est une indication de la densité spécifique du pétrole brut mesurée à l'échelle de densité API. Le pétrole liquide ayant une densité spécifique de 28 °API et plus est généralement appelé du pétrole brut léger.

« **b** » désigne un baril ou des barils

« **b/j** » désigne des barils par jour

« **Gpi^3** » désigne un milliard de pieds cubes

« **bep** » désigne des barils équivalents de pétrole. Un baril équivalent de pétrole est établi en convertissant un volume de gaz naturel en barils à raison de six kpi^3 par baril.

« **bep/j** » désigne des barils équivalents de pétrole par jour

« **kb** » désigne un millier de barils

« **kbep** » désigne un millier de barils équivalents de pétrole

« **kpi^3** » désigne un millier de pieds cubes

« **kpi^3/j** » désigne un millier de pieds cubes par jour

« **Mb** » désigne un million de barils

« **Mpi^3** » désigne un million de pieds cubes

« **Mpi^3/j** » désigne un million de pieds cubes par jour

« **LGN** » désigne les liquides de gaz naturel

« **acquisition de Loon Lake** » désigne l'acquisition de la propriété Loon Lake par FET Resources, qui est décrite plus amplement à la rubrique « *Faits nouveaux – Acquisition de Loon Lake* »;

« **acquisition de Tommy Lakes** » désigne l'acquisition par Focus B.C. Trust et FET Resources de Tommy Lakes Partnership, propriétaire de la propriété Tommy Lakes, aux termes de la convention d'acquisition;

« **acte de fiducie** » désigne l'acte de fiducie modifié et mis à jour daté du 15 juillet 2002 qui régit la Fiducie;

« **actions échangeables de FET** » désigne les actions échangeables, série A de FET Resources;

« **actions ordinaires de FET** » désigne les actions ordinaires de FET Resources;

« **arrangement** » désigne le plan d'arrangement en vertu de la BCAA conclu entre la Fiducie, Storm et New Storm, qui a été réalisé le 23 août 2002, dans le cadre duquel, entre autres choses, la Fiducie a acquis indirectement la totalité des actions ordinaires émises et en circulation de Storm, New Storm a acquis certains éléments d'actif de croissance de Storm et les actions de New Storm ont été placées auprès des ex-porteurs d'actions ordinaires de Storm;

« **BCAA** » désigne la *Business Corporations Act* (Alberta), L.R.A. 2000, c. B-9, en sa version modifiée, y compris le règlement y afférent;

« **billets de FET** » ou « **billets** » désigne les billets subordonnés non garantis à 14 % de FET Resources émis dans le cadre de l'arrangement;

« **convention d'acquisition** » désigne la convention d'acquisition datée du 5 mars 2004 conclue entre FET Resources, Focus B.C. Trust et le vendeur;

« **conseil d'administration** » ou « **conseil** » désigne le conseil d'administration de FET Resources ou de ses successeurs;

« **convention de prise ferme** » désigne la convention conclue en date du 8 mars 2004 entre la Fiducie, FET Resources et les preneurs fermes relativement au présent placement;

« **convention de vote et d'échange** » désigne la convention de vote et d'échange conclue à la date d'effet;

« **convention relative à la PBN** » désigne la convention relative à la participation aux bénéfices nets datée du 23 août 2002 qui a été conclue entre FET Resources et la Fiducie;

« **date de clôture des registres aux fins d'une distribution** » désigne le dernier jour de chaque mois civil ou une autre date qui pourrait être fixée par le fiduciaire, sauf que le 31 décembre sera dans tous les cas une date de clôture des registres aux fins d'une distribution;

« **date d'effet** » désigne le 23 août 2002;

« **droit de vote spécial** » désigne le droit de vote spécial de la Fiducie, émis et attesté aux termes de l'acte de fiducie, qui est actuellement en circulation et donne droit aux avantages et fait l'objet des restrictions énoncés dans celui-ci;

« **États-Unis** » ou « **É.-U.** » désigne les États-Unis d'Amérique;

« **facilités de crédit** » a le sens qui lui est conféré à la note 1 du tableau de la rubrique « *Structure du capital consolidée de la Fiducie* »;

« **FET Resources** » désigne FET Resources Ltd., société par actions constituée en vertu de la BCAA;

« **fiduciaire** » désigne Valiant Trust Company ou son successeur à titre de fiduciaire de la Fiducie;

« **fiduciaire nommé aux termes de la convention de vote et d'échange** » désigne Valiant Trust Company, fiduciaire initial aux termes de la convention de vote et d'échange, ou tout autre fiduciaire nommé aux termes de celle-ci;

« **Focus** » **ou la** « **Fiducie** » désigne Focus Energy Trust, fiducie établie en vertu des lois de l'Alberta;

« **Loi de l'impôt** » désigne la *Loi de l'impôt sur le revenu* (Canada), L.R.C. 1985, c.1, 5e supplément, en sa version modifiée, y compris le règlement y afférent;

« **New Storm** » désigne Storm Energy Ltd., société par actions constituée en vertu de la BCAA;

« **notice annuelle de la Fiducie** » désigne la notice annuelle de renouvellement de la Fiducie datée du 16 mai 2003;

« **parts** » désigne les parts de fiducie de la Fiducie;

« **PBN** » désigne la participation au bénéfice net, commençant le 23 août 2002, donnant droit à la Fiducie à environ 99 % des rentrées de fonds nettes produites par certaines des participations pétrolières et gazières actuelles et futures et les biens corporels connexes appartenant, directement ou indirectement, à FET Resources, compte tenu de certains frais, dépenses et déductions;

« **placements autorisés** » désigne (i) les obligations émises ou garanties par le gouvernement du Canada ou d'une province canadienne ou un organisme ou un intermédiaire d'un tel gouvernement, (ii) les dépôts à terme, les certificats de placement garanti, les certificats de dépôt ou les acceptations bancaires émis ou garantis par une banque à charte canadienne ou d'autres institutions financières dont les titres d'emprunt ou les dépôts à court terme ont obtenu au moins la cote A ou l'équivalent de Standard & Poor's Corporation, Moody's Investors Service, Inc. ou Dominion Bond Rating Service Limited et (iii) le papier commercial ayant obtenu au moins la cote A ou l'équivalent de Dominion Bond Rating Service Limited, venant à échéance dans chacun des cas dans les 180 jours suivant la date de l'acquisition;

« **porteurs de parts** » ou « **porteur de parts** » désigne les porteurs des parts;

« **preneurs fermes** » désigne, collectivement, Scotia Capitaux Inc., RBC Dominion valeurs mobilières Inc., Marchés mondiaux CIBC Inc., Valeurs Mobilières TD Inc., La Corporation Canaccord Capital, FirstEnergy Capital Corp. et Valeurs mobilières Desjardins inc.;

« **propriété Loon Lake** » désigne les participations dans les réserves de pétrole et de gaz naturel et les installations connexes situées dans la zone principale de la Fiducie de Red Earth, en Alberta, devant être acquises par FET Resources dans le cadre de l'acquisition de Loon Lake, qui sont décrites plus amplement à la rubrique « *Faits nouveaux – Acquisition de Loon Lake* »;

« **propriété Tommy Lakes** » désigne une participation d'environ 50 % dans la propriété pétrolifère et gazéifère West Tommy Lakes appartenant au vendeur et acquise par Focus B.C. Trust et FET Resources aux termes de la convention d'acquisition;

« **rapport Paddock** » désigne le rapport dressé par Paddock Lindstrom & Associates Ltd. daté du 1er mars 2004, qui présente une évaluation du gaz naturel, du pétrole brut et des LGN relative à la propriété Tommy Lakes au 1er avril 2004;

« **Storm** » désigne Storm Energy Inc., société devancière de FET Resources, constituée en vertu de la BCAA;

« **Tommy Lakes Partnership** » désigne Tommy Lakes Partnership, société en nom collectif formée en vertu des lois de l'Alberta ;

« **TSX** » désigne la Bourse de Toronto;

« **vendeur** » désigne une grande société canadienne d'exploration et de production de pétrole et de gaz naturel bien établie et la société de personnes que celle-ci contrôle.

Le singulier englobe le pluriel et le masculin englobe le féminin, et vice versa.

Sauf indication contraire, toutes les sommes indiquées dans le présent prospectus simplifié sont exprimées en dollars canadiens.

PRÉSENTATION DES DONNÉES SUR LES RÉSERVES

La Fiducie sera assujettie à la norme canadienne 51-101 (la « norme 51-101 »), qui a été implantée en septembre 2003. Cette norme exige que les documents d'information déposés se conforment aux nouvelles exigences en 2004 et donnent l'information à la fin de l'exercice terminé le 31 décembre 2003 de la Fiducie. La norme 51-101 prescrit des exigences à l'égard de l'élaboration et de la présentation des réserves et de pétrole et de gaz et des estimations connexes, exige le dépôt annuel de certaines de ces estimations et d'autres renseignements sur les activités pétrolières et gazières et précise les responsabilités des administrateurs de sociétés. En particulier, les définitions des réserves prouvées et des réserves probables prévoient des degrés de certitude de 90 % pour les réserves prouvées et de 50 % pour les réserves prouvées et probables. En outre, les évaluateurs sont désormais tenus de respecter les exigences de la norme 51-101. Les données sur les réserves qui figurent dans la notice annuelle ont été dressées par Paddock Lindstrom & Associates Ltd. (« Paddock ») conformément à l'instruction générale C-2B (l'« instruction C-2B »). Paddock a avisé la Fiducie que les « réserves prouvées » et les « réserves prouvées et probables affectées d'un facteur de risque de 50 % » qui figurent dans son rapport dressé conformément à l'instruction C-2B ne seraient pas sensiblement différentes des « réserves prouvées » et des « réserves prouvées et probables » contenues dans les rapports dressés à l'aide des définitions des réserves stipulées dans la norme 51-101.

DOCUMENTS INTÉGRÉS PAR RENVOI

L'information intégrée par renvoi au présent prospectus simplifié provient de documents déposés auprès des commissions des valeurs mobilières ou d'autorités analogues au Canada. On peut se procurer sans frais un exemplaire des documents intégrés aux présentes par renvoi en s'adressant au vice-président, Finances et chef des finances de FET Resources au 205, 5th Avenue S.W., bureau 3250, Calgary (Alberta) T2P 2V7, téléphone (403) 781-8409. Aux fins de la province de Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer un exemplaire du dossier d'information en s'adressant au vice-président, Finances et chef des finances de FET Resources, à l'adresse et au numéro de téléphone indiqués ci-dessus. En outre, on peut obtenir les documents intégrés par renvoi aux présentes auprès des commissions des valeurs mobilières ou autorités similaires au Canada par l'intermédiaire du site Web de SEDAR, à l'adresse www.sedar.com. Le numéro de profil SEDAR de la Fiducie est le 18353.

Les documents suivants de la Fiducie, qui ont été déposés auprès des diverses commissions des valeurs mobilières ou autorités similaires des provinces canadiennes, sont expressément intégrés par renvoi au présent prospectus simplifié et en font partie intégrante :

a) la notice annuelle de la Fiducie ;

b) les états financiers consolidés comparatifs vérifiés de la Fiducie pour l'exercice terminé le 31 décembre 2002 et à cette date, ainsi que les notes complémentaires et le rapport des vérificateurs y afférent;

c) le rapport de gestion pour l'exercice terminé le 31 décembre 2002;

d) la circulaire d'information de la Fiducie datée du 8 avril 2003 relative à l'assemblée annuelle des porteurs de parts qui a eu lieu le 15 mai 2003, à l'exclusion des rubriques intitulées « *Rapport du comité de rémunération* », « *Graphique sur le rendement* » et « *Régie de la Fiducie* »;

e) les états financiers consolidés comparatifs non vérifiés de la Fiducie pour la période de neuf mois terminée le 30 septembre 2003 et à cette date, qui se trouvent dans le rapport intermédiaire du troisième trimestre de la Fiducie;

f) le rapport de gestion pour la période de neuf mois terminée le 30 septembre 2003.

Les avis de changement important (à l'exclusion des avis de changement important confidentiels), les états financiers intermédiaires comparatifs, les états financiers annuels comparatifs et le rapport des vérificateurs y afférent ainsi que les circulaires d'information (à l'exclusion des parties de celles-ci qu'il n'est pas nécessaire d'intégrer aux présentes par renvoi aux termes de la norme canadienne 44-101 des autorités en valeurs mobilières canadiennes) déposés par la Fiducie auprès des commissions des valeurs mobilières ou des organismes de réglementation similaires des provinces canadiennes entre la date du présent prospectus simplifié et la fin du présent placement sont réputés intégrés par renvoi au présent prospectus simplifié.

Tout énoncé faisant partie d'un document intégré aux présentes par renvoi, ou réputé l'être, est réputé modifié ou remplacé aux fins du présent prospectus simplifié dans la mesure où un énoncé fait dans les présentes ou dans un autre document déposé par la suite, qui est également intégré aux présentes par renvoi, ou réputé l'être, modifie ou remplace cet énoncé. Il n'est pas nécessaire que le nouvel énoncé indique qu'il modifie ou remplace un énoncé antérieur, ni qu'il donne d'autres renseignements énoncés dans le document qu'il modifie ou remplace. Si une telle modification ou un tel remplacement est fait, cela ne doit pas être réputé signifier, à quelque fin que ce soit, que l'énoncé modifié ou remplacé, au moment où il a été fait, constituait une information fausse ou trompeuse, un énoncé faux d'un fait important ou une omission d'énoncer un fait important qui est requis ou dont la mention est nécessaire pour faire en sorte qu'un énoncé ne soit pas faux ou trompeur à la lumière des circonstances dans lesquelles il a été fait. Tout énoncé ainsi modifié ou remplacé n'est pas réputé faire partie du présent prospectus simplifié, sauf dans la mesure où il est ainsi modifié ou remplacé.

FOCUS ENERGY TRUST

Introduction

La Fiducie est une fiducie de placement à capital variable sans personnalité morale régie par les lois de la province d'Alberta et établie conformément à l'acte de fiducie. Le siège social et établissement principal de la Fiducie est situé au 205, 5th Avenue S.W., bureau 3250, Calgary (Alberta) T2P 2V7. La Fiducie a été établie aux fins suivantes :

- investir dans les titres de FET Resources et participer à l'arrangement;
- acquérir la participation aux bénéfices nets aux termes de la convention relative à la PBN;
- acquérir d'autres titres de FET Resources et d'autres entreprises, y compris des personnes morales, des sociétés de personnes ou des fiducies, ou investir dans de tels titres, et emprunter des fonds ou obtenir d'autres formes de crédit à cette fin;
- aliéner quelque partie que ce soit de ses biens, y compris les titres de FET Resources;
- détenir temporairement des espèces et des placements dans le but de payer ses frais et ses dettes, faire d'autres placements autorisés conformément à l'acte de fiducie, régler les sommes qu'elle doit payer dans le cadre des rachats de parts de fiducie et verser des distributions aux porteurs de parts;
- payer les frais liés à ce qui précède.

Le fiduciaire ne peut acquérir des placements qui pourraient faire en sorte a) que le coût indiqué de tous les « biens étrangers » (au sens de la Loi de l'impôt) détenus par la Fiducie excède le plafond prescrit par l'article 5000 du Règlement de l'impôt ou b) que la Fiducie ne soit considérée ni comme une « fiducie d'investissement à participation unitaire » ni comme une « fiducie de fonds commun de placement » aux fins de la Loi de l'impôt.

Le fiduciaire peut déclarer payable aux porteurs de parts la totalité ou une partie du bénéfice net de la Fiducie. Il est actuellement prévu que le seul revenu que touchera la Fiducie proviendra de l'intérêt reçu sur le capital des billets et de la convention relative à la PBN. La Fiducie verse des distributions en espèces mensuelles aux porteurs de parts (depuis le 15 octobre 2002) constituées des intérêts créditeurs réalisés sur les billets et du revenu provenant de la convention relative à la PBN, déduction faite des frais, s'il y a lieu, et des rachats contre espèces de parts de fiducie.

Liens intersociétés

Le tableau suivant présente le nom, le pourcentage de titres comportant droit de vote appartenant à la Fiducie et le territoire de constitution, de prorogation ou de formation des filiales, des sociétés de personne et des fiducies de la Fiducie, directes et indirectes, à la date des présentes :

	Pourcentage de titres comportant droit de vote (directement ou indirectement)	Nature de l'entité	Territoire de constitution/formation
FET Resources Ltd.	100 %	Société par actions	Alberta
FET Gas Production Ltd.	100 %	Société par actions	Alberta
Focus B.C. Trust	100 %	Fiducie	Alberta
Tommy Lakes Partnership	100 %	Société en nom collectif	Alberta

Structure de la Fiducie

Le schéma suivant présente la structure de la Fiducie à la date des présentes.


Porteurs de parts de la Fiducie(1)
Parts de fiducie
Actions échangeables
Droits d'échange
100 % actions ordinaires
Fiducie
100 % parts
ExchangeCo
100 % actions ordinaires
Focus B.C. Trust
FET Resources(3)
1 %
99 %
40 %
100 %
Redearth Partnership
FET Gas Production Ltd.(4)
Tommy Lakes Partnership

Notes

(1) La Fiducie appartient en totalité aux porteurs de parts.

(2) Les rentrées de fonds représentent des versements effectués par FET Resources à la Fiducie à l'égard des versements d'intérêt sur les billets, le revenu réalisé par la Fiducie aux termes de la convention relative à la PBN et les distributions versées par Focus B.C. Trust. Outre ces sommes, FET Resources peut faire à la Fiducie des remboursements anticipés du capital des billets avant l'échéance de ces derniers.

(3) FET Resources est une filiale en propriété exclusive de la Fiducie. La Fiducie investira les fonds recueillis grâce à l'émission ultérieure de parts de fiducie dans des titres additionnels de FET Resources afin de permettre à cette dernière de faire des dépenses en immobilisations. En outre, la Fiducie pourrait réinvestir une tranche du revenu reçu de FET Resources ainsi que les remboursements du capital des billets dans des titres additionnels de FET Resources afin de permettre à cette dernière de faire des dépenses en immobilisations.

(4) FET Gas Production Ltd. est une filiale en propriété exclusive de FET Resources.

Conformément aux modalités de l'acte de fiducie et du droit de vote spécial émis au fiduciaire, les porteurs de parts et les porteurs d'actions échangeables de FET peuvent indiquer à la Fiducie comment voter relativement à toutes les questions qui sont soumises à cette dernière, y compris l'élection des administrateurs de FET Resources, l'approbation des états financiers de la Fiducie et la nomination de ses vérificateurs.

DESCRIPTION DES ACTIVITÉS

Introduction

FET Resources exerce activement des activités d'exploitation, de mise en valeur, d'acquisition et de production de pétrole et de gaz naturel en Colombie-Britannique et en Alberta. Le plan d'affaires de FET Resources consiste à maximiser le rendement que la Fiducie tire de ses propriétés pétrolifères et gazéifères et de son actif connexe. Lorsque cela sera possible, FET Resources compte accroître ses réserves en y ajoutant des réserves de qualité et de longue durée offrant un potentiel d'exploitation à faible risque.

Lorsqu'elle examine des participations ou des acquisitions éventuelles, FET Resources tient compte d'un certain nombre de facteurs, y compris (i) la valeur actualisée des produits futurs tirés de ces propriétés qui proviendront des réserves productives prouvées, des réserves prouvées totales et des réserves établies, (ii) le potentiel de mise en valeur du gisement, (iii) si l'infrastructure existante dans la zone d'intérêt est suffisante pour faire face à une activité accrue, (iv) le coût des activités de mise en valeur éventuelles, (v) les placements dans des propriétés qui comportent des réserves de moyenne ou de longue durée et (vi) la capacité de FET Resources d'augmenter la valeur des propriétés acquises au moyen d'activités d'exploitation et de forage de mise en valeur supplémentaires. **Le conseil d'administration peut, à sa discrétion, approuver des acquisitions d'éléments d'actif ou d'entreprises ou des placements qui ne sont pas conformes à ces lignes directrices après avoir examiné les aspects qualitatifs des propriétés visées, y compris le profil de risque, le potentiel sur le plan technique, la durée des réserves et la qualité des éléments d'actif.**

Acquisitions et aliénations importantes

Ni la Fiducie ni FET Resources n'a réalisé d'acquisition ou d'aliénation de propriété importante au cours de l'exercice terminé le 31 décembre 2002, à l'exception de la restructuration de l'actif qui est survenue en raison de l'arrangement. Au cours de 2003 et de 2004 jusqu'à ce jour, la seule acquisition ou aliénation importante faite par la Fiducie ou FET Resources est l'acquisition de Tommy Lakes (décrite ci-dessous).

FAITS NOUVEAUX

Acquisition de Loon Lake

Le 4 juin 2003, la Fiducie a annoncé la réalisation de l'acquisition de Loon Lake en contrepartie de 20,8 M$, compte non tenu des rajustements de clôture et de l'exercice ultérieur d'un droit de préemption par le propriétaire d'un autre intérêt économique direct. Au moment de l'acquisition, la propriété Loon Lake comptait 50 puits de pétrole productifs bruts (20,6 puits nets) produisant 385 b/j de pétrole à 38 °API et 80 kpi³/j de gaz naturel. L'acquisition de Loon Lake vise des participations faisant ou non l'objet d'une exploitation concertée à la propriété Loon Lake. Environ 84 % de la production acquise et 87 % des réserves acquises sont représentées par un intérêt économique direct de 41,5 % dans la concession Loon Slave Point G, dont FET Resources est l'exploitante. La propriété Loon Lake comprend également une option de forage sur cinq ans permettant d'acquérir une participation de 50 % dans 21 sections de terrains inexploités et la propriété d'installations de traitement du pétrole et de production d'électricité. L'acquisition de Loon Lake visait initialement un intérêt économique direct de 50 % dans 15 sections de terrains et cinq puits de gaz naturel inactifs à la propriété gazéifère Tommy Lakes de FET Resources, située dans le nord-est de la Colombie-Britannique; toutefois, après la clôture, le propriétaire d'un autre intérêt économique direct a exercé son droit de préemption. La Fiducie a touché un produit de 3,2 M$ au moment de l'exercice du droit de préemption.

FET Resources a acquis les propriétés de New Storm, qui a trois administrateurs en commun avec elle. L'opération a été approuvée par les administrateurs non reliés de FET Resources d'après une évaluation technique indépendante.

Acquisition de Tommy Lakes

Le 5 mars 2004, Focus, FET Resources et Focus B.C. Trust ont conclu avec le vendeur la convention d'acquisition prévoyant l'acquisition de Tommy Lakes Partnership au prix d'achat d'environ 110 M$. L'acquisition de Tommy Lakes Partnership prendra effet le 1er avril 2004, soit sa date de clôture prévue. Tommy Lakes Partnership est propriétaire de la totalité de la propriété Tommy Lakes et, à la suite de l'acquisition, Focus sera propriétaire et exploitante de la totalité de la propriété Tommy Lakes.

La propriété Tommy Lakes se compose d'éléments d'actif de gaz naturel situés dans le nord-est de la Colombie-Britannique dont la production nette moyenne en janvier et février a été d'environ 2 170 bep/j (dont environ 89 % de gaz naturel). La production tirée de la propriété Tommy Lakes est exploitée par FET Resources. La direction de FET Resources est d'avis que la propriété Tommy Lakes offre un potentiel supplémentaire de mise en valeur et d'optimisation à faible risque.

RENSEIGNEMENTS SUR LA PROPRIÉTÉ TOMMY LAKES

Certains renseignements sur la propriété Tommy Lakes figurant dans le présent prospectus simplifié sont tirés des renseignements fournis par le vendeur.

Historique de forage

Le tableau suivant indique le nombre de puits bruts et de puits nets au forage desquels le vendeur a procédé ou participé au cours des périodes indiquées :

	Période de neuf mois terminée le 30 septembre 2003		Exercice terminé le 31 décembre 2002	
	Bruts[1]	**Nets**[2]	**Bruts**[1]	**Nets**[2]
Puits de pétrole	0,0	0,0	0,0	0,0
Puits de gaz	5,0	2,5	12,0	6,0
Puits secs et abandonnés[3]	1,0	0,5	1,0	0,5
Total	6,0	3,0	13,0	6,5

Notes

(1) « **Puits bruts** » désigne le nombre total de puits dans lesquels le vendeur a une participation.

(2) « **Puits nets** » désigne la somme des nombres obtenus en multipliant chaque puits brut par l'intérêt économique direct du vendeur dans celui-ci, exprimé en pourcentage.

(3) « **Puits sec** » désigne un puits qui n'est pas productif. Un puits productif est un puits qui est capable de produire des hydrocarbures dans des quantités que l'exploitant juge suffisantes pour justifier les coûts requis pour conditionner et équiper un puits et le mettre en production.

Puits de pétrole et de gaz

Le tableau suivant indique le nombre et l'état des puits dans lesquels le vendeur a un droit de redevance ou un intérêt économique direct important qui seront acquis en date du 1er avril 2004, qui étaient productifs ou que le vendeur considérait comme susceptibles de l'être.

	Puits productifs				Puits fermés[1]			
	Pétrole brut		Gaz naturel		Pétrole brut		Gaz naturel	
	Bruts[2]	**Nets**[3]	**Bruts**[2]	**Nets**[3]	**Bruts**[2]	**Nets**[3]	**Bruts**[2]	**Nets**[3]
Alberta	0	0	0	0	0	0	0	0
Colombie-Britannique	0	0	68	33,9	0	0	3	2,0
Saskatchewan	0	0	0	0	0	0	0	0
Total	0	0	68	33,9	0	0	3	2,0

Notes

(1) « **Puits fermés** » désigne les puits dans lesquels on a découvert du pétrole brut ou du gaz naturel et qui peuvent être productifs, mais ne le sont pas en raison de l'absence d'installations de transport ou de marchés ou pour d'autres motifs.

(2) « **Puits bruts** » désigne le nombre de puits dans lesquels le vendeur a un intérêt.

(3) « **Puits nets** » désigne la somme des nombres obtenus en multipliant chaque puits brut par l'intérêt économique direct du vendeur dans celui-ci, exprimé en pourcentage.

Propriétés productives principales

Le texte qui suit décrit les propriétés principales constituant la propriété Tommy Lakes qui étaient en production ou en cours de mise en valeur au 31 décembre 2003. Le terme « net », lorsqu'il sert à décrire la quote-part du vendeur dans la production,

désigne le total de l'intérêt économique direct du vendeur sans déduire les redevances appartenant à d'autres. Les montants des réserves sont indiqués, sans déduire les redevances, au 1er avril 2004, selon les hypothèses de la hausse des prix et des coûts conformément à l'évaluation du rapport Paddock (voir « *Relevé des données relatives aux réserves et autre information concernant le pétrole et le gaz touchant la propriété Tommy Lakes* »). Les données suivantes sur les acres bruts et nets sont au 31 décembre 2003 et les données sur la production, nette pour le vendeur, sont au 1er avril 2004, sauf indication contraire. Les réserves indiquées ci-dessous dans la description des propriétés principales sont telles qu'elles sont présentées dans le rapport Paddock. Ces réserves supplémentaires sont présentées sous forme consolidée dans les tableaux sur les réserves de pétrole et de gaz naturel figurant à la rubrique « *Relevé des données relatives aux réserves et autre information concernant le pétrole et le gaz touchant la propriété Tommy Lakes* ». Il est prévu que la totalité des réserves prouvées productives du vendeur seront en production d'ici le 1er avril 2004. Les données sur les acres bruts et nets sont au 31 décembre 2003.

Propriété Tommy Lakes, Colombie-Britannique

Le vendeur a un intérêt économique direct moyen de 53 % dans des terrains de 48 425 acres bruts (25 528 acres nets), dont 11 040 acres nets sont inexploités et sont situés stratégiquement aux fins d'autres activités d'exploitation et de mise en valeur de gaz naturel. La production nette moyenne du vendeur en janvier et février 2004 provenant de cette zone a été d'environ 2 170 bep/j, soit 11,6 Mpi³/j de gaz naturel et 240 b/j de LGN. FET Resources, et non le vendeur, exploite cette propriété.

Le rapport Paddock a attribué, en date du 1er avril 2004, des réserves prouvées de 47,8 Gpi³ de gaz naturel et des réserves de 1 003 kb de LGN à cette propriété. En outre, des réserves probables de 14,6 Gpi³ de gaz naturel et des réserves de 307 kb de pétrole brut et de LGN ont été attribuées à cette propriété.

Terrains inexploités

Le tableau suivant présente les acres de terrains inexploités du vendeur au 31 décembre 2003 :

	Bruts[1]	**Nets**[2]	**Intérêt économique direct moyen**
Colombie-Britannique	20 060	11 040	55 %

Notes

(1) « **Bruts** » désigne le nombre total d'acres dans lesquels le vendeur avait une participation.

(2) « **Nets** » désigne le nombre total d'acres dans lesquels le vendeur avait un intérêt, multiplié par l'intérêt économique direct du vendeur dans ceux-ci, exprimé en pourcentage.

RELEVÉ DES DONNÉES RELATIVES AUX RÉSERVES ET AUTRE INFORMATION CONCERNANT LE PÉTROLE ET LE GAZ TOUCHANT LA PROPRIÉTÉ TOMMY LAKES

Le relevé des données relatives aux réserves et autre information concernant le pétrole et le gaz présenté ci-dessous (le « relevé ») est daté du 1er mars 2004. La date d'effet du relevé est le 1er avril 2004, et la date de son élaboration, le 1er mars 2004.

Présentation des données sur les réserves

Les données sur les réserves présentées ci-après (les « données sur les réserves ») relatives à la propriété Tommy Lakes sont fondées sur une évaluation effectuée par Paddock en date du 1er avril 2004, telle qu'elle figure dans le rapport Paddock. Les données sur les réserves résument les réserves de pétrole, de LGN et de gaz naturel de la propriété Tommy Lakes ainsi que la valeur actualisée nette des produits nets futurs relatifs à ces réserves établie au moyen des prix et des coûts constants et au moyen des prix et des coûts prévisionnels. Les données sur les réserves sont conformes aux exigences de la norme canadienne 51-101 sur l'information concernant les activités pétrolières et gazières (la « norme 51-101 »). D'autres renseignements qui n'étaient pas requis par la norme 51-101 ont été présentés afin d'assurer la continuité de l'information et de donner d'autres renseignements que nous estimons être importants pour le lecteur. FET Resources a chargé Paddock de fournir une évaluation des réserves prouvées et des réserves prouvées et probables. Aucune tentative n'a été faite pour évaluer les réserves possibles.

Toutes les réserves de la propriété Tommy Lakes sont situées au Canada, plus particulièrement, dans la province de Colombie-Britannique.

Les renseignements figurant aux présentes à l'égard des BEP peuvent être trompeurs, particulièrement si on les prend isolément. Un ratio de conversion en BEP de 6 kpi³ pour un baril est fondé sur une méthode de conversion en valeur d'énergie équivalente applicable principalement au bec de brûleur et ne représente pas une équivalence des valeurs à la tête du puits.

On ne doit pas présumer que les estimations des produits nets futurs présentées dans les tableaux ci-après représentent la juste valeur marchande des réserves. Il n'est pas certain que l'hypothèse des prix et des coûts constants et l'hypothèse des prix et des coûts prévisionnels s'avéreront et les écarts pourraient être importants.

Données sur les réserves (au moyen des prix et des coûts constants)

SOMMAIRE DES RÉSERVES DE PÉTROLE ET DE GAZ
ET VALEUR ACTUALISÉE NETTE DES PRODUITS NETS FUTURS
en date du 1er avril 2004
AU MOYEN DES PRIX ET DES COÛTS CONSTANTS

CATÉGORIE DE RÉSERVES	**GAZ NATUREL**		**LIQUIDES DE GAZ NATUREL**	
	Brutes (Mpi³)	Nettes (Mpi³)	Brutes (kb)	Nettes (kb)
Réserves prouvées productives	39 041	29 322	820	660
Réserves prouvées non productives	1 124	848	23	19
Total des réserves prouvées mises en valeur	40 165	30 170	843	679
Réserves prouvées inexploitées	7 601	5 699	160	128
Total des réserves prouvées	47 766	35 869	1 003	807
Réserves probables supplémentaires	14 603	10 953	307	247
Total des réserves prouvées et probables	62 369	46 822	1 310	1 054

VALEUR ACTUALISÉE NETTE DES PRODUITS NETS FUTURS
AVANT LES IMPÔTS SUR LE REVENU ACTUALISÉS À
(en pourcentage par année)

CATÉGORIE DE RÉSERVES	0	5	10	15	20
			(en milliers de dollars)		
Réserves prouvées productives	160 958	119 217	96 120	81 469	71 311
Réserves prouvées non productives	4 531	3 403	2 737	2 304	2 000
Total des réserves prouvées mises en valeur	165 489	122 620	98 857	83 773	73 311
Réserves prouvées inexploitées	26 440	17 219	12 494	9 669	7 799
Total des réserves prouvées	191 929	139 839	111 351	93 442	81 110
Réserves probables supplémentaires	54 506	32 282	22 098	16 409	12 817
Total des réserves prouvées et probables	246 435	172 121	133 449	109 851	93 927

TOTAL DES PRODUITS NETS FUTURS
(NON ACTUALISÉS)
en date du 1er avril 2004
AU MOYEN DES PRIX ET DES COÛTS CONSTANTS

CATÉGORIE DE RÉSERVES	PRODUITS	REDEVANCES	FRAIS D'EXPLOITATION	FRAIS DE MISE EN VALEUR	FRAIS D'ABANDON DES PUITS	PRODUITS NETS FUTURS AVANT LES IMPÔTS SUR LE REVENU
			(en milliers de dollars)			
Réserves prouvées	332 628	80 651	52 690	6 139	1 218	191 929
Réserves prouvées et probables	434 325	105 380	66 679	14 464	1 367	246 435

PRODUITS NETS FUTURS
PAR GROUPE DE PRODUCTION
en date du 1er avril 2004
AU MOYEN DES PRIX ET DES COÛTS CONSTANTS

CATÉGORIE DE RÉSERVES	GROUPE DE PRODUCTION	PRODUITS NETS FUTURS AVANT LES IMPÔTS SUR LE REVENU (actualisés au taux de 10 % par année) (en milliers de dollars)
Réserves prouvées	Pétrole brut léger et de densité moyenne (y compris le gaz dissous et les autres sous-produits)	0
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	0
	Gaz naturel (y compris les sous-produits mais à l'exclusion du gaz dissous provenant des puits de pétrole)	111 351
Réserves prouvées et probables	Pétrole brut léger et de densité moyenne (y compris le gaz dissous et les autres sous-produits)	0
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	0
	Gaz naturel (y compris les sous-produits mais à l'exclusion du gaz dissous provenant des puits de pétrole)	133 449

Données sur les réserves (au moyen des prix et des coûts prévisionnels)

SOMMAIRE DES RÉSERVES DE PÉTROLE ET DE GAZ
ET VALEUR ACTUALISÉE NETTE DES PRODUITS NETS FUTURS
en date 1er avril 2004
AU MOYEN DES PRIX ET DES COÛTS PRÉVISIONNELS

CATÉGORIE DE RÉSERVES	**GAZ NATUREL**		**LIQUIDES DE GAZ NATUREL**	
	Brutes (Mpi³)	Nettes (Mpi³)	Brutes (kb)	Nettes (kb)
Réserves prouvées productives	39 041	29 335	820	660
Réserves prouvées non productives	1 124	848	23	19
Total des réserves prouvées mises en valeur	40 165	30 183	843	679
Réserves prouvées inexploitées	7 601	5 702	160	128
Total des réserves prouvées	47 766	35 885	1 003	807
Réserves probables supplémentaires	14 603	10 959	307	247
Total des réserves prouvées et probables	62 369	46 844	1 310	1 054

CATÉGORIE DE RÉSERVES	**VALEUR ACTUALISÉE NETTE DES PRODUITS NETS FUTURS AVANT LES IMPÔTS SUR LE REVENU ACTUALISÉS (en pourcentage par année)**				
	0	5	10	15	20
	(en milliers de dollars)				
Réserves prouvées productives	121 996	92 544	76 027	65 427	58 003
Réserves prouvées non productives	3 321	2 562	2 098	1 789	1 569
Total des réserves prouvées mises en valeur	125 317	95 106	78 125	67 216	59 572
Réserves prouvées inexploitées	18 572	11 901	8 447	6 391	5 042
Total des réserves prouvées	143 889	107 007	86 572	73 607	64 614
Réserves probables supplémentaires	40 693	23 291	15 443	11 152	8 501
Total des réserves prouvées et probables	184 582	130 298	102 015	84 759	73 115

TOTAL DES PRODUITS NETS FUTURS
(NON ACTUALISÉS)
en date du 1er avril 2004
AU MOYEN DES PRIX ET DES COÛTS PRÉVISIONNELS

CATÉGORIE DE RÉSERVES	PRODUITS	REDEVANCES	FRAIS D'EXPLOITATION	FRAIS DE MISE EN VALEUR	FRAIS D'ABANDON DES PUITS	PRODUITS NETS FUTURS AVANT LES IMPÔTS SUR LE REVENU
			(en milliers de dollars)			
Réserves prouvées	293 803	71 515	70 117	6 262	2 021	143 889
Réserves prouvées et probables	388 809	94 698	92 237	14 898	2 395	184 582

PRODUITS NETS FUTURS
PAR GROUPE DE PRODUCTION
en date du 1er avril 2004
AU MOYEN DES PRIX ET DES COÛTS PRÉVISIONNELS

CATÉGORIE DE RÉSERVES	GROUPE DE PRODUCTION	PRODUITS NETS FUTURS AVANT LES IMPÔTS SUR LE REVENU (actualisés au taux de 10 % par année) (en milliers de dollars)
Réserves prouvées	Pétrole brut léger et de densité moyenne (y compris le gaz dissous et les autres sous-produits)	0
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	0
	Gaz naturel (y compris les sous-produits mais à l'exclusion du gaz dissous provenant des puits de pétrole)	86 572
Réserves prouvées et probables	Pétrole brut léger et de densité moyenne (y compris le gaz dissous et les autres sous-produits)	0
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	0
	Gaz naturel (y compris les sous-produits mais à l'exclusion du gaz dissous provenant des puits de pétrole)	102 015

Définitions et autres notes

Les définitions et autres notes suivantes s'appliquent aux tableaux présentés ci-dessus à la rubrique « *Présentation des données sur les réserves* » et ailleurs dans le présent prospectus simplifié :

(1) « **bruts** » ou « **brutes** » désigne :

a) à l'égard de l'intérêt du vendeur dans la production et les réserves, les « réserves brutes du vendeur », qui représentent la quote-part de l'intérêt (en exploitation ou hors exploitation) du vendeur sans déduire les redevances et sans inclure les droits de redevance de celui-ci;

b) à l'égard des puits, le nombre total de puits dans lesquels le vendeur a un intérêt;

c) à l'égard des terrains, le nombre total de terrains dans lesquels le vendeur a un intérêt.

(2) « **nets** » ou « **nettes** » désigne :

a) à l'égard de l'intérêt du vendeur dans la production et les réserves, les « réserves nettes du vendeur », qui représentent la quote-part de l'intérêt du vendeur (en exploitation et hors exploitation), déduction faite des redevances à payer, plus les droits de redevance du vendeur sur la production ou les réserves;

b) à l'égard des puits, le nombre de puits obtenus en additionnant l'intérêt économique direct du vendeur dans chacun de ses puits bruts;

c) à l'égard de la participation du vendeur dans un terrain, la superficie totale dans laquelle le vendeur a un intérêt, multipliée par l'intérêt économique direct dont le vendeur est propriétaire.

(3) « **puits d'exploration** » désigne un puits qui n'est ni un puits de développement, ni un puits de service ni un forage stratigraphique;

(4) « **frais de mise en valeur** » désigne les frais engagés afin d'accéder aux réserves et d'implanter des installations d'extraction, de traitement, de collecte et de stockage du pétrole et du gaz tirés des réserves. Plus précisément, les frais de mise en valeur, y compris les frais d'exploitation du matériel et des installations de soutien applicables et les autres frais liés aux activités de mise en valeur, sont les frais engagés afin de faire ce qui suit :

a) accéder aux emplacements de puits et les préparer en vue du forage, y compris la prospection de ceux-ci visant à déterminer les emplacements précis de forage de développement, le déblaiement, le drainage, la construction de routes, le déplacement de routes publiques, de conduites de gaz et de lignes électriques, le matériel de pompage et les têtes de puits;

b) forer et équiper les puits de développement, les puits de développement résultant de forages stratigraphiques et les puits de service, y compris les frais liés aux plate-formes et au matériel comme le tubage, les colonnes de production, le matériel de pompage et les têtes de puits;

c) acquérir, construire et mettre en place des installations de production comme les conduites d'écoulement, les séparateurs, les purificateurs, les réchauffeurs, les collecteurs, les appareils de mesure et les réservoirs de stockage, les installations de conditionnement et de traitement du gaz naturel et les systèmes de services généraux et d'évacuation des déchets;

d) mettre en place des systèmes de récupération améliorés.

(5) « **puits de développement** » désigne un puits foré dans les limites établies d'un gisement de pétrole ou de gaz, ou à proximité du bord d'un gisement, jusqu'à la profondeur d'un horizon stratigraphique reconnu comme productif;

(6) « **frais d'exploration** » désigne les frais engagés en vue de repérer des zones qui pourraient justifier une étude et d'étudier des zones particulières qui sont jugées susceptibles de contenir des réserves de pétrole et de gaz, y compris les frais des forages d'exploration et des forages stratigraphiques d'exploration. Les frais d'exploration peuvent être engagés avant ou après l'acquisition du terrain en question. Les frais d'exploration, qui comprennent les frais d'exploitation du matériel et des installations de soutien applicables et les autres frais liés aux activités d'exploration, sont les suivants :

a) les frais liés aux études topographiques, géochimiques, géologiques et géophysiques, les droits d'accès aux terrains pour effectuer ces études, les salaires et autres frais des géologues, des équipes géophysiques et du personnel effectuant ces études;

b) les frais de possession et de conservation des terrains non prouvés, comme les loyers différés, les impôts sur les terrains (autres que l'impôt sur les bénéfices et l'impôt sur le capital), les frais juridiques relatifs à la défense des titres et à la conservation des titres et des contrats de concession;

c) les contributions liées aux puits secs et aux conditionnements de puits;

d) les frais de forage et d'équipement des puits d'exploration;

e) les frais liés aux forages stratigraphiques d'exploration.

(7) « **puits de service** » désigne un puits foré ou complété en vue de soutenir la production dans un champ existant. Les puits de cette catégorie sont forés aux fins précises suivantes : injection de gaz (gaz naturel, propane, butane ou gaz de combustion), injection d'eau,

injection de vapeur, injection d'air, élimination de l'eau salée, approvisionnement d'eau en vue de l'injection, observation ou injection en vue de la combustion.

(8) Les définitions utilisées à l'égard des catégories de réserves sont les suivantes :

Les définitions qui suivent s'appliquent aux estimations tant d'entités de réserves individuelles qu'à l'ensemble des réserves d'entités multiples.

Catégories de réserves

Les réserves sont les quantités restantes estimatives de pétrole, de gaz naturel et de substances apparentées qu'on prévoit pouvoir récupérer de gisements connus, à partir d'une date donnée, en fonction de ce qui suit :

a) l'analyse des données de forage ainsi que des données géologiques, géophysiques et techniques;

b) l'utilisation de la technologie connue;

c) des conditions économiques précises (voir la partie traitant des « hypothèses économiques » ci-après).

Les réserves sont classées en fonction du degré de certitude qui se rattache aux estimations.

d) Les réserves prouvées sont les réserves qu'on estime récupérables avec un degré élevé de certitude. Il est probable que les quantités restantes effectivement récupérées seront supérieures aux réserves prouvées estimatives.

e) Les réserves probables sont les réserves additionnelles pour lesquelles la certitude de la récupération est inférieure à celle des réserves prouvées. Il est tout aussi probable que les quantités restantes effectivement récupérées seront supérieures ou inférieures à la somme des réserves prouvées et des réserves probables estimatives.

Les « hypothèses économiques » seront les prix et les coûts utilisés dans l'estimation, à savoir :

f) les prix et les coûts constants à la date à laquelle l'évaluation est effectuée (le 1er mars 2004);

g) les prix et les coûts prévisionnels.

Stade de la mise en valeur et de la production

Chacune des catégories de réserves (prouvées et probables) peut être divisée en réserves mises en valeur ou inexploitées :

a) Les réserves mises en valeur sont celles qu'on prévoit récupérer par l'entremise de puits existants et d'installations actuelles ou, à défaut d'installations déjà montées, dont la mise en production nécessiterait des dépenses peu élevées (par exemple, comparativement au coût du forage d'un puits). Les réserves mises en valeur peuvent être subdivisées en réserves productives ou non productives.

    (i) Les réserves mises en valeur productives sont les réserves qu'on prévoit récupérer d'intervalles de conditionnement ouverts au moment de l'estimation. Ces réserves peuvent être actuellement en production, ou, si elles sont inutilisées, elles doivent avoir été mises en production antérieurement et la date de reprise de la production doit être connue avec une certitude raisonnable;

    (ii) Les réserves mises en valeur non productives sont les réserves qui n'ont pas été mises en production ou qui ont antérieurement été en production, mais qui sont inutilisées et dont la date de reprise de la production est inconnue.

b) Les réserves inexploitées sont les réserves qu'on prévoit récupérer à partir de gisements connus dont la mise en production nécessiterait des dépenses considérables (par exemple, comparativement au coût du forage d'un puits). Elles doivent respecter pleinement les critères de la catégorie de réserves (prouvées ou probables) dont elles font partie.

Dans les gisements multipuits, il peut être approprié de répartir les réserves totales du gisement entre les catégories de réserves mises en valeur et de réserves inexploitées ou de subdiviser les réserves mises en valeur du gisement en réserves mises en valeur productives et réserves mises en valeur non productives. Cette répartition doit se fonder sur l'appréciation que fait l'auteur des estimations des

réserves qui seront récupérées des puits particuliers, sur les installations et intervalles de conditionnement pour le gisement ainsi que sur le stade respectif où se trouvent les réserves, soit de mise en valeur ou de production.

Degrés de certitude à l'égard des réserves présentées

Les degrés de certitude qualitatifs dont il est question dans les définitions données ci-dessus s'appliquent aux entités de réserves individuelles (qui s'entendent du niveau le plus bas auquel les calculs de réserves sont effectués) et aux réserves présentées (qui s'entendent de la somme la plus élevée des estimations d'entités individuelles pour lesquelles les estimations de réserves sont présentées). Les réserves présentées devraient viser les degrés de certitude suivants selon un ensemble donné de conditions économiques :

a) il existe une probabilité d'au moins 90 % que les quantités effectivement récupérées seront égales ou supérieures aux réserves prouvées estimatives;

b) il existe une probabilité d'au moins 50 % que les quantités effectivement récupérées seront égales ou supérieures à la somme des réserves prouvées et des réserves probables estimatives.

Une mesure quantitative des degrés de certitude se rattachant aux estimations établies pour les diverses catégories de réserves est souhaitable pour mieux comprendre les risques et incertitudes s'y rattachant. Cependant, la majorité des estimations de réserves seront effectuées par l'application de méthodes déterministes qui ne fournissent pas une mesure quantitative de la probabilité dérivée mathématiquement. En principe, il ne devrait pas y avoir de différence entre les estimations établies par l'application de méthodes probabilistes ou déterministes.

(9) Prix et coûts prévisionnels

Il s'agit des prix et des coûts futurs qui correspondent à l'un ou l'autre des critères suivants :

a) ceux qui sont généralement acceptés comme une perspective raisonnable;

b) dans la seule mesure où il existe des prix ou des coûts futurs fixes ou actuellement déterminables auxquels le vendeur est lié légalement par une obligation, contractuelle ou autre, de livrer un produit, y compris ceux qui se rapportent à une période de prolongation d'un contrat susceptible d'être prolongé, ces prix et coûts plutôt que ceux dont il est question à l'alinéa a).

Le tableau résumant les prévisions de la rubrique « – *Hypothèses relatives aux prix* » indique les prix de référence s'appliquant au vendeur.

(10) Prix et coûts constants

Il s'agit des prix et des coûts utilisés dans une estimation qui correspondent à l'un ou l'autre des critères suivants :

a) les prix et les coûts du vendeur à la date d'effet de l'estimation, maintenus constants pendant toute la durée estimative des terrains faisant l'objet de l'estimation;

b) dans la seule mesure où il existe des prix ou coûts futurs fixes ou actuellement déterminables auxquels le vendeur est lié légalement par une obligation, contractuelle ou autre, de livrer un produit, y compris ceux qui se rapportent à une période de prolongation d'un contrat susceptible d'être prolongé, ces prix et coûts plutôt que ceux dont il est question à l'alinéa a).

Aux fins de l'alinéa a), les prix du vendeur sont le prix affiché pour le pétrole et le prix au comptant pour le gaz, après les rajustements historiques pour le transport, la densité et les autres facteurs.

(11) Aux fins du calcul des réserves qui devraient être attribuées à un terrain, Paddock a tenu compte des frais d'abandon et de remise en état futurs estimatifs relatifs à ce terrain et, aux fins du calcul des produits nets futurs totaux tirés de celui-ci, des frais d'abandon de puits futurs estimatifs raisonnables.

(12) Les chiffres peuvent sembler inexacts, étant donné qu'ils ont été arrondis.

(13) Les hypothèses relatives aux prix et aux coûts constants et aux prix et aux coûts prévisionnels supposent le maintien des lois et règlements actuels.

(14) Paddock a accepté telles quelles toutes les données factuelles qui lui ont été données. Aucune inspection des champs n'a été effectuée.

(15) Les estimations des produits nets futurs présentées dans les tableaux précédents ne représentent pas la juste valeur marchande.

Hypothèses relatives aux prix

Les tableaux suivants présentent les prix de référence, en date du 1er avril 2004, reflétés dans les données sur les réserves. Ces hypothèses relatives aux prix prévisionnels ont été fournies par Paddock, évaluateur de réserves compétent indépendant de la Société, à l'égard de la propriété Tommy Lakes. Les prix constants en date du rapport (le 1er mars 2004) ont été fournis à Paddock par la Société.

RÉSUMÉ DES HYPOTHÈSES RELATIVES AUX PRIX
en date du 1er avril 2004
PRIX ET COÛTS CONSTANTS

	PÉTROLE[1]				
Année	WTI à Cushing (Oklahoma) ($ US/b)	Prix au pair à Edmonton 40° API ($ CA/b)	Prix du GAZ NATUREL[1] à l'AECO ($ CA/MBtu)	LGN FAB[1] à la sortie de l'usine ($ CA/b)	COURS DU CHANGE[2] ($ US/$ CA)
1er avril 2004 et par la suite	36,86 $	48,07 $	6,09 $	40,38 $	0,747 $

Notes

(1) Le présent tableau indique les prix de référence prévus qui pourraient s'appliquer à un *émetteur assujetti.*
(2) Cours du change employé pour établir les prix de référence du présent tableau.

RÉSUMÉ DES HYPOTHÈSES RELATIVES AUX PRIX
en date du 1er avril 2004
PRIX ET COÛTS PRÉVISIONNELS

	PÉTROLE[1]					
Année	WTI à Cushing (Oklahoma) ($ US/b)	Prix au pair à Edmonton 40° API ($ CA/b)	Prix du GAZ NATUREL[1] à l'AECO ($ CA/MBtu)	LGN FAB[1] à la sortie de l'usine ($ CA/b)	TAUX D'INFLATION[2] (en pourcentage annuel)	COURS DU CHANGE[3] ($ US/$ CA)
Prévisions						
2004	30,00	38,94	6,00	32,70	2 %	0,750
2005	27,50	35,58	5,31	29,10	2 %	0,750
2006	25,50	32,90	4,83	26,16	2 %	0,750
2007	25,00	32,21	4,87	24,89	2 %	0,750
2008	25,50	32,85	4,92	24,65	2 %	0,750
2009	26,01	33,51	4,96	24,39	2 %	0,750
2010	26,53	34,18	5,01	24,89	2 %	0,750
2011	27,06	34,86	5,05	25,38	2 %	0,750
Par la suite	Augmenté à 2 % par année	Augmenté à 2 % par année	Augmenté à 2 % par année	Augmenté à 2 % par année		

Notes

(1) Le présent tableau indique les prix de référence prévus qui pourraient s'appliquer à un *émetteur assujetti.*
(2) Taux d'inflation applicable aux prix et aux coûts prévisionnels.
(3) Cours du change employé pour établir les prix de référence du présent tableau.

Les prix historiques moyens pondérés réalisés par le vendeur pour l'exercice terminé le 31 décembre 2003 s'élevaient à 5,59 $/kpi³ pour le gaz naturel et à 32,16 $/b pour les LGN.

Renseignements supplémentaires relatifs aux données sur les réserves

La récupération des réserves prouvées inexploitées et des réserves probables se fera principalement au moyen du forage de puits supplémentaires dans le gisement Tommy Lakes Halfway A. La récupération de ces réserves dépendra du fait que ces puits futurs présentent ou non des caractéristiques de rendement similaires aux puits existants forés dans le gisement. Comme Tommy Lakes n'est accessible qu'en hiver aux fins du forage, du conditionnement et du raccordement de puits, le moment précis de la mise en valeur dépendra des conditions climatiques et de l'accessibilité du matériel et des services requis.

En 2003, environ 38 % de la production de la Fiducie est provenue de la zone Tommy Lakes. Compte tenu de l'acquisition, environ 60 % de la production de la Fiducie proviendra de cette zone. Toute cette production est traitée à l'usine à gaz Jedney n° 2, dont Westcoast Gas Services Inc. est propriétaire et exploitante. Toute perturbation de l'exploitation de l'usine Jedeny n° 2 aurait une incidence importante sur les volumes de production de la Fiducie.

Frais de mise en valeur futurs

Le tableau suivant présente les frais de mise en valeur déduits de l'estimation des produits nets futurs du vendeur attribuables aux catégories de réserves indiquées ci-dessous.

	Prix et coûts prévisionnels				Prix et coûts constants			
Année	Réserves prouvées		Réserves prouvées et réserves probables		Réserves prouvées		Réserves prouvées et réserves probables	
	0 %	10 %	0 %	10 %	0 %	10 %	0 %	10 %
2004	0	0	348	335	0	0	348	335
2005	6 262	5 557	6 794	6 029	6 139	5 488	6 661	5 911
2006	0	0	7 756	6 258	0	0	7 455	6 015
Par la suite	0	0	0	0	0	0	0	0
Total	6 262	5 557	14 898	12 622	6 139	5 448	14 464	12 261

Historique de production et prix obtenus

Le tableau suivant présente certains renseignements relatifs à la production, aux prix obtenus pour les produits, aux redevances, aux frais de production et au revenu net touché par le vendeur pour chaque trimestre de son exercice terminé le plus récent.

	Production de gaz naturel[1] (kpi³/j)	Production de pétrole et de LGN[1] (b/j)	Prix obtenu pour le gaz naturel[2] ($/kpi³)	Prix obtenu pour le pétrole et les LGN[2] ($/b)	Droits de redevance[5] ($/bep)	Frais de production[3][4] ($/bep)	Revenu net touché[4] ($/bep)
2002							
Premier trimestre	10 375	198	3,88	21,63	4,35	3,57	13,53
Deuxième trimestre	11 989	250	4,30	25,93	5,27	2,09	16,86
Troisième trimestre	10 120	225	3,57	29,78	4,23	1,89	13,40
Quatrième trimestre	9 369	208	5,77	33,71	7,25	1,91	22,60
2003							
Premier trimestre	11 399	222	9,53	39,27	12,11	2,67	38,00
Deuxième trimestre	14 140	292	5,18	29,67	9,30	1,33	18,30
Troisième trimestre	12 453	273	5,43	30,59	8,04	0,52	19,70
Quatrième trimestre	11 518	243	4,18	30,52	4,95	1,29	16,72

Notes
(1) Sans déduire les redevances.
(2) Les prix des produits tiennent compte des frais de transport des produits jusqu'au marché, y compris les frais sur le gaz naturel liés au réseau de gazoducs et à la récupération de liquides de Westcoast Energy.
(3) Ce chiffre comprend tous les frais d'exploitation sur le terrain.
(4) Le vendeur ne déclare pas les redevances, les frais d'exploitation et le revenu net touché selon la marchandise.

DESCRIPTION DES PARTS

Parts

Un nombre illimité de parts peuvent être créées et émises aux termes de l'acte de fiducie. Chaque part donne à son porteur le droit d'exprimer une voix à toutes les assemblées des porteurs de parts et représente une participation véritable indivise égale dans les distributions de la Fiducie (qu'elles soient faites sur le bénéfice net, les gains en capital réalisés nets ou d'autres sommes) et dans l'actif net de la Fiducie en cas de dissolution ou de liquidation de celle-ci. Toutes les parts en circulation permettent à leurs porteurs de recevoir une part égale des distributions de la Fiducie et, en cas de dissolution ou de liquidation de celle-ci, une part égale de l'actif net de la Fiducie. Toutes les parts ont égalité de rang, de façon proportionnelle, sans privilège ni priorité. Chaque part est transférable, ne comporte aucun droit de conversion ou droit préférentiel de souscription, permet à son porteur d'exiger que la Fiducie rachète une partie ou la totalité des parts qu'il détient et lui confère une voix par part détenue à toutes les assemblées des porteurs de parts.

Les parts ne constituent pas un mode de placement traditionnel et les épargnants ne devraient pas les considérer comme des « actions » de FET Resources ou de la Fiducie. Les porteurs de parts de la Fiducie, à ce titre, ne bénéficieront pas des droits prévus par la loi qui découlent habituellement de la propriété d'actions d'une société, par exemple le droit d'intenter un recours en cas d'abus ou une action oblique. Le cours d'une part sera fonction du revenu distribuable prévu de FET Resources et de la capacité de celle-ci d'obtenir la croissance à long terme de la valeur de la Fiducie. Le cours des parts de fiducie fluctuera en fonction d'un certain nombre d'éléments liés à la conjoncture du marché, notamment les taux d'intérêt, les prix des marchandises et la capacité de la Fiducie d'acquérir des éléments d'actif supplémentaires. L'évolution de la conjoncture du marché pourrait avoir une incidence défavorable sur le cours des parts.

Les parts ne sont pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* et ne sont pas assurées aux termes de cette loi ni d'aucune autre loi. De plus, la Fiducie n'est pas une société de fiducie; elle n'est donc pas inscrite aux termes d'une loi régissant les sociétés de fiducie et les sociétés de prêt, étant donné qu'elle n'exerce pas et n'a pas l'intention d'exercer les activités d'une société de fiducie.

Droits de vote spéciaux

Pour que la Fiducie dispose de plus de latitude afin d'effectuer des acquisitions d'entreprises, l'acte de fiducie permet la création de droits de vote spéciaux qui lui permettront d'accorder des droits de vote aux porteurs des actions échangeables de FET et, à l'avenir, aux porteurs d'autres actions échangeables que FET Resources ou d'autres filiales de la Fiducie pourraient émettre dans le cadre d'autres opérations visant des actions échangeables.

Un nombre illimité de droits de vote spéciaux peuvent être créés et émis aux termes de l'acte de fiducie. Les porteurs de droits de vote spéciaux n'auront pas droit aux distributions de quelque nature que ce soit versées par la Fiducie, mais ils auront droit, aux assemblées des porteurs de parts, au nombre de voix prescrit par le conseil d'administration dans la résolution autorisant l'émission de droits de vote spéciaux. Sauf pour ce qui est du droit de voter aux assemblées des porteurs de parts, les droits de vote spéciaux ne confèrent aucun autre droit à leurs porteurs.

Conformément aux modalités de la convention de vote et d'échange, la Fiducie a émis un droit de vote spécial au fiduciaire nommé aux termes de la convention de vote et d'échange au profit de toutes les personnes qui ont reçu des actions échangeables de FET dans le cadre de l'arrangement.

Émission de parts

L'acte de fiducie prévoit que des parts, y compris des droits, des bons de souscription et d'autres titres visant l'achat de parts, la conversion en parts ou l'échange contre des parts, peuvent être créées, émises, vendues et remises selon les modalités et aux moments établis par le conseil d'administration. L'acte de fiducie prévoit également que FET Resources peut autoriser la création et l'émission de débentures, de billets et d'autres titres d'emprunt de la Fiducie, selon les modalités, aux personnes et moyennant la contrepartie établies par FET Resources.

Distributions en espèces

Le fiduciaire peut déclarer payable aux porteurs de parts la totalité ou une partie du bénéfice net que la Fiducie tire des intérêts créditeurs sur les billets et du revenu obtenu aux termes de la PBN, déduction faite des frais et des obligations de la Fiducie exigibles et courus qui sont imputables à son bénéfice net. En outre, les porteurs de parts de la Fiducie peuvent, à la discrétion du conseil d'administration, toucher des distributions relativement aux remboursements anticipés du capital des billets effectués par FET Resources à la Fiducie avant l'échéance des billets. Toutefois, il est prévu que la Fiducie réinvestira une part considérable des remboursements du capital des billets en vue de faire des dépenses en immobilisations destinées à accroître l'exploitation de FET Resources et d'ainsi augmenter les fonds provenant de l'exploitation de celle-ci.

Pour obtenir de plus amples renseignements au sujet des parts, y compris au sujet de la responsabilité limitée des porteurs de parts, du droit au rachat de parts, des assemblées des porteurs de parts et des modifications de l'acte de fiducie, voir la rubrique « *Renseignements supplémentaires relatifs à Focus Energy Trust* » de la notice annuelle de la Fiducie.

STRUCTURE DU CAPITAL CONSOLIDÉE DE LA FIDUCIE

Le tableau suivant établit la structure du capital consolidée de la Fiducie au 31 décembre 2002 et au 30 septembre 2003 et au 1er mars 2004, compte tenu et non tenu du présent placement et de l'acquisition de Tommy Lakes.

Désignation (autorisée)	**Au 31 décembre 2002**	**Au 30 septembre 2003**	**Au 1er mars 2004 compte non tenu du présent placement et de l'acquisition de Tommy Lakes**	**Au 1er mars 2004 compte tenu du présent placement et de l'acquisition de Tommy Lakes (4)**
Dette bancaire				
(80 millions de dollars) (1)	51 801 000 $	21 000 000 $	26 800 000 $	66 400 000 $
Avoir des porteurs de parts				
Parts (2)	33 908 902 $	61 614 034 $	64 742 762 $	135 142 462 $
(nombre illimité)	(22 804 905 parts)	(26 889 552 parts)	(29 029 315 parts)	(34 029 315 parts)
Actions échangeables	9 628 379 $	7 018 565 $	3 840 921 $	3 840 921 $
(nombre illimité)	(5 964 335 actions)	(4 204 468 actions)	(2 415 481 actions)	(2 415 481 actions)
Droits de vote spéciaux (3)	Néant	Néant	Néant	Néant
(nombre illimité)	(1 part, 6 160 621 votes)	(1 part, 4 777 242 votes)	(1 part, 2 889 181 votes)	(1 part, 2 889 181 votes)

Notes

(1) FET Resources a une facilité de crédit à terme renouvelable de 70 millions de dollars auprès d'une institution financière canadienne. Le 8 mars 2004, FET Resources Ltd. a remplacé sa facilité de crédit à terme renouvelable par une facilité à terme renouvelable de 70 millions de dollars obtenue auprès de quatre institutions financières canadiennes. Les avances de fonds portent intérêt au taux préférentiel des prêteurs ou au taux des acceptations bancaires majoré d'une marge applicable. FET Resources a aussi une facilité d'exploitation de 10 millions de dollars avec un prêteur en vertu de la facilité de crédit. Les facilités sont garanties par le capital de 300 millions de dollars d'une débenture remboursable sur demande comportant une charge variable sur la totalité de l'actif de FET Resources; les facilités font l'objet d'une révision annuelle aux termes de laquelle les prêteurs peuvent réviser les modalités d'emprunt.

(2) À la date des présentes, 1 469 500 parts sont réservées aux fins d'émission à l'exercice des droits d'achat de parts en vertu du régime incitatif de droits à des parts de fiducie; 695 500 droits ont été octroyés et sont en circulation. De plus, à la date des présentes, 809 958 parts ont été réservées pour émission en vertu du régime de primes de la direction de la fiducie.

(3) Se reporter à la rubrique « Description des parts – Droits de vote spéciaux » pour une description des droits de vote spéciaux.

(4) Compte tenu de l'émission de 5 000 000 de parts pour un produit brut total de 74 500 000 $ moins les honoraires de 3 725 000 $ des preneurs fermes et des frais d'émission évalués à 375 000 $; le produit net de l'émission, évalué à 70 400 000 $, sera utilisé en partie pour financer l'acquisition de la propriété Tommy Lake.

(5) Au 31 décembre 2002 et au 30 septembre 2003, la fiducie avait des bénéfices non répartis s'élevant respectivement à 44,3 millions de dollars et à 75,4 millions de dollars et des distributions aux porteurs de parts accumulées de 11,1 millions de dollars et de 40,6 millions de dollars, respectivement.

VARIATION DU COURS ET VOLUME DE NÉGOCIATION DES PARTS

Les parts en circulation sont inscrites à la cote de la TSX sous le symbole « FET.UN ». Le tableau suivant présente les cours extrêmes et le volume de négociation des parts à la TSX pendant les périodes indiquées :

Période	Haut (en dollars)	Bas (en dollars)	Volume
2002			
Août (29 et 30)	9,98	9,10	1 374 500
Septembre	10,65	9,52	4 883 511
Octobre	10,50	9,49	3 952 340
Novembre	10,50	9,32	2 890 309
Décembre	10,40	8,85	3 102 351
2003			
Premier trimestre	11,70	10,06	6 937 332
Deuxième trimestre	12,85	10,80	5 217 702
Troisième trimestre	14,50	11,95	5 396 210
Quatrième trimestre	15,30	13,25	4 689 510
2004			
Janvier	15,08	14,20	2 297 330
Février	14,64	13,10	2 227 262
Mars (jusqu'au 5)	15,03	14,70	341 380

Note

(1) Les parts sont négociées à la TSX depuis la réalisation de l'arrangement, soit le 29 août 2002.

Le 5 mars 2004, soit le jour de bourse précédant l'annonce du présent placement au public, le cours de clôture des parts s'est établi à 15,00 $ à la TSX. Le 12 mars 2004, le cours de clôture des parts s'est établi à 14,86 $ à la TSX.

DISTRIBUTIONS EN ESPÈCES

Le tableau suivant présente le montant des distributions en espèces mensuelles par part versées par la Fiducie pour les mois indiqués depuis la réalisation de l'arrangement.

	Distribution par part
2002	
Septembre[(1)]	0,11
Octobre	0,11
Novembre	0,11
Décembre	0,11

	Distribution par part
2003	
Janvier	0,135
Février	0,135
Mars	0,135
Avril	0,14
Mai	0,14
Juin	0,14
Juillet	0,14
Août	0,14
Septembre	0,14
Octobre	0,14
Novembre	0,14
Décembre	0,14
2004	
Janvier	0,14
Février	0,14(2)

Notes

(1) Cette distribution était la première distribution en espèces faite par la Fiducie après la réalisation de l'arrangement.

(2) La Fiducie a annoncé le 18 février 2004 que la prochaine distribution mensuelle d'espèces distribuables de 0,14 $ par part sera versée le 15 mars 2004 aux porteurs de parts inscrits le 29 février 2004.

La Fiducie verse des distributions en espèces le 15e jour de chaque mois (ou le jour ouvrable suivant) aux porteurs de parts de fiducie inscrits à la date de clôture des registres aux fins d'une distribution précédente.

Les souscripteurs qui achètent des parts dans le cadre du présent placement et qui détiennent celles-ci à la date de clôture des registres pertinente auront droit aux distributions à compter de la distribution devant être versée vers le 15 avril 2004, à la condition que la clôture du présent placement ait lieu d'ici le 31 mars 2004, date de clôture des registres prévue relativement à cette distribution. Les souscripteurs n'auront pas droit à la distribution devant être versée aux porteurs de parts le 15 mars 2004, dont la date de clôture des registres est le 29 février 2004.

EMPLOI DU PRODUIT

Le produit net que la Fiducie tirera de la vente des parts qui font l'objet du présent prospectus est estimé à 70 400 000 $, déduction faite de la rémunération de 3 725 000 $ payable aux preneurs fermes et des frais d'émission estimés à 375 000 $. Voir « *Mode de placement* ». La Fiducie affectera le produit net tiré du présent placement à la souscription de titres de FET Resources. FET Resources affectera le produit net tiré du présent placement au financement de l'acquisition de Tommy Lakes.

MODE DE PLACEMENT

Aux termes de la convention de prise ferme, la Fiducie a convenu d'émettre et de vendre aux preneurs fermes, et ces derniers ont individuellement convenu d'acheter, un nombre global de 5 000 000 parts le 23 mars 2004, ou à une autre date, au plus tard le 16 avril 2004, dont les parties à la convention de prise ferme pourraient convenir. Les parts ne seront remises que si les preneurs fermes versent à la Fiducie, à la clôture, 14,90 $ par part. La convention de prise ferme prévoit que la Fiducie versera aux preneurs fermes une rémunération de 0,745 $ par part émise et vendue par la Fiducie, soit une rémunération globale de 3 725 000 $, en contrepartie de leurs services dans le cadre du présent placement. Les modalités du présent placement ont été établies par voie de négociation entre FET Resources, pour le compte de la Fiducie, et les preneurs fermes.

Les obligations des preneurs fermes aux termes de la convention de prise ferme sont individuelles et ces derniers peuvent y mettre fin, à leur discrétion, si certaines conditions se réalisent. Sous réserve de certaines exceptions prévues dans la convention de prise ferme, si l'un des preneurs fermes n'achète pas les parts qu'il avait convenu d'acheter, les autres preneurs fermes pourront, sans y être tenus, acheter les parts en question. Toutefois, les preneurs fermes sont tenus de prendre en livraison et de payer toutes les parts si au moins l'une d'entre elles est achetée aux termes de la convention de prise ferme. La convention de prise ferme prévoit

également que la Fiducie et FET Resources indemniseront les preneurs fermes ainsi que leurs administrateurs, les membres de leur direction, leurs mandataires, leurs actionnaires et leurs employés de certaines responsabilités et de certains frais.

Il est prévu que la clôture aura lieu vers le 23 mars 2004 ou à une autre date dont la Fiducie et les preneurs fermes pourraient convenir, au plus tard le 16 avril 2004. Les certificats définitifs représentant les parts pourront être remis à la clôture.

Si, pour quelque raison que ce soit, la clôture a lieu après le 31 mars 2004, le prix d'achat des parts sera réduit du montant de toute distribution à l'égard des parts devant être versée aux porteurs de parts inscrits le 31 mars 2004, et les preneurs fermes auront le droit de remettre la clôture pendant une période d'au plus dix jours ouvrables afin de permettre que soient apportées les modifications requises au présent prospectus simplifié et aux autres documents applicables.

Les preneurs fermes ont avisé la Fiducie que, dans le cadre du présent placement, ils peuvent, sous réserve des lois applicables, faire des opérations visant à fixer ou à stabiliser le cours des parts à un niveau autre que celui qui serait formé sur le marché libre. Ces opérations, si elles sont commencées, peuvent être interrompues à tout moment.

La Fiducie a convenu de ne pas, sous réserve de certaines exceptions, pendant la période de 90 jours suivant la date de clôture du présent placement, placer ou émettre des parts ou des titres convertibles en parts ou échangeables contre des parts, ni s'engager à le faire, sans le consentement de Scotia Capitaux Inc. et de RBC Dominion valeurs mobilières Inc., pour le compte des preneurs fermes, qui ne pourra refuser ce consentement sans motif valable.

La TSX a approuvé l'inscription à sa cote des parts faisant l'objet du présent placement, à la condition que la Fiducie remplisse toutes ses exigences en matière d'inscription au plus tard le 7 juin 2004..

Les parts qui font l'objet des présentes n'ont pas été et ne seront pas inscrites en vertu de la *Securities Act of 1933* des États-Unis, en sa version modifiée (la « Loi sur les valeurs mobilières américaine »), ou des lois sur les valeurs mobilières d'un État. Par conséquent, elles ne peuvent être placées ni vendues aux États-Unis ni à des personnes des États-Unis (au sens donné au terme *U.S. Person* dans le règlement S de la Loi sur les valeurs mobilières américaine), sauf dans le cadre d'opérations dispensées des exigences d'inscription de la Loi sur les valeurs mobilières américaine ou des lois sur les valeurs mobilières applicables des États.

LIENS ENTRE LA FIDUCIE, FET RESOURCES ET CERTAINS PRENEURS FERMES

Scotia Capitaux Inc., RBC Dominion valeurs mobilières Inc. et Marchés mondiaux CIBC Inc. appartiennent, directement ou indirectement, à des banques à charte canadiennes (les « banques ») qui prêtent à FET Resources. Par conséquent, la Fiducie peut être considérée comme un « émetteur associé » à ces preneurs fermes en vertu des lois canadiennes sur les valeurs mobilières applicables. Au 1er mars 2004, FET Resources devait aux banques une somme globale de 26,8 M$ aux termes des facilités de crédit décrites à la note 1 du tableau qui figure à la rubrique « *Structure du capital consolidée de la Fiducie* ». FET Resources respecte toutes les modalités importantes des conventions régissant les facilités de crédit et les banques n'ont pas renoncé à leurs droits en cas de violation déterminante de ces conventions par FET Resources depuis la signature de celles-ci. Ni la situation financière de FET Resources ni la valeur de la garantie donnée à l'égard des facilités de crédit n'a changé sensiblement depuis que celles-ci ont été contractées.

La décision de placer les parts qui font l'objet des présentes a été prise, et les modalités du présent placement ont été établies, par voie de négociation entre FET Resources, pour le compte de la Fiducie, et les preneurs fermes. Les banques n'ont pris part ni à cette décision ni à l'établissement de ces modalités, mais elles ont été informées de l'émission et des modalités de celle-ci. En conséquence du présent placement, Scotia Capitaux Inc., RBC Dominion valeurs mobilières Inc. et Marchés mondiaux CIBC Inc. recevront leurs parts respectives de la rémunération payable aux preneurs fermes.

INTÉRÊTS DES EXPERTS

Certaines questions d'ordre juridique ayant trait au présent placement seront examinées par Burnet, Duckworth & Palmer LLP, pour le compte de la Fiducie, et par Bennett Jones LLP, pour le compte des preneurs fermes. À la date des présentes, les associés et les avocats salariés de Burnet, Duckworth & Palmer LLP et de Bennett Jones LLP sont collectivement propriétaires, directement ou indirectement, de moins de 1 % des parts. En outre, à la date des présentes, les dirigeants de Paddock sont collectivement propriétaires, directement ou indirectement, de moins de 1 % des parts.

CONSIDÉRATIONS FISCALES FÉDÉRALES CANADIENNES

De l'avis de Burnet, Duckworth & Palmer LLP et de Bennett Jones LLP (collectivement, les « conseillers juridiques »), le texte qui suit résume fidèlement les principales considérations fiscales fédérales canadiennes, en vertu de la Loi de l'impôt, généralement applicables au porteur de parts qui fait l'acquisition de parts dans le cadre du présent placement et qui, aux fins de la Loi de l'impôt, détient les parts à titre d'immobilisations et n'a aucun lien de dépendance avec la Fiducie et les preneurs fermes. En général, les parts seront considérées comme des immobilisations pour leur porteur, à la condition que celui-ci ne les détienne pas dans le cadre de l'exploitation d'une entreprise de négociation de titres et qu'il ne les ait pas acquises au moyen d'une ou de plusieurs opérations considérées comme un risque de caractère commercial. Certaines parts qui, autrement, ne seraient pas considérées comme des immobilisations pourraient l'être, dans certaines circonstances, si leurs porteurs font le choix irrévocable permis par le paragraphe 39(4) de la Loi de l'impôt de considérer tous les titres canadiens comme des immobilisations. Le présent résumé ne s'applique pas (i) au porteur de parts qui est une « institution financière », au sens de la Loi de l'impôt, aux fins des règles d'évaluation à la valeur du marché, (ii) au porteur de parts dans lequel une participation constituerait un « abri fiscal déterminé » au sens de la Loi de l'impôt ni (iii) au porteur de parts qui constitue une « institution financière déterminée », au sens de la Loi de l'impôt. Un tel porteur devrait consulter son fiscaliste avant d'investir dans les parts.

Le présent résumé est fondé sur les dispositions de la Loi de l'impôt en vigueur en date des présentes et sur l'interprétation que donnent les conseillers juridiques aux pratiques administratives publiées actuelles de l'Agence du revenu du Canada (l'« ARC »). Sauf pour ce qui est des propositions expresses visant à modifier la Loi de l'impôt qui ont été annoncées publiquement par le ministre des Finances fédéral avant la date des présentes (les « modifications proposées »), le présent résumé ne tient pas compte ni ne prévoit de modifications de la législation en matière d'impôt sur le revenu, que ce soit par voie législative, réglementaire ou judiciaire, ni de modifications aux pratiques administratives ou de cotisation de l'ARC. Le présent résumé n'aborde pas toutes les considérations fiscales fédérales canadiennes possibles et ne tient pas compte des considérations fiscales provinciales, territoriales ou étrangères découlant de l'acquisition, de la propriété ou de la disposition de parts. Sauf indication contraire, le présent résumé repose sur l'hypothèse selon laquelle toutes les opérations décrites dans les présentes se font à la juste valeur marchande.

Le présent résumé est général et n'est pas destiné à constituer un avis fiscal ou juridique à l'intention des acquéreurs ou porteurs de parts éventuels, et il ne doit pas être interprété comme tel; aucune déclaration n'est faite quant aux conséquences fiscales applicables à un acquéreur ou porteur éventuel. Par conséquent, les porteurs de parts éventuels devraient consulter leur fiscaliste en ce qui a trait à leur situation particulière.

Régime fiscal de la Fiducie

Selon des déclarations faites par FET Resources, de l'avis des conseillers juridiques, la Fiducie est actuellement admissible à titre de « fiducie de fonds commun de placement » au sens de la Loi de l'impôt, et le présent résumé présume qu'elle continuera de l'être. Ce régime dépendra d'un certain nombre de facteurs, y compris la nature de l'actif et des activités de la Fiducie, la dispersion de la propriété des parts et la mesure dans laquelle celles-ci sont la propriété de non-résidents du Canada. Les conseillers juridiques ont été informés par FET Resources qu'il est prévu que la Fiducie continuera de remplir ces exigences de la Loi de l'impôt afin de demeurer admissible à titre de fiducie de fonds communs de placement pendant toute son existence, mais il n'est pas certain que cette admissibilité pourra être maintenue. Dans le cas contraire, les considérations fiscales pourraient être, à certains égards, considérablement différentes de celles qui sont décrites ci-dessous.

Revenu de la Fiducie

La Fiducie est assujettie à l'impôt au cours de chaque année d'imposition sur son revenu de l'année comme si elle était un particulier distinct. L'année d'imposition de la Fiducie correspond à l'année civile.

Aux fins du calcul de son revenu d'une année d'imposition, la Fiducie est tenue d'inclure tout l'intérêt sur les placements qu'elle détient, y compris l'intérêt sur les billets de FET, sur les billets dus par une fiducie filiale et sur le revenu de cette fiducie filiale qui lui revient jusqu'à la fin de l'année ou qu'elle peut recevoir ou qu'elle reçoit avant la fin de l'année, sauf dans la mesure où cet intérêt avait été pris en considération dans le calcul de son revenu d'une année d'imposition précédente. À la condition que la Fiducie fasse les attributions appropriées, tous les dividendes qu'elle aurait inclus dans son revenu à titre de dividendes reçus sur des actions de sociétés canadiennes imposables dont elle est propriétaire, y compris les actions ordinaires de FET, seront réputés avoir été reçus par les porteurs de parts et non par la Fiducie. La Fiducie sera également tenue d'inclure dans son revenu de chaque année d'imposition toutes les sommes relatives aux redevances pétrolières versées par FET Resources. Une déclaration a été faite aux conseillers juridiques selon laquelle le droit de redevance octroyé à la Fiducie constituait un « avoir minier

canadien ». Conformément à cette déclaration, le coût pour la Fiducie de ce droit de redevance a été ajouté aux frais à l'égard de biens canadiens relatifs au pétrole et au gaz cumulatifs (les « FBCPG cumulatifs ») de la Fiducie. La Fiducie a généralement le droit de déduire annuellement 10 % du solde non déduit de ses FBCPG cumulatifs. La Fiducie peut déduire, à l'égard de chaque année d'imposition, une somme ne dépassant pas 20 % des frais d'émission totaux du présent placement et d'autres placements de parts ou de titres de créance (sous réserve d'un rajustement proportionnel dans le cas d'une année d'imposition abrégée), dans la mesure où ces frais n'étaient pas déductibles au cours d'une année antérieure, et elle peut aussi déduire les frais de gestion et d'administration raisonnables qu'elle a engagés pendant l'année.

Dans la mesure où la Fiducie réalise un revenu pour une année d'imposition, une fois que les inclusions et déductions décrites ci-dessus ont été faites, elle pourra déduire la totalité des sommes qu'elle a versées ou doit verser aux porteurs de parts sur son revenu au cours de l'année. Une somme sera considérée comme payable à un porteur de parts au cours d'une année d'imposition seulement si elle lui est versée au cours de l'année par la Fiducie ou si le porteur de parts a le droit d'en exiger le versement au cours de l'année. Voir « – *Imposition des porteurs de parts résidents du Canada – Revenu tiré des parts* ». L'acte de fiducie prévoit que la Fiducie est généralement tenue de verser la totalité de son revenu chaque année aux porteurs de parts. Par conséquent, il est prévu que, en règle générale, la Fiducie n'aura pas de revenu imposable aux fins de la Loi de l'impôt. Aux fins du calcul de son revenu d'une année d'imposition, la Fiducie peut, à sa discrétion, demander une déduction d'un montant inférieur à son revenu de l'année qui devient payable aux porteurs de parts au cours de la même année, de façon à utiliser les pertes subies au cours d'années d'imposition antérieures. La Fiducie peut choisir de ne pas demander toutes les déductions dans la pleine mesure permise par la Loi de l'impôt aux fins du calcul de son revenu et de son revenu imposable.

Imposition des porteurs de parts résidents du Canada

Revenu tiré des parts

Chaque porteur de parts est généralement tenu d'inclure dans le calcul de son revenu d'une année d'imposition donnée la partie du bénéfice net de la Fiducie qui lui était payable au cours de l'année en question, que cette somme lui ait été ou non réellement versée au cours de l'année en question. Le revenu qu'un porteur de parts tire des parts sera considéré comme un revenu tiré de biens et non comme un revenu relatif à des ressources (ou des « bénéfices relatifs à des ressources ») aux fins de la Loi de l'impôt. Les pertes subies par la Fiducie aux fins de la Loi de l'impôt ne peuvent être attribuées aux porteurs de parts ni être traitées comme des pertes subies par ces derniers.

À la condition que la Fiducie effectue les attributions appropriées, la partie de ses gains en capital imposables nets et des dividendes imposables qui est payée ou payable à un porteur de parts conservera son caractère et sera traitée à ce titre entre les mains du porteur de parts aux fins de la Loi de l'impôt. La partie non imposable des gains en capital réalisés nets de la Fiducie qui est payée ou payable à un porteur de parts au cours d'une année ne sera pas incluse dans le calcul du revenu de celui-ci pour l'année en question ni ne réduira le prix de base rajusté des parts pour le porteur de parts. Toute autre somme en sus du bénéfice net de la Fiducie qui est payée ou payable par celle-ci à un porteur de parts au cours d'une année ne doit pas, de manière générale, être incluse dans le revenu du porteur de parts pour l'année en question. Toutefois, lorsqu'une telle somme devient payable à un porteur de parts, sauf à titre de produit de disposition d'une part, le prix de base rajusté des parts détenues par ce porteur de parts sera généralement réduit de cette somme.

Le porteur de parts qui, pendant toute l'année d'imposition pertinente, est une « société privée sous contrôle canadien », au sens de la Loi de l'impôt, pourrait être tenu de payer un impôt remboursable supplémentaire de 6 2/3 % sur certains revenus de placement, y compris les gains en capital imposables et certains revenus d'une fiducie.

Prix de base rajusté des parts

Le coût d'une part, pour le porteur de parts, correspond de manière générale au prix d'achat des parts majoré des autres frais raisonnables engagés dans le cadre de l'achat de celles-ci. En règle générale, il faut faire la moyenne de ces sommes et du prix de base rajusté de toutes les autres parts alors détenues par le porteur de parts à titre d'immobilisations afin d'obtenir le prix de base rajusté de chaque part. Les sommes distribuées à un porteur de parts par la Fiducie relativement à une part réduiront le prix de base rajusté de la part pour le porteur de parts, dans la mesure où elles excèdent la quote-part du porteur de parts dans le bénéfice net de la Fiducie, calculée selon les principes décrits ci-dessus. Dans la mesure où le prix de base rajusté d'une part, pour le porteur, serait inférieur à zéro, le nombre négatif sera réputé être un gain en capital réalisé par le porteur de parts au moment de la disposition de la part au cours de l'année où le nombre négatif est obtenu. Voir « – *Disposition de parts* ». Au début de l'année prochaine, le prix de base rajusté des parts correspondra à zéro.

Disposition de parts

La disposition réelle ou réputée de parts (autrement que dans le cadre d'une opération avec report d'impôt) par un porteur de parts, dans le cadre d'un rachat ou autrement, donne lieu à un gain (une perte) en capital dans la mesure où le produit de disposition (à l'exclusion de toute somme payable par la Fiducie qui doit par ailleurs être incluse dans le revenu du porteur de parts, tel qu'il est décrit ci-dessus) est supérieur (inférieur) au prix de base rajusté des parts pour le porteur de parts, plus les frais de disposition raisonnables. La moitié des gains en capital réalisés par le porteur de parts au moment de la disposition d'une part doit être incluse, en vertu de la Loi de l'impôt, dans son revenu de l'année de la disposition à titre de gain en capital imposable. La moitié des pertes en capital subies au moment de la disposition d'une part peut être déduite des gains en capital imposables réalisés par le porteur de parts au cours de l'année de la disposition, des trois années d'imposition antérieures ou d'une année d'imposition ultérieure, dans la mesure et dans les circonstances décrites dans la Loi de l'impôt.

Les gains en capital imposables réalisés par le porteur de parts qui est un particulier ou une fiducie, sauf certains types de fiducies, peuvent donner lieu à l'impôt minimum de remplacement, selon la situation du porteur de parts. Le porteur de parts qui, pendant toute l'année pertinente, est une « société privée sous contrôle canadien » au sens de la Loi de l'impôt pourrait être tenu de payer un impôt remboursable supplémentaire sur certains revenus de placement, y compris les gains en capital imposables.

Rachat de parts

Le rachat de parts en contrepartie d'espèces, de billets de rachat ou de billets (au sens donné à chacun de ces termes dans la notice annuelle de la Fiducie), selon le cas, constitue une disposition de ces parts en contrepartie d'un produit de disposition correspondant à la somme en espèces ou au moindre de la perte sur la juste valeur marchande de ces billets de rachat ou de ces billets, moins toute tranche de celui-ci qui est considérée comme une distribution sur le revenu de la Fiducie. En conséquence, les porteurs de parts qui font racheter leurs parts réaliseront un gain en capital, ou subiront une perte en capital, dans la mesure où le produit est supérieur, ou inférieur, au prix de base rajusté des parts ainsi rachetées. Les porteurs de billets de rachat ou de billets sont généralement tenus d'inclure dans leur revenu l'intérêt qu'ils ont reçus, qu'ils recevront ou qui leur revient (selon que le porteur de parts est un particulier, une société par actions ou une fiducie) sur ceux-ci. Le coût, pour un porteur de parts, d'un bien qui lui est distribué par la Fiducie sera réputé correspondre à la juste valeur marchande de ce bien au moment de la distribution. Les porteurs de parts devraient consulter leurs fiscalistes quant aux conséquences de la réception de billets de rachat au moment d'un rachat.

Non-résidents du Canada

La somme que la Fiducie distribue sur son revenu à un porteur de parts qui n'est pas ni n'est réputé être un résident du Canada aux fins de la Loi de l'impôt sera généralement assujettie à une retenue d'impôt canadien au taux de 25 %, à moins que ce taux ne soit réduit par les dispositions d'une convention fiscale conclue entre le Canada et le territoire de résidence du porteurs de parts. Par exemple, les porteurs de parts résidents des États-Unis qui peuvent bénéficier de la *Convention fiscale de 1980 entre le Canada et les États-Unis d'Amérique* pourront faire ramener le taux de retenue d'impôt à 15 % du montant des distributions sur le revenu.

La disposition réelle ou réputée d'une part, dans le cadre d'un rachat, en raison de distributions sur le capital excédant le prix de base rajusté de la part pour un porteur de parts, ou autrement, ne donnera pas lieu à un gain en capital assujetti à l'impôt en vertu de la Loi de l'impôt pour un porteur qui n'est pas ni n'est réputé être un résident du Canada, à la condition que la part en question ne soit pas un « bien canadien imposable » du porteur de parts aux fins de la Loi de l'impôt. Les parts ne constitueront généralement pas des biens canadiens imposables pour un tel porteur, à moins que a) le porteur de parts ne les détienne ou ne les utilise, ou ne soit réputé les détenir ou les utiliser, dans le cadre de l'exploitation d'une entreprise au Canada, b) les parts ne constituent des « biens d'assurance désignés » du porteur de parts aux fins de la Loi de l'impôt, c) à tout moment au cours de la période de 60 mois précédant la disposition des parts, le porteur de parts ou les personnes qui ont des liens de dépendance avec celui-ci, ou le porteur de parts et ces personnes, n'aient été propriétaires de 25 % et plus des parts émises ou d) la Fiducie ne soit pas une fiducie de fonds commun de placement aux fins de la Loi de l'impôt à la date de la disposition.

ADMISSIBILITÉ À DES FINS DE PLACEMENT

Si la Fiducie est admissible à titre de fiducie de fonds commun de placement, les parts constitueront généralement des placements admissibles en vertu de la Loi de l'impôt pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds

enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés d'épargne-études (les « régimes »). Les régimes ne seront généralement pas tenus de payer de l'impôt à l'égard des distributions reçues de la Fiducie ou des gains en capital réalisés au moment de la disposition de parts. Si la Fiducie cesse d'être admissible à titre de fiducie de fonds commun de placement, les parts cesseront de constituer des placements admissibles pour les régimes. Si un régime acquiert ou détient des biens qui ne constituent pas des placements admissibles, cela pourrait avoir des répercussions fiscales défavorables sur le régime en question ou le rentier de celui-ci.

Les régimes qui sont propriétaires de parts devraient consulter leurs fiscalistes avant de décider d'exercer leur droit au rachat, étant donné que la contrepartie reçue au moment du rachat pourrait, dans certaines circonstances, ne pas constituer un placement admissible pour ces régimes.

Si la Fiducie limite les biens étrangers qu'elle détient conformément au plafond prescrit dans la Loi de l'impôt et qu'elle est admissible à titre de fiducie de fonds commun de placement, les parts ne constitueront pas des biens étrangers pour les régimes (à l'exception des régimes enregistrés d'épargne-études), les régimes de pension agréés et d'autres personnes assujetties à l'impôt de la Partie XI de la Loi de l'impôt. Les régimes enregistrés d'épargne-études ne sont pas assujettis à cet impôt.

FACTEURS DE RISQUE

Un placement dans les parts comporte certains risques. Les épargnants devraient évaluer soigneusement les facteurs de risque suivants, ainsi que ceux qui sont décrits à la rubrique « *Facteurs de risque* » de la notice annuelle de la Fiducie.

Incapacité possible de conclure l'acquisition de Tommy Lakes

La direction estime que le risque de ne pas conclure l'acquisition de Tommy Lakes est minime. Si l'acquisition de Tommy Lakes n'est pas conclue, Focus affectera le produit net du placement de parts au remboursement de la dette bancaire et au financement d'acquisitions futures.

Échec possible de la matérialisation des avantages prévus des acquisitions

La Fiducie a réalisé l'acquisition de Loon Lake et réalisera l'acquisition de Tommy Lakes afin de renforcer sa situation dans le secteur du pétrole et du gaz naturel et de susciter la possibilité de concrétiser certains avantages, notamment des économies de coûts éventuelles. La matérialisation des avantages de ces acquisitions dépendra en partie de la réussite du regroupement des fonctions et de l'intégration opportune et efficace des exploitations et des méthodes, ainsi que de la capacité de la Fiducie et de FET Resources de tirer profit des possibilités de croissance attendues de ces acquisitions. L'intégration de FET Resources et des propriétés nouvellement acquises exigera beaucoup d'efforts, de temps et de ressources de la part de la direction, qui pourrait ainsi ne plus être en mesure de consacrer son attention et ses ressources à d'autres occasions stratégiques et aux questions relatives à l'exploitation au cours de ce processus.

Modifications possibles apportées à l'impôt sur le revenu

Le ministre des Finances du Canada devrait présenter un budget fédéral le 23 mars 2004. Il n'est aucunement assuré que les lois fiscales ou d'autres lois applicables à la Fiducie ou au secteur pétrolier et gazier en général ne seront pas modifiées d'une manière qui aurait une incidence défavorable sur la Fiducie ou les porteurs de parts.

LITIGES

Il n'y a aucun litige en cours auquel la Fiducie ou FET Resources est partie ou qui viserait l'un ou l'autre de leurs biens respectifs et qui présenterait de l'importance pour la Fiducie, et aucun litige de cette nature ne semble imminent.

VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de la Fiducie sont KPMG s.r.l., comptables agréés, 205, 5th Avenue S.W., bureau 1200, Calgary (Alberta) T2P 4B5. KPMG s.r.l., comptables agréés, sont devenus les vérificateurs de la Société en date du 8 avril 2003.

Valiant Trust Company, à son bureau principal de Calgary, en Alberta, et par l'entremise de son coagent, Equity Transfer Services Inc., à son bureau principal de Toronto, en Ontario, est l'agent des transferts et agent chargé de la tenue des registres des parts.

DROIT DE RÉSOLUTION ET SANCTIONS CIVILES

Les lois établies par diverses autorités législatives au Canada confèrent à l'acquéreur un droit de résolution qui ne peut être exercé que dans les deux jours ouvrables suivant la réception ou la réception présumée du prospectus et des modifications. Ces lois permettent également à l'acquéreur de demander la nullité ou, dans certains cas, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus ou des modifications contenant des informations fausses ou trompeuses ou par suite de la non-transmission du prospectus ou des modifications. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

CONSENTEMENTS DES VÉRIFICATEURS

Consentement de Deloitte & Touche s.r.l.

Nous avons lu le prospectus simplifié de Focus Energy Trust (la « Fiducie ») daté du 15 mars 2004 relatif à l'émission et à la vente de parts de la Fiducie (le « prospectus »). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention du vérificateur à l'égard des documents de placement. Nous n'avons toutefois pas exécuté de procédés de vérification ou d'examen après le 28 février 2003, qui est la date de notre rapport des vérificateurs portant sur les états financiers consolidés au 31 décembre 2002.

Nous consentons à ce que soit intégré par renvoi dans le présent prospectus notre rapport aux porteurs de parts de la Fiducie portant sur les bilans consolidés de la Fiducie aux 31 décembre 2002 et 2001 et sur les états consolidés des résultats et des bénéfices non répartis et des flux de trésorerie des exercices terminés à ces dates. Notre rapport est daté du 28 février 2003.

Calgary, Canada
Le 15 mars 2004

(signé) « Deloitte & Touche s.r.l. »
Comptables agréés

Consentement de KPMG s.r.l.

Au conseil d'administration de FET Resources Ltd.:

Nous avons lu le prospectus simplifié de Focus Energy Trust (la « Fiducie ») daté du 15 mars 2004 relatif à la vente et à l'émission de parts de la Fiducie (le « prospectus »). Nous nous sommes conformés aux normes de vérification généralement reconnues du Canada concernant l'intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit inclus dans le prospectus susmentionné notre rapport aux administrateurs de FET Resources Ltd. portant sur le tableau des produits et des charges d'exploitation de la propriété de Tommy Lakes de chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2003. Notre rapport est daté du 8 mars 2004.

Calgary, Canada
Le 15 mars 2004

(signé) « KPMG s.r.l. »
Comptables agréés

ANNEXE A – ÉTATS FINANCIERS PRO FORMA DE LA FIDUCIE POUR L'EXERCICE TERMINÉ LE 31 DÉCEMBRE 2002 ET LA PÉRIODE DE NEUF MOIS TERMINÉE LE 30 SEPTEMBRE 2003

Rapport sur la compilation

Aux administrateurs de FET Resources Ltd. :

Nous avons lu le bilan consolidé pro forma non vérifié de Focus Energy Trust (la « Fiducie ») au 30 septembre 2003 et les états consolidés des résultats pro forma non vérifiés pour la période de neuf mois terminée le 30 septembre 2003 et pour l'exercice terminé le 31 décembre 2002 (collectivement, les « états pro forma »), qui se trouvent ci-joints, et nous avons mis en oeuvre les procédés suivants :

1. Nous avons comparé les chiffres des colonnes portant l'en-tête « Focus Energy Trust » avec ceux des états financiers consolidés non vérifiés de Focus Energy Trust au 30 septembre 2003 ainsi que pour la période de neuf mois terminée à cette date, et avec ceux des états financiers consolidés vérifiés de Focus Energy Trust pour l'exercice terminé le 31 décembre 2002, respectivement, et nous avons constaté qu'ils concordaient.

2. Nous avons comparé les chiffres des colonnes portant l'en-tête « Actifs de Storm Energy » avec ceux du tableau des produits et des charges se rapportant aux actifs cédés à Storm Energy Ltd. aux termes de l'arrangement, et nous avons constaté qu'ils concordaient.

3. Nous avons comparé les chiffres des colonnes des états consolidés des résultats pro forma portant l'en-tête « Acquisition de la propriété de Tommy Lakes » avec ceux d'un tableau qui ventile les montants figurant dans le tableau vérifié des produits et des charges de production de la propriété de Tommy Lakes pour l'exercice terminé le 31 décembre 2003, et avec ceux du tableau vérifié des produits et des charges de production de la propriété de Tommy Lakes pour l'exercice terminé le 31 décembre 2002, respectivement, et nous avons constaté qu'ils concordaient.

4. Nous avons pris des renseignements auprès de certains représentants de la Fiducie, responsables des questions financières et comptables, au sujet :

   a) du mode de détermination des rajustements pro forma;

   b) de la conformité des états pro forma, à tous les égards importants sur le plan de la forme, aux exigences réglementaires des diverses commissions des valeurs mobilières et organismes de réglementation canadiens.

   Ces représentants :

   c) nous ont décrit le mode de détermination des ajustements pro forma;

   d) ont déclaré que les états pro forma sont conformes, à tous les égards importants sur le plan de la forme, aux exigences réglementaires des diverses commissions des valeurs mobilières et organismes de réglementation canadiens.

5. Nous avons lu les notes complémentaires des états pro forma, et nous avons constaté qu'elles étaient cohérentes avec le mode de détermination des rajustements pro forma qui m'a été décrit

6. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les colonnes portant les en-têtes « Focus Energy Trust » et « Acquisition de la propriété de Tommy Lakes » au 30 septembre 2003, ainsi que pour la période de neuf mois terminée à cette date et pour l'exercice terminé le 31 décembre 2002, et nous avons constaté que les montants dans la colonne portant l'en-tête « Focus Energy Trust pro forma » étaient arithmétiquement exacts.

Les états financiers pro forma sont fondés sur les hypothèses de la direction et sur des ajustements qui sont par nature subjectifs. Les procédés décrits ci-dessus sont considérablement restreints par rapport à ceux d'une vérification ou d'un examen, qui visent l'expression d'une assurance à l'égard des hypothèses de la direction, des ajustements pro forma, et de l'application des ajustements à l'information financière historique. Par conséquent, nous n'exprimons aucune assurance de cette nature. Les procédés décrits ci-dessus ne permettent pas nécessairement de déceler tous les faits qui sont significatifs par rapport aux états financiers pro forma et, par conséquent, nous ne faisons aucune déclaration quant à la suffisance des procédés par rapport aux besoins d'un lecteur de ces états.

Calgary, Canada

Le 15 mars 2004

(signé) « KPMG s.r.l. »

Comptables agréés

BILAN CONSOLIDÉ PRO FORMA
Au 30 septembre 2003
(Non vérifié)
(en milliers)

	Focus Energy Trust	Ajustements pro forma	Notes	Focus Energy Trust pro forma
ACTIF				
Actif à court terme				
Espèces et quasi-espèces	737 $			737 $
Débiteurs	16 991			16 991
Charges payées d'avance	806			806
	18 534			18 534
Immobilisations	172 087	110 000	3 i)	282 087
Fonds pour remise en état	870			870
Écart d'acquisition		34 320	3 i)	34 320
	191 491 $			335 811 $
PASSIF				
Passif à court terme				
Créditeurs et charges à payer	18 913 $			18 913 $
Distributions au comptant à payer	3 764			3 764
Contrat de marchandises	376			376
	23 053			23 053
Dette à long terme	21 000	39 600	3	60 600
Provision pour restauration et abandon des lieux	2 843			2 843
Impôts futurs	41 168	34 320	3 i)	75 488
	88 064			161 984
AVOIR DES PORTEURS DE PARTS				
Capital des porteurs de parts	61 614	70 400	3	132 014
Actions échangeables	7 019			7 019
Bénéfices non répartis	75 364			75 364
Distributions au comptant non réparties	(40 570)			(40 570)
	103 427			173 827
	191 491 $			335 811 $

Se reporter aux notes afférentes à l'état consolidé des résultats pro forma.

ÉTAT CONSOLIDÉ DES RÉSULTATS PRO FORMA
Pour la période de neuf mois terminée le 30 septembre 2003
(Non vérifié)
(en milliers, sauf les montants par part)

	Focus Energy Trust	Acquisition de la propriété de Tommy Lakes (note 3)	Ajustements pro forma (note 3)		Focus Energy Trust pro forma
Produits					
Produits tirés de la production	85 100 $	23 587 $			108 687 $
Redevances	(24 356)	(6 292)			(30 648)
Crédit d'impôt de l'Alberta au titre des redevances	214				214
Autres produits	2 053				2 053
	63 011				80 306
Charges					
Production	7 819	944			8 763
Convention de services techniques	2 100				2 100
Frais généraux et administratifs					
Directs	907		0	3 c	907
Programme de primes des cadres	1 350		430	3 d	1 758
Intérêts et financement	1 148		1 187	3 e	2 339
Épuisement et amortissement	18 347		6 977	3 f	25 324
Provision pour restauration et abandon des lieux	499		216	3 f	715
	32 170				41 907
Bénéfice avant impôts sur les bénéfices et autres impôts	30 841				38 399
Impôts sur les bénéfices et autres impôts					
Charge d'impôts futurs	(885)		(2 449)	3 g	(3 334)
Impôts exigibles et impôt des grandes sociétés	710		246	3 g	956
	(175)				(2 378)
Bénéfice net de la période	**31 016 $**				**40 777 $**
Nombre moyen pondéré total de parts de fiducie	30 074			3 h	33 210
Bénéfice net par part de fiducie	1,03 $				1,23 $

Se reporter aux notes afférentes à l'état consolidé des résultats pro forma.

ÉTAT CONSOLIDÉ DES RÉSULTATS PRO FORMA
Pour l'exercice terminé le 31 décembre 2002
(Non vérifié)
(en milliers, sauf les montants par part)

	Focus Energy Trust	Actifs de Storm Energy (note 2)	Ajustement pro forma (Note 2)		Sous-total	Acquisition de la propriété de Tommy Lakes (note 3)	Ajustements pro forma (note 3)		Focus Energy Trust pro forma
Produits									
Produits tirés de la production	114 594 $	(30 094)			84 500 $	17 720 $			102 220 $
Redevances	(28 091)	7 329			(20 762)	(3 756)			(24 518)
Crédit d'impôt de l'Alberta au titre des redevances	390	(64)	(111)	2 b	215				215
Autres produits	1 751		(4)	2 c	1 747				1 747
	88 644				65 700				79 664
Charges									
Production	12 976	(3 551)			9 425	1 687			11 112
Convention de services techniques	1 502		2 698	2 d	4 200				4 200
Frais généraux et administratifs									
Directs	2 546		(1 946)	2 d	600			3 c	800
Programme de primes des cadres	554		853	2 e	1 407		307	3 d	1 714
Intérêts et financement	2 473		(558)	2 f	1 914		1 525	3 e	3 439
Épuisement et amortissement	26 721		(5 759)	2 g	20 962		7 715	3 f	28 677
Provision pour restauration et abandon des lieux	1 226		(458)	2 h	768		239	3 f	1 007
	47 998				39 277				50 749
Bénéfice d'exploitation	40 646				26 423				28 915
Charges liées à la réorganisation	12 717				12 717				12 717
Bénéfice avant impôts sur les bénéfices et autres impôts	27 929				13 706				16 198
Impôts sur les bénéfices et autres impôts									
Charge d'impôts futurs	6 673		(5 865)	2 i	808		(3 936)	3 g	(3 128)
Impôts exigibles et impôts des grandes sociétés	2 051		246	2 i	2 297		325	3 g	2 622
	8 724				3 105				*(506)*
Bénéfice net de l'exercice	**19 205 $**				**10 601 $**				**16 704 $**
Nombre moyen pondéré total de parts de fiducie	28 210			2 j	28 210			3 h	33 210
Bénéfice net par part de fiducie	0.68 $				0,38 $				0.50 $

Se reporter aux notes afférentes à l'état consolidé des résultats pro forma.

FOCUS ENERGY TRUST

Notes afférentes à l'état consolidé des résultats pro forma
(Période de neuf mois arrêtée le 30 septembre 2003 et exercice terminé le 31 décembre 2002)
(Non vérifié)

1. Mode de présentation – Cession à Storm Energy Ltd. le 23 août 2002

Les états consolidés des résultats pro forma non vérifiés ci-joints pour la période de neuf mois terminée le 30 septembre 2003 et l'exercice terminé le 31 décembre 2002 (les « états pro forma ») ont été préparés pour refléter la cession importante d'actifs par FET Resources Ltd. à Storm Energy Ltd. par le biais de l'arrangement qui est entré en vigueur le 23 août 2002. Aucun ajustement à l'état consolidé des résultats pro forma pour la période de neuf mois terminée le 30 septembre 2003 n'est exigé pour comptabiliser l'opération.

Aux termes de l'arrangement, Storm Energy Inc. a été convertie d'une société dont les activités se centraient sur l'exploration et la production pétrolières et gazières en deux entités distinctes : i) Storm Energy Ltd., société ouverte dont les activités sont centrées sur l'exploration et la mise en valeur de réserves de pétrole et de gaz naturel et ii) Focus Energy Trust (la « Fiducie »), fiducie qui distribuera une part importante des liquidités à ses porteurs de parts. FET Resources Ltd., filiale en propriété exclusive de la Fiducie, détient des intérêts économiques directs dans certaines propriétés pétrolifères et gazéifères de Storm Energy Inc.

Compte tenu de l'arrangement, l'état consolidé des résultats de Focus Energy Trust a été préparé selon la méthode de la continuité des intérêts communs, méthode qui reconnaît la Fiducie à titre de société remplaçante de Storm Energy Inc.

Les états pro forma comprennent les comptes de la Fiducie, certaines participations dans une société, et de ses filiales en propriété exclusive, FET Resources Ltd. et FET Gas Production Ltd.

Les états pro forma ont été préparés par la direction conformément aux principes comptables généralement reconnus du Canada. Les états pro forma donnent effet aux opérations et aux hypothèses décrites à la note 2 comme si elles avaient eu lieu le 1er janvier 2002. Les états pro forma ne sont pas nécessairement représentatifs des résultats qui auraient été obtenus si les événements reflétés aux présentes avaient eu lieu aux dates indiquées ni des résultats qui pourraient être obtenus à l'avenir.

Les conventions comptables utilisées dans la préparation des états pro forma sont conformes à celles qui sont utilisées dans les états financiers consolidés vérifiés de la Fiducie au 31 décembre 2002. Les états pro forma ont été dressés à l'aide de renseignements dérivés des états financiers consolidés vérifiés pour 2002 de la Fiducie et de Storm Energy Ltd. et doivent être lus à la lumière de ceux-ci; ils ont également été dressés à l'aide de l'arrangement. De l'avis de la direction, les états pro forma comprennent tous les rajustements nécessaires pour la juste présentation de l'entité résultante.

2. Hypothèses et ajustements pro forma– Cession à Storm Energy Ltd. le 23 août 2002

Aux termes de l'arrangement, Storm Energy Inc. a été acquise par FET Resources Ltd., pour une contrepartie en actions de Storm Energy Ltd. et des parts de la Fiducie. Étant donné que l'ancien groupe d'actionnaires de Storm Energy Inc. détenait Storm Energy Ltd. et la Fiducie (y compris sa filiale en propriété exclusive FET Resources Ltd.), aucun ajustement à la valeur comptable des actifs et des passifs de Storm Energy Inc. n'est exigé pour comptabiliser l'opération.

Les états pro forma donnent effet aux hypothèses et ajustements suivants :

a) Aux termes de l'arrangement, les propriétés détenues par l'entité consolidée Storm Energy Inc. ont été transférées afin que Storm Energy Ltd. détienne un intérêt économique direct de 60 % dans certaines propriétés pétrolifères et une participation de 100 % dans des propriétés d'exploration, alors que FET Resources Ltd. détient un intérêt économique direct de 40 % dans certaines propriétés pétrolifères et une participation de 100 % dans certaines propriétés gazéifères dans l'est de la Colombie-Britannique et certaines propriétés gazéifères en Alberta. La valeur comptable nette des immobilisations de Storm Energy Inc. a été attribuée à FET Resources Ltd. en fonction de la partie des réserves établies de pétrole et de gaz attribuées à FET Resources Ltd., tel qu'il a été déterminé par des ingénieurs indépendants spécialisés.

b) Aux termes de l'arrangement, certains actifs sont devenus inadmissibles au crédit d'impôt de l'Alberta au titre des redevances.

c) Les autres produits sont liés aux installations et aux propriétés attribuées à Storm Energy Ltd.

d) Aux termes de la convention de services techniques, FET Resources Ltd. verse des frais de gestion, de mise en valeur, d'exploitation et de fonctionnement à Storm Energy Ltd. pour les propriétés transférées à FET Resources Ltd. à raison de 350 000 $ par mois. La convention prend fin le 30 juin 2003. Les frais généraux et administratifs directs comprennent la rémunération des dirigeants de FET Resources Ltd. et d'autres frais estimatifs calculés en fonction de charges réelles engagées par la Fiducie.

e) Le programme de primes des cadres donne lieu au paiement de 2,5 % des produits nets tirés de la production pour l'exercice (tel qu'il est défini dans l'arrangement). La première moitié de la prime est versée au comptant et la deuxième, par le biais de l'émission de parts de fiducie.

f) Dans le cadre de l'arrangement, l'encours de la dette de Storm Energy Inc. a été réparti selon un ratio de 36/64 entre Storm Energy Ltd. et FET Resources Ltd. De nouvelles facilités de crédit bancaires ont obtenues pour Storm Energy Ltd. et FET Resources Ltd. Par conséquent, l'intérêt a été recalculé en fonction d'une dette de 24 292 399 $ attribuée à Storm Energy Ltd. Se reporter à la note 3 afférente aux états financiers consolidés de Focus Energy Trust datés du 31 décembre 2002.

g) L'épuisement et l'amortissement ont été ajustés pour refléter l'application de l'amortissement proportionnel au rendement approprié pour tout le groupe de coûts attribué à Storm Energy Ltd. en fonction de l'évaluation des réserves prouvées de pétrole et de gaz naturel, telles qu'elles ont été déterminées par des ingénieurs indépendants spécialisés.

h) La provision pour restauration et abandon des lieux a été ajustée en fonction de provisions historiques liées aux installations et aux propriétés attribuées à Storm Energy Ltd.

i) Les impôts futurs ont été calculés à l'aide du taux d'imposition réel original de Storm Energy Inc. et de Storm Energy Ltd., ainsi qu'en fonction des ajustements ci-dessus. L'impôt des grandes sociétés a été attribué sur une base proportionnelle et reflète le changement de structure organisationnelle aux termes de l'arrangement.

j) Le bénéfice net par part de fiducie est calculé en fonction du nombre moyen pondéré de parts de fiducie (après l'arrangement) ou d'actions ordinaires de Storm Energy Inc. (avant l'arrangement) en circulation au cours de l'exercice.

k) Des frais de 12 717 078 $ liés à l'arrangement sont compris dans l'état pro forma.

3. Mode de présentation – Acquisition de la propriété de Tommy Lakes le 1er avril 2004

Les états consolidés des résultats pro forma non vérifiés ci-joints pour la période terminée le 30 septembre 2003 et l'exercice terminé le 31 décembre 2002 ont été préparés pour refléter les opérations suivantes :

a) l'acquisition de certaines participations dans une propriété gazéifère (« acquisition de la propriété de Tommy Lakes ») située en Colombie-Britannique avec effet le 1er avril 2004;

b) l'émission de 5 000 000 de parts de fiducie pour un produit brut de 74,5 millions de dollars.

Aux termes de l'entente, Focus B.C. Energy Trust et 1082123 Alberta Ltd. acquièrent une participation dans une société qui détient des participations de concessionnaire dans la région Tommy Lakes en contrepartie de 110 millions de dollars, avant les ajustements de clôture. Les ajustements de clôture sont estimés à néant. Focus B.C. Energy Trust est une filiale en propriété exclusive de Focus Energy Trust, et 1082123 Alberta Ltd. est une filiale en propriété exclusive de FET Resources Ltd.

Cette opération a été financée en partie au moyen d'une convention de prise en ferme dans le cadre laquelle 5 000 000 de parts de fiducie ont été émises à un prix de 14,90 $, pour un produit brut de 74 500 000 $ (produit net de 70 400 000 $ après les honoraires des preneurs fermes de 3 725 000 $ et des frais de 375 000 $). Les facilités de crédit existantes serviront à financer le solde de 39 600 000 $.

L'état pro forma donne effet aux hypothèses et aux ajustements suivants :

a) L'acquisition de la propriété de Tommy Lakes a été comptabilisée selon la méthode de l'acquisition, pour une contrepartie de 110 000 000 $. L'acquisition a été comptabilisée comme suit : 110 000 000 $ au poste Immobilisations, 34 320 000 $ au poste Écart d'acquisition et 34 320 000$ au poste Impôts futurs.

b) L'émission par Focus, conformément aux prévisions énoncées dans le présent prospectus, de 5 000 000 de parts de fiducie pour un produit net de 70 400 000 $ après déduction des honoraires des preneurs fermes de 3 725 000 $ et des frais de 375 000 $.

c) Focus Energy Trust est l'exploitant des participations de concessionnaire acquises de Tommy Lakes, et il n'y a aucuns frais généraux et administratifs directs.

d) Le programme de primes des cadres donne lieu au paiement de 2,5 % des produits nets tirés de la production jusqu'à concurrence de 80 millions de dollars et de 2,0 % des produits nets tirés de la production pour l'exercice par la suite (tel qu'il est défini dans l'arrangement). La première moitié de la prime est versée au comptant et la deuxième, par le biais de l'émission de parts de fiducie.

e) L'augmentation des intérêts débiteurs a été calculée par application du taux d'intérêt bancaire moyen pour la période à la variation du prêt bancaire, après la prise en compte des opérations mentionnées aux notes 3 i) et 3 ii).

f) Les provisions pour épuisement et amortissement et restauration des lieux ont été ajustées pour refléter l'application de l'amortissement proportionnel au rendement approprié attribué à la Fiducie en fonction de l'évaluation des réserves prouvées de pétrole et de gaz naturel de la propriété de Tommy Lake, telles qu'elles ont été déterminées par des ingénieurs indépendants spécialisés, après rajustements pour tenir compte des opérations mentionnées à la note 3 i).

g) Les provisions pour impôts sur les bénéfices et autres impôts ont été ajustées pour refléter la provision pour impôts sur les bénéfices se rapportant aux ajustements apportés aux états des résultats pro forma ainsi que l'impôt des grandes sociétés se rapportant aux opérations énoncées aux note 3 i) et ii). Aux fins de ce calcul, il a été présumé que 75 % des rentrées de fonds liées à l'exploitation provenant de la propriété de Tommy Lakes seraient distribuées aux porteurs de parts.

h) Le résultat de base pro forma par part est calculé en fonction du nombre moyen pondéré de parts de Focus Trust qui auraient été en circulation au cours de la période si l'émission de parts dont il est question à la note 3 ii) avait eu lieu les 1er janvier 2003 et 1er janvier 2002.

ANNEXE B –TABLEAU DES PRODUITS ET DES CHARGES D'EXPLOITATION DE LA PROPRÉTÉ DE TOMMY LAKES

RAPPORT DES VÉRIFICATEURS

Aux administrateurs de FET Resources Ltd.

À la demande de Focus Energy Trust, nous avons vérifié le tableau des produits et des charges de la propriété de Tommy Lakes (la « propriété ») qui sera acquise par Focus Energy Trust aux termes d'une convention d'achat datée du 4 mars 2004 et pour chacun des exercices de la période de trois ans terminée le 31 décembre 2003. La responsabilité de ces informations financières incombe à la direction de FET Resources Ltd. Notre responsabilité consiste à exprimer une opinion sur ces informations financières en nous fondant sur notre vérification.

Notre vérification a été effectuée conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les informations financières sont exemptes d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les informations financières. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des informations financières.

À notre avis, ces informations financières donnent, à tous les égards importants, une image fidèle des produits et des charges de la propriété dont il est question dans la convention d'achat datée du 4 mars 2004 pour chacun des exercices de la période de trois ans terminée le 31 décembre 2003 selon les principes comptables généralement reconnus du Canada.

(signé) « KPMG s.r.l. »

Comptables agréés

Calgary, Canada
Le 8 mars 2004

PROPRIÉTÉ DE TOMMY LAKES

	Exercices terminés les 31 décembre		
	2003	2002	2001
Produits	28 268 $	17 721 $	10 862 $
Redevances	(7 587)	(3 756)	(2 450)
	20 681	13 964	8 412
Charges liées à la production	(1 201)	(1 687)	(1 704)
Bénéfice d'exploitation	19 480 $	12 277 $	6 708 $

Se reporter aux notes afférentes au tableau des produits et des charges de production de la propriété.

PROPRIÉTÉ DE TOMMY LAKES

Notes afférentes au tableau des produits et des charges de la propriété

---

1. Mode de présentation

Le 8 mars 2004, Focus Energy Trust (« Focus ») a annoncé qu'elle avait conclu une entente visant l'acquisition d'une propriété pétrolifère et gazéifère (la « propriété ») pour une contrepartie au comptant de 110 millions de dollars, sous réserve d'ajustements de clôture. La propriété consiste en participations de concessionnaire dans des puits de gaz naturel, des installations et des terrains non mis en valeur à Tommy Lakes, en Colombie-Britannique. Avant cette opération, Focus détenait une participation de concessionnaire dans cette propriété et en était l'exploitant.

Le tableau des produits et des charges de production de la propriété inclut uniquement les montants se rapportant à la participation de concessionnaire du vendeur de la propriété. Le tableau des produits et des charges de production n'inclut aucune provision pour épuisement et amortissement, restauration des lieux, coûts des investissements futurs, moins-value des propriétés non évaluées, frais généraux et administratifs et impôts sur les bénéfices de la propriété, étant donné que ces montants sont fondés sur les activités consolidées du vendeur dont la propriété ne constitue qu'une partie.

2. Principales conventions comptables

a) Produits

Les produits tirés de la vente de gaz naturel et de liquides de gaz naturel sont comptabilisés lorsque le titre de propriété est transféré au client. Les montants inscrits au titre des produits ne comprennent aucun gain ni perte découlant des activités de couverture qui auraient pu être menées par le vendeur à l'échelle de l'entreprise. Les produits sont comptabilisés déduction faite des frais se rapportant aux charges du système de Westcoast Energy pour le processus de récupération des gazoducs et des liquides de gaz naturel.

b) Redevances

Les redevances sont comptabilisées au moment où le produit est fabriqué et vendu. Les redevances sont calculées conformément à la réglementation du ministère de l'Énergie et des Mines de la Colombie-Britannique ou selon les modalités des ententes de redevances individuelles.

c) Charges d'exploitation

Les charges d'exploitation comprennent les sommes engagées pour amener à la surface, recueillir et comprimer le gaz naturel et les liquides de gaz naturel, ainsi que les recouvrements des frais généraux d'exploitation conformément au contrat d'exploitation conjoint.

ATTESTATION DE LA FIDUCIE

Le 15 mars 2004

Le présent prospectus simplifié, ainsi que les documents intégrés aux présentes par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus simplifié, selon les exigences des lois sur les valeurs mobilières de chacune des provinces canadiennes. Aux fins de la province de Québec, le présent prospectus simplifié, avec le complément du dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'influer sur la valeur ou le cours des titres devant faire l'objet du placement.

Pour FOCUS ENERGY TRUST,

FET RESOURCES LTD.,

(signé) Derek W. Evans
Président et chef de la direction

(signé) William D. Ostlund
Vice-président, Finances et chef des finances

AU NOM DU CONSEIL D'ADMINISTRATION,

(signé) John A. Brussa
Administrateur

(signé) Gerry A. Romanzin
Administrateur

ATTESTATION DES PRENEURS FERMES

Le 15 mars 2004

À notre connaissance, le présent prospectus simplifié, ainsi que les documents intégrés aux présentes par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus simplifié, selon les exigences des lois sur les valeurs mobilières de chacune des provinces canadiennes. Aux fins de la province de Québec, à notre connaissance, le présent prospectus simplifié, avec le complément du dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'influer sur la valeur ou le cours des titres devant faire l'objet du placement.

Pour Scotia Capitaux Inc.,

(signé) Mark Herman

Pour RBC Dominion valeurs mobilières Inc.,

(signé) Robi Contrada

Pour Marchés mondiaux CIBC Inc.,

(signé) Brenda A. Mason

Pour Valeurs Mobilières TD Inc.,

(signé) Gregory B. Saksida

Pour La Corporation Canaccord Capital,

(signé) Karl B. Staddon

Pour FirstEnergy Capital Corp.,

(signé) M. Scott Bratt

Pour Valeurs mobilières Desjardins inc.,

(signé) Jake A. Herman


FOCUS
ENERGY TRUST

QUEBECOR MERRILL
CANADA INC
Imprimé au Canada

PADDOCKLINDSTROM
& ASSOCIATES LTD.
INDEPENDENT PETROLEUM CONSULTANTS

LETTER OF CONSENT
Dated March 15, 2004

DELIVERED VIA SEDAR

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Division, Department of Justice, Newfoundland

Dear Sirs:

Re: Focus Energy Trust – Final Short Form Prospectus dated March 15, 2004 (the "Prospectus")

We hereby consent to the references of our firm's name and to the use of: (a) our report dated January 16, 2003 and effective December 31, 2002 evaluating the crude oil, natural gas and natural gas liquids reserves of Focus Energy Trust ("Focus") contained in the Annual Information Form of Focus dated May 16, 2003 (the "Annual Information Form") which is incorporated by reference in the Prospectus; and (b) our report dated March 1, 2004 and effective April 1, 2004 evaluating of the crude oil, natural gas liquids and natural gas reserves of the Tommy Lakes Property, a summary of which is included in the Prospectus.

We have read the Prospectus and the Annual Information Form and have no reason to believe that there is any misrepresentation in the information contained therein derived from our reports or that is within our knowledge as a result of the services we provided in preparing the reports.

Yours very truly,

PADDOCK LINDSTROM & ASSOCIATES LTD.

Per: [signature]
D. L. Paddock, P. Eng.
Vice President

2000, 801 - 6 AVE SW CALGARY AB T2P 3W2 WWW.PADLIN.COM MAIN (403) 262-2499 FAX (403) 233-0062

BENNETT JONES LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

Our File No. 45790-3

March 15, 2004

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Ladies and Gentlemen:

Re: Focus Energy Trust
Final Short Form Prospectus dated March 15, 2004

We refer to the final short form prospectus dated March 15, 2004 (the "Prospectus") of Focus Energy Trust (the "Trust") relating to an offering of 5,000,000 trust units of the Trust at a price of $14.90 per trust unit for aggregate gross proceeds of $74,500,000.

We hereby consent to the use of our firm name under the heading "Interest of Experts" and on the face page of the Prospectus, and to the reference to our opinion under the heading "Canadian Federal Income Tax Considerations" in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinion referred to above or that are within our knowledge as a result of the services we performed in connection with such opinion.

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

Bennett Jones LLP

BENNETT JONES LLP

82-34761


Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Stephen J. Chetner
Direct Phone: (403) 260-0265
Direct Fax: (403) 260-0337
sjc@bdplaw.com

Assistant: Lisa VanGellekom
Direct Phone: (403) 260-0104
Our File: 58062-15

DELIVERED VIA SEDAR

March 15, 2004

To the Securities Commissions in each of the Provinces of Canada

Dear Sirs/Mesdames:

Re: Focus Energy Trust

We refer to the (final) short form prospectus dated March 15, 2004 (the "Prospectus") of Focus Energy Trust ("Focus") relating to the distribution of 5,000,000 trust units of Focus.

We hereby consent to the use of our firm name on the face page of the Prospectus and under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations" in the Prospectus and to the reference to our opinions on the face page of the Prospectus and under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the addresses and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) "*Burnet, Duckworth & Palmer LLP*"

G:\058062\0015\BDP Consent 01.doc



82-34761

KPMG LLP
Chartered Accountants
1200-205 5 Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
www.kpmg.ca

To the Securities Commission or similar regulatory authority in each of the provinces of Canada

Dear Sirs/Mesdames:

Focus Energy Trust (the "Trust")

We refer to the short form prospectus of the above Trust dated March 15, 2004 relating to the sale and issue of trust units of the Trust.

We consent to the use in the short form prospectus, of our report dated March 8, 2004 to the Board of Directors of FET Resources Ltd. on the following financial statements:

> Schedule of Revenue and Production Expenses for the Tommy Lakes Property for each of the years in the three year period ended December 31, 2003.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

Finally, we also consent to the use in the short form prospectus of our compilation report dated March 15, 2004 to the directors of the FET Resources Ltd. on the compilation of the pro forma consolidated balance sheet of the Trust as at September 30, 2004 and the pro forma consolidated statement of earnings for the nine month period ended September 30, 2003 and the year ended December 31, 2002.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada
March 15, 2004



**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

FOCUS ENERGY TRUST

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Newfoundland and Labrador have been issued for a Short Form Prospectus of the above issuer dated March 15, 2004.

DATED at Calgary, Alberta this March 16, 2004

"Agnes Lau"
Agnes Lau
Deputy Director, Capital Markets

SEDAR Project # 00619872


AUTORITÉ
DES MARCHÉS
FINANCIERS

Direction du marché
des capitaux

82-34761

DÉCISION N° : 2004-MC-0879

NUMÉRO DE PROJET SÉDAR: 619872

DOSSIER N° : 20960

Objet : Focus Energy Trust
Demande de visa

Vu la demande présentée le 8 mars 2004;

vu les articles 11, 14 et 19 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1;

vu la partie 2 de la Norme canadienne 44-101, *Placement de titres au moyen d'un prospectus simplifié*;

vu les pouvoirs délégués conformément à l'article 24 de la *Loi sur l'Agence nationale d'encadrement du secteur financier,* L.R.Q., c. A-7.03.

En conséquence, l'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers ») octroie le :

> visa pour le prospectus simplifié du 15 mars 2004 de Focus Energy Trust concernant le placement de 5 000 000 de parts de fiducie au prix de 14,90 $ la part.

> Le visa prend effet le 15 mars 2004.

(s) Stéphanie Lachance
Stéphanie Lachance
Chef du Service du financement des sociétés

AS/lb

Agence nationale d'encadrement du secteur financier
800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 * Télécopieur : (514) 873-6155



Justice
Securities
Administration Branch

Justice
Administration des
valeurs mobilières

CERTIFICATE OF REGISTRATION

No. 2004-30122

Final prospectus dated:2004/03/15

This is to certify that **Focus Energy Trust** has/have made application to the Administrator under the *Security Frauds Prevention Act* for permission to do business in the Province of New Brunswick under the provisions of the Act as a security issuer and has/have complied with the provisions of the Act. Detailed information respecting the Company and its securities or the broker, salesman or sub-agent is on file at the office of the Registrar for public inspection. The said security issuer is/are permitted to do business in the Province of New Brunswick. This certificate is subject to the terms and conditions on any attached Schedule A.

NOTICE: The attention of the public is directed to the fact that, while the holder(s) of this certificate of registration is/are authorized to sell securities in the Province of New Brunswick under the provisions of the *Security Frauds Prevention Act*, the Administrator in no wise recommends the securities offered for sale by the holder(s) of this certificate as an investment.

DATED 2004/03/15

This Certificate expires 2005/03/15

By Order of the Administrator under the *Security Frauds Prevention Act*

"Andrew Nicholson"

Deputy Administrator, Capital Markets

SEDAR PROJECT#619872

Telephone/Téléphone : (506) 658-3060
Fax/Télécopieur : (506) 658-3059
email : securities.branch@gnb.ca

P.O. Box 5001
606-133 Prince William Street
Saint John, New Brunswick
E2L 4Y9

C.P. 5001
606-133, rue Prince William
Saint John (Nouveau-Brunswick)
E2L 4Y9



Securities
Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

Focus Energy Trust

Receipt for (Final) Short Form Prospectus dated **March 15, 2004** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **15th** day of **March, 2004**.

"Donna M. Gouthro"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna M. Gouthro, Corporate
Finance Officer (Analyst)

Project #619872

Attention Business Editors:
Focus Energy Trust Confirms Cash Distribution for April 15, 2004

CALGARY, March 17 /CNW/ - Focus Energy Trust ("Focus") (FET.UN - TSX and FTX - TSX) confirms that the monthly cash distribution in respect of March production of Cdn. $0.14 per trust unit will be paid on April 15, 2004 to unitholders of record on March 31, 2004. The ex-distribution date is March 29, 2004.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, ensuring financial strength, and sustainability.

%SEDAR: 00018353E

/For further information: Derek W. Evans, President and Chief Executive Officer or William D. Ostlund, Vice President Finance and Chief Financial Officer, Focus Energy Trust, Telephone: (403) 781-8409, Telecopier: (403) 781-8408/

(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 12:39e 17-MAR-04

Focus Energy Trust – News Release

FOCUS ENERGY TRUST ANNOUNCES CLOSING OF $74,500,000 BOUGHT DEAL FINANCING

MARCH 23, 2004

Calgary, March 23, 2004 – Focus Energy Trust (TSX: FET.UN) announced today the closing of its previously announced "bought deal" equity financing. At closing, a total of 5,000,000 trust units were issued at a price of $14.90 per trust unit for gross proceeds of $74,500,000.

Purchasers of trust units issued pursuant to the offering will be eligible for the distribution payable on or about April 15, 2004 to unitholders of record as of March 31, 2004.

The offering was underwritten by a syndicate co-led by Scotia Capital Inc. and RBC Dominion Securities Inc. and including CIBC World Markets Inc., TD Securities Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp. and Desjardins Securities Inc.

The net proceeds of the offering will be used to partially fund the acquisition of an additional 50% working interest in the Tommy Lakes property located in northeastern British Columbia.

Focus Energy Trust is a natural gas weighted energy trust. Focus Energy Trust is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
William D. Ostlund, Vice-President, Finance and Chief Financial Officer
Focus Energy Trust
Tel: (403) 781-8409
Fax: (403) 781-8408



VALIANT
Trust Company

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

March 25, 2004

British Columbia Securities Commission *(via SEDAR)*
Alberta Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
New Brunswick Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
Newfoundland Securities Commission *(via SEDAR)*
P.E.I. Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs,

Re: Focus Energy Trust
CUSIP: 344 15R 108
Annual General Meeting of Unitholders

We are pleased to advise you of the details of the upcoming meeting of the unitholders of Focus Energy Trust:

Issuer:	Focus Energy Trust
CUSIP:	344 15R 108
Type of Meeting:	Annual General Meeting of Unitholders
Date:	May 27, 2004
Place:	Calgary, Alberta
Record Date:	April 20, 2004

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 -101 regarding Shareholder Communication, in our capacity as the agent for Focus Energy Trust.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Manager, Income Trusts

c.c. Focus Energy Trust
Attn: Mr. Bill Ostlund

News release via Canada NewsWire, Calgary 403-269-7605

82-34761

Attention Business/Financial Editors:
Focus Energy Trust announces 2003 financial & operating results

CALGARY, March 25, 2004 - Focus Energy Trust ("Focus") (FET.UN - TSX and FTX - TSX) released today its 2003 year-end consolidated financial and operating results.

Focus Energy Trust had a very successful first full year of operations in 2003. Our Unitholders realized a 63 % total return for the year as our Unit price set new highs in a very strong commodity price environment.

<<

(thousands of dollars, except where indicated)	Three Months Ended, December 31,		Years Ended, December 31,	
	2003	2002	2003	2002(1)
FINANCIAL				
Oil and gas revenues, before royalties	26,732	24,423	111,832	114,594
Funds flow from operations(2)	17,129	14,254	65,808	55,455
Per unit(3)	$ 0.54	$ 0.50	$ 2.16	$ 1.97
Per BOE	$ 22.84	$ 18.40	$ 21.09	$ 14.17
Cash distributions	11,370	4,893	40,926	7,250
Per unit(4)	$ 0.42	$ 0.33	$ 1.665	$ 0.44
Payout ratio (per unit basis)	78%	67%	77%	n/a
Net income	10,456	8,554	41,472	19,205
Per unit(3)	$ 0.33	$ 0.30	$ 1.36	$ 0.68
Capital expenditures	4,750	3,666	16,809	40,140
Per unit(3)	$ 0.15	$ 0.13	$ 0.55	$ 1.42
Acquisitions, net of proceeds on disposition	142	-	20,216	-
Net debt (long-term debt plus working capital)			24,641	36,534
Per unit			$ 0.77	$ 1.26
Net debt to funds flow			0.4	0.7
Total Trust Units - outstanding (000's)(5)			31,822	28,966
Weighted average Total Trust Units (000's)(6)	31,759	28,749	30,493	28,210
OPERATIONS				
Average daily production				
Crude oil (bbls/d)	2,278	2,469	2,354	4,831
NGLs (bbls/d)	460	464	485	502
Natural gas (mcf/d)	32,475	32,911	34,254	32,316
Barrels of oil equivalent (boe/d (at) 6:1)	8,151	8,420	8,548	10,719
Average product prices realized(7)				
Crude oil (CDN$/bbl)	$ 37.20	$ 37.90	$ 40.74	$ 38.11
NGLs (CDN$/bbl)	$ 29.66	$ 35.70	$ 34.24	$ 29.15
Natural gas (CDN$/mcf)	$ 5.78	$ 4.83	$ 5.55	$ 3.67
Netback per BOE				
Revenue(7)	$ 35.15	$ 31.96	$ 35.41	$ 29.64
Royalties, net of ARTC	$ (8.48)	$ (8.52)	$ (9.78)	$ (7.08)

Production expenses	$ (3.70)	$ (3.05)	$ (3.39)	$ (3.32)
Netback per BOE	$ 22.97	$ 20.40	$ 22.24	$ 19.24
Wells drilled (gross)	10	7	23	47

	Three Months Ended, December 31,		Years Ended, December 31,	
	2003	2002	2003	2002
TRUST UNIT TRADING STATISTICS				
Unit prices (based on daily closing price)				
High	$ 15.30	$ 10.45	$ 15.30	$ 10.65
Low	$ 13.25	$ 9.40	$ 10.05	$ 9.40
Close	$ 15.00	$ 10.15	$ 15.00	$ 10.15
Daily average trading volume	74,437	157,889	87,848	178,081
RESERVES				
Proven plus Probable(8)				
Crude oil (Mbbls)			6,498	5,531
NGLs (Mbbls)			2,037	1,893
Natural gas (Mmcf)			126,360	122,534
Barrels of oil equivalent (Mboe/d (at) 6:1)			29,595	27,846
Reserve life index of proven plus probable(9)			9.8	9.1
Gas weighting of proven plus probable reserves			71%	73%
Proven reserves/proven plus probable reserves			77%	88%

(1) As Focus is the successor organization to Storm Energy Inc., comparative information for the year ended December 31, 2002 includes the operations of Storm Energy Inc. for the period January 1, 2002 to August 23, 2002 prior to the reorganization.

(2) Funds flow from operations ("funds flow" before changes in non-cash working capital) is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

(3) Based on weighted average Total Trust Units outstanding for the period.

(4) Based on the number of Trust Units outstanding at each cash distribution date.

(5) Total Trust Units being Trust Units and Exchangeable Shares converted at the exchange ratio prevailing at the time. The exchange ratio was 1.16718 at December 31, 2003 and 1.03291 at December 31, 2002.

(6) Total Trust Units being Trust Units and Exchangeable Shares converted at the average exchange ratio

(7) Including settlements for financial instruments, and excludes hedging gains or losses calculated on a mark to market basis.

(8) Reserve numbers for 2003 are based on total proved plus probable company working interest reserves before deduction of royalties and without including any royalty interests as defined in National Instrument 51-101 ("NI 51-101"). Reserve numbers for 2002 are based on established (proved plus 50% probable) company working interest reserves before deduction of royalties and without including any royalty interests.

(9) Reserve life index for December 31, 2003 is calculated by dividing year-end reserves by the 2004 production estimate from the reserve reports. The reserve life index for December 31, 2002 was calculated by dividing year-end reserves by 2002 fourth quarter production.

Forward-Looking Statements - Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that net present value of reserves do not represent fair market value of reserves.

2003 Highlights

- Focus Unitholders realized a 63% total return in 2003 (representing distributions paid during the period plus appreciation in the Unit price). This performance places Focus as one of the top performing trusts in its sector.

- Funds flow from operations was positively impacted by excellent drilling results and continuing strong commodity prices. Funds flow in the fourth quarter of 2003 was $17.1 million ($0.54 per Unit) and $65.8 million ($2.16 per Unit) for the year ended December 31, 2003.

- Focus maintained stable monthly distributions of $0.14 per Unit for the final three quarters of 2003 despite the negative impact of the rising Canadian dollar. For 2003, the Trust's payout ratio was 77% on a per Unit basis.

- In 2003 we reinvested $16.8 million (25% of funds flow) on field operations including the drilling of 23 wells (9.9 net wells). Acquisitions and divestitures represented additional capital expenditures of $20.2 million for 2003.

- On a proven plus probable basis our capital program resulted in Focus

replacing 156 percent of annual production at an all in Finding, Development and Acquisition cost ("FD&A") of $7.88 per barrel of oil equivalent (including future development capital).

- Gross proven reserves at December 31, 2003 decreased by eight percent over gross proven reserves at December 31, 2002. Gross proven plus probable reserves at December 31, 2003 increased by six percent over established reserves (gross proven plus half probable reserves) at December 31, 2002.

- Focus' proved plus probable reserve life index at year-end 2003 was 9.8 years, with a proved reserve life index of 7.7 years.

- Our operating expenses remain among the lowest in the oil & gas trust sector, averaging $3.39 per boe for 2003.

- We continue to maintain our financial strength and financial flexibility with our conservative balance sheet as evidenced by our trailing net debt to funds flow ratio of 0.4 times.

Subsequent Events

- On March 8, 2004, Focus replaced its existing revolving term facility with a $70 million revolving term facility with four Canadian financial institutions and a $10 million operating facility with one lender.

- On March 8, 2004, Focus announced that it had entered into an agreement, subject to the usual conditions to close, to acquire additional working interests at its Tommy Lakes property in northeastern British Columbia for $110 million. The effective date of the agreement and the expected close date is April 1, 2004. The acquisition is to be financed with a combination of debt drawn from Focus' existing credit facilities and a bought-deal financing of $74.5 million.

  The interests being acquired had average production per day for January and February 2004 of approximately 11.7 mmcf per day of natural gas and 250 barrels per day of natural gas liquids. Total proved and probable reserves for the property are 11.7 million barrels of oil equivalent, being 62.4 bcf of natural gas and 1.3 million barrels of natural gas liquids. Proven reserves represent 76.5% of total proved and probable reserves. Reserves are based on an independent engineering evaluation conducted by Paddock Lindstrom & Associates Ltd. effective April 1, 2004 and prepared in accordance with National Instrument 51-101. The acquisition represents 20,060 gross acres of undeveloped land (11,040 net acres), and the associated ownership in natural gas gathering and processing facilities. This acquisition provides accretion on cash flow, net asset value, production per unit and proved reserves per unit.

- On March 23, 2004, Focus closed the bought-deal financing of $74.5 million whereby 5,000,000 Units were issued to raise gross proceeds of $74.5 million (net proceeds of approximately $70.4 million after Underwriters' fee and estimated expenses).

- The Federal Budget of March 23, 2004 will have no material impact on the Trust.

Year-End Reserves

Based on independent engineering evaluations conducted by Paddock Lindstrom and Associates Ltd. ("Paddock") and McDaniel and Associates Consultants Ltd. ("McDaniel") effective December 31, 2003, Focus had proved plus probable reserves of 29.6 mmboe, an increase of 6% from the 27.8 mmboe recorded at December 31, 2002. Year-end reserves were evaluated in accordance with National Instrument 51-101 ("NI 51-101"). Under NI 51-101's revised reserve definitions and evaluation standards, proved plus probable reserves represent a "best estimate" and as a result are comparable to prior years "established" reserves which were comprised of proven reserves plus 50% of probable reserves. Full tabular data relating to reserves, net present values, price forecasts and reserve addition costs are presented in Appendix B.

Paddock and McDaniel evaluated 100% of the Trust's reserves. The portion of the evaluation conducted by Paddock represented 79% of the proved plus probable reserves and 77% of the associated future net revenue discounted at 10%. The remaining reserves and associated future net revenue were evaluated by McDaniel. The Paddock January 1, 2004 price forecast was used in the future net revenue determinations for both evaluations. The Trust's Reserves Committee, comprised of independent and qualified directors of the Trust, has reviewed and approved the reports prepared by Paddock and McDaniel and other pertinent reserves data.

Proved developed producing reserves represent 54% of proved plus probable reserves, while total proved reserves represent 77% of total proved plus probable reserves. On a boe basis, total proved plus probable reserves are comprised 71% natural gas, 22% light crude oil and 7% natural gas liquids. On a proven basis technical revisions were negative 2.2 mmboe, or approximately 9% of the opening balance. On a proved plus probable basis, technical revisions were positive 0.4 mmboe, or 1% of the opening balance. In both cases, the revisions were due to the combination of the new standards mandated by NI 51-101 and performance changes on producing properties.

Net Present Value of Future Net Revenue

The estimated net present value of Focus' crude oil, natural gas and natural gas liquids reserves was evaluated using Paddock's January 1, 2004 price forecast prior to provision for income taxes, interest, debt service charges and general and administrative expenses. At a 10% discount rate, the net present value of the Trust's proved plus probable reserves was $273.0 million. Proved producing and total proved reserves make up respectively 68% and 84% of the total proved plus probable value.

Reserve Life Index

Focus' proved plus probable RLI at year-end 2003 was 9.8 years while the proved RLI was 7.7 years. These RLI's are calculated using period-end reserves and forward-year forecast production from the reserves report.

Reserve Addition Costs

Under NI 51-101, the methodology to be used to calculate FD&A costs includes incorporating changes in future development capital ("FDC") required to bring the proved undeveloped and probable reserves to production. On a proved plus probable basis, Focus' 2003 reserve addition costs were $7.88 per boe including acquisitions and divestitures or $7.31 per boe excluding acquisitions and divestitures. As previously noted, this year's proved plus probable reserves are compared to prior year's established reserves which risked probable reserves at 50 per cent. On a total proven basis reserve addition costs were not meaningful due to revisions and the impact of NI 51-101.

Net Asset Value

The following net asset value ("NAV") table shows what is commonly referred to as a "produce out" NAV calculation. The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that vary over time.

NAV at December 31, 2003

($thousands except per unit amounts)	Paddock Price Forecast	Constant Price Forecast
Value of Proved Plus Probable Reserves Discounted at 10%	272,980	386,244
Undeveloped Lands	1,815	1,815
Net Debt Including Working Capital	(24,641)	(24,641)
Reclamation Fund	1,030	1,030
Net Abandonment, Reclamation & Salvage(1)	(880)	(572)
Net Asset Value	250,304	363,876
Units Outstanding (thousands)	31,822	31,822
Per Unit	$7.87	$11.43

(1) In addition to abandonment and reclamation liability already included in Reserve Reports

Focus' NAV at year-end 2003 was $7.87 per unit using forecast prices. After giving effect to the recently announced Tommy Lakes acquisition and subsequent unit issue, the proforma NAV of the Trust is estimated to be approximately $8.49 per unit using forecast prices.

Results of Operations

The following is a discussion and analysis of the operating and financial results of Focus for the year ended December 31, 2003 compared with the prior year as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated March 24, 2004 and should be read in conjunction with the Trust's audited consolidated financial statements for the years ended December 31, 2003 and 2002, together with accompanying notes.

The consolidated financial statements and accompanying notes for the quarter and year ended December 31, 2003 are attached as Appendix A.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

Per barrel of oil equivalent ("BOE") amounts have been calculated using a conversion of six thousand cubic feet of natural gas to one barrel of oil (6 mcf (equal sign) 1 bbl).

Reorganization per Plan of Arrangement Effective August 23, 2002

On August 20, 2002 the shareholders of Storm Energy Inc. approved the Plan of Arrangement which resulted in Focus Energy Trust commencing operations on August 23, 2002. Our operations commenced with the new legal structure and business mandate pursuant to the Trust Indenture dated July 15, 2002, and with a new management team.

We retained approximately 75 percent of the assets previously owned by Storm Energy Inc. These included all of the working interests in natural gas producing assets in the Tommy Lakes and Kotcho-Cabin areas of northeast British Columbia, the natural gas producing assets at Sylvan Lake and Pouce Coupe in Alberta as well as approximately 40 percent of the working interests in the oil producing areas in the Red Earth area of northern Alberta. This represented approximately 96 percent of the natural gas production and 46 percent of the oil production of Storm Energy Inc. prior to the Plan of Arrangement.

FET Resources Ltd., a wholly owned subsidiary of Focus, owns the oil and natural gas properties, and is the legal successor company to Storm Energy Inc. The transfer of assets to Storm Energy Ltd. on August 23, 2002 was a related party transaction at that time, and recorded at net book value. The financial statements for Focus Energy Trust are reported on a continuity of interests basis and include the financial results of Storm Energy Inc. to August 22, 2002.

The financial and operating results for the quarter and year ended December 31, 2003 reflect the operations and assets of the Trust. The financial and operating results for the quarter ended December 31, 2002 reflect the operations and assets of the Trust. The financial and operating results for the year ended December 31, 2002 include the operations and assets of Storm Energy Inc. for the period January 1 to August 23, 2002 prior to the Plan of Arrangement.

Overall 2003 Performance

Focus completed its first full year of operations as a trust in 2003. Performance in 2003 reflects the strong commodity price environment, the quality of our assets, and the execution of our business strategy. Focus' strategy is to surface value on our existing assets, maintain cost efficiencies, maintain financial strength, and acquire quality assets. Production of the Trust was replaced through development programs at our key properties, and through the acquisition of quality properties which have development potential.

Funds flow from operations increased to $2.16 per Unit and cash distributions in respect of production commencing in April 2003 have been $0.14 per Unit per month. The distribution policy has been aimed at achieving consistency of distributions and sustainability through balancing funds flow compared to distributions and capital programs.

Operations Summary	Three Months Ended, December 31,		Years Ended, December 31,	
	2003	2002	2003	2002
Average daily production				
Crude oil (bbls/d)	2,278	2,469	2,354	4,831
NGLs (bbls/d)	460	464	485	502
Natural gas (mcf/d)	32,475	32,911	34,254	32,316
Barrels of oil equivalent (boe/d (at) 6:1)	8,151	8,420	8,548	10,719
% Natural gas	66%	65%	67%	50%
Average product prices				

realized				
Crude oil (CDN$/bbl), before hedging settlements	$ 39.17	$ 42.33	$ 42.69	$ 38.27
Financial hedging settlements (CDN$/mcf)	$ (1.96)	$ (4.44)	$ (1.95)	$ (0.16)
NGLs (CDN$/bbl)	$ 29.66	$ 35.70	$ 34.24	$ 29.15
NGL price/ Crude oil price	76%	84%	80%	76%
Natural gas (CDN$/mcf), before hedging settlements	$ 5.80	$ 5.09	$ 6.36	$ 3.59
Financial hedging settlements (CDN$/mcf)	$ (0.02)	$ (0.26)	$ (0.82)	$ 0.08
Reference prices & Focus differential				
Crude oil (Edm. Light Price Cdn$/bbl)	$ 38.50	$ 42.83	$ 42.89	$ 39.92
Differential	$ 0.67	$ (0.50)	$ (0.19)	$ (1.65)
Natural gas (AECO daily CDN$/mcf)	$ 5.76	$ 5.65	$ 6.70	$ 4.08
Differential	$ 0.04	$ (0.57)	$ (0.34)	$ (0.49)
Production revenue (thousands of dollars)				
Crude oil, before hedging settlements	8,208	9,617	36,687	67,473
Financial hedging settlements	(412)	(1,008)	(1,678)	(1,830)
NGLs	1,256	1,525	6,062	5,342
Natural gas, before hedging settlements	17,331	15,398	79,572	42,333
Financial hedging settlements	(47)	(780)	(10,221)	2,010
Mark to market adjustment	376	(333)	1,353	(1,353)
Funds flow per BOE				
Revenue (before hedging settlements)	$ 35.76	$ 34.27	$ 39.22	$ 29.59
Financial hedging settlements (CDN$)	(0.61)	(2.31)	(3.80)	0.05
Revenue (including hedging settlements)	35.15	31.96	35.41	29.64
Royalties, net of ARTC	(8.48)	(8.52)	(9.78)	(7.08)
Production expenses	(3.70)	(3.05)	(3.39)	(3.32)
Netback	22.97	20.40	22.24	19.24
Facility income	0.83	0.79	0.84	0.40
Interest income	-	0.23	0.02	0.05
Technical Services Agreement	-	(1.36)	(0.67)	(0.38)
General and administrative, cash portion	(1.28)	(0.40)	(0.81)	(0.72)
Interest and financing and other	(0.32)	(0.93)	(0.44)	(0.63)
Reorganization expenses	-	-	-	(3.25)
Current and large corporations tax	0.65	(0.32)	(0.07)	(0.52)

	$ 22.84	$ 18.40	$ 21.09	$ 14.17
Royalties % of revenue (before hedging settlements)	24%	25%	25%	24%

Production

Focus has five key operating areas in Alberta and northeastern British Columbia. Production in 2003 was weighted 67% towards natural gas and Focus was the operator of 80% of production. The increase in average natural gas production for 2003 reflects a concentration of capital expenditures on natural gas properties, primarily at Tommy Lakes, British Columbia and Pouce Coupe, Alberta. During 2003, Focus also acquired light oil properties at Lanaway and Loon Lake. Both of these acquired properties have significant development opportunities, and development programs commenced in 2003.

Excluding the acquisitions and the disposition of interests at Ogston, volumes in 2003 were approximately 170 BOE per day (or 2%) behind our original estimate. This was the result of third party processing plant problems and higher than expected decline rates within the Red Earth area.

The Tommy Lakes natural gas property contributed 38% of the production of the Trust in 2003 and is the largest property of the Trust. The increase in natural gas production of the Trust in the first half of 2003 largely reflects flush production from the 2002 / 2003 winter development program at Tommy Lakes. New wells came on-stream in February and March of 2003 and then declined to their stabilized production rate. Focus is currently in the final stages of completing the 2003 / 2004 winter development program at Tommy Lakes, and 13 additional wells have been drilled and brought on-stream. Tommy Lakes is operated by Focus and contains the main development opportunities of the Trust for 2004 and 2005. The acquisition of additional working interests announced on March 8, 2003 significantly increases our working interest in this property, and will further increase our emphasis on natural gas and on being the operator of our production. The acquisition is expected to close April 1, 2004.

Compared with 2002, production volume is lower as a result of the transfer out of oil producing assets, as per the Plan of Arrangement.

	2003				August 23 to December 31, 2002			
Production By Area	Oil (bbls/d)	Natural Gas (mcf/d)	NGL (bbls/d)	BOE/D	Oil (bbls/d)	Natural Gas (mcf/d)	NGL (bbls/d)	BOE/D
Tommy Lakes, B.C.		17,251	370	3,246		14,058	334	2,677
Kotcho-Cabin, B.C.		11,978		1,996		11,635		1,939
Red Earth, Alberta (1)	2,056			2,056	2,420			2,420
Loon Lake, Alberta (2)	218			218				
Pouce Coupe, Alberta	10	3,256	22	574	9	3,175	23	561
Sylvan Lake, Alberta	55	1,689	90	427	82	2,016	100	518
Lanaway, Alberta (3)	15	81	3	31				
	2,354	34,254	485	8,548	2,511	30,884	457	8,115

(1) Includes July 1, 2003 disposition of interests at Ogston with production of approximately 47 bbls/d
(2) Loon Lake acquisition closed June 1, 2003. Loon Lake is adjacent to our Red Earth interests.
(3) Lanaway acquisition closed May 1, 2003. Lanaway is adjacent to our Sylvan Lake interests.

Production by Quarter	2003 Q4	2003 Q3	2003 Q2	2003 Q1	2002 Q4
Oil (bbls/d)	2,278	2,336	2,361	2,444	2,469
Natural gas (mcf/d)	32,475	33,593	36,815	34,158	32,908
NGL (bbls/d)	460	508	501	471	464
BOE/D	8,151	8,443	8,997	8,608	8,418

Pricing and Price Risk Management

Natural gas production in Alberta and British Columbia is priced with reference to delivery at the AECO Hub in Alberta. AECO daily average natural gas prices in 2003 increased 64 percent to average $6.70 per mcf compared with $4.08 per mcf in 2002.

The price per mcf realized by Focus in 2003, before adjustment for financial hedges, of $6.36 represents a discount of $0.34 to the AECO reference price for the period. The net price realized on natural gas sales reflects specific markets being delivered to, deductions to the delivery point for transportation and liquids recovery processing, the heat content of the natural gas, and physical delivery contract terms. In 2003, we delivered approximately 15% of our natural gas production in Alberta, 57% of our natural gas production to Station 2 near Fort St. John, British Columbia, and 25% of our natural gas production to Sumas on the British Columbia-Washington border.

The average reference prices for crude oil in Canadian dollars, being the refiners' posted prices at Edmonton, Alberta, increased 7 percent for 2003 compared with 2002. This increase is the net impact of the rising reference price for West Texas Intermediate crude oil at Cushing, Oklahoma (WTI) partially offset by a strengthening of the Canadian dollar. Crude oil prices received are based on the refiners' posted prices at Edmonton, less deductions for transportation from the field and adjustments for quality.

The Trust's crude oil production is comprised entirely of light sweet crude oil (average 38 degrees API gravity). The prices realized in 2003 and 2002, before adjustment for hedges, were at a small discount to the Edmonton posted price, reflecting the high quality of our crude oil. Our price for crude oil, before adjustment for hedges, increased by 12 percent as a result of the higher base price and the reduced differential of our oil to the Edmonton posted prices.

We utilize a hedging program to manage exposure to fluctuations in commodity prices, to provide greater certainty and stability to distributions, to protect Unitholder return on investment and to help ensure profitability of specific properties or acquisitions. This program is monitored by the Board of Directors and implemented by the Risk Management Committee. We use financial instruments and physical forward sales as part of this risk management program. All of the commodity and foreign exchange contracts are with parties that represent minimal counterparty risk.

Production income for 2003 includes a net loss of $10.6 million relating to financial instruments associated with commodity and foreign exchange contracts. This compares with a net loss of $1.2 million relating to financial instruments associated with commodity and foreign exchange contracts in 2002. The net loss in 2003 is a combination of a hedging loss of $8.9 million for financial instruments associated with natural gas and a hedging loss on crude oil of $1.7 million. The hedging results for natural gas include a non-cash gain of $1.4 million relating to a natural gas ceiling contract that was accounted for based on the mark to market value. These hedging losses reflect commodity prices for 2003 that were significantly higher than the forward market. On a quarter by quarter basis for 2003, hedging losses were $8.4 million in the first quarter, $1.7 million in the second quarter, $0.4 million in the third quarter, and $0.1 million in the fourth quarter. The results for the first quarter of 2003 are a result of the extremely strong natural gas prices during this period.

A summary of the financial instruments and physical sales contracts at December 31, 2003, and their estimated mark to market values, are described in Note 10 and Note 11 of the Notes to Consolidated Financial Statements contained in Appendix A.

We currently have a combination of fixed price arrangements and collars that provide price protection in 2004 on an average 17,204 mcf per day of natural gas production at a reference price of CDN$6.40 per mcf. With respect to crude oil, fixed price swaps represent 1,400 bbls per day of oil production with a reference price of CDN$37.59 per barrel. The following table details financial instruments and physical contracts currently in place as part of the Trust's hedging program for 2004 and 2005.

Financial Contracts	Daily Quantity	Contract Price	Price Index	Term
Crude oil - fixed price	500 bbls	$ 41.80 Cdn	WTI	September 2003 - August 2004
	900 bbls	$ 35.63 Cdn	WTI	September 2003 - December 2004
	500 bbls	$ 43.49 Cdn	WTI	September 2004 - December 2004
Natural gas - costless collar	6,420 GJ	$5.75- $8.03 Cdn	AECO	November 2003 - March 2004

Physical Contracts	Daily Quantity	Contract Price	Delivery Point	Term
Natural gas - fixed price	5,000 MMBTU	$8.21 Cdn	Sumas	November 2003 - March 2004
	5,000 GJ	$7.21 Cdn	Stn.2, B.C.	November 2003 - March 2004
	5,000 GJ	$6.11 Cdn	Stn.2, B.C.	November 2003 - October 2004
	6,000 GJ	$5.20 Cdn	Stn.2, B.C.	April 2004 - October 2004
	7,000 GJ	$5.13 Cdn	Stn.2, B.C.	April 2004 - October 2004
	6,000 GJ	$5.68 Cdn	Stn.2, B.C.	April 2004 - October 2004
	5,000 GJ	$6.47 Cdn	Stn.2, B.C.	November 2004 - March 2005

Production Revenue

Production revenue reported for the fourth quarter of 2003 at $26.7 million was consistent with the third quarter of 2003. During the fourth

quarter, the realized price for natural gas increased by 16 percent offsetting a three percent decline in volumes for both natural gas and crude oil, and a five percent reduction in the realized price of crude oil.

For the year ended December 31, 2003, production revenue was $111.8 million, comprised 62 percent of natural gas sales, 33 percent of crude oil sales, and five percent from sales of natural gas liquids. Compared with 2002, 2003 had very strong prices for both natural gas and crude oil which largely offset the reduction in production volumes associated with the Plan of Arrangement effective August 23, 2002.

Royalties

Royalties, excluding hedging and net of Alberta royalty tax credit, as a percentage of revenue were 25 percent in 2003 compared with 24 percent in 2002. The effective royalty percentage in 2003 was 28 percent versus the 24 percent reported for 2002, reflecting higher hedging losses from financial instruments. Hedging gains and losses associated with financial instruments are not recognized for royalty calculations.

Other Income

Other income for 2003 includes $2.4 million for treating and processing third party oil and gas at our production facilities compared with $1.6 million in 2002. The higher level of treating and processing income for 2003 was a result of increased third party volumes processed at the Kotcho facilities in British Columbia. In addition to Kotcho, We earn third party processing revenue at our facilities located in the Sylvan Lake and Golden areas of Alberta.

Production Expenses

Production expenses for the year amounted to $3.39 per BOE. Our main natural gas properties are in winter only access areas of British Columbia, and production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and the bringing in of supplies. We have lower than average production expenses per BOE due to a higher weighting towards natural gas production, having significantly higher production per well compared to the sector average, and by being the operator of our major properties.

Technical Services Agreement

Our Technical Services Agreement with Storm Energy Ltd. expired on June 30, 2003. Through that arrangement, we received services in respect of the operation of the assets and associated administrative services for a fee of $350,000 per month. The services previously provided under the agreement are now performed by employees of the Trust.

General and Administrative Expenses

(thousands)	2003	August 23 to December 31, 2002	2002
Gross G&A, before Trust Unit Rights Plan expense (i) (ii) (iii)	$4,602	$1,106	$4,990
Overhead recoveries	(1,221)	(240)	(1,890)
	3,381	866	3,100

Trust Unit Rights Plan expense (iv)	246	-	-
Net G&A	$3,627	$866	$3,100
Cash based G&A Expense Per BOE	$0.81	$0.55	$0.72
Non-cash G&A Expense Per BOE	0.35	0.26	0.07
G&A per BOE	$1.16	$0.81	$0.79

(i) Amounts paid to Storm Energy Ltd. in accordance with the Technical Services Agreement are reported separately on the Consolidated Statements of Income and Accumulated Income, and not included as part of general and administrative expenses.

(ii) Gross general and administrative expenses for 2002 do not include $12.7 million in expenses associated with the reorganization, which are reported separately on the Consolidated Statements of Income and Accumulated Income.

(iii) Gross general and administrative expenses for 2003 include $1.7 million associated with the Executive Bonus Plan. This compares with $0.6 million for the 131 day period in 2002 after the Plan of Arrangement. Half of this amount is settled through the issuance of units from treasury at a price equal to the last five trading days of the month for which the bonus relates.

(iv) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in the fourth quarter of 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 8 of the Notes to Consolidated Financial Statements contained in Appendix A.

Increased general and administrative expenses in 2003 result from increased staff levels and office expenses corresponding to the expiry of the Technical Services Agreement on June 30, 2003.

As operator, capital recoveries are based on a percentage of the total capital program managed. We operate the majority of our capital programs during the winter season. As such, almost all of the capital recoveries occur in the winter months.

No general and administrative expenses were capitalized in 2003 or 2002.

Interest and Financing Expenses

Interest expenses decreased to $1.4 million in 2003 from $2.5 million in 2002. This decrease is attributable to lower monthly average debt balances and lower interest rates. At December 31, 2003, $21.4 million was drawn on the revolving term credit facility. At December 31, 2002, Focus had long term debt of $51.8 million and cash and cash equivalents of $14.7 million relating to short-term investments in a subsidiary. These investments matured and were applied to the long term debt in 2003. Borrowings under the credit facilities bear interest at the bank prime rate or Canadian banker's acceptance rates plus a bank stamping fee.

Depletion, Depreciation, and Provision for Site Restoration and Abandonment

The 2003 depletion and depreciation provision of $8.09 per BOE for the fourth quarter increased six percent from the 2002 fourth quarter rate of

$7.62 per BOE. The increase reflects actual capital expenditures and updated estimates of proven reserves. The estimate of future capital expenditures used in the calculation of the depletion and depreciation provision rate remained essentially unchanged at $28.4 million.

The acquisition of the additional working interests at Tommy Lakes scheduled to close on April 1, 2004 will increase the depletion and depreciation expense slightly in the second quarter of 2004.

The 2003 provision for site restoration and abandonment was $0.67 per BOE for the fourth quarter up from $0.19 per BOE in the fourth quarter of 2002. The increase is largely due to the separation of expected realizable salvage values, and also reflects updated estimates of expected future costs and an increase in the number of wells as a result of development and acquisition activity.

In the first quarter of 2004, we will adopt the CICA new section 3110, Asset Retirement Obligations. This new standard requires that companies recognize the liability associated with future site reclamation costs in the financial statements at the time when the liability is incurred. This liability is initially measured at fair value and subsequently adjusted for the accretion of the discount amount and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over time.

The Trust is currently evaluating the impact of this standard on its financial statements and does not anticipate it will have a material impact on earnings. This new standard does not have an impact on funds flow from operations.

Abandonments

We actively manage exposure to environmental issues and abandonment and reclamation of well sites and facilities. The field operations are generally new in nature, concentrated to a few operating areas and do not have a significant number of shut-in wells. We conduct our operations to minimize risk and environmental impacts. Our employees and third parties regularly conduct reviews on wells and facilities.

We have established a reclamation fund for the purpose of funding estimated future environmental and reclamation obligations. At December 31, 2003 the reclamation fund had a balance of $1,030,000.

Reorganization Expenses

We incurred reorganization expenses in 2002 of $12.7 million associated with the Plan of Arrangement, of which $9.6 million relate to the cancellation of stock options and $3.1 million relate to advisory and other professional services costs.

Income and Other Taxes

(thousands)	2003	2002
Future income tax	$ (816)	$ 6,673
Current and large corporations tax	224	2,052
Income and other taxes	$ (592)	$ 8,725

In 2003, a future income tax recovery of $0.8 million was included in income compared to an expense of $6.7 million in 2002. The 2003 future income tax recovery is largely due to reductions in federal and provincial income tax rates. The reductions in future federal income tax rates were substantively

enacted late in the second quarter of 2003 and were subsequently legislated in the fourth quarter of 2003. The legislation reduces the federal general corporate income tax rate on income from resource activities from 28% to 21% and eliminates the existing 25% resource allowance deduction and introduced the deductibility of actual provincial and other Crown royalties paid all over a five year period. As a result of these changes, as well as a reduction in the Alberta corporate income tax rate from 13% to 12.5%, the expected future income tax rate is 37% compared to 42% at December 31, 2002.

As a result of the change in corporate income tax rates, the Trust recorded a future income tax recovery of $3.3 million in 2003.

At December 31, 2003, a liability of $41.8 million for future income taxes was recorded on the balance sheet. Under our structure, payments made by our subsidiary FET to the Trust transfer both income and future tax liability from FET to the individual Unitholders. Therefore it is the opinion of management that payments from FET through to the Trust will greatly reduce or eliminate future income taxes. These payments in a period reduce future income tax liabilities previously recorded by FET, and are recognized as a recovery of income tax in the period incurred.

At December 31, 2003 we had approximately $9.9 million in income tax pools that will be utilized to reduce the taxable portion of future cash distributions. FET and its subsidiary have approximately $40 million in income tax pools that will be utilized to minimize future income taxes at the legal entity level.

Our capital taxes were $0.9 million in 2003 and 2002.

Capital Expenditures

Capital Expenditures ($thousands)	Three Months Ended December 31, 2003	Three Months Ended December 31, 2002	2003	August 23 to December 31, 2002	2002
Land	187	31	294	31	1,219
Seismic	-	-	-	-	1,032
Drilling and completion	3,262	1,545	9,787	1,675	23,976
Facilities, recompletions & workovers	1,281	1,470	6,654	1,821	13,846
Field inventory	-	-	(146)	-	(682)
Net field operations	4,730	3,046	16,589	3,527	39,391
Administration assets	20	16	220	16	144
Petroleum and natural gas properties and equipment additions	4,750	3,062	16,809	3,543	39,535
Acquisition	141	605	22,175	605	605
Dispositions	-	-	(1,959)	-	-
Total Capital Expenditures	4,891	3,667	37,025	4,148	40,140

Petroleum & Natural Gas Property and Equipment Additions by Area ($thousands)	2003	Wells Drilled (gross)	August 23 to December 31, 2002	Wells Drilled (gross)
Tommy Lakes - 02/03 Winter Program	8,225	6	2,827	5
Tommy Lakes - 03/04 Winter Program	2,854	3		
Kotcho-Cabin, B.C.	80		5	

Red Earth, Alberta	553	2	454	2
Loon Lake, Alberta	2,322	8		
Pouce Coupe, Alberta	2,091	2	155	
Sylvan Lake, Alberta	280		86	
Lanaway, Alberta	184	2		
Administration assets	220		16	
	16,809	23	3,543	7

The majority of our 2003 capital program was conducted at Tommy Lakes, which is only accessible during the winter months. Of the $16.8 million in petroleum and natural gas property and equipment additions for 2003, 66 percent was invested at Tommy Lakes, 14 percent at the Loon Lake property acquired in June 2003, and 12 percent at Pouce Coupe for the drilling of two natural gas wells (net 1.25 wells). In addition, development on the Lanaway property acquired in May 2003 commenced with the drilling of two gas wells (net 0.2 wells).

Capital expenditures for the fourth quarter are concentrated on the winter program for Tommy Lakes. The total 2003/2004 winter program will drill 13 wells, refrac five wells, and workover eight wells. We operate this program which is estimated to cost approximately $11.5 million net. All of the wells from this winter program have now been brought on production.

Acquisitions at Loon Lake and Lanaway were completed in the second quarter of 2003. The Lanaway and Loon Lake properties were acquired for approximately $4.7 million and $17.4 million respectively. We also disposed of the Ogston oil properties for proceeds of approximately $2 million in the second quarter of 2003.

Capital expenditures in 2005 will concentrate on further development at Tommy Lakes, British Columbia and on further development at the Pouce Coupe and Loon Lake properties in Alberta.

Liquidity and Capital Resources

As at December 31, 2003 we had a working capital deficit of $3.3 million compared with working capital of $15.3 million as at December 31, 2002. The change in working capital is primarily due to the $14.7 million of short term funds on deposit December 31, 2002 which was applied to the long term debt early in 2003.

Total debt outstanding at December 31, 2003 was $21.4 million compared to $51.8 million at December 31, 2002. Focus has a $70.0 million revolving term credit facility with four Canadian financial institutions, and a $10 million operating facility secured by our oil and gas properties. The current credit facility revolves until May 31, 2004. Focus has received an Offer of Extension of the revolving period for a further 364 days.

At December 31, 2003 long term debt net of working capital was $24.6 million. This compares to $36.5 million at December 31, 2002. The $11.9 million reduction in net debt during this period resulted from the following factors.

- The distribution policy recognizes the number of Units that would be issued on conversion of the Exchangeable Shares. However, holders of Exchangeable Shares do not receive monthly cash distributions and we retain the cash. For 2003, this totaled approximately $9.8 million and the cash retained was used to reduce long term debt.

- The issuance of Trust Units during 2003 raised net proceeds of $24.0 million. Acquisitions of properties, net of proceeds on disposition of Ogston, were $20.2 million. The balance of $3.8

million raised through the issuance of equity was applied to the debt. With respect to the acquisition at Loon Lake, the purchase price was reduced at closing by $3.2 million due to another working interest owner exercising their right of first refusal.

- Funding for capital expenditures from retained funds flow was $14.0 million, and the actual capital expenditures were $16.8 million.

Focus plans to finance its program for development drilling and enhancement of production through a combination of investing approximately 25% of funds flow and debt. Capital expenditures, including acquisitions, above this level will be financed through a combination of cash flow, debt and equity by issuing units from treasury.

During 2004, we will benefit from the retention of cash related to Exchangeable Shares not receiving monthly cash distributions. There are currently 2,415,481 Exchangeable Shares outstanding compared with 3,245,650 at December 31, 2003. The conversion of Exchangeable Shares into units is at the sole discretion of the holders of the Exchangeable Shares.

Capitalization Table ($ thousands except per unit amounts)	December 31, 2003	December 31, 2002
Long term debt	21,337	51,801
Less: Working capital (deficiency)	(3,304)	15,267
Net debt	24,641	36,534
Units outstanding and issuable for Exchangeable Shares	31,822	28,966
Market price at December 31	15.00	10.15
Market capitalization	477,330	294,005
Total capitalization	501,971	330,539
Net debt as a percentage of total capitalization	5%	11%
Funds flow(i)	65,808	52,946
Net debt to funds flow(i)	0.4	0.7

(i) December 31, 2002 is based on the cash flow of the Trust for the 131 day period

Funds Flow Reconciliation

($ thousands except per unit amounts)	Three Months Ended Dec 31, 2003	Per Unit	Year Ended Dec 31, 2003	Per Unit
Funds flow from operations	$ 17,129	$ 0.54	$ 65,808	$ 2.16
Less: Reclamation fund contributions	(160)	$ (0.01)	(1,030)	$(0.03)
Less: Distributions calculated for Units and Exchangeable Shares	(13,339)	$ 0.42	(50,771)	$1.665
Plus: Distributions on Exchangeable Shares not paid in cash	1,969		9,846	
	5,599		23,853	

Capital expenditures -

field operations	(4,750)	$ (0.15)	(16,809)	$(0.55)
Change in net debt, before acquisitions, divestitures and equity issue	$ 849		$ 7,044	
Payout ratio - per Unit basis	77%		77%	
Payout ratio - dollar basis	66%		62%	

Cash Distributions

We announce our distribution policy on a quarterly basis. The actual amount of the cash distribution is determined by the Board of Directors and is dependent upon the commodity price environment, production levels, and the amount of capital expenditures to be funded from cash flow. Our distribution policy incorporates the withholding of up to 25% of cash flow for the financing of capital expenditures to provide more sustainable distributions in the long-term. Cash distributions are essentially taxed to the unitholders as ordinary income.

The Exchangeable Shares of FET Resources Ltd. are convertible into Trust Units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the Trust Units. Cash distributions are not paid on the Exchangeable Shares and we retain the cash flow related to the Exchangeable Shares for reduction of debt or for additional capital expenditures. The initial exchange ratio was one Trust Unit for one Exchangeable Share. The exchange ratio increased to 1.16718 as at December 31, 2003. Effective March 15, 2004 the exchange ratio is 1.19599 Trust Units for one Exchangeable Share.

Taxation of Cash Distributions

Focus Energy Trust, for purposes of the Canadian Income Tax Act, is treated as a mutual fund trust and each year the Trust files an income tax return with the taxable income allocated to the Unitholders. Distributions paid to the Unitholders may be both a return on capital (income) and a return of capital. The allocation between these two streams is dependent upon the income tax deductions that the Trust is able to claim against the income it earns.

The Trust has net income for each year that is required to be calculated on an accrual basis of accounting, not a cash basis. Net income includes all interest income from FET and other income that accrues to the Trust to the end of the year. Under the Trust Indenture, net income of the Trust for each year will be paid or payable by way of cash distributions to the Unitholders.

Taxable income of the Trust includes a deduction for the allocation of taxable income to Unitholders, which is paid or becomes payable in the year and a deduction relating to income tax pools residing at the Trust level. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to Unitholders in order to reduce the Trust's taxable income to zero. Such taxable income is allocated to Unitholders. Any taxable income relating to a payable amount is allocated to Unitholders of record at the end of the year, and each Unitholder receives a pro rata share of that payable amount.

2003 Canadian Income Tax Information

The following information is intended to assist Canadian holders of trust units of Focus Energy Trust (FET.UN - TSX) in the preparation of their 2003 T1

Income Tax Return. This summary is directed to a Unitholder who, for purposes of the Income Tax Act (Canada) is a resident of Canada and, holds the units as capital property. Other Unitholders are advised to consult with their tax advisor concerning their circumstances.

- Trust Units held within an RRSP, RRIF or DPSP - NO AMOUNTS are to be reported on the 2003 income tax return where trust units are held within a Registered Retirement Savings Plan (RRSP), Registered Retirement Income Fund (RRIF), Deferred Profit Savings Plan (DPSP), or any other such registered plans.

- Trust Units held outside of an RRSP, RRIF or DPSP - If the Trust Unit is held through a broker or other intermediary then the Unitholder will receive a T3 Supplementary slip directly from your broker or intermediary, not from the transfer agent (Valiant Trust Company) or from Focus, on or before March 30, 2004.

- If the Unitholder is a registered holder then the Unitholder will receive a T3 Supplementary slip directly from Valiant Trust Company.

- The amount reported in Box (26) on the T3 Supplementary slip, "Other Income", should be reported on the 2003 T1 Income Tax Return.

Taxable Income Allocated to Unitholders for 2003 and Taxation Treatment

- For those Unitholders who held their Focus Energy Trust units outside of a registered plan, the return on capital or income portion is reported in Box (26) of the T3 Supplementary slip, "Other Income", and should be reported on the 2003 T1 Income Tax Return.

- In most circumstances, the return of capital portion will reduce the Unitholder's adjusted cost base of their Focus Energy Trust units. This is discussed in more detail below.

- The following table outlines the breakdown of cash distributions per unit paid by Focus Energy Trust with respect to record dates for the period January 31 to December 31, 2003.

Record Date	Payment Date	Distribution Paid	Taxable Income (Box 26 Other Income)	Return of Capital Amount
January 31, 2003	February 17, 2003	$0.135	$0.0894(x)	$0.0026
February 28, 2003	March 17, 2003	$0.135	$0.1324	$0.0026
March 31, 2003	April 15, 2003	$0.135	$0.1324	$0.0026
April 30, 2003	May 15, 2003	$0.140	$0.1373	$0.0027
May 31, 2003	June 16, 2003	$0.140	$0.1373	$0.0027
June 30, 2003	July 15, 2003	$0.140	$0.1373	$0.0027
July 31, 2003	August 15, 2003	$0.140	$0.1373	$0.0027
August 31, 2003	September 15, 2003	$0.140	$0.1373	$0.0027
September 30, 2003	October 15, 2003	$0.140	$0.1373	$0.0027
October 31, 2003	November 17, 2003	$0.140	$0.1373	$0.0027
November 30, 2003	December 15, 2003	$0.140	$0.1373	$0.0027
December 31, 2003	January 15, 2004	$0.140	$0.1373	$0.0027

Total	$1.665	$1.5899	$0.0321

(x) An amount of $0.043 per unit was allocated as taxable income in 2002

Taxable income allocated to Unitholders for 2002 is equal to the cash distributions received, plus Unitholders of record on December 31, 2002 have an additional $0.153 per Unit relating to distributions payable as at December 31, 2002. The $0.153 per unit of taxable income per Unit paid to Unitholders of record on December 31, 2002 is part of the 2002 taxable income allocation, and is not included in the 2003 taxable income allocation. Since the amount of taxable income allocated to Unitholders for 2002 is higher than the actual cash distributions received by Unitholders in 2002, there is no return of capital portion to the cash distributions.

Adjusted Cost Base

In most circumstances, the return of capital portion will reduce the Unitholder's adjusted cost base of their Focus Energy Trust units. The adjusted cost base of the units is required in the calculation of a capital gain or capital loss (if capital property to the Unitholder) upon the disposition of the units.

Should a Unitholder's adjusted cost base ever be reduced below zero, that negative amount is deemed to be a capital gain and the adjusted cost base is deemed to be nil. The capital gain is reported on Schedule 3 of the T1 Income Tax Return.

Management and Financial Reporting Systems

The Trust's management and internal control systems are designed to provide assurance that accurate and timely internal and external information is communicated to users of that information. These systems are continually being reviewed for opportunities for enhancement.

Update on Financial Reporting and Regulatory Matters

In 2003, several changes were made in the financial reporting and regulatory environment impacting all public entities.

The Trust adopted the Canadian Institute of Chartered Accountant's (CICA) amended standard, section 3870, "Stock-based compensation and other stock based payments". This amended standard is effective for fiscal years beginning on or after January 1, 2004, however earlier adoption is recommended. This section requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Trust adopted this standard in the fourth quarter of 2003 in accordance with the transitional provisions of the standard. Per these provisions, early adoption requires measurement and recognition of compensation expense in relation to units rights granted on or after January 1, 2003. As a result of implementation of this standard, net income of the Trust for 2003 was reduced by $245,524 and there was no impact on funds flow from operations. On a quarterly basis, net income would have been reduced by $4,023 in the first quarter, $8,825 in the second quarter, $75,918 in the third quarter and $156,758 in the fourth quarter of 2003.

The financial statements include a further discussion of this standard.

The following new and amended standards and regulatory requirements were issued in 2003 and will affect the Trust in 2004.

- Continuous Disclosure Obligations

The Canadian Securities Administrators have developed new continuous disclosure requirements for reporting issuers which are contained in National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102") and are effective March 31, 2004. NI 51-102 sets out new rules and deadlines for financial statements, management's discussion and analysis ("MD&A"), annual information forms ("AIFs"), material change reporting, information circulars and other continuous disclosure matters. Another change under this instrument is that the Trust will no longer be required to mail annual and interim financial statements and MD&A to Unitholders, but rather these documents will be provided on an "as requested" basis.

The Trust continues to assess the implications of NI 51-102 which will be implemented in 2004.

- Asset Retirement Obligations

In March 2003, the CICA issued new section 3110, Asset Retirement Obligations. This new standard requires that companies recognize the liability associated with future site reclamation costs in the financial statements at the time when the liability is incurred. This liability is initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over time. This new standard is effective for fiscal years beginning on or after January 1, 2004.

The Trust is currently evaluating the impact of this standard on its financial statements and does not anticipate it will have a material impact.

- Exchangeable Share Accounting

In November 2003 the CICA issued a draft EIC (D37) on "Income Trusts-Exchangeable Units". The EIC proposes that the retained interest of the exchangeable shareholders should be presented on the balance sheet as a non-controlling interest separate and distinct from unitholders' equity. This draft EIC is currently under review and was not enacted in final form as at the date of the Trust's consolidated financial statements.

- Oil and Gas Accounting - Full Cost

In September 2003 the CICA issued Accounting Guideline 16, "Oil and Gas Accounting - Full Cost" to replace Accounting Guideline 5, "Full Cost Accounting in the Oil and Gas Industry". This guideline is effective for fiscal years beginning on or after January 1, 2004.

The guideline impacts the cost impairment test or ceiling test. The cost impairment test is a two stage test which is to be performed annually. The first stage of the test determines if the cost pool has been impaired. An impairment occurs when the carrying amount of an asset is not recoverable and exceeds its fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows from proved reserves plus

unproved costs using management's best estimate of future prices. The second stage of the test involves measurement of the impairment. The impairment is measured as the amount by which the carrying amount of capitalized assets exceeds the future discounted cash flows from proved plus probable reserves. The discount rate used is the company's risk free rate. The guideline requires disclosure of future prices used in the measurement of impairment.

The Trust is currently evaluating the impact of this standard on its financial statements and does not anticipate it will have a material impact.

- Hedging Relationships

In December 2001 the CICA issued Accounting Guideline 13, "Hedging Relationships" which deals with the identification, designation, documentation and measurement of effectiveness of hedging relationships for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. This guideline is effective for fiscal years beginning on or after July 1, 2003.

The Trust has formally documented all transactions and they were determined to meet the criteria of effective hedges as at December 31, 2003.

- Variable Interest Entities

In June 2003 the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" which deals with the consolidation of entities that are subject to control on a basis other than ownership of voting interests. This guideline is effective for annual and interim periods beginning on or after November 1, 2004.

The Trust has assessed that this new guideline is not applicable based on the current structure of the Trust.

Quarterly Information

Quarter Ended

($ thousands except per unit amounts)	31-Dec 2003	30-Sep 2003	30-Jun 2003	31-Mar 2003
Total revenues	$27,429	$27,272	$30,487	$29,394
Net income	$10,456	$10,608	$12,449	$7,959
Per unit - basic	$0.33	$0.33	$0.43	$0.27
- diluted	$0.33	$0.33	$0.43	$0.27

Quarterly Information

Quarter Ended

($ thousands except	31-Dec	30-Sep	30-Jun	31-Mar

per unit amounts)	2002	2002	2002	2002
Total revenues	$24,282	$25,869	$35,877	$28,403
Net income	8,554	$8,713	$6,793	$9,256
Per unit - basic	$0.30	$0.31	$0.24	$0.34
- diluted	$0.30	$0.30	$0.24	$0.32

The above table highlights Focus' quarterly performance for the years ended December 31, 2003 and 2002. As Focus is the successor organization to Storm Energy Inc., information for the first three quarters of 2002 includes the operations of Storm Energy Inc. for the period January 1, 2002 to August 23, 2002 prior to the reorganization.

Assessment of Business Risks

The following are the primary risks associated with the business of the Trust. These risks are similar to those affecting others in the conventional oil and gas income trust sector. The Trust's financial position, results of operations and distributions to Unitholders are directly impacted by these factors.

1) operational risk associated with the production of oil and natural gas;

2) reserve risk in respect to the quantity and quality of recoverable reserves;

3) market risk relating to the availability of transportation systems to move the product to market;

4) commodity risk as crude oil and natural gas prices fluctuate due to market forces;

5) financial risk such as the Canadian/US dollar exchange rate, interest rates and debt service obligations;

6) environmental and safety risk associated with well operations and production facilities;

7) changing government regulations relating to royalty legislation, income tax laws, incentive programs, operating practices and environmental protection relating to the oil and gas industry and the income trust sector; and

8) risk of liability to Unitholders since there is no statutory protection for unitholders from liabilities of the Trust.

Focus seeks to mitigate these risks by:

1) acquiring mature properties to reduce technical uncertainty;

2) acquiring long life reserves to ensure more stable production and to reduce the economic risks associated with commodity prices cycles;

3) maintaining a low cost structure to maximize product netbacks and reduce impact of commodity price cycles;

4) diversifying properties to mitigate individual property and well risk;

5) maintaining product mix to balance exposure to commodity prices;

6) conducting rigorous reviews of all property acquisitions;

7) monitoring pricing trends and developing a mix of contractual arrangements for the marketing of products with creditworthy counterparties;

8) maintaining a hedging program to hedge commodity prices and foreign exchange currency rates with creditworthy counterparties;

9) ensuring strong third party-operators for non-operated properties;

10) adhering to the Trust's safety program and keeping abreast of current operating best practices;

11) keeping informed of proposed changes in regulations and laws to properly respond to and plan for the effects that these changes may have on our operations;

12) carrying insurance to cover losses and business interruption; and

13) establishing and building cash resources to fund future abandonment and site restoration costs.

Outlook

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by demand and supply factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.

The following chart summarizes Focus' 2004 outlook. This forecast assumes that the acquisition at Tommy Lakes closes on April 1, 2004. No other acquisitions are assumed for the purposes of these forecasts.

In 2004, Focus will continue its active drilling and development program on the significant development opportunities on its major properties. It is anticipated that these development opportunities will maintain production by offsetting production declines.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to Unitholders.

Summary of 2004 Expectations(1)	
Average annual production	10,000 boe/d
Weighting to natural gas	72%
Production expenses per BOE	$3.40
G&A expenses per BOE(2)	$1.30
Capital expenditures - field	$20.6 million
Payout ratio	75% - 85%
Approximate taxable portion of distributions	100%

Funds from operations/net debt	Under 1x

(1) Assumes acquisition at Tommy Lakes April 1, 2004
(2) Including cash and non-cash components

The table below shows the potential impact on the Trust's funds flow (before hedging) resulting from changes to the business environment or operations.

		Change to Funds Flow	
	Change	$000's	$/Unit
Business Environment			
Price per barrel of crude oil (US$ WTI)	$ 1.00	135	0.004
Price per mcf of natural gas (CDN$ AECO)	$ 0.25	1,800	0.050
US/CDN exchange rate	$ 0.01	725	0.020
Interest rate on debt	1%	450	0.012
Operations			
Oil production - bbls/d	100	1,060	0.030
Gas production - mcf/d	1,000	1,670	0.046
Operating expenses ($ per BOE)	$ 0.25	928	0.026
Cash G&A expenses ($ per BOE)	$ 0.25	928	0.026

Focus is committed to increasing the long term value of the Trust to Unitholders. The following goals are the foundation of our commitment to value creation:

- Maximize the value of existing assets;
- Attract and retain the best value creation team in the business;
- Pursue quality acquisitions that are strategic and accretive;
- Protect margins and improve profitability;
- Surface value through operational expertise and control; and
- Maintain financial flexibility and strength.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

Focus Energy Trust Units trade on the TSX under the symbol FET.UN, and the Exchangeable Shares of FET Resources Ltd. trade on the TSX under the symbol FTX.

APPENDIX A - CONSOLIDATED FINANCIAL STATEMENTS

Focus Energy Trust

Consolidated Balance Sheets

	December 31, 2003	December 31, 2002
		(Notes 1 & 3)
ASSETS		
Current assets		
Cash and cash equivalents	$ -	$ 14,705,034
Accounts receivable (note 14)	20,043,512	24,485,558
Prepaid expenses	1,092,559	1,081,605
	21,136,071	40,272,197
Petroleum and natural gas properties and equipment (note 4)	170,904,914	158,299,726
Reclamation fund (note 5)	1,030,000	-
	$193,070,985	$198,571,923
LIABILITIES		
Current		
Accounts payable and accrued liabilities (note 14)	$ 20,515,765	$ 19,805,189
Cash distributions payable	3,924,783	3,846,991
Commodity contract	-	1,353,067
	24,440,548	25,005,247
Long term debt (note 6)	21,336,532	51,801,000
Provision for site restoration and abandonment (note 4)	3,083,021	2,343,734
Future income taxes (note 13)	41,816,843	42,633,486
	90,676,944	121,783,467
UNITHOLDERS' EQUITY		
Unitholders' capital (note 7)	63,267,421	33,908,902
Exchangeable shares (note 7)	5,160,995	9,628,379
Contributed surplus (note 8)	245,524	-
Accumulated income	85,820,667	44,348,355
Accumulated cash distributions	(52,100,566)	(11,097,180)
	102,394,041	76,788,456
Commitments and conduciveness (note 15)		
Subsequent events (note 16)		
	$193,070,985	$198,571,923

See Notes to Consolidated Financial Statements

Focus Energy Trust

Consolidated Statements of Income and Accumulated Income

	Three Months Ended December 31, 2003	Three Months Ended December 31, 2002	Years Ended December 31, 2003	Years Ended December 31, 2002
		(Note 1)		(Note 1)
Revenues				
Production revenue	$ 26,731,884	$ 24,423,119	$111,832,343	$114,593,548
Royalties	(6,434,093)	(6,670,634)	(30,789,864)	(28,090,717)
Alberta Royalty Tax Credit	73,970	72,599	287,512	389,541
Facility income	621,349	610,086	2,611,767	1,574,612
Interest income	1,666	176,715	64,128	176,715
	20,994,776	18,611,885	84,005,886	88,643,699
Expenses				
Production	2,771,418	2,360,988	10,590,468	12,975,580
Technical Services Agreement (note 3)	-	1,050,000	2,100,000	1,501,613
General and administrative	1,370,594	589,231	3,627,275	3,100,384
Interest and financing	238,345	717,974	1,386,761	2,472,579
Depletion and depreciation	6,073,205	5,900,000	24,420,714	26,720,714
Provision for site restoration and abandonment	502,004	157,500	1,000,633	1,225,926
Reorganization expenses (note 3)	-	-	-	12,717,078
	10,955,566	10,775,693	43,125,851	60,713,874
Income before income and other taxes	10,039,210	7,836,192	40,880,035	27,929,825
Income and other taxes (note 13)				
Future income tax expense (reduction)	68,433	(966,507)	(816,643)	6,673,206
Current and large corporations tax	(485,650)	248,940	224,366	2,051,378
	(417,217)	(717,567)	(592,277)	8,724,584
Net income for the period	10,456,427	8,553,759	41,472,312	19,205,241
Transfer of assets and liabilities pursuant to Plan of Arrangement (note 3)	-	6,667,811	-	(26,532,976)
Accumulated income, beginning of period	75,364,240	29,126,785	44,348,355	51,676,090
Accumulated income,				

end of period	$ 85,820,667	$ 44,348,355	$ 85,820,667	$ 44,348,355
Net income per Unit (note 12) Basic and diluted	$ 0.33	$ 0.30	$ 1.36	$ 0.68

See Notes to Consolidated Financial Statements

Focus Energy Trust

Consolidated Statements of Cash Flows

	Three Months Ended December 31, 2003	Three Months Ended December 31, 2002	Years Ended December 31, 2003	Years Ended December 31, 2002
		(Note 1)		(Note 1)
Operating activities				
Net income for the period	$ 10,456,427	$ 8,553,759	$ 41,472,312	$ 19,205,241
Add non-cash items:				
Non-cash general and administrative expenses	409,639	277,002	1,084,483	277,002
Unrealized (gain) loss on commodity contract	(376,007)	332,688	(1,353,067)	1,353,067
Depletion and depreciation	6,073,205	5,900,000	24,420,714	26,720,714
Provision for site restoration and abandonment	497,675	157,500	1,000,633	1,225,926
Future income tax expense (reduction)	68,433	(966,507)	(816,643)	6,673,206
Funds flow from operations	17,129,372	14,254,442	65,808,432	55,455,156
Actual site restoration paid	(257,017)	(300)	(261,346)	(6,947)
Net change in non-cash working capital items	(2,787,652)	(3,192,922)	6,145,327	(12,514,656)
	14,084,703	11,061,220	71,692,412	42,933,553
Financing activities				
Proceeds from issue of Trust Units (net of costs)	52,151	-	23,891,651	-
Issue of Exchangeable shares	-	-	-	999,990
Proceeds from				

exercise of stock options	158,048	-	158,048	3,019,428
Increase (decrease) in long term debt	336,532	2,916,662	(30,464,468)	21,084,490
Cash distributions	(11,370,034)	(4,892,982)	(40,925,594)	(7,250,189)
	(10,823,303)	(1,976,320)	(47,340,363)	17,853,719
Investing activities				
Petroleum and natural gas properties and equipment additions	(4,749,557)	(3,666,468)	(16,809,155)	(40,139,989)
Acquisitions	(141,764)	-	(22,175,416)	-
Proceeds on disposal of petroleum and natural gas properties and equipment	-	-	1,958,669	-
Reclamation fund contributions	(160,000)	-	(1,030,000)	-
Net change in non-cash working capital items	1,053,075	2,686,456	(1,001,181)	(5,942,249)
	(3,998,246)	(980,012)	(39,057,083)	(46,082,238)
Increase (decrease) in cash and cash equivalents during the period	(736,846)	8,104,888	(14,705,034)	14,705,034
Cash and cash equivalents, beginning of period	736,846	6,600,146	14,705,034	-
Cash and cash equivalents, end of period	$ -	$ 14,705,034	$ -	$ 14,705,034

See Notes to Consolidated Financial Statements

FOCUS ENERGY TRUST

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

1. STRUCTURE OF THE TRUST AND BASIS OF PRESENTATION

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc.,

FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the Trust Units (the "Unitholders").

FET Resources Ltd. (the "Company") is a wholly-owned subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

Prior to the implementation of the Plan of Arrangement on August 23, 2002, the consolidated financial statements included the accounts of the Storm Energy Inc. and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to Storm Energy Inc. The consolidated financial statements of Focus Energy Trust include the accounts of the Trust, its wholly-owned subsidiaries (the Company and FET Gas Production Ltd.), and its share of a partnership.

2. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for site restoration and abandonment are based on estimates of reserves and future costs. The ceiling test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

a) Principles of Consolidation

The consolidated financial statements include the accounts of the Trust, its wholly-owned subsidiaries, and its share of a partnership. All inter-entity transactions and balances have been eliminated.

b) Petroleum and Natural Gas Properties and Equipment

The Trust follows the full cost method of accounting for petroleum and natural gas properties, whereby all costs of acquiring petroleum and natural gas properties and related development costs, whether productive or unproductive, are capitalized and accumulated in one

Canadian cost centre. Such costs include acquisition, drilling, geological, geophysical, and equipment costs and overhead expenses related to the properties and development activities. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined in the period that proved reserves are attributable to the properties or impairment has occurred. Maintenance and repairs are charged against income, and renewals and enhancements which extend the economic life of the properties and equipment are capitalized. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20 per cent or more.

Depletion of petroleum and natural gas properties and depreciation of equipment are provided for using the unit-of-production method based on estimated proved petroleum and natural gas reserves, before royalties, as determined by independent engineers calculated in accordance with National Instrument 51-101. Production and reserves of natural gas are converted to equivalent barrels of crude oil based on the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil. The depletion and depreciation cost base includes total capitalized costs, less prior depletion and depreciation charges, less costs of unproved properties, less the estimated future net realizable value of production equipment and facilities, plus provision for future development costs of proved undeveloped reserves.

c) Ceiling Test

The Trust places a limit on the aggregate carrying value of petroleum and natural gas properties and equipment, which may be amortized against revenues of future periods (the "ceiling test"). The ceiling test is a cost recovery test whereby the capitalized costs less accumulated depletion and depreciation, future site restoration and abandonment and future income tax liabilities are limited to an amount equal to the estimated undiscounted future net revenues from proved reserves less estimated recurring general and administrative expenses, future site reclamation and abandonment costs, future financing costs and income taxes. Costs and prices at the balance sheet date are used. Any costs carried on the balance sheet date in excess of the ceiling test limitation are charged to income.

d) Provision for Site Restoration and Abandonment

Provisions for future site restoration and abandonment are calculated on the unit-of-production basis over the life of the oil and gas properties based on total estimated proved reserves. The estimate made by management in consultation with the Trust's engineers, includes the cost of equipment removal and environmental clean up in accordance with current cost, anticipated methods, existing legislation and industry practice. The period change is expensed and actual expenditures are charged against the liability as incurred.

e) Financial Instruments

The Trust uses financial instruments to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. The Trust's policy is not to use financial instruments for speculative or trading purposes. Gains and losses on contracts which constitute effective hedges are recognized in production income at the time of sale of the related production. Financial instruments which do not

qualify as hedges are recorded on a mark-to-market basis at the balance sheet date with the resulting gains or losses being taken into income in the period.

f) Income Taxes

Income taxes are calculated using the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements of the Trust and their respective tax base, using substantively enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on acquisitions result in future income tax assets and liabilities.

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the Unitholders. As the Trust allocates all of its taxable income to the Unitholders in accordance with the Trust Indenture, and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income tax expense has been made in the Trust.

In the Trust structure, payments are made between the Company and the Trust which result in the transferring of taxable income from the Company to individual Unitholders. These payments may reduce future income tax liabilities previously recorded by the Company which would be recognized as a recovery of income tax in the period incurred.

g) Unit-Based Compensation Plan

The Trust has a unit-based compensation plan (the "Plan") for employees, directors and consultants of the Trust and its subsidiaries which are described in Note 8. Compensation expense associated with rights granted under the Plan is deferred and recognized in income over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. Compensation expense is based on the fair value of the unit-based compensation at the date of grant using a Black Scholes option pricing model. The fair value method has been adopted prospectively for 2003 rights granted. The pro forma impact for rights granted for the period from August 23, 2002 to December 31, 2002 using the fair value method is disclosed in Note 8.

Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in unitholders' capital.

The Trust has not incorporated an estimated forfeiture rate for rights that will not vest, rather, the Trust accounts for actual forfeitures as they occur.

h) Per Unit Amounts

Net income per Unit is calculated using the weighted average number of Units (or common shares to August 23, 2002) outstanding during the year, including the weighted average number of Exchangeable Shares outstanding converted at the exchange ratio at the end of each month. Diluted net income per Unit is calculated using the treasury stock method to determine the dilutive effect of unit based compensation.

The treasury stock method assumes that the proceeds received from the exercise of "in the money" Trust Unit rights are used to repurchase Units at the average market rate during the period. The weighted average number of Units outstanding is then adjusted by the net change.

i) Revenue Recognition

Revenue associated with sales of crude oil, natural gas, and natural gas liquids is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

j) Joint Operations

Certain of the Trust's exploration and production activities are conducted jointly with others through unincorporated joint ventures. The accounts of the Trust reflect its proportionate interest in such activities.

k) Cash and Cash Equivalents

The Trust considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist primarily of funds on deposit for various terms. Cash and cash equivalents are stated at cost which approximates fair value.

l) Foreign Currency Translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the monthly average rates of exchange. Translation gains and losses are included in income in the period in which they arise.

m) Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

3. TRANSFER OF ASSETS AND LIABILITIES PURSUANT TO PLAN OF ARRANGEMENT

Under the Plan of Arrangement, the Company transferred to Storm Energy Ltd. certain assets, being producing and exploratory oil and gas properties, administrative assets and working capital, and an allocation of long term debt. As this was a related party transaction, assets and liabilities were transferred at book value. Details are as follows:

Petroleum and natural gas properties and equipment	$ 49,739,821
Office furniture and equipment	348,714
Leasehold improvements	37,454
Net working capital	1,575,566
Future income tax asset	191,551
Total assets transferred	51,893,106
Long term debt	24,292,399
Provision for site restoration and abandonment	1,067,731
Net assets transferred and reduction	

in retained earnings	$ 26,532,976

Associated with the Plan of Arrangement, the Company recorded reorganization costs of $12.7 million, with $9.6 million related to the cancellation of stock options, and advisory and other costs of $3.1 million.

4. PETROLEUM AND NATURAL GAS PROPERTIES AND EQUIPMENT

	2003	2002
Petroleum and natural gas properties and equipment, at cost	$284,708,698	$247,682,796
Accumulated depletion and depreciation	(113,803,784)	(89,383,070)
Petroleum and natural gas properties and equipment, at cost, net	$170,904,914	$158,299,726

The calculation of depletion and depreciation in 2003 included an estimate of $28.4 million (2002 - $28.5 million) for future development costs associated with proved undeveloped reserves. Unproved property costs of $1.8 million (2002 - nil) and estimated net realizable value of production equipment and facilities of $12.6 million (2002 - nil) were excluded from the depletion calculation.

The ceiling test calculation as at December 31, 2003 indicated that the net recoverable amount from proved reserves exceeded the net carrying value of the petroleum and natural gas properties and equipment. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value. The prices used for the ceiling test were based on commodity prices as at the measurement date of December 31, 2003 being $40.28 per barrel of crude oil (2002 - $44.98), $6.72 per mcf of natural gas (2002 - $5.56), and $36.25 per barrel of natural gas liquids (2002 - $38.04).

As at December 31, 2003, the Trust's estimated future site restoration and abandonment costs to be accrued over the life of the remaining proved reserves is $18,337,000 (2002 - $6,885,000). Of this amount, $3,083,020 has been accrued as an accumulated liability on the consolidated balance sheet as at December 31, 2003 (2002 - $2,343,734).

5. RECLAMATION FUND

	2003	2002
Balance as at January 1	$ -	$ -
Contributions	$ 1,030,000	$ -
Balance as at December 31	$ 1,030,000	$ -

A reclamation fund was established to fund the payment of environmental and site reclamation costs. Annual contributions will

be made to the reclamation fund such that the currently estimated future environmental and site reclamation costs will be funded after 20 years. Interest earned will form part of the reclamation fund. The Company may use the reclamation fund for purposes of funding its' environmental and site reclamation costs. The reclamation fund is held on deposit at a Canadian financial institution.

6. LONG TERM DEBT

The Company has a revolving term credit facility with a Canadian financial institution. The Company has $70 million available under this facility. At December 31, 2003, the available borrowings under this facility were reduced by an $800,000 letter of credit. Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. libor rates plus applicable margins, depending on the form of borrowing by the Company. The facility is subject to an annual review by the bank and if certain conditions are not met the facility becomes a two year term loan with the first repayment due within 366 days. No current payments are required. The loan facility is secured by a floating charge debenture in the amount of $125 million covering all of the assets of the Company and a general security agreement.

Subsequent to December 31, 2003, the Company closed a $70 million revolving syndicated credit facility among four financial institutions with an extendible 364 day revolving period and a one year amortization period. The loan facility is secured by a floating charge debenture in the amount of $300 million covering all of the assets of the company and a general security agreement. The Company also has a $10 million demand operating line of credit.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. libor rates plus applicable margins depending on the form of borrowing by the Company. Stamping fees and margins vary from zero per cent to 1.50 per cent dependent upon financial statement ratios and type of borrowing.

The credit facility will revolve until May 2004, whereupon it may be renewed for a further 364 day term subject to review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of five per cent and the remaining 85 per cent at the end of the term.

7. UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

Pursuant to the Plan of Arrangement, 20,884,039 Trust Units and 7,706,263 Exchangeable Shares were issued on August 23, 2002 upon the cancellation of all outstanding common shares of Storm Energy Inc. and 145,984 Exchangeable Shares were purchased by three officers of the Trust.

An unlimited number of Trust Units may be issued pursuant to the Trust Indenture. Each Trust Unit entitles the holder to one vote at any meeting of the Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding-up of the Trust. The Trust Units are redeemable at the option of the Unitholder, up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Company.

Trust Units of Focus Energy Trust (including conversion of Exchangeable Shares)	Number of Units		Consideration	
	2003	2002	2003	2002
Trust Units outstanding (see (a) below)	28,034,233	22,804,905	$ 63,267,421	$ 33,908,902
Trust Units issuable on conversion of Exchangeable Shares (i) (see (b) below)	3,788,258	6,160,621	5,160,995	9,628,379
Balance as at December 31	31,822,491	28,965,526	$ 68,428,416	$ 43,537,281

(i) The exchange ratio at December 31, 2003 was 1.16718 (December 31, 2002 - 1.03291) Trust Units for each Exchangeable Share.

(a) Trust Units of Focus Energy Trust

	Number of Units		Consideration	
	2003	2002	2003	2002
Balance as at January 1	22,804,905	-	$ 33,908,902	$ -
Issued pursuant to Plan of Arrangement(i)	-	20,884,039	-	30,970,217
Issued on conversion of Exchangeable Shares(ii)	3,037,076	1,907,393	4,467,384	2,799,700
Issued pursuant to the Executive Bonus Plan(iii)	71,752	13,473	841,434	138,985
Issued for Cash Trust Units(iv)	2,100,000	-	25,410,000	-
Trust Unit Issue Expenses	-	-	(1,518,347)	-
Exercise of Unit Appreciation Rights	20,500	-	158,048	-
Balance as at December 31	28,034,233	22,804,905	$ 63,267,421	$ 33,908,902

(i) Issued August 23, 2002 pursuant to the Plan of Arrangement and recorded at the book value of the Storm Energy Inc. common

shares.

(ii) Issued on conversion of Exchangeable Shares to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged

(iii) Pursuant to the Executive Bonus Plan, 50% of all amounts due under such plan are payable through the issuance of Trust Units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.

(iv) Issued for cash on June 25, 2003.

(b) Exchangeable Shares of FET Resources Ltd.

	Number of Shares		Consideration	
	2003	2002	2003	2002
Balance as at January 1	5,964,335	-	$ 9,628,379	$ -
Issued pursuant to Plan of Arrangement(i)	-	7,706,263	-	11,428,089
Issued for cash(ii)	-	145,984	-	999,990
Exchanged for Trust Units(iii)	(2,718,685)	(1,887,912)	(4,467,384)	(2,799,700)
Balance as at December 31	3,245,650	5,964,335	$ 5,160,995	$ 9,628,379

(i) Issued August 23, 2002 pursuant to the Plan of Arrangement and recorded at the book value of the Storm Energy Inc. common shares

(ii) Purchase by three officers of the Trust pursuant to the Plan of Arrangement

(iii) Cancellation on conversion to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged

The Exchangeable shares of FET Resources Ltd. are convertible at any time into Trust Units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the Trust Units divided by the ten day weighted average Unit price preceding the record date. During the period of January 1 to December 31, 2003, a total of 2,718,685 Exchangeable Shares were converted into 3,037,076 Trust Units at exchange ratios prevailing at the time. The exchange ratio at the time of issuance on August 23, 2002 was one Trust Unit for each Exchangeable Share. At December 31, 2003, the exchange ratio was 1.16718 Trust Units for each Exchangeable Share. Cash distributions are not paid on the Exchangeable shares. On the tenth anniversary of the issuance of the Exchangeable Shares, subject to extension of such date by the Board of Directors of the Company, the Exchangeable Shares will be redeemed for Trust Units at a price equal to the value of that number of Trust Units based on the exchange ratio as at the last business day prior to the redemption date. The Exchangeable Shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

(c) Common Shares of Storm Energy Inc.

	Number of Shares	Consideration
Balance as at December 31, 2001	27,782,008	$ 39,378,878
Issued upon exercise of stock options	808,294	3,019,428
Balance August 22, 2002 prior to Plan of Arrangement	28,590,302	42,398,306
Trust Units issued	(20,884,039)	(30,970,217)
Exchangeable Shares issued	(7,706,263)	(11,428,089)
	nil	$ nil

Pursuant to the Plan of Arrangement, shareholders of Storm Energy Inc. received one Unit in Focus Energy Trust or one Exchangeable share in FET Resources Ltd., and one share in a new public exploration and production company, Storm Energy Ltd., for each common share held.

8. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 1,500,000 rights, but the number of Units reserved for issuance upon the exercise of Rights shall not at any time exceed 5% of the aggregate number of issued and outstanding Units of the Trust and including the number of Units which may be issued on the exchange of the outstanding Exchangeable Shares.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the Trust Units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per Unit basis, made by the Trust after the grant date which represent a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years, and vest equally over a four year period commencing on the first anniversary of the grant.

	Number of Rights		Weighted Average Exercise Price - $	
	2003	2002	2003	2002
Balance as at January 1	320,000	-	$ 9.39	-
Granted	376,000	320,000	$ 12.19	$ 9.68
Exercised	(20,500)	-	$ 7.71	-
Cancelled	(10,000)	-	$ 12.08	-

Before reduction

of exercise price	665,500	320,000	$ 11.07	$ 9.68
Reduction of exercise price	-	-	(1.33)	(0.29)
Balance as at December 31	665,500	320,000	$ 9.74	$ 9.39

A summary of the plan as at December 21, 2003 is as follows:

Exercise Price at Grant Date	Adjusted Exercise Price	Number of Rights Outstanding	Remaining Contractual Life of Right (years)	Number of Rights Exercisable
$ 9.62	$ 7.655	259,500	3.69	49,500
10.10	8.465	40,000	3.97	10,000
10.87	9.480	40,000	4.12	-
11.54	10.420	6,000	4.35	-
12.08	11.240	254,000	4.52	-
14.26	13.700	8,000	4.67	-
13.61	13.050	5,000	4.71	-
13.38	12.960	50,000	4.76	-
13.33	13.050	3,000	4.81	-
$ 11.07	$ 9.740	665,500	4.16	59,500

The Trust has prospectively adopted the fair value method for 2003 rights granted. The Trust has recorded non-cash compensation expense and contributed surplus of $245,524 for the year ended December 31, 2003. This amount is calculated based on rights issued subsequent to January 1, 2003 of 376,000 rights.

Had the Trust used the fair value method for rights granted between August 23, 2002 and December 31, 2002 pro forma net income would have decreased by $136,758 (2002 - $37,154).

Pro Forma Results	2003	2002
Net income as reported	$ 41,472,312	$ 19,205,241
Less: compensation expense for rights issued in 2002	(136,758)	(37,154)
Pro forma net income	$ 41,335,554	$ 19,168,087
Net income per Trust Unit - basic		
As reported	$ 1.36	$ 0.68
Pro forma	$ 1.36	$ 0.68
Net income per Trust Unit - diluted		
As reported	$ 1.36	$ 0.68
Pro forma	$ 1.35	$ 0.68

The fair value of rights granted in 2003 was estimated using a modified Black Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.23%, volatility of 20%, life of five years and a dividend yield rate of

11%. Users are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

9. CASH DISTRIBUTIONS PAYABLE

The Trust has net income for each year which includes all interest income from the Company, and other income, which accrues to the Trust to the end of the year. Under the Trust Indenture, taxable income of the Trust for each year will be paid or payable by way of cash distributions to the Unitholders.

The taxable income of the Trust includes a deduction for the allocation of taxable income to Unitholders, which is paid or becomes payable in the year. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to Unitholders in order to reduce the Trust's taxable income to zero. Such taxable income relating to the payable amount is allocated to Unitholders of record at the end of the year, and each Unitholder receives a pro rata share of the payable amount.

10. FINANCIAL INSTRUMENTS

The Company's financial instruments included in the balance sheet are comprised of accounts receivable, other receivables, accounts payable and accrued liabilities and bank debt.

Credit risk:
The Company's accounts receivable are due from a diverse group of customers and as such are subject to normal credit risks.

Interest rate risk:
The Company is also exposed to interest rate risk to the extent that long term debt is at a floating rate of interest.

Fair values:
The fair values of short term financial instruments, being accounts receivable, accounts payable and accrued liabilities and cash distributions payable approximate their carrying values due to their short term to maturity. The fair value of long term debt approximates its carrying value due to the floating interest rate and the revolving nature of the obligation.

The following financial contracts were outstanding as at December 31, 2003. Settlement of these contracts, which have no book value, would have resulted in a net payment by the Trust of $1,128,949.

Financial Contracts	Daily Quantity	Contract Price	Price Index	Term
Crude oil - fixed price	500 bbls	$ 41.80 Cdn	WTI	September 2003 - August 2004
	900 bbls	$ 35.63 Cdn	WTI	September 2003 - December 2004
Natural gas - costless collar	6,420 GJ	$5.75-$8.03 Cdn	AECO	November 2003 -

11. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. Settlement of these contracts, which have no book value, would have resulted in a net payment to the Trust of approximately $391,266.

Physical Contracts	Daily Quantity	Contract Price	Price Index	Term
Natural gas - fixed price	5,000 MMBTU	$ 8.21 Cdn	Sumas	November 2003 - March 2004
	5,000 GJ	$ 7.21 Cdn	Stn.2, B.C.	November 2003 - March 2004
	5,000 GJ	$ 6.11 Cdn	Stn.2, B.C.	November 2003 - October 2004
	6,000 GJ	$ 5.20 Cdn	Stn.2, B.C.	April 2004 - October 2004
	7,000 GJ	$ 5.13 Cdn	Stn.2, B.C.	April 2004 - October 2004
	6,000 GJ	$ 5.68 Cdn	Stn.2, B.C.	April 2004 - October 2004(x)
	5,000 GJ	$ 6.47 Cdn	Stn.2, B.C.	November 2004 - March 2005(x)

(x) Contracts entered into subsequent to December 31, 2003.

12. PER UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per unit calculations are based on the weighted average number of Trust Units (common shares prior to August 23, 2002) outstanding. Diluted calculations include additional Trust Units for the dilutive impact of rights outstanding pursuant to the Rights Plan.

Basic per unit calculations are based on the weighted average number of Trust Units outstanding in 2003 of 30,493,373 (2002 of 28,799,795 for the period August 23 to December 31 and 28,210,245 Trust Units or common shares for the year ended December 31, 2002) which includes outstanding Exchangeable Shares converted at the year-end exchange ratio.

Diluted calculations include additional Trust Units in 2003 of 129,990 (2002 of 8,764 for the period August 23 to December 31 and 3,145 for the year ended December 31, 2002) for the dilutive impact of the Rights Plan. There were no adjustments to net income in calculating dilutive per unit amounts.

Supplementary cash flow information

	2003	2002

Interest paid	$ 1,345,300	$ 2,349,829
Interest received	18,003	176,715
Taxes paid	(862,688)	882,382
Cash distributions paid	40,925,594	7,250,188

13. INCOME TAXES

In 2003, Royal Assent was received legislating the reduction of the general corporate income tax rate on income from resource activities from 28% to 21% and for the elimination of the existing 25% resource allowance deduction and introduced the deductibility of actual provincial and other Crown royalties paid all over a five year period. As a result of these changes, as well as a reduction in the Alberta corporate income tax rate from 13% to 12.5%, the expected future income tax rate is 37% compared to 42% at December 31, 2002.

As a result of the change in corporate income tax rates, the trust recorded a future income tax recovery of $3.3 million in 2003.

The provision for future income taxes is different from the amount computed by applying the combined statutory Canadian Federal and Provincial income tax rate to income for the period before income taxes.

The differences are as follows:

	2003	2002
Income before income and other taxes	$ 40,880,035	$ 27,929,825
Statutory combined federal and provincial income tax rate	40.98%	42.22%
Expected income tax expense at statutory rates	$ 16,752,638	$ 11,791,972
Add (deduct) the income tax effect of:		
Non-deductible crown charges	10,659,788	9,281,286
Resource allowance	(9,077,768)	(7,785,742)
Alberta royalty tax credit	(117,822)	(165,552)
Reduction in corporate tax rate	(3,250,000)	(399,161)
Income attributable to the Trust, not subject to income tax	(16,259,305)	(4,685,229)
Capital tax	879,340	911,102
Other	(179,148)	(224,092)
Income and other taxes	$ (592,277)	$ 8,724,584

The components of the future tax liability at December 31 are as follows:

	2003	2002
Capital assets in excess of tax value	$ 47,164,042	$ 49,126,298
Provision for site restoration and abandonment	(1,136,401)	(934,438)
Non-capital losses	(2,662,030)	(3,868,656)
Other	(1,548,768)	(1,689,718)

Future income taxes	$ 41,816,843	$ 42,633,486

As at December 31, 2003, the Trust had non-capital losses for income tax purposes of approximately $7 million which expire in 2009.

14. RELATED PARTY TRANSACTIONS

a) The Trust has three directors who are also directors of Storm Energy Ltd., a publicly listed oil and gas company. There are accounts receivable and accounts payable with Storm Energy Ltd. arising through the normal course of business and measured at the exchange amount which is the amount of consideration established and agreed to by the related parties. The Trust had approximately $1.8 million (2002 - $9.4 million) due to Storm Energy Ltd. and $1.0 million (2002 - $10.5 million) due from a subsidiary of Storm Energy Ltd. at December 31, 2003.

b) During 2003, the Trust paid $97,730 for legal services (2002 - $114,000) provided by a firm in which a current director is a partner.

c) In June 2003 the Trust completed the Loon Lake property acquisition for $17.4 million from Storm Energy Ltd. The approval of the transaction was made by the unrelated directors of the Trust based on an independent engineering evaluation.

15. COMMITMENTS AND CONTINGENCIES

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Trust's financial position or reported results in operations.

16. SUBSEQUENT EVENTS

On April 1, 2004 the Trust expects to complete the acquisition of additional working interests at its Tommy Lakes property in northeastern British Columbia for $110 million before closing adjustments. The acquisition was financed with a combination of debt drawn from the Trusts existing credit facilities and a bought-deal equity financing of $74.5 million.

The Trust issued 5,000,000 Trust Units at $14.90 per unit to raise gross proceeds of $74.5 million on March 23, 2004 to partially finance the above described acquisition.

APPENDIX B - RESERVES INFORMATION

The following cautionary statements are specifically required by NI 51-101.

1. It should not be assumed that the estimates of future net revenues presented in the tables represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be

attained and variances could be material.

2. Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio of 6 Mcf:1 bbl has been used in all cases in this disclosure. This BOE conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

3. The aggregate of the exploration and development costs incurred in the most recent financial year and the change during the year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

4. Estimates of reserves and future net revenues for individual properties may not reflect the same confidence level as estimates of reserves and future net revenues for all properties due to the effects of aggregation.

5. In all cases, the F&D, or FD&A cost is calculated by dividing the identified capital expenditures by the applicable reserves additions.

2003 RESERVES SUMMARY

Company Gross Reserves at December 31, 2003

(before deduction of royalties payable, not including royalties receivable)
(based on Forecast Prices and Costs)

	Light Crude Oil (mbbl)	Natural Gas (mmcf)	NGLs (mbbl)	Oil Equivalent (mboe)
Proved Producing	3,935	65,931	1,160	16,084
Proved Non-producing	221	8,146	80	1,659
Total Proved Developed	4,156	74,077	1,240	17,743
Proved Undeveloped	806	22,411	363	4,903
Total Proved	4,962	96,488	1,603	22,646
Probable Additional	1,536	29,872	434	6,949
Total Proved + Probable	6,498	126,360	2,037	29,595

Company Net Reserves at December 31, 2003
(after deduction of royalties payable, including royalties receivable)
(based on Forecast Prices and Costs)

	Light Crude Oil (mbbl)	Natural Gas (mmcf)	NGLs (mbbl)	Oil Equivalent (mboe)
Proved Producing	3,391	49,399	903	12,527
Proved Non-producing	208	6,100	64	1,289

Total Proved Developed	3,599	55,499	967	13,816
Proved Undeveloped	744	17,390	291	3,933
Total Proved	4,343	72,889	1,258	17,749
Probable Additional	1,353	22,204	341	5,395
Total Proved + Probable	5,696	95,093	1,599	23,144

2003 RESERVE RECONCILIATION

Company Gross Reserves
(before deduction of royalties payable, not including royalties receivable)

	Light Crude Oil (mbbl)	Natural Gas (mmcf)	NGLs (mbbl)	Oil Equivalent (mboe)
TOTAL PROVED				
December 31, 2002	5,034	106,915	1,666	24,519
Discoveries	51	1,089	23	256
Extensions	40	2,008	21	396
Improved Recovery	412	0	0	412
Technical Revisions	(1,578)	(3,774)	(10)	(2,216)
Economic Factors	0	0	0	0
Acquisitions	1,987	2,764	83	2,530
Dispositions	(128)	(11)	0	(130)
Production	(856)	(12,503)	(181)	(3,120)
December 31, 2003	4,962	96,488	1,603	22,646
PROBABLE(1)				
December 31, 2002	497	15,619	227	3,327
Discoveries	25	172	4	57
Extensions	18	291	3	69
Improved Recovery	565	0	0	565
Technical Revisions	213	13,249	183	2,605
Economic Factors	0	0	0	0
Acquisitions	283	545	17	391
Dispositions	(64)	(4)	0	(65)
Production	0	0	0	0
December 31, 2003	1,536	29,872	434	6,949
PROVED PLUS PROBABLE(1)				
December 31, 2002	5,531	122,534	1,893	27,846
Discoveries	76	1,261	27	313
Extensions	58	2,299	24	465
Improved Recovery	977	0	0	977
Technical Revisions	(1,365)	9,475	174	388
Economic Factors	0	0	0	0

Acquisitions	2,269	3,309	100	2,921
Dispositions	(192)	(15)	0	(195)
Production	(856)	(12,503)	(181)	(3,120)
December 31, 2003	6,498	126,360	2,037	29,595

Notes:
(1) December 31, 2002 Probable reserves presented are risked at 50%.
(2) All reserves are based on forecast prices and costs.

2003 NET PRESENT VALUE SUMMARY

Net Present Value of Future Net Revenue
Using Paddock Lindstrom and Associates Ltd. January 1, 2004 Forecast Prices and Costs

	Undiscounted ($M)	Discounted at 5% ($M)	Discounted at 10% ($M)	Discounted at 15% ($M)	Discounted at 20% ($M)
Proved Producing	270,044	217,816	184,760	161,865	145,010
Proved Non-producing	22,452	16,596	13,161	10,912	9,325
Total Proved Developed	292,496	234,412	197,921	172,777	154,335
Proved Undeveloped	67,438	45,580	32,530	24,149	18,441
Total Proved	359,933	279,992	230,451	196,926	172,776
Probable Additional	107,446	63,852	42,529	30,543	23,118
Total Proved + Probable	467,379	343,844	272,980	227,469	195,894

(1) Values include ARTC

JANUARY 1, 2004 PRICE FORECAST - PADDOCK LINDSTROM AND ASSOCIATES LTD

	WTI Crude Oil $US/bbl	Edmonton Light Crude Oil $CDN/bbl	Henry Hub Natural Gas $US/mmbtu	AECO C Natural Gas $CDN/ mmbtu	Westcoast Station 2 Natural Gas $CDN/ mmbtu	Exchange Rate $US/$CDN
2004	29.00	37.61	5.25	6.00	5.98	0.75
2005	26.50	34.25	4.75	5.31	5.29	0.75
2006	25.50	32.90	4.40	4.83	4.81	0.75
2007	25.00	32.21	4.45	4.87	4.85	0.75
2008	25.50	32.85	4.50	4.92	4.90	0.75
2009	26.01	33.51	4.55	4.96	4.94	0.75
2010	26.53	34.18	4.60	5.01	4.99	0.75
2011	27.06	34.86	4.65	5.05	5.03	0.75

Escalate thereafter at	2%/yr	2%/yr	2%/yr	2%/yr	2%/yr	0%/yr

Net Present Value of Future Net Revenue
Using Constant Prices and Costs

	Undiscounted ($M)	Discounted at 5% ($M)	Discounted at 10% ($M)	Discounted at 15% ($M)	Discounted at 20% ($M)
Proved Producing	382,969	300,807	249,993	215,432	190,377
Proved Non-producing	35,284	25,537	19,955	16,356	13,846
Total Proved Developed	418,253	326,343	269,948	231,788	204,222
Proved Undeveloped	104,447	72,138	53,072	40,827	32,435
Total Proved	522,700	398,482	323,020	272,615	236,657
Probable Additional	154,049	93,115	63,223	46,278	35,657
Total Proved + Probable	676,749	491,597	386,244	318,893	272,313

(1) Values include ARTC

Constant Prices at December 31, 2003

	Edmonton Light Crude Oil $CDN/bbl	AECO C Natural Gas $CDN/mmbtu	Westcoast Station 2 Natural Gas $CDN/mmbtu
2004 and thereafter	40.28	6.72	6.61

FINDING AND DEVELOPMENT COSTS

Company Gross Reserves Excluding the Effect of Acquisitions and Dispositions	2003	2002	2001	Three Year Total
Capital expenditures - $M	16,589	39,535	63,322	119,332
Net change in future development capital - $M				
Proven	(2,506)	14,140	2,066	13,700
Proven plus probable(1)	(921)	17,703	3,237	20,019
Total capital including change in future development capital - $M				
Proven	14,083	53,675	65,388	133,032

Proven plus probable(1)	15,668	57,238	66,559	139,351
Reserve additions - $M				
Proven	(1,153)	6,894	9,742	15,483
Proven plus probable(1)	2,143	7,912	10,700	20,755
Finding and development cost - $/boe				
Proven	n/a	$7.79	$6.71	$8.59
Proven plus probable(1)	$7.31	$7.23	$6.22	$6.71

(1) Reserves and costs for 2001 and 2002 are presented on an established basis (proved plus probable risked at 50%)

FINDING, DEVELOPMENT AND ACQUISITION COSTS Company Gross Reserves Including the Effect of Acquisitions and Dispositions	2003	2002	2001	Total
Capital expenditures - $M	36,805	40,140	62,738	139,684
Net change in future development capital - $M				
Proven	(94)	14,140	2,066	16,112
Proven plus probable(1)	1,579	17,703	3,237	22,519
Total capital including change in future development capital - $M				
Proven	36,711	54,280	64,804	155,796
Proven plus probable(1)	38,384	57,843	65,975	162,203
Reserve additions - $M				
Proven	1,247	6,894	9,718	17,859
Proven plus probable(1)	4,869	7,912	10,674	23,455
Finding and development cost - $/boe				
Proven	$29.44	$7.87	$6.67	$8.72
Proven plus probable(1)	$7.88	$7.31	$6.18	$6.92

(1) Reserves and costs for 2001 and 2002 are presented on an established basis (proved plus probable risked at 50%)

>>

%SEDAR: 00018353E

/For further information: please contact Derek W. Evans, President and Chief Executive Officer, or William D. Ostlund, Vice President Finance and Chief Financial Officer, Focus Energy Trust, 3250, 205-5th Avenue S.W., Calgary, Alberta, T2P 2V7, Telephone: (403) 781-8409, Telecopier: (403) 781-8408/

(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 23:39e 25-MAR-04

News release via Canada NewsWire, Calgary 403-269-7605

82-34761

Attention Business Editors:
Focus Energy Trust Announces Closing of Property Acquisition

CALGARY, April 1 /CNW/ - Focus Energy Trust ("Focus") (TSX: FET.UN) announced today the closing of its previously announced acquisition of additional working interests at its Tommy Lakes property in northeastern British Columbia for $110 million, before closing adjustments.

Tommy Lakes is a high quality long life natural gas property which has a large accumulation of natural gas in place and is a key natural gas producing asset of the Trust. This property is operated by Focus and contains the main development opportunities of the Trust.

%SEDAR: 00018353E

/For further information: Derek W. Evans, President and Chief Executive Officer, William D. Ostlund, Vice-President, Finance and Chief Financial Officer, Focus Energy Trust, Tel: (403) 781-8409, Fax: (403) 781-8408/
(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 18:08e 01-APR-04

News release via Canada NewsWire, Calgary 403-269-7605

82-34761

Attention Business Editors:
Focus Energy Trust 2003 U.S. Income Tax Information

Focus Energy Trust - FET.UN -TSX

CALGARY, April 5 /CNW/ - The following information is being provided to assist U.S. individual Unitholders of Focus Energy Trust ("Focus") in reporting distributions received from Focus during 2003 on their Internal Revenue Service ("IRS") Form 1040 - U.S. Individual Income Tax Return ("Form 1040") for 2003.

Focus Trust Units held outside of a Qualified Retirement Plan

For distributions relating to 2003, 100% of the distributions are taxable as dividends to the Unitholder for U.S. federal income tax purposes. After consulting with its tax advisors, Focus believes that its distributions should be considered "Qualified Dividends" under the Jobs and Growth Tax Relief Reconciliation Act of 2003 and should be eligible for the reduced U.S. dividend tax rate. However, the individual taxpayer's situation must be considered before making this determination. Qualified Dividends should be reported on Line 9(b) of the IRS Form 1040, unless the facts of the U.S. individual Unitholder determines otherwise. Page 23 of the IRS 2003 Form 1040 instruction booklet provides examples of individual situations where the distributions would not be "Qualified Dividends". Where the distributions are not considered "Qualified Dividends" due to an individual's situation, the amount should be reported on Schedule B, Part II - Ordinary Dividends and Line 9 (a) of your IRS Form 1040.

For the non-taxable portion of distributions, if any, ("Non-Taxable Return of Capital"), a taxpayer must reduce the cost (or other basis) by the amount of non-taxable distributions in calculating the gain or loss on sale of Focus Units. If the amount of "Non-Taxable Return of Capital" exceeds your cost (or other basis), report the excess as a capital gain.

U.S. Unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet provided by the IRS to determine the amount of tax applicable.

Canadian withholding taxes that have been withheld from your distributions should be reported on Form 1116 "Foreign Tax Credit (Individual, Estate or Trust)". Information regarding the amount of Canadian tax withheld relating to 2003 distributions should be available through your investment advisor or other intermediary and is not available from Focus Energy Trust.

Focus Trust Units held within a Qualified Retirement Plan

There should be no amount that is required to be reported as income on an IRS Form 1040 where the Focus Trust Units are held in a Qualified Retirement Plan.

The information in this release is not meant to be an exhaustive discussion of all possible U.S. income tax considerations, but a general guideline and is not intended to be legal or tax advice to any particular holder or potential holder of Focus Energy Trust Units. Holders or potential holders of Trust Units should consult their own tax advisors as to their particular tax consequences of holding Trust Units.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and natural gas properties, delivering consistent distributions to Unitholders, and ensuring financial strength and sustainability.
%SEDAR: 00018353E

/For further information: Mr. Bill Ostlund, Vice President, Finance, Phone: (403) 781-8406, Fax: (403) 781-8408, www.focusenergytrust.com/
(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 15:47e 05-APR-04

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Focus Energy Trust Increases Distributions to $0.15 Per Unit

CALGARY, April 15 /CNW/ - Focus Energy Trust ("Focus") (FET.UN - TSX and FTX - TSX) announces today that the Board of Directors of FET Resources Ltd. has set the distribution policy for the second quarter of 2004 to increase monthly distributions to $0.15 per Trust Unit. Further, Focus has declared a distribution of $0.15 per Trust Unit to be paid on May 17, 2004 in respect of April production, for unitholders of record on April 30, 2004. The ex-distribution date is April 28, 2004.

<<

Record Date	Ex-Distribution Date	Distribution Date	Distribution per Unit
April 30	April 28	May 17, 2004	$0.15
May 31	May 27	June 15, 2004	$0.15 ((x))
June 30	June 28	July 15, 2004	$0.15 ((x))

>>

((x)) Estimated distributions based upon current market outlook and are subject to change.

The Exchangeable Shares of FET Resources Ltd. (FTX - TSX) are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the Exchangeable Shares.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, ensuring financial strength, and sustainability.

Forward-Looking Statements - Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00018353E

/For further information: Derek W. Evans, President and Chief Executive Officer or William D. Ostlund, Vice President Finance and Chief Financial Officer, Telephone: (403) 781-8409, Telecopier: (403) 781-8408/

(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 17:38e 15-APR-04

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: FOCUS ENERGY TRUST

Financial Year Ending, used in calculating the participation fee: DECEMBER 31, 2003

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		28,034,233	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$12.74	
Market value of class or series	=	$357,156,128	
			$357,156,128(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			$48,262,407(B)
(Repeat for each class or series of corporate debt or preferred shares)			(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			$405,418,535
Total fee payable in accordance with Appendix A of the Rule			**$25,000**
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule)

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit

Contributed surplus

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________
Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________
Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, an Ontario person X

____

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

FOCUS ENERGY TRUST

Notice of Annual Meeting of Unitholders to be held on Thursday, May 27, 2004

The annual meeting (the "Meeting") of the holders (the "Unitholders") of trust units ("Trust Units") of Focus Energy Trust (the "Trust") will be held in the Lakeview Room of the Westin Hotel, 320 – 4th Avenue S.W., Calgary, Alberta on Thursday, May 27, 2004 at 3:00 p.m. (Calgary time) to:

1. receive and consider our financial statements of the Trust for the year ended December 31, 2003, together with the auditors' report thereon;

2. fix the number of directors of FET Resources Ltd. to be elected at the meeting at six (6) members;

3. elect six (6) directors of FET Resources Ltd.;

4. appoint the auditors and to authorize the directors to fix their remuneration as such;

5. transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the meeting are set forth in the Information Circular - Proxy Statement accompanying this notice.

If Unitholders who are unable to attend the Meeting in person we request that you date and sign the enclosed form of proxy and mail it to or deposit it with Valiant Trust Company, Suite 510, 550 – 6th Avenue S.W., Calgary, Alberta T2P 0S2. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time for holding the Meeting or any adjournment thereof.

Valiant Trust Company, the Trustee of the Trust, has fixed the record date of the Meeting at the close of business on April 20, 2004 (the "Record Date"). Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders prepared as at the Record Date at the Meeting. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

DATED at Calgary, Alberta this 20th day of April, 2004.

By order of the Board of Directors of
FET Resources Ltd.

(signed) "Derek W. Evans"
President and Chief Executive Officer

FOCUS ENERGY TRUST

INFORMATION CIRCULAR - PROXY STATEMENT

FOR THE ANNUAL MEETING OF UNITHOLDERS TO BE HELD ON THURSDAY, MAY 27, 2004

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by management of Focus Energy Trust (the "Trust"), for use at the Annual Meeting of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust (the "Meeting") to be held on the 27th day of May, 2004, at 3:00 p.m. (Calgary time) in the Lakeview Room at the Westin Hotel, 320 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual Meeting.

The Trust has outstanding two types of securities that entitle holders to vote generally at meetings of Unitholders being Trust Units and Special Voting Rights ("Special Voting Rights"). A Special Voting Right was issued to Valiant Trust Company (the "Trustee") as trustee under a voting and exchange trust agreement for the benefit of holders of exchangeable shares ("Exchangeable Shares") issued by the Trust's wholly-owned subsidiary, FET Resources Ltd. ("FET Resources") in connection with a plan of arrangement which was effective August 23, 2002 involving the Trust, FET Resources, Storm Energy Inc. and Storm Energy Ltd. The Trust Units and the Special Voting Right vote together as a single class on all matters. Each Trust Unit outstanding on the Record Date (as defined below) is entitled to one vote. The Special Voting Right which is outstanding is entitled to one vote for each Exchangeable Share outstanding on the Record Date. The Trustee is required to vote the Special Voting Rights in the manner that holders of Exchangeable Shares instruct, and to abstain from voting on the Exchangeable Shares for which the Trustee does not receive instructions. The procedures for holders of Exchangeable Shares to instruct the Trustee about voting at the Meeting are explained in the "Voting Direction for Holders of Exchangeable Shares" (the "Voting Direction") that has been provided to holders of Exchangeable Shares together with this Information Circular - Proxy Statement. See also the discussion under "Voting by Holders of Exchangeable Shares" contained in this Information Circular - Proxy Statement.

Instruments of Proxy must be received by Valiant Trust Company, 510, 550 – 6th Avenue S.W., Calgary, Alberta T2P 0S2, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof. The Trustee has fixed the record date for the Meeting at the close of business on April 20, 2004 (the "Record Date"). Only Unitholders of record as at that date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date even though the Unitholder has since that time disposed of his or her Trust Units. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and officers of FET Resources. Each Unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Unitholder, to attend and to act for the Unitholder and on behalf of the Unitholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

The information set forth in this section is of significant importance to many Unitholders of the Trust, as a substantial number of the Unitholders of the Trust do not hold Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to herein as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust. Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications. ADP Investor Communications typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively the Beneficial Holder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Holder. ADP Investor Communications then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. **A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by ADP Investor Communications well in advance of the Meeting in order to have the Trust Units voted.**

The foregoing discussion similarly applies to holders of Exchangeable Shares who do not hold their Exchangeable Shares in their own name. Only holders of Exchangeable Shares whose name appears on the records of FET Resources, as the registered holders of Exchangeable Shares are entitled to instruct the Trustee as to how to exercise voting rights in respect of their Exchangeable Shares at the Meeting.

REVOCABILITY OF PROXY

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends at the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of FET Resources at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

A holder of Exchangeable Shares who has submitted a Voting Direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a Voting

Direction may be revoked by instrument in writing executed by the holder of Exchangeable Shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Voting Direction is to be acted upon, or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the Voting Direction is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of management of the Trust. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual Meeting, this Information Circular - Proxy Statement and the Voting Direction will be borne by the Trust. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of FET Resources, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Trust Units will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual Meeting. At the time of printing this Information Circular - Proxy Statement, management of the Trust knows of no such amendment, variation or other matter.

VOTING BY HOLDERS OF EXCHANGEABLE SHARES

The Trustee holds one Special Voting Right of the Trust. The Special Voting Right is entitled to a number of votes at the Meeting equal to the aggregate number of outstanding Exchangeable Shares. Each holder of Exchangeable Shares is entitled to give the Trustee voting instructions for a number of votes equal to the number of that holder's Exchangeable Shares. A Voting Direction is the means by which a holder of Exchangeable Shares may authorize the voting of his or her voting rights at the Meeting. The Trustee will exercise each vote only as directed by the relevant holder on the Voting Direction. In the absence of instructions from a holder as to voting, the Trustee will not exercise those votes. A holder of Exchangeable Shares may also instruct the Trustee to give him or her a proxy entitling him or her or a designee of the holder to vote personally the relevant number of votes or to grant to management of the Trust a proxy to vote those votes.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust was formed pursuant to the provisions of the Trust Indenture dated July 15, 2002 between the Trustee and FET Resources (the "Trust Indenture").

The Trust is authorized to issue an unlimited number of Trust Units. As at April 20, 2004, 34,089,939 Trust Units were issued and outstanding. As at April 20, 2004, one Special Voting Right had been issued to the Trustee. The Special Voting Right is entitled to one vote for each issued and outstanding Exchangeable Share. As at April 20, 2004 there were 2,368,730 Exchangeable Shares issued and outstanding. Accordingly, the total number of votes available to be cast at the Meeting is 36,458,669. At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy

has one vote for each Trust Unit of which such Unitholder is the registered holder. All votes on special resolutions are by a ballot and no demand for a ballot is necessary.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them are present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee is entitled to cast such vote.

To the best of the knowledge of the Trustee and the directors of FET Resources, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units and Special Voting Right of the Trust which may be voted at the Meeting, except as set forth below.

	Number of Units	Percentage of Units
Goodman & Company, Investment Counsel Ltd. [(1)]	3,719,000	10.91%

Note:

(1) These shares are held on behalf of one or more mutual funds or other clients managed by it.

The percentage of Trust Units of the Trust that are owned, directly or indirectly, by all directors and officers of FET Resources as a group is 8.0% (2,724,779 Trust Units). The percentage of Exchangeable Shares of the Trust that are owned, directly or indirectly, by all directors and officers of FET Resources as a group is 49.3% (1,166,646 Exchangeable Shares). Based upon the Exchange Ratio of 1.20545 in effect on April 20, 2004, directors and officers of FET Resources as a group owned, directly or indirectly, securities of the Trust equivalent to 4,129,577 units or 11.2% of the outstanding Trust Units and Exchangeable Shares of FET Resources.

QUORUM FOR MEETING

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the votes attached to all outstanding Trust Units. For the purposes of determining such Quorum, the holders of any issued Special Voting Right who is present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attached to such Special Voting Right. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than 21 days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Unitholders present either personally or by proxy shall form a quorum.

APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT MEETING

Election of Directors of FET Resources

The articles of FET Resources provide for a minimum of three directors and a maximum of nine directors. There are currently six directors. Unitholders are entitled to select all six of the members of the Board of Directors of FET Resources by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture. Following such meeting the Trustee shall elect the individuals so selected by the Unitholders to the Board of Directors of FET Resources.

The six nominees for selection as directors of FET Resources by Unitholders are as follows:

Matthew J. Brister
John A. Brussa
Stuart G. Clark
Derek W. Evans
James H. McKelvie
Gerry A. Romanzin

The names and municipalities of residence of the six persons nominated for selection as directors of FET Resources by Unitholders, the number of Trust Units of the Trust and Exchangeable Shares beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in FET Resources, the period served as director and the principal occupation of each are as follows:

Name and Municipality of Residence	Number of Trust Units/ Exchangeable Shares Beneficially Owned or Controlled	Offices Held and Time as Director	Principal Occupation
Matthew J. Brister[(3)(4)(5)] Calgary, Alberta	1,957,063 / 45,471	Director since 2002	President and Chief Executive Officer of Storm Energy Ltd. (a public oil and gas company)
John A. Brussa[(4)] Calgary, Alberta	nil / nil	Director since 2002	Senior Partner, Burnet, Duckworth & Palmer LLP (law firm)
Stuart G. Clark[(1)(2)] Calgary, Alberta	637,466 / 1,003,032	Chairman and Director since 2002	Independent Businessman
Derek W. Evans Calgary, Alberta	25,524 / 72,992	President, Chief Executive Officer and Director since 2002	President and Chief Executive Officer of FET Resources
James McKelvie [(2)(4)] Toronto, Ontario	1,535 / nil	Director since June 19, 2003	Independent Businessman
Gerald A. Romanzin[(2)(3)(5)] Calgary, Alberta	nil / nil	Director since 2002	Independent Businessman

Notes:

(1) Chairman
(2) Member of Audit Committee.
(3) Member of Reserves Corporate Committee.
(4) Member of Compensation Committee.
(5) Member of Corporate Governance Committee.

Appointment of Auditors of the Trust

The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders. Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation information for each of the chief executive officers of FET Resources and the senior executive officers of FET Resources other than the chief executive officers (collectively, the "Named Executive Officers") for the period January 1, 2003 to December 31, 2003.

		Annual Compensation			Long-Term Compensation		All Other Compensation ($)
					Awards	Payout	
Name and Principal Position	Year	Salary ($)	Bonus ($)[4]	Other Annual Compensation ($)	Securities under Trust Unit Incentive Rights	LTIP Pay-outs	
Derek W. Evans President and Chief Executive Officer	2003 2002 [1]	200,000 116,667	384,615 193,901	[5] [4]	Nil 100,000	Nil Nil	Nil 69,342 [6]
William D. Ostlund Vice President, Finance and Chief Financial Officer	2003 2002 [1]	150,000 87,500	296,153 138,501	[5] [5]	Nil 50,000	82,188 Nil	Nil 34,671 [6]
Dennis M. Lawrence Vice President Engineering	2003 2002 [1]	125,000 38,862	241,923 110,801	[5] [5]	Nil 50,000	49,640 Nil	Nil Nil
Bryce Murdoch Vice President Geology	2003 [2]	31,250	50,082	[5]	50,000	Nil	Nil
Al Pickering Vice President Land	2003 [3]	72,917	121,167	[5]	50,000	Nil	Nil
David W. Sakal Vice President Operations	2003 2002 [1]	125,000 72,917	241,923 110,801	[5] [5]	Nil 50,000	Nil Nil	Nil 34,671 [6]

Notes:

(1) Messrs. Evans, Ostlund, and Sakal commenced employment on June 1, 2002, and Mr. Lawrence commenced employment on September 9, 2002.

(2) Mr. Murdoch was appointed Vice President Geology effective October 1, 2003

(3) Mr. Pickering was appointed Vice President Land effective June 1, 2003

(4) These payments were made in accordance with FET Resources Executive Bonus Plan, one half of which was paid in Trust Units.

(5) The value of perquisites and other personal benefits received by the Named Executive Officers was not greater than 10% of the total salary and bonus for the period.

(6) Taxable employment benefit associated with three executive officers purchasing Exchangeable Shares pursuant to the Plan of Arrangement in 2002.

Trust Unit Incentive Rights Granted

The following table sets forth details with respect to rights granted to the Named Executive Officers during 2003 pursuant to the Trust Unit Incentive Rights Plan of the Trust. See "Trust Unit Rights Incentive Plan".

Trust Unit Incentive Rights Grants During the Most Recently Completed Financial Year

Name	Securities Under Trust Unit Incentive Rights Granted (#)	% of Total Trust Unit Incentive Rights Granted in Financial Year	Initial Exercise or Base Price ($/Security)	Market Value of Securities Underlying Trust Unit Incentive Rights on the Date of Grant ($/Security)	Expiration Date
Bryce Murdoch	50,000	13.3%	$13.38	$13.38	Oct 6, 2008
Al Pickering	50,000	13.3%	$12.08	$12.08	July 7, 2008

Aggregate Trust Unit Incentive Rights Exercised and Year-End Values

The following table sets forth, with respect to the Named Executive Officers, the number of Unexercised Trust Unit Incentive Rights and the value of the in-the-money Trust Unit Incentive Rights at December 31, 2002.

Aggregate Trust Unit Incentive Rights Exercised During the Most Recently Completed Financial Year and Financial Year-end Trust Unit Incentive Rights Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Trust Unit Incentive Rights at FY-End (#) Exercisable/Unexerciseable	Value of Unexercised In-the-Money Trust Unit Incentive Rights at FY-End ($) Exercisable/Unexerciseable
Derek W. Evans	Nil	Nil	25,000 / 75,000	$183,625 / $550,875
William D. Ostlund	12,500	$82,188	nil / 37,500	nil / $275,438
Dennis M. Lawrence	8,000	$49,640	4,500 / 37,500	$33,053 / $275,438
Bryce Murdoch	Nil	Nil	nil / 50,000	nil / $102,000
Al Pickering	Nil	Nil	nil / 50,000	nil / $188,000
David W. Sakal	Nil	Nil	12,500 / 37,500	$91,813 / $275,438

The value of the exercisable Trust Unit Incentive Rights (market value of Trust Units less exercise price) at December 31, 2003, was based upon the closing price of $15.00 for the Trust Units on December 31, 2003, being the last day of trading of the Trust Units in 2003, as quoted by the Toronto Stock Exchange. The average adjusted exercise price at December 31, 2003 was $9.00 per Unit Incentive Right, being the grant price less a deduction for distributions paid to December 31, 2003 per Trust Unit in accordance with the Trust Unit Rights Plan.

REMUNERATION OF DIRECTORS

Each of the directors of FET Resources, with the exception of the President and Chief Executive Officer, received an annual retainer of $10,000, $1,000 per in person meeting or committee meeting and $500 per telephone meeting or committee meeting attended plus expenses of attending such meetings.

For the period of January 1, 2003 to December 31, 2003, a total of $105,000 in fees was paid to the directors of FET Resources. During 2003, the Trust granted 10,000 Trust Unit Incentive Rights to Mr. McKelvie at a grant price of $12.08 per Trust Unit, subject to a downward adjustment in accordance with the provisions of the Trust Unit Incentive Rights Plan.

TRUST UNIT RIGHTS INCENTIVE PLAN

The Board of Directors of FET Resources and Unitholders have approved a trust unit rights incentive plan (the "Rights Plan") for directors, officers, employees or consultants of FET Resources which permits the granting of rights to purchase up to a maximum of 1,500,000 Trust Units. To December 31, 2003, a total of 20,500 Trust Units had been issued with respect to the Rights Plan, and 1,479,500 Trust Units remained reserved for the Rights Plan. At December 31, 2003, a total of 665,500 rights were outstanding under the Rights Plan. Unless otherwise approved by the TSX and the Unitholders of the Trust, the number of Units reserved for issuance upon the exercise of Rights shall not at any time exceed 5% of the aggregate number of issued and outstanding Units of the Trust and including the number of Units which may be issued on the exchange of the outstanding Exchangeable Shares, which may be converted into Units. The number of rights and the exercise price thereof is set by the Board of Directors of FET Resources at the time of grant provided that the exercise price shall be equal to the weighted average of the per Unit closing price of Units of the Trust traded through the facilities of the TSX on the five trading days immediately preceding the date of grant. The holder of Rights is entitled to participate in monthly distributions which represent a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. The rights have a life of five years, and vest equally over a four year period commencing on the first anniversary of the grant. The Rights Plan is administered by the Board of Directors who may amend, modify, or terminate the Rights Plan with the approval of the TSX. The Board of Directors may establish a minimum Exercise Price and vary the vesting and expiry periods under the Rights Plan provided that the duration of the Rights shall not exceed five years.

During the year, the Trust granted 376,000 rights to directors, officers, employees and consultants to purchase Trust Units at grant prices ranging from $10.87 to $14.26 per Trust Unit, subject to a downward adjustment to the extent that distributions to Unitholders in any given month exceed 0.833 percent of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Rights granted under the plan generally have a five year term and vest equally over four years commencing on the first anniversary of the grant. In accordance with the Plan, the exercise price of the rights granted was reduced as a result of monthly distributions paid to Unitholders exceeding 10 percent of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month.

EXECUTIVE BONUS PLAN

The Board of Directors of FET Resources and Unitholders have approved an Executive Bonus Plan (the "Bonus Plan") for key employees of FET Resources and its subsidiaries. The principal purpose of the Bonus Plan is to advance the interests of the Trust by providing for bonuses for key employees of FET Resources and its subsidiaries who are designated as participants thereunder. The goal in implementing the Bonus Plan is to attract and retain such key employees, make their compensation competitive with other opportunities, provide them with an incentive to strive to achieve the financial and business objectives of the Trust, and align their interests with those of the Unitholders by paying bonuses half in Trust Units and half in cash.

The Bonus Plan is administered by the Chief Executive Officer of FET Resources, who selects the participants in the Bonus Plan from among key employees of FET Resources and its subsidiaries and allocates participation points to each such participant, other than with respect to the Chief Executive Officer and Chief Financial Officer's participation level which is determined by the Compensation Committee. Under the Bonus Plan, each participant is entitled to receive a monthly bonus equal to such participant's pro rata participation points multiplied by: (i) with respect to the first $2 million paid out in any calendar year pursuant to the Bonus Plan, an amount equal to 2.5% of net production revenue for the managed entities (including the Trust and FET Resources); and (ii) 2.0% of such net production revenue thereafter. The payment for any plan year shall be made 50% in cash and 50% in Trust Units. In the event of a change of control, FET Resources shall terminate the Executive Bonus Plan and pay each participant a final bonus equal to the participant's pro rata participation points multiplied by the change of control payout amount (the lesser of 1.5 times the monthly bonus amount paid in each of the 12 months prior to the date of the change of control or an aggregate of $3 million). The Executive Bonus Plan will terminate on August 31, 2007, unless otherwise extended. An aggregate of 900,000 Trust Units have been reserved pursuant to the Bonus Plan for issuance from treasury by the Trust. To December 31, 2003, a total of 85,225 Trust Units had been issued with respect to the Bonus Plan, and 814,775 Trust Units remained reserved for the Bonus Plan. During the first quarter of 2004, a further 9,528 Trust Units were issued with respect to the Bonus Plan for operations of January 1 to December 31, 2003.

During the year, the Trust recorded an expense of $1,677,918 associated with the Bonus Plan for operations of January 1 to December 31, 2003. Half of this amount is settled through the issuance of units from treasury at a price equal to the last five trading days of the month for which the bonus relates. Of the $1,677,918 recorded for 2003 operations, $1,406,875 was settled in 2003, and $271,043 was settled during the first quarter of 2004.

REPORT OF COMPENSATION COMMITTEE

The Compensation Committee is comprised of Messrs. Brister (Chair), Brussa and McKelvie and has been charged with reviewing overall human resource policies and procedures, including recruitment, performance management, compensation, benefit programs, training and development of personnel and succession planning.

The Trust's compensation plan for its executive officers has consisted of a combination of base salary, bonuses and the grant of rights under the Trust's Incentive Rights Plan. The Compensation Committee, when making such salary, bonus and other incentive determinations, takes into consideration individual salaries, bonuses and benefits paid to executives of other issuers of comparable size within the oil and gas industry with a view to ensure that such overall compensation packages are competitive. Such information is obtained from public disclosure by those issuers.

The Trust has a formal bonus plan which was approved on August 20, 2002 at the Special Meeting of Shareholders of Storm Energy Inc. associated with the Plan of Arrangement. The participation level of the Chief Executive Officer and Chief Financial Offer under the Executive Bonus Plan is based upon a recommendation by the Chief Executive Officer of FET Resources to the

Compensation Committee which, after review and consideration recommends the participation level to the Board of Directors for approval.

The foregoing report is respectfully submitted to Unitholders by the Compensation Committee:

Matthew J. Brister
John A. Brussa
James H. McKelvie

PERFORMANCE CHART

The following graph illustrates changes from August 30, 2002 to December 31, 2003, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index and the TSX Oil & Gas Producers Index, with all dividends and distributions reinvested.


180
170
160
150
140
130
120
110
100
90
2002/08
2002/12
2003/12
Focus Energy Trust Unitholder Total Return
S&P/TSX Composite Index
TSX Oil & Gas Producers Index

	2002/08	2002/12	2003/12
Focus Energy Trust Unitholder Total Return	100	106.72	178.65
S&P/TSX Composite Index	100	100.04	124.33
TSX Oil & Gas Producers Index	100	100.49	119.56

Note:

(1) The S&P/TSX Composite Index was previously called the TSE 300 Index.

CORPORATE GOVERNANCE

General

In 1995, The Toronto Stock Exchange (the "TSX") adopted a set of guidelines which were revised in 1999 (the "Guidelines") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board, management and shareholders. The TSX has prescribed that all corporations listed on the TSX must annually disclose their approach to corporate governance with specific reference to each of the Guidelines.

Set out below is a description of the Trust's corporate governance practices, some of which are provided by the terms of the Trust Indenture and others of which are established by the Board of Directors of FET Resources.

TSE Corporate Governance Guidelines	Trust's Alignment	Commentary
1. The Board of Directors should explicitly assume responsibility for stewardship of the corporation, and specifically for: (a) adoption of a strategic planning process; (b) identification of principal risks of the corporation's business and ensure the implementation of appropriate risk-management systems; (c) succession planning and monitoring senior management (d) communication policy; and (e) integrity of internal control and management systems.	Yes	The board has full plenary powers and the statutory responsibility to oversee the conduct of business and to supervise management which is responsible for the day-to-day conduct of business. The board's fundamental objectives are to enhance and preserve long term shareholder value and to ensure that the Trust and FET Resources meet their objectives on an ongoing basis. The board has acknowledged its responsibility for stewardship, including responsibilities for • the appointment of executive officers and for succession planning: • the identification of principal business risks and ensuring the implementation of appropriate systems to manage these risks including hedging policies; • approval of all financings and significant acquisitions or dispositions; • approval of all budgets and forecasts; • ensuring the implementation and integrity of internal control and management information systems; • the approval and monitoring of strategic planning; • monitoring compliance with all significant policies and procedures and applicable laws and regulations; and • ensuring timely and accurate reporting to shareholders of financial and other matters in accordance with applicable law.
2. Majority of directors should be unrelated.	Yes	Four of the six members of the board are unrelated.

TSE Corporate Governance Guidelines	Trust's Alignment	Commentary
3. Disclose for each director whether he or she is related, and how that conclusion was reached.	Yes	Mr. Evans is considered an "inside" and "related" director as he holds the position of President & CEO. Mr. Brussa is a partner in a law firm which provides legal services to the Trust and FET Resources. The Board of Directors does not believe that this relationship interferes with Mr. Brussa's independence from management and his ability to act independently and in the best interests of unitholders. Mr. Romanzin is an unrelated director. Messrs. Brister, Clark, Romanzin and McKelvie are unrelated directors
4. Appoint a committee composed exclusively of non-management directors, the majority of whom are unrelated, with the responsibility of proposing new board nominees and assessing directors.	Yes	The board has established the Corporate Governance Committee which is composed exclusively of non-management and unrelated directors. The Corporate Governance Committee has the responsibility of proposing new board nominees and assessing directors.
5. Implement a process for assessing the effectiveness of the board, its committees and individual directors.	Yes	The Corporate Governance Committee has implemented a process of annually reviewing the effectiveness of the board, its committees and individual directors.
6. Provide orientation and education programs for new directors.	Yes	Orientation is provided to new directors on an *ad hoc* basis upon them being invited to join the board, based upon the director's background and knowledge of the operations of the Trust and FET Resources.
7. Examine the size of the board with a view to effectiveness and consider reducing the size of the Board.	Yes	The Corporate Governance Committee periodically examines the size of the board with respect to the view of its effectiveness.
8. Review compensation of directors in light of risks and responsibilities	Yes	The Compensation Committee annually reviews compensation of directors and makes recommendations to the full board with respect to directors' compensation.
9. (a) Committees should generally be composed of non-management directors; and	Yes	All committees of the board are composed exclusively of non-management directors.
(b) majority of committee members should be unrelated.	Yes	All committees of the board are composed of a majority of unrelated directors.
10. Appoint a committee responsible for approach to corporate governance issues.	Yes	The Corporate Governance Committee is responsible for recommending approaches to corporate governance to the full board.

TSE Corporate Governance Guidelines	Trust's Alignment	Commentary
11. (a) Define limits to management's responsibilities by developing mandates for: • the board; and • the CEO,	Yes	The President & CEO is accountable to the board for meeting corporate objectives. The board has delegated to the President & CEO the responsibilities for the day-to-day management of the business of FET Resources, subject to compliance with plans and objectives approved from time to time by the Board.
(b) The board should approve the CEO's corporate objectives.	Yes	All plans and corporate objectives are approved by the board.
12. Establish procedures to enable the board to function independently of management.	Yes	The board has appointed a Chairman who is independent of management. The non-management directors meet from time to time independently of management.
13. (a) Establish an audit committee with a specifically defined mandate.	Yes	The board has established the Audit Committee which has a defined mandate. This mandate includes: • review all audited and unaudited financial statements and managements discussion and analysis of financial results; • the responsibility for recommending the appointment of external auditors to the board and reviewing the terms of the external auditor's engagement, including of non-audit services, the appropriateness and reasonableness of the auditor's fees and making a recommendation to the board with respect to their approval; • review the annual audit plan with external auditors and management; • review with management and the external auditors any proposed changes in significant accounting policies, the presentation and impact of significant risks and uncertainties and key estimates in judgments of management that may be material to financial reporting; • review of internal control systems; • meet privately with the external auditors to discuss any issues which may impact upon their ability to complete their work and other matters which are of concern; and • review the appointment of the chief financial officer and other key financial executives involved in financial reporting process.

	TSE Corporate Governance Guidelines	Trust's Alignment	Commentary
(b)	All members of the audit committee should be non-management directors.	Yes	All of the members of the audit committee are non-management directors.
14.	Implement a system to enable individual directors to engage outside advisors, at the corporation's expense.	Yes	Individual directors may engage outside advisors, at the expense of FET Resources.

Other Activities of the Board of Directors of FET Resources

The Board of Directors holds regularly scheduled meetings at least quarterly to perform its responsibilities, including those specific responsibilities delegated to it under the Trust Indenture or adopted by the Board.

The Board of Directors and its committees has access to senior management on a regular basis as Mr. Evans is a director and attends all meetings of the Board of Directors along with other executive officers who are invited to attend directors meetings to provide necessary information to facilitate decision making activities.

The Board, in part, performs its mandated responsibilities through the activities of its four committees: the Audit Committee, the Corporate Governance Committee, the Compensation Committee and the Reserves Committee.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

There is not, and has not been, any indebtedness outstanding from directors or officers of FET Resources or the Trustee of the Trust at any time since the formation of the Trust.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There were no other material interests, direct or indirect, of directors of FET Resources, nominees for director of FET Resources, any Unitholder who beneficially owns more than 10% of the Trust Units of the Trust, or any known associate or affiliate of such persons in any transaction during 2003 or in any proposed transaction which has materially affected or would materially affect the Trust or FET Resources other than as disclosed herein:

1. FET Resources had a Technical Services Agreement with Storm Energy Ltd., which commenced on August 23, 2002 and expired on June 30, 2003 as disclosed in the Plan of Arrangement. Under this agreement, FET Resources paid a monthly fee of $350,000 for certain technical and administrative services. Messrs. Brister, Clark and Brussa are directors and/or officers of Storm Energy Ltd.

2. In June 2003 the Trust completed the Loon Lake property acquisition for $17.4 million from Storm Energy Ltd. The approval of the transaction was made by the unrelated directors of the Trust based on an independent engineering evaluation.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

FET Resources is not aware of any material interest of any director or nominee for director of FET Resources or of any associate or affiliate of any of the foregoing in respect of any matter to be acted on at the Meeting.

OTHER MATTERS

FET Resources knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular - Proxy Statement has been approved by the Board of Directors of FET Resources on behalf of the Trust.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED April 20, 2004

FOCUS ENERGY TRUST
By: FET Resources Ltd.

(signed) "Derek W. Evans"
President and Chief Executive Officer

(signed) "William D. Ostlund"
Vice President, Finance and Chief Financial Officer

FOCUS ENERGY TRUST

FORM OF PROXY
FOR THE ANNUAL MEETING TO BE HELD ON MAY 27, 2004

I, ______________________________ of ____________________________________, being a holder (the "Unitholders") of trust units ("Trust Units") of Focus Energy Trust (the "Trust") hereby appoint Derek W. Evans, President and Chief Executive Officer of FET Resources Ltd., or, failing him, William D. Ostlund, Vice-President, Finance and Chief Financial Officer of FET Resources Ltd., both of the City of Calgary, in the Province of Alberta, or, instead of either of the foregoing, ______________________ of ________________________, as my proxy, with full power of substitution, to attend and act and vote for me and on my behalf at the annual meeting of the Unitholders of the Trust (the "Meeting") to be held on May 27, 2004 and at any adjournment thereof and at every poll that may take place in consequence thereof. Without limiting the general powers conferred, I hereby direct the said proxy to vote the shares represented by this proxy as follows, on the following matters, namely:

1. FOR ________ or AGAINST ______ the resolution fixing the number of directors of FET Resources Ltd. to be elected at the Meeting at six (6) members;

2. FOR ________ or WITHHOLD FROM VOTING FOR _______ the election as directors for the ensuing year of the six (6) nominees proposed by management in our Information Circular - Proxy Statement dated April 20, 2004;

3. FOR ________ or WITHHOLD FROM VOTING FOR _______ the appointment of KPMG LLP, Chartered Accountants, as our auditors of the Trust and to authorize the directors of FET Resources Ltd. to fix their remuneration as such; and

4. At the discretion of the said proxy upon any amendment or variation of the above matters or any other matter that may properly be brought before the meeting or any adjournment thereof in such manner as such proxy in his sole judgment may determine.

I hereby revoke any proxies heretofore given.

Your Trust Units will be voted as directed in the spaces provided above or, if no direction is given, be voted in favour of each of the above matters. You have the right to appoint a person, who need not be a Unitholder, to attend and to act for you at the Meeting, other than the persons designated above. To exercise such right, the names of the persons designated by management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

This solicitation is made on behalf of management of the Trust.

Dated this _____ day of _____________, 2004.

____
(Signature of Unitholder)

____
(Name of Unitholder - please print)

Notes:

(1) If you are a corporation, your corporate seal must be affixed or this form of proxy must be signed by a duly authorized officer or attorney of the corporation.

(2) If you are an executor, administrator, trustee, etc. you should indicate their capacity.

(3) This form of proxy must be dated and the signature of the proxy should be exactly the same as the name in which the shares are registered.

(4) This proxy will not be valid and will not be acted upon or voted unless it is signed and dated and delivered to Valiant Trust Company, Suite 510, 550 – 6th Avenue S.W., Calgary, Alberta T2P 0S2 not less than 24 hours before the time for holding the meeting or any adjournment thereof.

FOCUS ENERGY TRUST

VOTING DIRECTION FOR HOLDERS OF EXCHANGEABLE SHARES OF FET RESOURCES LTD.

The undersigned holder (the "Holder") of exchangeable shares ("Exchangeable Shares") of FET Resources Ltd. ("FET Resources") has the right to instruct Valiant Trust Company (the "Trustee") in respect of the exercise of their votes at the Annual Meeting of the unitholders of Focus Energy Trust (the "Trust") to be held on May 27, 2004 (the "Meeting"), as follows:

- To instruct the Trustee to exercise the votes to which the Holder is entitled as indicated below; **OR**
- To instruct the Trustee to appoint a representative of the Trust's management as proxy to exercise the votes to which the Holder is entitled as indicated below; **OR**
- To instruct the Trustee to appoint the Holder, or the Holder's designee as a proxy to exercise personally the votes to which the Holder is entitled as indicated below.

The Holder directs that their Exchangeable Shares be voted as follows:
FOR ☐ **or AGAINST** ☐ the resolution fixing the number of directors of FET Resources to be elected at the Meeting at six (6) members; **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ the election of six (6) directors of FET Resources as specified in the Information Circular - Proxy Statement of the Trust dated April 20, 2004 (the "Information Circular - Proxy Statement"); and **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ the appointment of KPMG LLP, Chartered Accountants, as auditors of the Trust for the ensuing year.
IMPORTANT NOTE: IF NO DIRECTION IS MADE, FOR OR AGAINST, THE HOLDER'S EXCHANGEABLE SHARES WILL NOT BE VOTED

PLEASE SELECT ONE OF THE FOLLOWING:	
☐	**Direct the Trustee to Vote Exchangeable Shares** The holder hereby directs the Trustee to vote as indicated.
☐	**Appointment of Trust Management as Proxy** The Holder hereby appoints Derek W. Evans, President and Chief Executive Officer or, failing him, William D. Ostlund, Vice President, Finance and Chief Financial Officer of FET Resources, as proxyholder of the Holder, with power of substitution, and authorizes them to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.
☐	**Appointment of the Holder, or the Holder's Designee as Proxy** The Holder hereby appoints ______________________________ as proxyholder of the Holder and authorizes them to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.
IF THE HOLDER DOES NOT COMPLETE ONE OF THE FOREGOING, COMPLETES MORE THAN ONE OF THE FOREGOING OR COMPLETES THE THIRD SELECTION BUT DOES NOT SPECIFY A DESIGNEE, THE HOLDER WILL BE DEEMED TO HAVE DIRECTED THE TRUSTEE TO VOTE THEIR EXCHANGEABLE SHARES AS INDICATED.	

DATED: _______________, 2004.

____
Signature of Holder

____
Name of Holder

____
Number of Exchangeable Shares Held

NOTES:

1. This voting direction will not be valid and not be acted upon unless it is completed as outlined herein and delivered to Valiant Trust Company, 510, 550 – 6th Avenue S.W., Calgary, Alberta T2P 0S2, not less than 24 hours before the time set for the holding of the Meeting or any adjournment(s) thereof. The voting direction is valid only for the Meeting or any adjournment(s) of the Meeting.

2. If this voting direction is not signed by the Holder of Exchangeable Shares, the votes to which the Holder of the Exchangeable Shares is entitled will not be exercised.

3. If the Holder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

4. This voting direction must be dated and the signature hereon should be exactly the same as the name in which the Exchangeable Shares are registered.

5. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

6. A holder who has submitted a voting direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a voting direction may be revoked by instrument in writing executed by the Holder or his attorney authorized in writing or, if the Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the voting direction is to be acted upon or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the voting direction is revoked.



510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

April 29, 2004

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
New Brunswick Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
PEI Securities Commission *(via SEDAR)*
Newfoundland Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

Re: Focus Energy Trust
Annual Meeting of Unitholders
To Be Held on May 27, 2004

In our capacity as the Agent for Focus Energy Trust, we are pleased to enclose herewith our Affidavit of Mailing with respect to the annual meeting material which was mailed to the unitholders of Focus Energy Trust, on **April 29, 2004**.

We trust this is satisfactory.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Manager, Income Trusts

c.c. Focus Energy Trust
Attn: Mr. Bill Ostlund

DECLARATION AS TO MAILING

PROVINCE) IN THE MATTER OF **FOCUS ENERGY TRUST** ("TRUST"),
OF) THE ANNUAL MEETING OF UNITHOLDERS
ALBERTA) TO BE HELD **MAY 27, 2004**.

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **APRIL 29, 2004**, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON APRIL 20, 2004, **WERE THE REGISTERED HOLDERS OF TRUST UNITS OF THE TRUST.**

   (a) a copy of the NOTICE OF ANNUAL MEETING marked EXHIBIT "A" and identified by me;

   (b) a copy of the INFORMATION CIRCULAR-PROXY STATEMENT marked EXHIBIT "B" and identified by me;

   (c) a copy of the FORM OF PROXY marked EXHIBIT "C" and identified by me;

   (d) a copy of the 2003 ANNUAL REPORT marked EXHIBIT "D" and identified by me;

   (e) a copy of the SUPPLEMENTAL MAIL LIST CARD marked EXHIBIT "E" and identified by me.

   (f) a RETURN ENVELOPE marked EXHIBIT "F" and identified by me.

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "E" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **APRIL 28, 2004 TO EACH INTERMEDIARY HOLDING TRUST UNITS OF THE TRUST WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING UNITHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA THIS 29TH DAY OF APRIL 2004.

"Pam Elliott"
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA
My commission expires on November 15, 2006.

"Cheryl Dahlager"
CHERYL DAHLAGER

Management's Responsibility

Management is responsible for the preparation of the accompanying consolidated financial statements and for the consistency therewith of all other financial and operating data. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes thereto. In Management's opinion, the consolidated financial statements are in accordance with Canadian generally accepted accounting principles and have been prepared within acceptable limits of materiality.

Management maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information. Where estimates are used in the preparation of these financial statements, management has ensured that careful judgement has been made and that these estimates are reasonable, based on all information known at the time the estimates are made.

Independent auditors appointed by the Trustee have examined and expressed their opinion on the consolidated financial statements of the Trust. The Audit Committee, consisting of independent directors of FET Resources Ltd., has reviewed these consolidated financial statements with management and the auditors, and has recommended them to the Board of Directors for approval. The Board has approved the consolidated financial statements of the Trust.

Derek W. Evans
President and Chief Executive Officer
March 24, 2004

William D. Ostlund
Vice President, Finance and Chief Financial Officer

Auditor's Report

To the Unitholders of Focus Energy Trust:

We have audited the consolidated balance sheet of Focus Energy Trust as at December 31, 2003 and the consolidated statements of income and accumulated income and cash flows for the year then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements for the year ended December 31, 2002 were reported on by another firm of chartered accountants who expressed an opinion without reservation in their audit report dated February 28, 2003.

KPMG LLP

Chartered Accountants

Calgary, Alberta
March 24, 2004

Consolidated Balance Sheets

	December 31, 2003	December 31, 2002 (Notes 1 and 3)
ASSETS		
Current assets		
Cash and cash equivalents	$ –	$ 14,705,034
Accounts receivable [note 14]	20,043,512	24,485,558
Prepaid expenses	1,092,559	1,081,605
	21,136,071	40,272,197
Petroleum and natural gas properties and equipment [note 4]	170,904,914	158,299,726
Reclamation fund [note 5]	1,030,000	–
	$193,070,985	$ 198,571,923
LIABILITIES		
Current		
Accounts payable and accrued liabilities [note 14]	$ 20,515,765	$ 19,805,189
Cash distributions payable	3,924,783	3,846,991
Commodity contract	–	1,353,067
	24,440,548	25,005,247
long-term debt [note 6]	21,336,532	51,801,000
Provision for site restoration and abandonment [note 4]	3,083,021	2,343,734
Future income taxes [note 13]	41,816,843	42,633,486
	90,676,944	121,783,467
UNITHOLDERS' EQUITY		
Unitholders' capital [note 7]	63,267,421	33,908,902
Exchangeable shares [note 7]	5,160,995	9,628,379
Contributed surplus [note 8]	245,524	–
Accumulated income	85,820,667	44,348,355
Accumulated cash distributions	(52,100,566)	(11,097,180)
	102,394,041	76,788,456
Commitments and contingencies [note 15]		
Subsequent events [note 16]		
	$193,070,985	$ 198,571,923

See Notes to Consolidated Financial Statements

Approval on behalf of the Board:

STUART G. CLARK
Director

GERALD A. ROMANZIN
Director

Consolidated Statements of Income and Accumulated Income

	Years Ended December 31, 2003	2002 (Note 1)
Revenues		
Production revenue	$ 111,832,343	$ 114,593,548
Royalties	(30,789,864)	(28,090,717)
Alberta Royalty Tax Credit	287,512	389,541
Facility income	2,611,767	1,574,612
Interest income	64,128	176,715
	84,005,886	88,643,699
Expenses		
Production	10,590,468	12,975,580
Technical Services Agreement [note 3]	2,100,000	1,501,613
General and administrative	3,627,275	3,100,384
Interest and financing	1,386,761	2,472,579
Depletion and depreciation	24,420,714	26,720,714
Provision for site restoration and abandonment	1,000,633	1,225,926
Reorganization expenses [note 3]	–	12,717,078
	43,125,851	60,713,874
Income before income and other taxes	40,880,035	27,929,825
Income and other taxes [note 13]		
Future income tax expense (reduction)	(816,643)	6,673,206
Current and large corporations tax	224,366	2,051,378
	(592,277)	8,724,584
Net income for the period	41,472,312	19,205,241
Transfer of assets and liabilities pursuant to Plan of Arrangement [note 3]	–	(26,532,976)
Accumulated income, beginning of period	44,348,355	51,676,090
Accumulated income, end of period	$ 85,820,667	$ 44,348,355
Net income per Unit [note 12]		
Basic and diluted	$ 1.36	$ 0.68

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

	Years Ended December 31, 2003	2002
		(Note 1)
Operating activities		
Net income for the period	$ 41,472,312	$ 19,205,241
Add non-cash items:		
Non-cash general and administrative expenses	1,084,483	277,002
Unrealized (gain) loss on commodity contract	(1,353,067)	1,353,067
Depletion and depreciation	24,420,714	26,720,714
Provision for site restoration and abandonment	1,000,633	1,225,926
Future income tax expense (reduction)	(816,643)	6,673,206
Funds flow from operations	65,808,432	55,455,156
Actual site restoration paid	(261,346)	(6,947)
Net change in non-cash working capital items	6,145,327	(12,514,656)
	71,692,412	42,933,553
Financing activities		
Proceeds from issue of Trust Units (net of costs)	23,891,651	–
Issue of Exchangeable shares	–	999,990
Proceeds from exercise of stock options	158,048	3,019,428
Increase (decrease) in long-term debt	(30,464,468)	21,084,490
Cash distributions	(40,925,594)	(7,250,189)
	(47,340,363)	17,853,719
Investing activities		
Petroleum and natural gas properties and equipment additions	(16,809,155)	(40,139,989)
Acquisitions	(22,175,416)	–
Proceeds on disposal of petroleum and natural gas properties and equipment	1,958,669	–
Reclamation fund contributions	(1,030,000)	–
Net change in non-cash working capital items	(1,001,181)	(5,942,249)
	(39,057,083)	(46,082,238)
Increase (decrease) in cash and cash equivalents during the period	(14,705,034)	14,705,034
Cash and cash equivalents, beginning of period	14,705,034	–
Cash and cash equivalents, end of period	$ –	$ 14,705,034

See Notes to Consolidated Financial Statements

Notes to the Consolidated Financial Statements

December 31, 2003 and 2002

1. STRUCTURE OF THE TRUST AND BASIS OF PRESENTATION

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the Trust Units (the "Unitholders").

FET Resources Ltd. (the "Company") is a wholly-owned subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

Prior to the implementation of the Plan of Arrangement on August 23, 2002, the consolidated financial statements included the accounts of the Storm Energy Inc. and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to Storm Energy Inc. The consolidated financial statements of Focus Energy Trust include the accounts of the Trust, its wholly-owned subsidiaries (the Company and FET Gas Production Ltd.), and its share of a partnership.

2. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for site restoration and abandonment are based on estimates of reserves and future costs. The ceiling test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

a) Principles of Consolidation

The consolidated financial statements include the accounts of the Trust, its wholly-owned subsidiaries, and its share of a partnership. All inter-entity transactions and balances have been eliminated.

b) Petroleum and Natural Gas Properties and Equipment

The Trust follows the full cost method of accounting for petroleum and natural gas properties, whereby all costs of acquiring petroleum and natural gas properties and related development costs, whether productive or unproductive, are capitalized and accumulated in one Canadian cost centre. Such costs include acquisition, drilling, geological, geophysical, and equipment costs and overhead expenses related to the properties and development activities. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined in the period that proved reserves are attributable to the properties or impairment has occurred.

Maintenance and repairs are charged against income, and renewals and enhancements which extend the economic life of the properties and equipment are capitalized. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20 percent or more.

Depletion of petroleum and natural gas properties and depreciation of equipment are provided for using the unit-of-production method based on estimated proved petroleum and natural gas reserves, before royalties, as determined by independent engineers calculated in accordance with National Instrument 51-101. Production and reserves of natural gas are converted to equivalent barrels of crude oil based on the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil. The depletion and depreciation cost base includes total capitalized costs, less prior depletion and depreciation charges, less costs of unproved properties, less the estimated future net realizable value of production equipment and facilities, plus provision for future development costs of proved undeveloped reserves.

c) Ceiling Test

The Trust places a limit on the aggregate carrying value of petroleum and natural gas properties and equipment, which may be amortized against revenues of future periods (the "ceiling test"). The ceiling test is a cost recovery test whereby the capitalized costs less accumulated depletion and depreciation, future site restoration and abandonment and future income tax liabilities are limited to an amount equal to the estimated undiscounted future net revenues from proved reserves less estimated recurring general and administrative expenses, future site reclamation and abandonment costs, future financing costs and income taxes. Costs and prices at the balance sheet date are used. Any costs carried on the balance sheet date in excess of the ceiling test limitation are charged to income.

d) Provision for Site Restoration and Abandonment

Provisions for future site restoration and abandonment are calculated on the unit-of-production basis over the life of the oil and gas properties based on total estimated proved reserves. The estimate made by management in consultation with the Trust's engineers, includes the cost of equipment removal and environmental clean up in accordance with current cost, anticipated methods, existing legislation and industry practice. The period change is expensed and actual expenditures are charged against the liability as incurred.

e) Financial Instruments

The Trust uses financial instruments to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. The Trust's policy is not to use financial instruments for speculative or trading purposes. Gains and losses on contracts which constitute effective hedges are recognized in production income at the time of sale of the related production. Financial instruments which do not qualify as hedges are recorded on a mark-to-market basis at the balance sheet date with the resulting gains or losses being taken into income in the period.

f) Income Taxes

Income taxes are calculated using the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements of the Trust and their respective tax base, using substantively enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on acquisitions result in future income tax assets and liabilities.

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the Unitholders. As the Trust allocates all of its taxable income to the Unitholders in accordance with the Trust Indenture, and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income tax expense has been made in the Trust.

In the Trust structure, payments are made between the Company and the Trust which result in the transferring of taxable income from the Company to individual Unitholders. These payments may reduce future income tax liabilities previously recorded by the Company which would be recognized as a recovery of income tax in the period incurred.

g) Unit-Based Compensation Plan

The Trust has a unit-based compensation plan (the "Plan") for employees, directors and consultants of the Trust and its subsidiaries which are described in Note 8. Compensation expense associated with rights granted under the Plan is deferred and recognized in income over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. Compensation expense is based on the fair value of the unit-based compensation at the date of grant using a Black Scholes option pricing model. The fair value method has been adopted prospectively for 2003 rights granted. The pro forma impact for rights granted for the period from August 23, 2002 to December 31, 2002 using the fair value method is disclosed in Note 8.

Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in unitholders' capital.

The Trust has not incorporated an estimated forfeiture rate for rights that will not vest, rather, the Trust accounts for actual forfeitures as they occur.

h) Per Unit Amounts

Net income per Unit is calculated using the weighted average number of Units (or common shares to August 23, 2002) outstanding during the year, including the weighted average number of Exchangeable Shares outstanding converted at the exchange ratio at the end of each month. Diluted net income per Unit is calculated using the treasury stock method to determine the dilutive effect of unit based compensation. The treasury stock method assumes that the proceeds received from the exercise of "in the money" Trust Unit rights are used to repurchase Units at the average market rate during the period. The weighted average number of Units outstanding is then adjusted by the net change.

i) Revenue Recognition

Revenue associated with sales of crude oil, natural gas, and natural gas liquids is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

j) Joint Operations

Certain of the Trust's exploration and production activities are conducted jointly with others through unincorporated joint ventures. The accounts of the Trust reflect its proportionate interest in such activities.

k) Cash and Cash Equivalents

The Trust considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist primarily of funds on deposit for various terms. Cash and cash equivalents are stated at cost which approximates fair value.

l) Foreign Currency Translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the monthly average rates of exchange. Translation gains and losses are included in income in the period in which they arise.

m) Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

3. TRANSFER OF ASSETS AND LIABILITIES PURSUANT TO PLAN OF ARRANGEMENT

Under the Plan of Arrangement, the Company transferred to Storm Energy Ltd. certain assets, being producing and exploratory oil and gas properties, administrative assets and working capital, and an allocation of long-term debt. As this was a related party transaction, assets and liabilities were transferred at book value. Details are as follows:

Petroleum and natural gas properties and equipment	$	**49,739,821**
Office furniture and equipment		**348,714**
Leasehold improvements		**37,454**
Net working capital		**1,575,566**
Future income tax asset		**191,551**
Total assets transferred		**51,893,106**
Long-term debt		**24,292,399**
Provision for site restoration and abandonment		**1,067,731**
Net assets transferred and reduction in retained earnings	$	**26,532,976**

Associated with the Plan of Arrangement, the Company recorded reorganization costs of $12.7 million, with $9.6 million related to the cancellation of stock options, and advisory and other costs of $3.1 million.

4. PETROLEUM AND NATURAL GAS PROPERTIES AND EQUIPMENT

	2003	2002
Petroleum and natural gas properties and equipment, at cost	$ **284,708,698**	$ 247,682,796
Accumulated depletion and depreciation	**(113,803,784)**	(89,383,070)
Petroleum and natural gas properties and equipment, at cost, net	$ **170,904,914**	$ 158,299,726

The calculation of depletion and depreciation in 2003 included an estimate of $28.4 million (2002 – $28.5 million) for future development costs associated with proved undeveloped reserves. Unproved property costs of $1.8 million (2002 – nil) and estimated net realizable value of production equipment and facilities of $12.6 million (2002 – nil) were excluded from the depletion calculation.

The ceiling test calculation as at December 31, 2003 indicated that the net recoverable amount from proved reserves exceeded the net carrying value of the petroleum and natural gas properties and equipment. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value. The prices used for the ceiling test were based on commodity prices as at the measurement date of December 31, 2003 being $40.28 per barrel of crude oil (2002 – $44.98), $6.72 per mcf of natural gas (2002 – $5.56), and $36.25 per barrel of natural gas liquids (2002 – $38.04).

As at December 31, 2003, the Trust's estimated future site restoration and abandonment costs to be accrued over the life of the remaining proved reserves is $18,337,000 (2002 – $6,885,000). Of this amount, $3,083,020 has been accrued as an accumulated liability on the consolidated balance sheet as at December 31, 2003 (2002 – $2,343,734).

5. RECLAMATION FUND

		2003		2002
Balance as at January 1	$	–	$	–
Contributions	$	1,030,000	$	–
Balance as at December 31	$	1,030,000	$	–

A reclamation fund was established to fund the payment of environmental and site reclamation costs. Annual contributions will be made to the reclamation fund such that the currently estimated future environmental and site reclamation costs will be funded after 20 years. Interest earned will form part of the reclamation fund. The Company may use the reclamation fund for purposes of funding its' environmental and site reclamation costs. The reclamation fund is held on deposit at a Canadian financial institution.

6. LONG-TERM DEBT

The Company has a revolving term credit facility with a Canadian financial institution. The Company has $70 million available under this facility. At December 31, 2003, the available borrowings under this facility were reduced by an $800,000 letter of credit. Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. labor rates plus applicable margins, depending on the form of borrowing by the Company. The facility is subject to an annual review by the bank and if certain conditions are not met the facility becomes a two year term loan with the first repayment due within 366 days. No current payments are required. The loan facility is secured by a floating charge debenture in the amount of $125 million covering all of the assets of the Company and a general security agreement.

Subsequent to December 31, 2003, the Company closed a $70 million revolving syndicated credit facility among four financial institutions with an extendible 364 day revolving period and a one year amortization period. The loan facility is secured by a floating charge debenture in the amount of $300 million covering all of the assets of the company and a general security agreement. The Company also has a $10 million demand operating line of credit.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. labor rates plus applicable margins depending on the form of borrowing by the Company. Stamping fees and margins vary from zero percent to 1.50 percent dependent upon financial statement ratios and type of borrowing.

The credit facility will revolve until May 2004, whereupon it may be renewed for a further 364 day term subject to review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of five percent and the remaining 85 percent at the end of the term.

7. UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

Pursuant to the Plan of Arrangement, 20,884,039 Trust Units and 7,706,263 Exchangeable Shares were issued on August 23, 2002 upon the cancellation of all outstanding common shares of Storm Energy Inc. and 145,984 Exchangeable Shares were purchased by three officers of the Trust.

An unlimited number of Trust Units may be issued pursuant to the Trust Indenture. Each Trust Unit entitles the holder to one vote at any meeting of the Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding-up of the Trust. The Trust Units are redeemable at the option of the Unitholder, up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Company.

Trust Units of Focus Energy Trust (including conversion of Exchangeable Shares)	Number of Units		Consideration	
	2003	2002	2003	2002
Trust Units outstanding (see (a) below)	28,034,233	22,804,905	$63,267,421	$33,908,902
Trust Units issuable on conversion of Exchangeable Shares (i) (see (b) below)	3,788,258	6,160,621	5,160,995	9,628,379
Balance as at December 31	31,822,491	28,965,526	$68,428,416	$43,537,281

i. The exchange ratio at December 31, 2003 was 1.16718 (December 31, 2002 - 1.03291) Trust Units for each Exchangeable Share.

(a) Trust Units of Focus Energy Trust	Number of Units		Consideration	
	2003	2002	2003	2002
Balance as at January 1	22,804,905	–	$33,908,902	$ –
Issued pursuant to Plan of Arrangement (i)	–	20,884,039	–	30,970,217
Issued on conversion of Exchangeable Shares (ii)	3,037,076	1,907,393	4,467,384	2,799,700
Issued pursuant to the Executive Bonus Plan (iii)	71,752	13,473	841,434	138,985
Issued for Cash Trust Units (iv)	2,100,000	–	25,410,000	–
Trust Unit Issue Expenses	–	–	(1,518,347)	–
Exercise of Unit Appreciation Rights	20,500	–	158,048	–
Balance as at December 31	28,034,233	22,804,905	$63,267,421	$33,908,902

i. Issued August 23, 2002 pursuant to the Plan of Arrangement and recorded at the book value of the Storm Energy Inc. common shares

ii. Issued on conversion of Exchangeable Shares to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged

iii. Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such plan are payable through the issuance of Trust Units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.

iv. Issued for cash on June 25, 2003.

(b) Exchangeable Shares of FET Resources Ltd.	Number of Shares		Consideration	
	2003	2002	2003	2002
Balance as at January 1	5,964,335	–	$9,628,379	$ –
Issued pursuant to Plan of Arrangement (i)	–	7,706,263	–	11,428,089
Issued for cash(ii)	–	145,984	–	999,990
Exchanged for Trust Units(iii)	(2,718,685)	(1,887,912)	(4,467,384)	(2,799,700)
Balance as at December 31	3,245,650	5,964,335	$5,160,995	$9,628,379

i. Issued August 23, 2002 pursuant to the Plan of Arrangement and recorded at the book value of the Storm Energy Inc. common shares

ii. Purchase by three officers of the Trust pursuant to the Plan of Arrangement

iii. Cancellation on conversion to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged

The Exchangeable shares of FET Resources Ltd. are convertible at any time into Trust Units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the Trust Units divided by the ten day weighted average Unit price preceding the record date. During the period of January 1 to December 31, 2003, a total of 2,718,685 Exchangeable Shares were converted into 3,037,076 Trust Units at exchange ratios prevailing at the time. The exchange ratio at the time of issuance on August 23, 2002 was one Trust Unit for each Exchangeable Share. At December 31, 2003, the exchange ratio was 1.16718 Trust Units for each Exchangeable Share. Cash distributions are not paid on the Exchangeable shares. On the tenth anniversary of the issuance of the Exchangeable Shares, subject to extension of such date by the Board of Directors of the Company, the Exchangeable Shares will be redeemed for Trust Units at a price equal to the value of that number of Trust Units based on the exchange ratio as at the last business day prior to the redemption date. The Exchangeable Shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

(c) **Common Shares of Storm Energy Inc.**	Number of Shares		Consideration
Balance as at December 31, 2001	27,782,008	$	39,378,878
Issued upon exercise of stock options	808,294		3,019,428
Balance August 22, 2002 prior to Plan of Arrangement	28,590,302		42,398,306
Trust Units issued	(20,884,039)		(30,970,217)
Exchangeable Shares issued	(7,706,263)		(11,428,089)
	nil	$	nil

Pursuant to the Plan of Arrangement, shareholders of Storm Energy Inc. received one Unit in Focus Energy Trust or one Exchangeable share in FET Resources Ltd., and one share in a new public exploration and production company, Storm Energy Ltd., for each common share held.

8. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 1,500,000 rights, but the number of Units reserved for issuance upon the exercise of Rights shall not at any time exceed 5 percent of the aggregate number of issued and outstanding Units of the Trust and including the number of Units which may be issued on the exchange of the outstanding Exchangeable Shares.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the Trust Units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per Unit basis, made by the Trust after the grant date which represent a return of more than 0.833 percent of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years, and vest equally over a four year period commencing on the first anniversary of the grant.

	Number of Rights		Weighted Average Exercise Price - $	
	2003	2002	2003	2002
Balance as at January 1	320,000	–	$9.39	–
Granted	376,000	320,000	$12.19	$9.68
Exercised	(20,500)	–	$7.71	–
Cancelled	(10,000)	–	$12.08	–
Before reduction of exercise price	665,500	320,000	$11.07	$9.68
Reduction of exercise price	–	–	(1.33)	(0.29)
Balance as at December 31	665,500	320,000	$9.74	$9.39

A summary of the plan as at December 21, 2003 is as follows:

Exercise Price at Grant Date	Adjusted Exercise Price	Number of Rights Outstanding	Remaining Contractual Life of Rights (years)	Number of Rights
$ 9.62	$ 7.655	259,500	3.69	49,500
10.10	8.465	40,000	3.97	10,000
10.87	9.480	40,000	4.12	–
11.54	10.420	6,000	4.35	–
12.08	11.240	254,000	4.52	–
14.26	13.700	8,000	4.67	–
13.61	13.050	5,000	4.71	–
13.38	12.960	50,000	4.76	–
13.33	13.050	3,000	4.81	–
$ 11.07	$ 9.740	665,500	4.16	59,500

The Trust has prospectively adopted the fair value method for 2003 rights granted. The Trust has recorded non-cash compensation expense and contributed surplus of $245,524 for the year ended December 31, 2003. This amount is calculated based on rights issued subsequent to January 1, 2003 of 376,000 rights.

Had the Trust used the fair value method for rights granted between August 23, 2002 and December 31, 2002 pro forma net income would have decreased by $136,758 (2002 - $37,154).

Pro Forma Results	2003	2002
Net income as reported	$ 41,472,312	$ 19,205,241
Less: compensation expense for rights issued in 2002	(136,758)	(37,154)
Pro forma net income	$ 41,335,554	$ 19,168,087
Net income per Trust Unit – basic		
As reported	$ 1.36	$ 0.68
Pro forma	$ 1.36	$ 0.68
Net income per Trust Unit – diluted		
As reported	$ 1.36	$ 0.68
Pro forma	$ 1.35	$ 0.68

The fair value of rights granted in 2003 was estimated using a modified Black Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.23%, volatility of 20%, life of five years and a dividend yield rate of 11%. Users are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

9. CASH DISTRIBUTIONS PAYABLE

The Trust has net income for each year which includes all interest income from the Company, and other income, which accrues to the Trust to the end of the year. Under the Trust Indenture, taxable income of the Trust for each year will be paid or payable by way of cash distributions to the Unitholders.

The taxable income of the Trust includes a deduction for the allocation of taxable income to Unitholders, which is paid or becomes payable in the year. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to Unitholders in order to reduce the Trust's taxable income to zero. Such taxable income relating to the payable amount is allocated to Unitholders of record at the end of the year, and each Unitholder receives a pro rata share of the payable amount.

10. FINANCIAL INSTRUMENTS

The Company's financial instruments included in the balance sheet are comprised of accounts receivable, other receivables, accounts payable and accrued liabilities and bank debt.

Credit risk:
The Company's accounts receivable are due from a diverse group of customers and as such are subject to normal credit risks.

Interest rate risk:
The Company is also exposed to interest rate risk to the extent that long-term debt is at a floating rate of interest.

Fair values:
The fair values of short term financial instruments, being accounts receivable, accounts payable and accrued liabilities and cash distributions payable approximate their carrying values due to their short term to maturity. The fair value of long-term debt approximates its carrying value due to the floating interest rate and the revolving nature of the obligation.

The following financial contracts were outstanding as at December 31, 2003. Settlement of these contracts, which have no book value, would have resulted in a net payment by the Trust of $1,128,949.

Financial Contracts	Daily Quantity	Contract Price	Price Index	Term
Crude oil – fixed price	500 bbls	$ 41.80 CDN	WTI	September 2003 – August 2004
	900 bbls	$ 35.63 CDN	WTI	September 2003 – December 2004
Natural gas – costless collar	6,420 GJ	$ 5.75-$8.03 CDN	AECO	November 2003 – March 2004

11. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. Settlement of these contracts, which have no book value, would have resulted in a net payment to the Trust of approximately $391,266.

Physical Contracts	Daily Quantity	Contract Price	Price Index	Term
Natural gas –				
fixed price	5,000 MMBTU	$ 8.21 CDN	Sumas	November 2003 – March 2004
	5,000 GJ	$ 7.21 CDN	Stn.2, B.C.	November 2003 – March 2004
	5,000 GJ	$ 6.11 CDN	Stn.2, B.C.	November 2003 – October 2004
	6,000 GJ	$ 5.20 CDN	Stn.2, B.C.	April 2004 – October 2004
	7,000 GJ	$ 5.13 CDN	Stn.2, B.C.	April 2004 – October 2004
	6,000 GJ	$ 5.68 CDN	Stn.2, B.C.	April 2004 – October 2004*
	5,000 GJ	$ 6.47 CDN	Stn.2, B.C.	November 2004 – March 2005*

* Contracts entered into subsequent to December 31, 2003

12. PER UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per unit calculations are based on the weighted average number of Trust Units (common shares prior to August 23, 2002) outstanding. Diluted calculations include additional Trust Units for the dilutive impact of rights outstanding pursuant to the Rights Plan.

Basic per unit calculations are based on the weighted average number of Trust Units outstanding in 2003 of 30,493,373 (2002 of 28,799,795 for the period August 23 to December 31 and 28,210,245 Trust Units or common shares for the year ended December 31, 2002) which includes outstanding Exchangeable Shares converted at the year-end exchange ratio.

Diluted calculations include additional Trust Units in 2003 of 129,990 (2002 of 8,764 for the period August 23 to December 31 and 3,145 for the year ended December 31, 2002) for the dilutive impact of the Rights Plan. There were no adjustments to net income in calculating dilutive per unit amounts.

Supplementary cash flow information

	2003	2002
Interest paid	$ **1,345,300**	$ 2,349,829
Interest received	**18,003**	176,715
Taxes paid	**(862,688)**	882,382
Cash distributions paid	**40,925,594**	7,250,188

13. INCOME TAXES

In 2003, Royal Assent was received legislating the reduction of the general corporate income tax rate on income from resource activities from 28 percent to 21 percent and for the elimination of the existing 25 percent resource allowance deduction and introduced the deductibility of actual provincial and other Crown royalties paid all over a five year period. As a result of these changes, as well as a reduction in the Alberta corporate income tax rate from 13 percent to 12.5%, the expected future income tax rate is 37 percent compared to 42 percent at December 31, 2002.

As a result of the change in corporate income tax rates, the trust recorded a future income tax recovery of $3.3 million in 2003.

The provision for future income taxes is different from the amount computed by applying the combined statutory Canadian Federal and Provincial income tax rate to income for the period before income taxes.

The differences are as follows:

	2003		2002
Income before income and other taxes	40,880,035	$	27,929,825
Statutory combined federal and provincial income tax rate	40.98%		42.22%
Expected income tax expense at statutory rates	16,752,638	$	11,791,972
Add (deduct) the income tax effect of:			
Non-deductible crown charges	10,659,788		9,281,286
Resource allowance	(9,077,768)		(7,785,742)
Alberta royalty tax credit	(117,822)		(165,552)
Reduction in corporate tax rate	(3,250,000)		(399,161)
Income attributable to the Trust, not subject to income tax	(16,259,305)		(4,685,229)
Capital tax	879,340		911,102
Other	(179,148)		(224,092)
Income and other taxes	(592,277)	$	8,724,584

The components of the future tax liability at December 31 are as follows:

		2003		2002
Capital assets in excess of tax value	$	47,164,042	$	49,126,298
Provision for site restoration and abandonment		(1,136,401)		(934,438)
Non-capital losses		(2,662,030)		(3,868,656)
Other		(1,548,768)		(1,689,718)
Future income taxes	$	41,816,843	$	42,633,486

As at December 31, 2003, the Trust had non-capital losses for income tax purposes of approximately $7 million which expire in 2009.

14. RELATED PARTY TRANSACTIONS

a) The Trust has three directors who are also directors of Storm Energy Ltd., a publicly listed oil and gas company. There are accounts receivable and accounts payable with Storm Energy Ltd. arising through the normal course of business and measured at the exchange amount which is the amount of consideration established and agreed to by the related parties. The Trust had approximately $1.8 million (2002 - $9.4 million) due to Storm Energy Ltd. and $1.0 million (2002 - $10.5 million) due from a subsidiary of Storm Energy Ltd. at December 31, 2003.

b) During 2003, the Trust paid $97,730 for legal services (2002 - $114,000) provided by a firm in which a current director is a partner.

c) In June 2003 the Trust completed the Loon Lake property acquisition for $17.4 million from Storm Energy Ltd. The approval of the transaction was made by the unrelated directors of the Trust based on an independent engineering evaluation.

15. COMMITMENTS AND CONTINGENCIES

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Trust's financial position or reported results in operations.

16. SUBSEQUENT EVENTS

On April 1, 2004 the Trust expects to complete the acquisition of additional working interests at its Tommy Lakes property in northeastern British Columbia for $110 million before closing adjustments. The acquisition was financed with a combination of debt drawn from the Trusts existing credit facilities and a bought-deal equity financing of $74.5 million.

The Trust issued 5,000,000 Trust Units at $14.90 per unit to raise gross proceeds of $74.5 million on March 23, 2004 to partially finance the above described acquisition.

Management's Discussion and Analysis

The following is a discussion and analysis of the operating and financial results of Focus for the year ended December 31, 2003 compared with the prior year as well as information and opinions concerning the Trust's future outlook based on currently available information. **This discussion is dated March 24, 2004 and should be read in conjunction with the Trust's audited consolidated financial statements for the years ended December 31, 2003 and 2002, together with accompanying notes.**

Throughout the discussion, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

Per barrel of oil equivalent ("BOE") amounts have been calculated using a conversion of six thousand cubic feet of natural gas to one barrel of oil (6 mcf = 1 bbl).

Reorganization per Plan of Arrangement Effective August 23, 2002

On August 20, 2002 the shareholders of Storm Energy Inc. approved the Plan of Arrangement which resulted in Focus Energy Trust commencing operations on August 23, 2002. The Trust's operations commenced with the new legal structure and business mandate pursuant to the Trust Indenture dated July 15, 2002, and with a new management team.

Focus retained approximately 75 percent of the assets previously owned by Storm Energy Inc. These included all of the working interests in natural gas producing assets in the Tommy Lakes and Kotcho-Cabin areas of northeast British Columbia, the natural gas producing assets at Sylvan Lake and Pouce Coupe in Alberta as well as approximately 40 percent of the working interests in the oil producing areas in the Red Earth area of northern Alberta. This represented approximately 96 percent of the natural gas production and 46 percent of the oil production of Storm Energy Inc. prior to the Plan of Arrangement.

FET Resources Ltd., a wholly owned subsidiary of Focus, owns the oil and natural gas properties, and is the legal successor company to Storm Energy Inc. The transfer of assets to Storm Energy Ltd. on August 23, 2002 was a related party transaction at that time, and recorded at net book value. The financial statements for Focus Energy Trust are reported on a continuity of interests basis and include the financial results of Storm Energy Inc. to August 22, 2002.

The financial and operating results for the year ended December 31, 2003 reflect the operations and assets of the Trust. The financial and operating results for the year ended December 31, 2002 include the operations and assets of Storm Energy Inc. for the period January 1 to August 23, 2002 prior to the Plan of Arrangement.

Overall 2003 Performance

Focus completed its first full year of operations as a trust in 2003. Performance in 2003 reflects the strong commodity price environment, the quality of our assets, and the execution of our business strategy. Focus' strategy is to surface value on our existing assets, maintain cost efficiencies, maintain financial strength, and acquire quality assets. Production of the Trust was replaced through development programs at our key properties, and through the acquisition of quality properties which have development potential.

Funds flow from operations increased to $2.16 per Unit and cash distributions in respect of production commencing in April 2003 have been $0.14 per Unit per month. The distribution policy has been aimed at achieving consistency of distributions and sustainability through balancing funds flow with distributions and capital programs.

Operations Summary

	Years Ended, December 31,			
		2003		2002
Average daily production				
Crude oil (bbls/d)		**2,354**		4,831
NGLs (bbls/d)		**485**		502
Natural gas (mcf/d)		**34,254**		32,316
Barrels of oil equivalent (BOE/d @ 6:1)		**8,548**		10,719
Percent Natural gas		**67%**		50%
Average product prices realized				
Crude oil ($CDN/bbl), before hedging settlements	**$**	**42.69**	$	38.27
Financial hedging settlements ($CDN/mcf)	**$**	**(1.95)**	$	(0.16)
NGLs ($CDN/bbl)	**$**	**34.24**	$	29.15
NGL price / Crude oil price		**80%**		76%
Natural gas ($CDN/mcf), before hedging settlements	**$**	**6.36**	$	3.59
Financial hedging settlements ($CDN/mcf)	**$**	**(0.82)**	$	0.08
Reference prices & Focus differential				
Crude oil (Edm. Light Price $CDN/bbl)	**$**	**42.89**	$	39.92
Differential	**$**	**(0.19)**	$	(1.65)
Natural gas (AECO daily $CDN/mcf)	**$**	**6.70**	$	4.08
Differential	**$**	**(0.34)**	$	(0.49)
Production revenue (thousands of dollars)				
Crude oil, before hedging settlements		**36,687**		67,473
Financial hedging settlements		**(1,678)**		(1,830)
NGLs		**6,062**		5,342
Natural gas, before hedging settlements		**79,572**		42,333
Financial hedging settlements		**(10,221)**		2,010
Mark to market adjustment		**1,353**		(1,353)

	Years Ended, December 31,	
	2003	2002
Funds flow per BOE		
Revenue (before hedging settlements)	$ **39.22**	$ 29.59
Financial hedging settlements ($CDN)	**(3.80)**	0.05
Revenue (including hedging settlements)	**35.41**	29.64
Royalties, net of ARTC	**(9.78)**	(7.08)
Production expenses	**(3.39)**	(3.32)
Netback	**22.24**	19.24
Facility income	**0.84**	0.40
Interest income	**0.02**	0.05
Technical Services Agreement	**(0.67)**	(0.38)
General and administrative, cash portion	**(0.81)**	(0.72)
Interest and financing and other	**(0.44)**	(0.63)
Reorganization expenses	**-**	(3.25)
Current and large corporations tax	**(0.07)**	(0.52)
	$ **21.09**	$ 14.17
Royalties percent of revenue (before hedging settlements)	**25%**	24%

Production

Focus has five key operating areas in Alberta and northeastern British Columbia. Production in 2003 was weighted 67 percent towards natural gas and Focus was the operator of 80 percent of production. The increase in average natural gas production for 2003 reflects a concentration of capital expenditures on natural gas properties, primarily at Tommy Lakes, British Columbia and Pouce Coupe, Alberta. During 2003, Focus also acquired light oil properties at Lanaway and Loon Lake. Both of these acquired properties have significant development opportunities, and development programs commenced in 2003.

Excluding the acquisitions and the disposition of interests at Ogston, volumes in 2003 were approximately 170 BOE per day (or 2%) behind our original estimate. This was the result of third party processing plant problems and higher than expected decline rates within the Red Earth area.

The Tommy Lakes natural gas property contributed 38 percent of the production of the Trust in 2003 and is the largest property of the Trust. The increase in natural gas production of the Trust in the first half of 2003 largely reflects flush production from the 2002 / 2003 winter development program at Tommy Lakes. New wells came on-stream in February and March of 2003 and then declined to their stabilized production rate. Focus is currently in the final stages of completing the 2003 / 2004 winter development program at Tommy Lakes, and 13 additional wells have been drilled and brought on-stream. Tommy Lakes is operated by Focus and contains the main development opportunities of the Trust for 2004 and 2005.

The acquisition of additional working interests announced on March 8, 2003 significantly increases Focus' working interests in this property, further increasing our emphasis on natural gas and on being the operator of our production. The acquisition is expected to close April 1, 2004.

Compared with 2002, production volume is lower as a result of the transfer out of oil producing assets, as per the Plan of Arrangement.

Additional information on 2003 production by area and by quarter is contained in the section "Production" on page 10.

Pricing and Price Risk Management

Natural gas production in Alberta and British Columbia is priced with reference to delivery at the AECO Hub in Alberta. AECO daily average natural gas prices in 2003 increased 64 percent to average $6.70 per mcf compared with $4.08 per mcf in 2002.

The price per mcf realized by Focus in 2003, before adjustment for financial hedges, of $6.36 represents a discount of $0.34 to the AECO reference price for the period. The net price realized on natural gas sales reflects specific markets being delivered to, deductions to the delivery point for transportation and liquids recovery processing, the heat content of the natural gas, and physical delivery contract terms. In 2003, we delivered approximately 15 percent of our natural gas production in Alberta, 57 percent of our natural gas production to Station 2 near Fort St. John, British Columbia, and 25 percent of our natural gas production to Sumas on the British Columbia–Washington border.

The average reference prices for crude oil in Canadian dollars, being the refiners' posted prices at Edmonton, Alberta, increased seven percent for 2003 compared with 2002. This increase is the net impact of the rising reference price for West Texas Intermediate crude oil at Cushing, Oklahoma (WTI) partially offset by a strengthening of the Canadian dollar. Crude oil prices received are based on the refiners' posted prices at Edmonton, less deductions for transportation from the field and adjustments for quality.

The Trust's crude oil production consists entirely of light sweet crude oil (average 38° API gravity). The prices realized in 2003 and 2002, before adjustment for hedges, were at a small discount to the Edmonton posted price, reflecting the high quality of our crude oil. Our price for crude oil, before adjustment for hedges, increased by 12 percent as a result of the higher base price and the reduced differential of our oil to the Edmonton posted prices.

Focus utilizes a hedging program to manage exposure to fluctuations in commodity prices, to provide greater certainty and stability to distributions, to protect Unitholder return on investment and to help ensure profitability of specific properties or acquisitions. This program is monitored by the Board of Directors and implemented by the Risk Management Committee. We use financial instruments and physical forward sales as part of this risk management program. All of the commodity and foreign exchange contracts are with parties that represent minimal counterparty risk.

Production income for 2003 includes a net loss of $10.6 million relating to financial instruments associated with commodity and foreign exchange contracts. This compares with a net loss of $1.2 million relating to financial instruments associated with commodity and foreign exchange contracts in 2002. The net loss in 2003 is a combination of a hedging loss of $8.9 million for financial instruments associated with natural gas and a hedging loss on crude oil of $1.7 million. The hedging results for natural gas include a non-cash gain of $1.4 million relating to a natural gas ceiling contract that was accounted for based on the mark to market value. These hedging losses reflect commodity prices for 2003 that were significantly higher than the forward market. On a quarter by quarter basis for 2003, hedging losses were $8.4 million in the first quarter, $1.7 million in the second quarter, $0.4 million in the third quarter, and $0.1 million in the fourth quarter. The results for the first quarter of 2003 are a result of the extremely strong natural gas prices during this period.

A summary of the financial instruments and physical sales contracts at December 31, 2003, and their estimated mark to market values, are described in Note 10 and Note 11 of the Notes to Consolidated Financial Statements.

Focus currently has a combination of fixed price arrangements and collars that provide price protection in 2004 on an average 17,204 mcf per day of natural gas production at a reference price of $CDN 6.40 per mcf. With respect to crude oil, fixed price swaps represent 1,400 bbls per day of oil production with a reference price of $CDN 37.59 per barrel. The following table details financial instruments and physical contracts as at March 24, 2004 as part of the Trust's hedging program for 2004 and 2005.

Financial Contracts	Daily Quantity	Contract Price	Price Index	Term
Crude oil – fixed price	500 bbls	$ 41.80 CDN	WTI	September 2003 – August 2004
	900 bbls	$ 35.63 CDN	WTI	September 2003 – December 2004
	500 bbls	$ 43.49 CDN	WTI	September 2004 – December 2004
Natural gas – costless collar	6,420 GJ	$ 5.75 – $8.03 CDN	AECO	November 2003 – March 2004

Physical Contracts	Daily Quantity	Contract Price	Delivery Point	Term
Natural gas – fixed price	5,000 MMBTU	$ 8.21 CDN	Sumas	November 2003 – March 2004
	5,000 GJ	$ 7.21 CDN	Stn.2, B.C.	November 2003 – March 2004
	5,000 GJ	$ 6.11 CDN	Stn.2, B.C.	November 2003 – October 2004
	6,000 GJ	$ 5.20 CDN	Stn.2, B.C.	April 2004 – October 2004
	7,000 GJ	$ 5.13 CDN	Stn.2, B.C.	April 2004 – October 2004
	6,000 GJ	$ 5.68 CDN	Stn.2, B.C.	April 2004 – October 2004
	5,000 GJ	$ 6.47 CDN	Stn.2, B.C.	November 2004 – March 2005

Production Revenue

For the year ended December 31, 2003, production revenue was $111.8 million, comprised 62 percent of natural gas sales, 33 percent of crude oil sales and five percent from sales of natural gas liquids. Compared with 2002, 2003 had very strong prices for both natural gas and crude oil which largely offset the reduction in production volumes associated with the Plan of Arrangement effective August 23, 2002.



Natural Gas Volumes & Realized Price per MCF


60
45
30
15
mmcf/d
$7.00
$5.25
$3.50
$1.75
2002 (131 days)
2003 Q1
2003 Q2
2003 Q3
2003 Q4

Crude Oil Production & Realized Price per Barrel (excl. NGLs)


3,500
2,625
1,750
875
bbls/d
$50.00
$37.50
$25.00
$12.50
2002 (131 days)
2003 Q1
2003 Q2
2003 Q3
2003 Q4

Royalties

Royalties, excluding hedging and net of Alberta royalty tax credit, as a percentage of revenue were 25 percent in 2003 compared with 24 percent in 2002. The effective royalty percentage in 2003 was 28 percent versus the 24 percent reported for 2002, reflecting higher hedging losses from financial instruments. Hedging gains and losses associated with financial instruments are not recognized for royalty calculations.

Other Income

Other income for 2003 includes $2.4 million for treating and processing third party oil and gas at our production facilities compared with $1.6 million in 2002. The higher level of treating and processing income for 2003 was a result of increased third party volumes processed at the Kotcho facilities in British Columbia. In addition to Kotcho, we earn third party processing revenue at our facilities located in the Sylvan Lake and Golden areas of Alberta.

Production Expenses

Production expenses for the year amounted to $3.39 per BOE. The main natural gas properties are in winter only access areas of British Columbia, and production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and the bringing in of supplies. We have lower than average production expenses per BOE due to a higher weighting towards natural gas production, having significantly higher production per well compared to the sector average, and by being the operator of our major properties.

Technical Services Agreement

Our Technical Services Agreement with Storm Energy Ltd. expired on June 30, 2003. Through that arrangement, we received services in respect of the operation of the assets and associated administrative services for a fee of $350,000 per month. The services previously provided under the agreement are now performed by employees of the Trust.

General and Administrative Expenses

(thousands)	**2003**	August 23 to December 31, 2002	2002
Gross G&A, before Trust Unit Rights Plan expense (i) (ii) (iii)	**$4,602**	$1,106	$4,990
Overhead recoveries	**(1,221)**	(240)	(1,890)
	3,381	866	3,100
Trust Unit Rights Plan expense (iv)	**246**	–	–
Net G&A	**$3,627**	$866	$3,100
Cash based G&A Expense Per BOE	**$0.81**	$0.55	$0.72
Non-cash G&A Expense Per BOE	**0.35**	0.26	0.07
G&A per BOE	**$1.16**	$0.81	$0.79

(i) Amounts paid to Storm Energy Ltd. in accordance with the Technical Services Agreement are reported separately on the Consolidated Statements of Income and Accumulated Income, and not included as part of general and administrative expenses.

(ii) Gross general and administrative expenses for 2002 do not include $12.7 million in expenses associated with the reorganization, which are reported separately on the Consolidated Statements of Income and Accumulated Income.
(iii) Gross general and administrative expenses for 2003 include $1.7 million associated with the Executive Bonus Plan. This compares with $0.6 million for the 131 day period in 2002 after the Plan of Arrangement. Half of this amount is settled through the issuance of units from treasury at a price equal to the last five trading days of the month for which the bonus relates.
(iv)Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in the fourth quarter of 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 8 of the Notes to Consolidated Financial Statements.

Increased general and administrative expenses in 2003 result from increased staff levels and office expenses corresponding to the expiry of the Technical Services Agreement on June 30, 2003.

As operator, capital recoveries are based on a percentage of the total capital program managed. We operate the majority of our capital programs during the winter season. As such, almost all of the capital recoveries occur in the winter months.

No general and administrative expenses were capitalized in 2003 or 2002.

Interest and Financing Expenses

Interest expenses decreased to $1.4 million in 2003 from $2.5 million in 2002. This decrease is attributable to lower monthly average debt balances and lower interest rates. At December 31, 2003, $21.4 million was drawn on the revolving term credit facility. At December 31, 2002, Focus had long-term debt of $51.8 million and cash and cash equivalents of $14.7 million relating to short-term investments in a subsidiary. These investments matured and were applied to the long-term debt in 2003. Borrowings under the credit facilities bear interest at the bank prime rate or Canadian banker's acceptance rates plus a bank stamping fee.

Depletion, Depreciation, and Provision for Site Restoration and Abandonment

The 2003 depletion and depreciation provision is $7.82 per BOE compared with $7.89 per BOE for the period of August 23 to December 31, 2002. The increase reflects actual capital expenditures and updated estimates of proven reserves. The estimate of future capital expenditures for proven reserves used in the calculation of the depletion and depreciation provision rate remained essentially unchanged at $28.4 million.

The acquisition of the additional working interests at Tommy Lakes which is scheduled to close on April 1, 2004 will increase the depletion and depreciation expense slightly in the second quarter of 2004.

The 2003 provision for site restoration and abandonment was $0.32 per BOE compared with $0.22 per BOE for the period August 23 to Dcember 31, 2002. The increase is largely due to the separation of expected realizable salvage values, and also reflects updated estimates of expected future costs and an increase in the number of wells as a result of development and acquisition activity.

In the first quarter of 2004, we will adopt the CICA new section 3110, Asset Retirement Obligations. This new standard requires that companies recognize the liability associated with future site reclamation costs in the financial statements at the time when the liability is incurred. This liability is initially measured at fair value and subsequently adjusted for the accretion of the discount amount and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over time.

The Trust is currently evaluating the impact of this standard on its financial statements and does not anticipate it will have a material impact on earnings. This new standard does not have an impact on funds flow from operations.

Abandonments

We actively manage the exposure to environmental issues and abandonment and reclamation of well sites and facilities. The field operations are generally new in nature, concentrated to a few operating areas and do not have a significant number of shut-in wells. We conduct our operations to minimize risk and environmental impacts. Our employees and third parties regularly conduct reviews of wells and facilities.

We have established a reclamation fund for the purpose of funding estimated future environmental and reclamation obligations. At December 31, 2003 the reclamation fund had a balance of $1,030,000.

Reorganization Expenses

We incurred reorganization expenses in 2002 of $12.7 million associated with the Plan of Arrangement, of which $9.6 million relate to the cancellation of stock options and $3.1 million of advisory and other professional services costs.

Income and Other Taxes

(thousands)		2003		2002
Future income tax	$	**(816)**	$	6,673
Current and large corporations tax		**224**		2,052
Income and other taxes	$	**(592)**	$	8,725

In 2003, a future income tax recovery of $0.8 million was included in income compared to an expense of $6.7 million in 2002. The 2003 future income tax recovery is largely due to reductions in federal and provincial income tax rates. The reductions in future federal income tax rates were substantively enacted late in the second quarter of 2003 and were subsequently legislated in the fourth quarter of 2003. The legislation reduces the federal general corporate income tax rate on income from resource activities from 28 percent to 21 percent and eliminates the existing 25 percent resource allowance deduction and introduced the deductibility of actual provincial and other Crown royalties paid all over a five year period. As a result of these changes, as well as a reduction in the Alberta corporate income tax rate from 13 percent to 12.5%, the expected future income tax rate is 37 percent compared to 42 percent at December 31, 2002.

As a result of the change in corporate income tax rates, the Trust recorded a future income tax recovery of $3.3 million in 2003.

At December 31, 2003, a liability of $41.8 million for future income taxes was recorded on the balance sheet. Under our structure, payments made by our subsidiary FET to the Trust transfer both income and future tax liability from FET to the individual Unitholders. Therefore it is the opinion of management that payments from FET through to Focus will greatly reduce or eliminate future income taxes. These payments in a period reduce future income tax liabilities previously recorded by FET, and are recognized as a recovery of income tax in the period incurred.

At December 31, 2003 we had approximately $9.9 million in income tax pools that will be utilized to reduce the taxable portion of future cash distributions. FET and its subsidiary have approximately $40 million in income tax pools that will be utilized to minimize future income taxes at the legal entity level.

Our capital taxes were $0.9 million in 2003 and 2002.

Capital Expenditures

Capital Expenditures (thousands)	**2003**	August 23 to December 31, 2002	2002
Land	$ **294**	$ 31	$ 1,219
Seismic	**–**	–	1,032
Drilling and completion	**9,787**	1,675	23,976
Facilities, recompletions & workovers	**6,654**	1,821	13,846
Field inventory	**(146)**	–	(682)
Net field operations	**16,589**	3,527	39,391
Administration assets	**220**	16	144
Petroleum and natural gas properties and equipment additions	**16,809**	3,543	39,535
Acquisition	**22,175**	605	605
Dispositions	**(1,959)**	–	–
Total Capital Expenditures	$ **37,025**	$ 4,148	$ 40,140

Petroleum & Natural Gas Property and Equipment Additions by Area

(thousands except wells drilled)	2003	Wells Drilled (gross)	August 23 to December 31, 2002	Wells Drilled (gross)
Tommy Lakes – 02/03 Winter Program	$ 8,225	6	$ 2,827	5
Tommy Lakes – 03/04 Winter Program	2,854	3		
Kotcho-Cabin, B.C.	80		5	
Red Earth, Alberta	553	2	454	2
Loon Lake, Alberta	2,322	8		
Pouce Coupe, Alberta	2,091	2	155	
Sylvan Lake, Alberta	280		86	
Lanaway, Alberta	184	2		
Administration assets	220		16	
	$16,809	23	$ 3,543	7

The majority of our 2003 capital program was conducted at Tommy Lakes, which is only accessible during the winter months. Of the $16.8 million in petroleum and natural gas property and equipment additions for 2003, 66 percent was invested at Tommy Lakes, 14 percent at the Loon Lake property acquired in June 2003, and 12 percent at Pouce Coupe for the drilling of two natural gas wells (net 1.25 wells). In addition, development on the Lanaway property acquired in May 2003 commenced with the drilling of two gas wells (net 0.2 wells).

Capital expenditures for the fourth quarter were concentrated on the winter program for Tommy Lakes. The total 2003/2004 winter program will drill 13 wells, refrac five wells and workover eight wells. We operate this program which is estimated to cost approximately $11.5 million net. All of the wells from this winter program have now been brought on production.

Acquisitions at Loon Lake and Lanaway were completed in the second quarter of 2003. The Lanaway and Loon Lake properties were acquired for approximately $4.7 million and $17.4 million respectively. The Trust also disposed of the Ogston oil properties for proceeds of approximately $2 million in the second quarter of 2003.

Capital expenditures in 2004 will concentrate on further development at Tommy Lakes, British Columbia and on further development at the Pouce Coupe and Loon Lake properties in Alberta.

Liquidity and Capital Resources

As at December 31, 2003 we had a working capital deficit of $3.3 million compared with working capital of $15.3 million as at December 31, 2002. The change in working capital is primarily due to the $14.7 million of short term funds on deposit December 31, 2002 which was applied to the long-term debt early in 2003.

Total debt outstanding at December 31, 2003 was $21.4 million compared to $51.8 million at December 31, 2002. Focus has a $70.0 million revolving term credit facility with a Canadian financial institution, and a $10 million operating facility secured by its oil and gas properties. The current credit facility revolves until May 31, 2004. Focus has received an Offer of Extension of the revolving period for a further 364 days.

At December 31, 2003 long-term debt net of working capital was $24.6 million. This compares to $36.5 million at December 31, 2002. The $11.9 million reduction in net debt during this period resulted from the following factors.

- The distribution policy recognizes the number of Units that would be issued on conversion of the Exchangeable Shares. However, holders of Exchangeable Shares do not receive monthly cash distributions and we retain the cash. For 2003, this totaled approximately $9.8 million and the cash retained was used to reduce long-term debt.
- The issuance of Trust Units during 2003 raised net proceeds of $24.0 million. Acquisitions of properties, net of proceeds on disposition of Ogston, were $20.2 million. The balance of $3.8 million raised through the issuance of equity was applied to the debt. With respect to the acquisition at Loon Lake, the purchase price was reduced at closing by $3.2 million due to another working interest owner exercising their right of first refusal.
- Funding for capital expenditures from retained funds flow was $14.0 million, and the actual capital expenditures were $16.8 million.

Focus plans to finance its program for development drilling and enhancement of production through a combination of investing approximately 25 percent of funds flow and debt. Capital expenditures, including acquisitions, above this level will be financed through a combination of cash flow, debt and equity by issuing units from treasury.

During 2004, we will benefit from the retention of cash related to Exchangeable Shares not receiving monthly cash distributions. There are currently 2,415,481 Exchangeable Shares outstanding compared with 3,245,650 at December 31, 2003. The conversion of Exchangeable Shares into Units is at the sole discretion of the holders of the Exchangeable Shares.

Capitalization Table (thousands except per unit amounts)	**December 31, 2003**	**December 31, 2002**
Long-term debt	$ 21,337	$ 51,801
Less: Working capital (deficiency)	(3,304)	15,267
Net debt	$ 24,641	$ 36,534
Units outstanding and issuable for Exchangeable Shares	31,822	28,966
Market price at December 31	$ 15.00	$ 10.15
Market capitalization	$ 477,330	$ 294,005
Total capitalization	$ 501,971	$ 330,539
Net debt as a percentage of total capitalization	5%	11%
Funds flow (i)	$ 65,808	$ 52,946
Net debt to funds flow (i)	0.4	0.7

(i) December 31, 2002 is based on the funds flow from the operations of the Trust for the 131 day period

Funds Flow Reconciliation

(thousands except per unit amounts)		Year Ended Dec 31, 2003		Per Unit
Funds flow from operations	$	65,808	$	2.16
Less: Reclamation fund contributions		(1,030)	$	(0.03)
Less: Distributions calculated for Units and Exchangeable Shares		(50,771)	$	1.665
Plus: Distributions on Exchangeable Shares not paid in cash		9,846		
		23,853		
Capital expenditures – field operations		(16,809)	$	(0.55)
Change in net debt, before acquisitions, divestitures and equity issue	$	7,044		
Payout ratio – per Unit basis		77%		
Payout ratio – dollar basis		62%		

Cash Distributions

We announce our distribution policy on a quarterly basis. The actual amount of the cash distribution is determined by the Board of Directors and is dependent upon the commodity price environment, production levels, and the amount of capital expenditures to be funded from cash flow. Our distribution policy incorporates the withholding of up to 25 percent of cash flow for the financing of capital expenditures to provide more sustainable distributions. Cash distributions are essentially taxed to the Unitholders as ordinary income.

The Exchangeable Shares of FET Resources Ltd. are convertible into Trust Units of Focus based on the exchange ratio, which is adjusted monthly to reflect the cash distribution paid on the Trust Units. Cash distributions are not paid on the Exchangeable Shares and we retain the cash flow related to the Exchangeable Shares for reduction of debt or for additional capital expenditures. The initial exchange ratio was one Trust Unit for one Exchangeable Share. The exchange ratio increased to 1.16718 as at December 31, 2003. Effective March 15, 2004, the exchange ratio is 1.19599 Trust Units for one Exchangeable Share.

Taxation of Cash Distributions

Focus Energy Trust, for purposes of the Canadian Income Tax Act, is treated as a mutual fund trust and each year the Trust files an income tax return with the taxable income allocated to the Unitholders. Distributions paid to the Unitholders may be both a return on capital (income) and a return of capital. The allocation between these two streams is dependent upon the income tax deductions that the Trust is able to claim against the income it earns.

The Trust has net income for each year that is required to be calculated on an accrual basis of accounting, not a cash basis. Net income includes all interest income from FET and other income that accrues to the Trust to the end of the year. Under the Trust Indenture, net income of the Trust for each year will be paid or payable by way of cash distributions to the Unitholders.

Taxable income of the Trust includes a deduction for the allocation of taxable income to Unitholders, which is paid or becomes payable in the year and a deduction relating to income tax pools residing at the Trust level. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to Unitholders in order to reduce the Trust's taxable income to zero. Such taxable income is allocated to Unitholders. Any taxable income relating to a payable amount is allocated to Unitholders of record at the end of the year, and each Unitholder receives a pro rata share of that payable amount.

2003 Canadian Income Tax Information

The following information is intended to assist Canadian holders of trust units of Focus Energy Trust (FET.UN – TSX) in the preparation of their 2003 T1 Income Tax Return. This summary is directed to a Unitholder who, for purposes of the Income Tax Act (Canada) is a resident of Canada and holds the Units as capital property. Other Unitholders are advised to consult with their tax advisor concerning their circumstances.

- **Trust Units held within an RRSP, RRIF or DPSP – NO AMOUNTS** are to be reported on the 2003 income tax return where trust units are held within a Registered Retirement Savings Plan (RRSP), Registered Retirement Income Fund (RRIF), Deferred Profit Savings Plan (DPSP) or any other such registered plans.

- **Trust Units held outside of an RRSP, RRIF or DPSP** – If the Trust Unit is held through a broker or other intermediary then the Unitholder will receive a T3 Supplementary slip directly from their broker or intermediary, not from the transfer agent (Valiant Trust Company) or from Focus, on or before March 30, 2004.

- If the Unitholder is a registered holder then the Unitholder will receive a T3 Supplementary slip directly from Valiant Trust Company.

- The amount reported in Box (26) on the T3 Supplementary slip, "Other Income", should be reported on the 2003 T1 Income Tax Return.

Taxable Income Allocated to Unitholders for 2003 and Taxation Treatment

- For those Unitholders who held their Focus Energy Trust Units outside of a registered plan, the return on capital or income portion is reported in Box (26) of the T3 Supplementary slip, "Other Income", and should be reported on the 2003 T1 Income Tax Return.

- In most circumstances, the return of capital portion will reduce the Unitholder's adjusted cost base of their Focus Energy Trust Units. This is discussed in more detail below.

- The following table outlines the breakdown of cash distributions per Unit paid by Focus Energy Trust with respect to record dates for the period January 31 to December 31, 2003.

Record Date	Payment Date	Distribution Paid	Taxable Income (Box 26 Other Income)	Return of Capital Amt.
January 31, 2003	February 17, 2003	$0.135	$0.0894*	$0.0026
February 28, 2003	March 17, 2003	$0.135	$0.1324	$0.0026
March 31, 2003	April 15, 2003	$0.135	$0.1324	$0.0026
April 30, 2003	May 15, 2003	$0.140	$0.1373	$0.0027
May 31, 2003	June 16, 2003	$0.140	$0.1373	$0.0027
June 30, 2003	July 15, 2003	$0.140	$0.1373	$0.0027
July 31, 2003	August 15, 2003	$0.140	$0.1373	$0.0027
August 31, 2003	September 15, 2003	$0.140	$0.1373	$0.0027
September 30, 2003	October 15, 2003	$0.140	$0.1373	$0.0027
October 31, 2003	November 17, 2003	$0.140	$0.1373	$0.0027
November 30, 2003	December 15, 2003	$0.140	$0.1373	$0.0027
December 31, 2003	January 15, 2004	$0.140	$0.1373	$0.0027
	Total	**$1.665**	**$1.5899**	**$0.0321**

** An amount of $0.043 per unit was allocated as taxable income in 2002*

Taxable income allocated to Unitholders for 2002 is equal to the cash distributions received, plus Unitholders of record on December 31, 2002 have an additional $0.153 per Unit relating to distributions payable as at December 31, 2002. The $0.153 per unit of taxable income per Unit paid to Unitholders of record on December 31, 2002 is part of the 2002 taxable income allocation, and is not included in the 2003 taxable income allocation. Since the amount of taxable income allocated to Unitholders for 2002 is higher than the actual cash distributions received by Unitholders in 2002, there is no return of capital portion to the cash distributions.

Adjusted Cost Base

In most circumstances, the return of capital portion will reduce the Unitholder's adjusted cost base of their Focus Energy Trust Units. The adjusted cost base of the units is required in the calculation of a capital gain or capital loss (if capital property to the Unitholder) upon the disposition of the Units.

Should a Unitholder's adjusted cost base ever be reduced below zero, that negative amount is deemed to be a capital gain and the adjusted cost base is deemed to be nil. The capital gain is reported on Schedule 3 of the T1 Income Tax Return.

2003 United States Income Tax Information

- **Focus Trust Units held outside of a Qualified Retirement Plan** – For distributions relating to 2003, 100 percent of the distributions are taxable as dividends to the Unitholder for U.S. federal income tax purposes. After consulting with its tax advisors, Focus believes that its distributions should be considered "Qualified Dividends" under the Jobs and Growth Tax Relief Reconciliation Act of 2003 and should be eligible for the reduced U.S. dividend tax rate. However, the individual taxpayer's situation must be considered

before making this determination. Qualified Dividends should be reported on Line 9(b) of the IRS Form 1040, unless the facts of the U.S. individual Unitholder determines otherwise. Page 23 of the IRS 2003 Form 1040 instruction booklet provides examples of individual situations where the distributions would not be "Qualified Dividends". Where the distributions are not considered "Qualified Dividends" due to an individual's situation, the amount should be reported on Schedule B, Part II – Ordinary Dividends and Line 9 (a) of your IRS Form 1040.

For the non-taxable portion of distributions, if any, ("Non-Taxable Return of Capital"), a taxpayer must reduce the cost (or other basis) by the amount of non-taxable distributions in calculating the gain or loss on sale of Focus Units. If the amount of "Non-Taxable Return of Capital" exceeds your cost (or other basis), report the excess as a capital gain.

U.S. Unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet provided by the IRS to determine the amount of tax applicable.

Canadian withholding taxes that have been withheld from your distributions should be reported on Form 1116 "Foreign Tax Credit (Individual, Estate or Trust)". Information regarding the amount of Canadian tax withheld relating to 2003 distributions should be available through your investment advisor or other intermediary and is not available from Focus Energy Trust.

- **Focus Trust Units held within a Qualified Retirement Plan** – There should be no amount that is required to be reported as income on an IRS Form 1040 where the Focus Trust Units are held in a Qualified Retirement Plan.

Management and Financial Reporting Systems

The Trust's management and internal control systems are designed to provide assurance that accurate and timely internal and external information is communicated to users of that information. These systems are continually being reviewed for opportunities for enhancement.

Update on Financial Reporting and Regulatory Matters

In 2003, several changes were made in the financial reporting and regulatory environment impacting all public entities.

The Trust adopted the Canadian Institute of Chartered Accountant's (CICA) amended standard, section 3870, "Stock-based compensation and other stock based payments". This amended standard is effective for fiscal years beginning on or after January 1, 2004; however, earlier adoption is recommended. This section requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Trust adopted this standard in the fourth quarter of 2003 in accordance with the transitional provisions of the standard. Per these provisions,

early adoption requires measurement and recognition of compensation expense in relation to units rights granted on or after January 1, 2003. As a result of implementation of this standard, net income of the Trust for 2003 was reduced by $245,524 and there was no impact on funds flow from operations. On a quarterly basis, net income would have been reduced by $4,023 in the first quarter, $8,825 in the second quarter, $75,918 in the third quarter and $156,758 in the fourth quarter of 2003.

The financial statements include a further discussion of this standard.

The following new and amended standards and regulatory requirements were issued in 2003 and will affect the Trust in 2004.

- *Continuous Disclosure Obligations*

  The Canadian Securities Administrators have developed new continuous disclosure requirements for reporting issuers which are contained in National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102") and are effective March 31, 2004. NI 51-102 sets out new rules and deadlines for financial statements, management's discussion and analysis ("MD&A"), annual information forms ("AIFs"), material change reporting, information circulars and other continuous disclosure matters. Another change under this instrument is that the Trust will no longer be required to mail annual and interim financial statements and MD&A to Unitholders, but rather these documents will be provided on an "as requested" basis.

  The Trust continues to assess the implications of NI 51-102 which will be implemented in 2004.

- *Asset Retirement Obligations*

  In March 2003, the CICA issued new section 3110, Asset Retirement Obligations. This new standard requires that companies recognize the liability associated with future site reclamation costs in the financial statements at the time when the liability is incurred. This liability is initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over time. This new standard is effective for fiscal years beginning on or after January 1, 2004.

  The Trust is currently evaluating the impact of this standard on its financial statements and does not anticipate it will have a material impact.

- *Exchangeable Share Accounting*

  In November 2003 the CICA issued a draft EIC (D37) on "Income Trusts-Exchangeable Units". The EIC proposes that the retained interest of the exchangeable shareholders should be presented on the balance sheet as a non-controlling interest separate and distinct from Unitholders' equity. This draft EIC is currently under review and was not enacted in final form as at the date of the Trust's consolidated financial statements.

- *Oil and Gas Accounting – Full Cost*

In September 2003 the CICA issued Accounting Guideline 16, "Oil and Gas Accounting – Full Cost" to replace Accounting Guideline 5, "Full Cost Accounting in the Oil and Gas Industry". This guideline is effective for fiscal years beginning on or after January 1, 2004.

The guideline impacts the cost impairment test or ceiling test. The cost impairment test is a two stage test which is to be performed annually. The first stage of the test determines if the cost pool has been impaired. An impairment occurs when the carrying amount of an asset is not recoverable and exceeds its fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows from proved reserves plus unproved costs using management's best estimate of future prices. The second stage of the test involves measurement of the impairment. The impairment is measured as the amount by which the carrying amount of capitalized assets exceeds the future discounted cash flows from proved plus probable reserves. The discount rate used is the company's risk free rate. The guideline requires disclosure of future prices used in the measurement of impairment.

The Trust is currently evaluating the impact of this standard on its financial statements and does not anticipate it will have a material impact.

- *Hedging Relationships*

In December 2001 the CICA issued Accounting Guideline 13, "Hedging Relationships" which deals with the identification, designation, documentation and measurement of effectiveness of hedging relationships for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. This guideline is effective for fiscal years beginning on or after July 1, 2003.

The Trust has formally documented all transactions and they were determined to meet the criteria of effective hedges as at December 31, 2003.

- *Variable Interest Entities*

In June 2003 the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" which deals with the consolidation of entities that are subject to control on a basis other than ownership of voting interests. This guideline is effective for annual and interim periods beginning on or after November 1, 2004.

The Trust has assessed that this new guideline is not applicable based on the current structure of the Trust.

Quarterly Information

Quarter Ended ($ thousands except per unit amounts)	31-Dec 2003	30-Sep 2003	30-Jun 2003	31-Mar 2003	31-Dec 2002	30-Sep 2002	30-Jun 2002	31-Mar 2002
Total revenues	$27,429	$27,272	$30,487	$29,394	$24,282	$25,869	$35,877	$28,403
Net income	$10,456	$10,608	$12,449	$7,959	8,554	$8,713	$6,793	$9,256
Per unit								
- basic	$0.33	$0.33	$0.43	$0.27	$0.30	$0.31	$0.24	$0.34
- diluted	$0.33	$0.33	$0.43	$0.27	$0.30	$0.30	$0.24	$0.32

The above table highlights Focus' quarterly performance for the years ended December 31, 2003 and 2002. As Focus is the successor organization to Storm Energy Inc., information for the first three quarters of 2002 includes the operations of Storm Energy Inc. for the period January 1, 2002 to August 23, 2002 prior to the reorganization.

Assessment of Business Risks

Following are the primary risks associated with the business of the Trust. These risks are similar to those affecting others in the conventional oil and gas income trust sector. The Trust's financial position, results of operations and distributions to Unitholders are directly impacted by these factors.

1) operational risk associated with the production of oil and natural gas;

2) reserve risk in respect to the quantity and quality of recoverable reserves;

3) market risk relating to the availability of transportation systems to move the product to market;

4) commodity risk as crude oil and natural gas prices fluctuate due to market forces;

5) financial risk such as the Canadian / US dollar exchange rate, interest rates and debt service obligations;

6) environmental and safety risk associated with well operations and production facilities;

7) changing government regulations relating to royalty legislation, income tax laws, incentive programs, operating practices and environmental protection relating to the oil and gas industry and the income trust sector;

8) risk of liability to Unitholders since there is no statutory protection for Unitholders from liabilities of the Trust.

Focus seeks to mitigate these risks by:

1) acquiring mature properties to reduce technical uncertainty;
2) acquiring long life reserves to ensure more stable production and to reduce the economic risks associated with commodity prices cycles;
3) maintaining a low-cost structure to maximize product netbacks and reduce impact of commodity price cycles;
4) diversifying properties to mitigate individual property and well risk;
5) maintaining a product mix to balance exposure to commodity prices;
6) conducting rigorous reviews of all property acquisitions;
7) monitoring pricing trends and developing a mix of contractual arrangements for the marketing of products with creditworthy counterparties;
8) maintaining a hedging program to hedge commodity prices and foreign exchange currency rates with creditworthy counterparties;
9) ensuring strong third party-operators for non-operated properties;
10) adhering to the Trust's safety program and keeping abreast of current operating best practices;
11) keeping informed of proposed change in regulations and laws to properly respond to and plan for the effects that these changes may have on our operations;
12) carrying insurance to cover losses and business interruption; and
13) establishing and building cash resources to fund future abandonment and site restoration costs.

Outlook

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by demand and supply factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.

The following chart summarizes Focus' 2004 outlook. This forecast includes the acquisition at Tommy Lakes April 1, 2004. No other acquisitions are assumed for the purposes of these forecasts.

In 2004, Focus will continue its active drilling and development program on the significant development opportunities on its major properties. It is anticipated that these development opportunities will maintain production by offsetting production declines.

Focus does not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to Unitholders.

Summary of 2004 Expectations [1]	
Average annual production	10,000 BOE/d
Weighting to natural gas	73%
Production expenses per BOE	$ 3.40
G&A expenses per BOE [2]	$1.30
Capital expenditures – field	$20.6 million
Payout ratio	75% – 85%
Approximate taxable portion of distributions	100%
Net debt / Funds from operations	Under 1x

(1) With acquisition at Tommy Lakes April 1, 2004
(2) Including cash and non-cash components

The table below shows the potential impact on the Trust's 2004 funds flow from operations (after hedging) resulting from changes to the business environment or operations.

		Change to Funds Flow	
	Change	$000's	$ / Unit
Business Environment			
Price per barrel of crude oil ($US WTI)	$ 1.00	510	0.014
Price per mcf of natural gas ($CDN AECO)	$ 0.25	1,800	0.050
US/CDN exchange rate	$ 0.01	725	0.020
Interest rate on debt	1%	450	0.012
Operations			
Oil production - bbls/d	100	1,060	0.030
Gas production - mcf/d	1,000	1,670	0.046
Operating expenses ($ per BOE)	$ 0.25	912	0.025
Cash G&A expenses ($ per BOE)	$ 0.25	912	0.025

Focus is committed to increasing the long-term value of the Trust to Unitholders. The following goals are the foundation of our commitment to value creation:

- Maximize the value of existing assets;
- Attract and retain the best value creation team in the business;
- Pursue quality acquisitions that are strategic and accretive;
- Protect margins and improve profitability;
- Surface value through operational expertise and control; and
- Maintain financial flexibility and strength.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
FET Resources Ltd. / Focus Energy Trust Announces the Increase to the FET Exchangeable Share Exchange Ratio Effective May 17, 2004

Focus Energy Trust - FET.UN -TSX
FET Resources Ltd. - FTX -TSX

CALGARY, May 4 /CNW/ - FET Resources Ltd. along with Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.20545 to 1.21540. Such increase will be effective on May 17, 2004.

The following are the details on the calculation of the Exchange Ratio:

<<

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio (xx)	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
April 30, 2004	1.20545	$0.15	$15.0756	0.00995	May 17, 2004	1.21540

>>

(xx) The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 510, 550 - 6th Avenue SW, Calgary, Alberta, T2P 0S2, their telephone number is (403) 233-2801.

%SEDAR: 00018353E

/For further information: Focus Energy Trust, FET Resources Ltd., Derek Evans, President or Bill Ostlund, Chief Financial Officer, 403-781-8409/
(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 11:18e 04-MAY-04

News release via Canada NewsWire, Calgary 403-269-7605

82-34761

Attention Business/Financial Editors:
Focus Energy Trust announces Q1 2004 financial & operating results

CALGARY, May 13 /CNW/ - Focus Energy Trust ("Focus") (FET.UN - TSX and FTX - TSX) today released its consolidated financial and operating results for the three months ended March 31, 2004.

<<

(thousands of dollars, except where indicated)	Three Months Ended 2004	March 31, 2003 (1)
FINANCIAL		
Oil and gas revenues, before royalties	28,735	28,498
Funds flow from operations (2)	18,438	16,711
Per unit (3)	$ 0.57	$ 0.57
Cash distributions per Trust Unit		
Per unit (4)	$ 0.420	$ 0.405
Payout ratio (per unit basis)	74%	71%
Net income	13,346	7,852
Per unit (3)	$ 0.41	$ 0.27
Total capital expenditures	11,430	9,214
Long-term debt plus working capital	(39,893)	38,767
Total Trust Units - outstanding (000's) (5)	36,923	29,180
Weighted average Total Trust Units (000's) (6)	32,386	29,106
OPERATIONS		
Average daily production		
Crude oil (bbls/d)	2,122	2,444
NGLs (bbls/d)	472	471
Natural gas (mcf/d)	31,902	34,158
Barrels of oil equivalent (boe/d at 6:1)	7,911	8,608
Average product prices realized (7)		
Crude oil (CDN$/bbl)	$ 39.66	$ 45.84
NGLs (CDN$/bbl)	$ 39.59	$ 42.59
Natural gas (CDN$/mcf)	$ 6.65	$ 5.84
Netback per BOE		
Revenue (incl. hedging settlements)	$ 39.92	$ 38.50
Royalties, net of ARTC	$ (10.20)	$ (12.31)
Production expenses	$ (3.78)	$ (3.36)
Netback	$ 25.94	$ 22.83
Wells drilled		
Gross	11	9
Net	6.4	3.8
Success rate	91%	89%
TRUST UNIT TRADING STATISTICS		
Unit prices (based on daily closing price)		
High	$ 15.23	$ 11.74
Low	$ 12.90	$ 10.05
Close	$ 14.83	$ 11.30
Daily average trading volume	112,614	110,116

(1) Restated for changes in accounting policies as described in Note 2 of the interim consolidated financial statements.

(2) Funds flow from operations ("funds flow" before changes in non-cash

working capital) is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAPP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAPP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

(3) Based on weighted average Total Trust Units outstanding for the period.

(4) Based on the number of Trust Units outstanding at each cash distribution date.

(5) Total Trust Units being Trust Units and Exchangeable Shares converted at the exchange ratio prevailing at the time. The exchange ratio was 1.19599 at March 31, 2004 and 1.06840 at March 31, 2003.

(6) Total Trust Units being Trust Units and Exchangeable Shares converted at average exchange ratio.

(7) Including settlements for financial instruments, and excludes hedging gains or losses calculated on a mark to market basis.

Forward-Looking Information - Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that net present value of reserves does not represent fair market value of reserves.

Highlights

- Successful completion of the Tommy Lakes winter drilling program with 13 new producing gas wells.

- The acquisition of additional production and working interest lands at our Tommy Lakes property in north eastern British Columbia for

$110 million which closed April 1, 2004.

- The Trust issued 5,000,000 Trust Units at $14.90 per unit to raise gross proceeds of $74.5 million to partially finance the above acquisition.

- On April 15, 2004 Focus announced its third increase in monthly distributions since inception, with distributions for the second quarter set at $0.15 per unit.

- Strong commodity prices in Q1 2004 generated funds flow from operations of $18.4 million versus $16.7 million in Q1 2003.

- Increase in the 2004 capital budget to $21 million to take advantage of natural gas opportunities.

Message to Unitholders

We are pleased to present the results of what has been a very active first quarter of 2004. Not only were we busy in the field at Tommy Lakes this quarter, but we have been active on the acquisition front as well, successfully working on the acquisition of further interests at Tommy Lakes. All of this activity took place in a very strong commodity price environment resulting in exceptional cash flow levels.

The Tommy Lakes 2003/2004 winter development program consisted of the drilling of 14 wells and the refracturing of 5 wells. We successfully completed 13 of the 14 wells and tied them in. This winter the combination of an early break-up and shortage of service equipment delayed tie-in of the majority of our Tommy program until late March. The impact of the above is two fold. First and foremost the lack of service equipment kept us in the field longer than we would have liked and increased the expenses associated with the program. In addition, the one-month delay in bringing on the Tommy Lakes flush volumes impacted our first quarter production. The new Tommy Lakes wells have now been on production for approximately a month and a half and appear to be performing as expected.

Volumes in the first quarter were also impacted by our decision to reduce our Kotcho production volumes as we continue to optimize the production rate to ensure maximum reserves recovery. The Tommy winter program wells and our recent Tommy acquisition have us on target to meet our average production goal of 10,000 BOE/d for 2004.

Operating expenses for the first quarter were $3.78 per BOE. The first quarter's operating expenses are typically higher than our expected yearly average of $3.40/BOE as our winter access areas see the majority of their maintenance and restocking of supplies in this period.

Commodity prices have remained exceptionally strong in the first quarter of 2004, resulting in an increase in funds flow from operations of $18.4 million versus $16.7 million in Q1 2003. In large part this was due to higher gas price realizations achieved through our price protection program. We are cautiously optimistic about the staying power of oil and gas prices and are taking the opportunity to put in place appropriate price protection.

Outlook

Although we continue to look to the acquisition market for additional high-quality assets that have material on-going development opportunities, we have also expended considerable effort in developing low-risk opportunities using the drill bit in areas that compliment our existing asset base. We have continued to add resources to this initiative to ensure that our sole source

of inventory is not determined by what is available in the acquisition market. I look forward to updating you on our success in building this inventory of opportunities in the coming quarters.

Our capital program for the remainder of 2004 will have us active at Pouce Coupe, Loon Lake, Sylvan Lake and Tommy Lakes. The majority of the remaining capital program for the year is focused on natural gas development.

Following the acquisition at Tommy Lakes, the Trust remains on a solid financial footing with a low debt to cash flow of 0.85 times in an exceptionally strong commodity price environment. We are well positioned to effectively manage our capital program, and distribution profile, as well as having the financial flexibility to undertake a material acquisition.

Over the last year our team at Focus has grown to more than 30 professionals in the office and field who are focused on creating value for our unit holders. I would like to thank each and every one of them for their incredible efforts this past winter.

We sincerely appreciate the support of all our unit holders and thank you for investing in Focus.

On behalf of the Board,

Derek W. Evans
President and Chief Executive Officer

Management's Discussion and Analysis

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months ended March 31, 2004 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated May 11, 2004 and should be read in conjunction with the unaudited interim consolidated financial statements for the period ended March 31, 2004, the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2003 and 2002, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

Operations Summary	Three Months Ended, March 31, 2004	Year Ended, December 31, 2003	Three Months Ended, March 31, 2003
Average daily production			
Crude oil (bbls/d)	2,122	2,354	2,444
NGLs (bbls/d)	472	485	471
Natural gas (mcf/d)	31,902	34,254	34,158

Barrels of oil equivalent			
(boe/d at 6:1)	7,911	8,548	8,608
% Natural gas	67%	67%	66%
Average product prices realized			
Crude oil (CDN$/bbl), before			
hedging settlements	$ 45.27	$ 42.69	$ 50.42
Financial hedging settlements			
(CDN$/mcf)	$ (5.61)	$ (1.95)	$ (4.58)
NGLs (CDN$/bbl)	$ 39.59	$ 34.24	$ 42.59
NGL price / Crude oil price	87%	80%	84%
Natural gas (CDN$/mcf), before			
hedging settlements	$ 6.65	$ 6.36	$ 7.81
Financial hedging settlements			
(CDN$/mcf)	$ -	$ (0.82)	$ (1.97)
Reference prices & Focus differential			
Crude oil (Edm. Light Price			
Cdn$/bbl)	$ 45.73	$ 42.89	$ 50.98
Differential (CDN$/bbl)	$ (0.46)	$ (0.19)	$ (0.56)
Natural gas (AECO daily			
CDN$/mcf)	$ 6.08	$ 6.70	$ 7.81
Differential (CDN$/mcf)	$ 0.58	$ (0.33)	$ (0.01)
Production revenue ($thousands)			
Crude oil, before hedging			
settlements	8,794	36,694	11,092
Financial hedging settlements	(1,084)	(1,678)	(1,008)
NGLs	1,702	6,067	1,807
Natural gas, before hedging			
settlements	19,322	79,618	24,004
Financial hedging settlements	-	(10,221)	(6,065)
Mark to market adjustment	-	1,353	(1,332)
	28,735	111,832	28,498
Funds flow per BOE			
Revenue (before hedging			
settlements)	$ 41.43	$ 39.22	$ 47.63
Financial hedging settlements	(1.51)	(3.80)	(9.13)
Revenue (including hedging			
settlements)	39.92	35.41	38.50
Royalties, net of ARTC	(10.20)	(9.78)	(12.31)
Production expenses	(3.78)	(3.39)	(3.36)
Netback	25.94	22.24	22.83
Facility income	1.25	0.84	1.10
Interest income	0.05	0.02	0.05
Technical Services Agreement	-	(0.67)	(1.36)
General and administrative,			
cash portion	(0.83)	(0.81)	(0.22)
Interest and financing and other	(0.40)	(0.44)	(0.51)
Current and large corporations tax	(0.40)	(0.07)	(0.33)
	$ 25.61	$ 21.09	$ 21.57
Royalty rate (before hedging			
settlements)	25%	25%	26%
Effective royalty rate			
(including hedging settlements)	26%	28%	32%

Overall Performance

Results for the first quarter of 2004 reflect the continuing strength in commodity prices and capital expenditures associated with our major winter development program at the Tommy Lakes area of British Columbia.

As with the prior year, capital expenditures on the Tommy Lakes winter program represent approximately 65 percent of the overall annual capital budget of the Trust, and are very significant in offsetting the production decline of the Trust. This past winter's development program is the largest undertaken by the Trust on this property. The new wells were generally brought on production in mid to late March, which is approximately one month later compared to the prior year due to weather and availability of oilfield services.

Funds flow from operations of $0.57 per Unit was consistent with the first quarter of 2003, with four percent higher net revenue per BOE and eight percent lower volumes. Compared to the first quarter of 2003, net prices received from the sale of natural gas and crude oil were higher by $1.42 per BOE, the field netback was higher by $3.11 per BOE, and funds flow from operations increased by $4.04 per BOE.

Net income for the three months ended March 31, 2004 was stronger due to higher commodity prices, lower interest expense, a reduction in general and administrative expenses as compared to general and administrative expenses plus the Technical Services Agreement in place for the first quarter of 2003, and a recovery of future income taxes.

On March 5, 2004 Focus entered into an agreement to acquire additional working interests at its Tommy Lakes property in north eastern British Columbia (the "Acquisition"). The Acquisition which closed on April 1, 2004 will be included in the results of operations for the second quarter of 2004. In connection with the Acquisition, Focus closed an equity offering on March 23, 2004 that had gross proceeds before expenses of $74.5 million. Those funds were used for repayment of all outstanding bank indebtedness at that date, and the excess funds of $38.5 million were invested in short-term interest-bearing term deposits. The Acquisition which closed on April 1, 2004 was financed with the short-term interest-bearing term deposits and bank indebtedness.

Production

Production was weighted 67 percent towards natural gas for the three months ended March 31, 2004. During this period, 85 percent of our natural gas was produced in British Columbia and the remainder in Alberta.

Production By Area	Three Months Ended March 31, 2004				Three Months Ended March 31, 2003			
	Oil (bbls/d)	Natural Gas (mcf/d)	NGL (bbls/d)	BOE/D	Oil (bbls/d)	Natural Gas (mcf/d)	NGL (bbls/d)	BOE/D
Tommy Lakes, B.C.		17,524	379	3,299		15,860	361	3,005
Kotcho-Cabin, B.C.		9,606		1,601		13,484		2,247
Red Earth, Alberta (1)	1,567			1,567	2,377			2,377
Loon Lake, Alberta (2)	467			467	-			-
Pouce Coupe, Alberta	12	2,956	28	534	8	2,953	16	516

Sylvan Lake, Alberta	48	1,623	65	383	59	1,861	94	463
Lanaway, Alberta (3)	28	193		60	-			-
	2,122	31,902	472	7,911	2,444	34,258	471	8,608

(1) Includes interests at Ogston sold July 1, 2003 with production of approximately 47 bbls/d.
(2) Loon Lake acquisition closed June 1, 2003. Loon Lake is adjacent to our Red Earth interests.
(3) Lanaway acquisition closed May 1, 2003. Lanaway is adjacent to our Sylvan Lake interests.

Compared with the first quarter of 2003:

- Tommy Lakes had slightly higher volume; however, initial flush production from this past year's development program has been delayed until the second quarter of 2004.

- Production rates at Kotcho-Cabin have been reduced to manage reservoir drawdown.

- On our oil properties, capital investment over the past year has been directed mainly towards the Loon Lake oil property acquired in June 2003. This has resulted in increased oil production at Loon Lake, while the remainder of our oil properties have experienced natural declines in production rates.

Pricing and Price Risk Management

The net price realized by Focus for natural gas in the first quarter of 2004 was $6.65 per mcf. There were no settlements of financial instruments for natural gas in the first quarter of 2004. Price protection for the quarter was achieved through the use of forward physical sales contracts. The net price reported for the three months ended March 31, 2004 is net of approximately $2.0 million for deductions to the delivery point for transportation and liquids recovery processing on the British Columbia and Alberta systems. This net price realized on natural gas sales is the result of specific markets being delivered to, deductions to the delivery point for transportation and liquids recovery processing, the heat content of the natural gas, and physical delivery contract terms.

The net realized price for the period of $6.65 per mcf is $0.58 higher than the AECO reference price of $6.08 per mcf. This positive differential for the first quarter of 2004 results from the forward physical sales contracts for natural gas being higher than the AECO reference price. During the first quarter, 43 percent of natural gas production was sold under forward physical sales contracts with an average price of $7.34 per mcf. These contracts were set out in Note 11 of the audited consolidated financial statements for the year ended December 31, 2003. Generally, Focus has a negative differential on natural gas of $0.34 per mcf versus the AECO reference price resulting from the deductions to the delivery point for transportation and liquids recovery processing in British Columbia being only partially offset by the higher heat content of the natural gas.

This compares with a net natural gas price for the three months ended March 31, 2003 of $5.84 per mcf, including the settlement of financial hedges. The first quarter of 2003 included a loss of $6.1 million from the settlement of financial instruments associated with natural gas, and a further non-cash

loss of $1.3 million relating to a natural gas ceiling contract that was accounted for based on the mark to market value. Compared with the first quarter of 2003, the AECO reference price for the first quarter of 2004 is lower by $1.73 per mcf; however, this is offset by a reduction in hedging losses of $1.97 per mcf.

The price realized by Focus for crude oil in the first quarter of 2004, after settlement of financial hedges, was $39.66 per barrel. The hedging loss of $1.1 million for the period is a result of the strong oil prices that were significantly higher than the expectations of the forward market. For the comparable period in 2003, the price realized was $45.84 per barrel, including a hedging loss of $1.0 million.

A full description of the outstanding financial instruments and physical sales contracts, and their estimated mark to market values, are contained in Note 8 and Note 9 of the interim consolidated financial statements for the three months ended March 31, 2004.

The Trust currently has fixed price physical delivery contracts that provide price protection for the remaining nine months of 2004 on an average 22,000 mcf per day of natural gas production at a reference price of CDN$6.50 per mcf. These contracts represent approximately 46 percent of estimated natural gas production for the remaining nine months of 2004. With respect to crude oil and natural gas liquids production, fixed price swaps represent 1,400 bbls per day with a reference price of CDN$37.51 per barrel for the remaining nine months of 2004. These fixed price swaps represent approximately 49 percent of estimated crude oil and natural gas liquids production for the remaining nine months of 2004.

Production Revenue

Production revenue for the three months ended March 31, 2004 was $28.7 million, comprised 67 percent of natural gas sales, 27 percent of crude oil sales, and six percent from sales of natural gas liquids. The increased weighting on natural gas and natural gas liquids will continue in the second quarter of 2004 as new gas production comes on stream, and with the closing of the acquisition of additional natural gas interests at Tommy Lakes April 1, 2004.

Revenue for the first quarter of 2004 is comparable with revenue for the first quarter of 2003, however realized prices are higher by four percent and volume is off by eight percent.

Royalties

Royalties, excluding hedging and net of Alberta royalty tax credit, as a percentage of revenue were 25 percent for the first three months of 2004 compared with 26 percent for the first three months of 2003. The effective royalty percentage during this period decreased to 26 percent from 32 percent in the prior year. The high effective royalty rate for the first quarter of 2003 was higher as a result of hedging losses from financial instruments which are not recognized as a deduction for royalty calculations.

Facility Income

Facility income for the first quarter of 2004 was comparable to the prior year. The Trust earns facility revenue for the treating and processing of third party oil and gas at our production facilities and for road use fees.

Production Expenses

Production expenses for the first quarter were $3.78 per BOE compared with $3.36 per BOE for the first three months of 2003. Our main natural gas properties are in winter only access areas of British Columbia, and production expenses per BOE are the highest in the first and fourth quarters when these

properties are accessible for maintenance and the bringing in of supplies. Average production expenses for 2004 are forecast to be $3.40 per BOE.

Technical Services Agreement

Our Technical Services Agreement with Storm Energy Ltd. expired on June 30, 2003. Through that arrangement, we received services in respect of the operation of the assets and associated administrative services. Services previously provided under the agreement are now performed by employees of the Trust.

General and Administrative Expenses

(thousands)	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003
Gross G&A, before Trust Unit Rights Plan expense (1) (2)	$1,510	$889
Overhead recoveries	(665)	(483)
	845	406
Trust Unit Rights Plan expense (3)	43	4
Net G&A	$888	$410
Cash based G&A Expense Per BOE	$0.83	$0.22
Non-cash G&A Expense Per BOE (4)	0.40	0.30
G&A per BOE	$1.23	$0.52

1. Amounts paid for the Technical Services Agreement in the first quarter of 2003 are reported separately on the Consolidated Statements of Income and Accumulated Income, and not included as part of general and administrative expenses.

2. Gross general and administrative expenses for the first quarter of 2004 include $0.5 million associated with the Executive Bonus Plan (2003 - $0.5 million). Half of this amount is settled through the issuance of units from treasury at a price equal to the last five trading days of the month for which the bonus relates.

3. Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 7 of the Notes to unaudited interim consolidated financial statements. Adoption of the new accounting policy requires retroactive restatement of prior periods, and accordingly, General and Administrative expenses for the three months ended March 31, 2003 have been restated to include a deduction of $4,023.

4. Non-cash general and administrative expenses include the portion of the Executive Bonus Plan that is settled through the issuance of Units and the Trust Unit Rights Plan compensation expense.

Increased general and administrative expenses result from increased staff levels and office expenses corresponding to the expiry of the Technical

Services Agreement on June 30, 2003.

As operator, capital recoveries are based on a percentage of the total capital program managed. We operate the majority of our capital programs during the winter season. As such, almost all of the capital recoveries occur in the winter months.

Interest and Financing Expenses

Interest and financing expenses decreased to $0.3 million for the first quarter of 2004 from $0.4 million in the first quarter of 2003. This decrease is attributable to lower monthly average debt balances.

At March 31, 2004, the credit facilities were undrawn. This was a temporary situation arising from receipt of net proceeds from the equity offering on March 23, 2004, ahead of the Acquisition which closed on April 1, 2004.

Depletion, Depreciation, and Provision for Site Restoration and Abandonment

The depletion and depreciation provision for the three months ended March 31, 2004 was equal to the fourth quarter 2003 rate of $8.09 per BOE plus an additional $33,334 relating to the adoption of the policy relating to asset retirement obligations. This compares with a rate of $7.62 per BOE for the first quarter of 2003.

Asset Retirement Obligation

In the first quarter of 2004, we adopted the CICA new section 3110, Asset Retirement Obligations. This new standard requires that companies recognize the liability associated with future site reclamation costs in the financial statements at the time when the liability is incurred. This liability is initially measured at fair value and subsequently adjusted for the accretion of the discount amount and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over time. The impact of the adoption of this new accounting policy is described in Notes 2 and 4 of the interim consolidated financial statements.

Income and Other Taxes

(thousands)	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003
Future income tax	$(1,254)	$1,120
Current and large corporations tax	290	255
Income and other taxes	$(964)	$1,375

For the three months ended March 31, 2004, a future income tax recovery of $1.3 million was included in income compared to an expense of $1.1 million for the comparable period in 2003. The 2004 future income tax recovery is largely due to a reduction in future income tax of the Company resulting from distributions to Unitholders which transfer taxable income from the Company to individual Unitholders.

Capital Expenditures

(thousands)	Three Months Ended March 31, 2004	Wells Drilled (gross)	Three Months Ended March 31, 2003	Wells Drilled (gross)
Tommy Lakes - 02/03 Winter Program	$ 13		$ 8,245	6
Tommy Lakes - 03/04 Winter Program	9,715	11	-	
Kotcho-Cabin, B.C.	143		20	
Red Earth, Alberta	196		390	2
Loon Lake, Alberta	1,099		-	
Pouce Coupe, Alberta	94		340	1
Sylvan Lake, Alberta	110		207	
Lanaway, Alberta	21		4	
Administration assets	54		8	
Capital asset additions	11,445	11	9,214	9
Acquisitions	(15)		-	
Total capital expenditures	$ 11,430	11	$ 9,214	9

Field capital expenditures for the first quarter of 2004 were spent 85 percent at Tommy Lakes, 10 percent at Loon Lake, and five percent in other areas. As with 2003, the majority of our 2004 capital program will be conducted at Tommy Lakes, which is only accessible during the winter months.

Capital expenditures for the first quarter were concentrated on the winter program for Tommy Lakes. The total 2003-2004 winter program drilled 14 wells (including the re-drilling of one well), refractured five wells, and worked over eight wells for a total cost of approximately $12.6 million. Capital expenditures of $2.9 million were reported in 2003, and the balance of $9.7 million is reported in 2004. The cost of the program is higher than initially estimated due to additional costs associated with unseasonably warm weather, and delays in obtaining field services. The thirteen new wells from this winter program were brought on production by March 31, 2004.

Capital expenditures for the remainder of 2004 will concentrate on further development at the Pouce Coupe, Sylvan Lake and Loon Lake properties in Alberta, and the development program for Tommy Lakes next winter.

Liquidity and Capital Resources

As at March 31, 2004 Focus had working capital of $39.9 million compared with working capital deficit of $3.3 million as at December 31, 2003. The change in working capital is due to the equity offering which closed on March 23, 2004. At March 31, 2004 the Trust had $28.5 million of short-term funds on deposit and had paid a deposit of $11 million on the Acquisition. The associated Acquisition closed on April 1, 2004 and was financed by cash on hand and bank debt.

Long-term debt at March 31, 2004 was nil compared with $21.3 million at December 31, 2003. Focus had a $70.0 million revolving syndicated credit facility among four financial institutions and a $10 million operating facility at March 31, 2004. On April 1, 2004 the Company increased the revolving syndicated credit facility to $100 million. The credit facility revolves until May 31, 2004. The Company has received an Offer of Extension of the revolving period for a further 364 days, and intends to extend the revolving period.

Long-term debt less working capital changed from net debt of $24.6 million at December 31, 2003 to a net working capital position of $39.9 million at March 31, 2004. This change of $64.5 million during this

period primarily resulted from the following factors.

- The issuance of Trust Units during the first quarter of 2004 raised net proceeds of $70.4 million, and

- Funding for capital expenditures from retained funds flow was $6.4 million, and the actual capital expenditures were $11.4 million.

Focus plans to finance its program for development drilling and enhancement of production through a combination of investing approximately 25% of funds flow and debt. Capital expenditures, including acquisitions, above this level will be financed through a combination of cash flow, debt and equity by issuing units from treasury.

Capitalization Table ($ thousands except per unit amounts)	March 31, 2004	December 31, 2003
Long term debt	-	21,337
Less: Working capital deficiency (working capital)	(39,893)	3,304
Net debt (working capital)	(39,893)	24,641
Units outstanding and issuable for Exchangeable Shares	36,923	31,822
Market price	$14.83	$15.00
Market capitalization	547,568	477,330
Total capitalization	507,675	501,971
Net debt as a percentage of total capitalization	n/a	5%
Annualized funds flow (1)	73,754	65,808
Net debt to funds flow (1)	n/a	0.4

(1) March 31, 2004 is based on the cash flow of the Trust for the 91-day period.

Cash Distributions

Ex-Distribution Date	Record Date	Distribution Payment Date	Total Distribution
January 28, 2004	January 31, 2004	February 16, 2004	$0.14
February 25, 2004	February 28, 2004	March 15, 2004	$0.14
March 29, 2004	March 31, 2004	April 15, 2004	$0.14
April 28, 2004	April 30, 2004	May 17, 2004	$0.15
May 27, 2004	May 31, 2004	June 15, 2004	$0.15 (x)
June 28, 2004	June 30, 2004	July 15, 2004	$0.15 (x)

(x) estimated

Focus distributed $0.42 per Unit with respect of January to March 2004 production. On April 15th, 2004, Focus announced a distribution policy to increase monthly distributions to $0.15 per Unit for the second quarter of 2004. Cash distributions of the Trust are essentially taxed to the unitholders as ordinary income.

The Exchangeable shares of FET Resources Ltd. are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the Exchangeable shares and the cash flow related to the Exchangeable shares is retained by the Trust for reduction of debt or for additional capital expenditures.

Payout Ratio
For the Three Months Ended March 31, 2004

Funds flow from operations (thousands)	$ 18,434
Funds flow from operations per Unit (weighted average Total Trust Units, including Exchangeable Shares converted at the average exchange ratio)	$ 0.57
Distributions per Unit	$ 0.42
Payout ratio - per Unit basis	74%
Cash distributions paid to Unitholders; Exchangeable Shares do not receive cash distributions (thousands)	$ 11,991
Payout ratio - dollar basis	65%

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

The following table is a summary of all contractual obligations and commitments for the next five years:

Contractual Obligations (1)

($thousands)	Total	2004	2005-2006	2007-2008	2009 and thereafter
Office premises	330	220	110		
Operating leases	176	93	79	4	
Mineral and surface leases (2)	435	73	145	145	73
Transportation & processing	36,712	10,141	13,906	7,146	5,519
Asset retirement obligations (3)	7,442	274	388	341	6,439
Total contractual obligations	45,096	10,801	14,628	7,636	12,031

1. The table does not include the Trust's obligations for financial instruments and physical sales contracts which are fully disclosed in Notes 8 and 9 of the unaudited interim financial statements.

2. The Trust makes payments for mineral and surface leases. The table includes payments for each of the years 2004 to 2009 under these leases assuming continuation of the leases. The continuation of leases is based on decisions by the Trust relating to each of the underlying properties. Payments for the period after 2009 have not been included in the table, but would continue at the same yearly rate if there was no change to the underlying properties.

3. Based on the estimated timing of expenditures to be made in future periods.

Off Balance Sheet Arrangements

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or general and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as at March 31, 2004.

Focus has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust's financial position or results of operations.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

1. estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;

2. estimated capital expenditures on projects that are in progress;

3. estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;

4. estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates; and

5. estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill set to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

Assessment of Business Risks

Refer to the "Assessment of Business Risks" section of the Trust's 2003 Annual Report MD&A for a detailed assessment.

Focus Energy Trust
Consolidated Balance Sheets

	March 31, 2004	December 31, 2003
	(unaudited)	(Restated - Note 2)
ASSETS		
Current assets		
Cash and cash equivalents	$ 28,029,361	$ -
Accounts receivable	27,666,235	20,043,512
Prepaid expenses and deposits	1,127,426	1,092,559
Deposit on acquisition (note 3)	11,000,000	-

	67,823,022	21,136,071
Petroleum and natural gas properties and equipment	180,582,919	174,974,307
Reclamation fund	1,040,637	1,030,000
	$249,446,578	$197,140,378
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 23,157,877	$ 20,515,765
Cash distributions payable	4,772,591	3,924,783
	27,930,468	24,440,548
Long term debt (note 5)	-	21,336,532
Asset retirement obligation (note 4)	7,678,555	7,442,069
Future income taxes	40,432,533	41,686,533
	76,041,556	94,905,682
UNITHOLDERS' EQUITY		
Unitholders' capital (note 6)	135,188,029	63,267,421
Exchangeable shares (note 6)	3,860,557	5,160,995
Contributed surplus (note 7)	288,326	245,524
Accumulated income	99,007,469	85,661,322
Accumulated cash distributions	(64,939,359)	(52,100,566)
	173,405,022	102,234,696
Subsequent event (note 11)		
	$249,446,578	$197,140,378

See Notes to Consolidated Financial Statements

Approval on behalf of the Board:

STUART G. CLARK
Director

GERALD A. ROMANZIN
Director

Focus Energy Trust
Consolidated Statements of Income and Accumulated Income (unaudited)

	Three Months Ended, March 31,	
	2004	2003
		(Restated - Note 2)
Revenue		
Production revenue	$ 28,734,804	$ 28,497,614
Royalties	(7,453,830)	(9,611,830)
Alberta Royalty Tax Credit	111,902	72,417
Facility income	901,352	854,525
Interest income	38,964	41,874

	22,333,192	19,854,600
Expenses		
Production	2,719,927	2,600,477
Technical Services Agreement	-	1,050,000
General and administrative	887,815	409,717
Interest and financing	285,767	396,187
Depletion and depreciation	5,925,720	6,065,586
Accretion of asset retirement obligation	132,069	105,020
	9,951,298	10,626,987
Income before income and other taxes	12,381,894	9,227,613
Income and other taxes		
Future income tax expense	1,254,000	(1,120,103)
Current and large corporations tax	(289,747)	(255,328)
	964,253	(1,375,431)
Net income for the period	13,346,147	7,852,182
Accumulated income, beginning of period		
As previously reported	85,820,667	44,348,355
Retroactive adjustment for changes in accounting policies	(159,345)	(133,035)
As restated	85,661,322	42,215,320
Accumulated income, end of period	$ 99,007,469	$ 52,067,502
Net income per Unit (note 10)		
Basic and diluted	$ 0.41	$ 0.27

Focus Energy Trust
Consolidated Statements of Cash Flows (unaudited)

	Three Months Ended, March 31,	
	2004	2003
		(Restated - Note 2)
Operating activities		
Net income for the period	$ 13,346,147	$ 7,852,182
Add non-cash items:		
Non-cash general and administrative expenses	288,523	235,827
Unrealized loss on commodity contract	-	1,332,138
Depletion and depreciation	5,925,720	6,065,586
Accretion on asset retirement obligation	132,069	105,020
Future income tax expense	(1,254,000)	1,120,103
Funds flow from operations	18,438,459	16,710,856
Net change in non-cash working capital items	(7,236,274)	10,105,317

	11,202,185	26,816,173
Financing activities		
Proceeds from issue of Trust Units (net of costs)	70,400,000	-
Proceeds from exercise of unit appreciation rights	84,650	-
Increase (decrease) in long term debt	(21,336,532)	(22,551,000)
Cash distributions	(11,990,985)	(8,789,098)
	37,157,133	(31,340,098)
Investing activities		
Capital asset additions	(11,445,375)	(9,214,009)
Acquisitions	15,460	-
Deposit on acquisition	(11,000,000)	-
Reclamation fund contributions	(10,637)	(200,000)
Net change in non-cash working capital items	2,110,595	(760,623)
	(20,329,957)	(10,174,632)
Increase in cash and cash equivalents during the period	28,029,361	(14,698,557)
Cash and cash equivalents, beginning of period	-	14,705,034
Cash and cash equivalents, end of period	$ 28,029,361	$ 6,477

FOCUS ENERGY TRUST

Notes to Consolidated Financial Statements

March 31, 2004 and 2003 (unaudited)

1. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of Focus Energy Trust include the accounts of Focus Energy Trust (the "Trust"), its wholly-owned subsidiaries FET Resources Ltd. (the "Company") and FET Gas Production Ltd., and its share of a partnership.

These interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). Other than the changes in accounting policy described below, these interim financial statements follow the same accounting policies as described on pages 45 to 55 of the Trust's 2003 annual report. The note disclosure requirements for annual financial statements provide additional disclosure that is not required for interim financial statements. Accordingly, these interim financial statements should be read in conjunction with the financial statements included in the 2003 Annual Report.

2. CHANGES IN ACCOUNTING POLICIES

a) Petroleum and Natural Gas Properties and Equipment

Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre. Effective January 1, 2004, the Trust adopted the new accounting standard relating to full cost accounting. The adoption of this new policy on January 1, 2004 resulted in no write-down to the carrying value of petroleum and natural gas assets.

The new guideline impacts the cost impairment test or ceiling test. The cost impairment test is a two stage test. The first stage of the test determines if the cost pool has been impaired. Impairment occurs when the carrying amount of an asset is not recoverable and exceeds its fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows from proved reserves plus unproved costs using management's best estimate of future prices. The second stage of the test involves measurement of the impairment. The impairment is measured as the amount by which the carrying amount of capitalized assets exceeds the future discounted cash flows from proved plus probable reserves. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

Prior to January 1, 2004 the ceiling test amount was the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less estimated future costs for administration, financing, site restoration and income taxes. The cash flows were estimated using period end prices and costs.

The impairment test was calculated using the consultant's average prices at January 1 for the years 2004 to 2008 as follows:

Consultants' Price Forecasts	2004	2005	2006	2007	2008
Crude Oil - WTI ($U.S./bbl)	$ 30.00	$ 27.50	$ 25.50	$ 25.00	$ 25.50
Natural Gas AECO ($Cdn/MMBTU)	$ 6.00	$ 5.31	$ 4.83	$ 4.87	$ 4.92

b) Asset Retirement Obligation

The Trust has adopted the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Trust's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Trust's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property, plant and equipment. The asset recorded is depleted on a unit of production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

Previously, the Trust recognized a provision for estimated future removal and site restoration costs calculated on the unit-of-production method over the remaining proved reserves.

The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance Sheets	December 31, 2003	December 31, 2002
Petroleum and natural gas properties and equipment increased for historic asset retirement costs	$ 4,069,393	$ 3,693,241
Record new asset retirement obligation	$ 7,442,069	$ 6,001,112
Reverse historic provision for future site restoration	(3,083,021)	(2,082,388)
Adjust future income taxes	(130,310)	(92,448)
Adjust accumulated income	(159,345)	(133,035)
Increase in Liabilities and Unitholders' Equity	$ 4,069,393	$ 3,693,241

Statements of Income	Three-month period ended March 31, 2004	Year Ended December 31, 2003
Accretion expense	($132,069)	($420,078)
Depletion and depreciation on asset retirement costs	(33,334)	(644,727)
Less: Amortization of estimated future removal and site restoration liability under previous policy	482,324	1,000,633
Net income impact of new policy, before tax	$316,921	($64,172)
Basic and diluted net earnings per share, before tax	$0.01	($0.00)

c) Financial Derivatives

Effective January 1, 2004 the Trust has implemented the new accounting guideline relating to Hedging Relationships. The new policy addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes the conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue accrual hedge accounting.

The Trust had formally documented all transactions and they were determined to meet the criteria of effective hedges as at December 31, 2003 and March 31, 2004.

3. DEPOSIT ON ACQUISITION

The Company paid a deposit of $11 million in accordance with the Purchase and Sale Agreement dated March 5, 2004 to acquire additional working interests at Tommy Lakes. The deposit is refundable under certain circumstances as defined in the Purchase and Sale Agreement. The acquisition closed on April 1, 2004 and the deposit was applied to the purchase price.

4. ASSET RETIREMENT OBLIGATION

The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $21.0 million which will be incurred between 2004 and 2019. The majority of the costs will be incurred after 2015. A credit-adjusted risk-free rate of 7 percent and an inflation rate of 1.5 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

	March 31, 2004	December 31, 2003
Balance, beginning of period	$ 7,442,069	$ 6,001,112
Accretion expense	132,069	420,078
Liabilities incurred	104,417	1,041,430
Liabilities disposed	-	(20,551)
Balance, end of period	$ 7,678,555	$ 7,442,069

5. LONG-TERM DEBT

As at March 31, 2004, the Trust had a $70 million revolving syndicated credit facility among four financial institutions with an extendible 364 day revolving period and a one year amortization period. The loan facility was secured by a floating charge debenture in the amount of $300 million covering all of the assets of the Trust and a general security agreement. The Trust also had a $10 million demand operating line of credit.

On April 1, 2004 the Trust increased the revolving syndicated credit facility to $100 million.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. libor rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero per cent to 1.50 per cent dependent upon financial statement ratios and type of borrowing.

The credit facility will revolve until the end of May 2004, whereupon it may be renewed for a further 364 day term subject to review by the

lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of five percent and the remaining 85 percent at the end of the term. The Trust has received an offer from the Administrative Agent on behalf of all lenders to extend the revolving period for a further period of 364 days, and it is the intention of the Trust to extend the revolving period.

6. UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

An unlimited number of Trust Units may be issued pursuant to the Trust Indenture. Each Trust Unit entitles the holder to one vote at any meeting of the Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding-up of the Trust. The Trust Units are redeemable at the option of the Unitholder, up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Company.

Trust Units of Focus Energy Trust (including conversion of Exchangeable Shares)	Number of Units		Consideration	
	2004	2003	2004	2003
Trust Units outstanding (see (a) below)	34,089,939	23,422,028	$135,188,029	$34,899,870
Trust Units issuable on conversion of Exchangeable Shares (i) (see (b) below)	2,832,977	5,757,787	3,860,557	8,775,427
Balance as at March 31	36,922,917	29,179,815	$139,048,586	$43,675,297

(i.) The exchange ratio at March 31, 2004 was 1.19599 (March 31, 2003 - 1.06840) Trust Units for each Exchangeable Share.

(a) Trust Units of Focus Energy Trust

	Number of Units		Consideration	
	2004	2003	2004	2003
Balance as at January 1	28,034,233	22,804,905	$63,267,421	$33,908,902
Issued on conversion of Exchangeable Shares (i)	1,036,178	603,283	1,300,438	852,952
Issued pursuant to the Executive Bonus Plan (ii)	9,528	13,840	135,520	138,016
Issued for Cash (iii)	5,000,000		74,500,000	-
Trust Unit Issue Expenses			(4,100,000)	-

Exercise of Unit Appreciation Rights	10,000		84,650	-
Balance as at March 31	34,089,939	23,422,028	$135,188,030	$34,899,870

(i.) Issued on conversion of Exchangeable Shares to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged

(ii.) Pursuant to the Executive Bonus Plan, 50% of all amounts due under such plan are payable through the issuance of Trust Units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.

(iii.) Issued for cash March 23, 2004 pursuant to a Short Form Prospectus dated March 15, 2004

(b) Exchangeable Shares of FET Resources Ltd.

	Number of Shares		Consideration	
	2004	2003	2004	2003
Balance as at January 1	3,245,650	5,694,335	$5,160,995	$9,628,379
Exchanged for Trust Units (i)	(876,920)	(575,167)	(1,300,438)	(852,952)
Balance as at March 31	2,368,730	5,389,168	$3,860,557	$8,775,427

(i.) Cancellation on conversion to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged

The Exchangeable shares of FET Resources Ltd. are convertible at any time into Trust Units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the Trust Units divided by the ten day weighted average Unit price preceding the record date. During the period of January 1 to March 31, 2004, a total of 876,920 Exchangeable Shares were converted into 1,036,178 Trust Units at exchange ratios prevailing at the time. At March 31, 2004, the exchange ratio was 1.19599 Trust Units for each Exchangeable Share. Cash distributions are not paid on the Exchangeable Shares. On the tenth anniversary of the issuance of the Exchangeable Shares, subject to extension of such date by the Board of Directors of the Company, the Exchangeable Shares will be redeemed for Trust Units at a price equal to the value of that number of Trust Units based on the exchange ratio as at the last business day prior to the redemption date. The Exchangeable Shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

7. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights

to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 1,500,000 rights. To March 31, 2004 a total of 30,500 Units had been issued under the Plan, and 1,469,500 Units are reserved for issuance under the Plan.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the Trust Units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per Unit basis, made by the Trust after the grant date which represent a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years, and vest equally over a four year period commencing on the first anniversary of the grant.

	Number of Rights	Weighted Average Exercise Price
Balance as at January 1	665,500	$9.74
Granted	80,000	$14.92
Exercised	(10,000)	$8.47
Before reduction of exercise price	735,500	$10.32
Reduction of exercise price	-	(0.42)
Balance as at March 31	735,500	$9.90

A summary of the plan as at March 31, 2004 is as follows:

Exercise Price at Grant Date	Adjusted Exercise Price	Number of Rights Outstanding	Remaining Contractual Life of Rights (years)	Number of Rights Exercisable
$ 9.62	$ 7.24	259,500	3.44	49,500
10.10	8.05	30,000	3.72	10,000
10.87	9.06	40,000	3.87	-
11.54	10.00	6,000	4.10	-
12.08	10.82	254,000	4.27	-
14.26	13.28	8,000	4.42	-
13.61	12.63	5,000	4.46	-
13.38	12.54	50,000	4.52	-
13.33	12.63	3,000	4.56	-
15.06	14.64	40,000	4.76	-
14.78	14.36	40,000	4.79	-
$ 11.50	$ 9.90	735,500	4.01	59,500

The Trust prospectively adopted the fair value method in 2003 for rights granted subsequent to January 1, 2003. The fair value of rights is estimated using a modified Black Scholes option pricing

model.

The Trust has recorded non-cash compensation expense and contributed surplus of $42,802 for the three months ended March 31, 2004. The Trust recorded non-cash compensation expense and contributed surplus of $245,524 for the year ended December 31, 2003. Adoption of the new accounting policy requires retroactive restatement of prior periods, and accordingly, the net income for the three months ended March 31, 2003 has been restated to include a deduction in General and Administrative expenses of $4,023.

8. FINANCIAL INSTRUMENTS

The following financial contracts were outstanding as at March 31, 2004. Settlement of these contracts, which have no book value, would have resulted in a net payment by the Trust of $2,868,106.

Financial Contracts	Daily Quantity	Contract Price	Price Index	Term
Crude oil - fixed price	500 bbls	$ 41.80 Cdn	WTI	September 2003 - August 2004
	900 bbls	$ 35.63 Cdn	WTI	September 2003 - December 2004
	500 bbls	$ 43.49 Cdn	WTI	September 2004 - December 2004

9. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. Settlement of these contracts at March 31, 2004, which have no book value, would have resulted in a net payment by the Trust of approximately $4,781,517.

Physical Contracts	Daily Quantity	Contract Price	Delivery Point	Term
Natural gas - fixed price	5,000 GJ	$6.11 Cdn	Stn.2, B.C.	November 2003 - October 2004
	6,000 GJ	$5.20 Cdn	Stn.2, B.C.	April 2004 - October 2004
	7,000 GJ	$5.13 Cdn	Stn.2, B.C.	April 2004 - October 2004
	6,000 GJ	$5.68 Cdn	Stn.2, B.C.	April 2004 - October 2004
	5,000 GJ	$6.47 Cdn	Stn.2, B.C.	November 2004 - March 2005
	4,000 GJ	$6.23 Cdn	Stn.2, B.C.	May 2004 - October 2004(x)
	5,000 GJ	$6.86 Cdn	Stn.2, B.C.	November 2004 - March 2005(x)
	6,000 GJ	$7.71 Cdn	Stn.2, B.C.	November 2004 - March 2005(x)

(x) Contracts entered into subsequent to March 31, 2004

10. PER UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per unit calculations are based on the weighted average number of Trust Units (common shares prior to August 23, 2002) outstanding. Diluted calculations include additional Trust Units for the dilutive impact of rights outstanding pursuant to the Rights Plan.

Basic per unit calculations for the three month period ending March 31 are based on the weighted average number of Trust Units outstanding in 2004 of 32,385,693 (2003 of 29,105,710), which includes outstanding Exchangeable Shares converted at the average exchange ratio.

Diluted calculations include additional Trust Units in 2004 of 233,113 (2003 of 59,969) for the dilutive impact of the Rights Plan. There were no adjustments to net income in calculating dilutive per unit amounts.

Supplementary cash flow information for the three months ended March 31:

	2004	2003
Interest paid	$216,504	$270,799
Interest received	$72,243	$44,441
Taxes paid	$285,557	-
Cash distributions paid	$11,990,995	$8,789,098

11. SUBSEQUENT EVENT

On April 1, 2004 the Trust closed the acquisition of additional working interests at its Tommy Lakes property in north eastern British Columbia for $110 million before closing adjustments.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to Unitholders, and ensuring financial strength and sustainability.

Focus Energy Trust Units trade on the TSX under the symbol FET.UN, and the Exchangeable Shares of FET Resources Ltd. trade on the TSX under the symbol FTX.

>>
%SEDAR: 00018353E

/For further information: Derek W. Evans, President and Chief Executive Officer or Bill Ostlund, Vice President Finance and Chief Financial Officer, Focus Energy Trust, 3250, 205-5th Avenue S.W., Calgary, Alberta, T2P 2V7, Telephone: (403) 781-8409, Telecopier: (403) 781-8408/
(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 19:59e 13-MAY-04

82-34761



510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

May 14, 2004

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
New Brunswick Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
PEI Securities Commission *(via SEDAR)*
Newfoundland Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

Re: Focus Energy Trust
Mailing of First Quarter Report
to Registered Unitholders

As the mailing agent for Focus Energy Trust, we are pleased to confirm the mailing of the first quarter report for the period ended March 31, 2004, to each of the Registered Unitholders of the subject corporation on **May 14, 2004**.

We trust this is satisfactory.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Manager, Income Trusts

c.c. Focus Energy Trust
Attn: Mr. Bill Ostlund

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF INTERIM MAILING TO THE
OF	)	UNITHOLDERS OF **FOCUS ENERGY TRUST**
ALBERTA	)	("TRUST").

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **MAY 14, 2004** I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO **WERE THE REGISTERED HOLDERS OF UNITS OF THE TRUST;**

   (a) a copy of the FIRST QUARTER REPORT FOR THE PERIOD ENDED MARCH 31, 2004 marked EXHIBIT "A" and identified by me.

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF)
CALGARY IN THE PROVINCE OF ALBERTA)
THIS 14TH DAY OF MAY 2004.)
)
)
)

"Pam Elliott"
COMMISSIONER FOR OATHS IN AND FOR
THE PROVINCE OF ALBERTA
My commission expires on November 15, 2006.

"Cheryl Dahlager"
CHERYL DAHLAGER


FOCUS

ENERGY TRUST


82-34761

2004 Interim Report

Q1

Consolidated Highlights

Focus Energy Trust ("the Trust") is pleased to report to Unitholders its consolidated financial and operating results for the first quarter of 2004.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to Unitholders, and ensuring financial strength & sustainability.

(thousands of dollars, except where indicated)	Three Months Ended March 31, 2004	2003[1]
FINANCIAL		
Oil and gas revenues, before royalties	28,735	28,498
Funds flow from operations [2]	18,438	16,711
Per unit [3]	$ 0.57	$ 0.57
Cash distributions per Trust Unit		
Per unit [4]	$ 0.42	$ 0.405
Payout ratio (per unit basis)	74%	71%
Net income	13,346	7,852
Per unit [3]	$ 0.41	$ 0.27
Total capital expenditures	11,430	9,214
Long-term debt plus working capital	(39,893)	38,767
Total Trust Units - outstanding (000's) [5]	36,923	29,180
Weighted average Total Trust Units (000's) [6]	32,386	29,106
OPERATIONS		
Average daily production		
Crude oil (bbls/d)	2,122	2,444
NGLs (bbls/d)	472	471
Natural gas (mcf/d)	31,902	34,158
Barrels of oil equivalent (BOE/d @ 6:1)	7,911	8,608
Average product prices realized [7]		
Crude oil (CDN$/bbl)	$ 39.66	$ 45.84
NGLs (CDN$/bbl)	$ 39.59	$ 42.59
Natural gas (CDN$/mcf)	$ 6.65	$ 5.84
Netback per BOE		
Revenue (incl. hedging settlements)	$ 39.92	$ 38.50
Royalties, net of ARTC	$ (10.20)	$ (12.31)
Production expenses	$ (3.78)	$ (3.36)
Netback	$ 25.94	$ 22.83
Wells drilled		
Gross	11	9
Net	6.4	3.8
Success Rate	91%	89%
TRUST UNIT TRADING STATISTICS		
Unit prices (based on daily closing price)		
High	$ 15.23	$ 11.74
Low	$ 12.90	$ 10.05
Close	$ 14.83	$ 11.30
Daily average trading volume	112,614	110,116

(1) Restated for changes in accounting policies as described in Note 2 of the interim consolidated financial statements.
(2) Funds flow from operations ("funds flow" before changes in non-cash working capital) is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAPP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAPP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.
(3) Based on weighted average Total Trust Units outstanding for the period.
(4) Based on the number of Trust Units outstanding at each cash distribution date.
(5) Total Trust Units being Trust Units and Exchangeable Shares converted at the exchange ratio prevailing at the time. The exchange ratio was 1.19599 at March 31, 2004 and 1.06840 at March 31, 2003.
(6) Total Trust Units being Trust Units and Exchangeable Shares converted at average exchange ratio.
(7) Including settlements for financial instruments, and excludes hedging gains or losses calculated on a mark to market basis.

Forward-Looking Information

Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned that net present value of reserves does not represent fair market value of reserves.

Highlights

- Successful completion of the Tommy Lakes winter drilling program with 13 new producing gas wells.
- The acquisition of additional production and working interest lands at our Tommy Lakes property in north eastern British Columbia for $110 million which closed April 1, 2004.
- The Trust issued 5,000,000 Trust Units at $14.90 per unit to raise gross proceeds of $74.5 million to partially finance the above acquisition.
- On April 15, 2004 Focus announced its third increase in monthly distributions since inception, with distributions for the second quarter set at $0.15 per Unit.
- Strong commodity prices in Q1 2004 generated funds flow from operations of $18.4 million versus $16.7 million in Q1 2003.
- Increase in the 2004 capital budget to $21 million to take advantage of natural gas opportunities.

Message to the Unitholders

We are pleased to present the results of what has been a very active first quarter of 2004. Not only were we busy in the field at Tommy Lakes this quarter, but we have been active on the acquisition front as well, successfully working on the acquisition of further interests at Tommy Lakes. All of this activity took place in a very strong commodity price environment resulting in exceptional cash flow levels.

The Tommy Lakes 2003/2004 winter development program consisted of the drilling of 14 wells and the refracturing of five wells. We successfully completed 13 of the 14 wells and tied them in. This winter, the combination of an early break-up and shortage of service equipment delayed tie-in of the majority of our Tommy program until late March. The impact of the above is two fold. First and foremost the lack of service equipment kept us in the field longer than we would have liked and increased the expenses associated with the program. In addition, the one-month delay in bringing on the Tommy Lakes flush volumes impacted our first quarter production. The new Tommy Lakes wells have now been on production for approximately a month and a half and appear to be performing as expected.

Volumes in the first quarter were also impacted by our decision to reduce our Kotcho production volumes as we continue to optimize the production rate to ensure maximum reserves recovery. The Tommy Lakes winter program wells and our recent Tommy acquisition have us on target to meet our average production goal of 10,000 BOE/d for 2004.

Operating expenses for the first quarter were $3.78 per BOE. The first quarter's operating expenses are typically higher than our expected yearly average of $3.40/BOE as our winter access areas see the majority of their maintenance and restocking of supplies in this period.

Commodity prices have remained exceptionally strong in the first quarter of 2004, resulting in an increase in funds flow from operations of $18.4 million versus $16.7 million in Q1 2003. In large part, this was due to higher gas price realizations achieved through our price protection program. We are cautiously optimistic about the staying power of oil and gas prices and are taking the opportunity to put in place appropriate price protection.

Outlook

Although we continue to look to the acquisition market for additional high-quality assets that have material on-going development opportunities, we have also expended considerable effort in developing low-risk opportunities using the drill bit in areas that complement our existing asset base. We have continued to add resources to this initiative to ensure that our sole source of inventory is not determined by what is available in the acquisition market. I look forward to updating you on our success in building this inventory of opportunities in the coming quarters.

Our capital program for the remainder of 2004 will have us active at Pouce Coupe, Loon Lake, Sylvan Lake and Tommy Lakes. The majority of the remaining capital program for the year is focused on natural gas development.

Following the acquisition at Tommy Lakes, the Trust remains on a solid financial footing with a low debt to cash flow of 0.85 times in an exceptionally strong commodity price environment. We are well positioned to effectively manage our capital program, and distribution profile, as well as having the financial flexibility to undertake a material acquisition.

Over the last year our team at Focus has grown to more than 30 professionals in the office and field who are focused on creating value for our Unitholders. I would like to thank each and every one of them for their incredible efforts this past winter.

We sincerely appreciate the support of all our Unitholders and thank you for investing in Focus.

On behalf of the Board,

Derek W. Evans
President and Chief Executive Officer

Management's Discussion and Analysis

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months ended March 31, 2004 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated May 11, 2004 and should be read in conjunction with the unaudited interim consolidated financial statements for the period ended March 31, 2004, the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2003 and 2002, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

Operations Summary	**Three Months Ended March 31, 2004**	Year, Ended December 31, 2003	Three Months Ended March 31, 2003
Average daily production			
Crude oil (bbls/d)	**2,122**	2,354	2,444
NGLs (bbls/d)	**472**	485	471
Natural gas (mcf/d)	**31,902**	34,254	34,158
Barrels of oil equivalent (BOE/d @ 6:1)	**7,911**	8,548	8,608
% Natural gas	**67%**	67%	66%
Average product prices realized			
Crude oil (CDN$/bbl), before hedging settlements	**$ 45.27**	$ 42.69	$ 50.42
Financial hedging settlements (CDN$/mcf)	**$ (5.61)**	$ (1.95)	$ (4.58)
NGLs (CDN$/bbl)	**$ 39.59**	$ 34.24	$ 42.59
NGL price / Crude oil price	**87%**	80%	84%
Natural gas (CDN$/mcf), before hedging settlements	**$ 6.65**	$ 6.36	$ 7.81
Financial hedging settlements (CDN$/mcf)	**$ –**	$ (0.82)	$ (1.97)
Reference prices & Focus differential			
Crude oil (Edm. Light Price CDN$/bbl)	**$ 45.73**	$ 42.89	$ 50.98
Differential (CDN$/bbl)	**$ (0.46)**	$ (0.19)	$ (0.56)
Natural gas (AECO daily CDN$ / mcf)	**$ 6.08**	$ 6.70	$ 7.81
Differential (CDN$/mcf)	**$ 0.58**	$ (0.33)	$ (0.01)
Production revenue ($thousands)			
Crude oil, before hedging settlements	8,794	36,694	11,092
Financial hedging settlements	(1,084)	(1,678)	(1,008)
NGLs	1,702	6,067	1,807
Natural gas, before hedging settlements	19,322	79,618	24,004
Financial hedging settlements	–	(10,221)	(6,065)
Mark to market adjustment	–	1,353	(1,332)
	28,735	111,832	28,498

Operations Summary Continued	Three Months Ended March 31, 2004	Year, Ended December 31, 2003	Three Months Ended March 31, 2003
Funds flow per BOE			
Revenue (before hedging settlements)	$ 41.43	$ 39.22	$ 47.63
Financial hedging settlements	(1.51)	(3.80)	(9.13)
Revenue (including hedging settlements)	39.92	35.41	38.50
Royalties, net of ARTC	(10.20)	(9.78)	(12.31)
Production expenses	(3.78)	(3.39)	(3.36)
Netback	25.94	22.24	22.83
Facility income	1.25	0.84	1.10
Interest income	0.05	0.02	0.05
Technical Services Agreement	-	(0.67)	(1.36)
General and administrative, cash portion	(0.83)	(0.81)	(0.22)
Interest and financing and other	(0.40)	(0.44)	(0.51)
Current and large corporations tax	(0.40)	(0.07)	(0.33)
	$ 25.61	$ 21.09	$ 21.57
Royalty rate (before hedging settlements)	25%	25%	26%
Effective royalty rate (including hedging settlements)	26%	28%	32%

Overall Performance

Results for the first quarter of 2004 reflect the continuing strength in commodity prices and capital expenditures associated with our major winter development program at the Tommy Lakes area of British Columbia.

As with the prior year, capital expenditures on the Tommy Lakes winter program represent approximately 65 percent of the overall annual capital budget of the Trust, and are very significant in offsetting the production decline of the Trust. This past winter's development program is the largest undertaken by the Trust on this property. The new wells were generally brought on production in mid to late March, which is approximately one month later compared to the prior year due to weather and availability of oilfield services.

Funds flow from operations of $0.57 per Unit was consistent with the first quarter of 2003, with four percent higher net revenue per BOE and eight percent lower volumes. Compared to the first quarter of 2003, net prices received from the sale of natural gas and crude oil were higher by $1.42 per BOE, the field netback was higher by $3.11 per BOE, and funds flow from operations increased by $4.04 per BOE.

Net income for the three months ended March 31, 2004 was stronger due to higher commodity prices, lower interest expense, a reduction in general and administrative expenses compared to general and administrative expenses plus the Technical Services Agreement in place for the first quarter of 2003, and a recovery of future income taxes.

On March 5, 2004 Focus entered into an agreement to acquire additional working interests at its Tommy Lakes property in north eastern British Columbia (the "Acquisition"). The Acquisition closed on April 1, 2004 and will be included in the results of operations for the second quarter of 2004. In connection with the Acquisition, Focus closed an equity offering on March 23, 2004 that had gross proceeds of $74.5 million before expenses. Those funds were used for repayment of all outstanding bank indebtedness at that date, and the excess funds of $38.5 million were invested in short-term interest-bearing term deposits. The Acquisition which closed on April 1, 2004 was financed with the short-term interest-bearing term deposits and bank indebtedness.

Production

Production was weighted 67 percent towards natural gas for the three months ended March 31, 2004. During this period, 85 percent of our natural gas was produced in British Columbia and the remainder in Alberta.

Production By Area	Three Months Ended March 31, 2004				Three Months Ended March 31, 2003			
	Oil (bbls/d)	Natural Gas (mcf/d)	NGLs (bbls/d)	BOE/D	Oil (bbls/d)	Natural Gas (mcf/d)	NGLs (bbls/d)	BOE/D
Tommy Lakes, B.C.		17,524	379	3,299		15,860	361	3,005
Kotcho-Cabin, B.C.		9,606		1,601		13,484		2,247
Red Earth, Alberta (1)	1,567			1,567	2,377			2,377
Loon Lake, Alberta (2)	467			467	–			–
Pouce Coupe, Alberta	12	2,956	28	534	8	2,953	16	516
Sylvan Lake, Alberta	48	1,623	65	383	59	1,861	94	463
Lanaway, Alberta (3)	28	193		60	–			–
	2,122	31,902	472	7,911	2,444	34,258	471	8,608

(1) Includes interests at Ogston sold July 1, 2003 with production of approximately 47 bbls/d.
(2) Loon Lake acquisition closed June 1, 2003. Loon Lake is adjacent to our Red Earth interests.
(3) Lanaway acquisition closed May 1, 2003. Lanaway is adjacent to our Sylvan Lake interests.

Compared with the first quarter of 2003:

- Tommy Lakes had slightly higher volume; however, initial flush production from this past year's development program has been delayed until the second quarter of 2004.
- *Production rates at Kotcho-Cabin have been reduced to manage reservoir drawdown.*
- On our oil properties, capital investment over the past year has been directed mainly towards the Loon Lake oil property acquired in June 2003. This has resulted in increased oil production at Loon Lake, while the remainder of our oil properties have experienced natural declines in production rates.

Pricing and Price Risk Management

The net price realized by Focus for natural gas in the first quarter of 2004 was $6.65 per mcf. There were no settlements of financial instruments for natural gas in the first quarter of 2004. Price protection for the quarter was achieved through the use of forward physical sales contracts. The net price reported for the three months ended March 31, 2004 is net of approximately $2.0 million for deductions to the delivery point for transportation and liquids recovery processing on the British Columbia and Alberta systems. This net price realized on natural gas sales is the result of specific markets being delivered to, deductions to the delivery point for transportation and liquids recovery processing, the heat content of the natural gas, and physical delivery contract terms.

The net realized price for the period of $6.65 per mcf is $0.58 higher than the AECO reference price of $6.08 per mcf. This positive differential for the first quarter of 2004 results from the forward physical sales contracts for natural gas being higher than the AECO reference price. During the first quarter, 43 percent of natural gas production was sold under forward physical sales contracts with an average price of $7.34 per mcf. These contracts were set out in Note 11 of the audited consolidated financial statements for the year ended December 31, 2003. Generally, Focus has a negative differential on natural gas of $0.34 per mcf versus the AECO reference price resulting from the deductions to the delivery point for transportation and liquids recovery processing in British Columbia being only partially offset by the higher heat content of the natural gas.

This compares with a net natural gas price for the three months ended March 31, 2003 of $5.84 per mcf, including the settlement of financial hedges. The first quarter of 2003 included a loss of $6.1 million from the settlement of financial instruments associated with natural gas, and a further non-cash loss of $1.3 million relating to a natural gas ceiling contract that was accounted for based on the mark to market value. Compared with the first quarter of 2003, the AECO reference price for the first quarter of 2004 is lower by $1.73 per mcf; however, this is offset by a reduction in hedging losses of $1.97 per mcf.

The price realized by Focus for crude oil in the first quarter of 2004, after settlement of financial hedges, was $39.66 per barrel. The hedging loss of $1.1 million for the period is a result of the strong oil prices that were significantly higher than the expectations of the forward market. For the comparable period in 2003, the price realized was $45.84 per barrel, including a hedging loss of $1.0 million

A full description of the outstanding financial instruments and physical sales contracts, and their estimated mark to market values, are described in Note 8 and Note 9 of the interim consolidated financial statements for the three months ended March 31, 2004.

The Trust currently has fixed price physical delivery contracts that provide price protection for the remaining nine months of 2004 on an average 22,000 mcf per day of natural gas production at a reference price of CDN$6.50 per mcf. These contracts represent approximately 46 percent of estimated natural gas production for the remaining nine months of 2004. With respect to crude oil and natural gas liquids production, fixed price swaps represent 1,400 bbls per day with a reference price of CDN$37.51 per barrel for the remaining nine months of 2004. These fixed price swaps represent approximately 49 percent of estimated crude oil and natural gas liquids production for the remaining nine months of 2004.

Production Revenue

Production revenue for the three months ended March 31, 2004 was $28.7 million, comprised 67 percent of natural gas sales, 27 percent of crude oil sales, and six percent from sales of natural gas liquids. The increased weighting on natural gas and natural gas liquids will continue in the second quarter of 2004 as new gas production comes on stream, and with the closing of the acquisition of additional natural gas interests at Tommy Lakes April 1, 2004.

Revenue for the first quarter of 2004 is comparable with revenue for the first quarter of 2003, however realized prices are higher by four percent and volume is off by eight percent.

Royalties

Royalties, excluding hedging and net of Alberta royalty tax credit, as a percentage of revenue were 25 percent for the first three months of 2004 compared with 26 percent for the first three months of 2003. The effective royalty percentage during this period decreased to 26 percent from 32 percent in the prior year. The high effective royalty rate for the first quarter of 2003 was higher as a result of hedging losses from financial instruments which are not recognized as a deduction for royalty calculations.

Facility Income

Facility income for the first quarter of 2004 was comparable to the prior year. The Trust earns facility revenue for the treating and processing of third party oil and gas at our production facilities and for road use fees.

Production Expenses

Production expenses for the first quarter were $3.78 per BOE compared with $3.36 per BOE for the first three months of 2003. The main natural gas properties are in winter only access areas of British Columbia, and production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and the bringing in of supplies. Average production expenses for 2004 are forecast to be $3.40 per BOE.

Technical Services Agreement

Our Technical Services Agreement with Storm Energy Ltd. expired on June 30, 2003. Through that arrangement, we received services in respect of the operation of the assets and associated administrative services. Services previously provided under the agreement are now performed by employees of the Trust.

General and Administrative Expenses

(thousands)	**Three Months Ended March 31, 2004**	Three Months Ended March 31, 2003
Gross G&A, before Trust Unit Rights Plan expense (1) (2)	**$ 1,510**	$ 889
Overhead recoveries	**(665)**	(483)
	845	406
Trust Unit Rights Plan expense (3)	**43**	4
Net G&A	**$ 888**	$ 410
Cash based G&A Expense Per BOE	**$ 0.83**	$ 0.22
Non-cash G&A Expense Per BOE (4)	**0.40**	0.30
G&A per BOE	**$ 1.23**	$ 0.52

(1) Amounts paid for the Technical Services Agreement in the first quarter of 2003 are reported separately on the Consolidated Statements of Income and Accumulated Income, and not included as part of general and administrative expenses.

(2) Gross general and administrative expenses for the first quarter of 2004 include $0.5 million associated with the Executive Bonus Plan (2003 - $0.5 million). Half of this amount is settled through the issuance of units from treasury at a price equal to the last five trading days of the month for which the bonus relates.

(3) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 7 of the Notes to unaudited interim consolidated financial statements. Adoption of the new accounting policy requires retroactive restatement of prior periods, and accordingly, General and Administrative expenses for the three months ended March 31, 2003 have been restated to include a deduction of $4,023.

(4) Non-cash general and administrative expenses include the portion of the Executive Bonus Plan that is settled through the issuance of Units and the Trust Unit Rights Plan compensation expense.

Increased general and administrative expenses result from increased staff levels and office expenses corresponding to the expiry of the Technical Services Agreement on June 30, 2003.

As operator, capital recoveries are based on a percentage of the total capital program managed. We operate the majority of our capital programs during the winter season. As such, almost all of the capital recoveries occur in the winter months.

Interest and Financing Expenses

Interest and financing expenses decreased to $0.3 million for the first quarter of 2004 from $0.4 million in the first quarter of 2003. This decrease is attributable to lower monthly average debt balances.

At March 31, 2004, the credit facilities were undrawn. This was a temporary situation arising from receipt of net proceeds from the equity offering on March 23, 2004, while the Acquisition closed on April 1, 2004.

Depletion, Depreciation, and Provision for Site Restoration and Abandonment

The depletion and depreciation provision for the three months ended March 31, 2004 was equal to the fourth quarter 2003 rate of $8.09 per BOE plus an additional $33,334 relating to the adoption of the policy relating to asset retirement obligations. This compares with a rate of $7.62 per BOE for the first quarter of 2003.

Asset Retirement Obligation

In the first quarter of 2004, Focus adopted the CICA new section 3110, Asset Retirement Obligations. This new standard requires that companies recognize the liability associated with future site reclamation costs in the financial statements at the time when the liability is incurred. This liability is initially measured at fair value and subsequently adjusted for the accretion of the discount amount and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over time. The impact of the adoption of this new accounting policy is described in Notes 2 and 4 of the interim consolidated financial statements.

Income and Other Taxes

(thousands)	**Three Months Ended March 31, 2004**	Three Months Ended March 31, 2003
Future income tax	**$ (1,254)**	$ 1,120
Current and large corporations tax	**290**	255
Income and other taxes	**$ (964)**	$ 1,375

For the three months ended March 31, 2004, a future income tax recovery of $1.3 million was included in income compared to an expense of $1.1 million for the comparable period in 2003. The 2004 future income tax recovery is largely due to a reduction in future income tax of the Company resulting from distributions to Unitholders which transfer taxable income from the Company to individual Unitholders.

Capital Expenditures

(thousands)	Three Months Ended March 31, 2004	Wells Drilled (gross)	Three Months Ended March 31, 2003	Wells Drilled (gross)
Tommy Lakes – 02/03 Winter Program	13		8,245	6
Tommy Lakes – 03/04 Winter Program	9,715	11	–	
Kotcho-Cabin, B.C.	143		20	
Red Earth, Alberta	196		390	2
Loon Lake, Alberta	1,099		–	
Pouce Coupe, Alberta	94		340	1
Sylvan Lake, Alberta	110		207	
Lanaway, Alberta	21		4	
Administration assets	54		8	
Capital asset additions	11,445	11	9,214	9
Acquisitions	(15)		–	
Total capital expenditures	$ 11,430	11	$ 9,214	9

Field capital expenditures for the first quarter of 2004 were spent 85 percent at Tommy Lakes, 10 percent at Loon Lake, and five percent in other areas. As with 2003, the majority of our 2004 capital program will be conducted at Tommy Lakes, which is only accessible during the winter months.

Capital expenditures for the first quarter were concentrated on the winter program for Tommy Lakes. The total 2003/2004 winter program drilled 14 wells (including the re-drilling of one well); refractured five wells, and worked over eight wells for a total cost of approximately $12.6 million. Capital expenditures of $2.9 million were reported in 2003, and the balance of $9.7 million is reported in 2004. The cost of the program is higher than initially estimated due to additional costs associated with unseasonably warm weather and delays in obtaining field services. The thirteen new wells from this winter program were brought on production by March 31, 2004.

Capital expenditures for the remainder of 2004 will concentrate on further development at the Pouce Coupe, Sylvan Lake and Loon Lake properties in Alberta, and the development program for Tommy Lakes next winter.

Liquidity and Capital Resources

As at March 31, 2004 Focus had working capital of $39.9 million compared with working capital deficit of $3.3 million as at December 31, 2003. The change in working capital is due to the equity offering which closed on March 23, 2004. At March 31, 2004 the Trust had $28.5 million of short-term funds on deposit and had paid a deposit of $11 million on the Acquisition. The associated Acquisition closed on April 1, 2004 and was financed by cash on hand and bank debt.

Long-term debt at March 31, 2004 was nil compared with $21.3 million at December 31, 2003. Focus had a $70.0 million revolving syndicated credit facility among four financial institutions and a $10 million operating facility at March 31, 2004. On April 1, 2004 the Company increased the revolving syndicated credit facility to $100 million. The credit facility revolves until May 31, 2004. The Company has received an Offer of Extension of the revolving period for a further 364 days, and intends to extend the revolving period.

Long-term debt less working capital changed from net debt of $24.6 million at December 31, 2003 to a net working capital position of $39.9 million at March 31, 2004. This change of $64.5 million during this period primarily resulted from the following factors.

- The issuance of Trust Units during the first quarter of 2004 raised net proceeds of $70.4 million
- Funding for capital expenditures from retained funds flow was $6.4 million, and the actual capital expenditures were $11.4 million.

Focus plans to finance its program for development drilling and enhancement of production through a combination of investing approximately 25 percent of funds flow and debt. Capital expenditures, including acquisitions, above this level will be financed through a combination of cash flow, debt and equity by issuing units from treasury.

Capitalization Table ($ thousands except per unit amounts)	**March 31, 2004**	December 31, 2003
Long term debt	**–**	21,337
Less: Working capital deficiency (working capital)	**(39,893)**	3,304
Net debt (working capital)	**(39,893)**	24,641
Units outstanding and issuable for Exchangeable Shares	**36,923**	31,822
Market price	**$ 14.83**	$ 15.00
Market capitalization	**547,568**	477,330
Total capitalization	**507,675**	501,971
Net debt as a percentage of total capitalization	**n/a**	5%
Annualized funds flow (i)	**73,754**	65,808
Net debt to funds flow (i)	**n/a**	0.4

(i) March 31, 2004 is based on the cash flow of the Trust for the 91 -day period.

Cash Distributions

Ex-Distribution Date	Record Date	Distribution Payment Date	Total Distribution
January 28, 2004	January 31, 2004	February 16, 2004	$0.14
February 25, 2004	February 28, 2004	March 15, 2004	$0.14
March 29, 2004	March 31, 2004	April 15, 2004	$0.14
April 28, 2004	April 30, 2004	May 17, 2004	$0.15
May 27, 2004	May 31, 2004	June 15, 2004	$0.15 (*)
June 28, 2004	June 30, 2004	July 15, 2004	$0.15 (*)

(*) estimated

Focus distributed $0.42 per Unit with respect of January to March 2004 production. On April 15, 2004, Focus announced a distribution policy to increase monthly distributions to $0.15 per Unit for the second quarter of 2004. Cash distributions of the Trust are essentially taxed to the Unitholders as ordinary income.

The Exchangeable shares of FET Resources Ltd. are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the Exchangeable shares and the cash flow related to the Exchangeable shares is retained by the Trust for reduction of debt or for additional capital expenditures.

Payout Ratio		**Three Months Ended March 31, 2004**
Funds flow from operations (thousands)	$	18,434
Funds flow from operations per Unit (weighted average Total Trust Units, including Exchangeable Shares converted at the average exchange ratio)	$	0.57
Distributions per Unit	$	0.42
Payout ratio - per Unit basis		74%
Cash distributions paid to Unitholders; Exchangeable Shares do not receive cash distributions (thousands)	$	11,991
Payout ratio - dollar basis		65%

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

The following is a tabular summary of all contractual obligations and commitments for the next five years:

Contractual Obligations (1) ($thousands)	Total	2004	2005-2006	2007-2008	2009 and thereafter
Office premises	330	220	110		
Operating leases	176	93	79	4	
Mineral and surface leases (2)	435	73	145	145	73
Transportation & processing	36,712	10,141	13,906	7,146	5,519
Asset retirement obligations (3)	7,442	274	388	341	6,439
Total contractual obligations	45,096	10,801	14,628	7,636	12,031

(1) The table does not include the Trust's obligations for financial instruments and physical sales contracts which are fully disclosed in Notes 8 and 9 of the unaudited interim financial statements.
(2) The Trust makes payments for mineral and surface leases. The table includes payments for each of the years 2004 to 2009 under these leases assuming continuation of the leases. The continuation of leases is based on decisions by the Trust relating to each of the underlying properties. Payments for the period after 2009 have not been included in the table, but would continue at the same yearly rate if there was no change to the underlying properties.
(3) Based on the estimated timing of expenditures to be made in future periods.

Off Balance Sheet Arrangements

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or general and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as at March 31, 2004.

Focus has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust's financial position or results of operations.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

1. estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
2. estimated capital expenditures on projects that are in progress;
3. estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;
4. estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates; and
5. estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill set to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

Assessment of Business Risks

Refer to the "Assessment of Business Risks" section of the Trust's 2003 Annual Report MD&A for a detailed assessment.

Consolidated Balance Sheets

	March 31, 2004 (unaudited)	December 31, 2002 (Restated - Note 2)
ASSETS		
Current assets		
Cash and cash equivalents	$ 28,029,361	$ –
Accounts receivable	27,666,235	20,043,512
Prepaid expenses and deposits	1,127,426	1,092,559
Deposit on acquisition [note 3]	11,000,000	–
	67,823,022	21,136,071
Petroleum and natural gas properties and equipment	180,582,919	174,974,307
Reclamation fund	1,040,637	1,030,000
	$ 249,446,578	$ 197,140,378
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 23,157,877	$ 20,515,765
Cash distributions payable	4,772,591	3,924,783
	27,930,468	24,440,548
Long-term debt [note 5]	–	21,336,532
Asset retirement obligation [note 4]	7,678,555	7,442,069
Future income taxes	40,432,533	41,686,533
	76,041,556	94,905,682
UNITHOLDERS' EQUITY		
Unitholders' capital [note 6]	135,188,029	63,267,421
Exchangeable shares [note 6]	3,860,557	5,160,995
Contributed surplus[note 7]	288,326	245,524
Accumulated income	99,007,469	85,661,322
Accumulated cash distributions	(64,939,359)	(52,100,566)
	173,405,022	102,234,696
Subsequent event [note 11]		
	$249,446,578	$ 197,140,378

See Notes to Consolidated Financial Statements

Approval on behalf of the Board:

STUART G. CLARK
Director

GERALD A. ROMANZIN
Director

Consolidated Statements of Income and Accumulated Income
(unaudited)

	Three months ended March 31, 2004	2003 (Restated - Note 2)
Revenue		
Production revenue	$ 28,734,804	$ 28,497,614
Royalties	(7,453,830)	(9,611,830)
Alberta Royalty Tax Credit	111,902	72,417
Facility income	901,352	854,525
Interest income	38,964	41,874
	22,333,192	19,854,600
Expenses		
Production	2,719,927	2,600,477
Technical Services Agreement	–	1,050,000
General and administrative	887,815	409,717
Interest and financing	285,767	396,187
Depletion and depreciation	5,925,720	6,065,586
Accretion of asset retirement obligation	132,069	105,020
	9,951,298	10,626,987
Income before income and other taxes	12,381,894	9,227,613
Income and other taxes		
Future income tax expense	1,254,000	(1,120,103)
Current and large corporations tax	(289,747)	(255,328)
	964,253	(1,375,431)
Net income for the period	13,346,147	7,852,182
Accumulated income, beginning of period		
As previously reported	85,820,667	44,348,355
Retroactive adjustment for changes in accounting policies	(159,345)	(133,035)
As restated	85,661,322	42,215,320
Accumulated income, end of period	$ 99,007,469	$ 52,067,502
Net income per Unit [note 10]		
Basic and diluted	$ 0.41	$ 0.27

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended March 31, 2004	2003 (Restated - Note 2)
Operating activities		
Net income for the period	$ 13,346,147	$ 7,852,182
Add non-cash items:		
Non-cash general and administrative expenses	288,523	235,827
Unrealized loss on commodity contract	–	1,332,138
Depletion and depreciation	5,925,720	6,065,586
Accretion on asset retirement obligation	132,069	105,020
Future income tax expense	(1,254,000)	1,120,103
Funds flow from operations	18,438,459	16,710,856
Net change in non-cash working capital items	(7,236,274)	10,105,317
	11,202,185	26,816,173
Financing activities		
Proceeds from issue of Trust Units (net of costs)	70,400,000	–
Proceeds from exercise of unit appreciation rights	84,650	–
Increase (decrease) in long term debt	(21,336,532)	(22,551,000)
Cash distributions	(11,990,985)	(8,789,098)
	37,157,133	(31,340,098)
Investing activities		
Capital asset additions	(11,445,375)	(9,214,009)
Acquisitions	15,460	–
Deposit on acquisition	(11,000,000)	–
Reclamation fund contributions	(10,637)	(200,000)
Net change in non-cash working capital items	2,110,595	(760,623)
	(20,329,957)	(10,174,632)
Increase in cash and cash equivalents during the period	28,029,361	(14,698,557)
Cash and cash equivalents, beginning of period	–	14,705,034
Cash and cash equivalents, end of period	$ 28,029,361	$ 6,477

Notes to Consolidated Financial Statements
March 31, 2004 and 2003 (unaudited)

1. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of Focus Energy Trust include the accounts of Focus Energy Trust (the "Trust"), its wholly-owned subsidiaries FET Resources Ltd. (the "Company") and FET Gas Production Ltd., and its share of a partnership.

These interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). Other than the changes in accounting policy described below, these interim financial statements follow the same accounting policies as described on pages 45 to 55 of the Trust's 2003 annual report. The note disclosure requirements for annual financial statements provide additional disclosure that is not required for interim financial statements. Accordingly, these interim financial statements should be read in conjunction with the financial statements included in the 2003 Annual Report.

2. CHANGES IN ACCOUNTING POLICIES

a) Petroleum and Natural Gas Properties and Equipment

Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre. Effective January 1, 2004, the Trust adopted the new accounting standard relating to full cost accounting. The adoption of this new policy on January 1, 2004 resulted in no write-down to the carrying value of petroleum and natural gas assets.

The new guideline impacts the cost impairment test or ceiling test. The cost impairment test is a two stage test. The first stage of the test determines if the cost pool has been impaired. Impairment occurs when the carrying amount of an asset is not recoverable and exceeds its fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows from proved reserves plus unproved costs using management's best estimate of future prices. The second stage of the test involves measurement of the impairment. The impairment is measured as the amount by which the carrying amount of capitalized assets exceeds the future discounted cash flows from proved plus probable reserves. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

Prior to January 1, 2004 the ceiling test amount was the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less estimated future costs for administration, financing, site restoration and income taxes. The cash flows were estimated using period end prices and costs.

The impairment test was calculated using the consultant's average prices at January 1 for the years 2004 to 2008 as follows:

Consultants' Price Forecasts	2004	2005	2006	2007	2008
Crude Oil - WTI ($U.S. / bbl)	$ 30.00	$ 27.50	$ 25.50	$ 25.00	$ 25.50
Natural Gas AECO ($Cdn / MMBTU)	$ 6.00	$ 5.31	$ 4.83	$ 4.87	$ 4.92

b) Asset Retirement Obligation

The Trust has adopted the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Trust's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Trust's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property, plant and equipment. The asset recorded is depleted on a unit of production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period.

Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

Previously, the Corporation recognized a provision for estimated future removal and site restoration costs calculated on the unit-of-production method over the remaining proved reserves.

The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance Sheets		December 31, 2003		December 31, 2002
Petroleum and natural gas properties and equipment increased for historic asset retirement costs	$	4,069,393	$	3,693,241
Record new asset retirement obligation	$	7,442,069	$	6,001,112
Reverse historic provision for future site restoration		(3,083,021)		(2,082,388)
Adjust future income taxes		(130,310)		(92,448)
Adjust accumulated income		(159,345)		(133,035)
Increase in Liabilities and Unitholders' Equity	$	4,069,393	$	3,693,241

Statements of Income		Three-month period ended March 31, 2004		Year Ended December 31, 2003
Accretion expense	$	(132,069)	$	(420,078)
Depletion and depreciation on asset retirement costs		(33,334)		(644,727)
Less: Amortization of estimated future removal and site restoration liability under previous policy		482,324		1,000,633
Net income impact of new policy, before tax	$	316,921	$	(64,172)
Basic and diluted net earnings per share, before tax	$	0.01	$	(0.00)

c) Financial Derivatives

Effective January 1, 2004 the Trust has implemented the new accounting guideline relating to Hedging Relationships. The new policy addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes the conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue accrual hedge accounting.

The Trust had formally documented all transactions and they were determined to meet the criteria of effective hedges as at December 31, 2003 and March 31, 2004.

3. DEPOSIT ON ACQUISITION

The Company paid a deposit of $11 million in accordance with the Purchase and Sale Agreement dated March 5, 2004 to acquire additional working interests at Tommy Lakes. The deposit was refundable under certain circumstances as defined in the Purchase and Sale Agreement. The acquisition closed on April 1, 2004 and the deposit was applied to the purchase price.

4. ASSET RETIREMENT OBLIGATION

The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $21.0 million which will be incurred between 2004 and 2019. The majority of the costs will be incurred after 2015. A credit-adjusted risk-free rate of 7 percent and an inflation rate of 1.5 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

		March 31, 2004		December 31, 2003
Balance, beginning of period	$	7,442,069	$	6,001,112
Accretion expense		132,069		420,078
Liabilities incurred		104,417		1,041,430
Liabilities disposed		–		(20,551)
Balance, end of period	$	7,678,555	$	7,442,069

5. LONG-TERM DEBT

As at March 31, 2004, the Trust had a $70 million revolving syndicated credit facility among four financial institutions with an extendible 364 day revolving period and a one year amortization period. The loan facility was secured by a floating charge debenture in the amount of $300 million covering all of the assets of the Trust and a general security agreement. The Trust also had a $10 million demand operating line of credit.

On April 1, 2004 the Trust increased the revolving syndicated credit facility to $100 million.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. libor rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.50 percent dependent upon financial statement ratios and type of borrowing.

The credit facility will revolve until the end of May 2004, whereupon it may be renewed for a further 364 day term subject to review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of five percent and the remaining 85 percent at the end of the term. The Trust has received an offer from the Administrative Agent on behalf of all lenders to extend the revolving period for a further period of 364 days, and it is the intention of the Trust to extend the revolving period.

6. UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

An unlimited number of Trust Units may be issued pursuant to the Trust Indenture. Each Trust Unit entitles the holder to one vote at any meeting of the Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding-up of the Trust. The Trust Units are redeemable at the option of the Unitholder, up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Company.

Trust Units of Focus Energy Trust
(including conversion of Exchangeable Shares)

	Number of Units		Consideration	
	2004	2003	2004	2003
Trust Units outstanding (see (a) below)	34,089,939	23,422,028	$135,188,029	$34,899,870
Trust Units issuable on conversion of Exchangeable Shares (i) (see (b) below)	2,832,977	5,757,787	3,860,557	8,775,427
Balance as at March 31	36,922,917	29,179,815	$139,048,586	$43,675,297

i. The exchange ratio at March 31, 2004 was 1.19599 (March 31, 2003 - 1.06840) Trust Units for each Exchangeable Share.

(a) Trust Units of Focus Energy Trust

	Number of Units		Consideration	
	2004	2003	2004	2003
Balance as at January 1	28,034,233	22,804,905	$63,267,421	$33,908,902
Issued on conversion of Exchangeable Shares (i)	1,036,178	603,283	1,300,438	852,952
Issued pursuant to the Executive Bonus Plan (ii)	9,528	13,840	135,520	138,016
Issued for Cash (iii)	5,000,000		74,500,000	–
Trust Unit Issue Expenses			(4,100,000)	–
Exercise of Unit Appreciation Rights	10,000		84,650	–
Balance as at March 31	34,089,939	23,422,028	$135,188,030	$34,899,870

i. Issued on conversion of Exchangeable Shares to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged

ii. Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such plan are payable through the issuance of Trust Units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.

iii. Issued for cash March 23, 2004 pursuant to a Short Form Prospectus dated March 15, 2004

(b) Exchangeable Shares of FET Resources Ltd.

	Number of Shares		Consideration	
	2004	2003	2004	2003
Balance as at January 1	3,245,650	5,694,335	$5,160,995	$9,628,379
Exchanged for Trust Units(i)	(876,920)	(575,167)	(1,300,438)	(852,952)
Balance as at March 31	2,368,730	5,389,168	$3,860,557	$8,775,427

i. Cancellation on conversion to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged

The Exchangeable shares of FET Resources Ltd. are convertible at any time into Trust Units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the Trust Units divided by the ten day weighted average Unit price preceding the record date. During the period of January 1 to March 31, 2004, a total of 876,920 Exchangeable Shares were converted into 1,036,178 Trust Units at exchange ratios prevailing at the time. At March 31, 2004, the exchange ratio was 1.19599 Trust Units for each Exchangeable Share. Cash distributions are not paid on the Exchangeable Shares. On the tenth anniversary of the issuance of the Exchangeable Shares, subject to extension of such date by the Board of Directors of the Company, the Exchangeable Shares will be redeemed for Trust Units at a price equal to the value of that number of Trust Units based on the exchange ratio as at the last business day prior to the redemption date. The Exchangeable Shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

7. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 1,500,000 rights. To March 31, 2004 a total of 30,500 Units had been issued under the Plan, and 1,469,500 Units are reserved for issuance under the Plan.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the Trust Units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per Unit basis, made by the Trust after the grant date which represent a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years, and vest equally over a four year period commencing on the first anniversary of the grant.

	Number of Rights	Weighted Average Exercise Price
Balance as at January 1	665,500	$9.74
Granted	80,000	$14.92
Exercised	(10,000)	$8.47
Before reduction of exercise price	735,500	$10.32
Reduction of exercise price	–	(0.42)
Balance as at March 31	735,500	$9.90

A summary of the plan as at March 31, 2004 is as follows:

Exercise Price at Grant Date	Adjusted Exercise Price	Number of Rights Outstanding	Remaining Contractual Life of Rights (years)	Number of Rights Exercisable
$ 9.62	$ 7.24	259,500	3.44	49,500
10.10	8.05	30,000	3.72	10,000
10.87	9.06	40,000	3.87	–
11.54	10.00	6,000	4.10	–
12.08	10.82	254,000	4.27	–
14.26	13.28	8,000	4.42	–
13.61	12.63	5,000	4.46	–
13.38	12.54	50,000	4.52	–
13.33	12.63	3,000	4.56	–
15.06	14.64	40,000	4.76	–
14.78	14.36	40,000	4.79	–
$ 11.50	$ 9.90	735,500	4.01	59,500

The Trust prospectively adopted the fair value method in 2003 for rights granted subsequent to January 1, 2003. The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense and contributed surplus of $42,802 for the three months ended March 31, 2004. The Trust recorded non-cash compensation expense and contributed surplus of $245,524 for the year ended December 31, 2003. Adoption of the new accounting policy requires retroactive restatement of prior periods, and accordingly, the net income for the three months ended March 31, 2003 has been restated to include a deduction in General and Administrative expenses of $4,023.

8. FINANCIAL INSTRUMENTS

The following financial contracts were outstanding as at March 31, 2004. Settlement of these contracts, which have no book value, would have resulted in a net payment by the Trust of $2,868,106.

Financial Contracts	Daily Quantity	Contract Price	Price Index	Term
Crude oil - fixed price				
	500 bbls	$ 41.80 Cdn	WTI	September 2003 – August 2004
	900 bbls	$ 35.63 Cdn	WTI	September 2003 – December 2004
	500 bbls	$ 43.49 Cdn	WTI	September 2004 – December 2004

9. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. Settlement of these contracts on March 31, 2004, which have no book value, would have resulted in a net payment by the Trust of approximately $4,781,517.

Physical Contracts	Daily Quantity	Contract Price	Delivery Point	Term
Natural gas – fixed price				
	5,000 GJ	$ 6.11 Cdn	Stn.2, B.C.	November 2003 – October 2004
	6,000 GJ	$ 5.20 Cdn	Stn.2, B.C.	April 2004 – October 2004
	7,000 GJ	$ 5.13 Cdn	Stn.2, B.C.	April 2004 – October 2004
	6,000 GJ	$ 5.68 Cdn	Stn.2, B.C.	April 2004 – October 2004
	5,000 GJ	$ 6.47 Cdn	Stn.2, B.C.	November 2004 – March 2005
	4,000 GJ	$ 6.23 Cdn	Stn.2, B.C.	May 2004 – October 2004 *
	5,000 GJ	$ 6.86 Cdn	Stn.2, B.C.	November 2004 – March 2005 *
	6,000 GJ	$ 7.71 Cdn	Stn.2, B.C.	November 2004 – March 2005 *

* Contracts entered into subsequent to March 31, 2004

10. PER UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per unit calculations are based on the weighted average number of Trust Units (common shares prior to August 23, 2002) outstanding. Diluted calculations include additional Trust Units for the dilutive impact of rights outstanding pursuant to the Rights Plan.

Basic per unit calculations for the three month period ending March 31 are based on the weighted average number of Trust Units outstanding in 2004 of 32,385,693 (2003 of 29,105,710), which includes outstanding Exchangeable Shares converted at the average exchange ratio.

Diluted calculations include additional Trust Units in 2004 of 233,113 (2003 of 59,969) for the dilutive impact of the Rights Plan. There were no adjustments to net income in calculating dilutive per unit amounts.

Supplementary cash flow information for the three months ended March 31:

	2004	2003
Interest paid	$216,504	$270,799
Interest received	$72,243	$44,441
Taxes paid	$285,557	–
Cash distributions paid	$11,990,995	$8,789,098

11. SUBSEQUENT EVENT

On April 1, 2004 the Trust closed the acquisition of additional working interests at Tommy Lakes in north eastern British Columbia for $110 million before closing adjustments.

Corporate Information

HEAD OFFICE

Suite 3250, 205 – 5th Avenue S.W.
Calgary, Alberta, Canada T2P 2V7
Tel: (403) 781-8409
Fax: (403) 781-8408
www.focusenergytrust.com

SENIOR MANAGEMENT

Derek W. Evans
President and C.E.O.

William D. Ostlund
Vice President, Finance and C.F.O.

Dennis M. Lawrence
Vice President, Engineering

Bryce H. Murdoch
Vice President, Geology

Al S. Pickering
Vice President, Land

David W. Sakal
Vice President, Operations

A. Kim Schoenroth
Controller

Grant A. Zawalsky
Corporate Secretary

DIRECTORS

Matthew J. Brister (3) (4) (5)
John A. Brussa (3)
Stuart G. Clark (1) (2)
Derek W. Evans
James H.McKelvie (2) (3)
Gerry A. Romanzin (2) (4) (5)

(1) Chairman of the Board
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Reserves Committee
(5) Member of the Corporate Governance Committee

STOCK EXCHANGE LISTING

TSX Listings:
Focus Energy Trust: **FET.UN**

FET Resources Ltd.: **FTX**
(Exchangeable Shares)

SOLICITORS

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

AUDITORS

KPMG LLP
Calgary, Alberta

BANKERS

Bank Syndicate
Lead Agent: Royal Bank of Canada
Calgary, Alberta

ENGINEERING CONSULTANTS

Paddock Lindstrom & Associates Ltd.
Calgary, Alberta

McDaniel and Associates Consultants Ltd.
Calgary, Alberta

REGISTRAR & TRANSFER AGENT

Valiant Trust Company
Calgary, Alberta

FOR FURTHER INFORMATION CONTACT:

Derek W. Evans
President and Chief Executive Officer
Tel: (403) 781-8405

William D. Ostlund
Vice President, Finance and Chief Financial Officer
Tel: (403) 781-8406

Management's Discussion and Analysis

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months ended March 31, 2004 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated May 11, 2004 and should be read in conjunction with the unaudited interim consolidated financial statements for the period ended March 31, 2004, the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2003 and 2002, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

Operations Summary	**Three Months Ended March 31, 2004**	Year, Ended December 31, 2003	Three Months Ended March 31, 2003
Average daily production			
Crude oil (bbls/d)	**2,122**	2,354	2,444
NGLs (bbls/d)	**472**	485	471
Natural gas (mcf/d)	**31,902**	34,254	34,158
Barrels of oil equivalent (BOE/d @ 6:1)	**7,911**	8,548	8,608
% Natural gas	**67%**	67%	66%
Average product prices realized			
Crude oil (CDN$/bbl), before hedging settlements	**$ 45.27**	$ 42.69	$ 50.42
Financial hedging settlements (CDN$/mcf)	**$ (5.61)**	$ (1.95)	$ (4.58)
NGLs (CDN$/bbl)	**$ 39.59**	$ 34.24	$ 42.59
NGL price / Crude oil price	**87%**	80%	84%
Natural gas (CDN$/mcf), before hedging settlements	**$ 6.65**	$ 6.36	$ 7.81
Financial hedging settlements (CDN$/mcf)	**$ -**	$ (0.82)	$ (1.97)
Reference prices & Focus differential			
Crude oil (Edm. Light Price CDN$/bbl)	**$ 45.73**	$ 42.89	$ 50.98
Differential (CDN$/bbl)	**$ (0.46)**	$ (0.19)	$ (0.56)
Natural gas (AECO daily CDN$ / mcf)	**$ 6.08**	$ 6.70	$ 7.81
Differential (CDN$/mcf)	**$ 0.58**	$ (0.33)	$ (0.01)
Production revenue ($thousands)			
Crude oil, before hedging settlements	8,794	36,694	11,092
Financial hedging settlements	(1,084)	(1,678)	(1,008)
NGLs	1,702	6,067	1,807
Natural gas, before hedging settlements	19,322	79,618	24,004
Financial hedging settlements	-	(10,221)	(6,065)
Mark to market adjustment	-	1,353	(1,332)
	28,735	111,832	28,498

Operations Summary Continued	Three Months Ended March 31, 2004	Year, Ended December 31, 2003	Three Months Ended March 31, 2003
Funds flow per BOE			
Revenue (before hedging settlements)	$ 41.43	$ 39.22	$ 47.63
Financial hedging settlements	(1.51)	(3.80)	(9.13)
Revenue (including hedging settlements)	39.92	35.41	38.50
Royalties, net of ARTC	(10.20)	(9.78)	(12.31)
Production expenses	(3.78)	(3.39)	(3.36)
Netback	25.94	22.24	22.83
Facility income	1.25	0.84	1.10
Interest income	0.05	0.02	0.05
Technical Services Agreement	-	(0.67)	(1.36)
General and administrative, cash portion	(0.83)	(0.81)	(0.22)
Interest and financing and other	(0.40)	(0.44)	(0.51)
Current and large corporations tax	(0.40)	(0.07)	(0.33)
	$ 25.61	$ 21.09	$ 21.57
Royalty rate (before hedging settlements)	25%	25%	26%
Effective royalty rate (including hedging settlements)	26%	28%	32%

Overall Performance

Results for the first quarter of 2004 reflect the continuing strength in commodity prices and capital expenditures associated with our major winter development program at the Tommy Lakes area of British Columbia.

As with the prior year, capital expenditures on the Tommy Lakes winter program represent approximately 65 percent of the overall annual capital budget of the Trust, and are very significant in offsetting the production decline of the Trust. This past winter's development program is the largest undertaken by the Trust on this property. The new wells were generally brought on production in mid to late March, which is approximately one month later compared to the prior year due to weather and availability of oilfield services.

Funds flow from operations of $0.57 per Unit was consistent with the first quarter of 2003, with four percent higher net revenue per BOE and eight percent lower volumes. Compared to the first quarter of 2003, net prices received from the sale of natural gas and crude oil were higher by $1.42 per BOE, the field netback was higher by $3.11 per BOE, and funds flow from operations increased by $4.04 per BOE.

Net income for the three months ended March 31, 2004 was stronger due to higher commodity prices, lower interest expense, a reduction in general and administrative expenses compared to general and administrative expenses plus the Technical Services Agreement in place for the first quarter of 2003, and a recovery of future income taxes.

On March 5, 2004 Focus entered into an agreement to acquire additional working interests at its Tommy Lakes property in north eastern British Columbia (the "Acquisition"). The Acquisition closed on April 1, 2004 and will be included in the results of operations for the second quarter of 2004. In connection with the Acquisition, Focus closed an equity offering on March 23, 2004 that had gross proceeds of $74.5 million before expenses. Those funds were used for repayment of all outstanding bank indebtedness at that date, and the excess funds of $38.5 million were invested in short-term interest-bearing term deposits. The Acquisition which closed on April 1, 2004 was financed with the short-term interest-bearing term deposits and bank indebtedness.

Production

Production was weighted 67 percent towards natural gas for the three months ended March 31, 2004. During this period, 85 percent of our natural gas was produced in British Columbia and the remainder in Alberta.

Production By Area	**Three Months Ended March 31, 2004**				Three Months Ended March 31, 2003			
	Oil (bbls/d)	**Natural Gas (mcf/d)**	**NGLs (bbls/d)**	**BOE/D**	Oil (bbls/d)	Natural Gas (mcf/d)	NGLs (bbls/d)	BOE/D
Tommy Lakes, B.C.		**17,524**	**379**	**3,299**		15,860	361	3,005
Kotcho-Cabin, B.C.		**9,606**		**1,601**		13,484		2,247
Red Earth, Alberta (1)	**1,567**			**1,567**	2,377			2,377
Loon Lake, Alberta (2)	**467**			**467**	–			–
Pouce Coupe, Alberta	**12**	**2,956**	**28**	**534**	8	2,953	16	516
Sylvan Lake, Alberta	**48**	**1,623**	**65**	**383**	59	1,861	94	463
Lanaway, Alberta (3)	**28**	**193**		**60**	–			–
	2,122	**31,902**	**472**	**7,911**	2,444	34,258	471	8,608

(1) Includes interests at Ogston sold July 1, 2003 with production of approximately 47 bbls/d.
(2) Loon Lake acquisition closed June 1, 2003. Loon Lake is adjacent to our Red Earth interests.
(3) Lanaway acquisition closed May 1, 2003. Lanaway is adjacent to our Sylvan Lake interests.

Compared with the first quarter of 2003:

- Tommy Lakes had slightly higher volume; however, initial flush production from this past year's development program has been delayed until the second quarter of 2004.
- Production rates at Kotcho-Cabin have been reduced to manage reservoir drawdown.
- On our oil properties, capital investment over the past year has been directed mainly towards the Loon Lake oil property acquired in June 2003. This has resulted in increased oil production at Loon Lake, while the remainder of our oil properties have experienced natural declines in production rates.

Pricing and Price Risk Management

The net price realized by Focus for natural gas in the first quarter of 2004 was $6.65 per mcf. There were no settlements of financial instruments for natural gas in the first quarter of 2004. Price protection for the quarter was achieved through the use of forward physical sales contracts. The net price reported for the three months ended March 31, 2004 is net of approximately $2.0 million for deductions to the delivery point for transportation and liquids recovery processing on the British Columbia and Alberta systems. This net price realized on natural gas sales is the result of specific markets being delivered to, deductions to the delivery point for transportation and liquids recovery processing, the heat content of the natural gas, and physical delivery contract terms.

The net realized price for the period of $6.65 per mcf is $0.58 higher than the AECO reference price of $6.08 per mcf. This positive differential for the first quarter of 2004 results from the forward physical sales contracts for natural gas being higher than the AECO reference price. During the first quarter, 43 percent of natural gas production was sold under forward physical sales contracts with an average price of $7.34 per mcf. These contracts were set out in Note 11 of the audited consolidated financial statements for the year ended December 31, 2003. Generally, Focus has a negative differential on natural gas of $0.34 per mcf versus the AECO reference price resulting from the deductions to the delivery point for transportation and liquids recovery processing in British Columbia being only partially offset by the higher heat content of the natural gas.

This compares with a net natural gas price for the three months ended March 31, 2003 of $5.84 per mcf, including the settlement of financial hedges. The first quarter of 2003 included a loss of $6.1 million from the settlement of financial instruments associated with natural gas, and a further non-cash loss of $1.3 million relating to a natural gas ceiling contract that was accounted for based on the mark to market value. Compared with the first quarter of 2003, the AECO reference price for the first quarter of 2004 is lower by $1.73 per mcf; however, this is offset by a reduction in hedging losses of $1.97 per mcf.

The price realized by Focus for crude oil in the first quarter of 2004, after settlement of financial hedges, was $39.66 per barrel. The hedging loss of $1.1 million for the period is a result of the strong oil prices that were significantly higher than the expectations of the forward market. For the comparable period in 2003, the price realized was $45.84 per barrel, including a hedging loss of $1.0 million

A full description of the outstanding financial instruments and physical sales contracts, and their estimated mark to market values, are described in Note 8 and Note 9 of the interim consolidated financial statements for the three months ended March 31, 2004.

The Trust currently has fixed price physical delivery contracts that provide price protection for the remaining nine months of 2004 on an average 22,000 mcf per day of natural gas production at a reference price of CDN$6.50 per mcf. These contracts represent approximately 46 percent of estimated natural gas production for the remaining nine months of 2004. With respect to crude oil and natural gas liquids production, fixed price swaps represent 1,400 bbls per day with a reference price of CDN$37.51 per barrel for the remaining nine months of 2004. These fixed price swaps represent approximately 49 percent of estimated crude oil and natural gas liquids production for the remaining nine months of 2004.

Production Revenue

Production revenue for the three months ended March 31, 2004 was $28.7 million, comprised 67 percent of natural gas sales, 27 percent of crude oil sales, and six percent from sales of natural gas liquids. The increased weighting on natural gas and natural gas liquids will continue in the second quarter of 2004 as new gas production comes on stream, and with the closing of the acquisition of additional natural gas interests at Tommy Lakes April 1, 2004.

Revenue for the first quarter of 2004 is comparable with revenue for the first quarter of 2003, however realized prices are higher by four percent and volume is off by eight percent.

Royalties

Royalties, excluding hedging and net of Alberta royalty tax credit, as a percentage of revenue were 25 percent for the first three months of 2004 compared with 26 percent for the first three months of 2003. The effective royalty percentage during this period decreased to 26 percent from 32 percent in the prior year. The high effective royalty rate for the first quarter of 2003 was higher as a result of hedging losses from financial instruments which are not recognized as a deduction for royalty calculations.

Facility Income

Facility income for the first quarter of 2004 was comparable to the prior year. The Trust earns facility revenue for the treating and processing of third party oil and gas at our production facilities and for road use fees.

Production Expenses

Production expenses for the first quarter were $3.78 per BOE compared with $3.36 per BOE for the first three months of 2003. The main natural gas properties are in winter only access areas of British Columbia, and production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and the bringing in of supplies. Average production expenses for 2004 are forecast to be $3.40 per BOE.

Technical Services Agreement

Our Technical Services Agreement with Storm Energy Ltd. expired on June 30, 2003. Through that arrangement, we received services in respect of the operation of the assets and associated administrative services. Services previously provided under the agreement are now performed by employees of the Trust.

General and Administrative Expenses

(thousands)	**Three Months Ended March 31, 2004**	Three Months Ended March 31, 2003
Gross G&A, before Trust Unit Rights Plan expense (1) (2)	$ 1,510	$ 889
Overhead recoveries	(665)	(483)
	845	406
Trust Unit Rights Plan expense (3)	43	4
Net G&A	$ 888	$ 410
Cash based G&A Expense Per BOE	$ 0.83	$ 0.22
Non-cash G&A Expense Per BOE (4)	0.40	0.30
G&A per BOE	$ 1.23	$ 0.52

(1) Amounts paid for the Technical Services Agreement in the first quarter of 2003 are reported separately on the Consolidated Statements of Income and Accumulated Income, and not included as part of general and administrative expenses.

(2) Gross general and administrative expenses for the first quarter of 2004 include $0.5 million associated with the Executive Bonus Plan (2003 - $0.5 million). Half of this amount is settled through the issuance of units from treasury at a price equal to the last five trading days of the month for which the bonus relates.

(3) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 7 of the Notes to unaudited interim consolidated financial statements. Adoption of the new accounting policy requires retroactive restatement of prior periods, and accordingly, General and Administrative expenses for the three months ended March 31, 2003 have been restated to include a deduction of $4,023.

(4) Non-cash general and administrative expenses include the portion of the Executive Bonus Plan that is settled through the issuance of Units and the Trust Unit Rights Plan compensation expense.

Increased general and administrative expenses result from increased staff levels and office expenses corresponding to the expiry of the Technical Services Agreement on June 30, 2003.

As operator, capital recoveries are based on a percentage of the total capital program managed. We operate the majority of our capital programs during the winter season. As such, almost all of the capital recoveries occur in the winter months.

Interest and Financing Expenses

Interest and financing expenses decreased to $0.3 million for the first quarter of 2004 from $0.4 million in the first quarter of 2003. This decrease is attributable to lower monthly average debt balances.

At March 31, 2004, the credit facilities were undrawn. This was a temporary situation arising from receipt of net proceeds from the equity offering on March 23, 2004, while the Acquisition closed on April 1, 2004.

Depletion, Depreciation, and Provision for Site Restoration and Abandonment

The depletion and depreciation provision for the three months ended March 31, 2004 was equal to the fourth quarter 2003 rate of $8.09 per BOE plus an additional $33,334 relating to the adoption of the policy relating to asset retirement obligations. This compares with a rate of $7.62 per BOE for the first quarter of 2003.

Asset Retirement Obligation

In the first quarter of 2004, Focus adopted the CICA new section 3110, Asset Retirement Obligations. This new standard requires that companies recognize the liability associated with future site reclamation costs in the financial statements at the time when the liability is incurred. This liability is initially measured at fair value and subsequently adjusted for the accretion of the discount amount and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over time. The impact of the adoption of this new accounting policy is described in Notes 2 and 4 of the interim consolidated financial statements.

Income and Other Taxes

(thousands)	**Three Months Ended March 31, 2004**	Three Months Ended March 31, 2003
Future income tax	**$ (1,254)**	$ 1,120
Current and large corporations tax	**290**	255
Income and other taxes	**$ (964)**	$ 1,375

For the three months ended March 31, 2004, a future income tax recovery of $1.3 million was included in income compared to an expense of $1.1 million for the comparable period in 2003. The 2004 future income tax recovery is largely due to a reduction in future income tax of the Company resulting from distributions to Unitholders which transfer taxable income from the Company to individual Unitholders.

Capital Expenditures

(thousands)	Three Months Ended March 31, 2004	Wells Drilled (gross)	Three Months Ended March 31, 2003	Wells Drilled (gross)
Tommy Lakes – 02/03 Winter Program	13		8,245	6
Tommy Lakes – 03/04 Winter Program	9,715	11	–	
Kotcho-Cabin, B.C.	143		20	
Red Earth, Alberta	196		390	2
Loon Lake, Alberta	1,099		–	
Pouce Coupe, Alberta	94		340	1
Sylvan Lake, Alberta	110		207	
Lanaway, Alberta	21		4	
Administration assets	54		8	
Capital asset additions	11,445	11	9,214	9
Acquisitions	(15)		–	
Total capital expenditures	$ 11,430	11	$ 9,214	9

Field capital expenditures for the first quarter of 2004 were spent 85 percent at Tommy Lakes, 10 percent at Loon Lake, and five percent in other areas. As with 2003, the majority of our 2004 capital program will be conducted at Tommy Lakes, which is only accessible during the winter months.

Capital expenditures for the first quarter were concentrated on the winter program for Tommy Lakes. The total 2003/2004 winter program drilled 14 wells (including the re-drilling of one well), refractured five wells, and worked over eight wells for a total cost of approximately $12.6 million. Capital expenditures of $2.9 million were reported in 2003, and the balance of $9.7 million is reported in 2004. The cost of the program is higher than initially estimated due to additional costs associated with unseasonably warm weather and delays in obtaining field services. The thirteen new wells from this winter program were brought on production by March 31, 2004.

Capital expenditures for the remainder of 2004 will concentrate on further development at the Pouce Coupe, Sylvan Lake and Loon Lake properties in Alberta, and the development program for Tommy Lakes next winter.

Liquidity and Capital Resources

As at March 31, 2004 Focus had working capital of $39.9 million compared with working capital deficit of $3.3 million as at December 31, 2003. The change in working capital is due to the equity offering which closed on March 23, 2004. At March 31, 2004 the Trust had $28.5 million of short-term funds on deposit and had paid a deposit of $11 million on the Acquisition. The associated Acquisition closed on April 1, 2004 and was financed by cash on hand and bank debt.

Long-term debt at March 31, 2004 was nil compared with $21.3 million at December 31, 2003. Focus had a $70.0 million revolving syndicated credit facility among four financial institutions and a $10 million operating facility at March 31, 2004. On April 1, 2004 the Company increased the revolving syndicated credit facility to $100 million. The credit facility revolves until May 31, 2004. The Company has received an Offer of Extension of the revolving period for a further 364 days, and intends to extend the revolving period.

Long-term debt less working capital changed from net debt of $24.6 million at December 31, 2003 to a net working capital position of $39.9 million at March 31, 2004. This change of $64.5 million during this period primarily resulted from the following factors.

- The issuance of Trust Units during the first quarter of 2004 raised net proceeds of $70.4 million
- Funding for capital expenditures from retained funds flow was $6.4 million, and the actual capital expenditures were $11.4 million.

Focus plans to finance its program for development drilling and enhancement of production through a combination of investing approximately 25 percent of funds flow and debt. Capital expenditures, including acquisitions, above this level will be financed through a combination of cash flow, debt and equity by issuing units from treasury.

Capitalization Table ($ thousands except per unit amounts)	**March 31, 2004**	December 31, 2003
Long term debt	**–**	21,337
Less: Working capital deficiency (working capital)	**(39,893)**	3,304
Net debt (working capital)	**(39,893)**	24,641
Units outstanding and issuable for Exchangeable Shares	**36,923**	31,822
Market price	**$ 14.83**	$ 15.00
Market capitalization	**547,568**	477,330
Total capitalization	**507,675**	501,971
Net debt as a percentage of total capitalization	**n/a**	5%
Annualized funds flow (i)	**73,754**	65,808
Net debt to funds flow (i)	**n/a**	0.4

(i) March 31, 2004 is based on the cash flow of the Trust for the 91 -day period.

Cash Distributions

Ex-Distribution Date	Record Date	Distribution Payment Date	Total Distribution
January 28, 2004	January 31, 2004	February 16, 2004	$0.14
February 25, 2004	February 28, 2004	March 15, 2004	$0.14
March 29, 2004	March 31, 2004	April 15, 2004	$0.14
April 28, 2004	April 30, 2004	May 17, 2004	$0.15
May 27, 2004	May 31, 2004	June 15, 2004	$0.15 (*)
June 28, 2004	June 30, 2004	July 15, 2004	$0.15 (*)

(*) estimated

Focus distributed $0.42 per Unit with respect of January to March 2004 production. On April 15, 2004, Focus announced a distribution policy to increase monthly distributions to $0.15 per Unit for the second quarter of 2004. Cash distributions of the Trust are essentially taxed to the Unitholders as ordinary income.

The Exchangeable shares of FET Resources Ltd. are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the Exchangeable shares and the cash flow related to the Exchangeable shares is retained by the Trust for reduction of debt or for additional capital expenditures.

Payout Ratio		Three Months Ended March 31, 2004
Funds flow from operations (thousands)	$	18,434
Funds flow from operations per Unit (weighted average Total Trust Units, including Exchangeable Shares converted at the average exchange ratio)	$	0.57
Distributions per Unit	$	0.42
Payout ratio - per Unit basis		74%
Cash distributions paid to Unitholders; Exchangeable Shares do not receive cash distributions (thousands)	$	11,991
Payout ratio - dollar basis		65%

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

The following is a tabular summary of all contractual obligations and commitments for the next five years:

Contractual Obligations (1) ($thousands)	Total	2004	2005-2006	2007-2008	2009 and thereafter
Office premises	330	220	110		
Operating leases	176	93	79	4	
Mineral and surface leases (2)	435	73	145	145	73
Transportation & processing	36,712	10,141	13,906	7,146	5,519
Asset retirement obligations (3)	7,442	274	388	341	6,439
Total contractual obligations	45,096	10,801	14,628	7,636	12,031

(1) The table does not include the Trust's obligations for financial instruments and physical sales contracts which are fully disclosed in Notes 8 and 9 of the unaudited interim financial statements.
(2) The Trust makes payments for mineral and surface leases. The table includes payments for each of the years 2004 to 2009 under these leases assuming continuation of the leases. The continuation of leases is based on decisions by the Trust relating to each of the underlying properties. Payments for the period after 2009 have not been included in the table, but would continue at the same yearly rate if there was no change to the underlying properties.
(3) Based on the estimated timing of expenditures to be made in future periods.

Off Balance Sheet Arrangements

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or general and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as at March 31, 2004.

Focus has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust's financial position or results of operations.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

1. estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
2. estimated capital expenditures on projects that are in progress;
3. estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;
4. estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates; and
5. estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill set to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

Assessment of Business Risks

Refer to the "Assessment of Business Risks" section of the Trust's 2003 Annual Report MD&A for a detailed assessment.

Consolidated Balance Sheets

	March 31, 2004 (unaudited)	December 31, 2002 (Restated - Note 2)
ASSETS		
Current assets		
Cash and cash equivalents	$ 28,029,361	$ –
Accounts receivable	27,666,235	20,043,512
Prepaid expenses and deposits	1,127,426	1,092,559
Deposit on acquisition [note 3]	11,000,000	–
	67,823,022	21,136,071
Petroleum and natural gas properties and equipment	180,582,919	174,974,307
Reclamation fund	1,040,637	1,030,000
	$ 249,446,578	$ 197,140,378
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 23,157,877	$ 20,515,765
Cash distributions payable	4,772,591	3,924,783
	27,930,468	24,440,548
Long-term debt [note 5]	–	21,336,532
Asset retirement obligation [note 4]	7,678,555	7,442,069
Future income taxes	40,432,533	41,686,533
	76,041,556	94,905,682
UNITHOLDERS' EQUITY		
Unitholders' capital [note 6]	135,188,029	63,267,421
Exchangeable shares [note 6]	3,860,557	5,160,995
Contributed surplus[note 7]	288,326	245,524
Accumulated income	99,007,469	85,661,322
Accumulated cash distributions	(64,939,359)	(52,100,566)
	173,405,022	102,234,696
Subsequent event [note 11]		
	$249,446,578	$ 197,140,378

See Notes to Consolidated Financial Statements

Approval on behalf of the Board:

STUART G. CLARK
Director

GERALD A. ROMANZIN
Director

Consolidated Statements of Income and Accumulated Income
(unaudited)

	Three months ended March 31,	
	2004	2003
		(Restated - Note 2)
Revenue		
Production revenue	**$ 28,734,804**	$ 28,497,614
Royalties	**(7,453,830)**	(9,611,830)
Alberta Royalty Tax Credit	**111,902**	72,417
Facility income	**901,352**	854,525
Interest income	**38,964**	41,874
	22,333,192	19,854,600
Expenses		
Production	**2,719,927**	2,600,477
Technical Services Agreement	**–**	1,050,000
General and administrative	**887,815**	409,717
Interest and financing	**285,767**	396,187
Depletion and depreciation	**5,925,720**	6,065,586
Accretion of asset retirement obligation	**132,069**	105,020
	9,951,298	10,626,987
Income before income and other taxes	**12,381,894**	9,227,613
Income and other taxes		
Future income tax expense	**1,254,000**	(1,120,103)
Current and large corporations tax	**(289,747)**	(255,328)
	964,253	(1,375,431)
Net income for the period	**13,346,147**	7,852,182
Accumulated income, beginning of period		
As previously reported	**85,820,667**	44,348,355
Retroactive adjustment for changes in accounting policies	**(159,345)**	(133,035)
As restated	**85,661,322**	42,215,320
Accumulated income, end of period	**$ 99,007,469**	$ 52,067,502
Net income per Unit [note 10]		
Basic and diluted	**$ 0.41**	$ 0.27

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended March 31, 2004	2003 (Restated - Note 2)
Operating activities		
Net income for the period	$ 13,346,147	$ 7,852,182
Add non-cash items:		
Non-cash general and administrative expenses	288,523	235,827
Unrealized loss on commodity contract	–	1,332,138
Depletion and depreciation	5,925,720	6,065,586
Accretion on asset retirement obligation	132,069	105,020
Future income tax expense	(1,254,000)	1,120,103
Funds flow from operations	18,438,459	16,710,856
Net change in non-cash working capital items	(7,236,274)	10,105,317
	11,202,185	26,816,173
Financing activities		
Proceeds from issue of Trust Units (net of costs)	70,400,000	–
Proceeds from exercise of unit appreciation rights	84,650	–
Increase (decrease) in long term debt	(21,336,532)	(22,551,000)
Cash distributions	(11,990,985)	(8,789,098)
	37,157,133	(31,340,098)
Investing activities		
Capital asset additions	(11,445,375)	(9,214,009)
Acquisitions	15,460	–
Deposit on acquisition	(11,000,000)	–
Reclamation fund contributions	(10,637)	(200,000)
Net change in non-cash working capital items	2,110,595	(760,623)
	(20,329,957)	(10,174,632)
Increase in cash and cash equivalents during the period	28,029,361	(14,698,557)
Cash and cash equivalents, beginning of period	–	14,705,034
Cash and cash equivalents, end of period	$ 28,029,361	$ 6,477

Notes to Consolidated Financial Statements
March 31, 2004 and 2003 (unaudited)

1. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of Focus Energy Trust include the accounts of Focus Energy Trust (the "Trust"), its wholly-owned subsidiaries FET Resources Ltd. (the "Company") and FET Gas Production Ltd., and its share of a partnership.

These interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). Other than the changes in accounting policy described below, these interim financial statements follow the same accounting policies as described on pages 45 to 55 of the Trust's 2003 annual report. The note disclosure requirements for annual financial statements provide additional disclosure that is not required for interim financial statements. Accordingly, these interim financial statements should be read in conjunction with the financial statements included in the 2003 Annual Report.

2. CHANGES IN ACCOUNTING POLICIES

a) Petroleum and Natural Gas Properties and Equipment

Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre. Effective January 1, 2004, the Trust adopted the new accounting standard relating to full cost accounting. The adoption of this new policy on January 1, 2004 resulted in no write-down to the carrying value of petroleum and natural gas assets.

The new guideline impacts the cost impairment test or ceiling test. The cost impairment test is a two stage test. The first stage of the test determines if the cost pool has been impaired. Impairment occurs when the carrying amount of an asset is not recoverable and exceeds its fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows from proved reserves plus unproved costs using management's best estimate of future prices. The second stage of the test involves measurement of the impairment. The impairment is measured as the amount by which the carrying amount of capitalized assets exceeds the future discounted cash flows from proved plus probable reserves. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

Prior to January 1, 2004 the ceiling test amount was the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less estimated future costs for administration, financing, site restoration and income taxes. The cash flows were estimated using period end prices and costs.

The impairment test was calculated using the consultant's average prices at January 1 for the years 2004 to 2008 as follows:

Consultants' Price Forecasts	2004	2005	2006	2007	2008
Crude Oil - WTI ($U.S. / bbl)	$ 30.00	$ 27.50	$ 25.50	$ 25.00	$ 25.50
Natural Gas AECO ($Cdn / MMBTU)	$ 6.00	$ 5.31	$ 4.83	$ 4.87	$ 4.92

b) Asset Retirement Obligation

The Trust has adopted the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Trust's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Trust's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property, plant and equipment. The asset recorded is depleted on a unit of production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period.

Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

Previously, the Corporation recognized a provision for estimated future removal and site restoration costs calculated on the unit-of-production method over the remaining proved reserves.

The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance Sheets		December 31, 2003		December 31, 2002
Petroleum and natural gas properties and equipment increased for historic asset retirement costs	$	4,069,393	$	3,693,241
Record new asset retirement obligation	$	7,442,069	$	6,001,112
Reverse historic provision for future site restoration		(3,083,021)		(2,082,388)
Adjust future income taxes		(130,310)		(92,448)
Adjust accumulated income		(159,345)		(133,035)
Increase in Liabilities and Unitholders' Equity	$	4,069,393	$	3,693,241

Statements of Income		Three-month period ended March 31, 2004		Year Ended December 31, 2003
Accretion expense	$	(132,069)	$	(420,078)
Depletion and depreciation on asset retirement costs		(33,334)		(644,727)
Less: Amortization of estimated future removal and site restoration liability under previous policy		482,324		1,000,633
Net income impact of new policy, before tax	$	316,921	$	(64,172)
Basic and diluted net earnings per share, before tax	$	0.01	$	(0.00)

c) Financial Derivatives

Effective January 1, 2004 the Trust has implemented the new accounting guideline relating to Hedging Relationships. The new policy addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes the conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue accrual hedge accounting.

The Trust had formally documented all transactions and they were determined to meet the criteria of effective hedges as at December 31, 2003 and March 31, 2004.

3. DEPOSIT ON ACQUISITION

The Company paid a deposit of $11 million in accordance with the Purchase and Sale Agreement dated March 5, 2004 to acquire additional working interests at Tommy Lakes. The deposit was refundable under certain circumstances as defined in the Purchase and Sale Agreement. The acquisition closed on April 1, 2004 and the deposit was applied to the purchase price.

4. ASSET RETIREMENT OBLIGATION

The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $21.0 million which will be incurred between 2004 and 2019. The majority of the costs will be incurred after 2015. A credit-adjusted risk-free rate of 7 percent and an inflation rate of 1.5 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

	March 31, 2004	December 31, 2003
Balance, beginning of period	$ 7,442,069	$ 6,001,112
Accretion expense	132,069	420,078
Liabilities incurred	104,417	1,041,430
Liabilities disposed	–	(20,551)
Balance, end of period	$ 7,678,555	$ 7,442,069

5. LONG-TERM DEBT

As at March 31, 2004, the Trust had a $70 million revolving syndicated credit facility among four financial institutions with an extendible 364 day revolving period and a one year amortization period. The loan facility was secured by a floating charge debenture in the amount of $300 million covering all of the assets of the Trust and a general security agreement. The Trust also had a $10 million demand operating line of credit.

On April 1, 2004 the Trust increased the revolving syndicated credit facility to $100 million.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. libor rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.50 percent dependent upon financial statement ratios and type of borrowing.

The credit facility will revolve until the end of May 2004, whereupon it may be renewed for a further 364 day term subject to review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of five percent and the remaining 85 percent at the end of the term. The Trust has received an offer from the Administrative Agent on behalf of all lenders to extend the revolving period for a further period of 364 days, and it is the intention of the Trust to extend the revolving period.

6. UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

An unlimited number of Trust Units may be issued pursuant to the Trust Indenture. Each Trust Unit entitles the holder to one vote at any meeting of the Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding-up of the Trust. The Trust Units are redeemable at the option of the Unitholder, up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Company.

Trust Units of Focus Energy Trust
(including conversion of Exchangeable Shares)

	Number of Units		Consideration	
	2004	2003	2004	2003
Trust Units outstanding (see (a) below)	34,089,939	23,422,028	$135,188,029	$34,899,870
Trust Units issuable on conversion of Exchangeable Shares (i) (see (b) below)	2,832,977	5,757,787	3,860,557	8,775,427
Balance as at March 31	36,922,917	29,179,815	$139,048,586	$43,675,297

i. The exchange ratio at March 31, 2004 was 1.19599 (March 31, 2003 - 1.06840) Trust Units for each Exchangeable Share.

(a) Trust Units of Focus Energy Trust

	Number of Units		Consideration	
	2004	2003	2004	2003
Balance as at January 1	28,034,233	22,804,905	$63,267,421	$33,908,902
Issued on conversion of Exchangeable Shares (i)	1,036,178	603,283	1,300,438	852,952
Issued pursuant to the Executive Bonus Plan (ii)	9,528	13,840	135,520	138,016
Issued for Cash (iii)	5,000,000		74,500,000	–
Trust Unit Issue Expenses			(4,100,000)	–
Exercise of Unit Appreciation Rights	10,000		84,650	–
Balance as at March 31	34,089,939	23,422,028	$135,188,030	$34,899,870

i. Issued on conversion of Exchangeable Shares to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged

ii. Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such plan are payable through the issuance of Trust Units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.

iii. Issued for cash March 23, 2004 pursuant to a Short Form Prospectus dated March 15, 2004

(b) Exchangeable Shares of FET Resources Ltd.

	Number of Shares		Consideration	
	2004	2003	2004	2003
Balance as at January 1	3,245,650	5,694,335	$5,160,995	$9,628,379
Exchanged for Trust Units(i)	(876,920)	(575,167)	(1,300,438)	(852,952)
Balance as at March 31	2,368,730	5,389,168	$3,860,557	$8,775,427

i. Cancellation on conversion to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged

The Exchangeable shares of FET Resources Ltd. are convertible at any time into Trust Units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the Trust Units divided by the ten day weighted average Unit price preceding the record date. During the period of January 1 to March 31, 2004, a total of 876,920 Exchangeable Shares were converted into 1,036,178 Trust Units at exchange ratios prevailing at the time. At March 31, 2004, the exchange ratio was 1.19599 Trust Units for each Exchangeable Share. Cash distributions are not paid on the Exchangeable Shares. On the tenth anniversary of the issuance of the Exchangeable Shares, subject to extension of such date by the Board of Directors of the Company, the Exchangeable Shares will be redeemed for Trust Units at a price equal to the value of that number of Trust Units based on the exchange ratio as at the last business day prior to the redemption date. The Exchangeable Shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

7. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 1,500,000 rights. To March 31, 2004 a total of 30,500 Units had been issued under the Plan, and 1,469,500 Units are reserved for issuance under the Plan.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the Trust Units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per Unit basis, made by the Trust after the grant date which represent a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years, and vest equally over a four year period commencing on the first anniversary of the grant.

	Number of Rights	Weighted Average Exercise Price
Balance as at January 1	665,500	$9.74
Granted	80,000	$14.92
Exercised	(10,000)	$8.47
Before reduction of exercise price	735,500	$10.32
Reduction of exercise price	–	(0.42)
Balance as at March 31	735,500	$9.90

A summary of the plan as at March 31, 2004 is as follows:

Exercise Price at Grant Date	Adjusted Exercise Price	Number of Rights Outstanding	Remaining Contractual Life of Rights (years)	Number of Rights Exercisable
$ 9.62	$ 7.24	259,500	3.44	49,500
10.10	8.05	30,000	3.72	10,000
10.87	9.06	40,000	3.87	–
11.54	10.00	6,000	4.10	–
12.08	10.82	254,000	4.27	–
14.26	13.28	8,000	4.42	–
13.61	12.63	5,000	4.46	–
13.38	12.54	50,000	4.52	–
13.33	12.63	3,000	4.56	–
15.06	14.64	40,000	4.76	–
14.78	14.36	40,000	4.79	–
$ 11.50	$ 9.90	735,500	4.01	59,500

The Trust prospectively adopted the fair value method in 2003 for rights granted subsequent to January 1, 2003. The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense and contributed surplus of $42,802 for the three months ended March 31, 2004. The Trust recorded non-cash compensation expense and contributed surplus of $245,524 for the year ended December 31, 2003. Adoption of the new accounting policy requires retroactive restatement of prior periods, and accordingly, the net income for the three months ended March 31, 2003 has been restated to include a deduction in General and Administrative expenses of $4,023.

8. FINANCIAL INSTRUMENTS

The following financial contracts were outstanding as at March 31, 2004. Settlement of these contracts, which have no book value, would have resulted in a net payment by the Trust of $2,868,106.

Financial Contracts	Daily Quantity	Contract Price	Price Index	Term
Crude oil - fixed price				
	500 bbls	$ 41.80 Cdn	WTI	September 2003 – August 2004
	900 bbls	$ 35.63 Cdn	WTI	September 2003 – December 2004
	500 bbls	$ 43.49 Cdn	WTI	September 2004 – December 2004

9. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. Settlement of these contracts on March 31, 2004, which have no book value, would have resulted in a net payment by the Trust of approximately $4,781,517.

Physical Contracts	Daily Quantity	Contract Price	Delivery Point	Term
Natural gas – fixed price				
	5,000 GJ	$ 6.11 Cdn	Stn.2, B.C.	November 2003 – October 2004
	6,000 GJ	$ 5.20 Cdn	Stn.2, B.C.	April 2004 – October 2004
	7,000 GJ	$ 5.13 Cdn	Stn.2, B.C.	April 2004 – October 2004
	6,000 GJ	$ 5.68 Cdn	Stn.2, B.C.	April 2004 – October 2004
	5,000 GJ	$ 6.47 Cdn	Stn.2, B.C.	November 2004 – March 2005
	4,000 GJ	$ 6.23 Cdn	Stn.2, B.C.	May 2004 – October 2004 *
	5,000 GJ	$ 6.86 Cdn	Stn.2, B.C.	November 2004 – March 2005 *
	6,000 GJ	$ 7.71 Cdn	Stn.2, B.C.	November 2004 – March 2005 *

* Contracts entered into subsequent to March 31, 2004

10. PER UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per unit calculations are based on the weighted average number of Trust Units (common shares prior to August 23, 2002) outstanding. Diluted calculations include additional Trust Units for the dilutive impact of rights outstanding pursuant to the Rights Plan.

Basic per unit calculations for the three month period ending March 31 are based on the weighted average number of Trust Units outstanding in 2004 of 32,385,693 (2003 of 29,105,710), which includes outstanding Exchangeable Shares converted at the average exchange ratio.

Diluted calculations include additional Trust Units in 2004 of 233,113 (2003 of 59,969) for the dilutive impact of the Rights Plan. There were no adjustments to net income in calculating dilutive per unit amounts.

Supplementary cash flow information for the three months ended March 31:

	2004	2003
Interest paid	$216,504	$270,799
Interest received	$72,243	$44,441
Taxes paid	$285,557	–
Cash distributions paid	$11,990,995	$8,789,098

11. SUBSEQUENT EVENT

On April 1, 2004 the Trust closed the acquisition of additional working interests at Tommy Lakes in north eastern British Columbia for $110 million before closing adjustments.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, WILLIAM D. OSTLUND, Vice President, Finance and Chief Financial Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 14, 2004

William D. Ostlund
Vice President, Finance and Chief Financial Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, DEREK W. EVANS, President and Chief Executive Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 14, 2004

Derek W. Evans
President and Chief Executive Officer

News release via Canada NewsWire, Calgary 403-269-7605

82-34761

Attention Business Editors:
Focus Energy Trust Confirms Cash Distribution For June 15, 2004

CALGARY, May 17 /CNW/ - Focus Energy Trust ("Focus") (FET.UN - TSX and FTX - TSX) confirms that the monthly cash distribution in respect of May production of Cdn. $0.15 per trust unit will be paid on June 15, 2004 to unitholders of record on May 31, 2004. The ex-distribution date is May 27, 2004.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, ensuring financial strength, and sustainability.
%SEDAR: 00008353E

/For further information: Derek W. Evans, President and Chief Executive Officer or William D. Ostlund, Vice President Finance and Chief Financial Officer, Focus Energy Trust, Telephone: (403) 781-8409, Telecopier: (403) 781-8408/
(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 16:09e 17-MAY-04

Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Grant A. Zawalsky
Direct Phone: (403) 260-0376
Direct Fax: (403) 260-0330
gaz@bdplaw.com

Assistant: Lee Hopkins
Direct Phone: (403) 260-0132
Our File: 58062-16

DELIVERED VIA SEDAR

May 19, 2004

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Division, Department of Justice, Newfoundland

Dear Sirs:

Re: Focus Energy Trust - Notice of Filing of Annual Information Form

Please take notice that Focus Energy Trust has filed its Renewal Annual Information Form for the year ended December 31, 2003, under National Instrument 51-102 – Continuous Disclosure Obligations under Project No. 647589. Please note that Focus Energy Trust intends to rely on that Annual Information Form for the purposes of National Instrument 44-101 – Short Form Prospectus Distributions.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) "*Grant A. Zawalsky*"

Grant A. Zawalsky



NEWS RELEASE

FOCUS ENERGY TRUST FILES ITS ANNUAL INFORMATION FORM

Calgary, May 19, 2004— Focus Energy Trust (the "Trust") (FET.UN — TSX and FTX — TSX) today filed its Annual Information Form which includes the Trust's reserves data and other oil and gas information for the year ended December 31, 2003 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. Copies of the Trust's Annual Information Form may be obtained on www.sedar.com.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, ensuring financial strength, and sustainability.

For further information, please contact:

Derek W. Evans
President and Chief Executive Officer

or

William D. Ostlund
Vice President Finance and Chief Financial Officer

Focus Energy Trust
3250, 205- 5th Avenue S.W.
Calgary, Alberta
T2P 2V7
Telephone: (403) 781-8409
Telecopier: (403) 781-8408

82-34761

FOCUS ENERGY TRUST

ANNUAL INFORMATION FORM

2003

May 10, 2004

TABLE OF CONTENTS

Page

GLOSSARY OF TERMS

"ABCA" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as may be amended, including the regulations promulgated thereunder;

"AcquisitionCo" means FET Resources Ltd., a wholly owned subsidiary of the Trust;

"Affiliate" or **"Associate"** when used to indicate a relationship with a person or company, means the same as set forth in the *Securities Act* (Alberta);

"Arrangement" means the transaction described under the heading "General Development of the Business - History and Development - Focus Energy Trust" being the plan of arrangement involving the Trust, AcquisitionCo, Storm and Storm Energy Ltd. completed on August 23, 2002 under the ABCA pursuant to which, among other things, the Trust indirectly acquired all of the issued and outstanding common shares of Storm, certain growth assets of Storm were acquired by Storm Energy Ltd. and the shares of Storm Energy Ltd. were distributed to the former holders of common shares of Storm;

"ARTC" means credits or rebates in respect of Crown royalties which are paid or credited by the Crown, including those paid or credited under the *Alberta Corporate Tax Act* which are commonly known as "Alberta Royalty Tax Credits";

"Board of Directors" or **"Board"** means the Board of Directors of FET Resources or its successors;

"business day" means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

"Call Right" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively, as such terms are defined in the Exchangeable Share Provisions;

"crude oil" or **"oil"** means a mixture, consisting mainly of pentanes and heavier hydrocarbons, that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas;

"Current Market Price of a Trust Unit" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX for the ten (10) trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors, the public distribution or trading activity of Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by such Board of Directors shall be conclusive and binding;

"Distribution" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

"Distribution Record Date" means the last day of each calendar month or such other date as may be determined from time to time by the Trustee, except that December 31 shall in all cases be a Distribution Record Date;

"Exchange Ratio" means the exchange ratio used to determine the number of Trust Units a holder of Exchangeable Shares is entitled to receive upon an exchange of such shares, and at any time and in respect of each Exchangeable Share, shall initially be equal to one, and shall be cumulatively adjusted between the time at which that Exchangeable Share was issued and the time as of which the Exchange Ratio is being calculated by: (i) increasing the Exchange Ratio on each Distribution Payment Date by an amount, rounded to the nearest five (5) decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, and having as its denominator the Current Market Price of a Trust Unit on the first business day following the Distribution Record Date for such Distribution; and (ii) decreasing the Exchange Ratio on each record date for the payment of dividends to holders of Exchangeable Shares by FET Resources, if any, by an amount, rounded to the nearest five (5) decimal places, equal to a fraction having as its numerator the amount of the dividend payable to holders of Exchangeable Shares, expressed as an amount per Exchangeable Share, and having as its

denominator the Current Market Price of a Trust Unit on the date that is seven (7) business days prior to that dividend record date. The Exchange Ratio shall also be adjusted in the event of certain other reorganizations or distributions in respect of the Trust Units as necessary on an economic equivalency basis;

"**Exchangeable Shares**" means the Series A Exchangeable Shares in the capital of FET Resources;

"**FET Resources**" means FET Resources Ltd., the corporation resulting from the amalgamation of Storm and AcquisitionCo pursuant to the Arrangement;

"**Focus**" or the "**Trust**" means Focus Energy trust, a trust established under the laws of Alberta pursuant to the Trust Indenture;

"**Focus BC**" means Focus B.C. Energy trust, a trust established under the laws of Alberta;

"**Insolvency Event**" means the institution by FET Resources of any proceeding to be adjudicated to be a bankrupt or insolvent or to be wound up, or the consent of FET Resources to the institution of bankruptcy, dissolution, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by FET Resources to contest in good faith any such proceedings commenced in respect of FET Resources within fifteen (15) days of becoming aware thereof, or the consent by FET Resources to the filing of any such petition or to the appointment of a receiver, or the making by FET Resources of its inability to pay its debts generally as they become due, or FET Resources not being permitted, pursuant to solvency requirements of applicable law, to redeem any retracted Exchangeable Shares pursuant to section 6.6 of the Exchangeable Share Provisions;

"**Market Redemption Price**" means the price per Trust Unit equal to the lesser of (i) 90% of the "market price", as calculated under the Trust Indenture, of the Trust Units on the principal market on which the Trust Units are tendered to the Trust for redemption; and (ii) the "closing market price", as calculated under the Trust Indenture, on the principal market on which the Trust Units are quoted for trading on the date the Trust Units are so tendered for redemption;

"**McDaniel**" means McDaniel and Associates Consultants Ltd., independent geological and petroleum engineering consultants of Calgary, Alberta;

"**McDaniel Report**" means the independent engineering evaluation of the Trust's oil, NGL and natural gas interests prepared by Paddock dated February 5, 2004 and effective December 31, 2003;

"**natural gas**" means the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir which, under atmospheric conditions, is essentially gas but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis; that is, the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel;

"**natural gas liquids**" or "**NGLs**" means those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof;

"**Non-Resident**" means (i) a Person who is not a resident of Canada for the purposes of the *Tax Act* or (ii) a partnership that is not a Canadian partnership for the purposes of the *Tax Act*;

"**Notes**" means the unsecured, subordinate promissory notes issued by AcquisitionCo (now FET Resources) under the Arrangement;

"**NPI Agreement**" means the net profits interest agreement dated August 23, 2002, between FET Resources and the Trust;

"**Paddock**" means Paddock Lindstrom & Associates Ltd., independent geological and petroleum engineering consultants of Calgary, Alberta;

"Paddock Report" means the independent engineering evaluation of the Trust's oil, NGL and natural gas interests prepared by Paddock dated January 29, 2004 and effective December 31, 2003;

"Paddock Tommy Lakes Report" means the independent engineering evaluation of the oil, NGL and natural gas interests acquired April 1, 2004 prepared by Paddock dated March 1, 2004 and effective April 1, 2004;

"Permitted Investments" means (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof, (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited, and (iii) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition;

"person" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"Petroleum Substances" means petroleum, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons;

"*pro rata* share" of any particular amount in respect of a holder of a Trust Unit at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Trust Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time;

"Redearth Partnership" means the Redearth Partnership among Storm Energy Ltd., Redearth Energy Inc. and FET Resources with respect to the Redearth Assets;

"Special Resolution" means a resolution proposed to be passed as a special resolution at a meeting of Trust Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders of at least 5% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66⅔% of the Trust Units represented at the meeting and voted on a poll upon such resolution. For the purposes of determining such percentage, the holder of any Special Voting Right who is present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Right;

"Special Voting Right" means the special voting right of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"Storm" means Storm Energy Inc., a predecessor corporation to FET Resources, incorporated under the ABCA;

"Subsequent Investment" means those investments which the Trust is permitted to make pursuant to the Trust Indenture;

"Subsidiary" means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

"Support Agreement" means the support agreement entered into between the Trust and AcquisitionCo on August 23, 2002;

"Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c.1, 5th Supplement, as amended;

"Tommy Lakes Partnership" means Tommy Lakes Partnership, a general partnership formed under the laws of Alberta, the partners of which are FET Resources and Focus BC;

"Tommy Lakes Property" means an approximately 50% interest in the West Tommy Lakes oil and natural gas property acquired by Focus B.C. Trust and FET Resources effective April 1, 2004 and described in Schedule B to this Annual Information Form;

"Trust Indenture" means the trust indenture dated as of July 15, 2002 between Valiant Trust Company and Storm as amended from time to time;

"Trust Subsidiary" means FET ExchangeCo Ltd., a wholly-owned subsidiary of the Trust;

"Trust Unit" means a unit of the Trust, each unit representing an equal undivided beneficial interest therein;

"Trust Unitholders" or **"Unitholders"** means the holders from time to time of the Trust Units;

"Trustee" means Valiant Trust Company or such other trustee, from time to time, of Focus Energy Trust;

"TSX" means the Toronto Stock Exchange;

"United States" or **"US"** means the United States of America;

"Voting and Exchange Trust Agreement" means the voting and exchange trust agreement entered into on August 23, 2002; and

"Voting and Exchange Trust Agreement Trustee" means Valiant Trust Company, the initial trustee under the Voting and Exchange Trust Agreement, or such other trustee, from time to time appointed thereunder.

Words importing the singular number only include the plural, and *vice versa*, and words importing any gender include all genders. All dollar amounts set forth in this Annual Information Form are in Canadian dollars, except where otherwise indicated.

ABBREVIATIONS

Oil and Natural Gas Liquids

bbls	barrels
mbbls	thousand barrels
mmbbls	million barrels
NGLs	natural gas liquids
stb	stock tank barrels of oil
mstb	thousand stock tank barrels of oil
mmboe	million barrels of oil equivalent
boe/d	barrels of oil equivalent per day
bbls/d	barrels of oil per day

Natural Gas

mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
m^3	cubic metres
mmbtu	million British Thermal Units
mmbtu/d	millions of British Thermal Units per day
GJ	gigajoule
GJ/d	gigajoules per day

Other

BOE or boe	means barrel of oil equivalent, using the conversion factor of 6 mcf of natural gas being equivalent to one bbl of oil. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.
WTI	means West Texas Intermediate.
°API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.
psi	means pounds per square inch.

CONVERSION

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	mmbtu	0.950

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that net present value of reserves do not represent fair market value of reserves..

In particular, this Annual Information Form, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- oil and natural gas production levels;
- capital expenditure programs;
- the quantity of the oil and natural gas reserves;
- projections of commodity prices and costs;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; and
- treatment under governmental regulatory regimes.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- fluctuations in foreign exchange or interest rates and stock market volatility;
- failure to realize the anticipated benefits of acquisitions; and
- the other factors discussed under "Risk Factors".

These factors should not be construed as exhaustive. Neither the Trust nor FET Resources undertakes any obligation to publicly update or revise any forward-looking statements. See "Management's Discussion and Analysis".

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this annual information form and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither the Trust nor FET Resources undertakes any obligation to publicly update or revise any forward-looking statements.

FOCUS ENERGY TRUST

General

The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 3250, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7. The Trust was established to:

- invest in securities of FET Resources and participate in the Arrangement;
- acquire the net profits interest under the NPI Agreement;
- acquire or invest in other securities of FET Resources and in the securities of any other entity including without limitation bodies corporate, partnerships or trusts, and borrowing funds or otherwise obtaining credit for that purpose;
- dispose of any part of the property of the Trust, including, without limitation, any securities of FET Resources;
- temporarily hold cash and investments for the purposes of paying the expenses and the liabilities of the Trust, make other Permitted Investments as contemplated by the Trust Indenture, pay amounts payable by the Trust in connection with the redemption of any Units, and make distributions to Unitholders; and
- pay costs, fees and expenses associated with the foregoing purposes or incidental thereto.

Inter-Corporate Relationships

The following table provides the name, the percentage of voting securities owned by the Trust and the jurisdiction of incorporation, continuance or formation of the Trust's subsidiaries, partnerships and trusts either, direct and indirect, as at the date hereof.

	Percentage of voting securities (directly or indirectly)	Nature of Entity	Jurisdiction of Incorporation/Formation
FET Resources Ltd.	100%	Corporation	Alberta
FET Gas Production Ltd.	100%	Corporation	Alberta
Focus B.C. Trust	100%	Trust	Alberta
Tommy Lakes Partnership	100%	General Partnership	Alberta
Redearth Partnership	40%	General Partnership	Alberta

Organizational Structure of the Trust

The following diagram sets forth the organizational structure of the Trust as at the date hereof.


Trust Unitholders(1)
Trust Units
Exchangeable Shareholders
Exchange Rights
Trust
100% Common Shares
ExchangeCo
100% Common Shares
100% Units
Focus B.C. Trust
FET Resources(3)
1%
40%
100%
99%
Redearth Partnership
FET Gas Production Ltd.(4)
Tommy Lakes Partnership

Notes:

1. The Unitholders own 100% of the Trust.
2. Cash flow represents payments made by FET Resources to the Trust in respect of interest payments on the Notes, income received by the Trust under the NPI Agreement and distributions made by Focus B.C. Trust. In addition to such amounts, prepayments in respect of principal on the Notes may be made from time to time by FET Resources to the Trust before the maturity of the Notes.
3. FET Resources is a subsidiary of the Trust. The Trust will invest funds raised through any subsequent issuance of Units in additional securities of FET Resources to enable FET Resources to make capital expenditures. In addition, the Trust may reinvest a portion of the income received from FET Resources as well as any repayments of principal on the Notes in securities of FET Resources to enable FET Resources to make capital expenditures.
4. FET Gas Production Ltd. is a wholly owned subsidiary of FET Resources.

In accordance with the terms of the Trust Indenture and the Special Voting Right issued to the Trustee, holders of Units and holders of FET Exchangeable Shares are entitled to direct the Trust as to how to vote in respect of all matters to be placed before the Trust, including the election of directors of FET Resources, approving the Trust's financial statements, and appointing the auditors of the Trust.

GENERAL DEVELOPMENT OF THE BUSINESS

History and Development

Focus Energy Trust was established on August 23, 2002 for the purpose of implementing the Arrangement pursuant to Section 193 of the ABCA. The purpose of the Arrangement was to effect a reorganization that resulted in AcquisitionCo acquiring all of the common shares of Storm and each shareholder of Storm (other than Non-Residents or Tax-Exempt Shareholders) receiving: (i) at the election of such shareholder, either Trust Units or Exchangeable Shares, or a combination thereof; and (ii) common shares of Storm Energy Ltd. Non-Resident and Tax-Exempt Shareholders only received Trust Units and common shares of Storm Energy Ltd. for their common shares of Storm. AcquisitionCo and Storm subsequently amalgamated to form FET Resources. As a result of the completion of the Arrangement the Trust became the owner of all of the common shares of FET Resources and all of the Notes. Prior to the completion of the Arrangement, the common shares of Storm were listed and posted for trading on the TSX. On August 30, 2002, the Trust Units, Exchangeable Shares and the common shares of Storm Energy Ltd. began trading on the TSX.

On June 4, 2003 the Trust announced the completion of the Loon Lake Acquisition for $20.8 million, before closing adjustments and the subsequent exercise of a right of first refusal by another working interest owner. At the time of the acquisition, the Loon Lake Property was comprised of 50 gross (20.6 net) producing oil wells producing 385 barrels per day of 38° API oil and 80 mcf per day of natural gas. The Loon Lake Acquisition includes both unit and non-unit interests at the Loon Lake Property. Approximately 84% of acquired production and 87% of the acquired reserves are represented by a 41.5% working interest in the Loon Slave Point G-Unit, which is operated by FET Resources. The Loon Lake Property also includes a five year drilling option to earn a 50% interest in 21 sections of undeveloped lands, and ownership in oil processing and power generation facilities. The Loon Lake Acquisition originally included a 50% working interest in 15 sections of land and 5 standing natural gas wells at FET Resources' Tommy Lakes natural gas property in northeastern British Columbia but subsequent to closing another working interest owner exercised its right of first refusal. The Trust received $3.2 million in proceeds upon exercise of the right of first refusal. FET Resources acquired the properties from New Storm, which has three directors in common with FET Resources. The approval of the transaction was made by the unrelated directors of FET Resources based on an independent engineering evaluation.

On June 25, 2003, Focus issued 2,100,000 Trust Units at a price of $12.10 per Trust Unit for gross proceeds of $25,410,000 pursuant to a final Short Form Prospectus dated June 17, 2003.

Description of the Business and Operations

Focus Energy Trust

The Trust is a limited purpose trust and is restricted to:

- investing in shares of AcquisitionCo and acquiring the common shares of Storm and the Notes pursuant to the Arrangement;
- acquiring the net profits interest under the NPI Agreement;
- acquiring or investing in other securities of FET Resources and in the securities of any other entity including without limitation bodies corporate, partnerships or trusts, and borrowing funds or otherwise obtaining credit for that purpose;
- disposing of any part of the property of the Trust, including, without limitation, any securities of FET Resources;
- temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Trust, make other Permitted Investments as contemplated by the Trust Indenture, pay amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders; and
- paying costs, fees and expenses associated with the foregoing purposes or incidental thereto.

The Trustee is prohibited from acquiring any investment which (a) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by section 5000 of the Tax Regulations or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust. Currently, the only income to be received by the Trust is from the interest received on the principal amount of Notes, under the NPI Agreement and distributions made by Focus BC. The Trust has been making monthly cash distributions to Trust Unitholders (since October 15, 2002) of the interest income earned from the Notes and the income earned under the NPI Agreement, after expenses, if any, and any cash redemptions of Trust Units.

FET Resources Ltd.

FET Resources is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in the provinces of British Columbia and Alberta. The business plan of FET Resources is to maximize returns to the Trust from FET Resources' oil and natural gas properties and related assets. Where possible, FET Resources intends to expand its reserve base through the selective addition of high-quality, long-life reserves with low risk development opportunities.

In reviewing potential properties or acquisitions, FET Resources will consider a number of factors, including: (i) the present value of the future revenue from such properties from the proved producing, total proved and established reserves, (ii) the amount of potential for additional reservoir development, (iii) whether sufficient infrastructure exists in the prospect to provide for increased activity, (iv) the cost of any potential development, (v) investments in properties that exhibit medium to long life reserves, and (vi) the ability of FET Resources to enhance the value of acquired properties through additional exploitation efforts and additional development drilling. **The Board of Directors may, in its discretion, approve asset or corporation acquisitions or investments that do not conform to these guidelines based upon the Board's consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life and asset quality.**

Significant Acquisitions and Significant Dispositions

Neither the Trust nor FET Resources made any significant acquisitions or dispositions in the fiscal year ended December 31, 2003, other than the acquisition of interests at Loon Lake previously described.

In 2004 to date, the only significant acquisition or disposition made by the Trust or FET Resources is the Tommy Lakes Acquisition. See "General Development of the Business – Recent Developments".

Recent Developments

On March 5, 2004, Focus, FET Resources and Focus B.C. Trust entered into the Purchase Agreement with a senior Canadian oil and natural gas exploration and production company (the "Vendor") providing for the acquisition of additional interests at Tommy Lakes through the purchase of the Tommy Lakes Partnership for a price of approximately $110 million. The acquisition of the Tommy Lakes Partnership had an effective date and closing date of April 1, 2004. The Tommy Lakes Partnership owns 100% of the additional interests being acquired. The Tommy Lakes Property consists of natural gas assets located in northeastern British Columbia which had average gross production for January and February 2004 of approximately 2,170 boe/d (approximately 89% of which is natural gas). The production from the Tommy Lakes Property is operated by FET Resources. Management of FET Resources believes that the Tommy Lakes Property offers additional low risk development and optimization potential. See "Schedule B – Tommy Lakes Additional Interests Acquired April 1, 2004" for additional information.

In connection with the acquisition of additional interests at Tommy Lakes, Focus issued 5,000,000 Trust Units on March 23, 2004 at a price of $14.90 per Trust Unit for gross proceeds of $74,500,000 pursuant to a final short form prospectus dated March 15, 2004.

Trends

There are a number of trends that have been developing in the oil and gas industry during the past 24 months that appear to be shaping the near future of the business.

Management believes that investors are becoming more aware of the oil and gas income fund and royalty trust sector (the "Trust Sector"). Management believes that such investors view income funds and royalty trusts as a less risky strategy for participating in the oil and gas sector. Consequently, income funds and royalty trusts have been able to access capital markets more readily than traditional oil and gas exploration and production ("E&P") companies. This access to capital has made income funds and royalty trusts strong competitors for oil and gas property and corporate acquisitions. The Trust Sector also has an advantage over E&P companies in corporate taxation. A significant number of Canadian-based E&P companies are currently taxable, having worked through their accumulated excess tax pools. This forces them to view acquisitions on an "after tax" basis. Conversely, income funds and royalty trusts are able to reduce corporate taxes through their unique structure, and any taxes that are payable are passed on to their unitholders. As these investments are often held in RRSP accounts, most unitholders are sheltered from such taxes.

The second trend relates to the size of companies that investors are focusing on. The larger market capitalization companies provide for greater liquidity, and, as result, appear to be more attractive. However, the smaller companies may present potentially larger returns as they have not yet appreciated in value, based on historic valuation parameters, in relation to the commodity prices that the industry is currently experiencing. This may change in the near future as investors look for higher rates of return, which may encourage them to consider investment in smaller oil and gas companies.

The third trend is the current influence of foreign exploration and production companies on the Canadian oil and gas industry. The main influence has been from American companies that have acquired companies and assets in Canada in order to directly access long-term natural gas supplies and superior exploration and development properties in Canada. Pipeline expansions in Canada over the last few years have resulted in sufficient pipeline capacity to provide for the efficient transportation of natural gas in western Canada to U.S. markets. This trend is expected to continue to influence valuation parameters of Canadian assets for the foreseeable future.

A fourth trend is the continuing tight supply demand balance for both natural gas and crude oil. Natural gas is a commodity influenced by factors in North America, including increased demand associated with new gas-fired electrical generating facilities. The price of natural gas has been highly volatile over the past 24 months. Near record high natural gas prices were realized in late 2000 and early 2001. However, as a result of mild temperatures throughout the last half of 2001 and other factors, natural gas prices declined dramatically. Natural gas prices remained soft during the first half of 2002 and then rose dramatically as storage levels diminished with again near-record high natural gas prices realized in late 2002 and early 2003. Crude oil is influenced by a world economy and OPEC's ability to balance supply against fluctuating demand. Recent success by OPEC in this regard and uncertainty in the Middle East has kept crude oil prices higher than historical levels.

The Canadian/US exchange rate also influences commodity prices received by Canadian producers as oil and natural gas production is priced in U.S. dollars. A stronger Canadian dollar has a negative impact on Canadian oil and gas production revenue. As the U.S. economy has softened in comparison to Canada, the Canadian dollar has strengthened against the U.S. dollar.

Principal Properties

The following is a description of Focus' principal oil and natural gas properties as of December 31, 2003. The term "net", when used to describe Focus' share of production, means Focus' interest share after deduction of royalty obligations. The term "gross", when used to describe Focus' share of production, means Focus' interest share before deduction of royalty obligations. Unless otherwise specified, gross and net acres and well count information are as at December 31, 2003. Reserve amounts are stated, before deduction of royalties, as at December 31, 2003 based on escalating cost and price assumptions as evaluated in the Paddock and McDaniel Reports (as defined below) prepared by Paddock Lindstrom and Associates Ltd. and McDaniel and Associates Consultants Ltd. (see "Statement of Reserves Data and Other Oil and Gas Information").

All of the Trust's producing properties are located onshore in Canada, specifically in five main areas in Alberta and British Columbia. These are comprised of the natural gas dominated areas of Tommy Lakes, Kotcho-Cabin, Pouce Coupe and Sylvan Lake and the oil dominated area of Red Earth. The Trust has a high working interest in these properties and 80 percent of the production is operated by the Trust. Discussion of the three most significant areas follows.

Tommy Lakes, British Columbia

The Trust's largest single asset and main natural gas producing property is the Tommy Lakes pool in northeastern British Columbia. The main producing zone at Tommy Lakes is the areally extensive blanket sand of the Triassic Halfway formation. Total pool original gas in place is in excess of 600 bcf, of which approximately 24 percent has been produced to date. Although the reservoir is thick (more than 10 meters) and continuous, it's permeability is low requiring all wells to be fracture stimulated to achieve stabilized rates of 600 to 800 mcf per day, with liquids recovered at 20 barrels per million cubic feet.

During 2003, Focus' gross production from the Tommy Lakes property averaged 17.3 mmcf per day of natural gas and 370 bbls per day of natural gas liquids. Production from this property is compressed at Focus operated facilities and delivered into the Westcoast system for further processing and delivery to markets.

Kotcho-Cabin, British Columbia

At Kotcho-Cabin the Trust is producing a series of sour high pressure gas wells along a dolomitized reef edge in the Devonian Slave Point formation. The Kotcho-Cabin property is located approximately 80 kilometers northeast of Fort Nelson, British Columbia.

During 2003, Focus' gross production from this area averaged 12.0 mmcf per day of natural gas. Production from these properties is processed through 100 percent Focus-owned dehydration and water disposal facilities at Cabin and Kotcho and delivered to the Westcoast system.

Red Earth, Alberta

The Trust's main light oil producing properties are focused in the Red Earth project area, which includes the Evi , Loon Lake, Loon North, Loon South, Golden, and Kitty properties. These properties are located approximately 125 kilometers northeast of the town of Peace River in north central Alberta. The oil produced in this area is 38° API light sweet crude.

All the assets in these areas, excluding the Golden and Loon Lake properties, are held indirectly through a partnership with Storm Energy Ltd. The Trust has a 40 percent interest in the partnership. The Trust owns a 91.3 percent working interest in the Golden area and a 41.5 percent working interest in the Loon Lake area. The Trust's 2003 gross production from these areas averaged 2,274 bbls per day.

Statement of Reserves Data and Other Oil and Gas Information at December 31, 2003

The statement of reserves data and other oil and gas information set forth below (the "Statement") is dated May 10, 2004. The effective date of the Statement is December 31, 2003 and the preparation date of the Statement is February 4, 2004.

Disclosure of Reserves Data

The reserves data set forth below (the "Reserves Data") is based upon an evaluation conducted by Paddock Lindstrom and Associates Ltd. ("Paddock") dated January 29, 2004 (the "Paddock Report"), and an evaluation conducted by McDaniel and Associates Consultants Ltd. ("McDaniel") dated February 4, 2004 (the "McDaniel Report"). The effective date of both the Paddock Report and the McDaniel Report is December 31, 2003. The Reserves Data summarizes the oil, liquids and natural gas reserves of Focus and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Reserves Data conforms with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. Paddock and McDaniel were engaged to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

All of Focus' reserves are in Canada and, specifically, in the provinces of Alberta and British Columbia.

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material.

Focus is not taxable under the existing structure. The Alberta Securities Commission has advised that Focus will be exempt from disclosing after tax future net reserves as part of its statement of reserves data.

Reserves Data-Constant Prices and Costs

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2003
CONSTANT PRICES AND COSTS

	RESERVES					
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
PROVED						
Developed Producing	4,056	3,463	66,046	49,476	1,160	901
Developed Non-Producing	237	222	8,200	6,141	80	64
Undeveloped	808	735	22,410	17,253	363	290
TOTAL PROVED	5,101	4,420	96,656	72,870	1,603	1,255
PROBABLE	1,547	1,339	30,025	22,313	434	341
TOTAL PROVED PLUS PROBABLE	6,648	5,759	126,681	95,183	2,037	1,596

	NET PRESENT VALUES OF FUTURE NET REVENUE BEFORE INCOME TAXES DISCOUNTED AT (%/year)				
RESERVES CATEGORY	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
PROVED					
Developed Producing	382,969	300,807	249,993	215,432	190,377
Developed Non-Producing	35,284	25,537	19.955	16,356	13,846
Undeveloped	104,447	72,138	53,072	40,827	32,435
TOTAL PROVED	522,700	398,482	323,020	272,615	236,657
PROBABLE	154,049	93,115	63,223	46,278	35,657
TOTAL PROVED PLUS PROBABLE	676,749	491,597	386,244	318,893	272,313

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2003
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)
Proved Reserves	907,004	197,158	153,983	28,407	4,756	522,700
Proved Plus Probable Reserves	1,179,028	258,742	196,886	41,453	5,198	676,749

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2003
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	72,905
	Natural Gas (including by-products but excluding solution gas from oil wells)	250,115
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	86,583
	Natural Gas (including by-products but excluding solution gas from oil wells)	299,661

Reserves Data – Forecast Prices and Costs

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2003
FORECAST PRICES AND COSTS

	RESERVES					
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
PROVED						
Developed Producing	3,935	3,391	65,931	49,399	1,160	903
Developed Non-Producing	221	208	8,146	6,100	80	64
Undeveloped	806	744	22,411	17,390	363	291
TOTAL PROVED	4,962	4,343	96,488	72,889	1,603	1,258
PROBABLE	1,536	1,353	29,872	22,204	434	131
TOTAL PROVED PLUS PROBABLE	6,498	5,696	126,360	95,093	2,037	1,599

	NET PRESENT VALUES OF FUTURE NET REVENUE BEFORE INCOME TAXES DISCOUNTED AT (%/year)				
RESERVES CATEGORY	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
PROVED					
Developed Producing	270,044	217,816	184,760	161,865	145,010
Developed Non-Producing	22,452	16,596	13,161	10,912	9,325
Undeveloped	67,438	45,580	32,530	24,149	18,441
TOTAL PROVED	359,933	279,992	230,451	196,926	172,776
PROBABLE	107,446	63,852	42,529	30,543	23,118
TOTAL PROVED PLUS PROBABLE	467,379	343,844	272,980	227,469	195,894

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2003
FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)
Proved Reserves	732,008	154,994	181,329	28,928	6,824	359,933
Proved Plus Probable Reserves	964,595	204,986	241,792	42,445	7,993	467,379

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2003
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	55,702
	Natural Gas (including by-products but excluding solution gas from oil wells)	174,749
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	66,790
	Natural Gas (including by-products but excluding solution gas from oil wells)	206,190

Definitions and Other Notes

In the tables set forth above in "Disclosure of Reserves Data" and elsewhere in this Annual Information Form the following definitions and other notes are applicable:

1. **"Gross"** means:

   (a) in relation to Focus' interest in production and reserves, its "Trust gross reserves", which are Focus' interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of Focus;

   (b) in relation to wells, the total number of wells in which Focus has an interest; and

   (c) in relation to properties, the total area of properties in which Focus has an interest.

2. **"Net"** means:

   (a) in relation to Focus' interest in production and reserves, Focus' interest (operating and non-operating) share after deduction of royalties, plus Focus' royalty interest in production or reserves.

   (b) in relation to wells, the number of wells obtained by aggregating Focus' working interest in each of its gross wells; and

(c) in relation to Focus' interest in a property, the total area in which Focus has an interest multiplied by the working interest owned by Focus.

3. **"Development costs"** means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, road building, and relocating public roads, gas lines and power lines;

(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d) provide improved recovery systems.

4. **"Development well"** means a well drilled inside the established limits of an oil and gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

5. **"Service well"** means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.

6. Definitions used for reserve categories are as follows:

The following definitions apply to both estimates of individual reserves entities and the aggregate of reserves for multiple entities.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

(a) analysis of drilling, geological, geophysical and engineering data;

(b) the use of established technology; and

(c) specified economic conditions (see the discussion of "Economic Assumptions" below).

Reserves are classified according to the degree of certainty associated with the estimates.

(a) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

"Economic Assumptions" will be the prices and costs used in the estimate, namely:

(a) constant prices and costs as at the last day of Focus' financial year; and

(b) forecast prices and costs.

Development and Production Status

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(a) Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

 (i) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainly.

 (ii) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

7. Forecast prices and costs

Future prices and costs that are:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which Focus is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast summary table under "Pricing Assumptions" identifies benchmark reference prices that apply to Focus.

8. Constant prices and costs

Prices and costs used in an estimate that are:

(a) Focus' prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which Focus is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), Focus' prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

9. The Alberta royalty tax credit (ARTC) is included in the cumulative cash flow amounts. ARTC is based on the program announced November 1989 by the Alberta government with modifications effective January 1, 1995.

10. Estimated future abandonment and reclamation costs related to a property have been taken into account by Paddock and McDaniel in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs.

11. Numbers may not add due to rounding.

12. Both the constant and forecast price and cost assumptions assumed the continuance of current laws and regulations.

13. The extended character of all factual data supplied to Paddock and McDaniel were accepted by Paddock and McDaniel as represented. No field inspection was conducted.

14. **The estimates of future net revenue presented in the tables above do not represent fair market value.**

Pricing Assumptions

The following sets forth the benchmark reference prices, as at December 31, 2003, reflected in the Constant Price Case and Forecast Price Case Reserves Data. These price assumptions were provided to Focus by Paddock.

SUMMARY OF PRICING ASSUMPTIONS
as of December 31, 2003
CONSTANT PRICES AND COSTS

Year	OIL Edmonton Par Price 40° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/BBL)
2003	40.28	6.72	33.61

Note:
(1) As at December 31.

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
as of December 31, 2003
FORECAST PRICES AND COSTS

Year	OIL: WTI Cushing Oklahoma ($US/bbl)	OIL: Edmonton Par Price 40° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/BBL)	INFLATION RATES[1] %/Year	EXCHANGE RATE[2] ($US/$Cdn)
Forecast						
2004	29.00	37.61	6.00	31.42	2%	0.75
2005	26.50	34.25	5.31	27.92	2%	0.75
2006	25.50	32.90	4.83	26.09	2%	0.75
2007	25.00	32.21	4.87	24.79	2%	0.75
2008	25.50	32.85	4.92	24.54	2%	0.75
2009	26.01	33.51	4.96	24.26	2%	0.75
2010	26.53	34.18	5.01	24.75	2%	0.75
2011	27.06	34.86	5.05	25.22	2%	0.75
Escalate thereafter at	2% / year	2% / year	2% / year	2% / year		

Notes:
(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by Focus for the year ended December 31, 2003, were $5.55/mcf for natural gas, $40.74/bbl for crude oil, and $34.24/bbl for natural gas liquids.

Reconciliations of Changes in Reserves and Future Net Revenue

RECONCILIATION OF
COMPANY GROSS RESERVES
BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS

	LIGHT AND MEDIUM OIL			NATURAL GAS			NATURAL GAS LIQUIDS		
FACTORS	Gross Proved (Mbbl)	Gross Probable (Mbbl)	Gross Proved Plus Probable (Mbbl)	Gross Proved (MMcf)	Gross Probable (MMcf)	Gross Proved Plus Probable (MMcf)	Gross Proved (Mbbl)	Gross Probable (Mbbl)	Gross Proved Plus Probable (Mbbl)
December 31 2002[1]	5,034	497	5,531	106,915	15,619	122,534	1,666	227	1,893
Discoveries	51	25	76	1,089	172	1,261	23	4	27
Extensions	40	18	58	2,008	291	2,299	21	3	24
Improved Recovery	412	565	977	0	0	0	0	0	0
Technical Revisions	(1,578)	213	(1,365)	(3,774)	13,249	9,475	(10)	183	174
Economic Factors	0	0	0	0	0	0	0	0	0
Acquisitions	1,987	283	2,269	2,764	545	3,309	83	17	100
Dispositions	(128)	(64)	(192)	(11)	(4)	(15)	0	0	0
Production	(856)	0	(856)	(12,503)	0	(12,503)	(181)	0	(181)
December 31, 2003	4,962	1,536	6,498	96,488	29,872	126,360	1,603	434	2,037

Note:
(1) The evaluation as at December 31, 2002 was prepared using Canadian National Policy 2-B reserves definitions. Under those definitions, probable reserves were adjusted by a factor to account for the risk associated with their recovery. Focus previously applied a risk factor of 50% in reporting probable reserves. Under current NI 51-101 reserves definitions, estimates are prepared such that the full proved plus probable reserves are estimated to be recoverable (proved plus probable reserves are effectively a "best estimate"). The above reconciliation reflects current probable reserves versus previous risk adjusted (50%) probable reserves reported

by Focus. As well, under National Policy 2-B Focus' share of royalties receivable were included in Trust gross reserves, whereas under NI 51-101 these royalty volumes are not included in Trust gross reserves. Opening balances for natural gas were adjusted to remove royalties receivable. The amounts removed were (MMcf) Proved 53, Probable 6, Proved Plus Probable 59. No adjustments were required to oil or natural gas liquids.

RECONCILIATION OF
COMPANY NET RESERVES
BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS

	LIGHT AND MEDIUM OIL			NATURAL GAS			NATURAL GAS LIQUIDS		
FACTORS	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)
December 31 2002[1]	4,292	422	4,714	82,820	11,955	94,775	1,356	185	1,541
Discoveries	41	21	62	845	130	975	19	3	22
Extensions	39	16	54	1,653	240	1,893	17	2	19
Improved Recovery	379	520	900	0	0	0	0	0	0
Technical Revisions	(1,351)	190	(1,161)	(2,835)	10,132	7,296	(8)	151	143
Economic Factors	(112)	(20)	(132)	(2,337)	(604)	(2,941)	(44)	(11)	(55)
Acquisitions	1,828	260	2,088	2,023	361	2,384	55	11	66
Dispositions	(119)	(55)	(174)	(28)	(11)	(39)	0	0	0
Production	(655)	0	(655)	(9,252)	0	(9,252)	(137)	0	(137)
December 31, 2003	4,343	1,353	5,696	72,889	22,202	95,091	1,258	341	1,599

Note:

(1) The evaluation as at December 31, 2002 was prepared using Canadian National Policy 2-B reserves definitions. Under those definitions, probable reserves were adjusted by a factor to account for the risk associated with their recovery. Focus previously applied a risk factor of 50% in reporting probable reserves. Under current NI 51-101 reserves definitions, estimates are prepared such that the full proved plus probable reserves are estimated to be recoverable (proved plus probable reserves are effectively a "best estimate"). The above reconciliation reflects current probable reserves versus previous risk adjusted (50%) probable reserves reported by Focus.

RECONCILIATION OF CHANGES IN
NET PRESENT VALUES OF FUTURE NET REVENUE
DISCOUNTED AT 10% PER YEAR
PROVED RESERVES
CONSTANT PRICES AND COSTS

PERIOD AND FACTOR	2003 (M$)
Estimated Future Net Revenue at Beginning of Year	337,651
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(75,492)
Net Change in Prices, Production Costs and Royalties Related to Future Production	14,196
Changes in Previously Estimated Development Costs Incurred During the Period	(1,778)
Changes in Estimated Future Development Costs	(2,506)
Extensions and Improved Recovery	9,392
Discoveries	4,244
Acquisitions of Reserves	30,419
Dispositions of Reserves	(2,701)
Net Change Resulting from Revisions in Quantity Estimates	(24,170)
Accretion of Discount	33,765
Estimated Future Net Revenue at End of Year	323,020

Additional Information Relating to Reserves Data

Undeveloped Reserves

Proved Undeveloped Reserves

The Trust attributes proved undeveloped reserves to infill drilling locations that are planned to be drilled into known pools with existing infrastructure in place. These are reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved undeveloped reserves. The majority of the Trust's current proved undeveloped reserves are located at Tommy Lakes and Loon Lake, and will be developed within the next two years.

Probable Undeveloped Reserves

The Trust attributes probable undeveloped reserves to infill drilling locations that are planned to be drilled into known pools with existing infrastructure in place. These reserves are additional undeveloped reserves that are less certain to be recovered than proved undeveloped reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable undeveloped reserves. The majority of the Trust's current probable undeveloped reserves are located at Tommy Lakes and Loon Lake, and will be developed within the next two years.

Significant Factors or Uncertainties

The recovery of the Proven Undeveloped and Probable reserves will occur primarily through the drilling of additional wells into the Tommy Lakes Halfway A Gas Pool and the Loon Lake Slave Point G Oil Pool. The recovery of these reserves will be dependent on these future wells exhibiting similar performance characteristics to the existing wells drilled into the pool. In the case of Tommy Lakes, as the property is only accessible for drilling, completion and tie-in operations during the winter months, the specific timing of the development is dependent on weather conditions and access to the required equipment and services.

For 2003 approximately 38% of the Trust's production was from the Tommy Lakes area. All of this production is processed through the Jedney #2 Gas Plant owned and operated by Westcoast Gas Services Inc. Any disruption to the operation of the Jedney #2 Plant would have a significant impact on the production volumes of the Trust.

Future Development Costs

The following table sets forth development costs deducted in the estimation of Focus' future net revenue attributable to the reserve categories noted below.

Year	Forecast Prices and Costs				Constant Prices and Costs			
	Proved Reserves		Proved Plus Probable Reserves		Proved Reserves		Proved Plus Probable Reserves	
	0%	10%	0%	10%	0%	10%	0%	10%
2004	11,741	11,195	12,465	11,885	11,693	11,149	12,403	11,826
2005	15,088	13,078	19,460	16,868	14,751	12,786	19,003	16,471
2006	1,938	1,527	10,360	8,164	1,826	1,439	9,911	7,810
Thereafter	160	78	160	78	137	89	137	89
Total	28,927	25,878	42,445	36,995	28,407	25,463	41,454	36,196

The Trust expects that the future development costs outlined above will be funded through internally-generated cash flow. As a result, there will be no cost of funding and no impact on reserves or future net revenue.

Other Oil and Gas Information

Oil And Gas Wells

The following table sets forth the number and status of wells in which Focus has a working interest as at December 31, 2003.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	185.0	84.6	33.0	14.1	22.0	9.2	6.0	3.7
British Columbia	0.0	0.0	0.0	0.0	77.0	42.2	7.0	4.2
Total	185.0	84.6	33.0	14.1	99.0	51.4	13.0	7.9

Properties with no Attributable Reserves

The following table sets out Focus' undeveloped land holdings as at December 31, 2003.

	Undeveloped Acres	
	Gross	Net
Alberta	7,241	3,400
British Columbia	22,816	11,049
Total	30,057	14,449

Focus expects that rights to explore, develop and exploit 1,028 net acres of its undeveloped land holdings will expire by December 31, 2004.

Additional Information Concerning Abandonment and Reclamation Costs

The Trust estimates abandonment and reclamation costs for surface leases, wells, facilities and pipelines based primarily on a review of current costs for abandonment and reclamation of similar entities. The Trust expects to incur abandonment and reclamation costs for 158 net wells. The total estimated amount of such costs, net of estimated salvage value is $5.8 million on an undiscounted basis, or $1.8 million at a discount rate of 10%. Only well level abandonment costs were included in the determination of discounted future net revenue presented above. For the constant price case, at a discount rate of 10%, $1.2 million of costs were included and $0.6 million of costs were excluded. For the escalating price case, at a discount rate of 10%, $1.6 million of costs were included and $0.2 million of costs were excluded. The Trust expects to incur abandonment and reclamation costs of $0.2 million in 2004, $0.2 million in 2005 and $0.2 million in 2006.

Capital Expenditures

The following tables summarize capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) related to Focus' activities for the year ended December 31, 2003:

	($ millions)
Property acquisition costs	
Proved properties [1]	$20.2
Development costs	$16.6
Total	$36.8

(1) Net property acquisition costs, which consist of acquisition costs of $22.2 million less disposition proceeds of $2.0 million.
(2) Total capital expenditures exclude $0.2 million spent on administration assets.

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells in which Focus participated during the year ended December 31, 2003:

	Gross	Net
Light and Medium Oil	10	3.0
Natural Gas	12	5.8
Service	0	0.0
Dry	1	0.5
Total:	23	9.3

The Trust's most important current and likely development activities are concentrated at Tommy Lakes and Loon Lake. At Tommy Lakes the Trust will continue to develop the Halfway A gas pool, and anticipates drilling approximately 10 gross wells per year into the pool in each of the next three winter drilling seasons. At Loon Lake, development activity is primarily focused on the Slave Point G oil pool, into which the Trust anticipates drilling 6 to 8 gross wells per year in each of the next three years.

Production Estimates

The following table sets out the volume of Focus' production estimated for the year ended December 31, 2004 which is reflected in the estimate of future net revenue disclosed in the tables contained under "- Disclosure of Reserves Data".

	Light and Medium Oil *(Bbls/d)*	Natural Gas *(Mcf/d)*	Natural Gas Liquids *(Bbls/d)*	BOE *(BOE/d)*
2004	2,053	33,970	521	8,236

Forecast 2004 production for the Tommy Lakes property is 3,508 boe/d, consisting of 18,583 mcf/d of natural gas and 411 Bbl/d of natural gas liquids. This represents approximately 43% of total 2004 forecast production.

Production History, Prices Received And Capital Expenditures

The following tables set forth certain information in respect of production, product prices received, royalties, operating expenses, netbacks received, and capital expenditures made by Focus for each quarter in the two most recently completed financial years of Focus. In calculating BOE amounts, natural gas is converted to oil equivalent using 6 mcf of natural gas equalling 1 barrel of oil equivalent.

	Quarters Ended			
	2003			
	Dec. 31	Sept. 30	June 30	Mar. 31
Average Daily Production[1]				
Light and Medium Crude Oil (Bbls/d)	2,278	2,336	2,361	2,444
Gas (Mcf/d)	32,475	33,593	36,815	34,158
NGLs (Bbls/d)	460	508	501	471
Combined (BOE/d)	8,151	8,443	8,997	8,608
Average Price Received (including hedging settlements)				
Light and Medium Crude Oil ($/Bbl)	37.20	39.07	40.64	45.84
Gas ($/Mcf)	5.78	4.97	5.60	5.83
NGLs ($/Bbls)	29.66	34.18	30.78	42.59
Combined ($/BOE)	35.12	32.65	35.31	38.49
Royalties Paid				
Light and Medium Crude Oil ($/Bbl)	8.26	8.97	10.00	12.85
Gas ($/Mcf)	1.45	1.46	1.64	2.06
NGLs ($/Bbl)	8.86	7.00	7.35	10.31
Combined ($/BOE)	8.48	8.63	9.65	12.31
Operating Expenses				
Light and Medium Crude Oil ($/Bbl)	7.32	7.76	6.16	6.26
Gas ($/Mcf)	0.39	0.32	0.33	0.38
NGLs ($/Bbl)		*Included with Gas*		
Combined ($/BOE)	3.70	3.51	3.04	3.36
Netback Received [2]				
Light and Medium Crude Oil ($/Bbl)	21.62	22.34	24.48	26.73
Gas ($/Mcf)	3.94	3.19	3.63	3.40
NGLs ($/Bbl)	20.80	27.18	23.43	32.28
Combined ($/BOE)	22.94	20.51	22.62	22.82
Capital Expenditures ($ thousands)				
Development (including drilling and facilities)	4,731	2,742	(90)	9,206
Corporate	19	54	139	7
Property Acquisitions, net of proceeds of divestitures	-	20,062	13	142

Notes:

(1) Before deduction of royalties.

(2) Netbacks are calculated by subtracting royalties and operating costs from revenues.

	Quarters Ended			
	2002			
	Dec. 31	Sept. 30	June 30	Mar. 31
Average Daily Production[1]				
Light and Medium Crude Oil (Bbls/d)	2,469	4,375	6,286	6,241
Gas (Mcf/d)	464	496	562	486
NGLs (Bbls/d)	32,911	30,103	35,740	30,508
Combined (BOE/d)	8,419	9,888	12,805	11,811
Average Price Received (including hedging settlements)				
Light and Medium Crude Oil ($/Bbl)	37.89	42.03	38.94	33.20
Gas ($/Mcf)	35.69	33.91	27.26	20.93
NGLs ($/Bbls)	4.83	2.75	3.75	3.23
Combined ($/BOE)	31.56	28.44	30.79	26.74
Royalties Paid				
Light and Medium Crude Oil ($/Bbl)	10.76	11.04	9.44	6.77
Gas ($/Mcf)	8.23	7.12	6.03	5.39
NGLs ($/Bbl)	1.28	0.63	0.84	0.75
Combined ($/BOE)	8.52	7.16	7.28	5.74
Operating Expenses				
Total ($/BOE) (6:1)	3.05	3.59	3.33	3.26
Netback Received [2]	19.99	17.69	20.18	17.74
Total ($/BOE) (6:1)	3,662	6,101	3,371	27,001
Capital Expenditures ($ thousands)				
Exploration (including drilling)	-	3,464	1,888	19,835
Development	3,057	2,637	2,183	7,166
Property Acquisitions, net of proceeds of divestitures	605	-	-	-

Notes:
(1) Before deduction of royalties.
(2) Netbacks are calculated by subtracting royalties and operating costs from revenues.

The following table indicates Focus' average daily gross production from its important fields for the year ended December 31, 2003:

	Light and Medium Crude Oil (Bbls/d)	Gas (Mcf/d)	NGLS (Bbls/d)	BOE (BOE/d)
Tommy Lakes	-	17,251	370	3,246
Kotcho-Cabin	-	11,978	-	1,996
Red Earth	2,056	-	-	2,056
Loon Lake	218	-	-	218
Pouce Coupe	10	3,256	22	574
Sylvan Lake	55	1,689	90	427
Lanaway	15	81	3	31
Total	2,354	34,254	485	8,548

Cyclical and Seasonal Impact of Industry

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions, as well as conditions in other oil and natural gas producing regions. Any decline in oil and natural gas prices could have an adverse effect on the Trust's financial condition.

Renegotiation or Termination of Contracts

As at the date hereof, the Trust does not anticipate that any aspect of its business will be materially affected in the current fiscal year by the renegotiation or termination of contracts or subcontracts.

Competitive Conditions

The Trust is a member of the petroleum industry, which is highly competitive at all levels. The Trust competes with other companies and other energy trusts and income funds for all of its business inputs, including exploitation and development prospects, access to commodity markets, property and corporate acquisitions, and available capital. The Trust strives to be competitive by maintaining a strong financial condition and by utilizing current technologies to enhance exploitation, development and operational activities.

Environmental Considerations

The Trust is pro-active in its approach to environmental concerns. Procedures are in place to ensure that due care is taken in the day-to-day management of its oil and gas properties. All government regulations and procedures are followed in strict adherence to the law. The Trust believes in well abandonment and site restoration in a timely manner to ensure minimal damage to the environment and lower overall costs to the Trust.

The Trust's estimated future site restoration and removal costs, for 2003 were provided for using the unit of production method based on estimated proven reserves. The annual charge was accounted for as an expense and the accumulated provision was reflected as a liability. Actual site restoration costs were deducted from the accumulated provision in the year incurred. The Trust recorded a 2003 provision for future site restoration costs of $1.0 million. As at December 31, 2003, Focus had an accumulated provision for future site restoration costs in the amount of $3.1 million.

In the first quarter of 2004, Focus adopted the CICA new section 3110, Asset Retirement Obligations. This new standard requires that companies recognize the liability associated with future sit reclamation costs in the financial statements at the time when the liability is incurred. This liability is initially measured at fair market and subsequently adjusted for the accretion of the discount amount and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over time. Further information is provided in the audited consolidated financial statements of the Trust for the year ended December 31, 2003 which are included in the Trust's 2003 Annual Report.

The Trust has established a reclamation fund for the purpose of funding estimated future environmental and reclamation obligations. The funding related to the operations of the Trust was $1.0 million at December 31, 2003.

Marketing and Future Commitments

Focus utilizes a hedging program to manage exposure to fluctuations in commodity prices, to provide greater certainty and stability to distributions, to protect Unitholder return on investment and to help ensure profitability of specific properties or acquisitions. This program is monitored by the Board of Directors and implemented by the Risk Management Committee. Focus uses financial instruments and physical forward sales as part of this risk management program. All of the commodity and foreign exchange contracts are with parties that represent minimal counterparty risk.

Focus currently has a combination of fixed price arrangements and collars that provide price protection in 2004 on an average 21,447 mcf per day of natural gas production at a reference price of CDN$6.60 per mcf. With respect to crude oil, fixed price swaps represent 1,400 bbls per day of oil production with a reference price of CDN$37.59 per barrel. The following table details financial instruments and physical contracts currently in place as part of the Trust's hedging program for 2004 and 2005.

Financial Contracts	Daily Quantity	Contract Price		Price Index	Term
Crude oil - fixed price	500 bbls	$ 41.80	Cdn	WTI	September 2003 – August 2004
	900 bbls	$ 35.63	Cdn	WTI	September 2003 – December 2004
	500 bbls	$ 43.49	Cdn	WTI	September 2004 – December 2004

Physical Contracts	Daily Quantity	Contract Price		Delivery Point	Term
Natural gas – fixed price	5,000 GJ	$6.11	Cdn	Stn.2, B.C.	November 2003 – October 2004
	6,000 GJ	$5.20	Cdn	Stn.2, B.C.	April 2004 – October 2004
	7,000 GJ	$5.13	Cdn	Stn.2, B.C.	April 2004 – October 2004
	6,000 GJ	$5.68	Cdn	Stn.2, B.C.	April 2004 – October 2004
	5,000 GJ	$6.47	Cdn	Stn.2, B.C.	November 2004 – March 2005
	4,000 GJ	$6.23	Cdn	Stn.2, B.C.	May 2004 – October 2004
	5,000 GJ	$6.86	Cdn	Stn.2, B.C.	November 2004 – March 2005
	6,000 GJ	$7.71	Cdn	Stn.2, B.C.	November 2004 – March 2005

Human Resources

As at May 1, 2004, FET Resources had 35 permanent, full time employees in the field and in the corporate head office.

ADDITIONAL INFORMATION RESPECTING FOCUS ENERGY TRUST

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit shall entitle the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder (see "Redemption Right") and to one vote at all meetings of Trust Unitholders for each Trust Unit held.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either FET Resources or the Trust. As holders of Trust Units in the Trust, the Trust Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit will be a function of anticipated distributable income from FET Resources and the ability of

FET Resources to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Special Voting Rights

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Rights which will enable the Trust to provide voting rights to holders of Exchangeable Shares and, in the future, to holders of other exchangeable shares that may be issued by FET Resources or other subsidiaries of the Trust in connection with other exchangeable share transactions.

An unlimited number of Special Voting Rights may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Rights shall not be entitled to any distributions of any nature whatsoever from the Trust and shall be entitled to such number of votes at meetings of Trust Unitholders as may be prescribed by the Board of Directors in the resolution authorizing the issuance of any Special Voting Rights. Except for the right to vote at meeting of the Trust Unitholders, the Special Voting Rights shall not confer upon the holders thereof any other rights.

Under the terms of the Voting and Exchange Trust Agreement, the Trust will issue a Special Voting Right to the Voting and Exchange Trust Agreement Trustee for the benefit of every Person who received Exchangeable Shares pursuant to the Arrangement.

Trust Unitholder Limited Liability

The Trust Indenture provides that no Trust Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust or its obligations or affairs and, in the event that a court determines Trust Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Trust Unitholder from any cost, damages, liabilities, expenses, charges or losses suffered by a Trust Unitholder from or arising as a result of such Trust Unitholder not having such limited liability.

The Trust Indenture provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Trust Unitholders personally. Notwithstanding the terms of the Trust Indenture, Trust Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Trust Unitholders of this nature arising is considered unlikely in view of the fact that the sole activity of the Trust is to hold securities and all of the business operations will be conducted by FET Resources, directly or indirectly.

The activities of the Trust and its wholly-owned subsidiary, FET Resources, will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Trust Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of FET Resources and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Trust Unitholders personally.

Issuance of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee, upon the recommendation of the Board of Directors may determine. The Trust Indenture also provides that FET

Resources may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as FET Resources may determine.

Cash Distributions

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust earned from interest income on the Notes, income generated under the NPI Agreement and distributions made by Focus BC, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Trust Unitholders may, at the discretion of the Board of Directors, receive distributions in respect of prepayments of principal on the Notes made by FET Resources to the Trust before the maturity of the Notes. It is anticipated however, that the Trust will reinvest a substantial portion of the repayments of principal on the Notes to make capital expenditures to develop the business of FET Resources with a view to enhancing FET Resources' cash flow from operations.

It is expected that essentially all of the cash distributions to Trust Unitholders will be taxed as ordinary income. Cash distributions have been made, and are expected to be made on the 15th day of each month to Trust Unitholders of record on the immediately preceding Distribution Record Date.

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive a price per Trust Unit (the "Market Redemption Price") equal to the lesser of: (i) 90% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to the Trust for redemption; and (ii) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The closing market price shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The aggregate Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month. The entitlement of Trust Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year shall not exceed $250,000; provided that, the Trust may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in such calendar month shall be paid on the last day of the following month as follows: (i) firstly, by the Trust distributing Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption, and (ii) secondly, to the extent that the Trust does not hold Notes having a sufficient principal amount outstanding to effect such payment, by the Trust issuing its own promissory notes to the Unitholders who exercised the right of redemption having an aggregate principal amount equal to any such shortfall, which promissory notes, (herein referred to as "Redemption Notes") shall have terms and conditions substantially identical to those of the Notes.

If at the time Trust Units are tendered for redemption by a Trust Unitholder, the outstanding Trust Units are not listed for trading on the TSX and are not traded or quoted on any other stock exchange or market which FET Resources considers, in its sole discretion, provides representative fair market value price for the Trust Units or trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption then such Trust Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (the "Appraised Redemption Price") equal to 90% of the fair market value thereof as determined by FET Resources as at the date on which such Trust Units were tendered for redemption. The aggregate Appraised Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third following month by, at the option of the Trust: (i) a cash payment; or (ii) a distribution of Notes and/or Redemption Notes as described above.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Notes or Redemption Notes which may be distributed in specie to Trust Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Notes or Redemption Notes. Notes or Redemption Notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Meetings of Trust Unitholders

The Trust Indenture provides that meetings of Trust Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of Trust Unitholders will be called and held annually for, among other things, the election of the directors of FET Resources and the appointment of the auditors of the Trust.

A meeting of Trust Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 5% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called. Trust Unitholders may attend and vote at all meetings of Trust Unitholders either in person or by proxy and a proxyholder need not be a Trust Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Rights.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Trust Unitholders in accordance with the requirements of applicable laws.

Reporting to Trust Unitholders

The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, will be mailed by the Trustee to Trust Unitholders and the unaudited interim financial statements of the Trust will be mailed to Trust Unitholders within the periods prescribed by securities legislation. The year end of the Trust is December 31.

The Trust is subject to the continuous disclosure obligations under all applicable securities legislation.

Takeover Bids

The Trust Indenture contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Trust Unitholders who did not accept the takeover bid on the terms offered by the offeror.

The Trustee

Valiant Trust Company is the trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Trust Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the third annual meeting of Trust Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trust. The Trustee may also be removed by Special Resolution of the Trust Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

Delegation of Authority, Administration and Trust Governance

The Board of Directors of FET Resources has generally been delegated the significant management decisions of the Trust. In particular, the Trustee has delegated to FET Resources responsibility for any and all matters relating to the following: (i) an offering; (ii) ensuring compliance with all applicable laws, including in relation to an offering; (iii) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of the material contracts of the Trust; (v) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (vi) all matters relating to the redemption of Trust Units; (vii) all matters relating to the voting rights on any investments in the Trust Fund or any Subsequent Investments; (viii) all matters relating to the specific powers and authorities as set forth in the Trust Indenture.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Trust Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the property of the Trust, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the property of the Trust incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of FET Resources, or any other person to whom the Trustee has, with the consent of FET Resources, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by FET Resources to perform its duties under or delegated to it under the Trust Indenture or any other contract), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees or shareholders. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the property of the Trust. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by Special Resolution.

The Trustee may, without the approval of any of the Trust Unitholders, amend the Trust Indenture for the purpose of:

- ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;
- ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 13296) of the Tax Act as from time to time amended or replaced;
- ensuring that such additional protection is provided for the interests of Trust Unitholders as the Trustee may consider expedient;
- removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture and any other agreement of the Trust or any offering document pursuant to which securities of the Trust are issued with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Trust Unitholders are not prejudiced thereby; and
- curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Trust Unitholders are not prejudiced thereby.

Termination of the Trust

The Trust Unitholders may vote to terminate the Trust at any meeting of the Trust Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20% outstanding Trust Units; (b) a quorum of 50% of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Trust Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Trust Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound-up, the Trustee will sell and convert into money the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Trust Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. After paying, retiring or discharging or making provision for payment, retirement or discharge of all known liabilities and obligations of the Trust, and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Trust Unitholders in accordance with their pro rata share.

ADDITIONAL INFORMATION RESPECTING FET RESOURCES LTD.

Management of FET Resources

The Board of Directors is currently comprised of the six members indicated below. Each director is elected or appointed to serve until the next annual meeting of the Trust Unitholders or until a successor is elected or appointed.

The following table sets forth certain information respecting FET Resources' directors:

Name and Municipality of Residence	Position Held and Period Served as a Director	Principal Occupations During Past Five Years	Trust Units / Exchangeable Shares Beneficially Owned or over which Control or Discretion is Exercised as at May 10, 2004
Derek W. Evans Calgary, Alberta	President, Chief Executive Officer and Director since August 23, 2002	President and Chief Executive Officer of FET Resources since August 23, 2002; Prior thereto, from May 2001 to August 2002, Mr. Evans was Vice President, Business Development for Storm, and from July 1998 to September 2000, Mr. Evans was Senior Vice President, Operations of Renaissance Energy Ltd.	27,529 / 72,992
Matthew J. Brister(3)(4)(5) Calgary, Alberta	Director since August 23, 2002	President and Chief Executive Officer of Storm Energy Ltd. since August 2002; Prior thereto, Mr. Brister was the President and Chief Executive Officer of Storm Energy Inc.	1,957,063 / 45,471
John A. Brussa(4) Calgary, Alberta	Director since August 23, 2002	Senior Partner at Burnet, Duckworth & Palmer, LLP.	nil / nil
Stuart G. Clark (1)(2) Calgary, Alberta	Chairman since January 9, 2003 and a Director since August 23, 2002	Independent Businessman; Prior thereto, Mr. Clark was the Senior Vice President, Finance and Chief Financial Officer of Storm Energy Inc.	637,466 / 1,003,032
James McKelvie (2)(4) Calgary, Alberta	Director since June 19, 2003	Independent Businessman; Prior thereto, Mr. McKelvie was Chief Financial Officer of Energy Savings Income Fund	1,535 / nil
Gerry A. Romanzin(2)(3)(5) Calgary, Alberta	Director since August 23, 2002	Independent Businessman; Prior thereto, Executive Vice president of TSX Venture Exchange from November 1999 to April 2002 and acting President of TSX Venture Exchange from December 2001 to April 2002; and prior thereto, Executive Vice president of Alberta Stock Exchange from June 1995 to November 1999.	nil / nil

Notes:

(1) Chairman
(2) Member of the Audit Committee.
(3) Member of the Reserves Committee.
(4) Member of the Compensation Committee.
(5) Member of the Corporate Governance Committee.

The following table sets forth certain information respecting FET Resources' officers who are not directors:

Name and Municipality of Residence	Position Held and Period Served as a Director	Principal Occupations During Past Five Years	Trust Units / Exchangeable Shares Beneficially Owned or over which Control or Discretion is Exercised as at May 10, 2004
William D. Ostlund Calgary, Alberta	Vice-President, Finance and Chief Financial Officer	Vice-President Finance and Chief Financial Officer of FET Resources since August 23, 2002; Prior thereto, Mr. Ostlund was Vice President, Finance and Chief Financial Officer for Reserve Royalty Corporation form June 1997 to July 2000.	54,831 / 6,655
Dennis M. Lawrence Calgary, Alberta	Vice President, Engineering	Vice President, Engineering of FET Resources since September 2002; Prior thereto, Mr. Lawrence was a Research Analyst for FirstEnergy Capital Corp. from October 2000 to August 2002.	22,511 / 2,000
Bryce H. Murdoch Calgary, Alberta	Vice President, Geology	Vice President, Geology of FET Resources since October 2003; Prior thereto, Mr. Murdoch was Geology Manager in the Southern Alberta and Southern Saskatchewan and the Lloydminister Business Units at Husky Energy from August 2000 to September 2003.	5,749 / nil
Al S. Pickering Calgary, Alberta	Vice President, Land	Vice President, Land of FET Resources since June 2003; Prior thereto, Mr. Pickering was an independent land consultant, and a Land Manager with Renaissance Energy Ltd. from January 1997 to August 2000.	9,605 / nil
David W. Sakal Calgary, Alberta	Vice President, Operations	Vice President, Operations of FET Resources since August 2002; Prior thereto, Mr. Sakal was General Manager for Husky Energy Inc. East Central Business Unit from August 2000 to February 2001 and from July 1998 to August 2000, Mr. Sakal was Operating Manager for the Central District of Renaissance Energy Ltd.	16,511 / 36,496

The percentage of Trust Units of the Trust that are owned, directly or indirectly, by all directors and officers of FET Resources as a group is 8.0% (2,732,800 Trust Units). The percentage of Exchangeable Shares of the Trust that are owned, directly or indirectly, by all directors and officers of FET Resources as a group is 49.3% (1,166,646 Exchangeable Shares). Based upon the exchange ratio of 1.20545 in effect on May 10, 2004, directors and officers of FET Resources as a group owned, directly or indirectly, securities of the Trust equivalent to 4,137,598 units or 11.2% of the outstanding Trust Units and Exchangeable Shares of FET Resources.

Distribution Policy

FET Resources is authorized to issue an unlimited number of common shares and an unlimited number of exchangeable shares issuable in series, of which an unlimited number of Series A Exchangeable Shares (the "Exchangeable Shares") are authorized. Upon completion of the Arrangement, the Trust became the sole holder of the issued and outstanding common shares of FET

Resources. The Trust is also the sole holder of the approximately $302 million principal amount of the Notes currently outstanding.

Common Shares

Each common share entitles its holder to receive notice of and to attend all meetings of the shareholders of FET Resources and to one vote at such meetings. The holders of common shares will be, at the discretion of the board of directors of FET Resources and subject to applicable legal restrictions, and subject to certain preferences of holders of Exchangeable Shares, entitled to receive any dividends declared by the board of directors on the common shares to the exclusion of the holders of Exchangeable Shares, subject to the proviso that no dividends shall be paid on the common shares unless all declared dividends on the outstanding Exchangeable Shares have been paid in full. The holders of common shares will be entitled to share equally in any distribution of the assets of FET Resources upon the liquidation, dissolution, bankruptcy or winding-up of FET Resources or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and any other shares having priority over the common shares.

Exchangeable Shares

The following is a summary description of the material provisions of the Exchangeable Shares and the related ancillary and indirect rights of holders of Exchangeable Shares under the terms of the Voting and Exchange Trust Agreement and the Support Agreement.

Each Exchangeable Share will have economic rights (including the right to have the Exchange Ratio adjusted to account for distributions paid to Unitholders) and voting attributes (through the benefit of the Special Voting Right granted to the Voting and Exchange Trust Agreement Trustee) equivalent to those of the Trust Units into which they are exchangeable from time to time. In addition, holders of Exchangeable Shares will have the right to receive Trust Units at any time in exchange for their Exchangeable Shares, on the basis of the Exchange Ratio in effect at the time of the exchange. Fractional Trust Units will not be delivered on any exchange of Exchangeable Shares. In the event that the Exchange Ratio in effect at the time of an exchange would otherwise entitle a holder of Exchangeable Shares to a fractional Trust Unit, the number of Trust Units to be delivered will be rounded down to the nearest whole number of Trust Units. **Holders of Exchangeable Shares will not receive cash distributions from the Trust or FET Resources rather, the Exchange Ratio will be adjusted to account for distributions paid to Unitholders.**

Ranking

The Exchangeable Shares rank rateably with shares of any other series of exchangeable shares of FET Resources and prior to any common shares of FET Resources and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends, if any, that have been declared and the distribution of assets in the event of the liquidation, dissolution or winding-up of FET Resources.

Dividends

Holders of Exchangeable Shares will be entitled to receive cash dividends if, as and when declared by the board of directors of FET Resources. FET Resources anticipates that it may from time to time declare dividends on the Exchangeable Shares up to but not exceeding any cash distributions on the Trust Units into which such Exchangeable Shares are exchangeable. In the event that any such dividends are paid, the Exchange Ratio will be correspondingly reduced to reflect such dividends.

Certain Restrictions

FET Resources will not, without obtaining the approval of the holders of the Exchangeable Shares as set forth below under the subheading "Amendment and Approval":

(a) pay any dividend on the common shares of FET Resources or any other shares ranking junior to the common shares, other than stock dividends payable in common shares or any other shares ranking junior to the Exchangeable Shares;

(b) redeem, purchase or make any capital distribution in respect of the common shares of FET Resources or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of FET Resources ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) amend the articles or by-laws of FET Resources in any manner that would affect the rights or privileges of the holders of Exchangeable Shares.

The above restrictions shall not apply if all declared dividends on the outstanding Exchangeable Shares shall have been paid in full.

Liquidation or Insolvency of FET Resources

In the event of the liquidation, dissolution or winding-up of FET Resources or any other proposed distribution of the assets of FET Resources among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled to receive from FET Resources, in respect of each such Exchangeable Share, that number of Trust Units equal to the Exchange Ratio as at the effective date of such event.

Upon the occurrence of such an event, the Trust and Trust Subsidiary will each have the overriding right to purchase all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or any subsidiary of the Trust) at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time and, upon the exercise of this right, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or Trust Subsidiary, as applicable. This right may be exercised by either the Trust or Trust Subsidiary.

Upon the occurrence of an Insolvency Event, the Voting and Exchange Trust Agreement Trustee on behalf of the holders of the Exchangeable Shares will have the right to require the Trust or Trust Subsidiary to purchase any or all of the Exchangeable Shares then outstanding and held by such holders at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time, as described under the subheading "Voting and Exchange Trust Agreement - Optional Exchange Right".

Automatic Exchange Right on Liquidation of the Trust

The Voting and Exchange Trust Agreement provides that in the event of a Trust liquidation event, as described below, the Trust or Trust Subsidiary will be deemed to have purchased all outstanding Exchangeable Shares and each holder of Exchangeable Shares will be deemed to have sold their Exchangeable Shares immediately prior to such Trust liquidation event at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time. "Trust liquidation event" means:

- any determination by the Trust to institute voluntary liquidation, dissolution or winding-up proceedings in respect of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs; or

- the earlier of, the Trust's receiving notice of and the Trust's otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs in each case where the Trust has failed to contest in good faith such proceeding within 30 days of becoming aware thereof.

Retraction of Exchangeable Shares by Holders and Retraction Call Right

Subject to the Retraction Call Right of the Trust and Trust Subsidiary described below, a holder of Exchangeable Shares will be entitled at any time to require FET Resources to redeem any or all of the Exchangeable Shares held by such holder for a retraction price (the "Retraction Price") per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange

Ratio as at the date of redemption (the "Retraction Date"), to be satisfied by the delivery of such number of Trust Units. Fractional Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units. Holders of the Exchangeable Shares may request redemption by presenting to FET Resources or the transfer agent for the Exchangeable Shares a certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed retraction request and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares. Subject to extension as described below, the redemption will become effective on the Retraction Date, which will be seven business days after the date on which FET Resources or the transfer agent receives the retraction notice. Unless otherwise requested by the holder and agreed to by FET Resources, the Retraction Date will not occur on such seventh business day if such day would occur between any Distribution Record Date and the Distribution Payment Date that corresponds to such Distribution Record Date. In this case, the Retraction Date will instead occur on such Distribution Payment Date. The reason for this is to ensure that the Exchange Ratio used in connection with such redemption is increased to account for the Distribution.

When a holder requests FET Resources to redeem the Exchangeable Shares, the Trust and Trust Subsidiary will have an overriding right (the "Retraction Call Right") to purchase on the Retraction Date all but not less than all of the Exchangeable Shares that the holder has requested FET Resources to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio at such time. At the time of a Retraction Request by a holder of Exchangeable Shares, FET Resources will immediately notify the Trust and Trust Subsidiary. The Trust or Trust Subsidiary must then advise FET Resources within two business days as to whether the Retraction Call Right will be exercised. A holder may revoke his or her Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by the Trust or Trust Subsidiary nor be redeemed by FET Resources. If the holder does not revoke his or her Retraction Request, the Exchangeable Shares that the holder has requested FET Resources to redeem will on the Retraction Date be purchased by the Trust or Trust Subsidiary or redeemed by FET Resources, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price. In addition, a holder of Exchangeable Shares may elect to instruct the Voting and Exchange Trust Agreement Trustee to exercise the optional exchange right (the "Optional Exchange Right") to require the Trust or Trust Subsidiary to acquire such holder's Exchangeable Shares in circumstances where neither the Trust nor Trust Subsidiary have exercised the Retraction Call Right. See *"Exchangeable Shares - Voting and Exchange Trust Agreement - Optional Exchange Right"*.

The Retraction Call Right may be exercised by either the Trust or Trust Subsidiary. If, as a result of solvency provisions of applicable law, FET Resources is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, FET Resources will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by FET Resources will be deemed to have required the Trust to purchase such unretracted Exchangeable Shares in exchange for Trust Units on the Retraction Date pursuant to the Optional Exchange Right. See *"Exchangeable Shares - Voting and Exchange Trust Agreement - Optional Exchange Right"*.

Redemption of Exchangeable Shares

Subject to applicable law and the Redemption Call Right of the Trust and Trust Subsidiary, FET Resources:

(a) will, on August 23, 2012, subject to extension of such date by the board of directors of FET Resources (the "Automatic Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to that Redemption Date (as that term is defined below) (the "Redemption Price"), to be satisfied by the delivery of such number of Trust Units; and

(b) may, at any time when the aggregate number of issued and outstanding Exchangeable Shares is less than 1,000,000 (other than Exchangeable Shares held by the Trust and its subsidiaries and as such shares may be adjusted from time to time) (the "De Minimus Redemption Date" and, collectively with the Automatic Redemption Date, a "Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share (unless contested in good faith by the Trust).

FET Resources will, at least 45 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the prospective redemption of the Exchangeable Shares by FET Resources.

The Trust and Trust Subsidiary will have the right (the "Redemption Call Right"), notwithstanding a proposed redemption of the Exchangeable Shares by FET Resources on the applicable Redemption Date, pursuant to the Exchangeable Share Provisions, to purchase on any Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or its subsidiaries) in exchange for the Redemption Price per Exchangeable Share and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Trust or Trust Subsidiary, as applicable. If either the Trust or Trust Subsidiary exercises the Redemption Call Right, then FET Resources' right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate. The Redemption Call Right may be exercised by either the Trust or Trust Subsidiary.

Voting Rights

Except as required by applicable law, the holders of the Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of FET Resources or to vote at any such meeting. Holders of Exchangeable Shares will have the notice and voting rights respecting meetings of the Trust that are provided in the Voting and Exchange Trust Agreement. See *"Voting and Exchange Trust Agreement - Voting Rights".*

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, or any of its subsidiaries and other affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 10% of the then outstanding Exchangeable Shares are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than ten days later) as may be determined at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust or any of its subsidiaries and other affiliates) will constitute the approval or consent of the holders of the Exchangeable Shares.

Actions by the Trust under the Support Agreement and the Voting and Exchange Trust Agreement

Under the Exchangeable Share Provisions, FET Resources will agree to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by the Trust and Trust Subsidiary with its obligations under, the Support Agreement and the Voting and Exchange Trust Agreement.

Non-Resident and Tax-Exempt Holders

Exchangeable Shares will not be issued to persons who are Non-Residents or who are exempt from tax under Part I of the Tax Act. The obligation of FET Resources, the Trust or Trust Subsidiary to deliver Trust Units to a Non-Resident holder in respect of the exchange of such holder's Exchangeable Shares may be satisfied by delivering such Trust Units to the transfer agent who shall sell such Trust Units on the stock exchange on which they are listed and deliver the proceeds of sale to the Non-Resident holder.

VOTING AND EXCHANGE TRUST AGREEMENT

Voting Rights

In accordance with the Voting and Exchange Trust Agreement, the Trust will have issued a Special Voting Right to Valiant Trust Company, the Voting and Exchange Trust Agreement Trustee, for the benefit of the holders (other than the Trust and Trust Subsidiary) of the Exchangeable Shares. The Special Voting Right will carry a number of votes, exercisable at any meeting at which Trust Unitholders are entitled to vote, equal to the number of Trust Units (rounded down to the nearest whole number) into which the Exchangeable Shares are then exchangeable multiplied by the number of votes to which the holder of one Trust Unit is

then entitled. With respect to any written consent sought from the Trust Unitholders, each vote attached to the Special Voting Right will be exercisable in the same manner as set forth above.

Each holder of an Exchangeable Share on the record date for any meeting at which Trust Unitholders are entitled to vote will be entitled to instruct the Voting and Exchange Trust Agreement Trustee to exercise that number of votes attached to the Special Voting Right which relate to the Exchangeable Shares held by such holder. The Voting and Exchange Trust Agreement Trustee will exercise each vote attached to the Special Voting Right only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

The Voting and Exchange Trust Agreement Trustee will send to the holders of the Exchangeable Shares the notice of each meeting at which the Trust Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trust Agreement Trustee to exercise the votes attaching to the Special Voting Right, at the same time as the Trust sends such notice and materials to the Trust Unitholders. The Voting and Exchange Trust Agreement Trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Trust Unitholders at the same time as such materials are sent to the Trust Unitholders. To the extent such materials are provided to the Voting and Exchange Trust Agreement Trustee by the Trust, the Voting and Exchange Trust Agreement Trustee will also send to the holders all materials sent by third parties to Trust Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Trust Unitholders.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Right will cease upon the exchange of all such holder's Exchangeable Shares for Trust Units. With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Trust Subsidiary and FET Resources are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Optional Exchange Right

Upon the occurrence and during the continuance of:

(a) an Insolvency Event; or

(b) circumstances in which the Trust or Trust Subsidiary may exercise a Call Right, but elect not to exercise such Call Right;

a holder of Exchangeable Shares will be entitled to instruct the Trustee to exercise the Optional Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring the Trust or Trust Subsidiary to purchase such Exchangeable Shares from the holder. Immediately upon the occurrence of (i) an Insolvency Event, (ii) any event which will, with the passage of time or the giving of notice, become an Insolvency Event, or (iii) the election by the Trust and Trust Subsidiary not to exercise a Call Right which is then exercisable by the Trust and Trust Subsidiary, FET Resources, the Trust or Trust Subsidiary will give notice thereof to the Trustee. As soon as practicable thereafter, the Trustee will then notify each affected holder of Exchangeable Shares (who has not already provided instructions respecting the exercise of the Optional Exchange Right) of such event or potential event and will advise such holder of its rights with respect to the Optional Exchange Right.

The purchase price payable by the Trust or Trust Subsidiary for each Exchangeable Share to be purchased under the Optional Exchange Right will be satisfied by the issuance of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right (the "Exchange Price").

If, as a result of solvency provisions of applicable law, FET Resources is unable to redeem all of a holder's Exchangeable Shares which such holder is entitled to have redeemed in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the Optional Exchange Right with respect to the unredeemed Exchangeable Shares and the Trust or Trust Subsidiary will be required to purchase such shares from the holder in the manner set forth above.

SUPPORT AGREEMENT

The Trust Support Obligation

Under the Support Agreement, the Trust agrees that:

(a) the Trust will take all actions and do all things necessary to ensure that FET Resources is able to pay to the holders of the Exchangeable Shares the Liquidation Amount in the event of a liquidation, dissolution or winding-up of FET Resources, the Retraction Price in the event of the giving of a Retraction Request by a holder of Exchangeable Shares, or the Redemption Price in the event of a redemption of Exchangeable Shares by FET Resources; and

(b) the Trust will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of FET Resources.

The Support Agreement will also provide that the Trust will not issue or distribute to the holders of all or substantially all of the outstanding Trust Units:

(a) additional Trust Units or securities convertible into Trust Units;

(b) rights, options or warrants for the purchase of Trust Units; or

(c) units or securities of the Trust other than Trust Units, evidences of indebtedness of the Trust or other assets of the Trust;

unless the same or an equivalent distribution is made to holders of Exchangeable Shares, an equivalent change is made to the Exchangeable Shares, such issuance or distribution is made in connection with a distribution reinvestment plan instituted for holders of Trust Units or a unitholder rights protection plan approved for holders of Trust Units by the board of directors of AcquisitionCo or the approval of holders of Exchangeable Shares has been obtained.

In addition, the Trust may not subdivide, reduce, consolidate, reclassify or otherwise change the terms of the Trust Units unless an equivalent change is made to the Exchangeable Shares or the approval of the holders of Exchangeable Shares has been obtained.

In the event of any proposed take-over bid, issuer bid or similar transaction affecting the Trust Units, the Trust will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Trust Unitholders.

The Support Agreement also provides that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than the Trust or any of its respective subsidiaries and other affiliates, the Trust will, unless approval to do otherwise is obtained from the holders of Exchangeable Shares, remain the direct or indirect beneficial owner collectively of more than 50% of all of the issued and outstanding voting securities of FET Resources, provided that the Trust will not be in violation of this obligation if a party acquires all or substantially all of the assets of the Trust. With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of FET Resources and the Trustee are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Under the Support Agreement, the Trust will agree to not exercise any voting rights attached to the Exchangeable Shares owned by it or any of its respective subsidiaries and other affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

Delivery of Trust Units

The Trust will agree to make such filings and seek such regulatory consents and approvals as are necessary so that the Trust Units issuable upon the exchange of Exchangeable Shares will be issued in compliance with applicable securities laws in Canada and

may be traded freely on the TSX or such other exchange on which the Trust Units may be listed, quoted or posted for trading from time to time.

NOTES

The following section is a summary of the material attributes and characteristics of the Notes issued pursuant to the provisions of a note indenture (the "Note Indenture") dated on August 23, 2002 and made between AcquisitionCo and Valiant Trust Company, as trustee (the "Note Trustee"). The Notes were issued under the Note Indenture.

Terms and Issue of Notes

Pursuant to the Plan of Arrangement, Notes were issued to the Trust and to former Shareholders. Notes issued to former holders of common shares of Storm were transferred by such holders to the Trust in return for Trust Units. Accordingly, the Note Indenture provided that initially only one global Note certificate was issued and represented all Notes issued under the Arrangement. The global Note certificate was issued to the Note Trustee in trust for the Trust and such Shareholders. The Note Trustee, on behalf of such Shareholders recorded the transfer of the Notes represented by such certificate to the Trust pursuant to the Plan of Arrangement, without recourse to the Trust, and received certificates representing Trust Units for delivery to such Shareholders, all as contemplated by the Plan of Arrangement. Upon receipt of the certificates representing the Trust Units, the Note Trustee provided a receipt and distributed such certificates to such Shareholders.

The unsecured Notes bear interest from the date of issue at 14% per annum. Interest is payable for each month during the term on the 10th day of the month following such month. The first interest payment was paid on October 10, 2002 for the period commencing on August 23, 2002 and ending on September 30, 2002.

Although pursuant to the terms of the Note Indenture, FET Resources is permitted to make payments against the principal amount of the Notes outstanding from time to time without notice or bonus, FET Resources is not required to make any payment in respect of principal until December 1, 2032, subject to extension in the limited circumstances provided in the Note Indenture.

In contemplation of the possibility that Notes may be distributed to Trust Unitholders upon the redemption of their Trust Units, the Note Indenture provides that if persons other than the Trust (the "Non-Fund Holders") own Notes having an aggregate principal amount in excess of $1,000,000, either the Trust or the Non-Fund Holders shall be entitled, among other things, to require the Note Trustee to exercise the powers and remedies available under the Note Indenture upon an event of default and, with the Trust, the Non-Fund Holders may provide consents, waivers or directions relating generally to the variance of the Note Indenture and the rights of noteholders. The Note Indenture allows the Trust flexibility to delay payments of interest or principal otherwise due to it while payment is made to other noteholders, and to allow other noteholders to be paid out before the Trust. Any delayed payments will be due 5 days after demand.

Principal and interest on the Notes will be payable in lawful money of Canada directly to the holders of Notes at their address set forth in the register of holders of Notes. The Trust is the holder of all of the issued and outstanding Notes.

Ranking

The Notes are unsecured debt obligations of FET Resources and rank *pari passu* with all other unsecured indebtedness of FET Resources, but subordinate to all secured debt.

Events of Default

The Note Indenture provides that any of the following shall constitute an Event of Default: (i) default in payment of the principal of the Notes when required; (ii) the failure to pay all of the interest obligations on the Notes for a period of 90 days; (iii) if FET Resources has defaulted and a demand for payment has been made under any material instrument, indenture or document evidencing indebtedness of more than $5 million and FET Resources has failed to remedy such default within applicable curative periods; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (v) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to FET Resources specifying such default and requiring FET Resources to rectify the same; (vi) FET Resources ceasing to carry on its business other than as contemplated in this Information

Circular; and (vii) material default by FET Resources under material agreements if property having a fair market value in excess of $5 million is liable to forfeiture or termination.

NPI AGREEMENT

Coincident with the Arrangement becoming effective, FET Resources and the Trust entered into the NPI Agreement, pursuant to which FET Resources granted and set over to the Trust the right to receive certain payments (the "NPI") on petroleum and natural gas rights held by FET Resources from time to time. As consideration for the granting of the NPI, in addition to all amounts previously paid by the Trust to FET Resources, the Trust agreed to pay FET Resources an amount (the "Deferred Purchase Price Obligation") equal to (a) the portion of acquisition costs ("Future Acquisition Costs") for petroleum and natural gas rights and related tangibles and miscellaneous interests beneficially owned by FET Resources from time to time ("Property Interests") acquired after the date of the NPI Agreement which are attributable to "Canadian resource property" (as defined in the Tax Act) payable at the time of incurring such Future Acquisition Costs, plus (b) drilling, completion, equipping and other costs ("Capital Expenditures") in respect of the Property Interests payable at the time of incurring such Capital Expenditures, plus (c) the portion of indebtedness incurred in respect of such Future Acquisition Costs and Capital Expenditures payable at the time of satisfaction by FET Resources of such indebtedness. In addition, the Trust will pay over to FET Resources, to satisfy the Deferred Purchase Price Obligation, the net proceeds of any issue of Trust Units or the proceeds from the disposition of the NPI on any petroleum and natural gas rights held by FET Resources. FET Resources shall not be obligated to pay an amount as a Deferred Purchase Price Obligation except to the extent the Trust has such proceeds available.

Pursuant to the terms of the NPI Agreement, the Trust is entitled to a payment from FET Resources for each month equal to the amount by which ninety-nine (99%) percent of the gross proceeds from the sale of production attributable to the Property Interests for such month (the "NPI Revenues") exceed ninety-nine (99%) percent of certain deductible production costs for such period. FET Resources may acquire and fund additional Property Interests from residual revenues, the Deferred Purchase Price Obligation, borrowings or from its working capital.

If FET Resources wishes to dispose of any Property Interests which will result in proceeds in excess of a threshold amount, the Board of Directors shall approve such disposition, however, if the asset value (calculated in accordance with the terms of the NPI Agreement) of any interests included in such disposition is greater than a threshold percentage of the asset value of all the Property Interests held by FET Resources, such disposition must be approved by a special resolution of the Unitholders. The term of the NPI Agreement will be for so long as there are petroleum and natural gas rights to which the NPI applies.

TECHNICAL SERVICES AGREEMENT

FET Resources and Storm Energy Ltd. entered into a Technical Services Agreement pursuant to which Storm Energy Ltd. agreed to provide services in respect of the management, development, exploitation and operation of the assets acquired by the Trust or FET Resources pursuant to the Plan of Arrangement. Storm Energy Ltd. also provides various administrative services, as well as access to geological and technical data relating to the assets. In consideration for such services, FET Resources paid Storm Energy Ltd. a fee of $350,000 per month. The Technical Services Agreement expired on June 30, 2003.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Financial Information

The following is a summary of selected financial information of the Trust/Storm for the periods indicated. When reviewing the following selected annual financial information, it should be noted that the financial statements for the Trust at December 31, 2002 are reported on a "continuity of interests" basis and include the financial and operating results of Storm to August 22, 2002. As such, these financial statements reflect the full operations and assets of Storm for the 234 days prior to the implementation of the Plan of Arrangement, and the remaining operations and assets of the Trust for 131 days from August 23 to December 31.

	Twelve Months Ended to December 31, 2003	August 23 to December 31, 2002[1]	Twelve Months Ended to December 31, 2002[1]
(000's dollars, except where indicated)			
Oil and gas revenue, before royalties	111,832	33,331	114,594
Funds flow from operations [2]	65,808	19,002	55,455
Per unit – basic and diluted	$2.16	$0.66	$1.97
Net income	41,472	10,160	19,205
Per unit – basic and diluted	$1.36	$0.35	$0.68
Total assets	193,071	198,572	198,572
Long-term debt less working capital	24,641	36,534	36,534
Cash distributions per unit	$1.665	$0.44	$0.44

Notes:

(1) The Reorganization of Storm into an income trust structure occurred effective August 23, 2002. As Focus is the successor organization to Storm, comparative information for the year ended December 31, 2002 includes the operations of Storm for the period January 1, 2002 to August 23, 2002 prior to the reorganization.

(2) Funds flow from operations ("funds flow" before changes in non-cash working capital) is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAPP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAPP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

Quarterly Financial Information

The following is a summary of selected financial information of the Trust/Storm for the periods indicated.

	Total Revenues (Before Royalties)	Net Income	Net Income Per Unit/Share – Basic	Net Income Per Unit/Share - Fully Diluted	Funds Flow From Operations	Funds Flow From Operations Per Unit/Share – Basic	Funds Flow From Operations Per Unit/Share - Fully Diluted
(thousands of dollars, except per unit amounts)							
2003							
First Quarter	28,498	7,960	$0.27	$0.27	16,715	0.57	0.57
Second Quarter	29,863	12,449	$0.42	$0.42	16,764	0.57	0.57
Third Quarter	26,740	10,608	$0.34	$0.34	15,200	0.48	0.48
Fourth Quarter	26,732	10,456	$0.33	$0.33	17,129	0.54	0.54
2002							
First Quarter	28,403	6,793	$0.24	$0.24	17,817	0.64	0.62
Second Quarter	35,877	8,713	$0.31	$0.30	22,131	0.79	0.76
Third Quarter	25,869	(4,885)	$(0.17)	$(0.17)	232	0.01	0.01
Fourth Quarter	24,445	8,584	$0.30	$0.30	15,275	0.53	0.53
2001							
First Quarter	39,434	9,256	$0.32	$0.32	22,987	0.84	0.81
Second Quarter[(1)]	37,894	9,486	$0.34	$0.34	21,730	0.78	0.75
Third Quarter	29,768	6,130	$0.22	$0.21	17,752	0.64	0.62
Fourth Quarter	26,932	7,270	$0.26	$0.26	15,238	0.55	0.55

Note:

(1) The reorganization of Focus into an income trust structure occurred effective August 23, 2002 pursuant to the Arrangement.

Cash Distributions

The following is a summary of the distributions paid by Focus from its inception in August of 2002 to December 31, 2003.

For the 2002 Period Ended	Distributions per Unit	Payment Date
September 30	$0.11	October 15, 2002
October 31	0.11	November 15, 2002
November 30	0.11	December 16, 2002
December 31	0.11	January 15, 2003
Total:	**$0.44**	

For the 2003 Period Ended	Distributions per Unit	Payment Date
January 31	$0.135	February 17, 2003
February 28	$0.135	March 17, 2003
March 31	$0.135	April 15, 2003
April 30	$0.14	May 15, 2003
May 31	$0.14	June 16, 2003
June 30	$0.14	July 15, 2003
July 31	$0.14	August 15, 2003
August 31	$0.14	September 15, 2003
September 30	$0.14	October 15, 2003
October 30	$0.14	November 17, 2003
November30	$0.14	December 15, 2003
December 31	$0.14	January 15, 2004
Total:	**$1.665**	

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of the financial conditions and results of operations of Focus for the year ending December 31, 2003 are set forth under the heading "Management's Discussion and Analysis" at pages 20 through 40, inclusive, of Focus's 2003 Annual Report. Management's discussion and analysis is incorporated herein by reference, and forms an integral part of this Annual Information Form. The Management's Discussion and Analysis should be read in connection with the audited consolidated financial statements of the Trust for the year ended December 31, 2003 which are included in the Trust's 2003 Annual Report and which are incorporated herein by reference.

MARKET FOR SECURITIES

The Trust Units are listed for trading on the TSX under the symbol "FET.UN". The Exchangeable Shares are listed for trading on the TSX under the symbol "FTX".

The following table sets forth the high and low closing trading prices and the aggregate volume of trading of the Trust Units as reported by the TSX for the periods indicated.

	Price Range		
	High ($)	Low ($)	Average Daily Volume
2003			
January	10.82	10.05	152,150
February	11.60	10.65	128,084
March	11.74	10.25	78,378
April	11.65	10.75	90,697
May	12.58	11.41	61,030
June	12.90	11.65	102,826
July	13.32	11.91	56,326
August	14.65	12.85	123,116
September	14.25	12.60	91,858
October	13.75	13.12	68,409
November	14.45	13.43	69,992
December	15.40	14.11	89,257

The following table sets forth the high and low closing trading prices and the aggregate volume of trading of the Exchangeable Shares as reported by the TSX for the periods indicated.

	Price Range		
	High ($)	Low ($)	Average Daily Volume
2003			
January	11.00	10.20	14,355
February	12.09	11.01	1,054
March	12.30	11.32	1,429
April	12.15	11.45	6,473
May	13.35	12.00	1,091
June	13.75	13.20	844
July	15.00	13.35	295
August	16.09	14.85	205
September	15.66	14.52	2,160
October	15.50	14.55	808
November	16.30	15.47	485
December	18.00	16.26	1,190

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Focus are KPMG LLP, Chartered Accountants, Calgary, Alberta. Valiant Trust Company is the transfer agent and registrar of Trust Units and Exchangeable Shares.

RISK FACTORS

The following is a summary of certain risk factors relating to the business of the Trust and FET Resources. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form.

Reserves Estimates

The reserve and recovery information contained in the Paddock Report, McDaniel Report and Paddock Tommy Lakes Report are only estimates and the actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by Paddock and McDaniel.

Volatility of Oil and Natural Gas Prices

The Trust's operational results and financial condition will be dependent on the prices received by FET Resources for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on FET Resources' ability to satisfy its obligations under the Notes and on the amounts, if any, paid to the Trust under the NPI Agreement, thereby decreasing the amount of Distributable Cash to be distributed to holders of Trust Units.

Changes in Legislation

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry, such as the status of mutual fund trusts and the resource allowance, will not be changed in a manner which adversely affects Unitholders.

Investment Eligibility

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for RRSPs, RRIFs, DPSPs and RESPs ("Exempt Plans") which will have adverse tax consequences to Exempt Plans or their annuitants or beneficiaries. Notes or Redemption Notes acquired on a redemption of Trust Units may not be qualified investments for Exempt Plans.

Operational Matters

The operation of oil and gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to FET Resources and possible liability to third parties. FET Resources will maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. FET Resources may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liability may impair FET Resources 's ability to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduces. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the change of title may not arise to defeat the claim of FET Resources or its subsidiaries to certain properties. Such circumstances could impair FET Resources' ability to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of FET Resources or its assets. Such legislation may be changed to impose higher standards and potentially more costly obligations on FET Resources. Although the Trust has established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based on its current knowledge, there can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

Debt Service

FET Resources may, from time to time, finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by FET Resources may impair FET Resources' ability to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by FET Resources of its obligations under the Notes or the NPI Agreement. Ultimately, this may result in lower levels of Distributable Cash for the Trust.

Lenders will be provided with security over substantially all of the assets of FET Resources. If FET Resources becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of FET Resources.

Delay in Cash Distributions

In addition to the usual delays in payment by purchases of oil and natural gas to the operators of the properties, and by the operator to FET Resources, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

Taxation of FET Resources

FET Resources is subject to taxation in each taxation year on its income for the year, after deducting interest paid to the Trust pursuant to the Note Indenture and after deducting payments, if any, made to the Trust with respect to the NPI Agreement. During the period that Exchangeable Shares issued by FET Resources are outstanding, a portion of the cash flow from operations will be subject to tax to the extent that there are not sufficient resource pool deductions, capital cost allowances or utilization of

prior years non-capital losses to reduce taxable income to zero. FET Resources intends to deduct, in computing its income for tax purposes, the full amount available for deduction in each year associated with the income tax resource pools, undepreciated capital costs ("UCC") and non-capital losses carried forward from Storm, if any, plus resource pools and UCC created by capital expenditures of FET Resources. If there are not sufficient resource pools, UCC and non-capital losses carried forward to shelter the income of FET Resources, then cash taxes would be payable by FET Resources. In addition, there can be no assurance that taxation authorities will not seek to challenge the amount of interest expense. If such a challenge were to succeed against FET Resources, it could materially adversely affect the amount of distributable cash available.

Further, interest on the Notes accrues at the Trust level for income tax purposes whether or not actually paid. The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to Unitholders in order to reduce the Trust's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, the Trust Indenture provides that any additional amount necessary to be distributed to Unitholders may be distributed in the form of Units rather than in cash. Unitholders will be required to include such additional amount in income even thought they do not receive a cash distribution.

Depletion of Reserves

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Distributions of Distributable Cash in respect of properties, absent commodity price increases or cash effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. FET Resources will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, FET Resources' initial production levels and reserves will decline.

FET Resources' future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on FET Resources success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, FET Resources' reserves and production will decline over time as reserves are exploited.

Net Asset Value

The net asset value of the assets of the Trust from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the Trust Units from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of the Trust's assets.

Residual Liabilities of Storm

Pursuant to the Arrangement, FET Resources will be the corporation resulting from the amalgamation of AcquisitionCo and Storm. As a result, FET Resources will own, directly or indirectly, all of the assets of Storm other than the Storm Energy Ltd. assets, which will be transferred to Storm Energy Ltd. coincident with the Arrangement becoming effective. Although Storm Energy Ltd. will assume all of the liabilities of Storm relating to the Storm Energy Ltd. assets, as the successor entity to Storm, FET Resources will retain all other liabilities of Storm, including liabilities relating to corporate and income tax matters.

Return of Capital

Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically products and, as a result, cash distributions do not represent a "yield" in the traditional senses as they represent both return of capital and return on investment.

Conflict of Interest

Certain of FET Resources' directors are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in FET Resources. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets will be its shares in FET Resources, the Notes, the NPI Agreement and other investments in securities. The price per Trust Unit is a function of anticipated Distributable Cash, the underlying assets of the trust and management's ability to effect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company, and accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

ADDITIONAL INFORMATION

Additional information relating to Focus may be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of securities and interests of insiders in material transactions, where applicable, is contained in the Information Circular of the Trust dated April 20, 2004. Additional financial information is provided in Focus' financial statements for the year ended December 31, 2003.

The Trust shall provide to any person, upon request to the Chief Financial Officer of FET Resources:

(a) when the securities of the Trust are in the course of a distribution pursuant to a preliminary short form prospectus or a short form prospectus:

(b) one copy of the Annual Information Form of the Trust, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(c) one copy of the comparative financial statements of Focus for its most recently completed fiscal period for which financial statements have been filed, together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Trust that have been filed, if any, for any period after the end of its most recently completed financial year;

(d) one copy of the Information Circular of the Trust in respect of its most recent annual and special meeting of Unitholders; and

(e) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and which are not required to be provided under items (a) to (c) above; or

(f) at any other time, one copy of any documents referred to in items (1)(a), (b) and (c) above, provided that the Trust may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Trust.

For additional copies of this Annual Information Form and the materials listed in the preceding paragraphs, please contact:

Focus Energy Trust
Suite 3250, 205 - 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Phone: (403) 781-8409
Fax: (403) 781-8408

SCHEDULE A – BOARD OF DIRECTORS COMMITTEE MANDATES

Audit Committee

MANDATE & TERMS OF REFERENCE OF THE AUDIT COMMITTEE

Role and Objective

The Audit Committee (the "Committee") is a committee of the board of directors of FET Resources Ltd. ("FET") to which the board has delegated its responsibility for oversight of the nature and scope of the annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for board of director approval, the audited financial statements and other mandatory disclosure releases containing financial information. The objectives of the Committee, with respect to FET and Focus Energy Trust (the "Trust") (hereinafter collectively referred to as "Focus"), are as follows:

1. To assist directors meet their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of Focus and related matters;
2. To provide better communication between directors and external auditors;
3. To enhance the external auditor's independence;
4. To increase the credibility and objectivity of financial reports; and
5. To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and external auditors.

Membership of Committee

1. The Committee shall be comprised of at least three (3) directors of FET, none of whom are members of management of FET and all of whom are "unrelated directors" (as such term is used in the Report of the Toronto Stock Exchange on Corporate Governance in Canada) and "independent" (as such term is used in Multilateral Instrument 52–110 – Audit Committee ("MI 52–110")).
2. The Board of Directors shall have the power to appoint the Committee Chairman, who shall be an unrelated director.
3. All of the members of the Committee shall be "financially literate" and at least one member shall be an "audit committee financial expert". The Board of Directors of FET has adopted the definition for "financial literacy" and the definition of "audit committee financial expert" used in MI 52–110.

Meetings

1. At all meetings of the Committee every question shall be decided by a majority of the votes cast. In case of an equality of votes, the Chairman of the meeting shall not be entitled to a second or casting vote. In the event of an equal number of votes, the Committee will attempt to access any missing members, or have the matter decided by the full Board of Directors.
2. A quorum for meetings of the Committee shall be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing the board.
3. Meetings of the Committee should be scheduled to take place at least four times per year. Minutes of all meetings of the Committee shall be taken. The Chief Financial Officer shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Chairman.
4. The Committee shall forthwith report the results of meetings and reviews undertaken and any associated recommendations to the board.
5. The Committee shall meet with the external auditor at least quarterly and at such other times as the external auditor and the audit Committee consider appropriate.
6. The Committee shall meet with the external reserve evaluators in conjunction with the Reserves Committee at least once per year (in connection with the preparation of the year end reserves).

Mandate and Responsibilities of Committee

1. It is the responsibility of the Committee to oversee the work of the external auditors, including resolution of disagreements between management and the external auditors regarding financial reporting.

2. It is the responsibility of the Committee to satisfy itself on behalf of the board with respect to the adequacy and effectiveness of Focus's Internal Control Systems.

3. It is a primary responsibility of the Committee to review the annual financial statements of Focus prior to their submission to the board of directors for approval. The process should include but not be limited to:

   - reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future years' financial statements;
   - reviewing significant accruals, reserves or other estimates such as the ceiling test calculation;
   - reviewing accounting treatment of unusual or non-recurring transactions;
   - reviewing the Trust's status as a "mutual fund trust" under the *Income Tax Act* (Canada).
   - ascertaining compliance with covenants under loan agreements and Trust Indenture;
   - reviewing adequacy of the reclamation fund;
   - reviewing disclosure requirements for commitments and contingencies;
   - reviewing adjustments raised by the external auditors, whether or not included in the financial statements;
   - reviewing unresolved differences between management and the external auditors;
   - obtain explanations of significant variances with comparative reporting periods.

4. The Committee is to review the financial statements, prospectuses, management discussion and analysis (MD&A), annual information forms (AIF) and all public disclosure containing audited or unaudited financial information before release and prior to board approval. The Committee must be satisfied that adequate procedures are in place for the review of Focus' disclosure of all other financial information and shall periodically access the accuracy of those procedures.

5. With respect to the appointment of external auditors by the board, the Committee shall:

   - recommend to the board the appointment of external auditors;
   - recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and confirmation that the external auditors shall report directly to the Committee;
   - when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and
   - review and approve any non-audit services to be provided by the external auditors' firm and consider the impact on the independence of the auditors.

6. Review with external auditors (and internal auditor if one is appointed by Focus) their assessment of the internal controls of Focus, their written reports containing recommendations for improvement, and management's response and follow-up to any identified weaknesses. The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of Focus and its subsidiaries.

7. The Committee will pre–approve all non–audit services to be provided to Focus or its subsidiaries by the external auditors. The Committee may delegate to one or more members the authority to pre–approve non–audit services, provided that the member report to the Committee at the next scheduled meeting such pre–approval and the member comply with such other procedures as may be established by the Committee from time to time.

8. The Committee shall review risk management policies and procedures of Focus

9. The Committee shall establish a procedure for:

- the receipt, retention and treatment of complaints received by Focus regarding accounting, internal accounting controls or auditing matters; and
- the confidential, anonymous submission by employees of Focus of concerns regarding questionable accounting or auditing matters.

10. The Committee shall have the authority to investigate any financial activity of Focus. All employees of FET are to cooperate as requested by the Committee.
11. The Committee may retain persons having special expertise and/or obtain independent professional advise to assist in filling their responsibilities at the expense of Focus without any further approval of the board.

Reserves Committee

Charter of the Reserves Committee of the Board of Directors

RESERVES COMMITTEE PURPOSE

The Reserves Committee (the "Committee") is appointed by the Board of Directors (the "Board") to assist the Board in fulfilling its responsibility for the stewardship of Focus Energy Trust (the "Trust") and FET Resources Ltd. (the "Corporation") in overseeing the business and affairs of the Corporation. The Committee's primary duties and responsibilities are to assume responsibility for assisting the Board in respect of annual independent review of the Trust's petroleum and natural gas reserves and reporting to the Board in respect thereof.

RESERVES COMMITTEE COMPOSITION, PROCEDURES AND ORGANIZATION

The Committee shall consist of at least two directors as determined by the Board, the majority of whom shall be independent (as required by National Instrument 51-101) and unrelated directors (as defined by the rules of the Toronto Stock Exchange). Committee members shall also meet the independence requirements of the regulatory bodies to which the Corporation may be subject to.

The Board shall appoint the members of the Committee and may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee. The Board shall appoint a member of the Committee as chair of the Committee. If a Committee Chair is not designated by the Board, or is not present at a meeting of the Committee, the members of the Committee may designate a chair by majority vote of the Committee membership. The Secretary of the Corporation, or in his or her absence, an alternative secretary designated by the Committee, shall act as Secretary of the Committee.

The quorum for meetings shall be a majority of the members of the Committee present in person or by telephone or other telecommunications device that permits all persons participating in the meeting to speak and to hear each other.

The Committee shall meet at least annually at such times and at such locations as may be requested by the chair of the Committee and at such times as any member of the Committee may request.

RESERVES COMMITTEE RESPONSIBILITIES AND DUTIES

The overall duties and responsibilities of the Committee shall be as follows:

- in conjunction with the Corporation's senior engineering management, meet with the independent evaluating engineers being considered for appointment to review their qualifications and independence to ensure the independent evaluating engineers being considered for appointment are technically qualified and competent, are independent of management and to establish the terms of their engagement;
- after consultation with the Corporation's senior engineering management, recommend to the Board the appointment of the independent evaluating engineers to assist the Corporation in the annual review of its petroleum and natural gas reserves;

- in consultation with the Corporation's senior engineering management determine the scope of the annual review of the petroleum and natural gas reserves by the independent evaluating engineers, having regard to regulatory reporting requirements;

- review both the procedures for providing petroleum and natural gas reserves information to the independent evaluating engineers and the information used by the independent evaluating engineers to enable the independent evaluating engineers to provide a report that will meet regulatory reporting requirements;

- in consultation with the Corporation's senior engineering management and the independent evaluating engineers:

  - determine whether any restrictions affect the ability of the independent evaluating engineers to report on reserves data without reservations; and

  - review the reserves data and the report of the independent evaluating engineers.

- ensure the disclosure to the public on the Corporation's petroleum and natural gas reserves is in compliance with regulatory requirements;

- review any proposals to change the independent evaluating engineers and/or resolve any differences between the independent evaluating engineers and management;

- meet on an annual basis with the Corporation's senior engineering management and/or the independent evaluating engineers of the Corporation to review and consider the evaluation of the Corporation's petroleum and natural gas reserves;

- meet separately with the independent evaluating engineers and/or senior engineering management when the Committee deems it desirable and advise the Board on the results of such meeting;

- co-ordinate meetings with the Audit Committee of the Corporation, the Corporation's senior engineering management, independent evaluating engineers and auditors as required to address matters of mutual concern in respect of the Corporation's evaluation of petroleum and natural gas reserves;

- review annually the Committee charter and recommend any changes to the Board; and

- to maintain minutes of meetings and periodically report to the Board on significant results of the foregoing activities.

Compensation Committee

MANDATE & TERMS OF REFERENCE OF THE COMPENSATION COMMITTEE

Role and Objective

The Compensation Committee (the "Committee") is a committee of the board of directors of FET Resources Ltd. ("FET") to which the board has delegated its responsibility for oversight of the overall human resources policies and procedures including all compensation matters of FET and Focus Energy Trust (the "Trust") (hereinafter collectively referred to as "Focus"). The objectives of the Committee, with respect to Focus are as follows:

1. To assist the directors in meeting their responsibilities in respect of overall human resources policies and procedures including recruitment, performance management, compensation, benefit programs, resignation/terminations, training and development, succession planning and organizational planning and design.
2. To review all compensation and benefit proposals for the officers of FET and make recommendations to the board.
3. To review all in consultation with the board, undertake an annual performance review with the CEO and review the CEO's appraisal of the performance of the officers of FET.
4. To review all employment contracts and other agreements for employees of FET and make recommendations to the board.
5. To review all compensation plans of Focus including the Trust Unit Rights Incentive Plan and the Executive Bonus Plan.
6. To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee and management.

Membership of Committee

7. The Committee shall be comprised of at least two (2) directors of FET, none of whom are members of management of FET and at least half of whom are "unrelated directors" (as such term is used in the Report of the Toronto Stock Exchange on Corporate Governance in Canada).
8. The Board of Directors shall have the power to appoint the Committee Chairman, who shall be an unrelated director.

Meetings

9. At all meetings of the Committee every question shall be decided by a majority of the votes cast. In case of an equality of votes, the Chairman of the meeting shall not be entitled to a second or casting vote.
10. A quorum for meetings of the Committee shall be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing the board.
11. Meetings of the Committee should be scheduled to take place at least once per year. Minutes of all meetings of the Committee shall be taken. The Chief Executive Officer shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Chairman.
12. The Committee shall forthwith report the results of meetings and reviews undertaken and any associated recommendations to the board.

Mandate and Responsibilities of Committee

13. It is a primary responsibility of the Committee to all aspects of Focus' human resources policies and procedures. The process should include but not be limited to:
    - review overall salary increases for employees of FET and make recommendations to the board.
    - review all compensation and benefit proposals for officers of FET and make recommendations to the board.
    - in consultation with the board, undertake an annual performance review of the CEO, and review the CEO's appraisal of the officers of FET.
    - review all employment contracts and make recommendations to the board.

- review all proposed compensation plans and any amendments to all compensation plans of Focus.

14. The Committee may retain persons having special expertise and/or obtain independent professional advise to assist in filling their responsibilities at the expense of Focus without any further approval of the board.

Corporate Governance & Nominating Committee

MANDATE & TERMS OF REFERENCE OF THE CORPORATE GOVERNANCE & NOMINATING COMMITTEE

Role and Objective

The Corporate Governance and Nominating Committee (the "Committee") is a committee of the board of directors of FET Resources Ltd. ("FET") which has been constituted to assist the board in respect of the development and monitoring of Focus's approach to corporate governance, the nomination of directors for appointment to the board and the appointment of directors to committees of the board. The objectives of the Corporate Governance and Nominating Committee, with respect to FET and Focus Energy Trust (hereinafter referred to as "Focus"), are as follows:

Membership of Committee

1. The Committee shall be comprised of at least two (2) directors of the Corporation, none of whom are members of management of the Corporation and a majority of whom are "unrelated directors" (as such term is used in the Report of the Toronto Stock Exchange on Corporate Governance in Canada).

2. The Board of Directors shall have the power to appoint the Committee Chairman, who shall be an unrelated director.

Meetings

3. At all meetings of the Committee every question shall be decided by a majority of the votes cast. In case of an equality of votes, the Chairman of the meeting shall not be entitled to a second or casting vote.

4. A quorum for meetings of the Committee shall be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing the board.

5. Meetings of the Committee should be scheduled to take place at least once per year. Minutes of all meetings of the Committee shall be taken.

6. The Committee shall forthwith report the results of meetings and reviews undertaken and any associated recommendations to the board.

Mandate and Responsibilities of Committee

The mandate and responsibilities of the Corporate Governance and Nominating Committee shall be as set forth below:

7. Develop for approval by the board and periodically review the Corporation's approach to corporate governance matters.

8. Review and recommend to the board for approval reports concerning the Corporation's corporate governance practices as required by The Toronto Stock Exchange and any other regulatory authority.

9. Make recommendations to the board as to which directors should be classified as "related" directors or "unrelated" directors pursuant to any such report.

10. Act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full board meeting, including the performance of management or individual members of management or the performance of the board or individual members of the board. The chairman of the Committee shall be responsible to develop a response to any such concerns.

11. Develop and recommend to the board for approval and periodically review structures and procedures designed to ensure that the board can function independently of management.

12. Subject to limitations in the unanimous shareholders agreement, consider, and from time to time make recommendations to the full board as to the appropriate size of the board.

13. Periodically review and recommend to the board for approval the remuneration of the directors (including remuneration for serving on a committee of the board) and any other arrangements pursuant to which monies are payable to a director or a party related to a director.

14. Develop for approval by the board and periodically review orientation and education programs for new directors.

15. Develop for approval by the board and periodically review procedures for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of each individual director.

16. Annually review and recommend to the board the appointments to each committee of the board and any changes to the terms of reference of the committees.

17. Review, and report to the full board on matters relating to the nomination of directors and in so doing:

    (a) develop criteria for selection of directors and procedures to identify possible nominees;

    (b) review and assess qualifications of board nominees;

    (c) submit to the board for consideration and decision names of the nominees to be brought forward to the next annual shareholders meeting or to be appointed to fill vacancies in between annual meetings;

    (d) through the chairman of the Committee, approach nominees;

    (e) consider and recommend to the full board appropriate retirement ages of directors;

    (f) determine if any board members' qualifications or credentials since his or her appointment have changed or other circumstances arisen so as to warrant a recommendation that such member resign.

    (g) assess performance or effectiveness of:

    - Board as a whole
    - Board Committees
    - Individual directors

18. Review, and report to the full board, the performance of the CEO on an annual basis.

19. Through outside counsel, maintain a summary of the duties and liabilities of directors and periodically update and provide such summary to the directors.

20. Periodically review and monitor Focus's communication policy with a view to determining whether Focus is communicating effectively with Unitholders, other stakeholders, the investment community and the public generally.

21. Review and consider the engagement at the expense of Focus of professional and other advisors to an individual director(s) when so requested by such directors(s).

22. Review such other matters of a corporate governance nature as may be directed by the board from time to time.

23. Engage or instruct management to engage on behalf of the Corporation such professional and other advisors as the Committee considers appropriate in performing its obligations hereunder.

24. The Committee may retain persons having special expertise and/or obtain independent professional advise to assist in filling their responsibilities at the expense of Focus without any further approval of the board.

SCHEDULE B – TOMMY LAKES ADDITIONAL INTERESTS ACQUIRED APRIL 1, 2004

Principal Producing Property

The following is a description of the principal property comprising the Tommy Lakes Additional Interests Acquired on production or under development as at April 1, 2004. The term "net", when used to describe the Vendor's share of production, means the aggregate of the Vendor's working interest share after deduction of royalties owned by others. Reserve amounts are stated, before deduction of royalties, at April 1, 2004, based on escalating cost and price assumptions as evaluated in the Paddock Tommy Lakes Report (see "Statement of Reserves Data and Other Oil and Gas Information for the Tommy Lakes Property"). The following information in respect of gross and net acres of land is as at December 31, 2003 and information in respect of production is net to the Vendor and is as at April 1, 2004 except where otherwise indicated. The reserves set forth in the principal property description below are as presented in the Paddock Tommy Lakes Report. Such additional reserves are set forth on a consolidated basis in the oil and natural gas reserve tables set forth under the heading "Statement of Reserves Data and Other Oil and Gas Information for the Tommy Lakes Property". All of the vendor's proved producing reserves were on production by April 1, 2004.

Tommy Lakes Property, British Columbia

The Vendor has an average 53% working interest in 48,425 gross acres (25,528 net acres) of land, of which 11,040 net acres are undeveloped and are strategically positioned for further natural gas exploitation and development. The Vendor's average gross production for January and February 2004 from this area was approximately 2,170 boe/d, being 11.6 mmcf/d of natural gas and 240 bbls/d of NGLs. The Vendor does not operate this property. This property is operated by FET Resources.

The Paddock Tommy Lakes Report, effective April 1, 2004, assigned 47.8 bcf of proven natural gas reserves and 1,003 mbbls of NGLs reserves to this property. In addition, 14.6 bcf of probable natural gas reserves and 307 mbbls of NGLs reserves have been assigned to this property.

Statement of Reserves Data and Other Oil and Gas Information for the Tommy Lakes Property

The statement of reserves data and other oil and gas information set forth below (the "Statement") is dated March 1, 2004. The effective date of the Statement is April 1, 2004 and the preparation date of the Statement is March 1, 2004.

Disclosure of Reserves Data

The reserves data set forth below (the "Reserves Data") for the Tommy Lakes Property is based upon an evaluation by Paddock with an effective date of April 1, 2004 as contained in the Paddock Tommy Lakes Report. The Reserves Data summarizes the oil, liquids and natural gas reserves of the Tommy Lakes Property and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Reserves Data conforms with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. FET Resources engaged Paddock to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

All of the Tommy Lakes Property's reserves are in Canada and, specifically, in the province of British Columbia.

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material.

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of April 1, 2004
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	NATURAL GAS		NATURAL GAS LIQUIDS	
	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)
Proved Producing	39,041	29,322	820	660
Proved Non-Producing	1,124	848	23	19
Total Proved Developed	40,165	30,170	843	679
Proved Undeveloped	7,601	5,699	160	128
Total Proved	47,766	35,869	1,003	807
Probable Additional	14,603	10,953	307	247
Total Proved + Probable	62,369	46,822	1,310	1,054

NET PRESENT VALUES OF FUTURE NET REVENUE
BEFORE INCOME TAXES DISCOUNTED AT
(%/year)

RESERVES CATEGORY	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
Proved Producing	160,958	119,217	96,120	81,469	71,311
Proved Non-Producing	4,531	3,403	2,737	2,304	2,000
Total Proved Developed	165,489	122,620	98,857	83,773	73,311
Proved Undeveloped	26,440	17,219	12,494	9,669	7,799
Total Proved	191,929	139,839	111,351	93,442	81,110
Probable Additional	54,506	32,282	22,098	16,409	12,817
Total Proved + Probable	246,435	172,121	133,449	109,851	93,927

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of April 1, 2004
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)
Proved Reserves	332,628	80,651	52,690	6,139	1,218	191,929
Proved Plus Probable Reserves	434,325	105,380	66,679	14,464	1,367	246,435

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of April 1, 2004
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	0
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but excluding solution gas from oil wells)	111,351
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	0
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but excluding solution gas from oil wells)	133,449

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of April 1, 2004
FORECAST PRICES AND COSTS

RESERVES CATEGORY	NATURAL GAS		NATURAL GAS LIQUIDS	
	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)
Proved Producing	39,041	29,335	820	660
Proved Non-Producing	1,124	848	23	19
Total Proved Developed	40,165	30,183	843	679
Proved Undeveloped	7,601	5,702	160	128
Total Proved	47,766	35,885	1,003	807
Probable Additional	14,603	10,959	307	247
Total Proved + Probable	62,369	46,844	1,310	1,054

RESERVES CATEGORY	NET PRESENT VALUES OF FUTURE NET REVENUE BEFORE INCOME TAXES DISCOUNTED AT (%/year) 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
Proved Producing	121,996	92,544	76,027	65,427	58,003
Proved Non-Producing	3,321	2,562	2,098	1,789	1,569
Total Proved Developed	125,317	95,106	78,125	67,216	59,572
Proved Undeveloped	18,572	11,901	8,447	6,391	5,042
Total Proved	143,889	107,007	86,572	73,607	64,614
Probable Additional	40,693	23,291	15,443	11,152	8,501
Total Proved + Probable	184,582	130,298	102,015	84,759	73,115

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of April 1, 2004
FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)
Proved Reserves	293,803	71,515	70,117	6,262	2,021	143,889
Proved Plus Probable Reserves	388,809	94,698	92,237	14,898	2,395	184,582

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of April 1, 2004
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	0
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but excluding solution gas from oil wells)	86,572
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	0
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but excluding solution gas from oil wells)	102,015

Definitions and Other Notes

In the tables set forth above in "Disclosure of Reserves Data" the following definitions and other notes are applicable:

(1) **"Gross"** means:

(a) in relation to the Vendor's interest in production and reserves, its "Vendor gross reserves", which are the Vendor's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Vendor;

(b) in relation to wells, the total number of wells in which the Vendor has an interest; and

(c) in relation to properties, the total area of properties in which the Vendor has an interest.

(2) **"Net"** means:

(a) in relation to the Vendor's interest in production and reserves, the Vendor's interest (operating and non-operating) share after deduction of royalties, plus the Vendor's royalty interest in production or reserves.

(b) in relation to wells, the number of wells obtained by aggregating the Vendor's working interest in each of its gross wells; and

(c) in relation to the Vendor's interest in a property, the total area in which the Vendor has an interest multiplied by the working interest owned by the Vendor.

(3) **"Development costs"** means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;

(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d) provide improved recovery systems.

(4) **"Development well"** means a well drilled inside the established limits of an oil and gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

(5) **"Service well"** means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.

(6) Definitions used for reserve categories are as follows:

The following definitions apply to both estimates of individual reserves entities and the aggregate of reserves for multiple entities.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

(a) analysis of drilling, geological, geophysical and engineering data;

(b) the use of established technology; and

(c) specified economic conditions (see the discussion of "Economic Assumptions" below).

Reserves are classified according to the degree of certainty associated with the estimates.

(a) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

"Economic Assumptions" will be the prices and costs used in the estimate, namely:

(a) constant prices and costs as at the preparation date of the evaluation (March 1, 2004); and

(b) forecast prices and costs.

Development and Production Status

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(a) Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

(7) Forecast prices and costs

Future prices and costs that are:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which the Vendor is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast summary table under "- Pricing Assumptions" identifies benchmark reference pricing that apply to the Vendor.

(8) Constant prices and costs

Prices and costs used in an estimate that are:

(a) the Vendor's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Vendor is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), the Vendor's prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

(9) Estimated future abandonment and reclamation costs related to a property have been taken into account by Paddock in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs.

(10) Numbers may not add due to rounding.

(11) Both the constant and forecast price and cost assumptions assumed the continuance of current laws and regulations.

(12) The extended character of all factual data supplied to Paddock were accepted by Paddock as represented. No field inspection was conducted.

(13) **The estimates of future net revenue presented in the tables above do not represent fair market value.**

Pricing Assumptions

The following sets for the benchmark reference prices, as at April 1, 2004, reflected in the Reserves Data. These forecast price assumptions were provided by Paddock, the Corporation's independent qualified reserves evaluator for the Tommy Lakes Property. The constant prices as of the report date (March 1, 2004) were supplied to Paddock by the Corporation.

SUMMARY OF PRICING ASSUMPTIONS
as of April 1, 2004
CONSTANT PRICES AND COSTS

Year	OIL WTI Cushing Oklahoma ($US/bbl)	OIL Edmonton Par Price 40° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/BBL)	EXCHANGE RATE[1] ($US/$Cdn)
April 1, 2004 and thereafter	$36.86	$48.07	$6.09	$40.38	$0.747

Note:

(1) The exchange rate used to generate the benchmark reference prices in this table.

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
as of April 1, 2004
FORECAST PRICES AND COSTS

Year	OIL WTI Cushing Oklahoma ($US/bbl)	OIL Edmonton Par Price 40° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/BBL)	INFLATION RATES[1] %/Year	EXCHANGE RATE[2] ($US/$Cdn)
Forecast						
2004	30.00	38.94	6.00	32.70	2%	0.750
2005	27.50	35.58	5.31	29.10	2%	0.750
2006	25.50	32.90	4.83	26.16	2%	0.750
2007	25.00	32.21	4.87	24.89	2%	0.750
2008	25.50	32.85	4.92	24.65	2%	0.750
2009	26.01	33.51	4.96	24.39	2%	0.750
2010	26.53	34.18	5.01	24.89	2%	0.750
2011	27.06	34.86	5.05	25.38	2%	0.750
Thereafter	Escalated at 2%/year	Escalated at 2%/year	Escalated at 2%/year	Escalated at 2%/year		

Notes:

(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by the Vendor for the year ended December 31, 2003, were $5.59/mcf for natural gas and $32.16/bbl for natural gas liquids.

Additional Information Relating to Reserves Data

Significant Factors or Uncertainties

The recovery of the Proven Undeveloped and Probable reserves will occur primarily through the drilling of additional wells into the Tommy Lakes Halfway A Pool. The recovery of these reserves will be dependent on these future wells exhibiting similar performance characteristics to the existing wells drilled into the pool. As Tommy Lakes is only accessible for drilling,

completion and tie-in operations during the winter months, the specific timing of the development is dependent on weather conditions and access to the required equipment and services.

For 2003 approximately 38% of the Trust's production was from the Tommy Lakes area. After giving effect to the acquisition, approximately 60% of the Trust's production will be from the Tommy Lakes area. All of this production is processed through the Jedney #2 Gas Plant owned and operated by Westcoast Gas Services Inc. Any disruption to the operation of the Jedney #2 Plant would have a significant impact on the production volumes of the Trust.

Future Development Costs

The following table sets forth development costs deducted in the estimation of the Vendor's future net revenue attributable to the reserve categories noted below.

	Forecast Prices and Costs				Constant Prices and Costs			
Year	Proved Reserves		Proved Plus Probable Reserves		Proved Reserves		Proved Plus Probable Reserves	
	0%	10%	0%	10%	0%	10%	0%	10%
2004	0	0	348	335	0	0	348	335
2005	6,262	5,557	6,794	6,029	6,139	5,488	6,661	5,911
2006	0	0	7,756	6,258	0	0	7,455	6,015
Thereafter	0	0	0	0	0	0	0	0
Total	6,262	5,557	14,898	12,622	6,139	5,448	14,464	12,261

Undeveloped Lands

The following table summarizes the Vendor's undeveloped land holdings, in acres, as at December 31, 2003.

	Gross[1]	Net[2]	Average Working Interest
British Columbia	20,060	11,040	55%

Notes:

(1) "**Gross**" refers to the total acres in which the Vendor had an interest. Of the 20,060 gross acres held by the Vendor, Focus previously had an interest in 17,982 acres.

(2) "**Net**" refers to the total acres in which the Vendor had an interest, multiplied by the percentage working interest therein owned by the Vendor.

SCHEDULE C – FORM 51-101F2 REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR

FORM 51-101F2

REPORT ON RESERVES DATA

BY

INDEPENDENT QUALIFIED RESERVES

EVALUATOR

Report on Reserves Data

To the board of directors of Focus Energy Trust (the "Company"):

1) We have evaluated the Company's reserves data as at December 31, 2003. The reserves data consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2003 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2003 using constant prices and costs; and

(ii) the related estimated future net revenue.

2) The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with the standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society).

3) Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4) The following tables set forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2003, and identifies the respective portions thereof that we have evaluated and reported on to the Company's board of directors:

			Net Present Value of Future Net Revenue (before income taxes, 10% discount rate)			
Independent Qualified Reserves Evaluator	Description and Preparation of Evaluation Report	Location of Reserves	Audited	Evaluated	Reviewed	Total
Paddock Lindstrom & Associates	January 29, 2004	Canada	0	209,136	0	209,136
McDaniel & Associates	February 4, 2004	Canada	0	63,842	0	63,842
Totals			0	272,978	0	272,978

5) In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6) We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7) Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

PADDOCK LINDSTROM AND ASSOCIATES, Calgary, Canada

"D.L. Paddock" March 23, 2004
D.L. Paddock, P. Eng. **Date**

McDANIEL AND ASSOCIATES, Calgary, Canada

"B.H. Emslie" March 24, 2004
B.H. Emslie, P. Eng. **Date**

SCHEDULE D – FORM 51-101F3 REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

FORM 51-101F3

REPORT OF

MANAGEMENT AND DIRECTORS

ON OIL AND GAS DISCLOSURE

Report of Management and Directors
on Reserves Data and Other Information

Management of Focus Energy Trust (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2003 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2003 using constant prices and costs; and

(ii) the related estimated future net revenue.

Independent qualified reserves evaluators have evaluated the Company's reserves data. The report of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the board of directors of the Company has:

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluators;

(b) met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation and, because of the proposal to change the independent qualified reserves evaluators, to inquire whether there had been disputes between the previous independent qualified reserves evaluators and management; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluators.

The Reserves Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed the information with management. The board of directors has, on the recommendation of the Reserves Committee, approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluators on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

FOCUS ENERGY TRUST, Calgary, Canada

"Derek W. Evans"	May 24, 2004
Derek W. Evans, P. Eng. President and Chief Executive Officer	**Date**
"Dennis M. Lawrence"	March 23, 2004
Dennis M. Lawrence, P. Eng. Vice President, Engineering	**Date**
"Matthew J. Brister"	March 24, 2004
Matthew J. Brister Director	**Date**
"Gerry A.. Romanzin"	March 23, 2004
Gerry A. Romanzin Director	**Date**

Attention Business Editors:
FET Resources Ltd. / Focus Energy Trust Announces the Increase to the FET Exchangeable Share Exchange Ratio Effective June 15, 2004

Focus Energy Trust - FET.UN - TSX
FET Resources Ltd. - FTX - TSX

CALGARY, June 1 /CNW/ - FET Resources Ltd. along with Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.21540 to 1.222534. Such increase will be effective on June 15, 2004.

The following are the details on the calculation of the Exchange Ratio:

<<

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio (xx)	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
May 31, 2004	1.21540	$0.15	$15.0876	0.00994	June 15, 2004	1.22534

>>

(xx) The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 510, 550 - 6th Avenue SW, Calgary, Alberta, T2P 0S2, their telephone number is (403) 233-2801.

%SEDAR: 00018353E

/For further information: Focus Energy Trust, FET Resources Ltd., Derek Evans, President or Bill Ostlund, Chief Financial Officer at (403) 781-8409/
(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 11:40e 01-JUN-04

APPENDIX A

FET Resources Ltd. is a subsidiary of Focus Energy Trust that is exempt from paying the participation fee based on the following:

Under section 2.2(2) of OSC Rule 13-502, a reporting issuer is exempt from paying a participation fee if:

(a) the parent of the subsidiary entity is a reporting issuer;

(b) the parent has paid the participation fee required; and

(c) the net assets and gross revenues of the subsidiary entity represent more than 90 percent of the net assets and gross revenues of the parent for the previous financial year of the parent.

	Year Ending December 31, 2003 (thousands)	
	Net Assets	Gross Revenues
FET Resources Ltd.	$183,750	$111,832
Focus Energy Trust	$193,071	$111,832
Percentage (A/B)	95%	100%